Form 20-F
period 2019-09-30
Q&K INTERNATIONAL GROUP Ltd
filed 2020-02-18
CIK 1769256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

Commission file number: 001-39111

Q&K International Group Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Suite 1607, Building A

No.596 Middle Longhua Road

Xuhui District, Shanghai, 200032

People’s Republic of China

(Address of principal executive offices)

Guangjie Jin, Chief Executive Officer

Phone: +86-21-6417-9625

Email: bill@qk365.com

Suite 1607, Building A

No.596 Middle Longhua Road

Xuhui District, Shanghai, 200032

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing thirty (30) Class A ordinary shares, par value US$0.00001 per share)	QK	NASDAQ Global Market

Class A ordinary shares, par value US$0.00001 per share*

*	Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

As of September 30, 2019, there were 1,342,860,850 ordinary shares outstanding, consisting of 120,121,410 Class A ordinary shares, 310,329,080 Class B ordinary shares, and 912,410,360 Class A ordinary shares that are issuable upon conversion of our preferred shares on a one-for-one basis, all with a par value of US$0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

			Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

•	“ADSs” refers to our American depositary shares, each of which represents 30 Class A ordinary shares;

•	“apartments contracted” or “rental units contracted” refer to apartments or rental units that we have leased in from landlords, as applicable;

•	“available apartments” or “available rental units” refer to the apartments or rental units in operation, as applicable, which have been renovated and ventilated and are ready to rent to tenants;

•

“average month-end occupancy rate” refers to the aggregate number of leased-out rental unit nights of the last day of each month in the relevant period as a percentage of the aggregate number of available rental unit nights of the last day of each month in the same period;

•

“average monthly rental after discount for rental prepayment” refers to the total rental received by a rental operator from tenants for the relevant period the tenants stay in the rental operator’s apartments, net of value-added tax, divided by the number of leased-out rental unit nights for the same period times 30.5 (which represents the average number of days in a month); for avoidance of doubt, the total rental does not include any utility fees a rental operator charges tenants for the relevant period;

•

“average monthly rental before discount for rental prepayment” refers to the total rental received by a rental operator from tenants for the relevant period the tenants stay in the rental operator’s apartments, net of value-added tax, adding back any discount the rental operator offers for rental prepayment, divided by the number of leased-out rental unit nights for the same period times 30.5 (which represents the average number of days in a month); for avoidance of doubt, the total rental does not include any utility fees a rental operator charges tenants for the relevant period;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“leased-out rental unit nights” refer to the number of nights that the rental units of a rental apartment were leased out for a relevant period;

•	“long-term apartment rental” refers to apartment rental business in which the rents are normally collected on a monthly or quarterly basis, and the lease terms are normally over six months;

•	“long-term apartment operator” refers to a company which operates long-term apartment rental business, collects vacant apartment resources and rents those apartments directly to tenants;

•	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;

•	“period-average occupancy rate” refers to the aggregate number of leased-out rental unit nights as a percentage of the aggregate number of available rental unit nights during the relevant period;

•	“tenant renewal rate” refers to the percentage of tenants who choose to rent from the same operator after the end of the applicable lock-in period in the lease;

•

“rental spread after discount for rental prepayment” refers to the difference between the average monthly rental after discount for rental prepayment on a lease to a tenant, and the monthly straight-lined rental that the rental operator pays to the landlord for the same space;

•

“rental spread before discount for rental prepayment” refers to the difference between the average monthly rental before discount for rental prepayment on a lease to a tenant, and the monthly straight-lined rental that the rental operator pays to the landlord for the same space;

•

“rental spread margin after discount for rental prepayment” refers to the rental spread after discount for rental prepayment as a percentage of the average monthly rental after discount for rental prepayment on a lease to a tenant on the same space;

•

“rental spread margin before discount for rental prepayment” refers to the rental spread before discount for rental prepayment as a percentage of the average monthly rental before discount for rental prepayment on a lease to a tenant on the same space;

•

“rental unit” refers to each bedroom in a rental apartment; we typically convert a leased-in apartment to add an additional bedroom, or the N+1 model, and rent each bedroom separately to individual tenants after standardized decoration and furnishing;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•

“straight-lined rental” refer to the rental a rental operator pays to a landlord after adjustment to record rent holidays/rent-free period and rent escalation clauses on a straight-line basis over the term of the lease with the landlord;

•	“tier 1 cities” refer to Beijing, Shanghai, Guangzhou and Shenzhen;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and

•	“we,” “us,” “our company,” “our” and “Qingke” refer to Q&K International Group Limited, its subsidiaries, variable interest entity and its subsidiaries.

Unless otherwise indicated, the number of our tenants, tenant renewal rate, average lease term of our tenants, and our other operating data in this annual report do not take into account tenants who choose not to stay in our apartments after the first week of their leases. To encourage prospective tenants to try out our apartments, we have put in place a policy to allow a new tenant to cancel a lease within three days from the move-in date, and we will return all rental, deposits and fees penalty free. If a new tenant cancels the lease on the fourth to the seventh day, we will return all unused rental, deposit and fees penalty free. In FY 2019, approximately 8.5% of our leases with tenants were terminated during the first week of their leases, respectively.

Our fiscal year end is September 30. “FY 2017” refers to our fiscal year ended September 30, 2017, “FY 2018” refers to our fiscal year ended September 30, 2018 and “FY 2019” refers to our fiscal year ended September 30, 2019.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB7.1477 to US$1.00, the noon buying rate on September 30, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On February 7, 2020, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.0003 to US$1.00.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements relating to:

•	our mission and strategies;

•	our ability to continue as a going concern;

•	our ability to achieve or maintain profitability;

•

general economic and business condition in China and elsewhere, particularly the long-term apartment rental market and government measures aimed at China’s real estate industry and apartment rental industry;

•	competition in the apartment rental industry;

•	our future business development, financial condition and results of operations;

•	our expectations regarding demand for and market acceptance of our apartments and services;

•	our ability to attract and retain tenants and landlords, including tenants and landlords from our acquired lease contracts;

•	our ability to control the quality of operations, including the operation of our rental apartments managed by our own apartment managers or by third-party contractors;

•	our ability to integrate strategic investments, acquisitions and new business initiatives; and

•	our relationship with financial institution partners and third-party product and service providers.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of China’s branded long-term apartment rental industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of comprehensive loss data and selected consolidated cash flows data for FY 2017, FY 2018 and FY 2019, and selected consolidated balance sheets data as of September 30, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. Our selected consolidated balance sheets data as of September 30, 2017 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive loss data for FY 2017, FY 2018 and FY 2019.

	FY 2017	FY 2018	FY 2019
	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss Data:
Net revenues:
Rental service revenue	508,910	796,940	1,089,164	152,380
Value-added services and others	13,827	92,997	144,606	20,231

Total net revenues	522,737	889,937	1,233,770	172,611

Operating costs and expenses:
Operating cost	(547,618)	(897,959)	(1,304,992)	(182,575)
Selling and marketing expenses	(42,008)	(117,826)	(135,413)	(18,945)
General and administrative expenses	(34,353)	(84,953)	(108,196)	(15,137)
Research and development expenses	(44,160)	(51,947)	(47,029)	(6,580)
Pre-operation expenses	(19,934)	(117,107)	(42,661)	(5,968)
Impairment loss	(22,750)	(50,614)	(46,213)	(6,465)
Other (expense) income, net	(1,460)	4,034	2,427	340

Total operating costs and expenses	(712,283)	(1,316,372)	(1,682,077)	(235,330)

Loss from operations	(189,546)	(426,435)	(448,307)	(62,719)
Interest expense, net	(50,136)	(77,167)	(91,914)	(12,859)
Foreign exchange gain (loss)	3	(91)	(457)	(64)
Fair value change of contingent earn-out liabilities	(5,165)	6,164	42,404	5,933

Loss before income taxes	(244,844)	(497,529)	(498,274)	(69,709)
Income tax expense	(596)	(2,393)	(63)	(9)

Net loss	(245,440)	(499,922)	(498,337)	(69,718)
Less: net income (loss) attributable to noncontrolling interests	35	(63)	(95)	(13)

Net loss attributable to Q&K International Group Limited	(245,475)	(499,859)	(498,242)	(69,705)
Deemed dividend	(58,763)	(135,545)	(307,389)	(43,005)

Net loss attributable to ordinary shareholders	(304,238)	(635,404)	(805,631)	(112,710)

Net loss per share attributable to ordinary shareholders of Q&K International Group Limited—Basic and diluted	(0.86)	(1.55)	(1.87)	(0.26)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	354,861,449	409,403,915	430,450,490	430,450,490

The following table presents our selected consolidated balance sheet data as of September 30, 2017, 2018 and 2019.

	As of September 30,
Selected Consolidated Balance Sheets Data:	2017	2018	2019

	RMB	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	365,115	103,752	159,799	22,357
Restricted cash	2,000	15,000	91,015	12,733
Accounts receivable (net of allowance)	314	475	1,306	180
Amounts due from related parties	12,541	22,505	5,587	782
Prepaid rents and deposit	92,687	170,683	128,213	17,938
Advance to suppliers	27,270	17,079	64,028	8,958
Other current assets	42,118	118,445	146,559	20,504

Total current assets	542,045	447,939	596,507	83,452
Non-current assets:
Property and equipment—net	578,331	1,320,822	1,185,311	165,831
Intangible assets—net	1,714	1,232	1,248	175
Land use rights	11,307	11,021	10,734	1,502
Other assets	201	389	5,946	832

Total assets	1,133,598	1,781,403	1,799,746	251,792

Liabilities and equity:
Current liabilities	1,173,179	1,969,883	1,697,111	237,434
Non-current liabilities	386,389	590,654	913,501	127,804

Total liabilities	1,559,568	2,560,537	2,610,612	365,238

Total mezzanine equity	368,546	644,043	1,425,485	199,432

Total Q&K International Group Limited shareholders’ deficit	(812,351)	(1,440,949)	(2,246,028)	(314,232)
Noncontrolling interest	17,835	17,772	9,677	1,354

Total shareholders’ deficit	(794,516)	(1,423,177)	(2,236,351)	(312,878)

Total liabilities, mezzanine equity and shareholders’ deficit	1,133,598	1,781,403	1,799,746	251,792

The following table presents our selected consolidated cash flow data for FY 2017, FY 2018 and FY 2019.

	FY 2017	FY 2018	FY 2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(43,589)	(117,048)	(88,189)	(12,338)
Net cash used in investing activities	(285,518)	(674,298)	(351,450)	(49,170)
Net cash provided by financing activities	649,451	539,528	569,569	79,686
Effect of foreign exchange rate changes	(238)	3,455	2,132	298
Net increase (decrease) in cash, cash equivalents and restricted cash	320,106	(248,363)	132,062	18,476
Cash, cash equivalents and restricted cash at the beginning of the period	47,009	367,115	118,752	16,614
Cash, cash equivalents and restricted cash at the end of the period	367,115	118,752	250,814	35,090

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could adversely affect our operating results, financial condition and business prospects, and cause our actual results to differ materially from those projected in any forward-looking statements.

Risks Related to Our Business and Industry

We have a limited operating history in an emerging and rapidly evolving market, which makes it difficult to evaluate our future prospects and results of operations and may increase the risk that we will not be successful. In addition, our historical growth and financial condition may not be indicative of our future growth, profitability, and financial condition.

We have a limited operating history in the branded long-term apartment rental industry, which is an emerging and rapidly evolving market in China. We may not continue our growth or maintain our historical growth rates or financial condition. For example, our number of rental units contracted increased by 3.2% from September 30, 2018 to September 30, 2019, compared to 99.4% from September 30, 2017 to September 30, 2018. You should not consider our historical growth or financial condition as indicative of our future performance.

You should consider our future operations in light of the challenges and uncertainties that we may encounter. These risks and challenges include, among other things:

•	changes in national, regional or local economic, demographic or real estate market conditions;

•	changes in laws and policies on rental housing, including but not limited to rent control laws or tenant protection laws;

•	changes in job markets and employment levels on a national, regional and local basis;

•	overall conditions in the rental market, including:

•	macroeconomic shifts in demand for rental homes;

•	inability to lease or re-lease homes to tenants on a timely basis, on attractive terms or at all; and

•	development of branded apartment rental industry in China;

•	failure of tenants to pay rent when due or otherwise perform their obligations in connection with the lease;

•	significant number of early terminations of leases;

•	level of competition for suitable rental homes;

•	our ability to expand and manage our apartment network and maintain rapid business growth;

•	our ability to manage our procedures, control and systems under different business models, including for rental apartments managed by our apartment managers or by third-party contractors;

•	our ability to maintain high occupancy rate and target rent levels;

•	our ability to raise rents;

•	costs and time period required to renovate rental homes;

•	unanticipated repairs, capital expenditures or other costs;

•	our ability to maintain or renew favorable terms with financing partners and other strategic partners;

•	our ability to maintain, deepen and broaden cooperation with financial institutions, service providers and other third parties;

•	our ability to develop more value-added products and services;

•	our ability to effectively control our operating costs and expenses;

•	our ability to maintain the proper functioning of our technology systems and infrastructure;

•	disputes and potential negative publicity in connection with rental collection, eviction proceedings, quality control and other aspects of our business;

•	costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental or safety problems;

•	decoration and supply capabilities;

•	our ability to increase our brand awareness;

•	our ability to attract and retain employees; and

•	changes in U.S. accounting standards regarding operating leases.

In addition, we utilize a lease-and-operate model, under which we lease apartments, usually in bare-bones condition, and lease to tenants after renovation. Therefore, we are also subject to the risks inherent in a lease-and-operate model, including:

•	upfront capital outlay for apartment sourcing and renovation;

•	ongoing capital needs to maintain and operate apartments; and

•

mismatch between our lease term with landlords, which generally provides a lease-in contract lock-in period of five to six years, subject to the extension for another two to three years at the option of landlords, and our lease term with tenants, which generally has a contracted term of 26 months and an average lock-in period of 11.3 months in FY 2019.

Any one or more of these factors could adversely affect our business, financial condition and results of operations.

We recorded net losses in the past and may not be able to continue as a going concern or achieve or maintain profitability in the future.

We incurred net losses in FY 2017, FY 2018 and FY 2019 of RMB245.4 million, RMB499.9 million and RMB498.3 million (US$69.7 million), respectively. As of September 30, 2019, we had an accumulated deficit of RMB2,275.9 million (US$318.4 million). Our net cash used in operating activities were RMB43.6 million, RMB117.0 million and RMB88.2 million (US$12.3 million) for FY 2017, FY 2018 and FY 2019, respectively. Our balance of cash and cash equivalents has fluctuated and amounted to RMB365.1 million, RMB103.8 million and RMB159.8 million (US$22.4 million) as of September 30, 2017, 2018 and 2019, respectively. As of September 30, 2017, 2018 and 2019, our current liabilities exceeded our current assets by RMB631.1 million, RMB1,521.9 million and RMB1,100.6 million (US$154.0 million), respectively. Furthermore, in January 2020, we entered into agreements with a rental service company to acquire lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing for a consideration of RMB580.0 million (US$81.1 million), which is payable by the end of 2020 and subject to adjustments based on the quality of the assets according to the agreements. As of the date of this annual report, we have paid a deposit of approximately RMB200.0 million (US$28.0 million) for this transaction. These factors raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

In addition, we will need to generate increased revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or improve profitability as we intend to continue to spend significant funds to expand our operations, including expanding our apartment network, developing and enhancing our technology systems and infrastructure, and expanding offerings of other value-added services. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue immediately or significantly to offset our operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to continue as a going concern or achieve or maintain profitability, the market price of our ADSs, which are listed on NASDAQ, may significantly decrease.

Our business requires significant capital expenditure for sourcing, renovation and maintenance of rental apartments. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition and growth prospects.

We recorded negative working capital. As of September 30, 2017, 2018 and 2019, our current liabilities exceeded our current assets by RMB631.1 million, RMB1,521.9 million and RMB1,100.6 million (US$154.0 million), respectively. Our capital expenditures totaled RMB275.7 million, RMB1,000.4 million and RMB172.1 million (US$24.1 million) in FY 2017, FY 2018 and FY 2019, respectively. We are in need of additional funding to sustain and expand our business, and we have formulated a plan to address our liquidity problem, including but not limited to, cooperation with a rental service company to finance apartment renovation under a financing arrangement model, obtaining proceeds from our tenants’ rental prepayment, and adoption of a stringent cash management policy. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” Our management reviews our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditures. We believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures, and to meet our short-term debt obligations, other liabilities and commitments as they become due.

We utilize a lease-and-operate model. We generally incur substantial upfront capital outlay before we start to generate revenues on the relevant apartments. These include capital outlay for market research and evaluation of the target geographic area for expansion, apartment searching, prepayment of a few months’ rental to our landlords, and renovation of the apartments we lease, which are usually in bare-bone condition, to add an additional bedroom and make them suitable for lease-out to tenants. We followed a disciplined and systematic process to expand our apartment network, involving comprehensive market research, site visits and other preparation work, during which period we may incur substantial operating costs and expenses. After we have identified the geographic area to expand into and available apartments to lease, the typical period from the time we enter into a lease agreement with landlords to successfully leasing out the apartment and receiving the first rental payments from tenants is approximately 83.3 days as of September 30, 2019, which may be significantly extended due to some factors that are beyond our control, including but not limited to, substantial delay during the renovation period due to third-party contractors’ default, and inability to attract and retain tenants in a timely manner due to apartment rental market condition. Inability to timely access financing on favorable terms or at all would materially and adversely affect our apartment sourcing and expansion, which could materially and adversely affect our future business, results of operations, financial condition and growth prospects.

In addition, our rental apartments have infrastructure and appliances of varying ages and conditions. In order to maintain and operate our rental apartments, ongoing renovations and other leasehold improvements, including periodic home cleaning and replacement of furniture, fixtures and equipment, are required. These investments and expenditures also require ongoing funding and, to the extent we cannot fund these expenditures from our existing cash or cash flow generated from operations, we must borrow or raise capital through financing. If we fail to access capital that are necessary to maintain or improve the rental apartments, our rental apartments’ attractiveness could be reduced, we could lose market share to our competitors and our occupancy rates may decline.

We cooperate with financial institutions which provide rental installment loans to our tenants to finance their rental prepayments, which have helped us finance our capital expenditure for apartment sourcing, renovation, and ongoing apartment maintenance and operation. We may not be able to obtain significant capital through rental installment loan. As of September 30, 2019, 62.6% of rental payment made by our tenants had been facilitated by rental installment loans. However, the Opinions on Rectification and Normalization of Home-rental Market, which became effective on December 13, 2019, requires that a residential rental company, such as us, shall make sure that the total rental income it receives through rental installment loan does not exceed 30% of the rental income of such company by the end of 2022. We cannot assure you that we can find alternative sources of financing and our business operations, cash flow or financial condition would not be negatively affected by significantly reducing the percentage of our rental income received through rental installment loan.

Tenants may terminate their leases during lease terms, exposing us to the risk of re-leasing our rental apartments, which we may be unable to do on a timely basis, on favorable terms or at all.

Our leases with tenants typically have a contracted lease term of 26 months. In FY 2019, our tenants stayed in our rental units for an average duration of 7.8 months. Our lease-out agreements usually include a lock-in period (during which termination will result in forfeiture of deposit) of 12 months or longer after the move-in date. If the market rental rates decline, we anticipate our rental revenues may be affected greater than if our leases were for longer terms. Short-term leases may result in high turnover, which involves costs such as restoring the rental apartments, marketing costs and lower occupancy levels. Our estimates on tenant turnover rate and related cost may be less accurate than if we had more operating data upon which to base such estimates. On the other hand, we are subject to a five to six-year lease-in contract lock-in period, during which neither landlords nor us may terminate the lease without paying a penalty equal to the rentals for the remaining lease-in contract lock-in period, and continue to incur rental costs. If our monthly rentals received from tenants decrease or our tenants do not continue to stay with us, our business, results of operations and financial conditions will be materially and adversely affected.

In addition, tenants may terminate the lease during the lock-in period, subject to the forfeiture of their security deposits. In FY 2019, 49.0% of our leases with tenants were terminated before the expiration of the applicable lock-in period, increased from 43.1% in FY 2018 mainly because more tenants changed their jobs and thus needed to relocate, and also attributable to the negative publicity of rental installment loans since 2018. In FY 2019, only 5.5% of our leases with tenants remained in their rental units through the end of the 26-month contracted lease term. Our liquidity may be materially and adversely affected by tenants’ early termination. See “—We have relied on our tenants’ rental prepayments to finance our growth. To the extent a lease agreement is terminated during the rental period covered by the prepayment, we need to return the unused prepaid rentals. If a significant number of the lease agreements are terminated early, our liquidity and financial condition may be materially and adversely affected.” To the extent a lease agreement is terminated during the rental period covered by the prepayment, we need to return the unused prepaid rentals. If a significant number of the lease agreements are terminated early, our liquidity and financial condition may be materially and adversely affected.” To the extent tenants terminate the lease during the lease term, our business, results of operation and financial condition may be materially and adversely affected.

We have relied on our tenants’ rental prepayments to finance our growth. To the extent a lease agreement is terminated during the rental period covered by the prepayment, we need to return the unused prepaid rentals. If a significant number of the lease agreements are terminated early, our liquidity and financial condition may be materially and adversely affected.

We encourage tenants to prepay rentals by providing them with rental discounts during the lock-in period as well as subsidizing the interests on their rental installment loans, which the tenants use to finance rental prepayments. In the event of rental installment loans, we typically receive from our financial institution partners a lump-sum payment covering up to 24 months’ rent, which we can use to finance our growth without restrictions. See “Item 4. Information on the Company—B. Business Overview—Our Cooperation with Financial Institutions.” These rental prepayments have helped us finance our capital expenditure for apartment sourcing, renovation, and ongoing apartment maintenance and operation.

However, our tenant may terminate the lease agreement during the rental period covered by the prepayment, subject to the forfeiture of his/her security deposit should such termination take place during the lock-in period. In addition, we may terminate the lease agreement with a tenant, for example, if the tenant defaults on the repayment of his/her rental installment loan, which is granted by our financial institution partner and used by the tenant to finance his/her rental prepayment.

To the extent a lease agreement is terminated before the rental period covered by the prepayment, whether by the tenant or by us, we shall, upon such termination, return the unused prepaid rents, typically in a lump sum, to the tenant, or to our financial institution partner where the tenant has used the rental installment loan granted by such financial institution to finance his/her rental prepayment. Since tenants who prepay rental for certain lease period can enjoy rental discount for the applicable lock-in period, and tenants who terminate the lease within the lock-in period are subject to forfeiture of their security deposits, our tenants may be incentivized to terminate their lease around the end or shortly after the expiry of the applicable lock-in period. In FY 2019, 48.4% of our terminated leases with tenants were terminated during the rental period covered by the prepayment. When a significant number of lease agreements are terminated during the rental period covered by the rental prepayments, we may not have sufficient immediate funds to return all unused rents, and we may not be able to timely re-possess the apartments and identify new tenants. See “—Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease.” Failure to adequately manage our cash and liquidity could adversely affect our business, financial condition, results of operations and cash flows.

We rely on our cooperation with a limited number of financial institutions.

As of September 30, 2019, we cooperated with 11 financial institutions, which provide rental installment loans to our tenants to finance their rental prepayments. As of September 30, 2019, our largest and second largest financial institution partners accounted for 52.8% and 30.1% of the total amount of outstanding rental loans, respectively. In line with industry practice, we provide guarantee and may also provide additional credit enhancement in the form of security deposits to our financial institution partners with respect to tenants’ repayment of the rental installment loans. As of September 30, 2019, rental payment of 65.4% of our occupied rental units had been facilitated by rental installment loans.

In addition, in August 2018, we started to cooperate with a rental service company owned by a state-owned bank in apartment sourcing and renovation. Under this model for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. The cooperation has provided us with access to a stable source of low-cost capital to finance our apartment renovation upfront, which helps us scale in a cost-efficient manner. As of September 30, 2019, 24.3% of our total apartments were financed under this cooperation.

If our financial institution partners reduce, discontinue or do not expand their cooperation with us, for example, as a result of changes in regulatory landscape, tightening of the credit market, default by a significant number of our tenants or otherwise, we may not be able to find alternative sources of financing on similar or better terms in a timely manner or at all, and as a result our business, financial condition and growth prospects may be materially and adversely affected.

Capital and credit market conditions may adversely affect our access to capital and/or the cost of capital, which could impact our future prospects, results of operations and growth prospects.

In periods when the capital and credit markets experience significant volatility, the amounts, sources and cost of capital available to us may be adversely affected. We primarily use external financing to fund our expansion and renovation. If sufficient sources of external financing are not available to us on cost effective terms, we could be forced to limit our expansion and renovation and/or take other actions to fund our business activities. If economic conditions deteriorate or credit market tightens, there can be no assurance that the scope of cooperation with those financial institutions would not be terminated or reduced. To the extent that we are able and/or choose to access capital at a higher cost than we have experienced in recent years, absent changes in other factors, our earnings per share and cash flows could be adversely affected. In addition, the price of our ADSs may fluctuate significantly and/or decline in a high interest rate or volatile economic environment.

In addition, rising interest rates could increase interest costs and could affect our ability to become profitable. We currently have, and may in the future incur floating interest rate debt, which subject us to interest risks. See “—Our outstanding and future indebtedness and capital lease and other financing arrangement payable may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all.” In addition, we pay the interest on our tenants’ rental installment loans, which also exposes us to the risks associated with rising interest. If interest rates increase, our financing costs will also rise and our ability to become profitable could be adversely affected.

Our business is susceptible to China’s macro-economic conditions, particularly the long-term apartment rental market and government measures aimed at China’s real estate industry and apartment rental industry.

We conduct our apartment rental services business in China. Our business depends substantially on conditions of China’s real estate industry, particularly the apartment rental industry. Demand for rental apartments in China has grown steadily in recent years, but the growth is often coupled with volatility and fluctuations in real estate transaction volume and prices as well as the employment rate. Fluctuations of supply and demand in China’s real estate industry and apartment rental industry are caused by economic, social, political and other factors. The Chinese economy has shown slower growth since 2012 compared to the previous decade and this trend is likely to continue.

We target young people, including recent college graduates, entry level white collar workers and industry workers in cities with strong economic growth, net inflow of people, ambitious urban development plans and favorable policies supporting the development of the apartment rental market. As of September 30, 2019, we had 97,297 available rental units under management spread across China, approximately 95.1% of which (contributing to 97.3% of our rental service revenues in FY 2019) were located in the Yangtze mega-city cluster centered around Shanghai. Any severe or prolonged slowdown in China’s economy, and slowdown or discontinuation of urbanization in our target markets may materially and adversely affect our business, financial condition and results of operations. Our occupancy levels and rental rates mainly depend on demands from our target tenants in the target markets. We have benefited in recent periods from the growth of the economy, rapid urbanization and geographic concentration affecting the real estate markets and apartment rental markets, including, in particular:

•

soaring prices of residential real estates and extremely stringent home-buying requirements in top tier cities in China that have made it more difficult to purchase apartments, particularly for our target customers;

•	favorable rental-related policies and other government support for increased rental options;

•	increased number of “non-resident” population in top tier cities in China;

•	favorable interest rates for financing and a strong and healthy credit market; and

•	mismatch of supply and demand in China’s long-term apartment rental market.

We do not expect these favorable trends in the apartment rental market to continue indefinitely. Lowered apartment purchase prices that make it more accessible to own apartments, unfavorable policies for the apartment rental markets or decrease of “non-resident” population in top tier cities may adversely affecting the apartment rental market. A softening of the apartment rental market in our target areas would materially and adversely affect our business, financial condition and results of operations.

In recent years, PRC governmental authorities put forward favorable rental-related policies, including but not limited to, increasing rental housing supply, encouraging the development of modern rental companies, and reducing rental income taxes. These policies have in part driven our growth.

Meanwhile, the PRC governmental authorities also enact certain criteria to regulate the apartment rental market. For example, the State Council of the PRC promulgated Several Opinions of the General Office of the State Council on Accelerating the Cultivation and Development of the Home-Rental Market in 2016, which require the local housing authorities to strengthen the administration of the home-rental market participants, including residential tenancy enterprises, intermediary agencies and professionals, in coordination with relevant departments, and keep credit records of relevant market participants. Moreover, the Ministry of Housing and Urban-Rural Development of the PRC, or the MOHURD, published the Measures on Management of Residential tenancy and Home Sales (Discussion Draft) for public discussion in May 2017, which require the relevant PRC authorities to enhance scrutiny on (i) the terms of duration and rent adjustments in lease agreements, (ii) the filing of lease agreements, and (iii) residential tenancy enterprises. If the PRC governmental authorities adopt any prohibitive measures or policies with respect to rental housing, or the interpretation of current laws and regulations relating to the apartment rental market becomes more restrictive and rigorous, they may depress the apartment rental market, dissuade potential tenants from renting apartments, and cause a decline in average rental rates. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased demand of rental apartments that may result from government policies.

Our expansion into new markets may present increased risk.

We plan to expand in our existing cities and enter new cities which we believe have strong growth potential, for example, cities with strong economic growth, net inflow of people, ambitious urban development plans and favorable policies supporting the development of the branded long-term apartment rental market. To the extent our predictions or judgment on the market growth turn out to be inaccurate, we may not have sufficient supply or demand in the market to support our growth or achieve profitability. If we cannot maintain or increase occupancy levels and rental rates in our target markets to keep pace with rising costs of rents, renovation and operations, our business, results of operations, and financial condition may be adversely affected. See “—Our business is susceptible to China’s macro-economic conditions, particularly the long-term apartment rental market and government measures aimed at China’s real estate industry and apartment rental industry.”

We followed a disciplined and systematic process to expand our apartment network, involving comprehensive market research, site visit and other preparation work. In addition, as we expand into new geographic areas, it takes time to ramp up the occupancy rate to our target level. For example, it took us eight months to ramp up the month-end occupancy rate in Hangzhou to above 90%. During the ramp up period, we may continue to incur upfront renovation costs and other operating costs and expenses without generating corresponding net revenues. For example, in FY 2018, we substantially expanded our apartment network in multiple cities, including Hangzhou, Wuhan and Nanjing, and incurred substantial upfront expenses in connection with our market research, preparation, and testing of our business models in these cities, and our selling and marketing expenses, general and administrative expenses, and pre-operation expenses as a percentage of our net revenues increased significantly from FY 2017 to FY 2018 primarily as a result thereof.

In addition, we may not be able to replicate our success in existing cities to new cities we target in a timely manner or at all, as they may have different regulatory and competitive landscape. This may adversely affect our results of operations and growth prospects.

For example, in early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. We also started to expand our business to Tianjin by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 2,800 rental units in Tianjin in December 2019. Due to our lack of experience and recourses in southwest China and Tianjin, we may not be able to operate and manage these rental units in an efficient and effective way, or at all. This may adversely affect our results of operations and growth prospects.

Strategic investments, acquisitions or new business initiatives may disrupt our ability to effectively manage our business and adversely affect our operating results. In addition, to the extent we fund these business initiatives through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted.

We may acquire or make investments in other companies, business, products, technologies or other assets along our business value chain to complement and expand our business. We may not be able to find suitable acquisition or investment candidates, and we may not be able to complete acquisition and investment on favorable terms, or at all. If we do not complete acquisition and investment as we expect, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisition and investment we complete could be viewed negatively by investors. In addition, to the extent we fund these business initiatives through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. Furthermore, if we fail to successfully integrate such acquisitions or the technologies or other assets associated with such acquisitions into our company, the revenues and operating results of the combined company could be adversely affected. Acquisitions and investments are inherently risky and may not be successful, and they may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to greater-than-expected liabilities and our expenses, and adversely impact our business, financial condition, operating results, and cash flows.

For example, in early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. We are required to pay the consideration of this transaction by the end of 2020, which we have not paid as of the date of this annual report. We need to integrate these rental units into our business, including but not limited to, integration of the systems and personnel to operate these rental units. As we lack experience in integration and operation of rental units in southwest China, we may not be able to integrate these rental units into our business in a cost-effective and timely manner, or at all. This integration also requires our management to allocate resources and time from rental units we currently operate and manage to these rental units. In addition, in the process of integrating these rental units, we may continue to rely on the information systems provided by the rental service company to operate these rental units before we transfer all required operating information to our own systems. We cannot ensure that the system provided by the rental service company, which may collect and store sensitive data of third parties, is secured and reliable. Moreover, although the rental service company will ensure that the rental installment loan for the original leases with tenants are terminated before the completion of the transaction, we cannot assure you that the tenants, financial institutions, the rental service company and other third-parties will not have any dispute with us for the rental installment loans. These may adversely impact our business, financial condition, operating results and cash flows.

We started to expand our business by acquiring lease contracts and related fixtures and equipment of rental units from another rental service company and have engaged a third-party contractor to manage these rental units. We may not be able to control the quality of sourcing, renovation, marketing, maintenance and other rental unit management activities or participate in the tenant screening process. The contractor may not manage the rental units according to the terms of our contracts or otherwise below standard, or does not continue to maintain or expand their relationship with us. These may materially and adversely affect our business, results of operation, financial condition and reputation.

In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. Unlike rental units we currently operate and manage, these rental units had been renovated at the time we acquired the lease contracts. We have carried out due diligence to verify the authenticity and the quality of these rental units, including but not limited to site visits, calls with landlords and tenants of these rental units, and verification of the operating data such as occupancy rate and rental margin of these rental units provided by the rental service company. However, as these rental units are not sourced, renovated or furnished using our system, we did not monitor these processes and therefore we cannot ensure the quality of these rental units. We have engaged a third-party contractor to manage these rental units, including but not limited to marketing, maintenance, tenant screening, communications with landlords and tenants. We plan to take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month. Even though we plan to take these measures, we cannot assure you that the contractor will provide services that meet our requirements or will not have disputes with landlords, tenants or other third parties. Furthermore, as tenants of these rental units are not sourced using our system, we cannot participate in the selection process and ensure the reliability and effectiveness of other systems, and therefore we may not be able to ensure these tenants’ credit worthiness. In addition, if the contractor cannot continue its relationship with us, we may not be able to find an equivalent on a timely manner, or at all, or manage these rental units by our own team in an effective and efficient way as we do not have sufficient experience in management of apartments or resources in Sichuan and Chongqing. These may materially and adversely affect our business, financial condition and results of operation.

We face significant competition in the apartment rental market.

China’s long-term apartment rental market is highly competitive. With the influx of new entrants and the expansion of current participants, we expect competition to continue and intensify, which could harm our ability to increase revenue and attain or sustain profitability. Our competitors include other branded apartment operators and apartment owners who directly rent their apartments to tenants. In addition, in response to increased cooling measures on housing sales, real estate developers may also pivot into standardized rental market. We believe the principal competitive factors in this industry include:

•	ability to source suitable and sufficient apartments across multiple regions with favorable terms including contract length, rental-free period, rent-in costs, etc.;

•	ability to use big data analytics to establish competitive lease terms with both landlords and tenants;

•	ability to establish sustainable unit economic model;

•	ability to renovate and operate rental apartments in an efficient and cost-effective manner;

•	ability to achieve high standardization and manage a complex supply network;

•	ability to achieve high standardization and manage a complex supply network;

•	ability to maintain financial flexibility;

•	geographic coverage and customer reach;

•	ability to set up IT and internet infrastructure; and

•	brand awareness and customer satisfaction, including the availability and range of value-added services to help foster a sense of community and loyalty among tenants.

We face competition for our sourcing of suitable apartments in our target markets. Our competitors may have better access to newer, better located apartments at lower cost. They may also have more rapid access to the information of available apartments, which helps them rent such apartments from owners before we receive such information. Moreover, our competitors may be more resourceful, have a lower cost of funds or better access to funding sources that may not be available to us. In addition, our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of rental apartments. Competition may result in fewer options of apartments available to us, higher rental rates to be paid by us, our acceptance of greater risk, lower yields and a narrower spread of yields over our financing costs. As a result, there can be no assurance that we will be able to identify suitable apartments that are consistent with our tenants’ need, and our failure to accomplish the foregoing could have a material adverse effect on our business and results of operation.

We also face competition for our target tenants. Our competitors may successfully attract tenants with cheaper and more convenient rental units, better incentives, amenities and value-added services, which could adversely affect our ability to obtain quality tenants and lease out our rental apartments on favorable terms. In addition, our competitors may have better access to tenant information, which helps them identify and acquire quality tenants more quickly. Moreover, some competing housing options may qualify for government subsidies that may make such options more accessible and therefore more attractive than our rental apartments. This competition may affect our ability to attract and retain tenants and may reduce the rental rates we are able to charge.

Furthermore, as a result of the competition for suitable apartments and tenants, we may not be able to maintain the spread or margin between lease-in from landlords and lease-out to tenants, which may adversely affect our results of operations.

If we fail to compete effectively in the market, we would lose our market share, fail to gain additional market share, and our business, results of operation and growth prospects may be materially and adversely affected.

New laws, regulations and policies may be promulgated to strengthen the regulation on the apartment rental industry which may adversely affect our business, results of operations, financial condition and growth prospects.

PRC laws, regulations and policies concerning the apartment rental industry are developing and evolving. Although we have been taking measures to comply with laws, regulations and policies that are applicable to our business operations, the PRC government authority may promulgate new laws and regulations regulating the apartment rental industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws, regulations or policies relating to the apartment rental industry.

In recent years, some tier 1 cities in China have adopted the restriction on group-oriented leasing. Group-oriented leasing refers to the practice of renting a single apartment to multiple tenants under separate leases, resulting in the over-crowding of such apartment. In particular, Beijing and Shanghai have expressly banned the lease of rental apartment providing living space of less than five square meters per capita. We typically convert the living room of our rental apartment to add an additional bedroom, which is known as N+1 model. While some local governments, including Shanghai, Beijing, Hangzhou, Suzhou, Wuhan and Nanjing, do not consider N+1 model as group-oriented leasing, governmental authorities in other existing cities may implement restrictions that affect our N+1 model in the future. In addition, we cannot assure you whether any local governments may change its policies or interpret them in a manner that renders our N+1 model non-compliant. If we are deemed to violate local laws, regulations and policies, we may be subject to penalties and may need to adjust our business model, which may have a material and adverse effect on our business, results of operation, financial condition and growth prospects.

Moreover, the PRC government may institute a licensing regime covering our industry at some point in the future. For example, we cannot rule out the possibility that future laws or regulations will require us to register as real estate brokerage enterprise. Under the current PRC laws and regulations, enterprises operating real estate brokerage related business are required to register as real estate brokerage enterprise at local housing authorities. Pursuant to the Real Estate Brokerage Management Methods promulgated by MOHURD, only enterprises providing intermediary and agency services to the landlords in order to facilitate real estate transactions in return for commissions are deemed as a real estate brokerage enterprise, which is different from our business model, as advised by our PRC legal counsel, JunHe LLP. Therefore, we do not believe that our current business constitutes real estate brokerage under PRC laws and regulations and as a result our company shall not be subject to registration as a real estate brokerage enterprise. If any future laws and regulations deem our business as real estate brokerage or any other licensing regime is introduced, we cannot assure you that we would be able to complete any newly required registration or obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

In addition, under the current PRC legal regime, there is no laws or regulations specifically controlling the rents. The Administrative Measures for Commodity Housing Leasing, promulgated by the MOHURD on December 1, 2010, provides a principle rule that landlords shall not raise the rent unilaterally and randomly during the term of the lease agreements. In addition, on May 19, 2017, the MOHURD published the Measures on Management of Residential tenancy and Home Sales (Discussion Draft), or the Discussion Draft, for public discussion, which was closed on June 19, 2017. As of the date of this annual report, the MOHURD had not promulgated or published any regulations, rules, notices or circulars in relation to the rents of house leasing. The Discussion Draft stipulates that landlords must not unilaterally raise rent if they have not reached a consensus with the tenant on the frequency and range of rent adjustments in the lease agreement. This Discussion Draft also stipulates that the local governments shall establish a system to publicize information on rents in the local markets. The Discussion Draft also stipulates that landlords shall not evict the tenants through violence, threats or other coercive measures. Although the final provisions, interpretation, adoption timeline and effective date of the Discussion Draft remain substantially uncertain, our business practices may be subject to stricter governmental supervision in the future, which may adversely affect our business, results of operations, financial condition and growth prospects.

Furthermore, the Opinions on Rectification and Normalization of Home-rental Market, which became effective on December 13, 2019, tightens the control of rental operators, especially whose lease-in costs are higher than their lease-out rentals, and requires that a residential rental company, such as us, shall make sure that the total rental income it receives through rental installment loan does not exceed 30% of the rental income of such company by the end of 2022. While we are reducing such ratio to below 30% by the end of 2022, we cannot assure you that we would be able to meet such requirement within the required timeframe or that our business operations, cash flow or financial condition would not be negatively affected.

Our business growth depends on our ability to attract and retain tenants. If we are not able to attract or retain sufficient tenants in a timely manner and at a low cost, our business, financial condition and results of operation may be materially and adversely affected.

We depend on rental income from tenants for substantially all of our revenues. As a result, our success depends upon our ability to attract quality tenants for our rental apartments in a timely manner and at a low cost. We may not be successful in locating quality tenants to lease the rental apartments as quickly as we have expected or at all due to competition, market condition, delay in renovation or other factors. If vacancies continue for a longer period of time than we expect or indefinitely, we may suffer reduced revenues, which may have a material adverse effect on us.

In August 2018, we started to cooperate with a rental service company owned by a bank to finance apartment renovation, and we have implemented such model in Shanghai and Hangzhou. Pursuant to our agreement with the rental service company and the bank, we are required to place a security deposit in the amount of three times of the total monthly rents with the bank, which will be doubled if our occupancy rate falls below 75% or 85% in Shanghai or Hangzhou, respectively. If we cannot attract or retain sufficient tenant to maintain or achieve these occupancy rates, our business, financial condition and results of operation may be adversely affected.

In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. We started to operate these rental units from January 31, 2020, and we are in the process of entering new lease contracts with the existing tenants. The existing tenants may not enter into new lease contracts with us on terms favorable to us and in a timely manner, or at all, which may adversely impact our business, financial condition and operating results.

Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease.

Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease. For instance, tenants may default on rental payments or repayment of rental installment loans. If a tenant defaults on his/her payment obligations after the applicable grace period, we may terminate the lease and re-possess the apartment pursuant to the lease agreement and the PRC laws, and lease the apartment to a new tenant. However, we may not be able to find a new tenant in a timely manner or at all, and the security deposit of the defaulting tenant may not be sufficient to cover our lost rentals for the period in between the leases.

In addition, tenants may use our rental apartments for illegal purposes, damage or make unauthorized structural changes to our rental apartments, refuse to leave the apartment upon termination of the lease, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, sublet our apartments in violation of our lease or permit unauthorized persons to live in our rental apartments. Damage to our rental apartments may delay re-leasing, necessitate expensive repairs or impair the rental income of the rental apartment resulting in a lower than expected rate of return.

We may not be able to successfully identify, secure and develop in a timely fashion additional apartments.

We plan to operate more rental apartments to further grow our business. We select locations which we believe would provide tenants with convenient access to core districts, major business development zones, and commercial centers, as well as affordability. However, we may not be successful in identifying and leasing additional apartments at the locations as desirable as we anticipated, for example, due to delays in the completion of infrastructure or other facilities surrounding such location, such as subway stations and business centers, and on commercially reasonable terms or at all. We may also incur costs in connection with evaluating apartments and negotiating with their owners, including apartments that we are subsequently unable to lease. We may also lease furnished apartments that we expect to be in good condition from landlords only to discover unforeseen defects and problems afterwards that prevent us from leasing them out to our tenants in a timely manner, or at all. In addition, we may not be able to develop additional rental apartments on a timely basis due to renovation delays. If we fail to successfully identify, secure or develop in a timely fashion additional apartments, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

We may not be able to renew our existing leases with landlords on commercially reasonable terms and the rents we pay to landlords could increase substantially in the future, which could materially and adversely affect our operations.

We plan to renew our existing leases with landlords upon expiration. We cannot assure you, however, that we will be able to renew our leases with landlords on satisfactory terms, or at all. In particular, as the lease-in contract lock-in period of 8.8% of our lease-in contracts as of September 30, 2019 would expire by the end of FY 2020 and rents may be re-negotiated, we may incur significant increases in rents. If we fail to renew our leases with landlords or a significant number of our existing leases with landlords are not renewed on satisfactory terms upon expiration, our expansion may be impeded and our costs may increase. If we are unable to pass the increased costs on to our tenants through rental rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. We started to operate these rental units from January 31, 2020, and we are in the process of entering new lease contracts with these existing landlords. The existing landlords may not enter into new lease contracts with us on terms favorable to us and in a timely manner, or at all. In addition, we cannot assure you that all the landlords have the legal rights to lease the rental units to us, or the rental service company has the legal rights to transfer the related fixtures and equipment to us. These may adversely impact our business, financial condition and operating results.

Early termination of the leases or breach of leasing agreements by landlords may materially and adversely affect our operations.

Our leases with landlords typically provide for a minimum term of five to six years, or lease-in contract lock-in period, which shall be extended for up to two to three years at the discretion of landlords, with locked-in rents for the first three years, with approximately 5% annual, non-compounding increase in rents for the rest of the lease period. Landlords may terminate the leasing agreements before the end of their term for various reasons. Historically, approximately 1% of our landlords terminated the leases during the lease term. If the lease with a landlord is terminated before expiration or breached the leasing agreements, making the apartments no longer available, we would have to terminate our lease agreements with our tenants who resided in such apartments and return the residue of pre-paid rents to such tenants or financial institutions in the scenario of rental installment loans. Alternatively, we would facilitate tenants to relocate to another apartments of ours and subsidize their relocation-related expenses. In either way, we may incur additional costs and expenses. In addition, although our lease agreements generally provide that landlords shall pay a penalty equal to the rents of the remaining period for early termination, the penalty may be lowered if the court deems the penalty prescribed under our lease agreements to be excessively unfair, i.e., 30% higher than the actual losses we incurred. There can be no assurance that we are able to receive fair compensation for our losses, and our business, results of operations and financial condition could be materially and adversely affected by landlords’ early terminations.

Our estimation of potential rents involves a number of assumptions that may prove inaccurate, which could result in us paying too much rents for apartments we lease in or overestimating the rents to be paid by our tenants.

In determining whether a particular apartment meets our criteria, we make a number of assumptions, including, among other things, assumptions related to estimated time of negotiation with landlord, estimated renovation costs and time frames, annual operating costs, market rental rates, potential rent amounts, time from lease to sublease and tenant default rates. These assumptions may prove inaccurate, particularly since the apartments we rent from landlords vary materially in terms of renovation, quality and type of construction, geographic location. For example, we utilize our proprietary smart pricing system, or the Smart Pricing System, to collect and analyze the average market rental rates of apartments similar to our rental apartments in the surrounding area and gauge the potential rent amounts of our rental apartments, which partially relies on the publicly available information from the internet and may be inaccurate. See “—We are highly dependent on information systems, and if our information systems contain undetected errors and ineffective algorithm, or we fail to properly maintain or promptly upgrade our technology, our results of operations and financial condition may be materially and adversely affected.” As a result, we may pay too much for apartments we lease in and/or overestimate the rents we may charge our tenants, or our rental apartments may fail to perform as anticipated. See “—We may not be able to successfully identify, secure and develop in a timely fashion additional apartments.”

We assess the financial impact of our underperformed apartments that do not meet the projected operating targets by recognizing impairment loss. We perform an assessment of the carrying value of leasehold improvements and furniture, fixtures and equipment used in each rental apartment at least on a quarterly basis. If the carrying amount of the assets exceeds its expected undiscounted cash flows, we will recognize an impairment loss equal to the difference between the carrying amount and the fair value. In FY 2017, FY 2018 and FY 2019, we incurred impairment loss of RMB22.8 million, RMB50.6 million and RMB46.2 million (US$6.5 million), respectively. If a larger number of our apartments underperform, our impairment loss would increase, and our results of operations and financial condition would be materially and adversely affected.

Our legal right to lease certain rental apartments could be challenged by apartment owners or other third parties or subject to government regulation, which may adversely affect our business, results of operations, financial condition and growth prospects.

As we lease our rental apartments from the landlords, we do not hold any land use rights with respect to the land on which our rental apartments are located nor do we own any of the rental apartments we sublease to tenants. Instead, our business model relies on leases with third parties who either own or lease the apartments from the ultimate owners. We have not been provided with the ownership certificates of approximately 52.2% of our rental apartments due to various reasons, including but not limited to, landlords’ inability to obtain ownership certificates when the lease agreements were concluded, in which case we would require the landlords to provide us with other supporting documents to prove their legitimate titles to the apartments in question. For example, a substantial number of our leased-in apartments are real property which is settlement of and compensation for housing demolition. In China, an owner of such real property cannot apply for and acquire the ownership certificate until the lock-up period for sale of such real property (typically five years) expires, although he or she has the right to possess, use, benefit from and dispose of (other than sale) such real property during the lock-up period. On the other hand, PRC laws expressly provide that the ownership certificate of a real property shall be the legal proof of the title to such real property, and it remains unclear whether any other documents can serve as a legal proof in lieu thereof. As a result, to the extent the person with whom we enter into a lease-in contract with fails to provide us with the ownership certificate of the rental apartment, we cannot ensure that he or she has the rights with respect to such apartment, including but not limited to leasing such apartment to us and allowing us to lease such apartment to our tenants. While we have performed our due diligence to verify the rights of our landlords to lease such apartments, we cannot assure you that our rights under those leases will not be challenged by other parties including government authorities.

Under the PRC Property Law, only the owner can have the right, at its full discretion, to possess, use, benefit and dispose of its immovable or movable property pursuant to law. The creation, variation, transfer and extinguishment of immovable real right pursuant to law shall be effective upon registration, unless the law provides the contrary. Accordingly, the local registration authority will issue to the real property owner a property title certificate which clearly indicates the ownership of the property. If the lessee intends to sublease the leased property to a third party, it shall obtain the prior consent regarding such sublease from the owner, otherwise any unauthorized sublease may be unwound by the owner. Therefore, we require the landlords to provide the photocopies of their property title certificates when entering into the lease agreement, to ensure that we will be legitimately entitled to rent out the apartment to our tenants. However, the landlords of the properties offered by the governments to the landlords whose original properties are expropriated or demolished due to public interests, which account for a large portion of our rental apartments, may have not obtained the property title certificates in a timely manner due to certain local regulations and practices. In the event that landlords intend to lease their apartments to us before obtaining the property title certificates, as part of our due diligence for verification, we require the landlord to provide evidencing documents that can prove their ownership over the leased properties, including, among other things, (i) housing pre-sale contract, housing purchase agreement and housing purchase invoice, (ii) demolition compensation agreement and demolition settlement agreement, or (iii) the confirmation letter of random draw for demolition settlement properties, confirmation of housing selection, invoice of property management and utilities bills. However, these substitutive documents do not have the same legal force as the property title certificates, and thus it is possible that the party who signs the lease agreement is not the legal and beneficiary owner registered in the title certificate and the lease agreement may be invalidated, which may adversely affect our business, results of operations, financial condition and growth prospects.

In addition, a fraction of our apartments have defects on the land use rights. Under the PRC legal regime regarding the land use right, land shall be used strictly in line with the approved usage of the land. Any change as contemplated to the usages of land shall go through relevant land alteration registration procedures. If any state-owned land is illegally used beyond the approved usage, the land administrative departments of the PRC governments at and above the county level may retrieve the land and impose a fine ranging from RMB10 to RMB30 per square meters of such land. As for our daily operation, in the vicinity of 2.2% of our apartments, which we leased from several enterprises, are currently premised on the land with an industrial usage or on the rural collective-owned land, not on the land with a construction usage for dwelling house, which has been in contravention of the aforesaid legal requirements and may subject the landlords to the legal implications that the land is retrieved by the PRC government and a fine will be imposed on the landlord. Although we are not the direct subject of such administrative sanction, our business and operation may be adversely affected by such retrieval of land thus incurred.

In several instances where our landlords are not the ultimate owners of apartments, no consents or permits were obtained from the owners, the primary lease holders or competent government authorities, as applicable, for the subleases of the apartments to us, which could potentially invalidate our leases or result in the renegotiation of such leases that leads to terms less favorable to us. Some of the apartments we lease from third parties were also subject to mortgages at the time the leases were signed. Where consent to the lease was not obtained from the mortgage holder in such circumstances, the lease may not be binding on the transferee of the apartment if the mortgage holder forecloses on the mortgage and transfers the apartment.

Moreover, under PRC laws, all lease agreements are required to be registered with the local housing bureau. Although failure to do so does not in itself invalidate the leases, lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed timeframe after receiving a notice from the relevant PRC government authorities. While the majority of our standard lease agreements require our landlords to make such registration, most of our leases have not been registered, which may expose both our landlords and us to potential monetary fines ranging from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. We are in the process of registering more lease agreements. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the contract counterparties. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties.

Any challenge to our legal rights to the apartments we rented to the tenants, if successful, could impair the development or operations of such apartments. We are also subject to the risk of potential disputes with apartment owners or third parties who otherwise have rights to or interests in our rental apartments. Such disputes, whether resolved in our favor or not, may divert management’s attention, harm our reputation or otherwise disrupt our business.

We may not be able to effectively control the timing, quality and costs relating to the renovation and maintenance of apartments, which may adversely affect our business, results of operations, financial condition, and growth prospects.

Our success depends on our ability to lease apartments that can be quickly renovated, repaired and leased out with minimal expense and maintained in quality condition. Nearly all of our rental apartments require some level of renovation when we rent them from landlords or following departure of a previous tenant or otherwise. The majority of the apartments we source are in bare-bones condition with cement walls and floors and utility pipes only, which needs decoration and furnishing in a short period of time with heavy work. We may also source apartments that we expect to be in good condition only to discover unforeseen defects and problems that require extensive renovation and costs. Since February 2019, we have started to source decorated and furnished apartments from landlords. Under this model, depending on the decoration quality, we generally only need to add a wall to separate out an additional bedroom from the living room, furnish the additional bedroom, and install smart door locks to the apartment and each bedroom therein, thus substantially reducing our cost for renovation, compared to sourcing bare-bones apartments. Rental cost for furnished apartments, on the other hand, tend to be higher than bare-bones apartments. In addition, from time to time, we may perform ongoing maintenance to our rental apartments. Although we have developed a technology-driven, innovative project management system to centrally manage suppliers and contractors, monitor the renovation process, track delivery schedules, and exert quality control throughout out the entire apartment renovation process to control the timing, quality and costs, our system may not work effectively. See “—We are highly dependent on information systems, and if our information systems contain undetected errors and ineffective algorithm, or we fail to properly maintain or promptly upgrade our technology, our results of operations and financial condition may be materially and adversely affected.” As a result, our ability to adequately monitor or manage any such renovations or maintenance may be adversely affected if our system does not work properly.

We retain independent contractors and other third parties to perform renovation and maintenance work and are exposed to all of the risks inherent in apartment renovation and maintenance, including but not limited to, potential cost overruns, increases in labor and materials costs, delays by contractors in completing work and poor workmanship. If our assumptions regarding the costs or timing of renovation and maintenance across our rental apartments prove to be materially inaccurate, our results of operations, financial condition, and growth prospects may be adversely affected. In addition, if we failed to control the quality of renovation and lead to any potential complaints from, or damages to, tenants, we could be exposed to material liability and be held responsible for damages, fines or penalties and our reputation may suffer. See “—We depend on third parties for different aspects of our business and the services that we offer. Our business, results of operation, financial condition and reputation may be materially and adversely affected if the third parties do not continue to maintain or expand their relationship with us, or fail to provide services or products according to the terms of our contracts or otherwise below standard, or by the third parties operational failure.” and “—Environmental and fire hazards may adversely affect us.”

Accidents, injuries or death in our rental apartments may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents or injuries in our rental apartments. One or more accidents or injuries such as fire accident, damage or loss of properties injury or death due to any criminal behavior or other misconducts or acts or omission of our tenants or others, slip and fall, other accidents or suicide in any of our rental apartments could adversely affect our reputation among tenants and potential tenants, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to vet our tenants and make our safety precautions even more visible and effective. If accidents, injuries or death occur at any of our rental apartments, we may be held liable for costs related to the injuries. Please also refer to “—We do not maintain any insurance for our business, which could expose us to significant costs and business disruption.”

In addition, if any incidents, particularly fire accidents, occur in any of our rental apartments that do not possess the relevant licenses, permits, title certificate or fire safety inspection certificate, or is located on properties where the actual use and the designated land or property use are inconsistent, there could be substantial negative publicity, thereby triggering large-scale government actions that impact all of our rental apartments, which in turn will have a material adverse impact on our business, results of operations and financial condition.

Environmental and fire hazards may adversely affect us.

Compliance with new or more stringent environmental laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We may be subject to environmental laws or regulations or technical standards relating to the renovation of our rental apartments, such as those concerning poisonous volatile organic compounds or other issues. For example, under the relevant PRC laws, regulations and technical standards, we shall ensure that our rental apartments meet certain environmental standards, including the air quality and environmental protection standards for preventing the indoor environmental hazards generated by construction materials and decorative building materials. We may be subject to civil liabilities or administrative fines for our failure in compliance with all the environmental laws or regulations or technical standards relating to renovation of our rental apartments. Under the PRC laws, if the leased apartment imposes a threat to the safety or health of the tenant, then once the tenant is fully aware that the apartment is not of a satisfactory quality, the tenant is entitled to dissolve the lease agreement at any time. Therefore, we take measures to avoid environmental and fire hazards, including air quality monitoring after renovation and fire precaution measures. However, we cannot assure you that future laws, ordinances or regulations will not impose any material environmental or fire safety liability or that the current environmental condition of our rental apartments will not be affected by the activities of residents, existing conditions of the land, operations in the vicinity of the apartments or the activities of unrelated third parties. In addition, we may be required to comply with various fire, health, life-safety and similar laws and regulations. Failure to comply with applicable laws and regulations could result in fines and/or damages, suspension of the construction project, civil liability or other sanctions.

We depend on third parties for different aspects of our business and the services that we offer. Our business, results of operation, financial condition and reputation may be materially and adversely affected if the third parties do not continue to maintain or expand their relationship with us, or fail to provide services or products according to the terms of our contracts or otherwise below standard, or by the third parties operational failure.

We depend on third parties for different aspects of our business, including apartment sourcing, renovation, leasing out, management and maintenance. In addition, we rely on third parties for the provision of value-added services to our tenants. Selecting, managing and supervising these third party service providers requires significant resources and expertise. Poor performance by such third party service providers or misconduct or fraud on the part of their employees may reflect poorly on us and could significantly damage our reputation among desirable tenants. In the event of fraud or misconduct by a third party, we could also be exposed to material liability and be held responsible for damages, fines or penalties and our reputation may suffer. If we do not select, manage and supervise appropriate third parties to provide these services and products, our reputation and financial results may suffer.

The service or cooperative agreements we have with third party vendors, service providers or strategic partners are subject to a term, and not on an exclusive basis. If the third party service providers or strategic partners do not continue to maintain or expand their relationship with us, we would be required to seek new service providers or partners, which would cause delays and adversely affect our operations and the range and quality of the products and services that we offer. Moreover, our strategic partner may compete with us or enter into strategic cooperation with our competitors, which may materially and adversely affect our business and competitive position.

For example, we engage outside contractors for apartment sourcing and management functions. As of September 30, 2019, we had 897 apartment managers and 160 agents for apartment sourcing, of whom 668 and 123 were from our outside contractors, respectively. Although the apartment managers and agents for apartment sourcing are supervised by our regional supervisors who are our own employees at more senior positions, we cannot assure you that those from outside contractors will provide services that meet our requirements. Besides, the outside contractors may not continue to maintain or expand their relationship with us, and we may not be able to acquire additional apartment managers or agents for apartment sourcing on a timely manner or at all. These may materially and adversely affect our business, financial condition and results of operation.

Moreover, we engage third-party contractors and suppliers for our rental apartments’ renovation. If these contractors or suppliers fail to finish the renovation on schedule or below standard, we may incur additional costs and delay to make our apartment suitable for leasing, and may not be able to rent out the apartments in a timely manner and with favorable terms, or at all. Below quality renovation may also expose us to potential complaints from tenants on the conditions of the apartments, including safety hazards as well as significant maintenance and repair costs. In addition, although it is our third-party contractors and suppliers’ responsibility for the salaries of their employees, we may become a target towards which such employees demand their unpaid salaries if our third-party contractors and suppliers withhold or unreasonably deduct their salaries. Pursuant to the PRC Property Laws, where a debtor defaults on its debt obligations, the creditor shall be entitled to retain the already lawfully possessed movable property of the debtor, and have a priority over the movable property in satisfaction of its claim. Despite the fact that the decoration material are legally owned by us, not the third- party contractors or suppliers, we cannot eliminate the possibility that the unpaid employees may retain the decoration materials as a relief they think reasonable. As a result, we request our third-party contractors and suppliers to provide the evidence of payment once the salaries of their employees who have been involved in renovation and maintenance of our rental apartments are paid. However, we cannot assure you that we will not be sued or investigated for our third-party contractors or suppliers’ unpaid salaries, or requested by the local governments to compensate such unpaid employees which may materially and adversely affect our reputation, financial condition and results of operation.

Furthermore, we cooperate with third parties for home cleaning, broadband internet access and other products and services to our tenants. Our customer satisfaction may be adversely affected as a result of any disruption or termination of services of our service provider or partners. In addition, our service providers frequently interact with our tenants. Notwithstanding our efforts to implement and enforce strong policies and practices regarding service providers, we may not successfully detect and prevent fraud, misconduct, incompetence, of our service providers including their employees or stability of their services, which may adversely affect our business and reputation.

A significant portion of our costs and expenses are fixed and we may not be able to optimize our cost structure to offset declines in our revenue, which would adversely affect our financial condition and results of operations.

A significant portion of our operating costs and expenses, including but not limited to, overhead costs associated with the hiring of agents for apartment sourcing and apartment managers for apartment leasing out and management, employee base salaries, and rents we pay to our landlords, is fixed. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately. For example, the Chinese New Year holidays generally account for a lower portion of our annual revenues than other periods as people are less likely to move into new apartments or stay in rented apartments during that period, but our expenses do not vary as significantly with changes in occupancy and revenues as we need to continue to pay rents and salary and make regular repairs, maintenance and renovations throughout the year to maintain the attractiveness of our rental apartments. Furthermore, our apartment development and renovation costs may increase as a result of an increase in the cost of materials. However, we have limited ability to pass increased costs to tenants through rental rate increases as our rental in lease with our tenants are fixed during the lease term. Therefore, our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

Our outstanding and future indebtedness and capital lease and other financing arrangement payable may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all.

As of September 30, 2019, we had RMB318.1 million (US$44.5 million) bank borrowings, RMB756.7 million (US$105.9 million) rental installment loans from certain financial institutions and RMB402.1 million (US$56.2 million) capital lease and other financing arrangement payable. In August 2018, we started to cooperate with a rental service company owned by a bank to source and renovate apartments in Shanghai and Hangzhou, and we account for the arrangement as a capital lease and other financing arrangement. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” Recent interest rates in China have been at historically low levels, and any increase in these rates would increase our interest expense and reduce our funds available for renovation, operations and other purposes. Our current level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. Our outstanding and future loans, combined with our other financial obligations and contractual commitments, could have negative consequences on our business and financial condition.

We believe that our cash, cash equivalents and restricted cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investment for our expansion and in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, such as tenants’ unwillingness to prepay rental or utilize the rental installment loans, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we raise additional funds or otherwise fund our operation or investment through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately and timely report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relates to (i) lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to (a) formalize and carry out key controls over financial reporting, (b) properly address complex accounting issues and (c) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and lack of a comprehensive accounting policy manual and closing procedure manual for its finance department to convert its primary financial information prepared under accounting principles generally accepted in the PRC into U.S. GAAP; and (ii) absence of audit committee and internal audit function to establish formal risk assessment process and internal control framework. We established an audit committee in November 2019. We have also engaged an internal control consultant to help us establish and improve our internal controls. We are in the process of implementing a number of measures to address the material weaknesses that have been identified, including hiring additional accounting staff with appropriate understanding of U.S. GAAP and SEC reporting requirements, training the existing financial reporting personnel and engaging an independent third party consultant to assist in establishing processes and oversight measures to comply with the requirements of Sarbanes Oxley Act. We also plan to take other steps to strengthen our internal control over financial reporting, including formalizing a set of comprehensive U.S. GAAP accounting manuals, enhancing our internal audit function independently led by audit committee, hiring more qualified internal auditors to strengthen our overall governance, providing relevant training to our accounting personnel and upgrading our financial reporting system to streamline monthly and year-end closings and integrate financial and operating reporting systems. Although we plan to implement these measures to address the material weaknesses, implementation of these measures may not fully remediate the material weaknesses in a timely manner.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the second fiscal year after the completion of the IPO. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes- Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, our internal control over financial reporting may not prevent or detect all errors and fraud. A control system, no matter how well it is designed and operated, it cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We are highly dependent on information systems, and if our information systems contain undetected errors and ineffective algorithm, or we fail to properly maintain or promptly upgrade our technology, our results of operations and financial condition may be materially and adversely affected.

Our business relies heavily on our technology-driven, end-to-end systems that are highly technical and complex. Our website, mobile app and internal systems highly depend on the ability of such information systems to store, retrieve, process and manage immense amounts of data throughout each step of our operational process, including but not limited to, apartment sourcing, price evaluation, room decoration, room display, contract signing and tenant services. For example, tenants need to use our proprietary mobile apps to sign agreements with us, pay rents, open the doors of the rental apartments and their bedrooms, reserve house-keeping services, etc. We also utilize our Smart Pricing System to evaluate the rents of our apartments. In addition, in early 2020, we started to expand our business by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. In the process of integrating these rental units into our business, we may continue to rely on the information systems provided by the rental service company to operate these rental units before we transfer all required operating information to our own systems. Although we have taken measures such as manually verifying and reconciling data in the information systems provided by the rental service company with the journal accounts, we cannot ensure that these information systems are effective, reliable and efficient as they have not been fully controlled and monitored by us. The information systems on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors, ineffective algorithm or other design defects within the information systems on which we rely may result in a negative experience for our tenants, landlords, third-party service providers, third-party contractors and our employees, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or our intellectual property. Any errors, bugs or defects discovered in the information systems on which we rely could result in harm to our reputation, loss of tenants or landlords or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

Security breaches, failure to maintain the integrity of internal or third-party data and other disruptions could compromise our information systems and expose us to costs, liabilities, fines or lawsuits, which would cause our business and reputation to suffer. In addition, actual or alleged failure to comply with data privacy and protection laws and regulations could have a serious adverse effect on our reputation.

Information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. In the ordinary course of our business we acquire and store sensitive data, including our intellectual properties, our proprietary business information and personally identifiable information, such as names, identification card numbers, contacts and electronic signatures, of landlords, tenants, employees and third party contractors and service providers. The secure processing and maintenance of such information is critical to our operations and business strategy. Our landlords, tenants, employees and third party contractors and service providers expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect and to take adequate security measures to safeguard such information. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by computer hackers, foreign governments or cyber terrorists or breached due to employee error, malfeasance or other unauthorized access or disruptions. Any such breach could compromise our networks and the information stored therein could be accessed, publicly disclosed, misused, lost or stolen. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and third-party data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. The laws and regulations applicable to security and privacy are becoming increasingly important in China. Any unauthorized access, disclosure, misuse or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, any of which could adversely affect our results of operations, reputation and competitive position.

We leverage a wide array of internet technologies to achieve management and operation efficiency and effectiveness, which depend upon the performance and reliability of the internet infrastructure and telecommunications networks in China.

Our business depends on the performance and reliability of the internet infrastructure in China. Substantially all access to the internet is maintained through state-controlled telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. In addition, the national networks in China are connected to the internet through international gateways controlled by the PRC government. These international gateways are generally the only websites through which a domestic user can connect to the internet. We cannot assure you that a more sophisticated internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s internet infrastructure. In addition, the internet infrastructure in China may not support the demands associated with continued growth in internet usage.

We also rely on third party providers to provide us with data communications capacity primarily through local telecommunications lines and internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of the third-party providers, or if the third-party providers otherwise fail to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by third party providers. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be significantly reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

We depend significantly on the strength of our brand and reputation. If we, our employees, agents, third-party contractors, suppliers, financial institutions or other third parties that we cooperate with engage, or are perceived to engage, in misconduct, fraudulent acts or wrongdoing, our business or reputation could be harmed and we could be exposed to regulatory investigations, costs and liabilities.

We believe our “Qingke” brand is considered a leading player in the professionally-managed long-term apartment rental market in China. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy the needs of agents, real estate buyers and other market participants by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures.

We have a team of agents for apartment sourcing and apartment managers to manage our apartments and tenants. In addition, we have engaged a third-party contractor to manage rental units in Sichuan and Chongqing after acquiring lease contracts with landlords and tenants and related fixtures and equipment for these rental units from another rental service company. Our agents for apartment sourcing and the contractor may directly reach to landlords, including but not limited to, negotiating the lease agreements with landlords, and our apartment managers and the contractor may directly reach out to tenants, including but not limited to, negotiating the lease agreements with tenants, regular communication with our tenants and inspecting the apartments. As a result, our success of business largely rely on their professionalism. If our agents for apartment sourcing and apartment managers and contractors have any misconduct, such as misrepresentation of the terms and conditions in the agreements when engaging landlords or tenants, our business or reputation could be harmed and we could be exposed to legal proceedings, costs and liabilities.

In addition, third parties that we cooperate with may be subject of various allegations. For example, there have been media reports where our tenant alleged that we and our financial institution partner failed to properly inform him when he entered into a rental installment loan agreement, even though we are not a party to the rental installment loan agreement and there are records showing that the tenant entered into the rental installment loan agreement knowingly. Although we and our financial institution partners have taken measures to avoid similar allegations, including requiring tenants to confirm that they fully understand they are entering into the rental installment loan agreement with a financial institution, we cannot assure you that incidences like this will not happen in the future. Moreover, the contractor we have engaged to manage rental units in Sichuan and Chongqing may have disputes with us, landlords, tenants or other third parties which may lead to negative media reports, litigations, etc. and harm our brand and reputation. Media reports of allegations against us or our partners, whether or not proven or with basis, could harm our reputation and impair our ability to attract and retain landlords and tenants. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to cultivate user trust and increase the positive awareness of our website, mobile app and WeChat public accounts, our reputation, brand, financial condition and results of operations may be materially and adversely affected.

Any negative publicity with respect to us, our employees, business partners, contractors, the apartment rental industry in general, the rental installment loans, or our cooperation with other parties may materially and adversely affect our business and results of operations.

The reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include, but are not limited to, our ability to:

•	maintain the reliability of our system;

•	provide well maintained apartments to tenants;

•	provide appropriate and explicit terms, including rental, to landlords and tenants;

•	effectively manage and resolve tenants and landlords complaints; and

•	effectively protect personal information and privacy of our tenants, landlords, employees and third party contractors and service providers.

Any malicious or negative allegation made by the media, tenants, landlords or other parties about the foregoing or other aspects of our company, including but not limited to, our management, employees, business partners, contractors, business, compliance with law, financial condition and prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

In addition, negative publicity about rental installment loans, such as negative publicity about entering into rental installment loan agreements without tenants’ acknowledgement, could harm our reputation and materially and adversely affect our business and results of operations.

We may from time to time be subject to claims, controversies, lawsuits and other legal and administrative proceedings, which could have a material adverse effect on our business, results of operations, financial condition and reputation.

We are currently not party to any material legal or administrative proceedings. However, in light of the nature of our business, we are susceptible to potential claims or controversies. We have been, and may from time to time in the future be, subject to or involved in various claims, controversies, lawsuits and other legal and administrative proceedings. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Claims arising out of actual or alleged violations of law could be asserted against us by apartment owners, landlords, tenants, third party contractors and service providers, suppliers, competitors, or governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws in different jurisdiction, including but not limited to internet information services laws, intellectual property laws, unfair competition laws, data protection and privacy laws, labor and employment laws, securities laws, consumer protection laws, tort laws, contract laws, property laws and employee benefit laws. In addition, as we do not verify the authenticity of the information such as electronic signatures provided by tenants, landlords and other third parties, such information may be misused and not genuine, which may also subject us to claims, lawsuits and other proceedings. We may also receive formal and informal inquiries from government authorities and regulators regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation.

In particular, we may be exposed to various claims and disputes with our tenants, including but not limited to, those related to the terms set forth in the lease agreements. We take various measures to ensure that our tenants are aware of and understand the terms set forth in the lease agreements. These measures include, but not limited to, requiring tenants to watch a video regarding important terms before entering into lease agreements, and video recording tenants read out important terms in the lease agreement and confirm they understand the lease agreement. However, our tenants may misunderstand the terms in the lease agreements, such as the length of the lease, upfront payment terms and terms related to rental installment loans. These misunderstandings may lead to dispute between our tenants and us. For example, tenants may claim that they are not aware that the length of the contracted lease term is 26 months, or do not know their deposits may be forfeited when they terminate the lease during the lock-in period or otherwise breach the term of the lease. In addition, some claims and disputes with tenants may involve accidents, injuries or death in our rental apartments such as lawsuits if a tenant is assaulted or becomes victim of theft or other crime during his or her stay in our rental apartment. See “—Accidents, injuries or death in our rental apartments may adversely affect our reputation and subject us to liability.” Moreover, we may be exposed to claims and disputes with third-party suppliers, including but not limited to, those related to the payment for the goods. Furthermore, we may be exposed to claims and disputes with our landlords, including but not limited to, those related to negotiation and renegotiation of rentals, and amendment and termination of the lease-in contracts. Such claims and disputes may be escalated to lawsuits or other legal proceedings and may distract our management, and materially and adversely affect our business and reputation.

There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

If we fail to comply with governmental laws and regulations, or obtain or keep licenses, permits or approvals applicable to our business, our business and operations may be restricted and we may incur liabilities, financial penalties and other governmental sanctions.

Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to file the lease contract with the local real estate administration department. See “Item. 4 — B. Business overview — Regulations — Regulations Relating to Leasing.” Furthermore, new regulations may be adopted in the future to increase our compliance efforts at significant costs. For example, national or local regulations requiring companies engaged in apartment rental to register as “apartment rental enterprise” are likely to be promulgated in our existing cities. As of the date of this annual report, one of our PRC subsidiaries engaged in apartment rental did not register as apartment rental enterprise. We may not be in full compliance with all of the applicable requirements if they are adopted and become effective. Such failure to comply with applicable environmental, health and safety laws and regulations related to our business and apartment rental operation or obtain required permits may subject us to potential monetary damages and fines or the suspension of operations of our company.

In addition, pursuant to PRC regulations, the registered address of a PRC company should be the place where it mainly operates its business, and a PRC company is required to establish branch offices where it operates its business. We seek to register branch offices where we have business operations. However, we have not been able to establish branch offices in some of our existing locations, such as some districts in Beijing, Wuhan and Nanjing, and no penalties had been imposed by the relevant PRC regulatory authorities, as of the date of this annual report. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, and our business operations may be adversely affected.

Moreover, under PRC advertising laws and regulations, we shall ensure that our advertising content is true and accurate and in compliance with applicable laws and regulations. See “Item. 4 — B. Business overview — Regulations — Regulations on Consumer Protection.” In addition, where a special government review is required for specific types of advertisements prior to internet posting, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including imposition of fines, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. While we have made significant efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate and in compliance with laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, and results of operations.

Failure to diversify our revenue streams and expand the market acceptance of our products and services may adversely affect our growth.

Most of our revenue in FY 2017, FY 2018 and FY 2019 was generated from rental income collected from our tenants. We have been expanding and continue to expand our products and services, such as Qingke Select, which is our membership-based new retail platform. However, we cannot assure you that our efforts to derive non-rental revenue may be successful. Our success depends on our cooperation with third parties and effectiveness of algorithm. See “—We depend on third parties for different aspects of our business and the services that we offer. Our business, results of operation, financial condition and reputation may be materially and adversely affected if the third parties do not continue to maintain or expand their relationship with us, or fail to provide services or products according to the terms of our contracts or otherwise below standard, or by the third parties operational failure.” and “—We are highly dependent on information systems, and if our information systems contain undetected errors and ineffective algorithm, or we fail to properly maintain or promptly upgrade our technology, our results of operations and financial condition may be materially and adversely affected.” Failure to diversify our business may expose our business to concentration risks and harm our operations. Furthermore, we may have limited or no experience in the development, provision, or marketing of non-rental services. As a result of the foregoing, our business may be placed at a disadvantaged position, and our business, financial condition, and results of operations may be adversely affected.

We use internet search engines, online marketplaces, WeChat and other social media to promote our brand, list our rental apartments and direct traffic to our website, mobile app and WeChat public accounts. If we fail to successfully implement these initiatives, we would not be able to attract sufficient tenants and our business would be adversely affected.

We have relied on internet search engines, online marketplaces, WeChat and other social media to promote our brand, list our rental apartments and direct traffic to our website, mobile app and WeChat public account and intend to further increase our usage on such channels in the future to attract more tenants. For example, we use search engine advertising services to promote our brand and rental apartments. We also list our available rental apartments on third-party online marketplaces and the potential tenant may make an appointment to visit and reserve such apartment by calling the number we post on such online marketplace. However, the search result rankings of our rental apartments’ information through online marketplaces are beyond our control. Our competitors may result in their apartments’ information receiving a higher search result ranking than ours in online marketplaces, or online marketplaces could revise their methodologies in a way that would adversely affect search result rankings of our rental apartments’ information, which may adversely affect our results of operation. In addition, internet search engine providers could provide listings and other apartment rental information directly in search results or choose to align with our competitors. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future.

We plan to integrate our business with our WeChat public accounts and other social media applications to promote our brand and products. WeChat and other social media may make changes to their policies, which could hinder or impede potential tenants from being directed to our website or information of our rental apartments. Any reduction in the number of visitors directed to our website and mobile apps through our WeChat public accounts and other social media could also harm our business and operating results.

Any failure to protect our patents, trademarks, computer software copyright and other intellectual property rights could have a negative impact on our business.

Our business heavily relies on our intellectual properties and information systems throughout each step of our business. Our protection for our intellectual property and proprietary rights may not be adequate, and our business may suffer if third parties infringe on our intellectual property and proprietary rights.

We may not have sufficient intellectual property rights in all countries and regions where unauthorized third-party copying or use of our proprietary technology may occur and the scope of our intellectual property might be more limited in certain countries and regions. As of September 30, 2019, we had 33 computer software copyrights registered with the Copyright Protection Center of China. However, our existing and future computer software copyrights and/or patents may not be sufficient to protect our products, services, technologies or designs and/or may not prevent others from developing competing products, services, technologies or designs. We cannot predict the validity and enforceability of our copyrights and other intellectual property with certainty. Litigation or other proceedings may be necessary to enforce our intellectual property rights. Initiating infringement proceedings against third parties can be expensive and time-consuming, and divert management’s attention from other business concerns. We may not prevail in litigation to enforce our intellectual property against unauthorized use.

We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.

We cannot be certain that our services, information systems, information provided on our website, WeChat public accounts and mobile apps, as well as third-party systems and apps we use do not or will not infringe patents, copyrights or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks or copyrights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights.

The validity, enforceability and scope of intellectual property rights protection in internet-related industries, particularly in China, are uncertain and still evolving. For example, as we face increasing competition and litigation is frequently used to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Pursuant to relevant laws and regulations, internet service providers may be held liable for damages if such providers have reason to know that the works uploaded or linked infringe the copyrights of others. In cases involving the unauthorized posting of copyrighted content by users on websites in China, there have been court proceedings but no settled court practice as to when and how hosting providers and administrators of a website can be held liable for the unauthorized posting by third parties of copyrighted material. Any such proceeding could result in significant costs to us and divert our management’s time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

Our inability to use software licensed from third parties, including open source software, could negatively affect our ability to offer our services and subject us to possible litigation.

A portion of the technologies we use incorporates open source software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our services that incorporate the open source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license.

Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose or provide at no cost any of our source code that incorporates or is a modification of such licensed software. If an author or any third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we may need to incur significant legal expenses defending against such allegations and could be subject to significant damages and enjoined from providing services that contained the open source software. Any of the foregoing could result in disruptions to our business, or delays in the development of future enhancements of our existing platform, which could materially and adversely affect our business and results of operations.

Failure to attract, motivate and retain quality personnel at a reasonable cost could jeopardize our competitive position. We also depend on the continued efforts of our senior management. Failure to retain our management team could harm our business.

We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. As a result, we may need to offer higher compensation and other benefits in order to attract and retain quality personnel in the future, which may increase our labor costs and adversely affect our business.

We must hire and train qualified managerial and other employees on a timely basis to keep pace with our growth while maintaining consistent quality of services across our operations in various geographic locations. We offer structured training programs provided by our Qingke College and regional management teams, to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline in one or more of our existing markets, which in turn, may cause a negative perception of our brand and adversely affect our business.

We place substantial reliance on the experience and the institutional knowledge of members of our current management team. Mr. Guangjie Jin, our founder, chairman and chief executive officer, and other members of the management team are particularly important to our future success due to their substantial experiences in real estate, apartment rental and other related industries. Finding suitable replacements for Mr. Guangjie Jin and other members of our management team could be difficult, and competition for such personnel of similar experience is intense. The loss of the services of one or more members of our management team due to their departures or otherwise could hinder our ability to effectively manage our business and implement our growth strategies.

We have granted, and may continue to grant, options, restricted share units and other types of awards, which may result in increased share-based compensation expenses.

We have granted, and may continue to grant, options, restricted share units and other types of awards to our employees and other persons who contributed to the success of our operations. We account for the compensation costs for our share-based incentives using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. As of the date of this annual report, we issued 86.0 million ordinary shares to Yijia Inc., which are reserved for share-based awards we have granted, or may grant in the future. As of the date of this annual report, we had granted an aggregate number of 70.0 million share options to certain management, employees and non-employees, 2.24 million of which had been forfeited as of the date of this annual report. As of the date of this annual report, the remaining 67.76 million shares options are outstanding. The expense we had recognized for these outstanding share options is US$3.6 million as of the date of this annual report. In addition, as of the date of this annual report, we had granted an aggregate number of 15.99 million restricted share units, or RSUs, representing 15.99 million ordinary shares, to a consulting company, which provided consulting services, including but not limited to, management of financing and investments, merger and acquisition, initial public offering and construction of information technology system, to us. The total expense we had recognized for these RSUs is RMB11.2 million (US$1.6 million) as of the date of this annual report. In July 2019, we repurchased 5.19 million of these RSUs. As of the date of this annual report, no RSU is outstanding. In addition, in September 2019, our board of directors approved our 2019 share incentive plan, or the 2019 Plan, to provide incentives to employees, officers, directors and consultants and promote the success of our business. The 2019 Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering. We have not granted as of the date of this annual report, and will not grant on or before 270th day from the consummation of our initial public offering, any awards under the 2019 Plan.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to them in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the ownership interests of our shareholders could be significantly diluted if we issue ordinary shares for share-based compensation.

Increases in labor costs and raw materials and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and financial condition.

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. Given that substantially all of our employees are currently located in China, rising labor costs in China will increase our personnel expenses. In addition, we have witnessed growing inflation rates in many areas of the world, and particularly in China, where we procure our raw materials for renovation of apartments, which adversely affects our costs of raw materials. We may not be able to pass on rising costs as a result of higher labor costs and increasing raw material prices to our tenants in the form of higher rents. Accordingly, our financial condition may be adversely affected if labor costs and raw material prices continue to rise in the future.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at our existing locations. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, as amended, or the Labor Contract Law, and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds, and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. Employers that fail to make adequate social insurance and housing fund contributions may be subject to fines and legal sanctions. We could be deemed to have failed to pay certain social insurance and housing fund contributions under the relevant PRC laws and regulation. If the relevant PRC authorities determine that we shall make supplemental contributions, that we are not in compliance with labor laws and regulations, or that we are subject to fines or other legal sanctions, such as order of timely rectification, and our business, financial condition and results of operations may be adversely affected.

Furthermore, as the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our financial condition and results of operations may fluctuate due to seasonal variations in the demand of rental apartments.

Our revenues were generally higher during the three months ended September 30 of each year, as many students search for apartments in the cities where they are employed after graduation from universities. In addition, during and around the Chinese New Year holidays, which usually fall in January or February, our revenues were generally lower than the other period of the year as people are less likely to move into new apartments or stay in rented apartments during and around Chinese New Year holidays. As a result, even though our revenues rebound in March due to higher demand as labor forces come back to cities in search of jobs after the Chinese New Year holidays, our revenues were generally lower during the three months ended March 31 of each year. For these reasons, our results of operations may not be comparable from quarter to quarter and have been and may continue to be subject to seasonality.

We face risks related to health epidemics, natural disasters and other catastrophes, which could materially and adversely affect our results of operations and financial condition.

We may be subject to social and natural catastrophic events that are beyond our control, such as health epidemics, natural disasters and other catastrophes, which may materially and adversely affect our business, particularly in locations where we operate.

For example, in December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, which subsequently spread throughout China, affecting many cities where we operate. On January 27, 2020, a decision was made by the Chinese central government to extend the Lunar New Year holiday and local governments in China also issued temporary measures to limit large gatherings and impose traffic restrictions to contain the coronavirus outbreak. This has resulted in a decrease in our number of new leases with tenants. We expect that our occupancy rate in Wuhan will decrease, and we may also suffer decreases in our occupancy rates in other affected areas. In addition, our employees and contractors may not be able to return to work timely, which could result in temporary interruptions in our operation. The situation of the coronavirus outbreak is very fluid and we are closely monitoring it and its impact on us. We have offered, and may continue to offer, promotions to our tenants, such as discounts on the rentals we charge our tenants for, so as to retain tenants and maintain our occupancy rate. Moreover, we may lease in less new rental units and control our numbers of rental units contracted and available rental units to maintain our occupancy rate. Our business, results of operations, financial conditions and prospects could be adversely affected to the extent that the coronavirus or any other epidemic harms the Chinese economy in general.

We do not maintain any insurance for our business, which could expose us to significant costs and business disruption.

We do not have any business disruption insurance, litigation insurance coverage, insurance policies covering damages to our IT infrastructure or information system, insurance on properties or tenant safety insurance, or insurance for the contractors. Any disruption to our IT infrastructures or systems, business disruption, litigation or natural disaster could result in substantial cost to us and diversion of our resources, as well as significantly disrupt our operations, and have a material adverse effect on our business, financial position and results of operations.

Moreover, to improve our performance and to prevent disruption of our business, we may have to make substantial investments to deploy additional servers and backup our databases, which could increase our expenses.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015 and 2017, and other applicable laws and regulations.

We are a Cayman Islands company and Shanghai Qingke Investment Consulting Co., Ltd., or the Q&K WFOE, our PRC subsidiary, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among the Q&K WFOE, Shanghai Qingke E-commerce Co., Ltd, or the VIE, and the shareholders of the VIE. As a result of these contractual arrangements, we exert control over the VIE and consolidate its operating results in our financial statements under U.S. GAAP. Shanghai Qingke Equipment Rental Co., the subsidiary of the VIE, has been operating our business, including, among others, operations of our www.qk365.com website since its incorporation. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders” for more details. The VIE has obtained a value-added telecommunications service license for operations of internet content service, or the ICP License, from Shanghai Bureau of Communication Management on April 29, 2015, which will remain valid until April 28, 2020.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, JunHe LLP, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among the Q&K WFOE, the VIE and its shareholders are valid, binding and enforceable in accordance with their terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOC, the MIIT, or other authorities that regulate the foreign investment or the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOC or other regulators having competent authority as illegal, either in whole or in part, we may lose control of our variable interest entity and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or we or the VIE fails to obtain or maintain any required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our variable interest entity’s business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of the penalties above may materially and adversely affect our ability to conduct our business. In addition, it is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. See “—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We rely on contractual arrangements with our variable interest entity and its shareholders for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to operate our website, www.qk365.com, as well as certain other complementary businesses. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders” for more details. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders may fail to fulfill their contractual obligations with us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under these contracts to exercise control over the VIE. However, the shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIE. Although we have the right to replace any shareholder of the VIE under the contractual arrangements, if any shareholder is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by our variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China (the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the United States federal securities laws and do not prevent shareholders of our company from pursuing claims under the United States federal securities laws). Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

The shareholders of our variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have potential conflicts of interest with us. These shareholders may not act in the best interest of our company or may breach, or cause the VIE to breach, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. Neither Bing Xiao or the management or shareholders of Xiamen Siyuan Investment Management Co., Ltd., shareholders of the VIE, are our management or employee. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in the VIE to the Q&K WFOE or an entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among the Q&K WFOE, the VIE and the shareholders of the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could increase the tax liabilities of our affiliated entities without reducing the Q&K WFOE’s tax expenses. In addition, if the Q&K WFOE requests the shareholders of the VIE to transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the Q&K WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our variable interest entity that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The VIE holds certain assets that are material to the operation of our business, including domain names and an ICP license. Under the contractual arrangements, the VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the VIE’s shareholders breach the contractual arrangements and voluntarily liquidate the VIE, or if the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China and all of our revenue is sourced from China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control on the apartment rental industry. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions or legal cases have limited value as precedents. Since these laws, regulations and rules are relatively new and the PRC legal system continues to rapidly evolve, the application and interpretations of these laws, regulations and rules are not always uniform, are ambiguous and may be interpreted and applied inconsistently between different government authorities, and enforcement of these laws, regulations and rules involves uncertainties.

Developments in the apartment rental industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict us, which could materially and adversely affect our business and operations. See “—New laws, regulations and policies may be promulgated to strengthen the regulation on the apartment rental industry which may adversely affect our business, results of operations, financial condition and growth prospects.”

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules in a timely manner until sometime after the violation.

Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Foreign Investment Law was enacted by the second session of the thirteenth National People’s Congress of the PRC on March 15, 2019. On December 12, 2019, the Implementation Regulations of Foreign Investment Law was promulgated by the State Council, which simultaneously came into force with the Foreign Investment Law on January 1, 2020. The Foreign Investment Law, together with the Implementation Regulations of Foreign Investment Law, replaced, in their entirety, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. This law is the legal foundation for foreign investment in the PRC. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Implementation Regulations of Foreign Investment Law provide detailed rules for the principles of investment protection, promotion and management set forth in the Foreign Investment Law.

However, uncertainties still exist in relation to interpretation and implementation of the Foreign Investment Law, especially in regard to, including, among other things, the nature of “variable interest entity” structure, the promulgation schedule of both the “negative list”, or the Negative List, under the Foreign Investment Law and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. As a result, the Foreign Investment Law may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.”

However, the promulgated Foreign Investment Law does not explicitly define VIE structure as a form of foreign investment or indicate what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the apartment rental industry, in which the VIE and its subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “catalog of special administrative measures” to be issued. If companies with an existing VIE structure like us are required to complete the MOC market entry clearance, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to obtain such clearance when required, our VIE structure may be regarded as invalid and illegal. As a result, we would not be able to

(i)	continue our business in China through our contractual arrangements with the VIE and shareholders of the VIE,

(ii)	exert control over the VIE,

(iii)	receive the economic benefits of the VIE under such contractual arrangements, or

(iv)	consolidate the financial results of the VIE.

Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline.

The Foreign Investment Law mainly stipulates three forms of foreign investment, which includes: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC, (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC, and (c) a foreign investor, individually or collectively with other investors, invests in a new project within PRC. Despite the fact that the Foreign Investment Law does not explicitly stipulate the contractual arrangements or VIE structure as a form of foreign investment, it contains a general provision that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.” Therefore, there are possibilities that future laws, administrative regulations or provisions of the State Council of the PRC may stipulate contractual arrangements as a way of foreign investment, and then whether our contractual arrangements will be recognized as a foreign investment, whether our contractual arrangements will be deemed to be in violation of the access requirements of foreign investment and how our contractual arrangements will be interpreted and handled remain uncertain.

There is no guarantee that our contractual arrangements and the business of our consolidated VIE will not be materially and adversely affected in the future. If the contractual arrangements and business of our company, our PRC subsidiary or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits, approvals or clearance, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or the VIE, revoking the business licenses or operating licenses of our PRC subsidiary or the VIE, shutting down our servers or blocking our rental apartments listed on the internet, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. In the extreme case-scenario, we may be required to unwind the contractual arrangements or dispose of our VIE which could have a material and adverse effect on our business, financial condition and result of operations. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIE, and/or our failure to receive economic benefits from the VIE, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

The Foreign Investment Law, may also adversely impact our corporate governance practice and increase our compliance costs. For instance, the Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities. In addition, the Foreign Investment Law allows foreign invested enterprises established according to the existing laws regulating foreign investment to maintain their current structure and corporate governance during the five-year transition period. This infers that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in the transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance requirements may lead to regulatory incompliance and hence materially and adversely affect our current corporate structure, corporate governance and business operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over the entities which own the domain name of our website or are registered as the owner of the mobile apps. We do not directly own the website or mobile apps due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies including but not limited to those relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiary to adjust its taxable income under the contractual arrangements it currently has in place with the VIE and its shareholders in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from our offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with the SAFE, or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory limitation. Any medium or long term loan to be provided by us to a variable interest entity of our company must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such recording or registration, our ability to use the proceeds we receive from our initial public offering and other offshore financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the proceeds we receive from our offshore financing activities, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of the ADSs.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting processes are put in place by the SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A rules require that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOC shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOC when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37 or other applicable laws and regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other applicable laws and regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37, other related regulations or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted share incentive awards by us, may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plan of Companies Listed Overseas, promulgated by the SAFE in 2012, or the 2012 SAFE Notice. Pursuant to the 2012 SAFE Notice, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any share incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of share incentive awards and the purchase or sale of shares and interests. As a public company listed on NASDAQ, we and grantees of our share incentive awards who are PRC citizens or who reside in the PRC for a continuous period of no less than one year will be subject to these regulations. Failure to complete the SAFE registrations may subject the grantees of share incentive awards to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange—Regulations on Offshore Financing” for more details.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation, or the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation” for more details. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Q&K International Group Limited or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Q&K International Group Limited or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, as described in the risk factor immediately below, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends we pay with respect to the ADSs or ordinary shares and gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, and it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in the ADSs or ordinary shares.

Dividends payable to our foreign investors and gains on the sale of ADSs or ordinary shares by our foreign investors may become subject to PRC tax.

Under the PRC Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or the ADSs, and any gain realized from the transfer of our ordinary shares or the ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such dividends or gains are deemed to be from PRC sources. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of the ADSs or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the ADSs or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the SAT issued the Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to this Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Circular 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. Bulletin 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

There is uncertainty as to the application of Circular 7 and Bulletin 37. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Circular 7 or Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under Circular 7 or Bulletin 37. As a result, we may be required to expend valuable resources to comply with Circular 7 or Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with Circular 7 and Bulletin 37, or to establish that our company should not be taxed under Circular 7 and Bulletin 37, which may have a material adverse effect on our financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside in China for a significant portion of the time and most of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in the United States courts judgments obtained in the United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of the United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as the NASDAQ or the NYSE of issuers included for three consecutive years on the SEC’s list. Enactment of this legislation or other efforts to increase US regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NASDAQ Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to the American Depositary Shares

The market price for the ADSs may be volatile.

Since the ADSs became listed on NASDAQ on November 5, 2019 to the date of this annual report, the trading price of our ADSs has ranged from US$9.80 to US$20.44 per ADS. The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including, among others, (i) regulatory developments affecting us, our tenants, our landlords, third-party service providers, financial institutions, or our industry, (ii) market conditions in the apartment rental industry, (iii) changes in the performance or market valuations of other apartment rental platforms, (iv) announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments, (v) actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results, or changes in financial estimates by securities research analysts, (vi) negative publicity about us, our management or our industry, and (vii) sales or perceived potential sales of additional ordinary shares or ADSs. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

An active market for the ADSs may not be maintained.

The ADSs began trading on NASDAQ in November 2019 and we can provide no assurance that we will be able to maintain an active trading market on NASDAQ or any other exchange in the future. If an active market for the ADSs is not maintained, it may be difficult for the ADS holders to sell the ADSs without depressing the market price for the ADSs, or at all. An inactive market may also impair our ability to raise capital by selling ADSs and may impair our ability to acquire other businesses or property using our ADSs as consideration.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts at they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which the ADS holders purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2019, we had 1,436,010,850 ordinary shares outstanding, and 93,150,000 Class A ordinary shares are represented by ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale upon the expiration of the 180-day lock-up period beginning from November 4, 2019, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of our initial public offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of the ADSs to decline.

We have granted equity-based awards to certain management, employees and non-employees. In addition, we adopted a share incentive plan in 2019, or the 2019 Plan, under which we may have the discretion to grant a range of equity-based awards to eligible participants. We intend to register all ordinary shares that we have issued or that we may issue in connection with any employee share-based awards. Once we register these ordinary shares, ADSs representing them can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of the final prospectus dated November 4, 2019 for our initial public offering. If ADSs representing a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of the ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase the ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by your ADSs. If we ask for your instructions, upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten (10) days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under amended and restated memorandum and articles of association , for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

The deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares” for more details.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying your ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising out of or relating to our shares, the ADSs or the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands (the “Company Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have a dual-class share structure. Our founder and chief executive officer, Mr. Guangjie Jin, beneficially owns all of our issued Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our proposed dual-class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Mr. Guangjie Jin, through Bill.com Inc. and Yijia Inc., beneficially owns 370,718,629 Class B ordinary shares representing 77.7% of the aggregate voting power of our company due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, our founder and chief executive officer, Mr. Guangjie Jin, has considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and the ADSs.

Our third amended and restated memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Global Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Global Market corporate governance listing standards.

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards. Currently, we follow our home country practices and rely on certain exemptions provided by the NASDAQ Global Market corporate governance listing standards to a foreign private issuer, including exemptions from the requirements to have:

•	majority of independent directors on our board of directors;

•	a minimum of three members in our audit committee;

•	only independent directors being involved in the selection of director nominees and determination of executive officer compensation;

•	regularly scheduled executive sessions of independent directors; and

•	a quorum of annual general meeting which is no less than 33 1/3% of our outstanding shares.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you do not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ Global Market corporate governance listing standards.

We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in the current or a future taxable year, which could subject U.S. investors in ADSs or Class A ordinary shares to significant adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a “passive foreign investment company”, or PFIC, if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%. Because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of our VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC. In addition, the treatment of our rental income as active for purposes of these tests depends upon whether we conduct sufficient marketing or other activities with respect to the rented properties in each taxable year to meet the requirements for an active rental business under applicable Treasury regulations, which may be uncertain.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service (“IRS”) Form 8621. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more details.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Global Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We began our operation through Qingke Fashion Life Service Co., Ltd., or Q&K Fashion, which was established on November 8, 2007 by certain individuals related to our founder and chief executive officer, Mr. Guangjie Jin, who transferred all voting rights to Mr. Guangjie Jin by proxy agreements. We substantially commenced our apartment rental business in 2012. During the period from 2007 to 2014, Q&K Fashion undertook several rounds of equity financing in the PRC. Mr. Guangjie Jin held more than 50% controlling interests over Q&K Fashion since the date of its incorporation.

On August 2, 2013, Q&K Fashion incorporated Shanghai Qingke E-commerce Co., Ltd, or Q&K E-Commerce. On March 17, 2015, Q&K E-commerce incorporated Shanghai Qingke Equipment Rental Co., Ltd., or Q&K Equipment Rental. From 2013 to 2015, Q&K Fashion transferred all of its shareholding over Q&K E-commerce to several investors and our founder and chief executive officer, Mr. Guangjie Jin, allowing the latter to obtain control through majority equity ownership.

To facilitate financing and offshore listing, we underwent a series of reorganization, or the Reorganization as follows. We incorporated Q&K International Group Limited in the Cayman Islands as our offshore holding company in August 2014. In April 2015, Shanghai Qingke Investment Consulting Co., Ltd., or Q&K Investment Consulting, was incorporated as Q&K International Group Limited’s wholly-owned subsidiary in the PRC. Shortly thereafter, Q&K International Group Limited issued ordinary shares to the offshore entities designated by then shareholders of Q&K Fashion in proportion to these shareholders’ then shareholding percentage in Q&K Fashion. In April 2015, Q&K Investment Consulting entered into a series of contractual arrangements with Q&K E-Commerce (which became our variable interest entity, or VIE), Guangjie Jin, Bing Xiao, and Xiamen Siyuan Investment Management Co., Ltd. The contract arrangements enable us to obtain control over the VIE and its subsidiaries. The contractual arrangements consist of shareholder voting proxy agreements and powers of attorney, exclusive technology service agreement, exclusive option agreement, equity interest pledge agreement and spousal consent letter. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the VIE and its Shareholders” for details. In the meantime, Q&K Fashion transferred all its net assets to Q&K Equipment Rental, a subsidiary of our VIE. Both Q&K International Group Limited and Q&K Fashion were controlled by Mr. Guangjie Jin before and after the Reorganization, and therefore we consider the Reorganization as a reorganization of entities under common control.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and Internet content provision services in particular, we currently conduct our value-added telecommunication services business through Q&K E-Commerce, which we effectively control through a series of contractual arrangements. The contractual arrangements between Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce allow us to:

•	exercise effective control over Q&K E-Commerce and its subsidiaries;

•	receive substantially all of the economic benefits of Q&K E-Commerce and its subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests and assets in Q&K E-Commerce when and to the extent permitted by PRC law.

For more details, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the VIE and its Shareholders.” As a result of these contractual arrangements, we have effective control over, and are the primary beneficiary of, Q&K E-Commerce and its subsidiaries and other consolidated entities and therefore treat them as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

In November 2015, we effected a one-for-ten share split of our ordinary shares and preferred shares.

On November 5, 2019, our ADSs commenced trading on the Nasdaq under the symbol “QK.” We raised from our initial public offering, after underwriters exercised their over-allotment option in full, approximately US$44.5 million in net proceeds after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our principal executive offices are located at Suite 1607, Building A, No.596 Middle Longhua Road, Xuhui District, Shanghai, 200032, People’s Republic of China. Our telephone number at this address is +86-21-6417-9625. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.qk365.com. The information contained on our website is not a part of this annual report.

SEC maintains an internet site (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

B. Business Overview

We are a leading technology-driven long-term apartment rental platform in China, offering young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitating a variety of value-added services. We are one of the pioneers in providing branded rental apartments in China. Under our dispersed lease-and-operate model, we lease apartments from landlords and transform these apartments, mostly from bare-bones condition, into standardized furnished rooms to lease to people seeking affordable residence in cities, following an efficient, technology-driven business process. Our average month-end occupancy rates was 92.6% and 93.4% in FY 2018 and FY 2019, respectively.

Driven by the rapid urbanization, rising housing prices, millennial mindsets of sharing economy, and supportive government policies, branded long-term rental apartment service is an underpenetrated, fast-growing industry in China. An increasing number of young people in China move to cities for education or work and seek affordable long-term rental apartments. Traditionally, tenants rely on rental agencies or deal with individual landlords to rent apartments and have to contact individual landlords, who at times may not be responsive, for maintenance and repair during the lease. In the meantime, landlords need to handle apartment maintenance and repair and collect rentals all by themselves. In recent years, branded apartment operators have emerged to provide a one-stop, more efficient and hassle-free rental experience for tenants as well as landlords. In addition, central and local governments in China have adopted policies to incentivize and support the growth of the apartment rental sector, including offering equal access to public services and schools to both renters and homeowners, reducing income tax, and medical insurance and social security payment ratio for individuals with monthly income below RMB10,000.0 (US$1,456.7)—our target customer group.

Branded long-term apartment rental platforms operate under either a centralized or dispersed model. Under the centralized model, an operator sources and operates a whole building or a few floors therein through purchasing or leasing from, or cooperating with, property owners. Under the dispersed model, an operator sources apartments from individual landlords in different locations and manage them centrally, leveraging advanced IT and mobile technologies. Compared to the centralized model, the dispersed model enjoys certain advantages, including a more abundant and flexible supply of apartments and less initial capital outlay, and is easier to achieve a nation-wide brand awareness. As a result, the dispersed model is more scalable.

We strategically focus on sourcing apartments under the dispersed model in relatively inexpensive yet convenient locations, typically near subway stations, to provide our tenants value for money. We do not own our rental apartments but lease them from our landlords under long-term leases. Our leases with landlords usually provide for a minimum term of five to six years, or lease-in contract lock-in period, and can be extended for up to two to three years. We generally lock in our lease-in cost for the first three years, with approximately 5% annual, non-compounding increase for the rest of the lease term. During the lease-in contract lock-in period, neither landlords nor us may terminate the lease without paying a penalty equal to the rentals for the remaining lease-in contract lock-in period. For leases with landlords entered into in April 2019 or after, if the monthly rentals (after discount for rental prepayment) that we receive from tenants are lower than our monthly rental to landlords for six consecutive months, we have the right to renegotiate for a lower monthly rental to landlords or terminate the relevant leases with landlords. We typically convert a leased-in apartment to add additional bedroom, or the N+1 model, and rent each bedroom separately to individual tenants after standardized decoration and furnishing. The N+1 model further increases affordability and provides flexibilities and co-rental efficiency for tenants. Each of our rental apartments typically has three rental units. Our leases with tenants typically have a contracted lease term of 26 months. In FY 2019, the average lock-in period of our terminated leases with tenants was 11.3 months, and 66.0% of these leases with tenants had a lock-in period of 12 months or more. In the same period, 49.0% of our leases with tenants were terminated before the expiration of the applicable lock-in period and tenants of 5.5% of our leases remained in their rental units through the end of the 26-month contracted lease term. If a tenant chooses to terminate the lease during the lock-in period, except for termination during the first week of the lease, the tenant’s security deposit will be forfeited. After the lock-in period, the tenant may terminate the lease anytime without penalty. In FY 2019, tenants on average stayed in our rental units for 7.8 months.

Technology is at the core of our business. We apply technology in every step of our operational process from apartment sourcing, renovation, and tenant acquisition, to property management. This enables us to operate a large, dispersed and fast-growing portfolio of apartments with high operational efficiency, delivering superior user experience. For example, we utilize big data analytics to establish a fair and efficient pricing mechanism. This mechanism also provides clear guidance to our apartment sourcing staff and ensures certain rental spread can be achieved during the lease term. We have also developed a technology-driven, innovative project management system to centrally manage over 170 suppliers and contractors for apartment renovation, cleaning and maintenance, monitor the work process, track the work schedules, and exert quality control. Moreover, our intuitive mobile applications allow our tenants, landlords, and third-party service providers to execute transactions or provide services in a streamlined paperless environment. Our focus on technologies has enabled us to operate efficiently and grow rapidly while maintaining quality control.

We cooperate with third parties, including professional home service providers, e-commerce companies, and other service providers to facilitate a wide array of value-added services for our tenants. These include broadband internet and utilities. In addition, we launched Qingke Select, a membership-based new retail platform. These initiatives cater to tenants’ lifestyle demand and help them live more conveniently and comfortably. This, in turn, helps improve our brand loyalty and increase revenue per tenant. Revenue from value-added services and others as a percentage of our net revenues increased from 2.6% in FY 2017 to 10.4% in FY 2018 and further to 11.7% in FY 2019.

We also cooperate with financial institutions to facilitate rental installment loans for our tenants in need. Our tenants can, but are not obligated to, apply for rental installment loans from our cooperative partners to prepay rental for certain lease period and enjoy rental discount for the rental prepayment. Approved loan proceeds covering up to 24 months’ rentals are transferred to our account at the inception of the lease. We typically pay the monthly interest on the rental installment loans to our financial institution partners for our tenants, and provide guarantee. We may also provide additional credit enhancement in the form of security deposits, usually no more than 5% of the total outstanding loan balance with the relevant financial institutions, with respect to our tenants’ repayment of the loans. When a lease is terminated, either by the tenant or by us, we are typically required to return, in a lump sum, the outstanding portion of the rental installment loan. The amount represents the rental for the remaining lease term (net of the discount for rental prepayment) and we are required to deposit it into the tenant’s designated account at the financial institution partner within a prescribed period of time, ranging from 0 to 31 days after the termination, which will then be immediately deducted by the financial institution partner from such account. The proceeds from rental installment loans have helped us finance our capital expenditure on decorating and furnishing newly sourced apartments. As of September 30, 2019, we cooperated with 11 financial institutions to finance rental installment loans, and the rental payment of 65.4% of the rental units offered on our platform had been financed by these rental installment loans.

In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. We started to operate these rental units from January 31, 2020. We will pay a consideration of RMB580.0 million (US$81.1 million), subject to adjustments based on the quality of the assets according to the agreements, to this rental service company by the end of 2020. As of the date of this annual report, we have paid a deposit of approximately RMB200.0 million (US$28.0 million) for this transaction. We have engaged a third-party contractor to manage these rental units from February 1, 2020 for eight years. We will pay the contractor a monthly management fee as a percentage of the monthly rentals form the rental units under the contractor’s management, subject to adjustments based on certain performance indicators.

Our Apartment Network

We started the apartment rental business in 2012 in Shanghai, one of the most prosperous cities in China with the largest migrant population. As of September 30, 2019, 62.3% of our rental units contracted were located in Shanghai. Leveraging the experience and knowledge accrued in managing rental apartments in Shanghai, we have expanded to other top-tier cities, including Shanghai’s adjacent Suzhou market in 2013 and Hangzhou in 2016, and subsequently Nanjing, Wuhan and Beijing in late 2017. As of September 30, 2019, we had 97,297 available rental units under management spread across China, approximately 95.1% of which (contributing to 97.3% of our rental service revenues in FY 2019) were located in the Yangtze mega-city cluster centered around Shanghai, including 61,963, 10,313, 14,457 and 5,781 available rental units in Shanghai, Suzhou, Hangzhou, and Nanjing, respectively, and 4,371 and 412 available rental units in Wuhan and Beijing, respectively. In December 2019, we started to expand our apartment network to Tianjin. In early 2020, we started to expand our apartment network to Sichuan and Chongqing.

We have been focused on, and will continue to target, markets with multiple demand generators, such as proximity to transportation corridors (e.g., locations along the coastal lines or the Yangtze River, or in the intersection of multiple high-speed railways), strong economic prospects (e.g., top 50 in China in terms of GDP), abundant job opportunities, high home ownership costs, large and increasing inflow of migrants (e.g., with population over 8 million), solid suburban development plans, and favorable government policy on apartment rental, etc.

Within our target markets, our apartments are strategically located in neighborhoods near subway stations in the metropolitan areas. These locations provide tenants with convenient access to an entire city, including major business districts and commercial centers, and hence strong demand potential and ample space for rental increase (driven, for example, by opening of a new subway line or extension of an existing subway line, a new commercial center etc.).

Our Technology-Driven Business Model

We utilize an efficient and scalable lease-and-operate model, under which we lease individual apartments from apartment owners and rent out to individual tenants after necessary renovation. Our highly efficient business process and centralized management of a large dispersed portfolio of rental apartments are built on, and enabled by, our technology-driven, end-to-end, and extensible systems.

We apply technology in every step of our operation from apartment sourcing, renovation, and tenant acquisition, to property management. These include our dynamic pricing system for fair, transparent, and efficient rental pricing, innovative project management system to centrally manage, monitor, and control renovation process, and intuitive mobile applications to reduce customer acquisition and property management cost. Our focus on technology has enabled us to operate efficiently and grow rapidly while maintaining quality control and optimizing user experience.

The following diagram illustrates the key modules of our technology-driven, end-to-end systems. All of these modules are web-based or mobile-based information systems, and developed in-house.

58

Apartment Sourcing

Overview

We have followed a disciplined and systematic process to expand our apartment network. This involves comprehensive market research of macro factors and local government policies on apartment rental, in-depth analysis of local market supply and demand dynamics through collecting and analyzing relevant data, including housing sales transaction information, residential building vacancy rate, rental demand, and rental price development. We conduct in-person visits to relevant neighborhoods and real estate agencies nearby to get first-hand experience of traffic flow, e.g., proximity to a subway station or other local traffic or commercial hub; competitive landscape, including the presence of any other branded long-term apartment operators or individual landlords; and abundance of available-for-rent apartments with ample room for revitalization and optimization, such as existence of a newly developed property complex for people re-locating from previously owned properties in urban planning.

We gather information of available-for-rent apartments from both online and offline channels. Online channels include our Qingke APP, which can be used by property owners to submit information of their available-for-rent apartments, and third-party channels including classified ads websites. Our sourcing staff also gather leads of available-for-rent apartments from local neighborhood committees and property managers, and real estate agencies nearby during their field visits to the relevant neighborhoods.

We use a mobile-based apartment sourcing system to manage the sourcing process, and a technology-driven Smart Pricing System for efficient and fair rental pricing. Through these systems, our sourcing staff submit detailed information of potential apartments for our centralized approval, as well as signing lease contracts and managing relationships with landlords, etc.

We have a dedicated sourcing team which is incentivized to achieve not only the targeted number of apartments to be sourced, but also the quality of the apartments they source, aligning their interests with our long-term goals. Each of our sourcing staff sourced an average of 5.6 rental units per month in FY 2019.

In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for rental units in Sichuan and Chongqing from another rental service company which operated and managed these rental units. We have carried out due diligence to verify the authenticity and the quality of these rental units, including but not limited to site visits, calls with landlords and tenants of these rental units, and verification of the operating data such as occupancy rate and rental margin of these rental units provided by the rental service company.

Rental Pricing

A key element for our apartment sourcing is establishing the right rental pricing to expand our apartment portfolio and gain greater market share, while at the same time meeting our strategic and financial return criteria.

We use big data to establish a fair and efficient rental pricing mechanism, our proprietary technology-driven Smart Pricing System, to provide clear guidance to our apartment sourcing staff to ensure satisfactory financial return during the lease term. Our sourcing staff input the basic information including location, residential compound name, floor, size, and number of bedrooms etc., into our Smart Pricing System. Our Smart Pricing System estimates appropriate rental cost and price by selecting and parsing rentals from recent comparable transactions in adjacent area from our own transaction data and public market data, and automatically adjusts the level of the rentals based on multiple influencing factors, including size, orientation, and floor. Our Smart Pricing System helps mitigate losses arising from inaccurate manual pricing techniques and reduces reliance on sourcing staff’s personal judgment, as well as streamlining the pricing process. When we expand into a new city, the Smart Pricing system is replicable with some adjustments in parameters, enabling faster expansion at a lower cost.

The diagram below illustrates our dynamic, smart pricing process.

Our Lease-in Contracts

The transparent pricing mechanism enabled by our Smart Pricing System has helped us in our sales pitches to landlords and tenants to negotiate favorable rents and lease terms. Since 2017, we have typically entered into a lease with a landlord with a minimum term of six-year period, or lease-in contract lock-in period, which shall be extended for up to two years, at the landlord’s discretion. Before 2017, we typically entered into a lease with a landlord with a minimum term of five-year lease-in contract lock-in period, which shall be extended for up to three years, at the landlord’s discretion. During the lease-in contract lock-in period, neither landlords nor us may terminate the lease without paying a penalty equal to the rentals for the remaining lease-in contract lock-in period. From our inception to September 30, 2019, 48.3% of our leases with landlords continued after the expiry of the lease-in contract lock-in period. As of September 30, 2019, our average lease-in contract lock-in period was 66.2 months and a majority of our apartments contracted were less than two years into leases with landlords. We typically manage to obtain a rental-free period of 90-160 days from our landlords. Additionally, we generally lock in the lease-in cost for the first three years, with an approximately 5% annual, non-compounding increase for the rest of the lease term. Below is the expiration table of our leases with landlords as of September 30, 2019 assuming all landlords terminate the lease upon the expiry of the lease-in contract lock-in period.

	Total leases with landlords	Leases expiring by the end of
		FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029 and after
Number of rental apartments with	30,173	2,664	5,654	2,443	8,199	7,355	2,275	1,087	289	107	100
Average annual straight-lined rental cost represented by (RMB in million)	108.9	55.0	176.7	95.3	417.8	313.7	83.5	34.4	10.9	2.7	3.9
Percentage of total annual straight-lined rental cost (%)	100.0	1.1	7.3	5.9	34.3	32.2	10.3	4.9	1.8	0.5	1.8

Below is the expiration table of our leases with landlords as of September 30, 2019 assuming landlords do not terminate the lease upon the expiry of the lease-in contract lock-in period.

	Total leases with landlords	Leases expiring by the end of
		FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029 and after
Number of rental apartments with	30,173	2,190	1,551	690	573	4,996	1,802	11,402	6,257	609	103
Average annual straight-lined rental cost represented by (RMB in million)	83.0	43.6	29.1	12.2	15.4	150.1	61.3	404.6	173.3	15.5	4.0
Percentage of total annual straight-lined rental cost (%)	100.0	0.8	1.0	0.6	1.1	13.0	6.4	49.1	24.1	2.4	1.5

We usually prepay a security deposit equal to one month’s rental to landlords. After the rent-free period, we usually prepay rentals on a quarterly basis. As we expand and our reputation grows, an increasing number of landlords no longer require us to pay security deposits. If a landlord terminates the lease during the lease-in contract lock-in period, he or she is required to compensate us for the amount equivalent to the rental income of the remaining period of the lease. Historically, approximately 1% of our landlords terminated the lease during the lease-in contract lock-in period. At the end of the lease term, we may take all non-fixtures such as electric appliances that we have installed in the apartment. Landlords generally give representations on the authority to rent out the apartment and apartment condition. For leases with landlords entered into in April 2019 or after, if the monthly rentals (after discount for rental prepayment) that we received from tenants are lower than our monthly rental to landlords for six consecutive months, we have the right to renegotiate for a lower monthly rental to landlords or terminate the relevant leases with landlords.

On a selective basis, we also enter into lease-in agreements with landlords for a whole building or a few floors in a building. When considering potential apartment candidates under this model, we evaluate the conditions of the buildings, including whether they have obtained all necessary titles and permits, and whether the landlords are agreeable to finance the decoration based on our standards. Our leases under this model typically range from five to 15 years with a rental-free period of three to eight months. We typically manage to lock rental for the first two or three years of the leases. We are typically required to pay rental to the landlords on a quarterly basis. If the landlords terminate the lease during the lease term, they are required to compensate us for the amount equivalent to the rental income of three to 12 months, as applicable. As of September 30, 2019, the number of apartments that we leased in under this model represented approximately 2.5% of our apartments.

Since February 2019, we have started to source decorated and furnished apartments from landlords. Under this model, depending on the decoration quality, we generally only need to add a wall to separate out an additional bedroom from the living room, furnish the additional bedroom, and install smart door locks to the apartment and each bedroom therein, thus substantially reducing our cost for renovation, compared to sourcing bare-bones apartments. In addition, we are exploring a model under which our landlords would fund the upfront costs for apartment outfitting. These initiatives help reduce our upfront capital outlay so that we can scale up more rapidly.

Apartment Renovation

Our apartment renovation process typically involves converting the living room in a leased-in apartment to add an additional bedroom, or the N+1 model, following the guidance in the applicable local regulations; and decorating and furnishing the leased-in apartments, which are often kept in bare-bones condition (cement walls and floors and utility pipes only) and unfurnished. In addition, depending on the condition of the apartment after a tenant moves out, we may conduct light renovation to ensure consistent standard and quality across our lease-out apartments. We have developed a standardized process to renovate the apartments, which includes measuring, designing, reviewing and budgeting, reconstruction, installation, and inspection and review, and further break down the key steps into pre-set modules, such as design packages and distinctive construction orders to improve efficiency.

We have independently developed a technology-driven, innovative project management system to centrally dispatch job requests, manage suppliers and contractors, monitor the renovation process, track delivery schedules, and exert quality control throughout the entire apartment renovation process. Our project management system enables modularization, standardization and digitization of the renovation process. This has allowed us to efficiently manage a fast-growing number of suppliers and contractors to sustain our business growth while ensuring consistency in quality. It took us on average 74 days in FY 2019 to go through the process from measurement to construction completion.

We perform centralized purchasing for construction materials (except low-cost and heavy materials such as cement, and materials that need to be customized, such as doors, which need to be tailored based on the relevant floor-to-ceiling height), sanitary ware, furniture, electronic appliances etc. We are able to bulk purchase directly from manufacturers at competitive prices as we scale up. We exert stringent control on the materials used in the renovation process to ensure that our rental apartments comply with the relevant safety and environmental standards such as residual levels of formaldehyde and other chemicals.

The following are the key steps in our apartment renovation process. We outsource the renovation process, such as designing, reconstruction, installation, and inspection to qualified third-party contractors, who bid for blueprint drawing, construction, installation, and inspection orders. Contractors are selected and constantly evaluated based on multiple factors, including their qualifications, quality of work, and capability to meet our deadlines, for optimal allocation of the job requests.

Measuring. Measuring involves onsite measuring of the property. We have developed our proprietary measurement robot based on advanced technology. The robot can be operated by our staff onsite to measure the room size and structure of our apartments and generate a floorplan and an elevation in about 40 minutes. Our onsite professionals then upload the full room scan to our cloud server. This enhances measurement accuracy, reduces time needed and saves labor costs. In FY 2019, each of our construction managers managed on average 151.4 rental units under construction.

Designing. Designing involves readjusting and construction drawing. We have developed a unique blueprint drawing process to break down one comprehensive set of blueprints into more than 20 distinctive renovation processes or steps under six design packages. This shortens the drawing process to 24 hours, and eliminates potential capacity bottlenecks.

Reviewing and Budgeting. Once the drawings are done, our system produces a detailed budget and work plan with the list of materials and products needed, the delivery schedule and construction work schedule, against which we track actual progress to avoid delays.

Reconstruction. Reconstruction involves demolition and renovation, reconstruction of water and electricity installation, plastering, wood-working and painting. We separate the reconstruction processes into distinctive construction orders, and contractors bid for each construction order through our project management system.

Installation. Installation involves installation of furniture and electric appliance. Contractors bid for installation orders, and to ensure the quality and timely completion of installation work, contractors are required to take pictures and record videos of the working sites at the end of every working day and upload them to the system for our remote approval.

Inspection and Review. To ensure the quality and timely completion of construction work, contractors are required to take pictures and record videos of the working sites upon completion of each step and upload them to our system for our remote approval. Our staff from our engineering department may also conduct onsite inspection on a selective basis. In addition, following the completion of the construction and installation, our staff from our engineering department will conduct an onsite check of air quality, and if formaldehyde tested exceeds the national permitted level in the PRC, we would air the room and conduct a follow-up check in a few days until the formaldehyde falls below the permitted level. In FY 2019, it took us on average 127.1 days to convert our leased-in apartments to available-for-rent units, taking into account the time needed to air the apartments.

In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for rental units in Sichuan and Chongqing from another rental service company. These rental units had been renovated at the time we acquired the lease contracts.

Apartment Marketing and Leasing

Apartment Marketing

We conduct the majority of our marketing and sales process online, which improves our efficiency and provides a more convenient and transparent rental experience for tenants. We list the apartments on our website and mobile applications. Prospective tenants can search and view an apartment, and sign the lease online or via our interactive Qingke APP. Leveraging our data analytics, our Qingke APP displays available apartments in tenants’ vicinity matching their inferred location and budget based on the price tiers of their smartphones, and the tenants may further fine-tune the search results using various criteria including location, rental price, proximity to subway line etc., making apartment searching more efficient. As of the date of this annual report, for a majority of our listings, in addition to pictures, we also provide a 360-degree video of the apartments to give potential tenants a better view and to improve the efficiency of apartment viewing. Besides the searching and viewing functions, our Qingke APP also allows tenants to make appointments for in-person apartment viewing and interact with our sales staff live.

Mobile Map-based Apartment Search Interface on our APP

In addition to our website and Qingke APP, we use third-party platforms to promote our apartment rooms and acquire potential tenants, including search engines, online classified information platforms, online rental listing websites, and agents’ WeChat corporate accounts.

In FY 2019, substantially all of our tenants were sourced online, and about half of them were through our website and Qingke APP.

Sales Management and Rental Pricing

We use a mobile-based, automated sales management system for our sales staff, who are our apartment managers, to bid for available rooms and tenant leads from call centers, track leasing process, manage rented rooms, etc. on their mobile phones or tablets. The system also allows us to track and evaluate their performance, including the number of visits completed, and the number of leases signed.

We apply our Smart Pricing System to price our lease-out rental through an automated, dynamic process, which takes into account data points including rent-in cost, decoration cost, historical transaction data (e.g., price and occupancy rate), demand fluctuations (e.g. low demand around the Chinese New Year holiday period and high demand in July and August with new college graduates moving out of campus), target occupancy rate, and market prices for apartments in similar conditions.

We have adopted a compensation structure for our sales staff, designed to better align their interest with ours to achieve a higher rental spread and reduce tenant acquisition costs. Our sales staff are generally paid a base salary plus performance-linked bonuses and other incentives to encourage full-price sales and longer-term leases.

Tenant Vetting Process

Each tenant must go through our standardized tenant vetting process before we enter into a lease with him or her. Our tenant vetting process mainly includes identity authentication, criminal background checks and collection and verification of tenants’ basic information. We are one of the earliest apartment rental platforms in China that utilize face recognition technology to verify the identity of a tenant. We are connected to the systems of the public security bureau to conduct tenant background checks and may reject lease applications if the background check results are unsatisfactory.

Tenant Relations and Property Maintenance

We provide after-rent services including bi-weekly cleaning of the common spaces and repair services as requested by tenants via our Qingke APP, our call centers and local property management office. Leveraging our technology platform, we have developed a number of services to improve the efficiency of our property maintenance practices and maximize tenant satisfaction. These include:

Smart door lock service. All our apartment and bedroom doors are equipped with smart digital locks and tenants can enter by tapping a digital access card. Some of our smart digital locks are equipped with Bluetooth function so that tenants can enjoy key-less apartment and bedroom access by logging into our Qingke APP with their Qingke accounts and passwords and pressing “I want to unlock a door” button in our Qingke APP. Our Qingke APP then sends a signal via Bluetooth to the digital locks on the apartment and bedroom doors. Alternatively, by tapping digital access cards or calling our call center, tenants may open the apartment and bedroom doors when their mobile phones run out of battery or lose internet access. In addition, through our digital locks, we have the ability to control the access to our apartments and bedrooms and may take over the relevant property if a tenant defaults on payment after sufficient warning pursuant to our lease agreement and the relevant PRC laws.

Repair request and service evaluation. Tenants may submit repair and maintenance requests on our Qingke APP, such as reporting a malfunctioning home appliance. Our service center will schedule appointments with tenants within 24-48 hours based on the urgency of such requests. To ensure the quality of the repair provided by our service providers, we ask our tenants to fill out a service evaluation questionnaire on our Qingke APP after the appointments.

We outsource the cleaning, maintenance and repair services to qualified third-party service contractors, who compete for orders on our bidding system. We worked with about 28 pre-approved service contractors employing over 488 personnel to provide cleaning and repair services to our tenants in FY 2019. To ensure the quality of the cleaning and repair services, contractors are required to upload pictures of work sites after completion of each service for our inspection and approval.

Our apartment managers regularly visit our apartments to inspect their condition, paying particular attention to potential safety hazards as well as potential causes of damage that could result in significant maintenance costs if left unaddressed, assess and document interior and exterior condition, and determine whether the tenant is adhering to the terms of their lease. They also schedule periodic in-person checks on service contractors’ work quality. In addition, our apartment managers conduct inspections prior to scheduled tenant move-outs to notify tenants of any repairs they may need to undertake prior to moving out of the property, in order to avoid forfeiture of part or all of their security deposit. These inspections also allow us to begin preparing a scope of work and budget for the turnover work we undertake to prepare our apartments to be re-leased to a new tenant, and increase our ability to pre-market our apartments.

Self-help rental and bill payment. Our tenants may pay rental and utility bills via our Qingke Bao APP. The Qingke Bao APP consolidates all outstanding bills and connects to tenants’ bank accounts. Once we receive the authorization from the tenants, the Qingke Bao APP will automatically deduct the authorized amounts from the tenants’ accounts to settle the bills.

We make tenant safety and security our priority. We engage third-party service contractors to inspect safety facilities and appliances in our rental apartments on a bi-weekly basis to identify any potential safety hazards. In addition, we may forfeit all or part of a tenant’s security deposits or terminate the lease pursuant to the terms of the lease, if he or she violates the rules for our rental community in a serious way, such as causing nuances or otherwise jeopardizing other tenants or damaging our rental apartments or facilities.

In early 2020, we engaged a third-party contractor to manage approximately 47,000 rental units in Sichuan and Chongqing, which will be added to our apartment network by acquiring lease contracts with landlords and tenants and related fixtures and equipment for these rental units from another rental service company. We plan to take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month.

Our Apartments and Services

Our Rental Units

Our rental units typically had net area (excluding common spaces) from 10 square meters to 15 square meters, with monthly rental from RMB1,000 (US$139.9) to RMB1,500 (US$209.9) in FY 2019, depending on the location and type of housing, etc. Our rental units are generally fitted with standardized interior styles, and are equipped with air conditioners and basic furniture including a bed, a wardrobe, a desk and a chair. Bathrooms and kitchens are equipped with standardized electrical appliances. We install a digital lock and separate electricity meter for each bedroom. All our apartments have pre-installed broadband internet access including WiFi.

The following are pictures of our standard bedrooms, bathroom and kitchen.

Standard Qingke Bedrooms

Standard Qingke Kitchen and Bathroom

When a new tenant moves in, our apartment managers conduct a tenant orientation, during which we revisit the terms of the lease, outline what aspects of the apartment’s upkeep are the tenant’s responsibility, walk through all of the home’s major systems in order to familiarize the tenant with their safe and proper operation. During the move-in orientation, each tenant is provided with a “refrigerator list” and encouraged to keep a record of any non-emergency service items noted after moving into the apartment. By conducting an in-person move-in orientation, we are able to ensure that tenants understand their obligations under the terms of their lease, as well as how to safely and properly operate the apartment’s systems, reducing both the likelihood of misaligned expectations and unnecessary wear and tear on the apartment.

The following is a summary of the key terms in a typical lease with tenant.

Contracted lease term. 26 months. Rental is fixed through the term of the lease.

Below is the expiration table of our leases with tenants as of September 30, 2019.

	Total leases with tenants	Leases expiring by the end of
		FY 2020	FY 2021	FY 2022
Number of rental units with	92,513	19,338	56,480	16,695
Average annual rental represented by (RMB in million)	325.7	146.9	670.4	155.4
Percentage of total annual rental represented (%)	100	7.5	68.6	23.9

Lock-in Period. On September 30, 2019, the average lock-in period of our outstanding leases was 12.3 months and 72.6% of these leases had a lock-in period of 12 months or longer and the remainder had a lock-in period ranging from one to six months. From our inception to September 30, 2019, our tenants whose leases had a lock-in period of 12 months or longer stayed in our rental units for 12.2 months on average.

On September 30, 2019, tenants of 16.5% of all of our leases were in the process of applying for rental installment loans. If a tenant’s rental installment loan application is approved, his or her lease will be subject to a lock-in period of 12 months or longer. If the rental installment loan application is denied, his or her lease will not be subject to such lock-in period and he or she may move out after all prepaid rents are used or enter into a new lease with us with an agreed lock-in period.

Since tenants who prepay rental for certain lease period can enjoy rental discount for the applicable lock-in period, and tenants who terminate the lease within the lock-in period are subject to forfeiture of their security deposits, our tenants may be incentivized to terminate their lease around the end or shortly after the expiry of the applicable lock-in period. In FY 2017, FY 2018 and FY 2019, the average lock-in period of our terminated leases with tenants was 9.8 months, 13.0 months and 11.3 months, respectively. In the same periods, tenants on average stayed in our rental units for 8.9 months, 8.7 months and 7.8 months, respectively.

Security deposit. Usually one to two months’ rental to cover damages to the apartment, potential loss, tenant default and certain early termination as described below.

Rental prepayment and payment frequency. We encourage tenants to prepay rental by providing them with rental discount as well as subsidizing the interest payment for rental installment loan offered by one of our financial institution partners. Tenants who prepay at least six months’ rental can enjoy a 5% discount, and tenants who prepay at least 12 months’ rental can enjoy a 10% rental discount (subject to a RMB200.0 (US$28.0) limit per month after January 1, 2017) for the lock-in period. The rental prepayment helps us finance our expansion and operation. We typically give tenants five to ten days’ grace period for rental payment.

Upon termination of the lease, we will return the unused portion of any prepaid rental to the tenant, or the financial institution where the tenant utilized the proceeds from the rental installment loan granted by the financial institution to prepay the rental. It is common for tenants to terminate the leases before the expiration of the lease term. In FY 2019, 48.4% of our terminated leases with tenants were terminated before the expiration of the lease term covered by the prepayment, and 49.0% of our terminated leases with tenants were terminated before the expiration of the applicable lock-in period.

Tenants’ initial stays. To encourage prospective tenants to try out our apartments, we have put in place a policy to allow tenants to cancel leases within three days from the move-in date, and we will return all rental, deposits and fees penalty free. If a new tenant cancels the lease on the fourth to seventh day, we will return all unused rental, deposit and fees penalty free. In FY 2019, approximately 8.5% of our leases with tenants were terminated during the first week of their leases.

Termination. If a tenant chooses to terminate the lease during the lock-in period, except for termination during the first week of the lease, the tenant’s security deposit will be forfeited and other fees may apply. After the lock-in period, the tenant may terminate the lease anytime without penalty. If we choose to terminate the lease before the expiry of the lease term, except for termination upon tenant’s default, we will generally facilitate tenant relocation and subsidize relocation-related expenses.

Utilities and internet access. Tenants are usually required to prepay utilities including water and electricity. We typically charge tenants a flat monthly fee for broadband internet access.

Other covenants of the tenants. Tenants shall not, without approval from us, sublease or allow unauthorized person to live in the apartments. Pets are not allowed in the apartments. Tenants shall abide by our tenant convention which includes requirements such as noise control, proper use of public area, paying bills in a timely manner, etc.

Our Value-added and New Retail Products and Services

We are committed to not just providing a room but a home to our tenants, and improving their overall quality of life. To that end, we offer a wide variety of value-added products and services through our engaging online and mobile platform and frequent offline group activities to alleviate the hassles and stress associated with moving into a new apartment and settling in a big city. These initiatives cater to tenants’ lifestyle demand and foster a strong sense of community among our tenants, enhancing their brand loyalty.

We cooperate with third-party service providers to offer complementary bi-weekly cleaning of common spaces, and broadband internet and bedroom cleaning at a charge. Tenants can subscribe to the broadband internet service package or book the bedroom cleaning service through our one-stop Qingke APP.

In November 2018, we launched a membership-based new retail platform, Qingke Select, where our tenants may purchase certain products online and enjoy seamlessly integrated online-to-offline experience. We generate customized pop-up advertisements of products on Qingke Select when our tenants use the Qingke APP. We are exploring different monetization models for Qingke Select.

Our Cooperation with Financial Institutions

Cooperation on Rental Installment Loans

We cooperate with a number of financial institutions to facilitate rental installment financing for tenants who wish to obtain financing for rental prepayment. In line with industry practice, we provide guarantee and may also provide additional credit enhancement in the form of security deposits, usually no more than 5% of the total outstanding loan balance with the relevant financial institution, to our financial institution partners with respect to tenants’ repayment of the rental installment loans. As of September 30, 2019, we cooperated with 11 financial institutions to facilitate rental installment loans, and the rental payment of 65.4% of our rental units had been facilitated by such financing. For more information, please refer to “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources — Rental Installment Loans”.

When our financial institution partners approve a rental installment loan, an amount covering up to 24 months’ rent (net of the discount for rental prepayment) will typically be released to the tenant’s designated account at the financial institution partner, which will then be immediately transferred to our designated account through an entrusted payment arrangement between the tenant and the financial institution partner. The tenant repays the monthly installment of the principal amount of the loan, which is equal to the monthly rental (net of the discount for rental prepayment), to our financial institution partner over the lease term by authorizing the financial institution partner to deduct the amount from his or her account. Under such arrangement, the tenant may deposit funds into his or her account, but may not withdraw from such account without the authorization from the relevant financial institution partner. We typically pay the monthly interest on the rental installment loans to our financial institution partners for our tenants. When a lease is terminated, either by the tenant or by us, we are typically required to return, in a lump sum, the outstanding portion of the rental installment loan. The amount represents the rental for the remaining lease term (net of the discount for rental prepayment) and we are required to deposit it into the tenant’s designated account at the financial institution partner within a prescribed period of time, ranging from 0 to 31 days after the termination, which will then be immediately deducted by the financial institution partner from such account.

Please refer to the chart below for the typical funds flow of a rental installment loan.

Our financial institution partners will notify the tenant and us a few days in advance when a payment is due from the tenant and when the tenant is delinquent on any payment. We will also send payment reminders to the tenant. In addition, through our smart digital door locks, we have the ability to control the access to our apartments and bedrooms and may take over the relevant property if a tenant defaults on payment after sufficient warning pursuant to our lease agreement and the relevant PRC laws. We may then lease the property to a new tenant to recover the rentals for the remaining period of the original lease. We seek to reduce the turnaround time to rent out a vacated apartment through our efficient sales management system. The security deposits we require from our tenants, which on average represented 1.5 months’ rental as of September 30, 2019, may also be used to cover delinquent payments.

We seek to prevent and minimize the risk of tenant payment default through our robust, standardized tenant screening process (which includes credit checks, evaluations of household income and criminal background checks through a third-party credit service provider). We are connected with the systems of the public security bureaus in some of our existing cities to verify certain identification and other information our tenant submit. In addition, we cooperate with a third-party credit consulting service provider to obtain credit reports for potential tenants and keep a blacklist of tenants who default on their rental or rental installment loan payment. For FY 2019, approximately 4.6% of our tenants defaulted on their rental or rental installment loan payment. In the cases of tenant default, historically, the forfeited tenant deposits usually covered the potential losses on our part.

Cooperation on Apartment Renovation

In August 2018, we started to work with a rental service company owned by a bank in apartment sourcing and renovation under a financing arrangement model. Under this model for certain newly sourced apartments, which has been implemented in Shanghai and Hangzhou, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. We are required to place a security deposit in the amount of three times the total monthly rent with the bank, which will be doubled if our occupancy rate falls below 75% or 85% in Shanghai or Hangzhou, respectively. The cooperation has provided us with access to a stable source of low-cost capital to finance our apartment renovation upfront, which helps us scale in a cost-efficient manner. As of September 30, 2019, 24.3% of our apartments were financed under this cooperation.

Our Data Analytics and Data Security

Our Data Analytics

We have accumulated extensive data from apartment rental and other related activities, including apartment information data, project management data, and data on landlord and tenants’ attributes. We have optimized our database structure to make it more suitable for AI and machine learning processes. The data we have accumulated are continuously fed into and refine our data analytics, which are the backbone of our business. Our big data analytic capabilities enable us to achieve data fusion across business scenarios upon our core database to drive our operation efficiency and additional revenue opportunities. As of September 30, 2019, our research and development team of 101 data scientists and engineers worked continually to optimize our proprietary analytical models and improve our analytic capabilities.

For example, once information of available-for-rent apartments is input into our system, we store, cleanse, structure and encrypt the data, including landlord information, apartment information including price, location, residential compound name, floor, layouts, size, etc., for modeling exercise in an aggregated and anonymized fashion. Our technology-driven Smart Pricing System estimates appropriate rental cost and price by selecting and parsing historical rentals from recent comparable transactions in adjacent area from our own transaction data and public market data collected from third parties, and then automatically adjusts the level of the rentals based on multiple influencing factors, including size, orientation, and floor (high, medium or low). Our data analytics enable us to effectively manage occupancy rates and rental rates and implement and adjust our marketing strategy based on real-time data feedback.

Our data analytics also help us manage a fast-growing number of suppliers and contractors efficiently. Our contractors and suppliers can bid for renovation requests and maintenance service orders in real-time in our dynamic bidding system. We grade the contractors and suppliers based on their track record of project fulfillment and other criteria, and constantly update the grading based on the feedback from our systems for more efficient work allocation and better quality control.

We have also accumulated valuable data on our tenants from the apartment leasing process and after-rent services. Leveraging these data insights and our data algorithms, we are able to predict tenants’ interests to construct big-data recommendation engines. This enables us to implement more tailored marketing and explore additional revenue opportunities.

Data Privacy and Security

Data privacy is of utmost importance to us. We dedicate significant resources to the goal of strengthening our user privacy protection, promoting a safe environment, and ensuring the security of user data.

Our tenants or landlords are required to register an account on our Qingke APP and sign up to a user agreement in the registration process. The user privacy section of the user agreement describes our data use practices and how privacy works. Specifically, we undertake to manage and use the data collected from users in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss, or leak of user data and will not disclose sensitive user data to any third party without users’ approval except under legal requirement or certain circumstances specified in the user agreement. In addition, we use a variety of technologies to protect the data with which we are entrusted and have a team of privacy professionals dedicated to the ongoing review and monitoring of data security practices. For example, we store all user data in encrypted format and strictly limit the number of personnel who can access those servers that store user data. Only our senior management team and employees whose work is directly related have access to the data, and all of our employees must acquire prior approval to download any data. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access.

We are committed to maintaining a secure information technology infrastructure. We have been granted a Level-3 data protection certification for our system by the relevant PRC regulatory authority, the highest level achievable by a non-financial institution in China. We have built a firewall that monitors and controls incoming and outgoing traffic and will automatically take reactive measures against threats. We also have a firewall between our private cloud services and public cloud services. We segregate our internal databases and operating systems from our external-facing services and intercept unauthorized access. We encrypt our data transmission, especially user data transmission, using sophisticated security protocols and algorithms to ensure confidentiality. We back up our user data and operating data on a daily basis in separate back-up systems to minimize the risk of user data loss or leakage. In particular, we have adopted comprehensive policies and measures to comply with the relevant PRC secrecy laws and regulations. We also provide personal information security protection training to our relevant employees, and require them to report any information security breach. Upon the occurrence of an information security breach, we will follow pre-determined procedures and systems to respond to any such incident in accordance with our policies and measures. We have also adopted and implemented a comprehensive set of rules and policies relating to information system integrity to prevent physical and cyberspace security breach, such as running code tests before applying new codes. We perform periodic reviews of our information technology infrastructure, identifying and mitigating problems that may undermine our system security.

Technology Systems and Infrastructure

Our technology-driven, end-to-end systems are built on a highly-scalable and reliable public and proprietary cloud-based technology infrastructure. We have invested heavily in standardization of our technology systems, which are in continuous maintenance and upgrade processes and built to have scalability to support our growth. Our information technology system includes (i) front-end mobile applications such as Qingke APP and Qingke mini program on WeChat; (ii) business management systems for each step of a rental transaction, such as our smart pricing and contractor bidding systems, (iii) support and management systems to provide back office and operational management support, such as management reporting and performance evaluation and (iv) Internet of things technology to remotely manage our dispersed apartments, e.g. our smart electric meters and smart door locks.

We have built an efficient, scalable and stable information technology infrastructure to provide strong computing ability for our information systems. Our technology infrastructure has been fully integrated with our computer environments and business requirements to serve as a powerful engine for business operation. As of September 30, 2019, our information technology infrastructure included four data centers and about 200 servers, with over 550 access nodes and with storage capacity of over 10,000 terabytes.

•

Real-time analytics. We ingest a large amount of data through multiple highly optimized points and analyze them using both offline batch processing and online real-time processing through streaming technologies. This architecture allows us to combine multiple data dimensions and apply various machine learning algorithms in real-time to our data, including in rental pricing and contractor bidding for renovation projects. For example, our system analyzes potential tenants’ traits simultaneously while they are searching for rental units on our Qingke APP, and recommends relevant rental units based on their location and budget, etc. as inferred by our data analytics. In addition, our apartment sourcing team adjusts the number of new apartments to be leased in simultaneously according to our real-time lease-out operating data.

•

Scalability. With modular architecture that is built to be horizontally scalable, our technology systems can be easily expanded as data storage and processing requirements increase to support our centralized management of a large dispersed portfolio of apartments. For example, our third-party servers can be expanded within a few minutes by simply submitting an expansion request. Our data repositories are clustered and our data processing architecture is distributed in several cities in China, which supports efficient expansion. When need arises, we can easily add servers and integrate them into our existing server clusters as either data nodes or processing nodes.

•

Stability. Our technology layers have built-in software and hardware redundancy and will automatically switch if any error is detected. We implement a real-time data backup mechanism to ensure the reliability of our information technology infrastructure. Our system adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. In addition, we have implemented a disaster recovery plan that involves hosting our information technology infrastructure in separate locations in China, including third-party backup data servers for disaster recovery. We believe our information technology infrastructure is highly stable. We have not experienced any major interruption of our information technology infrastructure since inception.

Risk Management

We face various types of risk in our business ranging from broad economic, rental market and interest rate risks, to more specific factors, such as re-leasing of properties and competition for properties, credit risk related to our tenants, and cash management risk where we are required to return the rental prepayment upon termination of a lease, either by tenants or by us due to, for example, tenant default.

We believe that our technology-driven systems and business processes allow us to monitor, manage and ultimately navigate these risks. For example, we seek to reduce the impact of increase in rental cost and shortage in supply by entering into long-term leases with landlords, with an agreed rent control period and a rent increase schedule. This provides us with a stable supply of properties as well as visibility into cost fluctuation.

We cooperate with a number of financial institutions, which provide rental installment loans to our tenants, and we provide guarantee. We may also provide additional credit enhancement in the form of security deposits, usually no more than 5% of the total outstanding loan balance with the relevant financial institutions with respect to our tenants’ repayment of the loans. We seek to prevent and minimize the risk of tenant default through our robust, standardized tenant screening process (which includes credit checks, evaluations of household income and criminal background checks), and technology, including the installation of smart digital locks on each of our apartment and bedroom doors to deny apartment and bedroom access if a tenant defaults on payment after sufficient warning, and our efficient sales management system to reduce the turnaround time to rent out a vacated apartment. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease.”

We encourage tenants to prepay rental and have used the prepayments to finance our operation and expansion. To the extent a lease is terminated before the rental period covered by the prepayment, we shall, upon such termination, return the unused prepaid rents, typically in a lump sum, to the tenant, or to our financial intuition partner where the tenant has used the rental installment loan granted by such financial institution to finance his/her rental prepayment. To manage potential liquidity risks arising from such early termination, we have adopted a stringent cash management policy, which involves monitoring the level of outstanding rental installment loan on the one hand, and our expenses and other capital requirements and available sources of financing on the other hand on a monthly basis to determine the maximum scale of rental installment loan for the following month. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances of at least one month’s rental cost to meet our liquidity needs.

Furthermore, we have been exploring alternative sources of financing to reduce our reliance on tenants’ rental prepayments. For example, in August 2018, we started to cooperate with a rental service company owned by a bank to finance apartment renovation under a financing arrangement model. See “Item 4. Information on the Company — B. Business Overview — Our Cooperation with Financial Institutions — Cooperation on Apartment Renovation.” As of September 30, 2019, 24.3% of our apartments were financed under this cooperation. In the meantime, the total outstanding principal amount of rental installment loans decreased from RMB1,108.1 million as of September 30, 2018 to RMB756.7 million (US$105.9 million) as of September 30, 2019. We have also been exploring asset light strategies, including sourcing furnished apartments from landlords to reduce our upfront capital outlay. In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company.

Research and Development

We invest substantial resources in research and product development. Our research and development efforts are focused primarily on improving our technology and developing new systems that are complementary to existing ones including our pricing system and project management system. As of September 30, 2019, we had a research and development team of 101 employees, representing more than 10% of our total employees.

Intellectual Property

Our copyrights, trademarks, trade secrets, domain names and other intellectual properties are important to our business and we devote significant time and resources to their development and protection. We rely on intellectual property laws and confidentiality agreements to protect our intellectual property rights. In addition, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreements with our employees and outside consultants.

As of September 30, 2019, we had 33 copyrights, 31 trademarks and three domain names registered in China, and one patent and five trademarks registered outside China. Our intellectual properties are complementary and indispensable to each other to form the basis of our services and solutions and our operational systems. We intend to file additional intellectual property applications as we continue to innovate through our research and development efforts, and to pursue additional intellectual property protection to the extent we deem it beneficial and cost-effective.

From time to time, we incorporate certain intellectual property licensed from third parties, including under certain open source licenses. Even if any such third-party technology did not continue to be available to us on commercially reasonable terms, we believe that alternative technologies would generally be available as needed. For additional information about our intellectual property and associated risks, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

Competition

China’s long-term apartment rental market is highly competitive. We believe the principal competitive factors in the apartment rental market include:

•	ability to source suitable and sufficient apartments across multiple regions with favorable lease terms, including contract length, rental-free period, rent-in costs, etc.;

•	ability to use big data analysis to establish competitive lease terms with both landlords and tenants;

•	ability to establish sustainable unit economic model;

•	ability to renovate and operate rental apartments in an efficient and cost-effective manner;

•	ability to achieve high standardization and manage a complex supply network;

•	ability to maintain financial flexibility;

•	geographic coverage and customer reach;

•	ability to establish comprehensive IT and internet infrastructure to manage a large and fast-growing portfolio of rental apartments; and

•	brand awareness and customer satisfaction, including the availability and range of value-added services to help foster a sense of community and loyalty among tenants.

In particular, our competitors in sourcing apartments are companies with business similar to us, which may be large participants in the apartment rental market and may have greater resources than we do. These competitors may rent apartments that meet our requirements before we do as they have rapid access to the information of available apartments. In addition, our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of rental apartments. Our primary competitors in renting out rental apartments include other companies with business similar to us and apartment owners who directly rent their apartments to tenants. Our competitors’ apartments may be newer, better located, at more affordable rents, with better incentives, amenities and value-added services and more attractive to tenants than our rental apartments may be. Our competitors may have higher rates of occupancy than we do, better access to tenant information or may have superior access to capital and other resources, which may result in our competitors more easily locating tenants and leasing available apartments at lower rental rates than we might offer at our rental apartments. Moreover, some competing housing options may qualify for government subsidies that may make such options more accessible and therefore more attractive than our rental apartments. However, we believe that our concentration on and experience in the apartment rental business, and our advanced system, and technology utilized in our apartment sourcing, renovation, operation and maintenance, provide us with competitive advantages.

Insurance

In line with general market practice, we do not maintain any business interruption insurance, which is not typical in our industry or mandatory under PRC laws. We do not maintain key-man life insurance or insurance policies covering damages to our IT infrastructure or information technology systems. We also do not maintain insurance policies against risks relating to the contractual arrangements. We do not maintain insurance policies for landlords, tenants or contractors.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance, childbirth insurance, work-related injury insurance, employment injury insurance, maternity insurance, and unemployment insurance.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Seasonality

Please refer to Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Factors Affecting Our Results of Operations — General Factors Affecting Our Results of Operations — Seasonality.

Regulations

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, rules and regulations relevant to our business and operations in the PRC.

Regulations Relating to Foreign Investment

Companies established and operating in the PRC shall be subject to the Company Law of the PRC, or the PRC Company Law, which was promulgated on December 29, 1993 and newly amended on December 28, 2013 and October 26, 2018. The PRC Company Law provides general regulations for companies set up and operating in the PRC, including foreign-invested companies. Unless otherwise provided in the PRC foreign investment laws, the provisions in the PRC Company Law shall prevail.

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the Negative List, the latest version of which was promulgated by the NDRC and the PRC Ministry of Commerce, or the MOFCOM on June 30, 2019 and became effective as of July 30, 2019 and Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, the latest version of which was promulgated by the NDRC and the MOFCOM on June 30, 2019 and became effective as of July 30, 2019. The Negative List and the Encouraging Catalogue jointly categorize the industries into three categories: encouraged industries, restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable PRC regulations. The Negative List expands the scope of permitted industries by reducing the number of industries that fall within the previous negative list where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists.

The Foreign Investment Law became effective on January 1, 2020 and has replaced the trio of three previous laws regulating foreign investment in China, or the Three FIE Laws, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, as the legal foundation for foreign investment in the PRC. Generally speaking, the PRC Company Law or the PRC Partnership Law shall apply with respect to an FIE’s organization. This is aimed to put an end to any discrepancy between the Three FIE Laws and the Company Law.

The Foreign Investment Law mainly stipulates four forms of foreign investors, which includes: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within PRC; and (d) foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council. Compared with the Three FIE Laws, the Foreign Investment Law is profoundly different in the following aspects:

•

Application of a pre-establishment national treatment. According to the Foreign Investment Law, the PRC governments shall govern foreign investment according to the system of pre-establishment national treatment, which requires treatment given to foreign investors and their investments during the market access stage shall not be inferior to treatment afforded to PRC domestic investors and their investment except where a foreign investment falls into the orbit of the Negative List.

•

Application of an updated Investment Management. Pursuant to the Foreign Investment Law, the State shall establish a foreign investment information report system. Foreign investors or FIEs shall submit investment information to the competent department for commerce through the enterprise registration system and the enterprise credit information publicity system. The content and scope of information subject to the reporting obligations shall be determined under the principle of necessity. In addition, the State shall establish a security review system for foreign investment, under which a security review shall be conducted for any foreign investment affecting or having the possibility to affect the state security.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their policy commitments to the foreign investors and perform all contracts entered into in accordance with the law; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; foreign investors’ funds are allowed to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment; and providing an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

On December 12, 2019, the State Council promulgated the Implementation Regulations of Foreign Investment Law, or the Implementation Regulations, which simultaneously came into force with the Foreign Investment Law from January 1, 2020. The Implementation Regulations provides specific operation rules for the principles of investment protection, investment promotion and investment management in the Foreign Investment Law.

Regulations Relating to Foreign Investment in the Value-Added Telecommunication Services

The Telecommunications Regulations of the People’s Republic of China, which was promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, categorizes all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. Further, according to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and last mended by the MIIT on December 28, 2015, information services provided via fixed network, mobile network and Internet fall within value-added telecommunication services.

The State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as last amended on February 6, 2016, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These administrative rules require a foreign-invested value-added telecommunications enterprises in mainland China to be established as Sino-foreign joint ventures, which the foreign investors may acquire up to 50% of the equity interest of such enterprise.

In July 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the FITE Regulations. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises are prohibited from renting, transferring or selling a telecommunications license to foreign investors in any form, and from providing any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China.

Regulations Relating to Residential Tenancy

The laws and regulations governing residential tenancy in China are still developing and evolving. Most of them are in the form of government opinions, rules or circulars issued by different government agencies at the national or local level rather than detailed legislations. These government opinions, rules or circulars are aimed at encouraging, facilitating and guiding the development of residential tenancy market. The following provides a summary.

On January 6, 2015, the Ministry of Housing and Urban-rural Construction, or MOHURD, released Guidelines on the cultivation and development of residential tenancy market, which encourage the establishment of residential tenancy organizations. Residential tenancy organizations are encouraged to purchase or lease homes for long-term, and re-decorate the homes before renting out to the public.

Furthermore, on May 17, 2016, the State Council released Several Opinions of the General Office of the State Council on Accelerating the Cultivation and Development of the Home-Rental Market, which set forth the following principles:

•

Transformation on properties for rental is allowed. Commercial properties are allowed to be transformed to rental homes with land use duration and plot ratio unchanged, the purpose of land use shall be adjusted from commercial to residential, and after the adjustment, the prices of utilities like water, electricity, and gas shall follow residential standards. Transformation on residential properties for rental according to the national and local housing design standards is allowed, and the transformation shall not alter existing fire-proof compartmentation, emergency evacuation or fire separation facilities so as to ensure the intactness and validation of fire protection facilities.

•

Preferential policies encouraging individuals to rent out homes shall be implemented and individuals shall be encouraged to rent out their proprietary properties in accordance with the laws. Leasing of residential properties by individuals shall be regulated. Individuals are encouraged to entrust their homes to home-rental enterprises or intermediary agencies for rental.

•

Local governments shall adopt preferential policies and measures to support leasing of residential properties by individuals, and guide urban residents to resolving housing issues through residential tenancy. Laws and regulations on residential tenancy shall clearly define the rights and obligations of the parties in residential tenancy, regulate market conducts, and stabilize landlord-tenant relationship. Exemplary residential lease texts and online execution of contract shall be implemented, and the residential lease registration and recordation system shall be implemented.

•

Provincial-level governments shall strengthen the administration of home rental market within their respective administrative regions. Municipal governments shall take the general charge of the administration of the home-rental market within their respective administrative regions, establish a regulatory system with the cooperation of multiple departments. Local governments shall establish a residential tenancy information service and regulatory system to promote information sharing between government agencies.

•

Local housing authorities shall be responsible for the administration and coordination of the home-rental market, strengthen the administration of residential tenancy market in coordination with relevant departments, improve the credit administration system of residential tenancy enterprises, intermediary agencies and professionals, and keep credit records of relevant market participants which shall be incorporated into the national credit information sharing platform for the regulation and punishment of market participants with serious loss of credit. The public security authorities shall strengthen the public security administration of rented properties, residential tenancy and the residence registration in rental homes residential tenancy, urge and guide neighborhood committees, villagers committees, property service enterprises and other administration entities in screening for potential safety risks. All related government agencies shall, according to their powers, duties and division of work, investigate and prosecute the engagement in illegal activities in rented homes.

On May 19, 2017, the MOHURD published for public discussion the Measures on Management of Residential Tenancy and Home Sales (Discussion Draft), the deadline of receiving comments of which was June 19, 2017 and as of the date hereof, the MOHURD has not yet promulgated and made public any further rules, regulations, notices or circulars in this regard. However, it reflects, to certain extent, the regulatory thinking with regard to residential tenancy as follows:

•

Landlords shall ensure the safety and basic function of rented homes. Residential tenancy enterprises shall screen the identity of tenants and keep a truthful record thereof. Landlords shall not evict the tenants through violence, threats, or other coercive methods to repossess the properties.

•

Landlords shall ensure that each room in the rented homes conforms to certain standards regarding maximum of tenants and minimum floor space in a single room. Such standards shall be promulgated by local authorities. Non-residence space such as kitchens, bathrooms, balconies and basement storage space shall not be rented for residential purpose.

•	Leases shall contain a duration clause. Duly executed leases that last over three years are encouraged and shall receive support by local governments.

•	Landlords and tenants shall register signed leases at the local housing authorities within 15 days after the execution of the leases.

•

Residential tenancy enterprises shall, within 30 days of its establishment, report to local housing authorities. Housing authorities shall publish information of residential tenancy enterprises in a timely manner and inspect residential tenancy enterprises.

On July 18, 2017, the MOHURD, the National Development and Reform Commission, or the NDRC, and the Ministry of Public Security, or the MPS, jointly released Notice of Accelerating the Development of Residential Tenancy Industry in Large to Medium Sized Cities with Positive Population Influx, which states the following:

•	Institutionalized residential tenancy enterprises are encouraged. Home developers, realtors and property management enterprises are encouraged to expand its business into residential tenancy industry.

•

Housing authorities shall establish an online lease recordation system. Housing authorities shall also regulate and supervise the rental process in the residential tenancy industry including ensuring the truthfulness of residential tenancy advertisements and standardizing the residential tenancy process.

•

To increase the supply of rental homes, local governments are encouraged to provide new land zoned for residential tenancy properties. Financial institutions are encouraged to extend more loans to residential tenancy enterprises with controllable risks and sustainable business operation.

•	Different departments in local governments shall jointly enforce laws and regulations regarding residential tenancy and maintain the order of the residential tenancy market.

Since 2017, local governments of major cities in the PRC, including but not limited to Shanghai, Beijing, Hangzhou, Suzhou, Wuhan, Nanjing have promulgated notices regarding the measures to implement policies released by the state council and Ministry of Housing and Urban-rural Construction, which mainly include (i) tax and financial support to residential tenancy industry; (ii) improvement of local rules on residential tenancy; (iii) standards regarding maximum tenants and minimum floor space in a single rented room. To further illustrate this point, we summarize the standards regarding maximum tenants and minimum floor space in a single rented room adopted by the local governments in Beijing, Shanghai, Hangzhou, Suzhou, Wuhan and Nanjing as below:

•

Beijing: non-residence space such as kitchens, bathrooms, balconies and basement storage space is not allowed to be rented for residential purpose; a room is not allowed to be divided into smaller sections for rental; the minimum rented floor space per capita is five square meters; a single rented room is not allowed to accommodate more than two persons. Only a room designed for residential purpose, including a living room, can be leased as a unit for rental and such room cannot be segmented into more rooms for rental.

•

Shanghai: residential tenancy are banned if: (i) a single room is divided into smaller sections for rental; (ii) non-residence space such as kitchens, bathrooms, balconies and basement storage space is rented for residential purpose; (iii) rented floor space per capita is below five square meters; or (iv) a single rented room accommodates more than two persons. Living rooms are allowed to be rented only if the floor space exceeds 12 square meters.

•

Hangzhou: non-residence space such as dining rooms, kitchens, bathrooms, balconies, corridors, storage room and basement storage space is not allowed to be rented for residential purpose; a single room is not allowed to be divided into smaller sections for rental; living rooms are allowed to be rented for residence purpose; the minimum rented floor space per capita is four square meters.

•

Suzhou: non-residence space such as kitchens, bathrooms, balconies, garage and basement storage space is not allowed to be rented for residential purpose; a single room is not allowed to be divided into smaller sections for rental; living rooms with floor space over 12 square meters are allowed to be rented for residence purpose; the minimum rented floor space per capita is four square meters; a single rented room is not allowed to accommodate more than two persons.

•

Wuhan: non-residence space such as dining rooms, kitchens, bathrooms, balconies, corridors, storage room and basement storage space is not allowed to be rented for residential purpose; a single room is not allowed to be divided into smaller sections for rental; living rooms with floor space over 12 square meters are allowed to be rented for residence purpose; the minimum rented floor space per capita is five square meters; a single rented room is not allowed to accommodate more than two persons.

•

Nanjing: non-residence space such as kitchens, bathrooms, balconies, garage and basement storage space is not allowed to be rented for residential purpose; a room is not allowed to be divided into smaller sections for rental; the minimum rented floor space per capita is 15 square meters; a single rented room is not allowed to accommodate more than two persons.

On December 13, 2019, the MOHURD, NDRC, MPS, State Administration for Market Regulation, or the SAMR, China Banking and Insurance Regulatory Commission, or the CBIRC, and Cyberspace Administration of China promulgated Opinions on Rectification and Normalization of Home-rental Market, which states, among others:

•

Rental loans shall be released by banks at same intervals as the payment of rent by tenants. Banks shall screen tenants applying for rental loans regarding their ability to repay loans and avoid the formation of cash pool by home-rental enterprises. Home-rental enterprises shall not require or solicit tenant to apply for rental loan by concealment, fraud, coercion or by offering discounts in rent.

•	For home rental enterprises, the aggregate amount of rental loans shall not exceed 30% of their total rental income. Any non-compliance in this regard shall be rectified by the end of 2022.

Regulations Relating to Leasing

In March 1999, the National People’s Congress, or the NPC, passed the PRC Contract Law, of which Chapter 13 governs lease contracts. According to the PRC Contract Law, subject to the consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the leased item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the leased item without the consent of the lessor.

Under the Law on Urban Real Estate Administration promulgated by the Standing Committee of National People’s Congress, or the SCNPC, which took effect in January 1995 and amended in August 2009 and the Administrative Measures for Commodity House Leasing promulgated by the Ministry of Housing and Urban-rural Construction, which took effect in February 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract prescribing such provisions as the leasing terms, use of the premises, rental price, rental payment and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to file the lease contract with the local real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the recordation procedure in the prescribed period, both lessor and lessee may be subject to administrative penalties, and the leasing interest therein will be subordinated to third parties’ rights.

Furthermore, according to the Law on Urban Real Estate Administration, the leasing of residential premises shall correspond with the rules and policies stipulated by the people’s government of the State and the region where these residential premises are located.

In Shanghai, since January 2015, several qualified institutions have been encouraged to engage in the long-term lease and sublease of the vacant premises or accept commission from the owners or other holders to lease their properties. Each of these institutions shall be registered as an independent enterprise legal entity and be approved to conduct “real estate agency” business.

Regulations Relating to Decoration Projects

Under the Law on Construction promulgated by the SCNPC, which took effect in November 1997 and amended in July 2011 and the Regulations on the Quality Management of Construction Projects, or the Construction Projects Regulations, which took effect in January 2000 and amended in October 2017, in the case of a decoration project involving a change of the main structure or load-bearing structure of a building, the owner of this project shall be obliged to acquire the design scheme from the original design entity or another design entity with the corresponding qualification grade prior to its implementation and operation. If the decoration project is carried out without the qualified design scheme, the owner may be required to amend this and subject to administrative fines. Pursuant to the Construction Projects Regulations, where the owner of a construction project, commits any of the following acts, it shall be ordered to make corrections, and shall be imposed a fine of not less than 2% but not more than 4% of the contractual project price; if any losses have been caused, it shall be liable for making compensation including (i) arbitrarily delivering the project for use before organizing the acceptance inspection, (ii) arbitrarily delivering the project for use in the event that the project has not passed the acceptance inspection, or (iii) inspecting and accepting a substandard construction project as one which is up to standards. With a view to controlling the air contamination and hazards in an indoor space, in 2002 the State Environmental Protection Administration issued the Indoor Air Quality Standards (GB/T18883-2002), which was generally applicable to residential and office building as well as other similar indoor environment. Subsequently, in 2013 the MOHURD promulgated the Standard for Indoor Environmental Pollution Control of Civil Building Engineering (GB50325-2010) to further stipulate the standards for preventing the indoor environmental hazards generated by construction materials and decorative building materials used for a civil building engineering, inter alia, radon, methanol, aminobenzene, toluene and xylene and total volatile organic compounds. To sum up, the rental apartments we are operating shall be up to the air quality and environmental protection standards as listed above before they are rented out to the tenants, otherwise we may be subject to civil liabilities or administrative fines for our failure in compliance with all the environmental laws or regulations or technical standards relating to renovation of our rental apartments.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was further amended on August 27, 2009 and October 25, 2013. Under the Consumer Protection Law, any business operator providing a commodity or service to a consumer is subject to certain mandatory requirements, including the following:

•	to ensure that commodities and services up to certain safety requirements;

•	to protect the safety of consumers;

•	to disclose serious defects of a commodity or a service and to adopt preventive measures against occurrence of damage;

•	to provide consumers with accurate information and to refrain from conducting false advertising;

•

to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;

•

not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;

•

to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and

•	not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators in China may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering apology and compensation for any loss thus incurred to the consumer. The following penalties may also be imposed by relevant governmental agencies upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

In December 2003, the Supreme People’s Court in China enacted the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, which further enhances the liabilities of business operators engaged in the operation of accommodation, restaurants, or entertainment facilities and subjects such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.

Regulations relating to Information Security and Censorship

Internet content in China is also strictly regulated and restricted from a state security standpoint. Pursuant to the Decision Regarding the Protection of Internet Security enacted by the SCNPC on December 28, 2000, which was amended on August 27, 2009, any attempt to undertake the following actions may be subject to criminal punishment in China:

•	gaining improper entry into a computer or system of national strategic importance;

•	disseminating politically disruptive information;

•	leaking government secrets;

•	spreading false commercial information; or

•	infringing intellectual property rights.

The MPS has also promulgated a series of measures that prohibit the use of the internet in ways that, among other things, result in the leakage of government secrets or the spread of socially destabilizing content. The MPS and its local counterparts have supervision and inspection powers in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an internet information service provider violates these measures, the PRC government may revoke its license and shut down its website. In 1997, the MPS issued the Administration Measures on the Security Protection of Computer Information Network with International Connections, which was amended by the State Council on January 8, 2011 and prohibited using internet in ways which, among others, resulted in a leakage of state secrets or spreading of socially destabilizing content.

Moreover, on December 7, 2016, the SCNPC promulgated the Cyber Security Law of the People’s Republic of China, which became effective on June 1, 2017, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in contravention of the laws or agreements between both parties.

Regulations relating to Protection of User Identity and Information

The security and confidentiality of information on the identity of internet users are also highly regulated in China. The Internet Information Service Administrative Measures promulgated by the State Council requires internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the MPS promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Moreover, the Rules for Regulating the Market Order of Internet Content Services, which was promulgated in December 2011, further enhances the protection of internet users’ personal information by prohibiting internet information service providers from unauthorized collection, disclosure or use of personal information of their users.

In December 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, promulgated the Provisions for the Protection of Telecommunication and Internet User Personal Information, or the Provisions for the Protection of Person Information. According to the Provisions for the Protection of Person Information, under which Internet information service providers are subject to strict requirements to protect personal information of internet users, including: if a network service provider wishes to collect or use personal information, such personal information collected shall be used only in connection with the services to be provided by Internet information service providers to such users and shall be kept in strict confidence. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. Pursuant to the Provisions for the Protection of Person Information, in broad terms, that violators may face warnings, fines, public exposure and, in the most severe cases, criminal liability.

Regulations relating to Mobile Internet Applications Information Services

In China a mobile internet application is governed by the Provisions on the Administration of Mobile Internet Application Information Services, or the Provisions on Administration of Application, as promulgated by the Cyberspace Administration of PRC on June 28, 2016 and became effective on August 1, 2016.

Pursuant to the Provisions on Administration of Application, application information service providers shall obtain the relevant qualifications as required by laws and regulations, strictly implement their information security management responsibilities, and carry out the duties including to establish and complete user information security protection mechanism, to establish and complete information content inspection and management mechanisms, to protect users’ right to know the right to choose in the process of usage, and to record users’ daily information and preserve it for sixty (60) days.

Regulation Relating to Intellectual Property

The Copyright Law

PRC has enacted various laws and regulations relating to the protection of copyright. PRC is a signatory to some major international conventions on protection of copyright and became a member of the Berne Convention for the Protection of Literary and Artistic Works in October 1992, the Universal Copyright Convention in October 1992, and the Agreement on Trade-Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

The Copyright Law of the PRC (2010 Revision), or the Copyright Law, which was promulgated on September 7, 1990 and subsequently amended on October 27, 2001 and February 26, 2010 and the Implementation Regulation of the Trademark Law of the PRC promulgated by the State Council on August 2, 2002 and further amended on January 8, 2011 and January 30, 2013 provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the Copyright Law aims to encourage the creation and dissemination of works which is beneficial for the construction of socialist spiritual civilization and material civilization and promotes the development and prosperity of Chinese culture.

Pursuant to the Computer Software Protection Regulations, as promulgated by the State Council on December 20, 2001, and most recently amended on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on the software they develop, regardless of whether the software has been released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Regulations for Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

The Trademark Law

Trademarks are protected by the Trademark Law of the People’ Republic of China (2013 Revision) which was promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013 respectively as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 and further amended on April 29, 2014. In China, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certification trademarks.

The Trademark Office under the SAMR, handles trademark registrations and grants a term of ten years to registered trademarks. Trademarks are renewable every ten years where a registered trademark needs to be used after the expiration of its validity term. A registration renewal application shall be filed within 12 months prior to the expiration of the term. A trademark registrant may license its registered trademark to another party by entering into a trademark license contract. Trademark license agreements must be filed with the Trademark Office to be recorded. The licensor shall supervise the quality of the commodities on which the trademark is used, and the licensee shall guarantee the quality of such commodities. As with trademarks, the PRC Trademark Law has adopted a “first come, first file” principle with respect to trademark registration. Where the trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

The Patent Law

According to the Patent Law of the People’s Republic of China (2008 Revision) promulgated by the SCNPC, and its Implementation Rules (2010 Revision) promulgated by the State Council, the State Intellectual Property Office of the PRC is responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law of the PRC and its implementation rules provide for three types of patents, “invention”, “utility model” and “design”. Invention patents are valid for twenty years, while design patents and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Domain Names

On May 29, 2012, the China Internet Network Information Center, or the CNNIC issued the Implementing of the Rules for China Internet Network Information Center Domain Name Registration (2012 Revision), setting forth detailed rules for registration of domain names. The MIIT promulgated the Administrative Measures on Internet Domain Name, or the Domain Name Measures on August 24, 2017, which became effective on November 1, 2017. According to the Domain Name Measures, domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC Internet domain names. The domain name services follow a “first come, first file” principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Regulations Relating to Foreign Exchange

General Administration of Foreign Exchange

Foreign currency exchange in China is primarily governed by the Foreign Exchange Control Regulations of the PRC, or the Foreign Exchange Administration Rules, promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008, and various regulations issued by the State Administration of Foreign Exchange, or the SAFE and other relevant PRC government authorities. Under the Foreign Exchange Administration Rules, the RMB is freely convertible into other currencies for routine current account items, including distribution of dividends, payment of interest, trade and service-related foreign exchange transactions. The conversion of RMB into other currencies for most capital account items, such as direct equity investment, overseas loan, and repatriation of investment, however, is still regulated. Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies may repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaging in settlement and sale of foreign exchange pursuant to relevant rules and regulations of the State. For foreign exchange proceeds under the capital accounts, approval from the SAFE is required for its retention or sale to a financial institution engaging in settlement and sale of foreign exchange, except where such approval is not required under the relevant rules and regulations of the PRC.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Notice No. 59, as promulgated by SAFE on November 19, 2012 and further amended on May 4, 2015 and October 10, 2018, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment, for domestic transfer of the foreign exchange under direct investment. SAFE Notice No. 59 also simplified the capital verification and confirmation formalities for foreign invested entities and the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire the equities of a Chinese party, and further improve the administration on exchange settlement of foreign exchange capital of foreign invested entities.

On February 13, 2015, SAFE promulgated the Notice on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective June 1, 2015, which canceled the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, it simplified the procedure of registration of foreign exchange and investors shall register with banks for direct domestic investment and direct overseas investment.

The Notice of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Notice No. 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to the SAFE Notice No. 19, a foreign-invested enterprise may, in response to its actual business needs, settles with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange bureau (bank) at the place of registration.

The Notice of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Notice No. 16, was promulgated and became effective on June 9, 2016. According to the SAFE Notice No. 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into RMB on self-discretionary basis. The SAFE Notice No. 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC. The SAFE Notice No. 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investment in securities or other investment with the exception of bank financial products that can guarantee the principal within PRC unless otherwise specifically provided. Besides, the converted RMB shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprises.

On January 26, 2017, SAFE promulgated the Notice on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or the SAFE Notice No. 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall cover losses in the previous years prior to remittance of profits. Moreover, pursuant to the SAFE Notice No. 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Offshore Financing

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which became effective on the same date, and Circular 37 shall prevail over any other inconsistency between itself and relevant regulations promulgated earlier. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle”. Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefit. A registered special purpose vehicle is required to amend its SAFE registration or file with respect to such vehicle in connection with any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local SAFE branch before exercising such options. The SAFE simultaneously issued a series of guidance to its local branches with respect to the implementation of Circular 37. Under Circular 37, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations.

On February 15, 2012, SAFE issued the Notice of the State Administration of Foreign Exchange on Issues concerning the Foreign Exchange Administration of Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or the Circular 7, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Circular 7, a PRC entity’s directors, supervisors, senior management officers, other staff or individuals who have an employment or labor relationship with a Chinese entity and are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent which could be a PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Such PRC resident participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. The PRC agent shall, among other things, file on behalf of such PRC resident participants an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participants hold. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material aspects. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC resident employees who have been granted stock options or other share-based incentives of our company are subject to the Circular 7 as our company is an overseas listed company. If we or our PRC resident participants fail to comply with these regulations in the future, we and/or our PRC resident participants may be subject to fines and legal sanctions.

Regulations relating to Tax

Enterprise Income Tax

On March 16, 2007, the NPC promulgated the Law of the PRC on Enterprise Income Tax which was amended on February 24, 2017 and December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC. Enterprises that are recognized as high and new technology enterprises in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises are entitled to enjoy the preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate of high and new technology enterprise. The enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT on April 22, 2009 and amended on January 29, 2014 sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC.

Value Added Tax

The Provisional Regulations of the PRC on Value-added Tax (2017 Revision) were promulgated by the State Council on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (2011 Revision) were promulgated by the Ministry of Finance and the SAT on December 15, 2008, which were subsequently amended on October 28, 2011 and came into effect on November 1, 2011, or collectively, the VAT Law. According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For general VAT taxpayers selling services or intangible assets other than those specifically listed in the VAT Law, the value-added tax rate is 6%.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors who do not have an establishment or place of business in the PRC, or which have such establishment or place of business, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

In addition, the EIT Law provides that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises”, and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and the jurisdictions in which the non-PRC shareholders reside. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Tax on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise has satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or Notice No. 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grants tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include (i) the Company Law, promulgated by the SCNPC on December 29, 1993, and as amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, respectively, (ii) the Foreign-invested Enterprise Law, promulgated by the SCNPC on April 12, 1986, and as amended on October 31, 2000 and September 3, 2016, respectively, and (iii) the Implementation Rules of the Foreign-invested Enterprise Law approved by the State Council on October 28, 1990, and as amended on April 12, 2001, and February 19, 2014, respectively.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A Chinese company (including the foreign-invested enterprise) is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Merger and Acquisition and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce, or the SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, as amended on June 22, 2009, purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise.

Regulation relating to Employment and Social Welfare

Labor Protection

The main PRC employment laws and regulations include the Labor Law of the PRC, as revised on December 29, 2018, the Labor Contract Law of the PRC, or the Labor Contract Law and the Implementing Regulations of the Employment Contract Law of the PRC.

The Labor Contract Law was promulgated on June 29, 2007, revised on December 28, 2012, and came into force on July 1, 2013. This law governs the establishment of employment relationships between employers and employees, and the execution, performance, termination of, and the amendment to, employment contracts. The Labor Contract Law is primarily aimed at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers. Enterprises and institutions are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with national regulations. In addition, labor wages shall not be lower than local standards on minimum wages and shall be paid to laborers in a timely manner. In addition, according to the Labor Contract Law: (i) employees must adhere to regulations in the labor contracts concerning commercial confidentiality and non-competition; (ii) employees may terminate their employment contracts with their employers if their employers fail to make social insurance contributions in accordance with the law; and (iii) enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate laborers in labor safety and sanitation in the PRC.

The Labor Contract Law imposes more stringent requirements on labor dispatch. According to the Labor Contract Law, (i) it is strongly emphasized that dispatched contract workers shall be entitled to equal pay for equal work as an employee of an employer; (ii) dispatched contract workers may only be engaged to perform temporary, auxiliary or substitute works; and (iii) an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees and the specific percentage shall be prescribed by the Ministry of Human Resources and Social Security. Under the law, “temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute work” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or other reasons. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers); and (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Interim Provisions on Labor Dispatch became effective, the employer must formulate a plan to reduce the number of its dispatched contract workers to comply with the aforesaid cap requirement prior to March 1, 2016. In addition, such plan shall be filed with the local administrative authority of human resources and social security. Nevertheless, the Interim Provisions on Labor Dispatch do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012 and such labor contracts and dispatch agreements may continue to be performed until their respective dates of expiration. The employer may also not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees. In case of violation, the labor administrative department shall order rectification within a specified period of time; if the situation is not rectified within the specified period, a fine from RMB5,000 to RMB10,000 for each person shall be imposed, and the staffing company’s business license shall be revoked. If a placed worker suffers any harm or loss caused by the receiving entity, the staffing company and the receiving entity shall be jointly and severally liable for damages.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and revised on December 29, 2018, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit.

In accordance with the Regulations on the Management of Housing Funds which was promulgated by the State Council in 1999 and amended in 2002, enterprises must register at the competent managing center for housing funds and upon the examination by such managing centers of housing funds, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner, and any employer that fails to open such bank account or contribute any housing funds may be fined and ordered to make up within a prescribed time limit.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and our principal variable interest entities and their principal subsidiaries.

(1)	Guangjie Jin, Xiamen Siyuan Investment Co., Ltd. and Bing Xiao are beneficial owners of the shares of Q&K E-Commerce, who hold 74.5%, 15.0% and 10.5% equity interests in Q&K E-Commerce, respectively.
(2)	The remaining minority interests are ultimately owned by Mr. Guangjie Jin.
(3)	The remaining minority interests are owned by third parties.

We conduct substantially all our operations in Shanghai, Suzhou, Hangzhou, Nanjing, Wuhan, Beijing and Jiaxing through 11 subsidiaries and other consolidated entities incorporated in the respective cities and provinces. Among others:

•

Shanghai Qingke Public Rental Housing Leasing Management Co., Ltd. and its subsidiary primarily focus on the apartment renovation and the procurement of furniture, appliances and other equipment in relation to our apartment rental service.

•	Shanghai Qingke Trade Co., Ltd. primarily focuses on the operation of Qingke Select.

•	Shanghai Qingke Creative Industry Supporting Property Management Co., Ltd and its subsidiary primarily focus on sourcing apartment units in Shanghai.

Contractual Arrangements with the VIE and its Shareholders

Agreements that Provide Us with Effective Control over the VIE

Equity Pledge Agreement

Q&K Investment Consulting, Q&K E-Commerce, and the shareholders of Q&K E-Commerce entered into an equity pledge agreement on April 21, 2015. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with PRC Property Rights Law on April 30, 2015. Pursuant to the equity pledge agreement and upon the completion of the equity pledge registration, each shareholder of Q&K E-Commerce has pledged all of its equity interest in Q&K E-Commerce to Q&K Investment Consulting to guarantee the performance by such shareholder and Q&K E-Commerce of their respective obligations under the exclusive technology service agreement, shareholder voting proxy agreements, powers of attorney and exclusive option agreement as well as their respective liabilities arising from any breach. If Q&K E-Commerce or any of its shareholders breaches any obligations under these agreements, Q&K Investment Consulting, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Q&K E-Commerce agrees that before its obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in any change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Q&K Investment Consulting. The equity pledge agreement will remain effective until Q&K E-Commerce and its shareholders discharge all their obligations under the contractual arrangements.

Shareholder Voting Proxy Agreement

Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce entered into a shareholder voting proxy agreement on April 21, 2015. Pursuant to the voting proxy agreement, each shareholder of Q&K E-Commerce irrevocably authorizes any person(s) designated by Q&K Investment Consulting to act as his or her attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Q&K E-Commerce, such as the right to appoint or remove directors, supervisors and officers, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The shareholder voting proxy agreement will remain in force unless Q&K Investment Consulting gives out any instruction in writing or otherwise.

Spousal Consent Letter

The spouse of Bing Xiao signed a spousal consent letter on April 14, 2015. Bing Xiao holds 10.47% equity interest in Q&K E-Commerce. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed, that she was aware of the disposal of Q&K E-Commerce shares held by Bing Xiao in the abovementioned exclusive option agreement, equity pledge agreement, shareholder voting proxy agreement and power of attorney. The signing spouse confirmed not having any interest in the Q&K E-Commerce shares and committed not to impose any adverse assertions upon those shares. The signing spouse further confirmed that her consent and approval are not needed for any amendment or termination of the abovementioned agreements and committed that she shall take all necessary measures needed for the performance of those agreements.

Agreement that Allows Us to Receive Economic Benefits from the VIE

Exclusive Technology Service Agreement

Q&K Investment Consulting and Q&K E-Commerce entered into an exclusive technology service agreement on April 21, 2015. Pursuant to this agreement, Q&K Investment Consulting or its designated party has the exclusive right to provide Q&K E-Commerce with consulting, software and technology services. Without Q&K Investment Consulting’s prior written consent, Q&K E-Commerce shall not accept any technical support and services covered by this agreement from any third party. Q&K E-Commerce agrees to pay service fees equivalent to no less than 100% of its annual net profit. Q&K E-Commerce also agrees to pay service fees for any specific technology service and consultation service rendered by Q&K Investment Consulting at Q&K E-Commerce’s request from time to time. Q&K Investment Consulting owns the intellectual property rights arising out of the provisions of services under this agreement. Unless terminated mutually, this agreement will remain effective for twenty years. This agreement will be automatically renewed for another ten years, unless there is any written objection rendered 30 days prior to its expiry.

Agreement that Provides Us with the Option to Purchase the Equity Interest and Assets in the VIE

Exclusive Option Agreement

Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce entered into an exclusive option agreement in 2015. Pursuant to the exclusive option agreement, Q&K E-Commerce and its shareholders have irrevocably granted Q&K Investment Consulting or any third party designated by Q&K Investment Consulting an exclusive option to purchase all or part of their respective equity interests in Q&K E-Commerce. The purchase price shall be the lower of (i) the amount that the shareholders contributed to Q&K E-Commerce as registered capital for the equity interests to be purchased, or (ii) the lowest price permitted by applicable PRC law. The shareholders of Q&K E-Commerce irrevocably agree that if such price is lower than what is allowed by PRC law, the purchase price should be equal to the lowest price allowed by PRC law. Q&K E-Commerce or its shareholders will repay Q&K Investment Consulting or any third party designated by Q&K Investment Consulting the purchase price within ten business days after Q&K E-Commerce or its shareholders receives such purchase price. In addition, Q&K E-Commerce granted Q&K Investment Consulting an exclusive option to purchase, or have its designated entity or person, to purchase, at its discretion, to the extent permitted under PRC law, all or part of Q&K E-Commerce’s assets at the net book value of the transferred assets, or the lowest price permitted by applicable PRC law if the latter is higher than the relevant net book value.

Q&K Investment Consulting may transfer any of its right or obligations under this agreement to a third party after notifying Q&K E-Commerce and its shareholders. Without Q&K Investment Consulting’s prior written consent, the shareholders of Q&K E-Commerce shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Q&K E-Commerce also undertake that they will not transfer, pledge, or otherwise dispose of their equity interests in Q&K E-Commerce to any third party or create or allow any encumbrance on their equity interests. This agreement will remain effective until Q&K Investment Consulting or any third party designated by Q&K Investment Consulting has acquired all equity interest of Q&K E-Commerce from its shareholders.

In the opinion of JunHe LLP, our PRC legal counsel:

•	the ownership structures of Q&K Investment Consulting and Q&K E-Commerce, both currently and immediately are not in any violation of applicable PRC laws or regulations currently in effect; and

•

the contractual arrangements among Q&K Investment Consulting, Q&K E-Commerce, the shareholders of Q&K E-Commerce governed by PRC law are valid, binding and enforceable, and are not in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of Q&K E-Commerce do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us” for more details.

D. Property, Plants and Equipment

Our principal executive office is located in Shanghai, China, where we own the office space with an aggregate floor area of approximately 585.7 square meters as September 30, 2019. As of September 30, 2019, we leased approximately an aggregate of 22,233.3 square meters of office space in Shanghai, Hangzhou, Suzhou (including Kunshan), Nanjing, Wuhan and Beijing.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Statements” in this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a leading technology-driven long-term apartment rental platform in China, offering young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitating a variety of value-added services. We are one of the pioneers in providing branded rental apartments in China. Under our dispersed lease-and-operate model, we lease apartments from landlords and transform these apartments, mostly from bare-bones condition, into standardized furnished rooms to lease to people seeking affordable residence in cities, following an efficient, technology-driven business process.

We cooperate with third parties, including professional home service providers, e-commerce companies and other service providers to facilitate a wide array of value-added services for our tenants. Revenue from value-added services and others as a percentage of our net revenues increased from 2.6% in FY 2017 to 10.4% in FY 2018, and further to 11.7% in FY 2019.

We also cooperate with financial institutions to facilitate rental installment loans for our tenants in need. As of September 30, 2019, we cooperated with 11 financial institutions to finance rental installment loans, and the rental payment of 65.4% of our occupied rental units had been financed by these rental installment loans.

We have achieved growth as a result of our efficient and scalable business model. Our net revenues increased by 70.3% from RMB522.7 million in FY 2017 to RMB889.9 million in FY 2018, and further increased by 38.6% to RMB1,233.8 million (US$172.6 million) in FY 2019. In FY 2017, FY 2018 and FY 2019, our net loss was RMB245.4 million, RMB499.9 million and RMB498.3 million (US$69.7 million), respectively. Our average month-end occupancy rates was 92.6% and 93.4% in FY 2018 and FY 2019, respectively.

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our results of operations are subject to general economic conditions and conditions affecting China’s real estate industry, in particular the apartment rental industry, which include, among others:

Changes in the National, Regional or Local Economic Conditions and Outlook in China

We target young people including recent college graduates, entry level white collar workers and industry workers in cities with strong economic growth, net inflow of people, rapid urban development and favorable policies supporting the development of the apartment rental market. Our occupancy levels and rental rates mainly depend on the demands from our target population in our target markets. Changes in national, regional or local economic conditions in China, including urbanization rates and employment rates in our target markets may materially affect demand for our apartments and services, and as a result, our business, financial condition and results of operations.

Our costs and expenses may also be affected by China’s inflation level. We may not be able to pass on increased costs to our tenants.

Government Policies and Regulations in China

Our business and results of operations can be significantly affected by PRC laws, regulations and policies, particularly those relating to the real estate industry. We have benefited in recent periods from certain favorable policies for the apartment rental industry, including:

•	stringent home-buying requirements in top tier cities in China, which have made it more difficult to purchase apartments, particularly for our target customers; and

•	favorable policies to incentivize and support the growth of the apartment rental sector.

The PRC laws, regulations and policies concerning the apartment rental industry are developing and evolving. New laws, regulations and policies may increase our compliance cost, and require adjustments to our business model. For additional information, please refer to “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Relating to Residential Tenancy” and “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Relating to Leasing.”

The Competitive Landscape of China’s Long-Term Apartment Rental Market

China’s long-term apartment rental market is highly competitive. Our competitors include other branded apartment operators and apartment owners who rent their apartments to tenants directly or through real estate agencies. In addition, in response to increased cooling measures on housing sales, real estate developers may also pivot into standardized rental market.

Specific Factors Affecting Our Results of Operations

Our results of operations are also affected by company-specific factors, including, among others:

•	Our ability to expand our apartment network;

•	Our ability to maintain and increase occupancy level and rental rate;

•	Our ability to control operating costs and expenses and improve operational efficiency;

•	Our ability to manage upfront capital outlay and expansion cost; and

•	Seasonality.

Our Ability to Expand Our Apartment Network

Our growth is impacted by our ability to expand our apartment network. We strategically select apartments in relatively inexpensive yet convenient locations, typically near subway stations in metropolitan areas. These locations provide tenants with convenient access to an entire city, including major business districts and commercial centers, and hence have strong demand potential and ample room for rental increase. Our ability to identify and source apartments that meet our strategic and financial return criteria is, in turn, impacted by, among others, the availability of, and competition for, our target apartments, as well as the efficiency of our sourcing staff.

As we expand the geographic coverage of our apartment network, we believe we will benefit from enhanced brand recognition and economies of scale. For example, as we expand and our reputation grows, an increasing number of landlords no longer require us to pay security deposits. We are also able to bulk purchase directly from manufacturers at competitive prices as we scale up.

Our Ability to Maintain and Increase Occupancy Level and Rental Rate

Our rental service revenues are affected by our occupancy level and rental rates. Our occupancy level mainly depends on the locations of our rental units, affordability of our rentals, including rental discounts and other promotions we offer, and the effectiveness of our sales and marketing efforts. In addition, as we expand into new geographic regions, it takes time to ramp up the occupancy rate to our target levels. Leveraging our standardized and replicable sourcing and pricing systems, we were able to reduce the ramp-up time as we expand to other cities. For example, it took us eight months to ramp up the month-end occupancy rate in Hangzhou to above 90%, while it took us only four months to ramp up the month-end occupancy rate to above 90% when we expanded to Wuhan subsequently.

Our rental rate is primarily affected by the supply and demand dynamics in the rental markets where we operate. We apply Smart Pricing System to price our apartments through an automated, dynamic process, which takes into account data points including rent-in cost, decoration cost, historical transaction data (e.g., price and occupancy rate), demand seasonality, our target occupancy rates, and market prices for nearby apartments in similar conditions.

Our Ability to Control Operating Costs and Expenses and Improve Operational Efficiency

Rental cost represents our largest operating costs and expenses. We typically lock in our rental cost for the first three years, with approximately 5% annual, non-compounding increase for the rest of the lease term.

We also incur substantial operating expenses, including those for apartment sourcing, marketing, leasing, after-lease maintenance and research and development. In addition, as we expand into new regions, we incur substantial upfront operating expenses for market research, establishing logistics and supply chain and other supporting functions, and building our brand name. We have been improving, and intend to continue to improve, our operational efficiency through our end-to-end, technology-driven operational and management systems. For example, when we expand into a new city, our Smart Pricing System is replicable with some adjustments in parameters, enabling faster expansion at a lower cost. In addition, in early 2020, we engaged a third-party contractor to manage rental units after acquiring lease contracts with landlords and tenants and related fixtures and equipment for these rental units from another rental service company. This enables us to operate our business in new locations, where we lack experience and resources, at a lower cost by leveraging the experience and resources of the contractor. In terms of apartment renovation, our project management system enables modularization, standardization and digitization of the renovation process, which allows us to efficiently manage a fast-growing number of suppliers and contractors and streamline our decoration and renovation process. Each of our construction managers managed on average 122.2, 152.8 and 151.4 rental units under construction in FY 2017, FY 2018 and FY 2019, respectively. We conduct the majority of our marketing and leasing processes and handle after-rent services and property maintenance requests online, which helps to improve efficiency. The average number of rental units managed by each of our apartment managers increased from 74.8 in FY 2017 to 79.6 in FY 2018, and further to 113.5 in FY 2019.

Our Ability to Manage Upfront Capital Outlay and Expansion Cost

We utilize a lease-and-operate model. Under this model, we incur substantial capital outlay, including for apartment sourcing, renovation, and prepayment of a few months’ rentals to landlords. We finance our capital outlay primarily from tenants’ rental prepayments. Tenants who prepay at least six months’ rental can enjoy a 5% rental discount, and tenants who prepay at least 12 months’ rental can enjoy a 10% rental discount (subject certain limits) for the lock-in period. Our rental service revenues are net of these discounts. In addition, we pay interest on rental installment loans for our tenants. Our results of operations, therefore, are significantly affected by our ability to finance the capital outlay for our expansion economically, reducing our reliance on tenant’s rental prepayment. In August 2018, we started to cooperate with a rental service company owned by a bank for apartment sourcing and renovation. Under this model for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. The model has provided us with a stable source of lower-cost capital to finance apartment sourcing and renovation, compared to the tenant rental prepayment model.

Since February 2019, we have started to source decorated and furnished apartments from landlords thus compared to sourcing bare-bones apartments, substantially reducing our upfront capital outlay for apartment renovation, while still adding an additional bedroom.

Seasonality

Our operating results have been, and may continue to be subject to, seasonality. Our occupancy and revenues were generally higher during the three months ended September 30 of each year, as many students search for apartments in cities where they are employed after graduation. In addition, during and around the Chinese New Year holidays, which usually fall in January or February, people are less likely to move into new apartments or stay in rented apartments. As a result, our occupancy and revenues were generally lower for the three months ended March 31 of each year, despite the rebound in March from higher demand as labor forces come back to cities in search of jobs after the Chinese New Year.

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of sales and marketing, and assess our operational efficiencies.

The table below sets forth our key operating data as of September 30, 2017, 2018 and 2019:

	As of September 30,
	2017	2018	2019
Number of rental units contracted	48,410	96,529	99,656
Number of rental units under renovation	4,211	12,581	2,359
Number of available rental units	44,199	83,948	97,297
Number of occupied rental units	40,890	77,266	92,513
Number of vacant available rental units	3,309	6,682	4,784

The table below sets forth the numbers of available rental units as of September 30, 2017, 2018 and 2019:

	As of September 30,
	2017	2018	2019
Shanghai	39,187	58,769	61,963
Suzhou	3,708	8,377	10,313
Hangzhou	1,300	10,675	14,457
Nanjing	4	3,975	5,781
Wuhan	—	1,840	4,371
Beijing	—	312	412

The table below sets forth our key operating data for FY 2017, FY 2018 and FY 2019:

	FY 2017	FY 2018	FY 2019
Period-average occupancy rate (%)	89.0	91.6	91.6
Average monthly rental (RMB)
before discount for rental prepayment	1,299	1,272	1,146
after discount for rental prepayment	1,160	1,180	1,074
Rental spread margin (%)
before discount for rental prepayment	33.9	30.7	24.8
after discount for rental prepayment	26.0	25.3	19.8

Numbers of Rental Units Contracted, Numbers of Available Rental Units, and Number of Occupied Rental Units

Number of rental units contracted and number of available rental units are important operating measures by which we evaluate and manage the scale of our business and growth. Apartments in China usually have two to three bedrooms, which are suitable for a household, but could be too costly for individual tenants. We typically convert a leased-in apartment to add an additional bedroom, or the N+1 Model, and rent each bedroom, or rental unit, separately to individual tenants after standardized decoration and furnishing. The N+1 model further increases affordability and provides flexibilities and co-rental efficiency for tenants.

Our rental units contracted refer to rental units in apartments that we have leased in from landlords. Our number of rental units contracted increased by 99.4% from September 30, 2017 to September 30, 2018, mainly due to the expansion of our apartment network in existing cities, in particular, in Shanghai, Hangzhou and Suzhou and to other cities including Wuhan and Beijing. Our number of rental units contracted increased by 3.2% from September 30, 2018 to September 30, 2019, as we adopted a prudent, cost-aware expansion strategy based on the market demand in our existing cities. Our number of available rental units refers to the number of our leased-in rental units that have been renovated and ventilated and are ready for rent.

Our occupied rental units refer to available rental units that have been leased out to tenants. Our number of occupied rental units increased by 89.0% from September 30, 2017 to September 30, 2018, and by 19.7% from September 30, 2018 to September 30, 2019, generally in line with the increase in the number of our available rental units. Our number of occupied rental units was lower than our number of rental units contracted because (i) a number of our rental units contracted were under renovation as we continued to expand our apartment network, including to new cities, in which case we may need longer lead time on renovation (for example, as we need to develop new local supply chain) and (ii) some of our available rental units were vacant, as it takes time to ramp up our occupancy rate to our target levels as we expanded to new geographic regions.

Period-average Occupancy Rate, Average Monthly Rental, and Rental Spread Margin

Our period-average occupancy rate is calculated by dividing the aggregate number of our leased-out rental unit nights by the aggregate number of available rental unit nights during a relevant period. Our period-average occupancy rate increased from 89.0% in FY 2017 to 91.6% in FY 2018 as we continued to improve our operating efficiency and service to tenants. Our period-average occupancy rate was 91.6% in FY 2019, which remained stable compared to FY 2018.

Our average monthly rental after discount for rental prepayment refers to the total rental we receive from our tenants for a period, net of value-added tax, divided by the number of leased-out rental unit nights for the relevant period times 30.5 (which represents the average number of days in a month). Our average monthly rental before discount for rental prepayment refers to the total rental we receive from our tenants for a period, net of value-added tax, after adding back any discount for rental prepayment, divided by the number of leased-out rental unit nights for the relevant period times 30.5 (which represents the average number of days in a month). Our rental spread margin after discount for rental prepayment refers to the rental spread after discount for rental prepayment as a percentage of the average monthly rental after discount for rental prepayment on a lease to a tenant on the same space. Our rental spread margin before discount for rental prepayment refers to the rental spread before discount for rental prepayment as a percentage of the average monthly rental before discount for rental prepayment on a lease to a tenant on the same space. Our leases with landlords generally contain rent holidays and typically lock in our rental cost for the first three years, with approximately 5% annual, non-compounding increase for the rest of the lease term, and we record the total rental expense on a straight-line basis over the initial lease term, or monthly straight-lined rental. We use big data to establish a fair and efficient rental pricing mechanism.

Our average monthly rental before discount for rental prepayment decreased from RMB1,299 in FY 2017 to RMB1,272 in FY 2018 as we expanded to more remote areas in cities where the average monthly rentals before discount for rental prepayment are lower. Our average monthly rental after discount for rental prepayment increased from RMB1,160 in FY 2017 to RMB1,180 in FY 2018 as a smaller percentage of the rental payment for our rental units were financed by rental installment loans in FY 2018. Our average monthly rental before discount for rental prepayment decreased from RMB1,272 in FY 2018 to RMB1,146 (US$160) in FY 2019, and our average monthly rental after discount for rental prepayment decreased from RMB1,180 in FY 2018 to RMB1,074 (US$150) in FY 2019, as (i) we expanded to more remote areas in cities where the average monthly rentals were lower, and (ii) we proactively lowered our rental slightly to keep a relatively high occupancy rate in 2019.

Our rental spread margin before discount for rental prepayment decreased from 33.9% in FY 2017 to 30.7% in FY 2018, and our rental spread margin after discount for rental prepayment decreased from 26.0% in FY 2017 to 25.3% in FY 2018, as a large number of rental units were in ramp-up period. Our rental spread margin before discount for rental prepayment decreased from 30.7% in FY 2018 to 24.8% in FY 2019, and our rental spread margin after discount for rental prepayment decreased from 25.3% in FY 2018 to 19.8% in FY 2019, as a large number of rental units were in ramp-up period and we proactively lowered our rental slightly to keep a comparatively high occupancy rate in 2019.

Components of Results of Operations

Net Revenues

Our net revenues primarily consist of rental service revenues, and revenue from various types of fees we charge our tenants for some of our value-added services. Our revenues are net of value-added tax. The following table sets forth a breakdown of our net revenues.

	FY 2017		FY 2018		FY 2019
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Net revenues:
Rental service	508,910	97.4	796,940	89.6	1,089,164	152,380	88.3
Value-added services and others	13,827	2.6	92,997	10.4	144,606	20,231	11.7

Total net revenues	522,737	100.0	889,937	100.0	1,233,770	172,611	100.0

Our rental service revenues consist of rents collected under our lease agreements with tenants. Our leases with tenants typically have a contracted lease term of 26 months, and a majority of them have a lock-in period of 12 months. Tenants who prepay at least six months’ rental can enjoy a 5% rental discount, and tenants who prepay at least 12 months’ rental can enjoy a 10% rental discount (subject to a RMB200.0 (US$28.0) limit per month for the lock-in period after January 1, 2017). Our rental service revenues are net of these discounts.

To a lesser extent, we derive net revenues from various types of fees we charge our tenants for certain value-added and other services, such as broadband internet and utilities. We also receive indemnification payments from landlords and tenants for their termination of lease agreements within the lock-in period. The following table sets forth a breakdown of our net revenues from value-added services and others for the periods indicated.

	FY 2017		FY 2018		FY 2019
	RMB	% of revenue from value- added services and others	RMB	% of revenue from value- added services and others	RMB	US$	% of revenue from value- added services and others
	(in thousands, except for percentages)
Broadband internet	6,062	43.8	51,145	55.0	77,104	10,787	53.3
Utility service	—	—	19,411	20.9	28,515	3,989	19.7
Indemnity	7,765	56.2	18,329	19.7	34,860	4,877	24.1
Others	—	—	4,112	4.4	4,127	578	2.9

Total	13,827	100.0	92,997	100.0	144,606	20,231	100.0

Operating Costs and Expenses

Our operating costs and expenses primarily consist of costs and expenses related to operating our network of apartments and rental units. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the period indicated.

	FY 2017		FY 2018		FY 2019
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Operating costs and expenses:
Operating cost	547,618	104.8	897,959	100.9	1,304,992	182,575	105.8
Selling and marketing expenses	42,008	8.0	117,826	13.2	135,413	18,945	11.0
General and administrative expenses	34,353	6.6	84,953	9.5	108,196	15,137	8.8
Research and development expenses	44,160	8.4	51,947	5.8	47,029	6,580	3.8
Pre-operation expenses	19,934	3.8	117,107	13.2	42,661	5,968	3.5
Impairment loss	22,750	4.4	50,614	5.7	46,213	6,465	3.8
Other expense (income), net	1,460	0.3	(4,034)	(0.5)	(2,427)	(340)	(0.2)

Total operating costs and expenses	712,283	136.3	1,316,372	147.9	1,682,077	235,330	136.3

Operating Cost

Our operating cost includes rental cost, depreciation, personnel costs incurred by apartment managers in providing after-rent services, cleaning cost, utilities cost, broadband internet cost and others. Rental cost represents our rental expenses incurred after our leased-in rental units are renovated and decorated and available for rent to tenants. Depreciation is primarily associated with our capitalized renovation incurred when we convert and furnish our leased-in apartments for rent to tenants. We recognize depreciation with our leasehold improvements and other capital expenditures using a straight-line method over the shorter of expected useful lives or lease term. Personnel costs incurred by apartment managers in providing after-rent services are primarily associated with management and inspection of rental units and regular communication with tenants. Personnel costs incurred by apartment managers in providing before-rent services, such as accompanying potential tenants to visit our apartments and negotiating lease agreements with tenants, are recorded in selling and marketing expenses. Personnel costs are allocated according to the time apartment managers spend. The following table sets forth our operating cost in absolute amount and as a percentage of net revenue for the periods indicated.

	FY 2017		FY 2018		FY 2019
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Rental cost	414,217	79.2	664,732	74.7	975,342	136,455	79.1
Depreciation expenses	97,595	18.7	145,768	16.4	207,814	29,074	16.8
Personnel cost	15,511	3.0	21,092	2.4	23,698	3,315	1.9
Cleaning cost	10,218	2.0	14,861	1.7	28,419	3,976	2.3
Utility cost	—	—	14,116	1.6	20,823	2,913	1.7
Broadband internet cost	3,266	0.6	28,236	3.2	37,096	5,190	3.0
Others	6,811	1.3	9,154	0.9	11,800	1,652	1.0

Total	547,618	104.8	897,959	100.9	1,304,992	182,575	105.8

Selling and Marketing Expenses

Selling and marketing expenses primarily include personnel costs incurred by apartment managers in providing before-rent services as described above, as well as advertising and promotion costs.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel costs, transportation costs, consulting expenses, headquarter office rental expenses, general office expenses and other costs associated with running our day to day activities.

Research and Development Expenses

Research and development expenses include payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and big data analysis to support our business operations.

Pre-operation Expenses

Pre-operation expenses mainly include rental and sourcing costs incurred before an apartment is ready for lease.

Impairment Loss

We perform an assessment of the carrying value of leasehold improvements and furniture, fixtures and equipment used in each rental unit at least on a quarterly basis. If the carrying amount of the assets exceeds its expected undiscounted cash flows, we will recognize an impairment loss equal to the difference between the carrying amount and the fair value. We estimate the fair value of each rental unit by utilizing the discounted cash flow method, taking into consideration the projected revenue, growth rates and operating costs associated with the rental unit.

Interest Expense, Net

Interest expense primarily consists of interest on rental installment loans we pay for our tenants, interest on our bank borrowings, and interest on capital lease and other financing arrangement. The following table sets forth a breakdown of our interest expense, net for the periods indicated.

	FY 2017		FY 2018		FY 2019
	RMB	% of interest expense, net	RMB	% of interest expense, net	RMB	US$	% of interest expense, net
	(in thousands, except for percentages)
Interest on bank borrowings	(5,687)	11.3	(2,930)	3.8	(4,930)	(690)	5.4
Interest on rental installment loans	(41,389)	82.6	(73,936)	95.9	(70,621)	(9,880)	76.8
Interest on capital lease and other financing arrangement	(3,276)	6.5	(2,893)	3.7	(18,827)	(2,634)	20.5
Interest income	216	(0.4)	2,592	(3.4)	2,464	345	(2.7)

Total	(50,136)	100.0	(77,167)	100.0	(91,914)	(12,859)	100.0

Critical Accounting Policies, Judgments and Estimates

We have identified below the accounting policies that we believe are the most critical to the presentation of our consolidated financial information. These accounting policies require subjective or complex judgments by our management, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The estimates and assumptions are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis of making judgments about matters that are not readily apparent from other sources. We review our estimates and underlying assumptions on an on-going basis. For further information on our principal accounting policies, see note 2 of our consolidated financial statements included elsewhere in this annual report.

Revenue Recognition

We source apartments from landlords and convert them into standardized furnished rooms to lease to tenants seeking affordable residences in China. Revenues are primarily derived from rental service and value-added services.

Rental Service Revenues

Rental service revenues are primarily derived from the lease payments from our tenants and are recorded net of tax.

We typically enter into 26-month leases with our tenants, a majority of which have a lock-in period of 12 months or longer. The lock-in period represents the term during which termination will result in the forfeiture of deposit, which is typically one or two months’ rent. We determine that the lock-in period is the lease term under ASC 840. When tenants terminate their leases, we return unused portions of any prepaid rentals to the tenant within a prescribed period of time. Deposit can only be returned for termination after the lock-in period. Monthly rent is fixed throughout the lock-in period and there is no rent-free period or rent escalations during the period. We determine all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with us. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements.

Tenants who prepay rent for a certain period are entitled to rental discounts. Tenants who prepay at least six months’ rental can enjoy a 5% discount for the lock-in period, and tenants who prepay at least 12 months’ rental can enjoy a 10% rental discount for the lock-in period (subject to a RMB200.0 (US$28.0) limit per month after January 1, 2017). Such incentives are only applicable during the lock-in period. We consider the rental discounts as a lease incentive and record it as a reduction in revenue on a straight-line basis over the lease term.

Value-added Services and Others

Value-added services and others primarily consist of fees received from the tenants from our provision of internet connection and utility services as part of the lease agreement. The service fees are fixed in the agreements and recognized on a monthly basis during the period of the lease term. The service fee are recognized on a gross basis as we have latitude in determining prices and bear inventory risks.

Rental Installment Loans

In order to encourage our tenants to make advance payments, we cooperate with various financial institution partners to facilitate rental installment loans for our tenants, who apply for rental installment loans directly with these financial institutions. If the loans are approved by the financial institution partners, the proceeds, which represent the total rental payments for the period covered under the lease agreement, are remitted to us by way of the tenant’s entrustment. The proceeds would then be applied to the tenants’ rental payments on a monthly basis. We record the entire prepayment as rental installment loans. Tenants repay the loan principal in monthly installments directly to the financial institutions which equals to the monthly rental payment. We pay rental installment loan interests on behalf of tenants and recognize interest expense in the consolidated statements of comprehensive loss.

We also provide guarantee to these financial institutions with respect to our tenants’ repayment of the loans. In the event that the tenants default on the repayment or early terminate the lease agreements, we must return the remaining prepayments to the financial institutions within a prescribed period of time. Under the rental installment loan scheme, we have full control of the entire installment loan proceeds and the security deposits collected from the tenants at lease inception are usually sufficient to cover for the delinquent payments from default. As such, we determine that there should be no guarantee liabilities to be recorded as of September 30, 2017, 2018 or 2019.

For rental installment loans received directly from financial institutions, we determine the substance of the arrangement as akin to a debt from our tenants, and as such, this portion was classified as a cash inflow from financing activities within our statements of cash flows. During the lease term, constructive receipts and disbursements are recognized on a monthly basis by recognizing the repayment of rental installment loans as a financing cash outflow and the receipt of monthly rental income as an operating cash inflow.

Impairment Loss

Property and equipment are reviewed for impairment in accordance with ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We evaluate the carrying value of our long-lived assets for impairment by comparing the expected undiscounted future cash flows of the assets to the net book value of the assets if certain trigger events occur. Assets must be tested at the lowest level, generally the individual apartment, for which identifiable cash flows exist. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to in the consolidated statements of comprehensive loss. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions. The discounted cash flow associated with the underlying assets incorporates certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result of reduced expectations of future cash flows from certain leased apartments, we determined that the property and equipment was not fully recoverable and consequently recorded an impairment charge of RMB22.8 million, RMB50.6 million and RMB46.2 million (US$6.5 million) for FY 2017, FY 2018 and FY 2019, respectively.

Capital lease and other financing arrangement

Leases of leasehold improvements or furniture, fixtures and equipment that transfer to us substantially all of the risks and rewards of ownership by the end of the lease term are classified as capital leases. The leased assets and liability are measured initially at an amount equal to the lower of their fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under capital leases are apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the lease liability.

We started to cooperate with a rental service company to source and renovate apartments since August 2018. For certain identified newly sourced apartments, the rental service company reimburses us for costs incurred for the renovation. We then make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. We account for this arrangement with the rental service company as a capital lease.

Under the same arrangement above, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously leases them back. Such transaction fails sales and lease-back accounting and is accounted for as a financing arrangement. The proceeds received from the rental service company are reported as other financing arrangement payable.

Income Taxes

Current income taxes are provided on the basis of profit (loss) before income taxes for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for FY 2017, FY 2018, or FY 2019.

Fair Value of Ordinary Shares

We have been a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award. In determining the fair value of our ordinary shares, we have considered the guidance prescribed by the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. These estimates will not be necessary to determine the fair value of our ordinary shares once our ADSs begin trading. Valuations and estimates will no longer be necessary once our company goes public because we will then rely on the market price to determine the market value of our common stock.

The following table sets forth the fair value of our ordinary shares at different times with the assistance from an independent third-party appraiser:

Date	Fair value per share (US$)	DLOM	Discount rate	Purpose of valuation
March 16, 2017	0.04	12%	22%	To determine the fair value of RSU grant
July 31, 2017	0.05	12%	22%	To determine the fair value of stock option grant and whether the series C convertible redeemable preferred shares contain any beneficial conversion feature
November 12, 2017	0.06	10%	21%	To determine the fair value of RSU grant
March 29, 2018	0.10	8%	19%	To determine whether the series C-1 convertible redeemable preferred shares contain any beneficial conversion feature
April 1, 2018	0.10	8%	19%	To determine the fair value of RSU grant
June 3, 2019	0.22	5%	17%	To determine whether the series C-2 convertible redeemable preferred shares contain any beneficial conversion feature
September 30, 2019	0.30	3%	17%	To determine the fair value of contingent earn-out liabilities

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The major assumptions used in calculating the fair value of our equity include:

•

Discount Rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, company specific risk premium, equity risk premium, company size and non-systemic risk factors.

•

Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Black Scholes model. This model estimates a DLOM as a function of restricted transferability, using the value of an average-strike put option. This option pricing method is one of the methods commonly used in estimating DLOM as it takes into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of the ordinary shares.

Fair Value of Options

We used the Binomial model to estimate the fair value of the options granted on the grant date with assistance from an independent valuation firm. The fair value per option was estimated at the date of grant using the following assumptions.

	April 2016	October 2016	July 2017
Risk-free rate of return(1)	3.18%	3.18%	3.21%
Contractual life of option	10 years	10 years	8.4 years
Estimated volatility rate(2)	37%	37%	35%
Expected dividend yield	0%	0%	0%
Fair value of underlying ordinary shares	US$0.03	US$0.04	US$0.05

(1)	The risk-free rate is based on the yield of US Treasuries, adjusted by country risk premium of China.
(2)	The expected volatility is estimated based on historical price volatilities of ordinary shares of several comparable companies.

Share-Based Compensation

The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the vesting. We determine fair value of our share options as of the grant date using binomial option pricing model and the fair value of our nonvested restricted share units as of the grant date based on the fair market value of the underlying ordinary shares. Determining the value of our share-based compensation expense in future periods also requires the input of subjective assumptions around likely future performance and estimated forfeitures of the underlying shares.

Stock Options A

On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, we granted an aggregate number of 26.9 million share options to certain management, employees and non-employees, 1.06 million of which had been forfeited as of the date of this annual report. The exercise price was RMB2.00 per share and vests 50% on the first and second calendar year after the IPO year.

Stock Options B

On July 31, 2017, we granted 43.1 million share options to management and employees, 1.18 million of which had been forfeited as of the date of this annual report. The options vested immediately upon the grant date and the exercise price were RMB2.00 per share. If the grantee resigned before the IPO or before the lock-up period lapsed, we have the right to repurchase the share options or ordinary shares at RMB2.00 per share option/ordinary share.

The compensation expenses for above awards with performance as well as service conditions is based upon our judgment of likely future performance and service and may be adjusted in future periods depending on actual performance. Given the vesting was contingent on the IPO, no share-based compensation expense is recognized until the date of the IPO.

We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. We estimate our future performance based on our historical results. Our compensation charges may change based on changes to our assumptions.

Restricted Share Units (“RSUs”)

In 2017, we issued 15.99 million RSUs to a consulting company, out of which 5.2 million RSUs vested immediately upon grant and the remaining 10.79 million RSUs were re-purchasable by us anytime at our discretion with nominal price before certain dates. We determined that RSUs with repurchase rights are not considered issued until the expiration of the repurchase rights. At each of the expiration dates, the corresponding RSUs are considered issued and vested immediately, and a measurement date has been reached. In July 2019, we repurchased 5.19 million RSUs.

Contingent Earn-out Liabilities

EBITDA Performance Targets for Series C and C-1 Convertible Redeemable Preferred Shares

Along with the issuance of series C, C-1 and C-2 convertible redeemable preferred shares, we contemporaneously entered into agreements with our holders of series C, C-1 and C-2 convertible redeemable preferred shares on July 26, 2017 and March 16, 2018 and in 2019, respectively, pursuant to which for all share issuances, an EBITDA performance target were established. If EBITDA targets were exceeded, the preferred shareholders must give back a portion of its shareholding based on a pre-agreed formula to our managers as incentives with no additional consideration. If expected EBITDA targets were not met, the preferred shareholders were entitled to additional shareholding at par value based on a pre-agreed formula to make up for the dissatisfaction in EBITDA targets.

We believed that it was highly probable EBITDA targets will not be satisfied and recorded the fair value of the EBITDA feature separately as a contingent earn-out liability in the consolidated balance sheets as it met the definition of a freestanding financial instrument liability under ASC 480. At initial measurement, we allocated the proceeds from the issuance of series C, C-1 and C-2 convertible redeemable preferred shares to the fair value of contingent earn-out liabilities, with the remaining being allocated to series C, C-1 and C-2 convertible redeemable preferred shares. Contingent earn-out liabilities will be extinguished, if we are successful in completing a qualified IPO by December 31, 2019.

The holders of the series C-2 convertible redeemable preferred shares waived the series C-2 additional issuance related to market capitalization feature, effective upon our first public filing of the registration statement on Form F-1 on October 7, 2019.

The holders of the series C, C-1 and C-2 convertible redeemable preferred shares waived the EBITDA feature effective upon our completion of initial public offering (IPO) on the Nasdaq Global Market on November 7, 2019.

We determine the fair value with the help from third party professional valuation specialists, and the assumptions used in estimating fair value require significant judgment. The use of different assumptions and judgments could result in a materially different estimate of fair value. Key inputs in determining the fair value of the contingent earn-out liabilities include assumptions such as operating income, operating cost, number of new apartments acquired, probabilities of a qualified IPO, etc., and changes in these assumptions would affect the number and value of future additional shares to be issued. The contingent earn-out liabilities is re-measured at each period-end, with the changes in the fair value recorded in the consolidated statements of comprehensive loss.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

The British Virgin Islands

Our subsidiary incorporated in the British Virgin Islands is not subject to income or capital gains taxes, estate duty, inheritance tax or gift tax. In addition, payment of dividends to the shareholders of our subsidiary in the British Virgin Islands are not subject to withholding tax in the British Virgin Islands.

Hong Kong

Before April 1, 2018, our subsidiary incorporated in Hong Kong was subject to Hong Kong profit tax at a rate of 16.5%. Since April 1, 2018, our subsidiary incorporated in Hong Kong has been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2.0 million and 16.5% on any part of assessable profits over HK$2.0 million. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our PRC subsidiaries, variable interest entity and subsidiaries of our variable interest entity, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

We are subject to value-added tax, or VAT, at a rate of 6% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	FY 2017		FY 2018		FY 2019
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Net revenues:
Rental service revenue	508,910	97.4	796,940	89.6	1,089,164	152,380	88.3
Value-added services and others	13,827	2.6	92,997	10.4	144,606	20,231	11.7

Total net revenues	522,737	100.0	889,937	100.0	1,233,770	172,611	100.0

Operating costs and expenses:
Operating cost	(547,618)	(104.8)	(897,959)	(100.9)	(1,304,992)	(182,575)	(105.8)
Selling and marketing expenses	(42,008)	(8.0)	(117,826)	(13.2)	(135,413)	(18,945)	(11.0)
General and administrative expenses	(34,353)	(6.6)	(84,953)	(9.5)	(108,196)	(15,137)	(8.8)
Research and development expenses	(44,160)	(8.4)	(51,947)	(5.8)	(47,029)	(6,580)	(3.8)
Pre-operation expenses	(19,934)	(3.8)	(117,107)	(13.2)	(42,661)	(5,968)	(3.5)

	FY 2017		FY 2018		FY 2019
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
Impairment loss	(22,750)	(4.4)	(50,614)	(5.7)	(46,213)	(6,465)	(3.7)

Other (expense) income, net	(1,460)	(0.3)	4,034	0.5	2,427	340	0.2

Total operating costs and expenses	(712,283)	(136.3)	(1,316,372)	(147.9)	(1,682,077)	(235,330)	(136.3)

Loss from operation	(189,546)	(36.3)	(426,435)	(47.9)	(448,307)	(62,719)	(36.3)

Interest expense, net	(50,136)	(9.6)	(77,167)	(8.7)	(91,914)	(12,859)	(7.4)

Foreign exchange gain (loss)	3	—	(91)	—	(457)	(64)	—
Fair value change of contingent earn-out liabilities	(5,165)	(1.0)	6,164	0.7	42,404	5,933	3.4

Loss before income taxes	(244,844)	(46.8)	(497,529)	(55.9)	(498,274)	(69,709)	(40.4)
Income tax expense	(596)	(0.1)	(2,393)	(0.3)	(63)	(9)	—

Net loss	(245,440)	(47.0)	(499,922)	(56.2)	(498,337)	(69,718)	(40.4)

FY 2019 Compared to FY 2018

Net Revenues

Our net revenues increased by 38.6% from RMB889.9 million in FY 2018 to RMB1,233.8 million (US$172.6 million) in FY 2019. Our rental service revenues increased by 36.7% from RMB796.9 million in FY 2018 to RMB1,089.2 million (US$152.4 million) in FY 2019, driven by an increase in our number of occupied rental units, partially offset by a decrease in average monthly rental after discount for rental prepayment from RMB1,180 for FY 2018 to RMB1,074 (US$150) for FY 2019.

Our net revenues from value-added services and others increased by 55.5% from RMB93.0 million in FY 2018 to RMB144.6 million (US$20.2 million) in FY 2019, driven by (i) an increase in the revenues from broadband internet and utility service from RMB51.1 million and RMB19.4 million in FY 2018, respectively, to RMB77.1 million (US$10.8 million) and RMB28.5 million (US$4.0 million) in FY 2019, respectively, which are in line with the increase in our number of occupied rental units, and (ii) an increase in the revenue from indemnity, as an increased number of tenants and landlords terminated their leases with us before the expiration of the lock-in period and we forfeited their deposits or received compensation from them for such termination.

Operating Costs and Expenses

Our operating costs and expenses increased by 27.8% from RMB1,316.4 million in FY 2018 to RMB1,682.1 million (US$235.3 million) in FY 2019. The increase in our operating costs and expenses was generally in line with our revenue growth and business expansion.

•	Operating cost. Our operating cost increased by 45.3% from RMB898.0 million in FY 2018 to RMB1,305.0 million (US$182.6 million) in FY 2019.

•

Rental cost. Our rental cost increased by 46.7% from RMB664.7 million in FY 2018 to RMB975.3 million (US$136.5 million) in FY 2019. This was primarily attributable to the increase in our number of available rental unit nights as we continued to expand our apartment network.

Our rental cost as a percentage of rental service revenue increased from 83.4% in FY 2018 to 89.5% in FY 2019, primarily due to a large number of new rental units being in ramp-up period, which generated lower rental spread margin and had lower occupancy, and as we proactively lowered our rental slightly to keep a comparatively high occupancy rate in 2019.

•

Depreciation expenses. Our depreciation expenses increased by 42.6% from RMB145.8 million in FY 2018 to RMB207.8 million (US$29.1 million) in FY 2019, primarily attributable to the increase in our number of available rental unit nights as we continued to expand our apartment network.

•

Personnel costs related to after-rent activities of our apartment managers. Our personnel costs incurred by apartment managers in providing after-rent services increased by 12.4% from RMB21.1 million in FY 2018 to RMB23.7 million (US$3.3 million) in FY 2019 primarily attributable to the increase in the number of occupied rental units.

•

Costs for value-added services and others. Our cleaning cost, utility cost, broadband internet cost and other cost increased from RMB66.4 million in FY 2018 to RMB98.1 million (US$13.7 million) in FY 2019. This increase was primarily in relation to the growth of our cleaning and utility services in FY 2019.

•

Selling and marketing expenses. Our selling and marketing expenses increased by 14.9% from RMB117.8 million in FY 2018 to RMB135.4 million (US$18.9 million) in FY 2019. The increase was primarily attributable to the expansion of our business to new areas of our existing cities, which resulted in an increase in personnel costs and advertising and promotion expenses as we expand our local team and build our brand name. Our personnel costs under selling and marketing expenses increased by 35.3% from RMB57.3 million in FY 2018 to RMB77.5 million (US$10.8 million) in FY 2019. Our advertising and promotion expenses increased by 5.2% from RMB41.8 million in FY 2018 to RMB44.0 million (US$6.2 million) in FY 2019.

Our selling and marketing expenses as a percentage of total net revenues decreased from 13.2% in FY 2018 to 11.0% in FY 2019 as due to economies of scale particularly as we further leveraged operation in our existing cities.

•

General and administrative expenses. Our general and administrative expenses increased by 27.4% from RMB85.0 million in FY 2018 to RMB108.2 million (US$15.1 million) in FY 2019. The increase was primarily attributable to an increase in our personnel costs, partially offset by a decrease in our office rents. Our personnel costs under general and administrative expenses increased by 46.2% from RMB39.9 million in FY 2018 to RMB58.4 million (US$8.2 million) in FY 2019 as we increased our investment in additional personnel in preparation for expanding our business and strengthening our management capabilities. Our office rents decreased by 43.9% from RMB16.2 million in FY 2018 to RMB9.1 million (US$1.3 million) in FY 2019 as we optimized the usage of our office space and terminated our leases of some of our office space in Shanghai in FY 2019.

Our general and administrative expenses as a percentage of total net revenues decreased from 9.6% in FY 2018 to 8.8% in FY 2019 due to economies of scale particularly as we further leveraged operation in our existing cities.

•

Research and development expenses. Our research and development expenses decreased by 9.5% from RMB51.9 million in FY 2018 to RMB47.0 million (US$6.6 million) in FY 2019, primarily attributable to the decrease in staff costs as we optimized our research and development system and improved the efficiency.

•

Pre-operation expenses. Our pre-operation expenses decreased by 63.6% from RMB117.1 million in FY 2018 to RMB42.7 million (US$6.0 million) in FY 2019. The decrease was primarily attributable to (i) a decrease in the pre-operation rental cost by 68.9% from RMB90.6 million in FY 2018 to RMB28.2 million (US$4.0 million) in FY 2019, and (ii) a decrease in the pre-operation personnel cost by 45.5% from RMB26.5 million in FY 2018 to RMB14.4 million (US$2.0 million) in FY 2019. These decreases were due to fewer new rental units being developed in FY 2019 compared to FY 2018.

Our pre-operation expenses as a percentage of total net revenues decreased from 13.2% in FY 2018 to 3.5% in FY 2019 as fewer new rental units were developed in FY 2019 compared to FY 2018.

•

Impairment loss. Our impairment loss decreased from RMB50.6 million in FY 2018 to RMB46.2 million (US$6.5 million) in FY 2019 due to fewer new rental units were contracted in FY 2019 compared to FY 2018.

Loss from Operations

As a result of the foregoing, our loss from operations increased by 5.1% from RMB426.4 million in FY 2018 to RMB448.3 million (US$62.7 million) in FY 2019.

Interest Expense, Net

Our interest expense increased by 19.1% from RMB79.8 million in FY 2018 to RMB94.4 million (US$13.2 million) in FY 2019. The increase was primarily attributable to the increase in interest expense we incurred on capital lease and other financing from RMB2.9 million in FY 2018 to RMB18.8 million (US$2.6 million) in FY 2019 as we started to cooperate with a rental service company under a capital lease and other financing arrangement in August 2018. The increase was partially offset by the decrease in the interest expense we incurred for our tenants who used rental installment loans to prepay rentals by 4.5% from RMB73.9 million in FY 2018 to RMB70.6 million (US$9.9 million) in FY 2019. The decrease in such interest expense was, in turn, due to the decrease in our monthly average outstanding rental installment loan balance by 6.4% from RMB985.3 million in FY 2018 to RMB922.7 million (US$129.1 million) in FY 2019.

Our interest income, which primary related to the interest from our bank deposits, decreased from RMB2.6 million in FY 2018 to RMB2.5 million (US$0.3 million) in FY 2019.

Fair Value Change of Contingent Earn-out Liabilities

We recorded a fair value gain of contingent earn-out liabilities of RMB6.2 million and RMB42.4 million (US$5.9 million) in FY 2018 and FY 2019, respectively. The fair value change of contingent earn-out liabilities mainly relates to our contingent earn-out liabilities to series C, C-1 and C-2 preferred shareholders.

Loss before Income Taxes

As a result of the foregoing, our loss before income taxes increased by 0.1% from RMB497.5 million in FY 2018 to RMB498.3 million (US$69.7 million) in FY 2019.

Income Tax Expense

Our income tax expense was RMB2.4 million in FY 2018 and RMB63.0 thousand (US$9.0 thousand) in FY 2019. We incurred income tax expense despite our loss before income tax as certain of our subsidiaries in the PRC had income before taxes and income tax was assessed accordingly on these subsidiaries.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB499.9 million in FY 2018 and RMB498.3 million (US$69.7 million) in FY 2019.

FY 2018 Compared to FY 2017

Net Revenues

Our net revenues increased by 70.3% from RMB522.7 million in FY 2017 to RMB889.9 million in FY 2018. Our rental service revenues increased by 56.6% from RMB508.9 million in FY 2017 to RMB796.9 million in FY 2018, driven by (i) a 90.0% increase in our number of available rental units from 44,199 as of September 30, 2017 to 83,948 as of September 30, 2018, and (ii) an increase in our period-average occupancy rate from 89.0% in FY 2017 to 91.6% in FY 2018.

Our net revenues from value-added services and others increased significantly from RMB13.8 million in FY 2017 to RMB93.0 million in FY 2018, as we substantially launched our broadband internet and utility services in August and October 2017, respectively.

Operating Costs and Expenses

Our operating costs and expenses increased by 84.8% from RMB712.3 million in FY 2017 to RMB1,316.4 million in FY 2018. The increase in our operating costs and expenses was generally in line with our revenue growth and business expansion. We substantially increased our presence in Hangzhou and expanded our business to Nanjing and Wuhan, starting from late FY 2017.

•	Operating cost. Our operating cost increased by 64.0% from RMB547.6 million in FY 2017 to RMB898.0 million in FY 2018.

•

Rental cost. Our rental cost increased by 60.5% from RMB414.2 million in FY 2017 to RMB664.7 million in FY 2018. This was primarily attributable to the increase in our number of rental units contracted from 48,410 as of September 30, 2017 to 96,529 as of September 30, 2018 as we continued to expand our apartment network.

Our rental cost as a percentage of rental service revenue increased from 81.4% in FY 2017 to 83.4% in FY 2018, primarily due to a large number of new rental units in ramp-up period, which generated lower rental spread margin.

•

Depreciation expenses. Our depreciation expenses increased by 49.4% from RMB97.6 million in FY 2017 to RMB145.8 million in FY 2018 as we continued to expand our apartment network from 13,288 available apartments as of September 30, 2017 to 25,698 available apartments as of September 30, 2018.

•

Personnel costs related to after-rent activities of our apartment managers. Our personnel costs incurred by apartment managers in providing after-rent services increased from RMB15.5 million in FY 2017 to RMB21.1 million in FY 2018. This was primarily attributable to our business expansion.

•

Costs for value-added services and others. Our cleaning cost, utility cost, broadband internet cost and other cost increased significantly from RMB20.3 million in FY 2017 to RMB66.4 million in FY 2018. This significant increase was primarily in relation to the growth of our internet access and utility services in FY 2018 which was in line with the increase in the net revenues from value-added services and others.

•

Selling and marketing expenses. Our selling and marketing expenses increased by 180.5% from RMB42.0 million in FY 2017 to RMB117.8 million in FY 2018. The increase was primarily attributable to the expansion of our business to new cities in FY 2018, which resulted in a significant increase in personnel costs and advertising and promotion expenses as we build our local team and brand name. Our personnel costs under selling and marketing expenses increased by 164.1% from RMB21.7 million in FY 2017 to RMB57.3 million in FY 2018. Our advertising and promotion expenses increased by 239.5% from RMB12.3 million in FY 2017 to RMB41.8 million in FY 2018.

Our selling and marketing expenses as a percentage of total net revenues increased from 8.0% in FY 2017 to 13.2% in FY 2018 as a result of our upfront investment to build our local team and brand name as we expanded to new cities.

•

General and administrative expenses. Our general and administrative expenses increased by 147.3% from RMB34.4 million in FY 2017 to RMB85.0 million in FY 2018. The increase was primarily attributable to an increase in our personnel costs and office rents, as we need upfront investment in additional personnel and offices in preparation for expanding our business in new cities. Our personnel costs under general and administrative expenses increased by 195.7% from RMB13.5 million in FY 2017 to RMB39.9 million in FY 2018. Our office rents increased by 142.6% from RMB6.7 million in FY 2017 to RMB16.2 million in FY 2018.

For the same reason, our general and administrative expenses as a percentage of total net revenues increased from 6.6% in 2017 to 9.5% in FY 2018.

•

Research and development expenses. Our research and development expenses increased by 17.4% from RMB44.2 million in FY 2017 to RMB51.9 million in FY 2018. The increase was primarily attributable to the increase in our research and development staff costs.

Our research and development expenses as a percentage of total net revenues decreased from 8.4% in 2017 to 5.8% in FY 2018 as we were able to replicate and leverage our established technology-driven operational and management systems when we expanded to new regions.

•

Pre-operation expenses. Our pre-operation expenses increased significantly from RMB19.9 million in FY 2017 to RMB117.1 million in FY 2018. The increase was primarily attributable to an increase in our rental expenses incurred during the pre-operation period, which is in line with the increased number of our newly leased-in rental units.

•

Impairment loss. Our impairment loss increased significantly from RMB22.8 million in FY 2017 to RMB50.6 million in FY 2018 because we made additional impairment provisions in line with our business expansion as indicated by the increase in the number of rental units contracted from 48,410 as of September 30, 2017 to 96,529 as of September 30, 2018.

Loss from Operations

As a result of the foregoing, our loss from operations increased by 125.0% from RMB189.5 million in FY 2017 to RMB426.4 million in FY 2018.

Interest Expense, Net

Our interest expense increased by 58.4% from RMB50.4 million in FY 2017 to RMB79.8 million in FY 2018. The increase was primarily attributable to the increase in the interest expense we incurred for our tenants who used rental installment loans to prepay rentals from RMB41.4 million in FY 2017 to RMB73.9 million in FY 2018. The increase in such interest expense was, in turn, due to the increase in our monthly average outstanding rental installment loan balance from RMB578.6 million in FY 2017 to RMB985.3 million in FY 2018.

Our interest income, which primary related to the interest from our bank deposits, increased significantly from RMB0.2 million in FY 2017 to RMB2.6 million in FY 2018.

Fair Value Change of Contingent Earn-out Liabilities

We recorded a fair value loss of contingent earn-out liabilities of RMB5.2 million in FY 2017 and a fair value gain of contingent earn-out liabilities of RMB6.2 million in FY 2017 and FY 2018, respectively. The fair value change of contingent earn-out liabilities mainly relates to our contingent earn-out liabilities to series C and C-1 preferred shareholders.

Loss before Income Taxes

As a result of the foregoing, our loss before income taxes increased by 103.2% from RMB244.8 million in FY 2017 to RMB497.5 million in FY 2018.

Income Tax Expense

Our income tax expense was RMB0.6 million in FY 2017 and RMB2.4 million in FY 2018. We incurred income tax expense despite our loss before income tax as certain of our subsidiaries in the PRC had income before taxes and income tax was assessed accordingly on these subsidiaries.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB245.4 million in FY 2017 and RMB499.9 million in FY 2018.

B. Liquidity and Capital Resources

Our principal sources of liquidity, which we have used to fund our growth, operations and capital expenditures for our apartments network, have been proceeds from tenants’ rental prepayment, including rental prepayment financed by rental installment loans from our financial institution partners, availability under our bank facilities, capital lease and other financing, equity financing from issuance of preferred shares, and proceeds from our initial public offering.

As of September 30, 2019, we had cash and cash equivalents of RMB159.8 million (US$22.4 million), and restricted cash of RMB91.0 million (US$12.7 million). Our cash and cash equivalent represented cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased, and our restricted cash represented our deposits used as security against our bank borrowings and rental installment loans.

We recorded rental installment loan proceeds, which represent our tenants’ prepaid rents, as rental installment loans in our consolidated balance sheet. As of September 30, 2019, we had RMB756.7 million (US$105.9 million) in outstanding rental installment loans, with fixed annual interest rates between 4.75% and 8.5%.

In August 2018, we started to cooperate with a rental service company owned by a bank to source and renovate apartments in Shanghai and Hangzhou. Under this model for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest (with a fixed annual interest rate ranging from 6.84% to 8.04%) and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. We account for the arrangement with the rental service company as a capital lease. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. We account for such transaction as a financing arrangement. The proceeds received from the rental service company are reported as other financing arrangement payable. As of September 30, 2019, our capital lease and other financing arrangement payable to this rental service company was RMB402.1 million (US$56.3 million), representing the principal amount and accrued interest over our renovation costs on 6,930 apartments under this model as of the same date.

As of September 30, 2019, we had RMB318.1 million (US$44.5 million) in our outstanding bank borrowings. As of September 30, 2019, we were in compliance with all material terms and covenants of our credit agreements.

We also raised capital from issuing preferred shares. As of September 30, 2019, we had raised approximately RMB1.1 billion since our inception through the issuance of preferred shares.

Our business requires substantial capital expenditure, and we need to make significant upfront investment for sourcing and renovation of rental apartments, including to add an additional bedroom under our N+1 model, and decorate and furnish them. We have relied on proceeds from our tenants’ rental prepayment to finance a significant portion of our capital expenditure. When a tenant terminates the lease before the end of the period covered by his or her rental prepayment, we are required to refund the unused prepaid rentals to the tenant, or repay the rental installment loans representing the unused prepaid rentals to our financial institution partners where the tenant used the proceeds from the rental installment loans granted by such financial institution partners to finance the rental prepayment. In FY 2019, 48.4% of our terminated leases with tenants were terminated before the expiration of the lease term covered by the prepayment, and 49.0% of our terminated leases with tenants were terminated before the expiration of the applicable lock-in period (if a tenant terminates the lease before the lock-in period, which is typically 12 months, his or her security deposit, usually representing one or two months’ rental will be forfeited).

To manage potential liquidity risk arising from tenants’ early termination, we have adopted a stringent cash management policy, which involves monitoring the level of our outstanding rental installment loan on the one hand, and our expenses and other capital requirements and available sources of financing on the other hand on a monthly basis to determine the maximum volume of rental installment loan inflow for the following month. We have also been exploring alternative sources of financing, for example, our partnership with a rental service company owned by a bank since August 2018 to finance apartment renovation under a financing arrangement model, and asset light strategies, including sourcing furnished apartments from landlords to reduce our upfront capital outlay. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs.

As of September 30, 2017, 2018 and 2019, we recorded negative working capital, and our current liabilities exceeded our current assets by RMB631.1 million, RMB1,521.9 million and RMB1,100.6 million (US$154.0 million), respectively. Furthermore, in January 2020, we entered into agreements with a rental service company to acquire lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing for a consideration of RMB580.0 million (US$81.1 million), which is payable by the end of 2020 and subject to adjustments based on the quality of the assets according to the agreements. As of the date of this annual report, we have paid a deposit of approximately RMB200.0 million (US$28.0 million) for this transaction. These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These factors are mitigated by the following plans and actions: (i) in February 2020, a principal shareholder of us had committed to provide necessary financial support to us, in the form of debt and/or equity, to enable us to meet our other liabilities and commitments as they become due for at least twelve months; (ii) in December 2019, we obtained a US$35.0 million non-revolving short-term credit facility ending September 30, 2020 with 6.0% interest rate per annum from a third-party investment company; (iii) in November 2019, we were successfully listed on Nasdaq for a net offering size of approximately US$44.5 million (approximately RMB318.3 million); and (iv) in March 2019, we obtained RMB2.0 billion (US$279.8 million) comprehensive credit facility with a three-year term from a PRC commercial bank to support our operations; as of January 31, 2020, approximately RMB1,450.0 million (US$202.9 million) of this facility was unused, of which RMB450.0 million (US$63.0 million) is contractually restricted for the payment for renovation expenditure and daily operations, RMB550.0 million (US$76.9 million) for supply chain funding, and the remainder is for rental installment loans; based on our historical experience, renovation and supply chain funding requests will be approved in the normal course of business, provided that we submit the required supporting documentation and the amount is within the credit limit granted. Based on the above, we believe our existing capital resources are sufficient to meet our cash requirements to fund planned operations and other commitments for at least the next 12 months.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of our apartment network, our efficiency in apartment operation, including apartment renovation and pricing, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Additional funds may not be available on favorable terms or at all. See “Item 3. Key Information — D. Risk Factors — Risk Related to Our Business and Industry — Our business requires significant capital expenditure for sourcing, renovation and maintenance of rental apartments. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects.”

The following table sets forth a summary of our cash flows for the years indicated:

	FY 2017	FY 2018	FY 2019
	RMB	RMB	RMB	US$
Net cash used in operating activities	(43,589)	(117,048)	(88,189)	(12,338)
Net cash used in investing activities	(285,518)	(674,298)	(351,450)	(49,170)
Net cash provided by financing activities	649,451	539,528	569,569	79,686
Effect of foreign exchange rate changes	(238)	3,455	2,132	298
Net increase (decrease) in cash, cash equivalents and restricted cash	320,106	(248,363)	132,062	18,476
Cash, cash equivalents and restricted cash at the beginning of the period	47,009	367,115	118,752	16,614
Cash, cash equivalents and restricted cash at the end of the period	367,115	118,752	250,814	35,090

Operating Activities

Net cash used in operating activities was RMB88.2 million (US$12.3 million) in FY 2019, which was primarily attributable to a net loss of RMB498.3 million (US$69.7 million), partially offset by non-cash items of RMB300.4 million (US$42.0 million) and a net working capital inflow of RMB109.8 million (US$15.4 million). The non-cash items of RMB300.4 million (US$42.0 million) were primarily attributable to (i) depreciation and amortization of RMB215.1 million (US$30.1 million) in relation to our renovation cost, (ii) deferred rent of RMB57.6 million (US$8.1 million), which represented the amount by which our straight-lined rental costs exceeded our contractual liability under our lease agreements with landlords, and (iii) impairment loss of RMB46.2 million (US$6.5 million). The net working capital inflow of RMB109.8 million (US$15.4 million) was primarily attributable to (i) an increase in deposits from tenants of RMB49.9 million (US$7.0 million), (ii) a decrease in prepaid rent and deposit of RMB49.8 million (US$7.0 million), (iii) an increase in deferred revenue of RMB17.5 million (US$2.4 million), which represented the portion of prepaid rents within the applicable lock-in period, as the number of occupied rental units increased and less tenants used rental installment loans to finance their rental prepayments, and (iv) an increase in accounts payable of RMB16.3 (US$2.3 million), partially offset by the decrease in amounts due to related parties of RMB29.1 million (US$4.1 million).

Net cash used in operating activities was RMB117.0 million in FY 2018, which was primarily attributable to a net loss of RMB499.9 million, partially offset by non-cash items of RMB392.0 million and a net working capital outflow of RMB9.1 million. The non-cash items of RMB392.0 million were primarily attributable to (i) deferred rent of RMB182.3 million, which represented the amount by which our straight-lined rental costs exceeded our contractual liability under our lease agreements with landlords, (ii) depreciation and amortization of RMB152.3 million in relation to our renovation cost, and (iii) impairment loss of RMB50.6 million. The net working capital outflow of RMB9.1 million was primarily attributable to (i) an increase in prepaid rent and deposit of RMB75.9 million, (ii) an increase in other current assets of RMB21.5 million, and (iii) an increase in amounts due from related parties of RMB10.0 million, partially offset by (i) an increase in accrued expenses and other current liabilities of RMB36.2 million, (ii) an increase in deposit from tenants of RMB32.2 million, and (iii) an increase in deferred revenue of RMB22.2 million, which represented the portion of prepaid rents within the applicable lock-in period, as we expanded our apartment network and increased occupancy rate.

Net cash used in operating activities was RMB43.6 million in FY 2017, which was primarily attributable to a net loss of RMB245.4 million, partially offset by non-cash items of RMB185.2 million and a net working capital inflow of RMB16.7 million. The non-cash items of RMB185.2 million were primarily attributable to (i) depreciation and amortization of RMB101.8 million in relation to our renovation cost, (ii) deferred rent of RMB33.6 million and (iii) impairment loss of RMB22.8 million. The net working capital inflow of RMB16.7 million was primarily attributable to (i) a decrease in other current assets of RMB29.2 million, and (ii) an increase in accrued expenses and other liabilities of RMB27.1 million, partially offset by (i) an increase in advances to suppliers of RMB13.3 million, and (ii) an increase in prepaid rent and deposit of RMB13.0 million.

Investing Activities

Net cash used in investing activities was RMB351.5 million (US$49.2 million) in FY 2019, primarily due to our purchases of property and equipment of RMB341.7 million (US$47.8 million).

Net cash used in investing activities was RMB674.3 million in FY 2018, due to our purchases of property and equipment of RMB674.3 million.

Net cash used in investing activities was RMB285.5 million in FY 2017, due to our purchases of property and equipment of RMB274.1 million and purchases of intangible assets of RMB11.5 million.

Financing Activities

Net cash provided by financing activities was RMB569.6 million (US$79.7 million) in FY 2019. This primarily consisted of (i) proceeds of RMB1,084.3 million (US$151.7 million) from rental installment loans, (ii) proceeds of RMB530.0 million (US$74.2 million) from issuance of preferred shares, net of issuance costs, (iii) proceeds of RMB327.6 million (US$45.8 million) from capital lease and other financing arrangement, and (iv) proceeds of RMB254.0 million (US$35.5 million) from long-term and short-term borrowings, partially offset by (i) the repayment of RMB1,442.8 million (US$201.9 million) of rental installment loans, and (ii) the repayment of RMB128.1 million (US$17.9 million) of long-term and short-term borrowings.

Net cash provided by financing activities was RMB539.5 million in FY 2018. This primarily consisted of proceeds of RMB1,886.2 million from rental installment loans, and proceeds of RMB185.1 million from issuance of preferred shares, partially offset by (i) the repayment of RMB1,523.1 million of rental installment loans, (ii) RMB108.1 million of repayment of long-term debt bank borrowings and (iii) RMB49.0 million of repayment of short-term bank borrowings .

Net cash provided by financing activities was RMB649.5 million in FY 2017. This primarily consisted of proceeds of RMB1,020.9 million from rental installment loans, proceeds of RMB323.0 million from long-term and short-term borrowings, and proceeds of RMB192.3 million from issuance of preferred shares, net of issuance costs, partially offset by (i) the repayment of RMB785.1 million of rental installment loans, (ii) RMB67.0 million of repayment of short-term bank borrowings and (iii) RMB37.8 million of repayment of long-term bank borrowings .

Rental Installment Loans

We cooperate with various commercial banks and other financial institutions to facilitate rental installment loans for our tenants in need. Our tenants can apply for rental installment loans directly from these financial institutions. If the loans are approved by the financial institutions, the proceeds, which represent the total rental payments for the period covered under the lease agreement, are available to us at the inception of the lease and are applied to the tenants’ rental payments on a monthly basis. As of September 30, 2019, we cooperated with 11 financial institutions to finance rental installment loans with annual interest rates between 4.35% and 8.60% and a total outstanding principal balance of RMB756.7 million (US$105.9 million).

Capital Leases and Other Financing Arrangement

In August 2018, we started to cooperate with a rental service company owned by a state-owned bank in apartment sourcing and renovation. Under this model for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. The cooperation has provided us with access to a stable source of low-cost capital to finance our apartment renovation upfront, which helps us scale in a cost-efficient manner. As of September 30, 2019, 24.3% of our total apartments were financed under this cooperation with a total outstanding principal balance of RMB402.1 million (US$56.2 million).

Credit Facilities

In the first quarter of 2019, we entered into a strategic cooperation agreement with Shanghai Huarui Bank Co., Ltd., or SHRB, pursuant to which we were granted a three-year revolving credit line of RMB2.0 billion (US$279.8 million). Of this credit line, RMB450.0 million (US$63.0 million) is for decoration, RMB550.0 million (US$76.9 million) for supply chain financing, and RMB1.0 billion (US$139.9 million) for our guarantee on rental installment loans. The credit line is available by February 2022. The interest rate for this credit facility was fixed at 7.5% per annum. As of September 30, 2019, the total outstanding amount under this credit line was RMB240.0 million (US$33.6 million).

In December 2019, we entered into a loan agreement with Azure Investments Ltd., pursuant to which we were granted a short-term non-revolving credit line of US$35.0 million. The interest rate for this credit facility was fixed at 6.0% per annum. The credit line is available by September 30, 2020. As of the date of this annual report, the total outstanding amount under this credit line was US$25.0 million.

Capital Expenditures

Our capital expenditures were primarily in connection with renovation of our leased-in apartments and procurement of technology, information and operational software and hardware. Our capital expenditures totaled RMB275.7 million, RMB1,000.4 million, and RMB172.1 million (US$24.1 million) in FY 2017, FY 2018 and FY 2019, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Impact of Recently Issued Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 “Summary of Principal Accounting Policies—Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiary, VIE and VIE’s subsidiaries in the PRC. In utilizing the proceeds from the initial public offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. For an increase in the registered capital of any of our PRC subsidiaries, we need to complete certain filing and/or registration procedures with competent authorities, which typically take us one or two months. Some local authorities in the PRC require prior approval before such procedures, according to which we shall file requested documents related to the proposed capital increased on the online integrated registration system. If we provide funding to any of our PRC subsidiaries through loans, the total amount of such loans may not exceed the difference between the total investment as approved by the foreign investment authorities and the registered capital of such PRC subsidiary. Such loans should be registered with the SAFE which usually takes no more than 20 working days to complete. The cost of obtaining such approvals or completing such registration is minimal. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from our offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or other consolidated entities or any newly formed subsidiaries or other consolidated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries and other consolidated entities are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries and other consolidated entities in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of September 30, 2017, 2018 and 2019, we did not incur statutory reserves of our PRC subsidiaries and other consolidated entities as we incurred net loss in FY 2017, FY 2018 and FY 2019. These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries and other consolidated entities are restricted in their ability to transfer their net assets to us in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid-up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB619.1 million, RMB942.4 million and RMB1,332.2 million (US$186.4 million) as of September 30, 2017, 2018 and 2019, respectively.

Furthermore, under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

C. Research and Development, Patents, and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Technology Systems and Infrastructure,” “Item 4. Information on the Company — B. Business Overview — Risk Management,” and “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for FY 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2019:

	Payment due by period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease obligations(1)	6,210,485	995,666	1,871,325	1,840,450	1,503,044
Purchase commitments(2)	23,706	23,706	—	—	—
Long-term debts(3)	274,349	165,629	99,661	4,130	4,929
Short-term debts(3)	65,762	65,762	—	—	—
Rental installment loans(4)	756,749	756,749	—	—	—
Capital lease and other financing arrangement payable(5)	469,280	129,463	209,025	130,439	353

(1)	related to the lease agreements we have entered into for properties which we operate
(2)	related to leasehold improvements and installation of equipment
(3)	including interests to be paid
(4)	see note 2 of our consolidated financial statements included elsewhere in this annual report
(5)	see note 5 of our consolidated financial statements included elsewhere in this annual report

In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. We will pay a consideration of RMB580.0 million (US$81.1 million), subject to adjustments based on the quality of the assets according to the agreements, to this rental service company by the end of 2020. We have not paid this consideration as of the date of this annual report. As of the date of this annual report, we have paid a deposit of approximately RMB200.0 million (US$28.0 million) for this transaction.

G. Safe Harbor

See “Forward-Looking Statements” in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guangjie Jin	46	Founder, chairman of the board of directors and chief executive officer
Gang Xie	47	Director, chief technology officer
Zhaochun Zheng	36	Director, chief operating officer
Youyang Li	43	Director
Wing Cheung Ryan Law	44	Director
Lin Lin	47	Director
Qiong Hong	38	Director
Kaiyu Yao	46	Director
Bing Xiao.	51	Director
Chen Chen	39	Independent director

Directors and Executive Officers	Age	Position/Title
Lin Zhou	60	Independent director
Jackie Qiang You	45	Chief Strategy Officer and Senior Vice President
Zhichen (Frank) Sun	37	Chief Financial Officer

Mr. Guangjie Jin has been our founder, chairman of our board of directors and chief executive officer since our inception in 2012. Mr. Jin is a pioneer in applying innovative mobile internet technology to revolutionize traditional apartment rental. He has years of experience in enterprise management, computer science and law. Prior to founding our company, Mr. Jin was the chairman of the board of Shanghai Jindu Information Technology from January 2010 to May 2012. From December 1999 to December 2009, Mr. Jin worked in two PRC law firms. From July 1994 to November 1999, Mr. Jin was a policeman of Shanghai Public Security Bureau. Mr. Jin is a deputy to the National People’s Congress of Jiading District, Shanghai, a vice president of Shanghai Jiading District committee of China Association for Science and Technology, a vice chairman of the standing committee of Xuhui District Youth Federation and a member of Shanghai Youth Federation. Mr. Jin received his master’s degree in law in 2009 from Shanghai Jiaotong University and bachelor’s degree in engineering in 1997 from Tongji University.

Mr. Gang Xie has been our director and chief technology officer since our inception in 2012. Mr. Xie is also a director of Shanghai Liangzhouban Decoration Co., Ltd. and Shanghai Ziniu Property Management Co., Ltd. Prior to joining our company, he was a platform research and development manager of Shanghai Koss Software Co., Ltd from August 2008 to December 2011. From December 2007 to June 2008, he was a project manager at the mobile phone division of Ping An Insurance (Group) Corporation of China. From February 2005 to November 2007, he was a senior manager and technology director of Handlink Ltd. From September 2000 to January 2005, he was a system architect and project manager of Shanghai Insk Computer Co., Ltd. From August 1995 to August 2000, he was an engineer and project leader of Shanghai Electronic Technology Co., Ltd. Mr. Xie received his bachelor’s degree in engineering in 1995 from Shanghai University of Science and Technology.

Mr. Zhaochun Zheng has been our director and chief operating officer since our inception in 2012. Prior to joining our company, he was an operation director at Shanghai Jindu Information Technology Co., Ltd from January 2011 to December 2012. He was a marketing director of a PRC law firm from January 2009 to December 2010. He studied video advertising at Shanghai Donghai Vocational and Technical College from 2002 to 2005. He also studied at Fudan University from 2006 to 2008.

Mr. Youyang Li has been our director since 2015. Mr. Li is also a founder and partner of Newsion Venture Capital since 2011. From 2009 to 2011, Mr. Li was the general manager of the e-commerce division at Yonyou Software. Mr. Li founded Hengju Network and worked as its general manager from 2004 to 2009. Mr. Li received his master’s degree in business administration from Shanghai Jiao Tong University in 2013 and his bachelor of science degree in information system management from McGill University in 2003.

Mr. Wing Cheung Ryan Law has been our director since 2017. Mr. Law is currently a managing director of Morgan Stanley focusing on the private equity transactions in China. He also serves as directors at Showyu, Noah Education and Renfang. Mr. Law worked at Mount Kellett Capital and founded GCL Capital. Mr. Law received his bachelor’s degree in economics from the University of Chicago in 1998.

Mr. Lin Lin has been our director since 2018. Mr. Lin currently also serves as the managing partner of Crescent Point. From 2005 to 2018, Mr. Lin was a director at the China Investment Banking Division of Credit Suisse. Prior to that, Mr. Lin was an associate at the Investment Banking Division of Morgan Stanley from 2000 to 2004 and a senior associate at Ernst & Young from 1995 to 1998. Mr. Lin received his bachelor’s degree in accounting from Illinois State University in 1995 and his master’s degree in business administration from the University of Chicago in 1999.

Ms. Qiong Hong has been our director since our inception in 2012. Prior to joining our company, Ms. Hong was an HR manager at a PRC law firm from September 2004 to August 2012. Ms. Hong was a store manager of Shanghai Baleno Clothing Co., Ltd. from April 2001 to April 2004. Ms. Hong was major in economic management at Nanjing Political College from September 2005 to June 2008.

Ms. Kaiyu Yao has been our director since our inception in 2012. Prior to joining our company, Ms. Yao was an administration manager in a PRC law firm, from February 2006 to October 2012. Ms. Yao was a marketing manager at Shanghai Johnson Diversey Ltd. from October 2002 to January 2006. Prior to that, Ms. Yao was an assistant to the managing director of Greater China at DiverseyLever Hygiene Ltd. from October 1998 to September 2002 and an assistant to the general manager at Wall’s (China) Co., Ltd. from March 1996 to September 1998. Ms. Yao received her bachelor’s degree in industrial foreign trade from Shanghai University in 1996.

Mr. Bing Xiao has been our director since 2015. Mr. Xiao is also the president of Shenzhen Dachen Caizhi Fortune Venture Capital. From 1995 to 2002, Mr. Xiao was a vice general manager at China Travel Service (Holdings) Hong Kong Limited. From 1990 to 1992, Mr. Xiao worked at the industrial division of the planning committee of Hunan Province. Mr. Xiao received his master’s degree in finance from Jinan University in 1995 and his bachelor’s degree in planning from Renmin University of China in 1990.

Mr. Chen Chen has been our independent director since November 2019. Mr. Chen has served as chief financial officer of Yunji Inc. since May 2018. Mr. Chen has more than 16 years of comprehensive experience in audit and consulting services. Prior to joining Yunji, Mr. Chen was a partner at Deloitte, and had been working in Deloitte since July 2002. Mr. Chen is a member of the Association of International Certified Professional Accountants (AICPA) and China Institute of Certified Public Accountants (CICPA). Mr. Chen received his bachelor’s degree from Shanghai Jiao Tong University in 2002.

Mr. Lin Zhou has been our independent director since November 2019. Mr. Zhou is the university chair professor of Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University since August 2018. Prior to that, Mr. Zhou served as the dean and professor of Antai College of Economics and Management of Shanghai Jiao Tong University from April 2010 to July 2018, a founding deputy director and professor of Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University from September 2008 to April 2010, a WP Carey professor of economics of WP Carey School of Business of Arizona State University from September 2001 to August 2010, an associate professor of department of economics of Duke University from September 1996 to August 2001, and an assistant/associate professor of department of economics of Yale University from September 1989 to August 1996. Mr. Zhou received his PhD in economics from Princeton University in June 1989 and his bachelor’s degree in mathematics from Fudan University in August 1982.

Ms. Jackie Qiang You has been our chief strategy officer & senior vice president since January 2020. She served as our chief financial officer from July 2019 to January 2020. Prior to joining our company, she was the founder and chief executive officer of Yideyuehui Consulting (Beijing) Co., LTD. from 2014 to 2019 and the founder and chief executive officer of Caimai Network Technology Consulting (Beijing) Co., Ltd. from 2017 to 2019. She has years of experience in financial management. Before founding her own companies, she served as a chief financial officer of ChinaCache International Holdings, LTD. (formerly, Nasdaq: CCIH) from 2011 to 2013. From 2009 to 2011, she was a chief financial officer of China Information Technology, Inc. (Nasdaq: CNIT). From 2007 to 2008, she was the head of China investments division of JLF Asset Management. From 2006 to 2007, she was a chief financial officer of Diguang International Development, LTD. From 2004 to 2006, she was a portfolio manager of Sand Hill Advisors. From 2000 to 2004, she was an investment officer of Northern Trust Bank. From 1996 to 1998, she was a marketing officer of Bank of America. She received her bachelor’s degree in economics from Shanghai International Studies University in 1996 and master’s degree in business administration from Arizona State University in 2000. She is a CFA charter holder.

Mr. Zhichen (Frank) Sun has been our chief financial officer since January 2020. He served as our financial director from April 2017 to January 2020. Prior to joining our company, Mr. Sun was an audit senior manager of Ernst & Young LLP, Shanghai office from January 2016 to April 2017. From January 2011 to December 2015, he was an audit manager of Deloitte LLP, Calgary office. From July 2005 to December 2010, he was successively a senior auditor and an audit manager of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Shanghai office. Mr. Sun received his bachelor’s degree in Japanese language and literature from Shanghai International Studies University in 2005. Mr. Sun holds CPA designations in China and Canada.

B. Compensation

For FY 2019, we paid an aggregate of approximately RMB2.2 million (US$0.3 million) in cash to our directors and executive officers. Except as disclosed in this annual report, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. If the executive officer otherwise fails to perform agreed duties, we may terminate employment upon 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time upon mutual agreement or 30-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us upon our request.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) engage directly or indirectly in any business, including his or her own business, related to the development, operation or sales of any same or similar technologies or products, whether as employee, consultant or otherwise; (ii) approach directly or indirectly our clients or customers for the purpose of doing business of the same or a similar nature to our business with such persons or entities that will harm our business relationships with these persons or entities or for purposes of making such persons or entities limit or terminate their business relationship with us; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Stock Options and RSUs

Yijia Inc., a company controlled by Mr. Guangjie Jin, holds shares underlying our share-based awards for persons who contribute to the success of our operations. As of the date of this annual report, we issued 86.0 million ordinary shares to Yijia Inc., which are reserved for share-based awards we have granted, or may grant in the future. As of the date of this annual report, 67.76 million share options are issued and outstanding.

In addition, in September 2019, our board of directors approved our 2019 share incentive plan, or the 2019 Plan, to provide incentives to employees, officers, directors and consultants and promote the success of our business.

Stock Options A

In August 2014, April 2016 and October 2016, we granted an aggregate number of 26.90 million share options to certain of our management, employees and non-employees (“Stock Options A”), 1.06 million of which had been forfeited as of the date of this annual report. The remaining Stock Options A are exercisable into 25.84 million Class B ordinary shares. The exercise price of Stock Options A is RMB2.0 per ordinary share. Stock Options A vest 50% on the first and second calendar year after the year of our initial public offering. All grantees of Stock Options A are restricted from transferring more than 25% of their total converted ordinary shares each year after the exercise date.

Stock Options B

In July 2017, we granted 43.10 million share options to our management and employees (“Stock Options B”), 1.18 million of which had been forfeited as of the date of this annual report. The remaining Stock Options B are exercisable into 41.92 million Class A ordinary shares. The exercise price of Stock Options B is RMB2.0 per ordinary share. Stock Options B vested immediately upon the grant date. All grantees of Stock Options B are restricted from transferring their converted ordinary shares after certain periods subsequent to the date of our initial public offering. If the grantee of Stock Options B resigned from our company before the restricted period lapses, we have the right to repurchase the Stock Options B or ordinary shares at RMB2.0 per Stock Option B or ordinary share.

The following table summarizes, as of the date of this annual report, the outstanding Stock Options A and Stock Options B granted to our directors, officers and other grantees.

Name	Ordinary Shares Underlying Award Granted	Exercise Price (per share)	Date of Grant	Date of Expiration
Guangjie Jin	16,000,000	RMB2.0	August 31, 2014	August 30, 2024
	19,870,000	RMB2.0	July 31, 2017	December 31, 2025
Gang Xie	*	RMB2.0	August 31, 2014	August 30, 2024
Zhaochun Zheng	*	RMB2.0	August 31, 2014	August 30, 2024
Youyang Li	*	RMB2.0	August 31, 2014	August 30, 2024
Qiong Hong	*	RMB2.0	July 31, 2017	December 31, 2025
Kaiyu Yao	*	RMB2.0	July 31, 2017	December 31, 2025
Zhichen (Frank) Sun	*	RMB2.0	July 31, 2017	December 31, 2025
Other	7,090,000	RMB2.0	from August 31, 2014 to July 31, 2017	from August 30, 2024 to December 31, 2025

Total	67,760,000

*	Less than 1% of our total outstanding shares.

RSUs

In 2017, we issued 15.99 million RSUs to a consulting company, out of which 5.2 million RSUs vested immediately upon grant and the remaining 10.79 million RSUs were re-purchasable by us anytime at our discretion with nominal price before certain dates. We determined that RSUs with repurchase rights are not considered issued until the expiration of the repurchase rights. At each of the expiration dates, the corresponding RSUs are considered issued and vested immediately, and a measurement date has been reached. In July 2019, we repurchased 5.19 million RSUs. As of the date of this annual report, no RSU is outstanding.

2019 Share Incentive Plan

The 2019 Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering. We have not granted as of the date of this annual report, and will not grant on or before 270th day from the consummation of our initial public offering, any awards under the 2019 Plan.

The following paragraphs describe the principal terms of our share incentive plan:

Plan Administration. Our board of directors or a committee of one or more members of our board of directors (the “Committee”) will administer the 2019 Plan. The Committee will determine the participants to receive awards, the nature and the amount of each award to be granted to each participant, and the terms and conditions of each award grant.

Type of Awards. The 2019 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the Committee decides.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to employees, consultants, and directors, as determined by the Committee.

Vesting Schedule. In general, the Committee determines the vesting schedule, which is specified in the relevant award agreement. Unless otherwise specified in the 2019 Plan, the term of any award granted under the 2019 Plan shall not exceed ten (10) years.

Exercise of Options. Subject to any specific designation in the 2019 Plan, the Committee determines the exercise price for each award, which is stated in the relevant award agreement. Unless otherwise specified in the 2019 Plan, the maximum exercisable term of options is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient except as otherwise provided in the 2019 Plan, by applicable law and by relevant award agreement.

Termination and Amendment. Unless terminated earlier, the 2019 Plan has a term of ten years. Subject to any specific designation in the 2019 Plan, our board of directors has the authority to amend or terminate the 2019 Plan; provided, however, that any amendment or modification of the maximum number of shares that may be issued under the 2019 Plan shall be determined by at least two-thirds of votes cast by directors in a duly constituted meeting (which, for this purpose, shall include all independent directors to be quorate), including affirmative votes from all independent directors. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient, unless otherwise specified in the 2019 Plan.

C. Board Practices

Our board of directors consists of eleven (11) directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Chen Chen and Lin Zhou. Chen Chen is the chairman of our audit committee. We have determined that each of Chen Chen and Lin Zhou satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the NASDAQ and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Chen Chen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Guangjie Jin, Gang Xie and Youyang Li. Guangjie Jin is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other advisers only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Guangjie Jin, Gang Xie and Qiong Hong. Guangjie Jin is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both – (a) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

The number of directors shall not be less than three (3). No person may be nominated for, or appointed as, a director, nor removed from any such appointment as a director, unless such nomination, appointment or removal has been approved by our nominating and corporate governance committee prior to such nomination, appointment or removal.

Generally, (i) any person appointed as a director as of the closing date of our IPO shall hold office for a period of three (3) years from the closing date of our initial public offering, or such other term as may be approved in the resolution appointing them; and (ii) any person appointed as a director after the closing date of our IPO shall hold office for a period of three (3) years from the date of such appointment, or such other term as may be approved in the resolution appointing them. Each director shall hold office until the expiration of his term, or his resignation, removal or retirement from our board of directors, or his disqualification as a director.

A retiring director shall be eligible for re-election from the date commencing six (6) months prior to the date of expiry of his term of office, and shall continue to act as a director throughout the meeting at which his re-election is considered. Where the retirement of any director would cause the number of directors to fall below the minimum number required pursuant to our amended and restated articles of association, then such director shall continue to act as a director until the appointment of such additional director(s) as would not result in the director’s retirement causing the number of directors to fall below the minimum number required pursuant to our amended and restated articles of association, at which time they shall retire.

Subject to our amended and restated articles of association and the applicable Law, the shareholders may by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors. In addition, the directors shall have the power from time to time and at any time, by the affirmative vote of a majority of the directors present and voting at a meeting of our board of directors, to appoint any person as a director to fill a casual vacancy on our board of directors or as an addition to the existing board of directors.

No director shall be required to hold any shares of our company by way of qualification and a director who is not a shareholder shall be entitled to receive notice of and to attend and speak at any general meeting of our company and of all classes of shares of our company.

Subject to any provision to the contrary in our amended and restated memorandum and articles of association, a director may, at any time before the expiration of his or her period of office (notwithstanding anything in our amended and restated memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under any such agreement)) be removed by way of either (a) a special resolution of the shareholders; or (b) the affirmative vote of two-thirds of the other directors present and voting at a board meeting; or (c) a resolution in writing (which complies with the requirements of the provisos contained in article 119 of our amended and restated memorandum and articles of association) signed by all the directors other than the director being removed.

The office of a director shall be vacated if the director (a) resigns his or her office by notice delivered to our company at the office or tendered at a meeting of our board of directors, or (b) becomes of unsound mind or dies, or (c) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three (3) consecutive times, unless our board of directors resolves that his or her office not be vacated, or (d) becomes bankrupt or has a receiving order made against him or her or suspends payment or compounds with his or her creditors, or (e) is prohibited by law from being a director, or (f) ceases to be a director by virtue of any provision of the statutes or is removed from office pursuant to our amended and restated memorandum and articles of association, or (g) for any director that is not an independent director, without special leave of absence from our board of directors, is absent from more than fifty per cent (50%) of our weekly management meetings in any financial year, unless our board of directors resolves that his or her office not be vacated; or (h) for any director that is not an independent director, without special leave of absence from our board of directors, is present at the premises of our company, or any of our subsidiaries, for less than 60 business days in any financial year, unless our board of directors resolves that his or her office not be vacated.

Each director shall use his or her best efforts to attend all meetings of our board of directors. Any director may at any time appoint another director to be his or her alternate director. Any such appointment shall be in respect of a specific meeting of directors only and such appointment shall automatically cease upon termination of such meeting. An alternate director may also be removed as an alternate director at any time by the director who appoints him or her.

D. Employees

As of September 30, 2017, 2018 and 2019, we had 452, 1,222 and 775 employees, respectively. Substantially all of our employees are based in China. The table below shows the number of our employees by function as of September 30, 2019.

Function	Number of Employees
Sourcing	48
Apartment marketing	148
Apartment leasing, tenant relations and property maintenance*	346
Research and development	101
Other	132

Total	775

*	Including 229 employees who were apartment managers. In addition to our own employees, we had 668 apartment managers from our outside contractors as of September 30, 2019.

The number of employees decreased from 1,222 as of September 30, 2018 to 775 as of September 30, 2019 mainly attributable to (i) the decrease of apartment managers as we optimized our labor efficiency and fewer new rental units were contracted during FY 2019 and (ii) the decrease in the number of employees in the research and development team as we optimized our research and development system and improved the efficiency.

We have a well-trained and motivated workforce, and an effective training program to develop our operations and management staff to manage its rapidly expanding apartment network. Our Qingke College, together with regional management teams, offers structured training programs for sales, sourcing, and corporate staff. Our apartment sourcing team and sales staff are required to attend a three-day new-hire training program offered by our Qingke College covering topics such as Qingke corporate culture, sales and marketing, Qingke office software skills, sourcing skills, tenant service, and apartment operation standards. Our managers also attend team management, financial, and human resource management courses. In FY 2019, our operations and management staff on average received approximately 60 and 30 hours of training, respectively.

We have a comprehensive review and incentive system that aligns performance and compensation as well as internal promotions, which also enable us to motivate and retain our workforce. For example, a substantial portion of sourcing and sales staff’s salary is based on their performance. In addition, at the end of each month, employees whose performance ranks bottom 20% will be required to attend compulsory trainings, half of whom may be discharged if their performance does not fulfil the requirements of their positions after such trainings.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2019 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 1,436,010,850 ordinary shares outstanding as of December 31, 2019, consisting of 1,065,292,221 Class A ordinary shares and 370,718,629 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares on an as-converted basis		Aggregate voting power***
	Number	%	Number	%	Number	%	%
Directors and Executive Officers**:
Guangjie Jin(1)	—	—	370,718,629	100.0%	370,718,629	25.8%	77.7%
Gang Xie	—	—	—	—	—	—	—
Zhaochun Zheng	—	—	—	—	—	—	—
Youyang Li(5)	125,361,929	11.8%	—	—	125,361,929	8.7	2.6%
Wing Cheung Ryan Law.	—	—	—	—	—	—	—
Lin Lin	—	—	—	—	—	—	—
Qiong Hong	*	*	—	—	*	*	*
Kaiyu Yao	*	*	—	—	*	*	*
Bing Xiao	—	—	—	—	—	—	—
Chen Chen	—	—	—	—	—	—	—
Lin Zhou	—	—	—	—	—	—	—
Jackie Qiang You	—	—	—	—	—	—	—
Zhichen (Frank) Sun	*	*	—	—	*	*	*
All Directors and Executive Officers as a Group	125,361,929	11.8%	370,718,629	100.0%	496,080,558	34.5%	80.3%
Principal Shareholders:
Bill.Com Inc.(2)	—	—	190,329,080	51.3%	190,329,080	13.3%	39.9%
Yijia Inc.(3)	—	—	180,389,549	48.7%	180,389,549	12.6%	37.8%
Crescent Capital Investments Ltd. and its affiliated entities(4)	411,030,956	38.6%	—	—	411,030,956	28.6%	8.6%
Newsion One Inc. and Newsion Two Inc.(5)	125,361,929	11.8%	—	—	125,361,929	8.7%	2.6%
SAIF IV Consumer (BVI) Limited(6)	120,000,000	11.3%	—	—	120,000,000	8.4%	2.5%
North Haven Private Equity Asia Harbor Company Limited(7)	120,000,000	11.3%	—	—	120,000,000	8.4%	2.5%
Youzhen Inc.(8)	61,017,386	5.7%	—	—	61,017,386	4.2%	1.3%

*	Less than 1% of our total outstanding shares.

**

Except as indicated otherwise below, the business address of our directors and executive officers is Suite 1607, Building A, No.596 Middle Longhua Road, Xuhui District, Shanghai, 200032, People’s Republic of China.

***

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class and on an as-converted basis. Each Class A ordinary shares is entitled to one vote per share. Each Class B ordinary share is entitled to ten (10) votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)

Represents (i) 190,329,080 Class B ordinary shares held by Bill.Com Inc. (see note (2) below); and (ii) 180,389,549 Class B ordinary shares held by Yijia Inc. (see note (3) below), including 19,870,000 Class A ordinary shares that Mr. Jin has the right to acquire upon the exercise of his Stock Options B within 60 days after the date of this annual report.

(2)	Represents 190,329,080 Class B ordinary shares held by Bill.Com Inc., a British Virgin Islands company. Guangjie Jin is the sole shareholder of Bill.Com Inc.
(3)

Represents 180,389,549 Class B ordinary shares held by Yijia Inc., a British Virgin Islands company. Yijia Inc. is wholly owned by Shanghai Yijia Investment Consultation Co. Ltd., a PRC company. 90% of all the issued and outstanding shares of Shanghai Yijia Investment Consultation Co. Ltd. are owned by Shanghai Yijia Chuangye Investment Center LLP, a PRC limited liability partnership whose general partner is Shanghai Jinglan Enterprise Management Consultation Co., Ltd.

(4)

Represents (i) 314,539,304 Class A ordinary shares held by CP QK Singapore Pte Ltd., a Singapore company and (ii) 96,491,652 Class A ordinary shares held by Innovative Housing Solutions Pte. Ltd, a Singapore company, as reported in the Schedule 13G filed by Crescent Capital Investments Ltd., among others, on February 13, 2020. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. All of the voting power of Innovative Housing Solutions Pte. Ltd is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. The majority of CRESCENT GP LTD.’s voting power is held by David McKee Hand.

(5)

Represents (i) 76,471,510 Class A ordinary shares held by Newsion One Inc., a British Virgin Islands company, and (ii) 48,890,419 Class A ordinary shares held by Newsion Two Inc., a British Virgin Islands company. Newsion One Inc. and Newsion Two Inc. are wholly owned by Youyang Li.

(6)

Represents 120,000,000 Class A ordinary shares held by SAIF IV Consumer (BVI) Limited, a British Virgin Islands company. SAIF IV Consumer (BVI) Limited is wholly owned by SAIF Partners IV L.P. which is registered in Cayman Islands. The general partner of SAIF Partners IV L.P. is SAIF IV GP, L.P. The general partner of SAIF IV GP, L.P. is SAIF IV GP Capital Ltd. Andrew Y. Yan is the sole shareholder of SAIF IV GP Capital Ltd.

(7)

Represents 120,000,000 Class A ordinary shares held by North Haven Private Equity Asia Harbor Company Limited, a Cayman Islands company, as reported in the Schedule 13G filed by Morgan Stanley, among others, on February 12, 2020, which is ultimately controlled by Morgan Stanley, a Delaware company listed on New York Stock Exchange.

(8)

Represents 61,017,386 Class A ordinary shares held by Youzhen Inc., a British Virgin Islands company, as reported in the Schedule 13G filed by Youzhen Inc., among others, on February 14, 2020. Youzhen Inc. is wholly owned by Shanghai Youzhen Investment Consultation Co., Ltd., a PRC company. Shanghai Youzhen Investment Management Center LLP holds 90% of the issued and outstanding shares of Shanghai Youzhen Investment Consultation Co., Ltd. The general partners of Shanghai Youzhen Investment Management Center LLP are Guiying Song (who is also the executive partner), Wanping Xie and Wen Shi.

To our knowledge, 93,150,000 class A ordinary shares, representing approximately 6.5% of our total outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, our depositary. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the VIE and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value added telecommunications services in China. As a result, we currently conduct our value-added telecommunication services business through Q&K E-Commerce, our variable interest entity, based on a series of contractual arrangements. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Options and RSUs.”

Transactions with Shanghai Xulong Trading Co., Ltd. (“Shanghai Xulong”)

Shanghai Xulong is an entity formerly controlled by the parents of Mr. Guangjie Jin, our founder and chief executive officer. We purchased (i) property and equipment of RMB12.2 million (US$1.7 million), (ii) storage and logistic service of RMB4.6 million (US$0.6 million) and (iii) marketing service of RMB9.7 million (US$1.4 million) in FY 2019 from Shanghai Xulong to furnish our rental apartments.

Mr. Jin’s parents disposed all of their equity interest in Shanghai Xulong in April 2019, and Shanghai Xulong has ceased to be our related party.

Transactions with Shanghai Laiguan Property Management Co., Ltd. (“Shanghai Laiguan”)

Shanghai Laiguan is an entity controlled by certain shareholders of us. We purchased the labor outsourcing service of RMB43.0 million (US$6.0 million) in FY 2019 from Shanghai Laiguan to outsource our apartment management service.

As of September 30, 2019, we had RMB1.0 million (US$0.1 million) due from Shanghai Laiguan.

Transactions with Shanghai Qingji Property Management Co., Ltd.

Shanghai Qingji Property Management Co., Ltd. is an entity controlled by certain shareholders of us. We purchased the labor outsourcing service of RMB41.2 million (US$5.8 million) in FY 2019 from Shanghai Qingji Property Management Co., Ltd. to outsource our apartment management service.

As of September 30, 2019, we had RMB0.7 million (US$0.1 million) due to Shanghai Qingji Property Management Co., Ltd.

Transactions with Shanghai Qingke Robot Technology Company Limited (“Qingke Robot”)

Qingke Robot, currently known as Shanghai Yangsi Robot Technology Company Limited, is formerly an affiliate of Mr. Guangjie Jin, our founder and chief executive officer. We purchased value-added service of RMB28.3 million (US$4.0 million) in FY 2019 from Qingke Robot.

Mr. Jin disposed all of his equity interest in Qingke Robot in March 2019, and Qingke Robot has ceased to be our related party.

Transactions with Shanghai Yijia Chuangye Investment Center LLP (“Yijia Chuangye”)

Yijia Chuangye is a special purpose entity controlled by Mr. Guangjie Jin, our founder and chief executive officer and is maintained to hold shares as share-based compensation awards to our employees. As of September 30, 2019, we had RMB4.4 million (US$0.6 million) due from Yijia Chuangye. Such amounts represented our loans to Yijia Chuangye, which were interest free and payable on demand. Yijia Chuangye used such amounts to purchase our shares, and the outstanding amounts have been repaid.

Transactions with Shanghai Yijia Property Management Co., Ltd. (“Yijia Property”)

Yijia Property is an entity controlled by certain shareholders of us. As of September 30, 2019, we had RMB2.4 million (US$0.3 million) due to Yijia Property. Such amounts represented utility fees Yijia Property paid for us.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any legal, arbitration, or administrative proceedings that our management believes could have a material adverse effect on our business, financial position or results of operations. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business or otherwise. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any plan to pay any cash dividends on our ordinary shares in the foreseeable future and intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Relating to Dividend Distribution” and “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities — D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing 30 of our Class A ordinary shares, have been listed on the NASDAQ Global Market since November 5, 2019. Our ADSs trade under the symbol “QK.” In FY 2017, FY 2018 and FY 2019, no significant trading suspensions occurred.

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for our ADSs is the NASDAQ Global Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time and the Companies Law of the Cayman Islands, and the common law of the Cayman Islands.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our Class A and Class B ordinary shares.

Objects of Our Company

Under our amended and restated memorandum of association, the objects for which our company is established are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Voting Rights. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Except as required by applicable law and subject to the amended and restated memorandum and articles of association, holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all matters submitted to a vote of the shareholders.

At any general meeting on a poll, every shareholder holding Class A ordinary shares present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative shall have one (1) vote for every fully paid Class A ordinary share of which he is the holder; and every shareholder holding Class B ordinary shares present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative shall have ten (10) votes for every fully paid Class B ordinary share of which he is the holder.

A resolution put to the vote of a meeting shall be decided by way of a poll save that the chairman of the meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case (i) every shareholder holding Class A ordinary shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy(ies) shall have one (1) vote, and (ii) every shareholder holding Class B ordinary shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy(ies) shall have ten (10) votes, provided that, notwithstanding anything contained in our amended and restated memorandum and articles of association, where more than one proxy is appointed by a shareholder which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. For the purposes of our amended and restated memorandum and articles of association, procedural and administrative matters are those that (i) are not on the agenda of the general meeting or in any supplementary circular that may be issued by us to the shareholders; and (ii) relate to the chairman’s duties to maintain the orderly conduct of the meeting and/or allow the business of the meeting to be properly and effectively dealt with, whilst allowing all shareholders a reasonable opportunity to express their views.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions contained in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share that is not a fully paid up share to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up ordinary share capital, the assets will be distributed so that the losses are borne by our holders of ordinary shares proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The Companies Law and our amended and restated articles of association permit us to purchase our own shares. In accordance with our amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of our board of directors, or (ii) a majority of our board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series), and nothing in the amended and restated memorandum and articles of association shall give any shareholder or shareholders the right to call a class or series meeting. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

A quorum required for a meeting of shareholders consists of one or more shareholders present in person or by proxy representing not less than one-third of all voting power of the company’s share capital in issue. (i) A majority of our board of directors, or (ii) the chairman of our board of directors, or (iii) any director, where required to give effect to a requisition received under the amended and restated memorandum and articles of association, may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

Any one or more shareholders holding at the date of deposit of the requisition not less than two-thirds of the voting power of our share capital in issue carrying the right of voting at general meetings of our company shall at all times have the right, by written requisition to our board of directors or our secretary, to require an extraordinary general meeting to be called by our board of directors for the transaction of any business permitted by the Companies Law or the amended and restated memorandum and articles of association (subject to the below) as specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty-one (21) days of such deposit our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself or herself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by us.

A meeting requisitioned under the amended and restated memorandum and articles of association shall not be permitted to consider or vote upon (A) any resolutions with respect to the election, appointment or removal of directors or with respect to the size of our board of directors, unless such proposal is first approved by our nominating and corporate governance committee; or (B) other than a special resolution in respect of the appointment or removal of any director, any special resolution or any matters required to be passed by way of special resolution pursuant to the amended and restated memorandum and articles of association or the Companies Law. Written notice shall be given not less than ten days before the date of any general meeting.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, in our amended and restated memorandum and articles of association we provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “—H. Documents on Display.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Proceedings of the Directors

Our board of directors may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes, other than (i) any removal of any person as a director, or (ii) any appointment or removal of any person as the chairman of our board of directors, or (iii) any removal of any person as chairman or other member of any committee of our board of directors which, in each case, shall be determined by a resolution passed by a majority of not less than two-thirds of votes cast by such directors as, being entitled so to do, vote at a meeting of our board of directors. In the case of any equality of votes, the chairman of the meeting shall have an additional or casting vote. A meeting of our board of directors may be convened by (i) the chairman of our board of directors, or (ii) a majority of the directors. Our secretary shall convene a meeting of our board of directors whenever so required to do by the chairman of our board of directors or a majority of the directors by notice in writing to each director. A meeting of our board of directors may be called by not less than two (2) clear days’ notice. A meeting of our board of directors may be called by shorter notice if it is so agreed by all the directors entitled to attend and vote at such a meeting. Any notice of a meeting of our board of directors shall (i) specify the time and place of the meeting, and (ii) set out in reasonable detail the nature of the business to be discussed at the meeting. Notice may be given in writing or by telephone or in such other manner as our board of directors may from time to time determine.

A resolution in writing signed by all the directors (other than in the circumstances set out in article 85 in our amended and restated memorandum and articles of association) except such as are temporarily unable to act due to ill-health or disability shall (provided that (i) the circulation of such resolutions has the prior approval of, and is initiated by, the chairman of our board of directors, (ii) such number of signatories includes the chairman of our board of directors and is sufficient to constitute a quorum, and (iii) further provided that a copy of such resolution has been given or the contents thereof communicated to all the directors for the time being entitled to receive notices of board meetings in the same manner as notices of meetings are required to be given by our amended and restated memorandum and articles of association) be as valid and effectual as if a resolution had been passed at a meeting of our board of directors duly convened and held.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq rules in lieu of following home country practice. The Nasdaq rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our amended and restated articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the subject of the offer, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Our amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting (see above). As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings though we may do so.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to any provision to the contrary in our amended and restated memorandum and articles of association, a director may, at any time before the expiration of his or her period of office (notwithstanding anything in our post-offering amended and restated memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under any such agreement)) be removed by way of either (a) an ordinary resolution of the shareholders; or (b) the affirmative vote of a majority of the remaining directors present and voting at a board meeting; or (c) a resolution in writing (which complies with the requirements of the provisos contained in article 119 of our amended and restated memorandum and articles of association) signed by all the directors other than the director being removed.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of us. The undertaking is for a period of twenty years from March 8, 2018.

Payments of dividends and capital in respect of the shares of our company will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

Certain stamp duties may be applicable, from time to time, on certain instruments executed in or brought into the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We do not believe that Q&K International Group Limited meets all of the conditions above. Q&K International Group Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that Q&K International Group Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Q&K International Group Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Q&K International Group Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Q&K International Group Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our Class A ordinary shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Class A ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold Class A ordinary shares or ADSs as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, tax exempt entities, partnerships (including any entities treated as partnerships for U.S. federal income tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by vote or value), persons holding Class A ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class A ordinary shares or ADSs.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Class A ordinary shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Class A ordinary shares or ADSs.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the Class A ordinary shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under non-U.S., state, local or other tax laws.

ADSs

In general, a U.S. Holder of ADSs will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying Class A ordinary shares that are represented by those ADSs.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our Class A ordinary shares or ADSs (including amounts, if any, withheld to reflect PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of Class A ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term and hedged positions, the dividends received by a non-corporate U.S. Holder with respect to the Class A ordinary shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the Class A ordinary shares or ADSs will be treated as qualified dividends if:

•

the Class A ordinary shares or ADSs on which the dividend is paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

Our ADSs are listed on the NASDAQ Global Market, and the ADSs qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, the manner in which we conduct our business and the relevant market data, we do not believe we were a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year. In addition, based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate becoming a PFIC for our 2020 taxable year or in the foreseeable future. We could be treated as a PFIC, however, if our rental income in any particular taxable year is not treated as “active” rental income for U.S. federal income tax purposes, as discussed under “Passive Foreign Investment Company Rules”.

Because the Class A ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to the Class A ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders of Class A ordinary shares or ADSs should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in light of their own particular circumstances.

In the event that we are deemed to be a PRC-resident enterprise under the PRC Enterprise Income Tax Law (see “— People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “Treaty.” If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. Dividend distributions with respect to our Class A ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional ADSs or Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of ADSs or Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” upon a sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in the amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the ADSs or Class A ordinary shares. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADS or Class A ordinary shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or Class A ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a PRC tax is imposed on the sale or other disposition, a U.S. Holder that does not receive significant foreign-source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. However, in the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such holder may elect to treat such gain as PRC-source gain under the Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ADSs or Class A ordinary shares.

Deposits and withdrawals of Class A ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules.

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

•	75 percent or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent or the asset test.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although the law in this regard is not entirely clear, we treat our VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it.

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable years ending September 30, 2019 and September 30, 2018, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of our VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the treatment of our rental income as active for purposes of these tests depends upon whether we conduct sufficient marketing or other activities with respect to the rented properties in each taxable year to meet the requirements for an active rental business under applicable Treasury regulations, which may be uncertain. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our Class A ordinary shares or ADSs and such U.S. Holder does not make a mark-to-market election, as described below, the U.S. holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, distributions that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Class A ordinary shares or ADSs) and gain that the U.S. Holder recognizes on the sale of our ordinary shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its Class A ordinary shares or ADSs. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares or ADSs, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our Class A ordinary shares or ADSs unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service (“IRS”) Form 8621. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her Class A ordinary shares or ADSs at death.

A U.S. Holder may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the NASDAQ Global Market). It should also be noted that it is intended that only the ADSs and not the Class A ordinary shares will be listed on the NASDAQ Global Market. Consequently, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the U.S. Holder’s basis in those ADSs and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its ADSs over their fair market value at year-end, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s ADSs in a year in which we are PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-mark election.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. Holders should consult their own tax advisors about the possible application of the PFIC rules to any of our subsidiaries.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Class A ordinary shares and the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Class A ordinary shares or the ADSs, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Class A ordinary shares that are paid to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 (Registration No. 333-234112) under the Securities Act to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed a related registration statement on Form F-6 (Registration No. 333-234252) with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for rental installment loans, capital leases and other financing arrangement, and bank borrowings. The interest rate risk may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control. We may incur additional borrowings or other facilities in the future. Significant increases in interest rates may have an adverse impact on our earnings if we are unable to source rental apartments with rental rates high enough to offset the increase in interest rates for the rental installment loans, capital leases and other financing arrangement, and bank borrowings.

The sensitivity analysis below has been determined based on the exposure to interest rates for interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2019. The analysis is prepared assuming that those balances outstanding as of September 30, 2018 and 2019 were outstanding for the whole financial year. A 1.0% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2019, a 1.0% increase or decrease in each applicable interest rate would add or deduct RMB12.4 million (US$1.7 million) to our interest expense in FY 2019.

This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. In addition, in the event of a change of such magnitude, we would consider taking actions to mitigate our exposure to the change. However, because of the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure. We have not used any derivative financial instruments to manage our interest risk exposure.

Foreign Exchange Risk

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the RMB against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase the volatility in the trading value of the Renminbi against foreign currencies. The (depreciation) /appreciation of the U.S. dollar against the Renminbi was approximately (0.2)%, 3.2% and 4.1% in FY 2017, FY 2018 and FY 2019, respectively. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

As substantially all of our revenues and expenses are denominated in Renminbi, we do not believe that we currently have any significant direct foreign exchange risk, and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. In addition, the reporting currency of our company is Renminbi, the functional currency of our company is U.S. dollars, and the functional currency of our subsidiaries is their local currencies, which is Renminbi for our operating subsidiaries. Any significant revaluation of U.S. dollars may materially and adversely affect our earnings and shareholders’ deficits in Renminbi given that a portion of our cash and cash equivalents are denominated in U.S. dollars. A 5% depreciation of U.S. dollars against Renminbi may increase loss and shareholders’ deficits by RMB114.0 thousand (US$15.9 thousand) for FY 2019.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Expenses

An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For FY 2019, we did not receive reimbursement from the depositary.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-234112) in relation to our initial public offering, which was declared effective by the SEC on November 4, 2019. In November 2019, we completed our initial public offering in which we issued and sold an aggregate of 2,700,000 ADSs (excluding ADSs offered in the exercise of the over-allotment options), representing 81,000,000 Class A ordinary shares. In November 2019, the underwriters for our initial public offering exercised all of their over-allotment options to purchase an addition of 405,000 ADSs. The net proceeds we received from the initial public offering and the exercise of over-allotment options totaled US$44.5 million. Morgan Stanley & Co. LLC and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering.

For the period from November 4, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to the date of this annual report, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$6.4 million, which included US$3.9 million in underwriting discounts and commissions for the initial public offering and approximately US$2.5 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from November 4, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to the date of this annual report, we used (i) RMB229.2 million (US$33.1 million) of the net proceeds from our initial public offering to expand our apartment network, primarily consisting of a deposit of approximately RMB200.0 million (US$28.0 million) for the acquisition of lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company in early 2020, and a deposit of approximately RMB22.5 million (US$3.1 million) to secure the acquisition of lease contracts with landlords and tenants and related fixtures and equipment for certain rental units in Tianjin from another rental service company in December 2019, and (ii) RMB44.2 million (US$6.4 million) of the net proceeds from our initial public offering for general use. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of September 30, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of September 30, 2018 and 2019 and for FY 2017, FY 2018 and FY 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to (a) formalize and carry out key controls over financial reporting, (b) properly address complex accounting issues and (c) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and lack of a comprehensive accounting policy manual and closing procedure manual for its finance department to convert its primary financial information prepared under accounting principles generally accepted in the PRC into U.S. GAAP and (ii) absence of audit committee and internal audit function to establish formal risk assessment process and internal control framework.

We established an audit committee in November 2019. We have also engaged an internal control consultant to help us establish and improve our internal controls. We are in the process of implementing a number of measures to address the material weaknesses that have been identified, including: hiring additional accounting staff with appropriate understanding of U.S. GAAP and SEC reporting requirements, training the existing financial reporting personnel and engaging an independent third-party consultant to assist in establishing processes and oversight measures to comply with the requirements of Sarbanes-Oxley Act. We also plan to take other steps to strengthen our internal control over financial reporting, including formalizing a set of comprehensive U.S. GAAP accounting manuals, enhancing our internal audit function independently led by audit committee, hiring more qualified internal auditors to strengthen our overall governance, providing relevant training to our accounting personnel and upgrading our financial reporting system to streamline monthly and year-end closings and integrate financial and operating reporting systems. However, we cannot assure you that we will remediate our material weaknesses in a timely manner.

Changes in Internal Control over Financial Reporting

Changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting are described in the above section and the following.

In January 2020, Ms. Jackie Qiang You was promoted from chief financial officer to chief strategy officer and senior vice president, and Mr. Zhichen (Frank) Sun was promoted from finance director to chief financial officer.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Chen Chen, our independent director (under the standards set forth under Rule 5605(a)(2) of the NASDAQ Marketplace Rules and Rule 10A-3 under the Exchange Act) is an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2019. We have posted a copy of our code of business conduct and ethics on our website at http://ir.qk365.com/static-files/f3b7f9ae-914c-4059-9f2f-ebf9a7268429, where you can obtain a copy without charge.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	FY 2018		FY 2019
	RMB	US$	RMB	US$
	(in thousands)
Audit fees(1)	63,615	890	5,575	780
Total	63,615	890	5,575	780

(1)

Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements, review of our quarterly financial statements and services related to our initial public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards. We opt to follow our home country practices and rely on certain exemptions provided by the NASDAQ Global Market corporate governance listing standards to a foreign private issuer, including exemptions from the requirements to have:

•	majority of independent directors on our board of directors;

•	a minimum of three members in our audit committee;

•	only independent directors being involved in the selection of director nominees and determination of executive officer compensation;

•	regularly scheduled executive sessions of independent directors; and

•	a quorum of annual general meeting which is no less than 33 1/3% of our outstanding shares.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ Global Market corporate governance requirements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and owners and holders of American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-234252), as amended, initially filed with the Securities and Exchange Commission on October 18, 2019).

2.4*	Description of Securities

4.1	2019 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.3	English translation of the form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.4	English translation of the executed equity pledge agreement entered into by and among Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce dated April 21, 2015 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

Exhibit Number	Description of Document

4.5	English translation of the executed shareholder voting proxy agreement entered into by and among Q&K Investment Consulting, Q&K E-Commerce, Xiamen Siyuan Investment Management Co., Ltd., Guangjie Jin and Bing Xiao dated April 21, 2015 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.6	English translation of the Spouse Consent Letter signed by the spouse of Mr. Bing Xiao dated April 14, 2015 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.7	English translation of the executed exclusive technology service agreement entered into by and between Q&K Investment Consulting and Q&K E-Commerce dated April 21, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.8	English translation of the executed exclusive option agreement entered into by and among Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.9	English translation of the executed strategic cooperation agreement entered into by and between SHRB and Shanghai Qingke Public Rental Housing Leasing Management Co., Ltd. dated February 21, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.10*	Loan agreement between the Registrant and Azure Investments Ltd. dated December 18, 2019

8.1*	Significant Subsidiaries and VIE of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of JunHe LLP

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	To be filed by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Q&K International Group Limited

By:	/s/ Guangjie Jin
Name:	Guangjie Jin
Title:	Chairman of the Board of Directors and Chief
Executive Officer

Date: February 18, 2020

Q&K INTERNATIONAL GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Q&K International Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Q&K International Group Limited (the “Company”), its subsidiaries and consolidated variable interest entities (the “Group”) as of September 30, 2018 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the three years in the period ended September 30, 2019, and the related notes and financial statement schedule in Schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2018 and 2019, the results of their operations and their cash flows for each of the three years in the period ended September 30, 2019, are in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined and consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

February 18, 2020

We have served as the Group’s auditor since 2019.

Q&K INTERNATIONAL GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2018	2019
	RMB	RMB	USD (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	103,752	159,799	22,357
Restricted cash	15,000	91,015	12,733
Accounts receivable, net of allowance of nil as of September 30, 2018 and 2019	475	1,306	180
Amounts due from related parties	22,505	5,587	782
Prepaid rent and deposit	170,683	128,213	17,938
Advances to suppliers	17,079	64,028	8,958
Other current assets	118,445	146,559	20,504

Total current assets	447,939	596,507	83,452

Non-current assets:
Property and equipment, net	1,320,822	1,185,311	165,831
Intangible assets, net	1,232	1,248	175
Land use rights	11,021	10,734	1,502
Other assets	389	5,946	832

Total non-current assets	1,333,464	1,203,239	168,340

Total assets	1,781,403	1,799,746	251,792

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
LIABILITIES (including amounts of the consolidated VIEs without recourse to the Company, see Note 2)
Current liabilities:
Accounts payable	430,989	277,103	38,768
Amounts due to related parties	32,219	3,121	437
Deferred revenue	61,051	78,540	10,988
Short-term debt	132,048	319,103	44,644
Rental installment loans	1,108,097	756,749	105,873
Deposits from tenants	113,325	163,203	22,833
Accrued expenses and other current liabilities	92,154	99,292	13,891

Total current liabilities	1,969,883	1,697,111	237,434

Non-current liabilities:
Long-term debt	165,479	428,345	59,928
Long-term deferred rent	341,303	387,739	54,247
Contingent earn-out liabilities	83,872	97,417	13,629

Total non-current liabilities	590,654	913,501	127,804

Total liabilities	2,560,537	2,610,612	365,238

Commitments and contingencies (Note 13)

Q&K INTERNATIONAL GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2018	2019
	RMB	RMB	USD (Note 2)
Mezzanine equity:
Series B convertible redeemable preferred shares (US$0.00001 par value, 160,000,000 shares authorized, issued and outstanding; liquidation value of RMB202,312 and RMB233,350 as of September 30, 2018 and 2019, respectively)	205,723	316,765	44,317
Series C convertible redeemable preferred shares (US$0.00001 par value, 120,000,000 shares authorized, issued and outstanding; liquidation value of RMB242,530 and RMB287,231 as of September 30, 2018 and 2019, respectively)	235,681	272,633	38,143
Series C-1 convertible redeemable preferred shares (US$0.00001 par value, 103,500,000 shares authorized, issued and outstanding; liquidation value of RMB221,064 and RMB255,213 as of September 30, 2018 and 2019, respectively)	202,639	236,320	33,062
Series C-2 convertible redeemable preferred shares (US$0.00001 par value, 273,360,850 shares authorized, issued and outstanding; liquidation value of RMB595,962 as of September 30, 2019)	—	599,767	83,910

Total mezzanine equity	644,043	1,425,485	199,432

Shareholders’ deficit:
Ordinary shares (US$0.00001 par value per share; 3,500,000,000 shares authorized; 430,450,490 shares issued and outstanding as of September 30, 2018 and 2019)	27	27	4
Series A non-redeemable preferred shares (US$0.00001 par value; 255,549,510 shares authorized, issued and outstanding as of September 30, 2018 and 2019)	35,777	35,777	5,005
Additional paid-in capital	—	—	—
Accumulated deficit	(1,478,466)	(2,275,924)	(318,414)
Accumulated other comprehensive income (loss)	1,713	(5,908)	(827)

Total Q&K International Group Limited shareholders’ deficit	(1,440,949)	(2,246,028)	(314,232)
Noncontrolling interest	17,772	9,677	1,354

Total shareholder’s deficit	(1,423,177)	(2,236,351)	(312,878)

Total liabilities, mezzanine equity and shareholders’ deficit	1,781,403	1,799,746	251,792

The accompanying notes are an integral part of these consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2017	2018	2019
	RMB	RMB	RMB	USD (Note 2)
Net revenues:
Rental service	508,910	796,940	1,089,164	152,380
Value-added services and others	13,827	92,997	144,606	20,231

Total net revenues	522,737	889,937	1,233,770	172,611

Operating costs and expenses:
Operating cost (including costs charged by related parties of RMB18,777, RMB63,444 and RMB52,034 for the years ended September 30, 2017, 2018 and 2019, respectively)	(547,618)	(897,959)	(1,304,992)	(182,575)
Selling and marketing expenses (including expenses charged by related parties of RMB13,086, RMB28,931 and RMB55,774 for the years ended September 30, 2017, 2018 and 2019, respectively)	(42,008)	(117,826)	(135,413)	(18,945)
General and administrative expenses	(34,353)	(84,953)	(108,196)	(15,137)
Research and development expenses (including expenses charged by related parties of RMB40,441,RMB154 and nil for the years ended September 30, 2017, 2018 and 2019, respectively)	(44,160)	(51,947)	(47,029)	(6,580)
Pre-operation expenses (including expenses charged by related parties of RMB7,350, RMB26,460 and RMB14,431 for the years ended September 30, 2017, 2018 and 2019, respectively)	(19,934)	(117,107)	(42,661)	(5,968)
Impairment loss	(22,750)	(50,614)	(46,213)	(6,465)
Other (expense) income, net	(1,460)	4,034	2,427	340

Total operating costs and expenses	(712,283)	(1,316,372)	(1,682,077)	(235,330)

Loss from operations	(189,546)	(426,435)	(448,307)	(62,719)
Interest expense, net	(50,136)	(77,167)	(91,914)	(12,859)
Foreign exchange gain (loss), net	3	(91)	(457)	(64)
Fair value change of contingent earn-out liabilities	(5,165)	6,164	42,404	5,933

Loss before income taxes	(244,844)	(497,529)	(498,274)	(69,709)
Income tax expense	(596)	(2,393)	(63)	(9)

Net loss	(245,440)	(499,922)	(498,337)	(69,718)
Less: net income (loss) attributable to noncontrolling interests	35	(63)	(95)	(13)

Net loss attributable to Q&K International Group Limited	(245,475)	(499,859)	(498,242)	(69,705)
Deemed dividend	(58,763)	(135,545)	(307,389)	(43,005)

Net loss attributable to ordinary shareholders	(304,238)	(635,404)	(805,631)	(112,710)

Net loss per share attributable to ordinary shareholders of Q&K International Group Limited—Basic and diluted	(0.86)	(1.55)	(1.87)	(0.26)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	354,861,449	409,403,915	430,450,490	430,450,490

Q&K INTERNATIONAL GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2017	2018	2019
	RMB	RMB	RMB	USD (Note 2)
Net loss	(245,440)	(499,922)	(498,337)	(69,718)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(2,838)	4,551	(7,621)	(1,066)

Comprehensive loss	(248,278)	(495,371)	(505,958)	(70,784)
Less: comprehensive income (loss) attributable to noncontrolling interests	35	(63)	(95)	(13)

Comprehensive loss attributable to Q&K International Group Limited	(248,313)	(495,308)	(505,863)	(70,771)

Deemed dividend	(58,763)	(135,545)	(307,389)	(43,005)

Comprehensive loss attributable to ordinary shareholders	(307,076)	(630,853)	(813,252)	(113,776)

The accompanying notes are an integral part of these consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Renminbi in thousands, except for share data, unless otherwise stated)

	Q&K International Group Limited shareholders’ deficit
	Ordinary shares		Series A non-redeemable preferred shares		Additional paid in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total	Noncontrolling interests	Total shareholders’ deficit
	Number of shares	Amount	Number of shares	Amount
Balance at September 30, 2016	344,450,490	21	255,549,510	35,777	—	—	(541,851)	(506,053)	8,000	(498,053)
Capital contribution	40,000,000	3	—	—	—	—	—	3	9,800	9,803
Share-based compensation					775	—	—	775	—	775
Deemed dividend accretion	—	—	—	—	(775)	—	(57,988)	(58,763)	—	(58,763)
Net loss	—	—	—	—	—	—	(245,475)	(245,475)	35	(245,440)
Foreign currency translation adjustments	—	—	—	—	—	(2,838)	—	(2,838)	—	(2,838)
Balance at September 30, 2017	384,450,490	24	255,549,510	35,777	—	(2,838)	(845,314)	(812,351)	17,835	(794,516)
Capital contribution	46,000,000	3	—	—	—	—	—	3	—	3
Share-based compensation					2,252	—	—	2,252	—	2,252
Deemed dividend accretion	—	—	—	—	(2,252)	—	(133,293)	(135,545)	—	(135,545)
Net loss	—	—	—	—	—	—	(499,859)	(499,859)	(63)	(499,922)
Foreign currency translation adjustments	—	—	—	—	—	4,551	—	4,551	—	4,551

Balance at September 30, 2018	430,450,490	27	255,549,510	35,777	—	1,713	(1,478,466)	(1,440,949)	17,772	(1,423,177)
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	—	(8,000)	(8,000)
Share-based compensation	—	—	—	—	8,173	—	—	8,173	—	8,173
Deemed dividend accretion	—	—	—	—	(8,173)	—	(299,216)	(307,389)	—	(307,389)
Net loss	—	—	—	—	—	—	(498,242)	(498,242)	(95)	(498,337)
Foreign currency translation adjustments	—	—	—	—	—	(7,621)	—	(7,621)	—	(7,621)

Balance at September 30, 2019	430,450,490	27	255,549,510	35,777	—	(5,908)	(2,275,924)	(2,246,028)	9,677	(2,236,351)

The accompanying notes are an integral part of these consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in thousands, unless otherwise stated)

	For the years ended September 30,
	2017	2018	2019
	RMB	RMB	RMB	USD (Note 2)
Operating activities:
Net loss	(245,440)	(499,922)	(498,337)	(69,718)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	775	2,252	8,173	1,143
Depreciation and amortization	101,786	152,311	215,075	30,090
Accretion of interest expense	21,122	10,733	15,777	2,207
Fair value change of contingent earn-out liabilities	5,165	(6,164)	(42,404)	(5,933)
Deferred rent	33,554	182,275	57,550	8,052
Impairment loss	22,750	50,614	46,213	6,465
Changes in operating assets and liabilities:
Accounts receivable	(84)	(160)	(831)	(117)
Amounts due from related parties	(3,703)	(9,963)	8,940	1,251
Prepaid rent and deposit	(13,009)	(75,939)	49,762	6,962
Advances to suppliers	(13,369)	(2,393)	4,891	684
Other current assets	29,193	(21,498)	1,960	274
Other assets	(33)	(188)	(5,557)	(777)
Accounts payable	(3,450)	3,543	16,306	2,281
Amounts due to related parties	4,238	6,922	(29,098)	(4,071)
Deferred revenue	(691)	22,182	17,489	2,447
Deposits from tenants	(9,536)	32,168	49,878	6,978
Accrued expenses and other current liabilities	27,143	36,179	(3,976)	(556)

Net cash used in operating activities	(43,589)	(117,048)	(88,189)	(12,338)

Investing activities:
Purchases of property and equipment	(274,068)	(674,298)	(341,708)	(47,807)
Purchases of land use rights	(11,450)	—	—	—
Purchases of intangible assets	—	—	(613)	(86)
Cash payment for renovation	—	—	(29,078)	(4,068)
Reimbursement received for renovation payment	—	—	11,971	1,675
Collection of amount due from related parties	—	—	7,978	1,116

Net cash used in investing activities	(285,518)	(674,298)	(351,450)	(49,170)

Financing activities:
Proceeds from issuance of ordinary shares	3	3	—	—
Proceeds from short-term bank borrowings	70,000	100,000	84,000	11,752
Repayment of short-term bank borrowings	(67,000)	(49,000)	(79,000)	(11,053)
Proceeds from long-term bank borrowings	253,045	—	170,000	23,784
Repayment of long-term bank borrowings	(37,817)	(108,130)	(49,137)	(6,875)
Proceeds from rental installment loans	1,020,891	1,886,187	1,084,324	151,704
Repayment of rental installment loans	(785,076)	(1,523,136)	(1,442,810)	(201,857)
Acquisition of non-controlling interest	—	—	(8,000)	(1,119)
Contribution from non-controlling interest holders	9,800	—	—	—
Proceeds from issuance of preferred shares, net of issuance costs	192,274	185,132	530,002	74,150
Proceeds from capital lease and other financing arrangement payable	—	54,722	327,584	45,831
Repayment of capital lease and other financing arrangement payable	(6,669)	(6,250)	(47,394)	(6,631)

Net cash provided by financing activities	649,451	539,528	569,569	79,686

Effect of foreign exchange rate changes	(238)	3,455	2,132	298

Net increase (decrease) in cash, cash equivalents and restricted cash	320,106	(248,363)	132,062	18,476
Cash, cash equivalents and restricted cash at the beginning of the year	47,009	367,115	118,752	16,614

Cash, cash equivalents and restricted cash at the end of the year	367,115	118,752	250,814	35,090

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	(79,598)	(68,636)	(79,601)	(11,137)
Income taxes paid	(719)	(1,222)	(57)	(8)
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	365,115	103,752	159,799	22,357
Restricted cash	2,000	15,000	91,015	12,733

Total cash, cash equivalents and restricted cash	367,115	118,752	250,814	35,090

Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	(85,310)	(411,451)	(253,447)	(35,459)
Purchases of property and equipment included in new capital lease	—	—	(21,279)	(2,977)

The accompanying notes are an integral part of these consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2018 AND 2019

(Renminbi in thousands, except for share data and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Q&K International Group Limited (the “Company” or “Q&K”), its subsidiaries and consolidated variable interest entities (the “Group”) is a rental apartment operation platform in the People’s Republic of China (the “PRC”), that provides rental and value-added services to young, emerging urban residents since 2012. The Group sources and converts apartments to standardized furnished rooms and leases to young people seeking affordable residence in cities in the PRC.

As of September 30, 2019, the Company’s significant subsidiaries, variable interest entity (the “VIE”) and the significant subsidiaries of the VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Subsidiaries:
QK365.com INC. (BVI)	September 29, 2014	BVI	100%	Holding
QingKe (China) Limited	July 7, 2014	Hong Kong	100%	Holding
Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting” or the “WFOE”)	April 2, 2015	PRC	100%	Holding and Operating
Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Q&K AI”)	May 13, 2019	PRC	100%	Holding and Operating

VIE:
Shanghai Qingke E-Commerce Co., Ltd. (“Q&K E-commerce” or the “VIE”)	August 2, 2013	PRC	100%	Holding and Operating

Subsidiaries of the VIE:
Shanghai Qingke Equipment Rental Co., Ltd. (“Q&K Rental”)	March 17, 2015	PRC	100%	Operating
Shanghai Qingke Public Rental Housing Leasing Management Co., Ltd. (“Qingke Public Rental”)	November 5, 2014	PRC	100%	Operating
Suzhou Qingke Information Technology Co., Ltd. (“Suzhou Qingke”)	April 3, 2014	PRC	100%	Operating

History of the Group and Reorganization

The Group began its operations through Shanghai Q&K Fashion Life Co., Ltd. (“Q&K Fashion”) which was founded on November 8, 2007, by the parents of Jin Guangjie (the “Founder” or “CEO”), who had transferred all voting rights to the Founder by proxy agreements. On August 2, 2013, Q&K Fashion incorporated Shanghai Q&K E-commerce Co., Ltd (“Q&K E-commerce”). During the period from 2007 to 2014, Q&K Fashion undertook several rounds of equity financing and issued equity with preference rights to third party investors (Series A equity with preference rights). Since the date of incorporation, the Founder had held more than 50% controlling interests in Q&K Fashion. During 2014, Suzhou Qingke and Qingke Public Rental was formed and held by Q&K E-commerce in the PRC to become the main operating entities of the Group.

During 2014-2015, the Group underwent a series of reorganization activities (“the Reorganization”) to redomicile its businesses from PRC to the Cayman Islands for an offshore holding structure.

On August 14, 2014, Q&K was founded in the Cayman Islands as an exempted company with limited liability under the laws of the Cayman Islands, which through an intermediate holding company in Hong Kong established Shanghai Qingke Investment Consulting Co., Ltd. (“Q&K Investment Consulting”, or the “WFOE”) as a wholly-owned subsidiary in the PRC in April 2015.

During March to April 2015, Q&K Fashion, through Q&K E-commerce, incorporated Shanghai Qingke Equipment Rental Co., Ltd. (“Q&K Rental”), and transferred its entire net assets to Q&K Rental.

Further, the WFOE entered into a series of contractual arrangements (Note 2) with Q&K E-commence (the “VIE”) and the shareholders of the VIE. The contractual arrangements consisted of the shareholder voting proxy agreement, spousal consent letter, exclusive technology service agreement, exclusive option agreement and equity pledge agreement (the “VIE Agreements”). The Group believes that the VIE Agreements would enable the WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiaries and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to the VIE. Accordingly, the Group believes that the WFOE is the primary beneficiary of the VIE and its subsidiaries.

The Company issued ordinary shares and Series A preferred shares to the shareholders of Q&K Fashion in the same proportions as the percentage of equity interest they held in Q&K Fashion.

Given that all the entities were controlled by the Founder, the above series of transactions were accounted for as a reorganization under common control.

The Company completed its initial public offering (IPO) on the Nasdaq Global Market in November 2019.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements, to support its working capital requirements.

The Group has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB1,478,466 and RMB2,275,924 as of September 30, 2018 and 2019, respectively. Net cash used in operating activities were RMB43,589, RMB117,048 and RMB88,189 for the years ended September 30, 2017, 2018 and 2019, respectively. As of September 30, 2018 and 2019, current liabilities exceeded current assets by RMB1,521,944 and RMB1,100,604, respectively. These factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

These factors are mitigated by the following plans and actions:

•	In November 2019, the Group completed its initial public offering (IPO) on the Nasdaq Global Market for a net offering size of approximately US$44,534 (equivalent to RMB318,316);

•	In December 2019, the Group obtained a US$35,000 non-revolving short-term credit facility ending September 30, 2020 with 6% interest rate per annum from a third party investment company;

•

The Group has cooperated with a rental service company owned by a bank to source and renovate apartments under capital lease and other financing arrangements which has substantially reduced the need for additional capital expenditures for apartment renovations. The contractual arrangement is with a five year’s term through August 2023. The Group believes it will continue to cooperate with this rental service company and reduce the needs to use the rental installment loans to fund the pre-operation and renovation costs going forward which will help the Group’s liquidity situation. The balance of capital lease and other financing arrangement payable increased from RMB55,022 as of September 30, 2018 to RMB376,207 as of September 30, 2019, respectively. The balance of rental installment loans has decreased from RMB1,108,097 as of September 30, 2018 to RMB756,749 as of September 30, 2019, respectively;

•

As of January 31, 2020, the Group had unused facilities of approximately RMB1,450,000, of which RMB450,000 is contractually restricted for the payment for renovation expenditure and daily operations, and RMB550,000 for supply chain funding. Based on the Group’s historical experience, renovation and supply chain funding requests will be approved in the normal course of business provided that the Group submits the required supporting documentation and the amount is within the credit limit granted; and

•

In February 2020, a principal shareholder of the Company, has committed to provide necessary financial support in the form of debt and/or equity to the Group to enable the Group to meet its other liabilities and commitments as they become due for at least twelve months;

Based on the above factors, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditures requirements, and to meet its other liabilities and commitments as they become due for at least twelve months from the issuance of these financial statements.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated variable interest entities. All intercompany transactions and balances are eliminated on consolidation.

To comply with the PRC law and regulations which restrict foreign ownership of companies that provide value-added telecommunication services in the PRC, Q&K Investment Consulting entered into VIE Agreements with Q&K E-Commerce and its respective shareholders through which the Company became the primary beneficiary of Q&K E-Commerce and its subsidiaries.

The following is a summary of the key VIE Agreements:

Shareholder Voting Proxy Agreement

Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce entered into a shareholder voting proxy agreement on April 21, 2015. Pursuant to the voting proxy agreement, each shareholder of Q&K E-Commerce irrevocably authorizes any person(s) designated by Q&K Investment Consulting to act as his or her attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Q&K E-Commerce, such as the right to appoint or remove directors, supervisors and officers, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The shareholder voting proxy agreement will remain in force unless Q&K Investment Consulting gives out any instruction in writing or otherwise.

Spousal Consent Letters

The spouse of one shareholder of the VIE who holds 10.47% equity interest in Q&K E-Commerce signed a spousal consent letter on April 14, 2015. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed, respectively, that she was aware of the disposal of Q&K E-Commerce shares held by the shareholder in the abovementioned exclusive option agreement, equity pledge agreement, shareholder voting proxy agreement and power of attorney. The signing spouse confirmed not having any interest in the Q&K E-Commerce shares and committed not to impose any adverse assertions upon those shares. The signing spouse further confirmed that her consent and approval are not needed for any amendment or termination of the abovementioned agreements and committed that she shall take all necessary measures needed for the performance of those agreements.

Exclusive Technology Service Agreement

Q&K Investment Consulting and Q&K E-Commerce entered into an exclusive technology service agreement on April 21, 2015. Pursuant to this agreement, Q&K Investment Consulting or its designated party has the exclusive right to provide Q&K E-Commerce with consulting, software and technology services. Without Q&K Investment Consulting’s prior written consent, Q&K E-Commerce shall not accept any technical support and services covered by this agreement from any third party. Q&K E-Commerce agrees to pay service fees equivalent to no less than 100% of its annual net profit. Q&K E-Commerce also agrees to pay service fees for any specific technology service and consultation service rendered by Q&K Investment Consulting at Q&K E-Commerce’s request from time to time. Q&K Investment Consulting owns the intellectual property rights arising out of the provisions of services under this agreement. Unless terminated mutually, this agreement will remain effective for twenty years. This agreement will be automatically renewed for another ten years, unless there is any written objection rendered third days prior to its expiry.

Exclusive Option Agreement

Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce entered into an exclusive option agreement in 2015. Pursuant to the exclusive option agreement, Q&K E-Commerce and its shareholders have irrevocably granted Q&K Investment Consulting or any third party designated by Q&K Investment Consulting an exclusive option to purchase all or part of their respective equity interests in Q&K E-Commerce. The purchase price shall be the lower of (i) the amount that the shareholders contributed to Q&K E-Commerce as registered capital for the equity interests to be purchased, or (ii) the lowest price permitted by applicable PRC law. The shareholders of Q&K E-Commerce irrevocably agree that if such price is lower than what is allowed by PRC law, the purchase price should be equal to the lowest price allowed by PRC law. Q&K E-Commerce or its shareholders will repay Q&K Investment Consulting or any third party designated by Q&K Investment Consulting the purchase price within ten business days after Q&K E-Commerce or its shareholders receives such purchase price. In addition, Q&K E-Commerce granted Q&K Investment Consulting an exclusive option to purchase, or have its designated entity or person, to purchase, at its discretion, to the extent permitted under PRC law, all or part of Q&K E-Commerce’s assets at the net book value of the transferred assets, or the lowest price permitted by applicable PRC law if the latter is higher than the relevant net book value.

Q&K Investment Consulting may transfer any of its rights or obligations under this agreement to a third party after notifying Q&K E-Commerce and its shareholders. Without Q&K Investment Consulting’s prior written consent, the shareholders of Q&K E-Commerce shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Q&K E-Commerce also undertake that they will not transfer, pledge, or otherwise dispose of their equity interests in Q&K E-Commerce to any third party or create or allow any encumbrance on their equity interests. This agreement will remain effective until Q&K Investment Consulting or any third party designated by Q&K Investment Consulting has acquired all equity interest of Q&K E-Commerce from its shareholders.

Equity Pledge Agreement

Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce entered into an equity pledge agreement on April 21, 2015. Pursuant to the equity pledge agreement, each shareholder of Q&K E-Commerce has pledged all of its equity interest in Q&K E-Commerce to Q&K Investment Consulting to guarantee the performance by such shareholder and Q&K E-Commerce of their respective obligations under the exclusive technology service agreement, shareholder voting proxy agreements, and exclusive option agreement as well as their respective liabilities arising from any breach. If Q&K E-Commerce or any of its shareholders breaches any obligations under these agreements, Q&K Investment Consulting, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Q&K E-Commerce agrees that before its obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in any change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Q&K Investment Consulting. The equity pledge agreement will remain effective until Q&K E-Commerce and its shareholders discharge all their obligations under the contractual arrangements. The Company has completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with PRC Property Rights Law on April 30, 2015.

The Group believes that the contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIE;

•	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIE;

•	limit the Group’s business expansion in China by way of entering into contractual arrangements;

•	impose fines or other requirements with which the Company’s PRC subsidiaries and VIE may not be able to comply;

•	require the Company or the Company’s PRC subsidiaries or VIE to restructure the relevant ownership structure or operations; or

•	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The imposition of any of these penalties may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Group would no longer be able to consolidate the financial results of the VIE.

These contractual arrangements allow the Group to effectively control Q&K E-commerce and its subsidiaries, and to derive substantially all of the economic benefits from them. Accordingly, the Group treats Q&K E-commerce and its subsidiaries as VIE. Because the Group is the primary beneficiary, the Group has consolidated the financial results of the VIE.

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of September 30,
	2018	2019
	RMB	RMB	USD (Note 2)
ASSETS
Cash and cash equivalents	49,977	55,926	7,824
Restricted cash	15,000	91,015	12,733
Accounts receivable, net of allowance of nil as of September 30, 2018 and 2019	473	1,306	183
Amounts due from related parties	22,503	5,587	782
Prepaid rent and deposit	169,021	127,096	17,781
Advances to suppliers	13,514	64,028	8,958
Other current assets	113,835	146,316	20,470
Property and equipment, net	1,273,871	1,170,446	163,751
Intangible assets, net	1,073	1,240	173
Land use rights	11,021	10,734	1,502
Other assets	207	—	—

Total assets	1,670,495	1,673,694	234,157

Liabilities
Accounts payable	430,963	277,103	38,768
Amounts due to related parties	32,179	3,121	437
Deferred revenue	61,051	78,540	10,988
Short-term debt	132,048	319,103	44,644
Rental installment loans	1,108,097	756,749	105,873
Deposits from tenants	113,325	163,203	22,833
Accrued expenses and other current liabilities	87,468	93,908	13,138
Long-term debt	165,479	428,345	59,928
Long-term deferred rent	341,303	387,739	54,247

Total liabilities	2,471,913	2,507,811	350,856

	For the years ended September 30
	2017	2018	2019
	RMB	RMB	RMB	USD (Note 2)
Net revenues	522,737	889,937	1,233,770	172,611
Net loss	(66,857)	(251,555)	(177,738)	(24,866)

	For the years ended September 30
	2017	2018	2019
	RMB	RMB	RMB	USD (Note 2)
Net cash (used in) provided by operating activities	(23,963)	10,964	393,847	55,101
Net cash used in investing activities	(285,518)	(515,360)	(351,450)	(49,170)
Net cash provided by financing activities	421,275	411,219	39,567	5,536

The consolidated VIEs contributed 100% of the Group’s consolidated revenues for the years ended September 30, 2017, 2018 and 2019. As of September 30, 2018 and 2019, the consolidated VIEs accounted for an aggregate of 94% and 93%, respectively, of the Group’s consolidated total assets, and 97% and 96%, respectively, of the Group’s consolidated total liabilities.

There are no consolidated assets of the VIE that are collateral for the obligations of the VIE and their subsidiaries and can only be used to settle the obligations of the VIE and their subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE.

The Group believes that there are no assets held in the VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 11 for disclosure of restricted net assets.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment, valuation allowance of deferred tax assets, share-based compensation, contingent earn-out liabilities, convertible redeemable preferred shares and Series A non-redeemable preferred shares.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash mainly represents the Group’s deposits to the bank as a form of security with respect to the Group’s debt and tenants’ repayment of rental installment loans. The cash held as deposits in the bank are not available to fund the general liquidity needs of the Group.

Accounts receivable, net of allowance

Accounts receivable mainly consist of rental receivables, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts primarily based on the credit risk of specific customers.

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and impairment losses. The renovations and interest cost incurred during construction are capitalized. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives. The expected useful lives are as follows:

Leasehold improvements	Shorter of the lease term or their estimated useful lives
Buildings	45 years
Furniture, fixtures and equipment	5-8 years
Motor vehicles	8 years

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and depreciation commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive loss as the difference between the net sales proceeds and the carrying amount of the underlying asset.

Capitalization of interest

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Total interest expenses incurred were RMB92,836 and RMB113,917 for the years ended September 30, 2018 and 2019, respectively, out of which the capitalized amount were RMB13,078 and RMB19,542, respectively.

Intangible assets, net

Intangible assets consist primarily of purchased software and are amortized using the straight-line method over their expected useful lives. Total amortization expense to be recorded in the next five years are RMB260, RMB178, RMB178, RMB178 and RMB108, respectively.

Land use rights

Land use rights, which are all located in the PRC, are recorded at cost and amortized on a straight-line basis over the remaining term of the land certificates, which is between 30 to 50 years. Amortization expense of land use rights for the years ended September 30, 2017, 2018 and 2019 amounted to RMB143, RMB286 and RMB286, respectively.

Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

The Group performed an impairment test of its long-lived assets associated with certain apartments due to the continued underperformance relative to the projected operating results, and recognized an impairment loss of RMB22,750, RMB50,614 and RMB46,213 during the years ended September 30, 2017, 2018 and 2019, respectively. See Note 4.

Capital lease and other financing arrangement

Leases of leasehold improvements or furniture, fixtures and equipment that transfer to the Group substantially all of the risks and rewards of ownership by the end of the lease term are classified as capital leases. The leased assets and liability are measured initially at an amount equal to the lower of their fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under capital leases are apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the lease liability.

The Company started to cooperate with a rental service company to source and renovate apartments since August 2018. For certain identified newly sourced apartments, the rental service company reimburses the Company for costs incurred for the renovation. The Company then makes payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to the Company. The Company accounts for this arrangement with the rental service company as a capital lease.

As of September 30, 2019, the Company has RMB94,287 capital lease. The leasehold improvements or furniture, fixtures and equipment used in apartments obtained under such capital lease arrangements are with aggregate initial value of RMB113,608 and carrying value of RMB74,128 as of September 30, 2019.

Under the same arrangement above, the Company also sells leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously leases them back. Such transaction fails sales and lease-back accounting and is accounted for as a financing arrangement. The proceeds received from the rental service company are reported as other financing arrangement payable. As of September 30, 2019, the Company has RMB307,845 other financing arrangement payable. The underlying leasehold improvements and furniture, fixtures and equipment are with aggregate initial value of RMB351,113 and carrying value of RMB267,374 as of September 30, 2019 , respectively. See Note 5.

Contingent earn-out liabilities

The Group records contingent earn-out liabilities related to the EBITDA feature of Series C and Series C-1 convertible redeemable preferred shares at fair value. The Group measures the fair value of the contingent earn-out liabilities and records increases or decreases in its fair value as an adjustment to accumulated deficit. As of September 30, 2018 and 2019, the balance of contingent earn-out liabilities were RMB83,872 and RMB97,417, respectively. See Note 7.

Lease accounting with tenants

The Group sources apartments from landlords and converts them into standardized furnished rooms to lease to tenants seeking affordance residences in China. Revenues are primarily derived from the lease payments from its tenants and are recorded net of tax.

The Group typically enters into 26-month leases with its tenants, a majority of which have a lock-in period of 12 months or longer. The lock-in period represents the term during which termination will result in the forfeiture of deposit, which is typically 1 or 2 months’ rent. The Group determines that the lock-in period is the lease term under ASC 840. Upon termination of leases, the Group returns unused portions of any prepaid rentals to the tenant within a prescribed period of time. Deposit can only be returned for termination after lock-in period. Monthly rent is fixed throughout the lease term and there is no rent-free period or rent escalations during the period. The Group determines all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with the Group. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements.

The cost amount for leasehold improvements and furniture, fixtures and equipment used in apartments were RMB1,308,310 and RMB542,855, respectively, the accumulated depreciation was RMB378,965 and RMB156,208, respectively and the impairment losses was RMB146,935 and RMB61,395, respectively as of September 30, 2019. Future rentals from outstanding leases that are within the lock-in period as of September 30, 2019 is RMB650,056.

Rental incentives

Tenants who prepay rent are entitled to rental discounts. Tenants who prepay rent of at least the first six months of the lease term can enjoy a 5% rental discount, and tenants who prepay at least the first twelve months of lease term rental can enjoy a 10% rental discount (subject to a RMB200 limit per month). Such incentives are only applicable during the lock-in period. The Group considers the rental discounts as a lease incentive and records it as a reduction in revenue on a straight line basis over the lease term. The Group recorded RMB61,227, RMB61,317 and RMB72,367 of rental incentives for the years ended September 30, 2017, 2018 and 2019, respectively.

Rental installment loan arrangement

In order to encourage tenants to make advance payments, the Group cooperates with various financial institution partners to facilitate rental installment loans for its tenants, who apply for rental installment loans directly with these financial institutions. The financial institutions approve or decline the rental installment loans based on the tenants credit profile, and approval of the rental installment loans are not guaranteed to the tenants at lease inception. If the loans are approved by the financial institution partners, the proceeds, which represent the total rental payments for the period covered under the lease agreement, are remitted to the Group by way of the tenant’s entrustment. The proceeds would then be applied to the tenants’ rental payments on monthly basis. The Group records the entire prepayment as rental installment loans. Tenants repay the loan principal in monthly installments directly to the financial institutions which equals to the monthly rental payment. The Group pays installment loan interests on behalf of the tenants and recognizes such payments as interest expense in the consolidated statements of comprehensive loss.

The Group also provides guarantee to these financial institutions with respect to the tenants’ repayment of the loans. In the event that the tenants default on the repayment or early terminate the lease agreements, the Group must return the remaining prepayments to the financial institutions within a prescribed period of time. Under the rental installment loan scheme, the Group has full control of the entire installment loan proceeds and the security deposits collected from the tenants at lease inception are usually sufficient to cover for the delinquent payments from default. As such, the Group determines that guarantee liability to be nil for the years ended September 30, 2018 and 2019.

Impact on cash flows

For rental installment loans received directly from financial institutions, the Group determines the substance of the arrangement as akin to a debt from its tenants, and as such, this portion was classified as a cash inflow from financing activities within the Group’s statements of cash flows. During the lease term, constructive receipts and disbursements are recognized on a monthly basis by recognizing the repayment of rental installment loans as a financing cash outflow and the receipt of monthly rental income as an operating cash inflow.

Rental prepayments received directly from tenants were recorded as deferred revenue in the consolidated balance sheets and classified as a cash inflow from operating activities.

Lease accounting with landlords

The Group leases apartments from landlords usually for a period of five to six years which may be extended for an additional three or two years at the discretion of the landlords. Since all the benefits and risks incidental to ownership remains with the landlord, the Group determines that these arrangements are operating leases. The Group typically negotiates a rent free period of 90-120 days and locks in a fixed rent for the first three years and approximately 5% annual, non-compounding increase for the rest of the lease period. As such, typically all leases with landlords contain rent holidays and fixed escalations of rental payments during the lease term. The Group determines the lease term under ASC 840 to include the years that can be early terminated by the landlords. The Group records total lease expense on a straight-line basis over the lease term and the difference between the straight-line lease expense and cash payments under the lease is recorded as deferred rent on the consolidated balance sheets. As of September 30, 2018 and 2019, deferred rent of RMB17,301 and RMB28,415 were recorded in accrued expenses and other current liabilities and RMB341,303 and RMB387,739 were recorded as long-term deferred rent, respectively.

Rental expense to the landlords recorded in consolidated statements of comprehensive losses were RMB426,801, RMB755,380 and RMB1,003,572 for the years ended September 30, 2017, 2018 and 2019, respectively.

Value-added services and others

Value-added services and others primarily consists of fees received from the tenants from the Group’s provision of internet connection and utility services as part of the lease agreement. The service fees are fixed in the agreements and recognized on a monthly basis during the period of the lease term. The service fee are recognized on a gross basis as the Group has latitude in determining prices and bears inventory risks.

Pre-operation expenses

The Group expenses certain costs incurred in connection with apartment pre-operation activities, mainly including rental expenses and sourcing staff costs incurred before an apartment is ready for lease.

Selling and marketing expenses

Sales and marketing expenses consist primarily of online and offline marketing expenses, promotion expenses, staff costs of sales personnel and other related incidental expenses that are incurred indirectly to attract or retain tenants for the Group. Advertising expenses incurred were RMB8,826, RMB35,270 and RMB39,583 for the years end September 30, 2017, 2018 and 2019, respectively.

Research and development expenses

Research and development expenses include payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and big data analysis to support the Group’s business operations.

Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB4,989, RMB17,953 and RMB20,051 for the years ended September 30, 2017, 2018 and 2019, respectively.

PRC value-added taxes and related taxes

The Group is subject to value-added taxes at the rate of 6%, 9% and 13%, education surtax and urban maintenance and construction tax, on the services provided in the PRC. Such taxes are primarily levied based on revenue at applicable rates and are recorded as a reduction of revenues.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the asset and liability method of accounting for income taxes.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such determination, the management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. As of September 30, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, the United States and Hong Kong is the United States dollar (“US dollar”) and the functional currency of the Group’s PRC subsidiaries is RMB. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the consolidated statements of comprehensive loss.

Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive loss.

The financial records of the Group’s subsidiaries are maintained in local currencies, which are the functional currencies.

Convenience translation

The Group’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheet, and the related consolidated statements of operations, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended September 30, 2019 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 7.1477, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2019, or at any other rate.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, account receivables and amounts due from related parties.

All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group management believes to be high credit quality. The Group conducts credit evaluations on its tenants and generally require deposits as collateral. The Group periodically evaluates the creditworthiness of the existing tenants in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Fair value

The Group defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, short-term debt, rental installment loans, deposits from tenants, other current liabilities, long-term debt and contingent earn-out liabilities

The following table summarizes the fair value of the Group’s financial assets and liabilities that are accounted for at fair value on a recurring basis, by level within the fair value hierarchy, as of September 30, 2018 and 2019:

			Fair Value Measurements at Reporting Date Using
Years Ended September 30,	Description	Fair Value as of September 30 RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total Gain for the Year RMB
2018	Contingent earn-out	83,872			83,872	6,164
2019	liabilities	97,417			97,417	42,404

The Group determines the fair value with the help from third party professional valuation specialists, and the assumptions used in estimating fair value require significant judgment. The use of different assumptions and judgments could result in a materially different estimate of fair value. Key inputs in determining the fair value of the contingent earn-out liabilities include assumptions such as operating income, operating cost, number of new apartments acquired, probabilities of qualified IPO, etc., and changes in these assumptions would affect the number and value of future additional shares to be issued. Contingent earn-out liabilities are classified in Level 3 of the valuation hierarchy. See Note 7.

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the years ended September 30, 2017, 2018 and 2019:

			Fair Value Measurements at Reporting Date Using
Years Ended September 30,	Description	Fair Value for Years Ended September 30 RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total Loss for the Year RMB
2017		105,689			105,689	22,750
2018	Property and equipment	103,399			103,399	50,614
2019		124,993			124,993	46,213

Fair value of the property and equipment impairment testing was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its property and equipment are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were 2% and 11% for the years ended September 30, 2017, 2018, and 4% and 10% for the year ended September 30, 2019, respectively.

As a result of reduced expectations of future cash flows from certain leased apartments, the Group determined that the property and equipment was not fully recoverable and consequently recorded an impairment charge of RMB22,750, RMB50,614 and RMB46,213 for the years ended September 30, 2017, 2018 and 2019, respectively.

The financial instruments primarily including cash and cash equivalents, restricted cash, account receivables, amounts due from related parties, account payables, amounts due to related parties, short-term debt, rental installment loans, deposits from tenants, other liabilities, are carried at cost which approximates their fair value due to the short-term nature of these instruments. The long-term debt approximates their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive loss based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the completion of initial public offering (“IPO”) and has a continued employment provision for a period of time following the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, research and development expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended September 30, 2017, 2018 and 2019, the Group recognized share-based compensation expenses of RMB775, RMB2,252 and RMB8,173, respectively, in general and administrative expenses.

Losses per share

Basic loss per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

The Group’s preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method of computing earnings per share. For the years ended September 30, 2017, 2018 and 2019, two-class method was not applicable as the Group had a net loss while the preferred shares do not have contractual obligations to share in the losses of the Group.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had convertible redeemable and non-redeemable preferred shares and share options, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted loss per share, the effect of the convertible redeemable and non-redeemable preferred shares and share options is computed using the two-class method or the as-if converted method, whichever is more dilutive.

Segment reporting

The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (‘‘CODM’’) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer. The new disclosure requirements will provide information about the nature, amount, timing and uncertainty of revenue and cash flows from revenue contracts with customers. The guidance is effective for annual and interim reporting periods beginning after December 15, 2017.

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The Group as an emerging growth company (“EGC”) has elected to adopt the new revenue standard as of the effective date applicable to nonissuers and will implement the new revenue standard for the year ending September 30, 2020 using the modified retrospective method. The Group does not expect the adoption will have significant effects on the Group’s revenue recognition practices, financial positions, results of operations or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including final periods within those fiscal years. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 Codification Improvements to Topic 842, Leases and ASU No. 2018-11, Leases (Topic 842), Targeted Improvements. ASU No. 2018-10 affects narrow aspects of the guidance issued in the amendments in Update 2016-02 and ASU No. 2018-11 allows for an additional optional transition method where comparative periods presented in the financial statements in the period of adoption will not be restated and instead, companies will recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In November 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates. ASU 2019-10 amends the effective dates for ASU 2016-02. The Group is an EGC and expects to adopt ASU 2016-02 utilizing the optional transition approach allowed under ASU 2018-11 and apply the package of practical expedients beginning October 1, 2021. The Group expects material changes to its consolidated balance sheet to recognize right-of-use lease assets and related lease liabilities for operating leases. The Group does not believe the standard will materially affect the consolidated statements of income or consolidated statements of cash flows.

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). ASU 2019-10 amends the effective dates for ASU 2016-13. The Group is an EGC and has elected to adopt the new standard as of the effective date applicable to nonissuers and will implement the new standard on October 1, 2023. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In August 2018, the FASB released ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements on fair value measurements. The provisions of ASU 2018-13 are to be applied using a prospective or retrospective approach, depending on the amendment, and are effective for interim periods and fiscal years beginning after October 1, 2020, with early adoption permitted. The Group is in the process of evaluating the impact of adopting ASU 2018-13.

3.	OTHER CURRENT ASSETS

	As of September 30,
	2018	2019
Other receivables	24,453	53,551
Value added tax	93,992	93,008

Total	118,445	146,559

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of September 30,
	2018	2019
Cost:	1,797,164	1,914,041
Buildings	40,167	40,167
Leasehold improvements	1,222,639	1,308,310
Furniture, fixtures and equipment used in apartments	512,597	542,855
Vehicle	1,710	1,710
Office furniture, fixtures and equipment	20,051	20,999
Less: Accumulated depreciation	(378,488)	(551,154)
Less: Impairment	(174,708)	(208,328)

	As of September 30,
	2018	2019
Construction in progress	76,854	30,752

Property and equipment, net	1,320,822	1,185,311

Depreciation expenses were RMB101,473, RMB151,543, and RMB214,192 for the years ended September 30, 2017, 2018 and 2019, respectively.

5.	DEBT

The short-term and long-term debt as of September 30, 2018 and 2019 were as follows:

	As of September 30,
	2018	2019
Short-term debt:
Short-term bank borrowings(1)	60,000	65,000
Long-term bank borrowings, current portion(1)	56,087	150,653
Capital lease and other financing arrangement payable, current portion(2)	15,961	103,450

Subtotal	132,048	319,103

Long-term debt:
Long-term bank borrowings, non-current portion(1)	76,176	102,473
Capital lease and other financing arrangement payable, non-current portion(2)	65,303	298,682
Other long term payable(3)	24,000	27,190

Subtotal	165,479	428,345

Total	297,527	747,448

(1)	Bank borrowings

On September 26, 2016, the Group entered into a three-year revolving bank credit facility with Shanghai Huarui Bank (the “SHRB”) under which the Group can draw-down up to RMB300,000 by September 26, 2019. The interest rate for this credit facility was determined on the draw-down date. The weighted average interest rate for borrowings drawn under such credit facility was 6.7%, 7.5% and 7.5% per annum for the years ended September 30, 2017, 2018 and 2019, respectively. The credit facility is collateralized by future cash flows generated by rental service revenue of certain rental units of the Group.

On June 19, 2017, the Group entered into a financing service contract with Shanghai Xiangzi Financial Information Service Company. Ltd., under which Shanghai Xiangzi Financial Information Service Company recommends individual investors to the Group and the Group can revolving draw-down up to RMB8,000 under this arrangement by September 19, 2018. The interest rate for the loan was fixed at 10% per annum. The loan with individual investors is collateralized by future cash flows generated by rental service revenue of certain rental units of the Group.

On June 13, 2017, the Group entered into a 10-year bank loan contract with China Merchants Bank under which the Group borrowed RMB17,210 to purchase buildings for administration office purposes. The loan was collateralized by the buildings purchased under this loan contract. The weighted average interest rate of the loan was 5.39% per annum for the years ended September 30, 2017, 2018 and 2019. As of September 30, 2019, the Group has drawn down RMB13,194, of which RMB1,721 is to be paid within one year, RMB11,473 to be paid over one year.

In the first quarter of 2019, the Group obtained a three-year revolving bank credit facility with SHRB under which the Group can draw-down up to RMB2,000,000, of which RMB1,000,000 is for rental installment loans, by February 2022 with annual interest rate of 7.5%. As of September 30, 2019, excluding the rental installment loan facility, the Group has drawn down RMB239,932, of which RMB148,932 is to be paid within one year, RMB91,000 to be paid within next year.

On June 27, 2019, the Group entered into a six-month bank revolving loan contract with China Construction Bank under which the Group can draw-down up to RMB650,000. The interest rate for this credit facility was determined on the draw-down date and the credit facility was collateralized by a deposit of US$105,000. The interest rate of borrowings drawn under this agreement was Loan Prime Rate+0.05% for the year ended September 30, 2019.

(2)	Capital lease and other financing arrangement payable

Future minimum lease payments required under the capital lease arrangements are as follows:

September 30, 2019
2020	41,510
2021	24,603
2022	22,990
2023	15,127
2024	2,582
2025 and there after	353

107,165
Less payment amount allocated to interest	12,878

Present value of capital lease obligation	94,287

Current portion of capital lease obligation	35,994
Long-term portion of capital lease obligation	58,293

94,287

Future payments required under other financing arrangements for succeeding period for the next 4 years were 67,456, 67,457, 67,457, 67,457, and 38,018.

(3)	Other long term payable

Amount mainly represents loans from certain third party entities with no fixed term at an annual interest rate of 5%.

6.	OPERATING COSTS

Operating costs include all direct costs incurred in the operation of the leased properties.

	For the years ended September 30,
	2017	2018	2019
Rental cost	414,217	664,732	975,342
Depreciation expenses	97,595	145,768	207,814
Personnel cost	15,511	21,092	23,698
Cost for value-added services and others	20,295	66,367	98,138

Total	547,618	897,959	1,304,992

7.	PREFERRED SHARES

Before the Reorganization in May 2015, there were RMB4,000, RMB10,000 and RMB30,000 equity interests in Q&K Fashion that were subscribed by shareholders during February 2012, August 2013 and February 2014, respectively (collectively “Series A equity with preference rights”). As part of the Reorganization, the Company issued 255,549,510 Series A non-redeemable preferred shares, all in the same proportions, to its Series A equity with preference rights shareholders in exchange for their original equity interest in Q&K Fashion. The preference rights given to the shareholders of Series A-1, A-2 and A-3 non-redeemable preferred shares were substantially the same. The Group treated the issuance of Series A non-redeemable preferred shares as a new issuance and an extinguishment of the equity interest with preference rights existing before the Reorganization as the legal form between the two were different and the preference rights received were substantially different before and after the Reorganization leading to material changes in its fair value. As Series A non-redeemable preferred shares were issued as part of the Reorganization with no cash consideration, the Company accounted for the difference between the fair value of the Series A non-redeemable preferred shares and the carrying value of the Series A equity with preference rights as deemed dividends to shareholders, and charged it against additional paid-in capital upon Reorganization.

In May 2015, the Company issued 160,000,000 series B convertible redeemable preferred shares at the price of US$0.125 per share to certain investors with a total consideration of US$20,000. The cash proceeds received was US$20,000, net of issuance costs of nil.

In July 2017, the Company issued an aggregate number of 120,000,000 series C convertible redeemable preferred shares at the price of US$0.25 per share to certain investors with a total consideration of US$30,000. The cash proceeds received was US$28,200, net of issuance costs of US$1,800.

In March 2018, the Company issued an aggregate number of 103,500,000 series C-1 convertible redeemable preferred shares at the price of US$0.29 per share to certain investors with a total consideration of US$30,000. The cash proceeds received was US$28,900, net of issuance costs of US$1,100.

In June 2019, the Company issued 273,360,850 series C-2 convertible redeemable preferred shares at the price of US$0.3045 per share to certain investors with a total cash consideration of US$83,250. The cash proceeds received was US$78,859, net of issuance cost of US$4,391.

The significant terms of Series A non-redeemable preferred shares, Series B convertible redeemable preferred shares, Series C convertible redeemable preferred shares, Series C-1 convertible redeemable preferred shares and Series C-2 convertible redeemable preferred shares (collectively the “Preferred Shares”) are summarized as follows:

Voting

The holders of the Preferred Shares shall vote together as one class on all resolutions. The holder of Preferred Shares has the number of votes as equal to the number of Class A ordinary shares then issuable upon their conversion into Class A ordinary shares.

Redemption rights

- Series B convertible redeemable preferred shares

At the request of the holders of Series B convertible redeemable preferred shares, the convertible redeemable preferred shares are redeemable at any time when the Company fails to complete a qualified IPO by the fourth anniversary of the Series B shares issue date or an IPO approval event occurs (i.e. the Series B shareholder becomes aware that the IPO will be subject to government approval and is not resolved within a set time period by written request of the Series B shareholder), at a redemption price at least equal to the higher of the subscription price plus an amount that gives a compounded annualized return of 12% per annum or the fair market value of such shares plus any and all declared but unpaid dividends.

- Series C/C-1/C-2 convertible redeemable preferred shares

At the request of the holders of Series C/C-1/C-2 holders of convertible redeemable preferred shares, the convertible redeemable preferred shares are redeemable at any time when the Company fails to complete a qualified IPO by June 30, 2021 or any material breach of the Transaction Documents (which includes the Shareholders’ Agreement and Amended and Restated Memorandum and Articles of Association) or a put/redemption notice is delivered by other series holders of the preferred shares, at a redemption price at least equal to the higher of the subscription price plus an amount that gives a compounded annualized return of 15% per annum or the fair market value of such shares plus any and all declared but unpaid dividends.

There are no redemption preference rights for holders of Series A non-redeemable preference shares.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, Series C-2, C-1/C, B and A preference shareholders shall be entitled to receive, prior to the holders of the ordinary shares, at the amount representing the full subscription price plus an amount that gives a compounded annualized return of 15%, 12% and nil respectively, of the subscription price plus all declared but unpaid dividends.

The liquidation preference is exercised in the sequence of Series C-2 convertible redeemable preferred shares, Series C/C-1 convertible redeemable preferred shares, Series B convertible redeemable preferred shares and Series A non-redeemable preferred shares.

After distribution in full to the above preference shareholders, the remaining assets and funds of the Group that is legally available for distribution to the shareholders shall be distributed ratably amongst them in proportion to the number of ordinary shares held by them (on an as-converted basis).

In the event of any dissolution or winding up of the Group, sale, transfer, license, pledge or otherwise disposal of all, or substantially all, of the Company’s assets, changes in the control of the Company or invalidation/termination of the VIE Agreements (collectively “Deemed Liquidation Event”), the liquidation sequence and preference amount is also the same as above.

Conversion

Each preferred share shall be convertible, at the option of the holder thereof, at any time into Class A ordinary shares. All outstanding Preferred Shares shall automatically be converted into Class A ordinary shares without the payment of any additional consideration, based on the then effective conversion rate at the time immediately upon (a) the occurrence of the qualified IPO, or (b) with respect to the Series A non-redeemable preferred shares, when specified by written consent or agreement of the holders of at least two thirds of Series A preferred shares or (c) with respect to the Series B redeemable preferred shares, when specified by written consent or agreement of holders of at least two thirds of Series B preferred shares. All the Preferred Shares have converted to ordinary shares upon IPO on November 7, 2019.

Dividends

The holders of the Preferred Shares and ordinary shares are entitled to the dividend pari passu based on the number of shares they own on an as-converted basis once a dividend is authorized.

EBITDA performance targets for Series C, Series C-1 and Series C-2 convertible redeemable preferred shares (the “EBITDA feature”)

Along with the issuance of Preferred Shares, the Group contemporaneously entered into agreements with its holders of Series C, Series C-1 and Series C-2 convertible redeemable preferred shares on July 26, 2017, March 16, 2018 and January 30, 2019, respectively, pursuant to which, certain EBITDA performance target were established. If the EBITDA targets are exceeded, the preferred shareholders must give back a portion of its shareholding based on a pre-agreed formula to the managers of the Group as incentives with no additional consideration. If expected EBITDA targets are not met, the preferred shareholders were entitled to additional shareholding at par value based on a pre-agreed formula to make up for the dissatisfaction in EBITDA targets.

The Group believed that it was not probable EBITDA targets will be satisfied. The EBITDA feature was recorded separately as a contingent earn-out liability at fair value in the unaudited condensed consolidated balance sheets as it met the definition of a freestanding financial instrument liability under ASC 480. At initial measurement, the Group allocated the proceeds from the issuance of Series C, Series C-1 and Series C-2 convertible redeemable preferred shares to the fair value of contingent earn-out liabilities, with the remaining being allocated to Series C, Series C-1 and Series C-2 convertible redeemable preferred shares. The contingent earn-out liabilities is re-measured at each period-end, with the changes in the fair value recorded as an adjustment to earnings. See Note 2.

In addition to the Series C-2 EBITDA feature, in the event that the actual pre-offering market capitalization of the Group was less than US$800,000, the Group shall additionally issue such number of Series C-2 convertible redeemable preferred shares to the holders at par value as compensation based on a pre-determined formula in the contract. The Group believed that it was possible to reach the pre-offering market capitalization target so did not record additional contingent earn-out liability in this regard. The holders of the Series C-2 convertible redeemable preferred shares have waived the series C-2 additional issuance related to market capitalization feature, effective upon the Group’s first public filing on October 7, 2019.

All the holders of the Series C-2, Series C-1 and Series C convertible redeemable preferred shares have waived the EBITDA feature upon IPO in November 2019.

Accounting for Preferred Shares

Given the key terms described above, the Group classified Series B, Series C, Series C-1 and Series C-2 convertible redeemable preferred shares as mezzanine equity. Series B convertible redeemable preferred shares were recorded at fair value on the issuance date whereas in the case for Series C, Series C-1 and Series C-2 convertible redeemable preferred shares, the residual proceeds after allocation to the contingent earn-out liabilities were recorded at issuance date. The Group has determined that there were no beneficial conversion features (“BCF”) attributable to these shares as the effective conversion price was higher than the fair value of the ordinary shares on the commitment date. The Group determined the fair value of ordinary shares with the assistance of an independent third party valuation firm.

Holders of Series A non-redeemable preferred shares cannot trigger or otherwise require the Group to go through a Deemed Liquidation Event through either a representation on the Board of Directors or through other rights. Accordingly, given that there are no redemption or substantive liquidation preference rights for these preferred shareholders, Series A non-redeemable preferred shares were classified as permanent equity.

Except for Series A non-redeemable preferred shares, the Group accretes changes in the redemption value over the higher of the i) subscription price plus a pre-determined compounded annualized return set forth in the agreement and ii) fair market value. Changes in the redemption value are considered to be changes in accounting estimates. The accretion is recorded as deemed dividends to shareholders, and by charges against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

The following is the roll forward of the carrying amounts of mezzanine equity for the years ended September 30, 2017, 2018 and 2019, respectively:

RMB
Balance as of October 1, 2016	157,200
Issuance of Series C convertible redeemable preferred shares to investors	152,583
Accretion on Series B convertible redeemable preferred shares to redemption value	4,704
Accretion on Series C convertible redeemable preferred shares to redemption value	54,059

Balance as of September 30, 2017	368,546
Issuance of Series C-1 convertible redeemable preferred shares to investors	139,952
Accretion on Series B convertible redeemable preferred shares to redemption value	43,818
Accretion on Series C convertible redeemable preferred shares to redemption value	29,038
Accretion on Series C-1 convertible redeemable preferred shares to redemption value	62,689

Balance as of September 30, 2018	644,043
Issuance of Series C-2 convertible redeemable preferred shares to investors	474,053
Accretion on Series B convertible redeemable preferred shares to redemption value	111,041
Accretion on Series C convertible redeemable preferred shares to redemption value	36,952
Accretion on Series C-1 convertible redeemable preferred shares to redemption value	33,681
Accretion on Series C-2 convertible redeemable preferred shares to redemption value	125,715

Balance as of September 30, 2019	1,425,485

The following is the roll-forward of the carrying amounts of the contingent earn-out liability for the years ended September 30, 2018 and 2019, respectively:

RMB
Balance as of October 1, 2016	—
Increase in accordance with Series C convertible redeemable preferred shares issuance	39,691
Fair value change included in earnings	5,165

Balance as of September 30, 2017	44,856
Increase in accordance with Series C-1 convertible redeemable preferred shares issuance	45,180
Fair value change included in earnings	(6,164)

Balance as of September 30, 2018	83,872
Increase in accordance with Series C-2 convertible redeemable preferred shares issuance	55,949
Fair value change included in earnings	(42,404)

Balance as of September 30, 2019	97,417

8.	SHARE-BASED COMPENSATION

The Company utilized Yijia Inc., a company controlled by the Founder as a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Company’s operations. According to the Group’s board resolutions, in July 2017 and March 2018, 86 million shares were reserved to Yijia Inc. Yijia Inc. has no activities other than administrating the incentive program and does not have any employees. On behalf of the Group and subject to approvals from the board or directors, the Founder has the authority to select eligible participants to whom equity awards will be granted; determine the number of shares covered; and establish the terms, conditions and provision of such awards. The board resolutions allow the grantees to hold options to purchase from the Yijia Inc. the equity shares of the Company.

All the share information disclosed in this section refers to the shares of the Group the grantees are entitled through Yijia Inc. shares. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offset to additional paid-in capital. Given the shares owned by Yijia Inc. for the purpose of the incentive program are existing and outstanding shares of the Group, the options do not have any dilution effect on the loss per share (see Note 9).

Stock Option A

On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, the Group granted an aggregate number of 26.86 million share options to certain management, employees and non-employees of the Group. Under the plan, the exercise price was US$0.31 (RMB2.00) per share and vests 50% on the first and second anniversary after the IPO date. All grantees were restricted from transferring more than 25% of its total converted ordinary shares each year after the exercise date. Given the vesting was contingent on the IPO, no share-based compensation expense is recognized until the date of the IPO.

Stock Option B

On July 31, 2017, the Group granted 43.14 million share options to management and employees of the Group. The options vested immediately upon the grant date and the exercise price were US$0.31 (RMB2.00) per share. All grantees were restricted from transferring its converted ordinary shares during certain periods subsequent to the IPO date (the “lock-up period”). If the grantee resigned from the Group before the IPO or during the lock-up period, the Group has the right to repurchase the share options or ordinary shares at the exercise price. The Group believes that the repurchase feature is effectively to require the employee to remain throughout the requisite period in order to receive any economic benefit from the award. As such, the repurchase feature functions as a vesting condition that is contingent on the IPO. No share-based compensation expense is recognized until the date of the IPO.

Binomial options pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and, the exercise multiple for which employees are likely to exercise share options. The estimated fair value of the ordinary shares, at the option grants, was determined with assistance from an independent third party valuation firm. The Group’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	April 2016		October 2016		July 2017
Risk-free rate of return		3.18%		3.18%		3.21%
Contractual life of option		10 years		10 years		8.4 years
Estimated volatility rate		37%		37%		35%
Expected dividend yield		0%		0%		0%
Fair value of underlying ordinary shares	US$	0.03	US$	0.04	US$	0.05

A summary of option activity during the year ended September 30, 2017, 2018 and 2019 is presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual Life	Intrinsic value of options RMB
Outstanding, as of October 1, 2016	26,450,000	2	7.92	—
Granted	43,550,000	—	—	—
Forfeited	—	—	—	—

Outstanding, as of September 30, 2017	70,000,000	2	8.73	—
Granted	—	—	—	—
Forfeited	—	—	—	—

Outstanding, as of September 30, 2018	70,000,000	2	7.73	—
Granted	—	—	—	—
Forfeited	(1,780,000)	2	7.73	—

Outstanding, as of September 30, 2019	68,220,000	2	6.74	—

Vested or expected to vest as of September 30, 2019	68,220,000	2	6.74	—

The Group recognized the compensation cost for the stock options on a straight line basis.

For the years ended September 30, 2017, 2018 and 2019, the Group recorded compensation expenses of RMB nil for the stock options granted. Given the vesting was contingent on the IPO, no share-based compensation expense is recognized until the date of the IPO.

Restricted Share Units (“RSU”)

In 2017, the Group issued 15.99 million RSU to a consulting company, of which 5.2 million RSU vested immediately upon grant, and the Group has the right to repurchase the remaining 10.79 million RSU anytime at its discretion with nominal price before certain dates (“repurchase rights”). The Group determined RSU with repurchase rights are not considered issued until the expiration of such rights. At each of the expiration dates, the corresponding RSU are considered issued and vested immediately, and a measurement date has been reached.

Under such arrangement, the Group recorded 2.6 million, 2.6 million, 2.8 million, 2.8 million and 2.6 million RSU at the measurement date fair value of US$0.05, US$0.06, US$0.10, US$0.20 and US$0.25 on March 16, 2017, November 12, 2017, April 1, 2018, December 1, 2018 and April 1, 2019, respectively. In July 2019, the Group repurchased total 5.19 million RSUs.

The fair value of RSU was determined by reference to the fair value of ordinary shares of the Group and was appraised by an independent valuation firm.

The total expenses recognized in the consolidated statements of comprehensive loss for the aforementioned RSUs granted were RMB775, RMB2,252 and RMB8,173 respectively for the years ended September 30, 2017, 2018 and 2019, respectively.

9.	LOSSES PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	For the years ended September 30,
	2017	2018	2019
Numerator:
Net loss attributable to Q&K International Group Limited	(245,475)	(499,859)	(498,242)
Deemed dividend	(58,763)	(135,545)	(307,389)

Net loss attributable to ordinary shareholders—basic and diluted	(304,238)	(635,404)	(805,631)
Denominator:
Weighted average ordinary shares outstanding—basic and diluted	354,861,449	409,403,915	430,450,490
Net loss per share—basic and diluted	(0.86)	(1.55)	(1.87)

For the years ended September 30, 2017, 2018 and 2019, respectively, assumed conversion of 535,549,510, 639,049,510, and 912,410,360 Preferred Shares, or 70,000,000, 70,000,000 and 68,220,000 share options have not been reflected in the calculation of diluted net loss per share as their inclusion would have been anti-dilutive.

10.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company, Q&K International Group Limited is not subject to tax on income or capital gain.

Hong Kong

QingKe (China) Limited is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

United States of America

The Group’s subsidiary in the U.S. is registered in the state of Delaware and is subject to U.S. federal corporate marginal income tax rate of 21% and state income tax rate of 8.7% respectively.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Tax expense is comprised of the following:

	For the Years Ended September 30,
	2017	2018	2019
Current tax	596	2,393	63
Deferred tax	—	—	—

Total	596	2,393	63

A reconciliation between the effective income tax rate and the PRC statutory income tax rate are as follows:

	For the Years Ended September 30,
	2017	2018	2019
PRC statutory tax rate	25.0%	25.0%	25.0%
Tax effect of other expenses that are not deductible in determining taxable profit	(1.7%)	(1.2%)	(2.4%)
Effect of change in valuation allowance	(23.5%)	(24.3%)	(22.6%)

Effective tax rate	(0.2%)	(0.5%)	(0.0%)

The principal components of the Group’s deferred income tax assets as of September 30, 2018 and 2019 are as follows:

	As of September 30,
	2018	2019
Deferred tax assets:
Net losses carryforward	103,403	166,302
Other accrued expenses	124,441	160,075
Advertising expenses	5,347	12,587
Valuation allowance	(233,191)	(338,964)

Total deferred tax assets	—	—

Movement of the valuation allowance is as follows:

Balance as of October 1, 2016	54,574
Addition	57,682
Write off	—

Balance as of September 30, 2017	112,256
Addition	120,935
Write off	—

Balance as of September 30, 2018	233,191
Addition	105,773
Write off	—

Balance as of September 30, 2019	338,964

For the years ended September 30, 2017, 2018 and 2019, respectively, valuation allowance of RMB112,256, RMB233,191 and RMB338,964 were provided, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of September 30, 2019, the Group had tax loss carryforwards of RMB166,302 which will expire between 2020 and 2024 if not used.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2015 through 2019 on non-transfer pricing matters, and from 2010 through 2019 on transfer pricing matters.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of September 30, 2018 and 2019.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIE that are available for distribution was not material as of September 30, 2018 and 2019.

11.	STATUTORY RESERVES AND NET RESTRICTED ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE and subsidiaries of the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries and consolidated VIEs located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Amounts restricted including paid-in capital and statutory reserve funds as determined pursuant to PRC Laws were RMB942,440 and RMB1,332,226 as of September 30, 2018 and 2019 respectively.

12.	RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group. The related parties mainly act as service providers and service recipients to the Group. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Relationship with the Group
Shanghai Yijia Chuangye Investment Center LLP (“Yijia Chuangye”)	An entity controlled by Mr. Guangjie Jin (“Founder and CEO of the Group”)
Shanghai Laiguan Property Management Co., Ltd. (“Laiguan”)	An entity controlled by certain shareholders of the Group
Shanghai Q&K Fashion Life Co., Ltd. (“Q&K Fashion”)	An entity controlled by Founder and CEO of the Group
Shanghai Qingke Robot Technology Co., Ltd. (“Robot”) (i)	An affiliate of Founder and CEO of the Group
Shanghai Yijia Property Management Co., Ltd. (“Yijia Property”)	An entity controlled by certain shareholders of the Group
Shanghai Xulong Trading Co., Ltd. (“Xulong”) (ii)	An entity controlled by the parents of Founder and CEO of the Group
Shanghai Youzhen Information Technology Co., Ltd. (“Youzhen”)	An entity controlled by the parents of Founder and CEO of the Group
Shanghai Qingji Property Management Co., Ltd. (“Qingji”)	An entity controlled by certain shareholders of the Group

(i)	Robot ceased to be a related party of the Group in April 2019.
(ii)	Xulong ceased to be a related party of the Group in March 2019.

The Group entered into the following transactions with its related parties:

For the years ended September 30, 2017, 2018 and 2019, services provided by the related parties were RMB91,912, RMB210,963 and RMB139,026 , respectively:

	For the Years Ended September 30,
	2017	2018	2019
Purchases of property and equipment from Xulong	6,040	77,676	12,205
Labor outsourcing service expense to Laiguan	35,947	48,861	43,003
Labor outsourcing service expense to Qingji	—	19,258	41,180
Value-added service cost to Robot	3,266	42,352	28,336
Storage and logistic service expense to Xulong	6,218	14,298	4,582
Marketing service expense to Xulong	—	8,364	9,720
Research and development expense to Robot	40,441	154	—

Total	91,912	210,963	139,026

As of September 30, 2018 and 2019, amounts due from related parties were RMB22,505 and RMB5,587, respectively, and details are as follows:

	As of September 30,
	2018	2019
Robot(i)	8,969	—
Q&K Fashion(ii)	7,978	—
Yijia Chuangye(ii)	4,400	4,400
Laiguan	988	1,024
Youzhen	125	125
Others	45	38

Total	22,505	5,587

(i)	The Group paid advances to Robot for providing value-added services.
(ii)	Represents related party loans to Yijia Chuangye and Q&K Fashion, which were interest free and payable on demand.

As of September 30, 2018 and 2019, amounts due to related parties were RMB32,219 and RMB3,121, respectively, and details are as follows:

	As of September 30,
	2018	2019
Xulong	31,470	—
Yijia Property	749	2,366
Qingji	—	743
Others	—	12

Total	32,219	3,121

13.	COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

The Group has entered into lease agreements for properties which it operates. Such leases are classified as operating leases. Future minimum lease payments under non-cancellable operating lease agreements at September 30, 2019 were as follows:

2020	995,666
2021	932,124
2022	939,201
2023	955,118
2024	885,332
Thereafter	1,503,044

Total	6,210,485

(b) Purchase Commitments

As of September 30, 2019, the Group’s commitments related to leasehold improvements and installation of equipment for RMB23,706, which is expected to be incurred within one year.

(c) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

14.	SUBSEQUENT EVENTS

The Group evaluated subsequent events through January 29, 2020, the date on which these financial statements were issued.

On January 14, 2020, the Group entered into an agreement with a rental service company (the “Transferor”) to acquire approximately 47,000 rental units in Sichuan and Chongqing, China, from the Transferor for a consideration of RMB580 million, subject to adjustments based on the quality of the assets according to the agreement. The initial accounting for the acquisition is incomplete at the time the financial statements are issued.

ADDITIONAL FINANCIAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

Q&K INTERNATIONAL GROUP LIMITED FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED BALANCE SHEETS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	As of September 30,
	2018	2019	2019
	RMB	RMB	USD Note 4
Assets
Cash and cash equivalents	49,880	101,157	14,152
Other receivables, deposits and other assets	1	1	—
Amounts due from subsidiaries and consolidated VIEs	344,580	522,124	73,047

Total assets	394,461	623,282	87,199

Liabilities
Accrued expenses and other current liabilities	6,020	—	—
Contingent earn-out liabilities	83,872	97,417	13,629
Deficit of investments in subsidiaries and consolidated VIEs	1,101,475	1,346,408	188,370

Total liabilities	1,191,367	1,443,825	201,999

Series B convertible redeemable preferred shares (US$0.00001 par value, 160,000,000 shares authorized, issued and outstanding; liquidation value of RMB202,312 and RMB233,350 as of September 30, 2018 and 2019, respectively)	205,723	316,765	44,317
Series C convertible redeemable preferred shares (US$0.00001 par value, 120,000,000 shares authorized, issued and outstanding; liquidation value of RMB242,530 and RMB287,231 as of September 30, 2018 and 2019, respectively)	235,681	272,633	38,143
Series C-1 convertible redeemable preferred shares (US$0.00001 par value, 103,500,000 shares authorized, issued and outstanding; liquidation value of RMB221,064 and RMB255,213 as of September 30, 2018 and 2019, respectively)	202,639	236,320	33,062
Series C-2 convertible redeemable preferred shares (US$0.00001 par value, 273,360,850 shares authorized, issued and outstanding; liquidation value of RMB595,962 as of September 30, 2019)	—	599,767	83,910

Total mezzanine equity	644,043	1,425,485	199,432

Shareholders’ deficit:
Ordinary shares	27	27	4
Series A non-redeemable preferred shares	35,777	35,777	5,005
Accumulated deficits	(1,478,466)	(2,275,924)	(318,414)
Accumulated other comprehensive income (loss)	1,713	(5,908)	(827)

Total shareholders’ deficit	(1,440,949)	(2,246,028)	(314,232)

Total liabilities, mezzanine equity and shareholders’ deficit	394,461	623,282	87,199

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi in thousands, unless otherwise stated)

	For the Years Ended September 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD Note 4
General and administrative expenses	(1,574)	(5,247)	(15,888)	(2,223)
Interest income	—	2,096	1,761	246
Fair value change of contingent earn-out liabilities	(5,165)	6,164	42,404	5,933

(Loss) Income before equity in losses of subsidiaries and consolidated VIEs	(6,739)	3,013	28,277	3,956
Equity in losses of subsidiaries and consolidated VIEs	(238,700)	(502,935)	(526,614)	(73,674)

Net loss	(245,439)	(499,922)	(498,337)	(69,718)
Foreign currency translation adjustments	(2,838)	4,551	(7,621)	(1,066)
Deemed dividend	(58,763)	(135,547)	(307,389)	(43,005)

Comprehensive loss	(307,040)	(630,918)	(813,347)	(113,789)

CONDENSED STATEMENTS OF CASH FLOWS

(Renminbi in thousands, unless otherwise stated)

	For the Years Ended September 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD Note 4
Net cash provided by (used in) operating activities	14,103	(3,805)	(20,149)	(2,819)
Net cash used in investing activities	—	(341,213)	(460,663)	(64,449)
Net cash provided by financing activities	192,277	185,133	530,002	74,150
Effect of exchange rate changes	(237)	3,455	2,087	292

Net increase (decrease) in cash and cash equivalents	206,143	(156,430)	51,277	7,174
Cash and cash equivalents and restricted cash at the beginning of the year	167	206,310	49,880	6,978

Cash and cash equivalents and restricted cash at the end of the year	206,310	49,880	101,157	14,152

Note to Schedule I

1. Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in deficit as such financial information is the same as the consolidated statements of changes in shareholders’ deficit.

2. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and consolidated VIEs. For the parent company, the Company records its investments in subsidiaries and consolidated VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investments in subsidiaries and consolidated VIEs’’ and the subsidiaries and consolidated VIEs’ losses as ‘‘Equity in losses of subsidiaries and consolidated VIEs’’ on the Condensed Statements of Comprehensive Loss. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, the losses of subsidiaries and consolidated VIEs regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3. For the years ended September 30, 2017, 2018 and 2019, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.

4. Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended September 30, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.1477, as set forth in H.10 statistical release of the Federal Reserve Board on September 30, 2019. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on September 30, 2019, or at any other rate.