Form 20-F/A
period 2019-09-30
Q&K INTERNATIONAL GROUP Ltd
filed 2020-02-21
CIK 1769256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

This amendment No. 1 (the “Amendment No. 1”) to the annual report on Form 20-F of Q&K International Group Limited for the fiscal year ended September 30, 2019, which was originally filed with the Securities and Exchange Commission on February 18, 2020 (the “FY 2019 Annual Report”), is being filed solely for purposes of filing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed.

This Amendment No. 1 speaks as of the filing date of the FY 2019 Annual Report on February 18, 2020. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the FY 2019 Annual Report, or reflect any event that has occurred after the FY 2019 Annual Report was originally filed.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Q&K International Group Limited

By:	/s/ Guangjie Jin
Name:	Guangjie Jin
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: February 21, 2020