Form 20-F
period 2020-09-30
Q&K INTERNATIONAL GROUP Ltd
filed 2021-02-16
CIK 1769256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2020
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
Chengcai Qu, Chief Executive Officer
Phone:
+86-
21-6422-8532
Email: ccqu@qk365.com
Suite 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People’s Republic of China
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
A merican depositary shares (one American depositary share representing thirty (30) Class A ordinary shares, par value US$0.00001 per share)	QK	NASDAQ Global Market

Class A ordinary shares, par value US$0.00001 per share*

*	Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)

As of September 30, 2020, there were 1,436,010,850 ordinary shares outstanding, consisting of
1,255,621,301
Class A ordinary shares and
180,389,549
Class B ordinary shares, all with a par value of US$0.00001 per share.
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
of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

			Emerging growth company	☒
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
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
Unless otherwise indicated, the number of our tenants, tenant renewal rate, average lease term of our tenants, and our other operating data in this annual report do not take into account tenants who choose not to stay in our apartments after the first week of their leases. To encourage prospective tenants to try out our apartments, we have put in place a policy to allow a new tenant to cancel a lease within three days from the move-in
date, and we will return all rental, deposits and fees penalty free. If a new tenant cancels the lease on the fourth to the seventh day, we will return all unused rental, deposit and fees penalty free. In FY 2020, approximately 3.0% of our leases with tenants were terminated during the first week of their leases.
Our fiscal year end is September 30. “FY 2017” refers to our fiscal year ended September 30, 2017, “FY 2018” refers to our fiscal year ended September 30, 2018, “FY 2019” refers to our fiscal year ended September 30, 2019, and “FY 2020” refers to our fiscal year ended September 30, 2020.
Our reporting currency is the Renminbi. This annual report on Form
20-F
also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.7896 to US$1.00, the noon buying rate on September 30, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On February 5, 2021, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4664 to US$1.00.
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
You can identify some of these
forward-looking
statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking
statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking
statements include, but are not limited to, statements relating to:

•	our mission and strategies;

•	our ability to continue as a going concern;

•	our ability to achieve or maintain profitability;

•
general economic and business condition in China and elsewhere, particularly the long-term apartment rental market and government measures aimed at China’s real estate industry and apartment rental industry;

•	health epidemics, pandemics and similar outbreaks, including COVID-19;

•	competition in the apartment rental industry;

•	our future business development, financial condition and results of operations;

•	our expectations regarding demand for and market acceptance of our apartments and services;

•	our ability to attract and retain tenants and landlords, including tenants and landlords from our acquired lease contracts;

•	our ability to control the quality of operations, including the operation of our rental apartments managed by our own apartment managers or by third-party contractors;

•	our ability to integrate strategic investments, acquisitions and new business initiatives; and

•	our relationship with financial institution partners and third-party product and service providers.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.
Selected Financial Data
The following selected consolidated statements of comprehensive loss data and selected consolidated cash flows data for FY 2017, FY 2018, FY 2019 and FY 2020, and selected consolidated balance sheets data as of September 30, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page
F-1.
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
The following table presents our selected consolidated statements of comprehensive loss data for FY 2017, FY 2018, FY 2019 and FY 2020.

	FY 2017	FY 2018	FY 2019	FY 2020
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss Data:
Net revenues:
Rental service revenue	508,910	796,940	1,089,164	1,105,172	162,774
Value-added services and others	13,827	92,997	144,606	102,791	15,139

Total net revenues	522,737	889,937	1,233,770	1,207,963	177,913

Operating costs and expenses:
Operating cost	(547,618)	(897,959)	(1,304,992)	(1,203,415)	(177,245)
Selling and marketing expenses	(42,008)	(117,826)	(135,413)	(63,512)	(9,354)
General and administrative expenses	(34,353)	(84,953)	(108,196)	(102,769)	(15,136)
Research and development expenses	(44,160)	(51,947)	(47,029)	(24,934)	(3,672)
Pre-operation expenses	(19,934)	(117,107)	(42,661)	(14,245)	(2,098)
Impairment loss	(22,750)	(50,614)	(46,213)	(846,766)	(124,715)
Loss from disposal of property and equipment	—	—	—	(468,980)	(69,073)
Other (expense) income, net	(1,460)	4,034	2,427	15,881	2,339

Total operating costs and expenses	(712,283)	(1,316,372)	(1,682,077)	(2,708,740)	(398,954)

Loss from operations	(189,546)	(426,435)	(448,307)	(1,500,777)	(221,041)
Interest expense, net	(50,136)	(77,167)	(91,914)	(130,206)	(19,177)
Foreign exchange gain (loss), net	3	(91)	(457)	(62)	(9)
Fair value change of contingent earn-out liabilities	(5,165)	6,164	42,404	97,417	14,348

Loss before income taxes	(244,844)	(497,529)	(498,274)	(1,533,628)	(225,879)
Income tax expense	(596)	(2,393)	(63)	(13)	(2)

Net loss	(245,440)	(499,922)	(498,337)	(1,533,641)	(225,881)
Less: net income (loss) attributable to noncontrolling interests	35	(63)	(95)	(49)	(7)

Net loss attributable to Q&K International Group Limited	(245,475)	(499,859)	(498,242)	(1,533,592)	(225,874)
Deemed dividend	(58,763)	(135,545)	(307,389)	—	—

Net loss attributable to ordinary shareholders	(304,238)	(635,404)	(805,631)	(1,533,592)	(225,874)

Net loss per share attributable to ordinary shareholders of Q&K International Group Limited—Basic and diluted	(0.86)	(1.55)	(1.87)	(1.14)	(0.17)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	354,861,449	409,403,915	430,450,490	1,351,127,462	1,351,127,462

The following table presents our selected consolidated balance sheet data as of September 30, 2017, 2018, 2019 and 2020.

	As of September 30,
Selected Consolidated Balance Sheets Data:	2017	2018	2019	2020

	RMB	RMB	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	365,115	103,752	159,799	22,879	3,370
Restricted cash	2,000	15,000	91,015	8,887	1,309
Accounts receivable	314	475	1,306	1,943	286
Amounts due from related parties	12,541	22,505	5,587	168	25
Prepaid rents and deposit	92,687	170,683	128,213	51,281	7,553
Advance to suppliers	27,270	17,079	64,028	16,043	2,363
Other current assets	42,118	118,445	146,559	101,803	14,994

Total current assets	542,045	447,939	596,507	203,004	29,900
Non-current assets:
Property and equipment—net	578,331	1,320,822	1,185,311	358,022	52,731
Intangible assets—net	1,714	1,232	1,248	222,123	32,715
Land use rights	11,307	11,021	10,734	10,448	1,539
Other assets	201	389	5,946	57,133	8,415

Total assets	1,133,598	1,781,403	1,799,746	850,730	125,300

Liabilities and equity:
Total current liabilities	1,173,179	1,969,883	1,697,111	1,961,740	288,935
Total non-current liabilities	386,389	590,654	913,501	883,440	130,115

Total liabilities	1,559,568	2,560,537	2,610,612	2,845,180	419,050

Total mezzanine equity	368,546	644,043	1,425,485	—	—

Total Q&K International Group Limited shareholders’ deficit	(812,351)	(1,440,949)	(2,246,028)	(2,004,078)	(295,168)
Noncontrolling interest	17,835	17,772	9,677	9,628	1,418

Total shareholders’ deficit	(794,516)	(1,423,177)	(2,236,351)	(1,994,450)	(293,750)

Total liabilities, mezzanine equity and shareholders’ deficit	1,133,598	1,781,403	1,799,746	850,730	125,300

The following table presents our selected consolidated cash flow data for FY 2017, FY 2018, FY 2019 and FY 2020.

	FY 2017	FY 2018	FY 2019	FY 2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(43,589)	(117,048)	(88,189)	54,841	8,078
Net cash used in investing activities	(285,518)	(674,298)	(351,450)	(138,670)	(20,406)
Net cash provided by (used in) financing activities	649,451	539,528	569,569	(134,924)	(17,979)
Effect of foreign exchange rate changes	(238)	3,455	2,132	(295)	(104)
Net increase (decrease) in cash, cash equivalents and restricted cash	320,106	(248,363)	132,062	(219,048)	(30,411)
Cash, cash equivalents and restricted cash at the beginning of the period	47,009	367,115	118,752	250,814	35,090
Cash, cash equivalents and restricted cash at the end of the period	367,115	118,752	250,814	31,766	4,679
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
Summary of Risk Factors

•
We have a limited operating history in an emerging and rapidly evolving market, which makes it difficult to evaluate our future prospects and results of operations and may increase the risk that we will not be successful. In addition, our historical growth and financial condition may not be indicative of our future growth, profitability, and financial condition.

•
The report of our independent registered public accounting firm on our consolidated financial statements includes an explanatory paragraph questioning our ability to continue as a going concern. We recorded net losses in the past and may not be able to continue as a going concern or achieve or maintain profitability in the future.

•
Our business requires significant capital expenditure for sourcing, renovation and maintenance of rental apartments. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition and growth prospects.

•
The
COVID-19
outbreak has adversely affected, and may continue to adversely affect, our business, results of operations and financial condition. We also face risks related to other health epidemics, natural disasters, civil and social disruptions and other outbreaks and catastrophes, which could materially and adversely affect our results of operations and financial condition.

•	Tenants may terminate their leases during lease terms, exposing us to the risk of re-leasing our rental apartments, which we may be unable to do on a timely basis, on favorable terms or at all.

•
We have relied on our tenants’ rental prepayments to finance our growth. To the extent a lease agreement is terminated during the rental period covered by the prepayment, we need to return the unused prepaid rentals. If a significant number of the lease agreements are terminated early, our liquidity and financial condition may be materially and adversely affected.

•	We rely on our cooperation with a limited number of financial institutions.

•	Capital and credit market conditions may adversely affect our access to capital and/or the cost of capital, which could impact our future prospects, results of operations and growth prospects.

•
Our business is susceptible to China’s macro-economic conditions, particularly the long-term apartment rental market and government measures aimed at China’s real estate industry and apartment rental industry.

•	Our expansion into new markets may present increased risk.

•
Strategic investments, acquisitions or new business initiatives may disrupt our ability to effectively manage our business and adversely affect our operating results. In addition, to the extent we fund these business initiatives through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted.

•
We have started and may continue to expand our business by acquiring lease contracts and related fixtures and equipment of rental units from other rental service companies, and have engaged and may engage more third-party contractors to manage these rental units. We may not be able to control the quality of sourcing, renovation, marketing, maintenance and other rental unit management activities or participate in the tenant screening process. The third-party contractors may not manage the rental units according to the terms of our contracts or otherwise below standard, or do not continue to maintain or expand their relationship with us. These may materially and adversely affect our business, results of operation, financial condition and reputation.

•
We have been, and may from time to time be, subject to claims, controversies, lawsuits and other legal and administrative proceedings, which could have a material adverse effect on our business, results of operations, financial condition and reputation.

•
If the PRC government deems that the contractual arrangements in relation to our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•
We rely on contractual arrangements with our variable interest entity and its shareholders for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

•	Any failure by our variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

•
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

•
We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

•	The market price for the ADSs may be volatile.

•	An active market for the ADSs may not be maintained.

•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

•
Conversion of the convertible notes and exercise of the warrants we issued may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible notes.

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
We have a limited operating history in the branded long-term apartment rental industry, which is an emerging and rapidly evolving market in China. We may not continue our growth or maintain our historical growth rates or financial condition. For example, our number of rental units contracted decreased by 17.5% from September 30, 2019 to September 30, 2020, compared to an increase of 3.2% from September 30, 2018 to September 30, 2019. You should not consider our historical growth or financial condition as indicative of our future performance.
You should consider our future operations in light of the challenges and uncertainties that we may encounter. These risks and challenges include, among other things:

•	changes in national, regional or local economic, demographic or real estate market conditions;

•	changes in laws and policies on rental housing, including but not limited to rent control laws or tenant protection laws;

•	changes in job markets and employment levels on a national, regional and local basis;

•	health epidemics, pandemics and similar outbreaks, including COVID-19;

•	overall conditions in the rental market, including:

•	macroeconomic shifts in demand for rental homes;

•	inability to lease or re-lease homes to tenants on a timely basis, on attractive terms or at all; and

•	development of branded apartment rental industry in China;

•	failure of tenants to pay rent when due or otherwise perform their obligations in connection with the lease;

•	significant number of early terminations of leases;

•	level of competition for suitable rental homes;

•	our ability to expand and manage our apartment network and maintain rapid business growth;

•	our ability to manage our procedures, control and systems under different business models, including for rental apartments managed by our apartment managers or by third-party contractors;

•	our ability to maintain high occupancy rate and target rent levels;

•	our ability to raise rents;

•	costs and time period required to renovate rental homes;

•	unanticipated repairs, capital expenditures or other costs;

•	our ability to maintain or renew favorable terms with financing partners and other strategic partners;

•	our ability to maintain, deepen and broaden cooperation with financial institutions, service providers and other third parties;

•	our ability to develop more value-added products and services;

•	our ability to effectively control our operating costs and expenses;

•	our ability to maintain the proper functioning of our technology systems and infrastructure;

•	disputes and potential negative publicity in connection with early termination of leases with landlords, rental collection, eviction proceedings, quality control and other aspects of our business;

•	costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental or safety problems;

•	decoration and supply capabilities;

•	our ability to increase our brand awareness;

•	our ability to attract and retain employees; and

•	changes in U.S. accounting standards regarding operating leases.
In addition, we utilize a
lease-and-operate
model, under which we lease apartments, usually in bare-bones condition, and lease to tenants after renovation. Therefore, we are also subject to the risks inherent in a lease-and-operate
model, including:

•	upfront capital outlay for apartment sourcing and renovation;

•	ongoing capital needs to maintain and operate apartments; and

•
mismatch between our lease term with landlords, which generally provides a lease-in
contract
lock-in
period of five to six years, subject to the extension for another two to three years at the option of landlords, and our lease term with tenants, which generally has a contracted term of 12 to 26 months and an average lock-in
period of 9.3 months in FY 2020.

Any one or more of these factors could adversely affect our business, financial condition and results of operations.

The report of our independent registered public accounting firm on our consolidated financial statements includes an explanatory paragraph questioning our ability to continue as a going concern. We recorded net losses in the past and may not be able to continue as a going concern or achieve or maintain profitability in the future.
We incurred net losses in FY 2018, FY 2019 and FY 2020 of RMB499.9 million, RMB498.3 million and RMB1,533.6 million (US$225.9 million), respectively. As of September 30, 2020, we had an accumulated deficit of RMB3,809.5 million (US$561.1 million). Our net cash used in operating activities were RMB117.0 million and RMB88.2 million for FY 2018 and FY 2019, respectively, and our net cash generated from operating activities were RMB54.8 million (US$8.1 million) for FY 2020. Our balance of cash and cash equivalents has fluctuated and amounted to RMB103.8 million, RMB159.8 million and RMB22.9 million (US$3.4 million) as of September 30, 2018, 2019 and 2020, respectively. As of September 30, 2018, 2019 and 2020, our current liabilities exceeded our current assets by RMB1,521.9 million, RMB1,100.6 million and RMB1,758.7 million (US$259.0 million), respectively. Furthermore, in July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. To finance this acquisition, in July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 104,871 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to December 2020, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$12.03 million at par and warrants to purchase 67,696 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements. We have paid US$5.8 million to the transferor to settle the first installment of the consideration as of the date of this annual report. The remaining consideration for the acquisition, which consists of US$23.2 million in cash and 128.6 million Class A ordinary shares, subject to adjustments based on terms and conditions set forth in the agreements, will be payable in installments upon reaching certain milestones linked to the transfer of lease contracts and other related assets. We will also issue in installments, to a third-party contractor that manages the rental units as previously announced, up to 99.6 million Class A ordinary shares, subject to certain performance indicators and other terms and conditions set forth in the agreement. In addition, our operations have been affected by the COVID-19 pandemic. See “—The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our business, results of operations and financial condition. We also face risks related to other health epidemics, natural disasters, civil and social disruptions and other outbreaks and catastrophes, which could materially and adversely affect our results of operations and financial condition.” These factors raise substantial doubt about our ability to continue as a going concern. We have adopted a series mitigation plans and actions as discussed in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” However, future financing requirements will depend on many factors, including the scale and pace of the expansion of our apartment network, our efficiency in apartment operation, including apartment renovation and pricing, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies, and there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects.
The report of our independent registered public accounting firm on our consolidated financial statements included elsewhere in this annual report includes an explanatory paragraph questioning our ability to continue as a going concern. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. If we are unable to continue as a going concern or achieve or maintain profitability, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. If we cease operations, it is likely that all of our investors would lose their investment. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our ADSs and our ability to raise new capital or to continue our operations.
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
We recorded negative working capital. As of September 30, 2018, 2019 and 2020, our current liabilities exceeded our current assets by RMB1,521.9 million, RMB1,100.6 million and RMB1,758.7 million (US$259.0 million), respectively. Our capital expenditures totaled RMB1,000.4 million, RMB172.1 million and RMB138.7 million (US$20.4 million) in FY 2018, FY 2019 and FY 2020, respectively. We are in need of additional funding to sustain and expand our business, and we have formulated a plan to address our liquidity problem, including but not limited to, cooperation with a rental service company to finance apartment renovation under a financing arrangement model, obtaining proceeds from our tenants’ rental prepayment, and adoption of a stringent cash management policy. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” Our management reviews our forecasted cash flows on an on-going
basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditures. We believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures, and to meet our short-term debt obligations, other liabilities and commitments as they become due.

We utilize a
lease-and-operate
model. Under this model, we generally incur substantial upfront capital outlay before we start to generate revenues on the relevant apartments. These include capital outlay for market research and evaluation of the target geographic area for expansion, apartment searching, prepayment of a few months’ rental to our landlords, and renovation of the apartments we lease, which are usually in bare-bone condition, to add an additional bedroom and make them suitable for lease-out
to tenants. We followed a disciplined and systematic process to expand our apartment network, involving comprehensive market research, site visits and other preparation work, during which period we may incur substantial operating costs and expenses. After we have identified the geographic area to expand into and available apartments to lease, the typical period from the time we enter into a lease agreement with landlords to successfully leasing out the apartment and receiving the first rental payments from tenants is approximately 83.3 days as of September 30, 2020, which may be significantly extended due to some factors that are beyond our control, including but not limited to, substantial delay during the renovation period due to third-party contractors’ default, and inability to attract and retain tenants in a timely manner due to apartment rental market condition. Inability to timely access financing on favorable terms or at all would materially and adversely affect our apartment sourcing and expansion, which could materially and adversely affect our future business, results of operations, financial condition and growth prospects.
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
We cooperate with financial institutions which provide rental installment loans to our tenants to finance their rental prepayments, which have helped us finance our capital expenditure for apartment sourcing, renovation, and ongoing apartment maintenance and operation. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. As of September 30, 2020, 11.9% of rental payment made by our tenants had been facilitated by rental installment loans.
However, the Opinions on Rectification and Normalization of Home-rental Market, which became effective on December 13, 2019, requires that a residential rental company, such as us, shall make sure that the total rental income it receives through rental installment loan does not exceed 30% of the rental income of such company by the end of 2022. Moreover, the Measures on Residential Tenancy (Discussion Draft) published by the Ministry of Housing and Urban-Rural Development of the PRC, or the MOHURD, for public discussion in September 2020, which has not taken effect as of the date of this annual report, state that (i) residential rental operators are prohibited from inducing tenants to utilize rental installment loans by providing rental discounts or by including any term of rental installment loans in the rental agreement; and (ii) commercial banks may extend a rental installment loan only if the lease agreement has been registered with local housing bureau and the term of the loan does not exceed the duration of the tenancy. We cannot assure you that we can find alternative sources of financing and our business operations, cash flow or financial condition would not be negatively affected by significantly reducing the percentage of our rental income received through rental installment loan.
The
COVID-19
outbreak has adversely affected, and may continue to adversely affect, our business, results of operations and financial condition. We also face risks related to other health epidemics, natural disasters, civil and social disruptions and other outbreaks and catastrophes, which could materially and adversely affect our results of operations and financial condition.
We may be subject to social and natural catastrophic events that are beyond our control, such as health epidemics, natural disasters, civil and social disruptions and other outbreaks and catastrophes, which may materially and adversely affect our business, particularly in locations where we operate.
Since December 2019, a novel strain of coronavirus, or
COVID-19,
has become widespread in China and around the world. In March 2020, the World Health Organization declared the spread of
COVID-19
a pandemic after characterizing it as a public health emergency of international concern in January 2020. Since the beginning of 2020, China has taken various restrictive measures to contain the spread of
COVID-19,
such as quarantines, travel restrictions and home office policies. This has resulted in a material and negative effect on the economy and apartment rental market in China and caused significant loss of our tenants, decrease in our occupancy rates and decrease in average rental rates of our rental units, particularly in the quarters ended March 31, 2020 and June 30, 2020, which in turn resulted in a decrease in our revenue. In FY 2020, our average month-end occupancy rate and the rental spread margin before discount for rental prepayments decreased as compared with FY 2019 mainly due to the impact of the COVID-19, pandemic. In addition, some of our employees and business partners were unable to return to work timely during the
COVID-19
pandemic in China, which temporarily interrupted our operation. As a result, our business, results of operations and financial condition have been adversely affected by the
COVID-19
pandemic.

In response to the challenges and uncertainties resulting from the
COVID-19
pandemic and its impact on our business, we have actively taken actions including, but not limited to, reducing our costs and expenses, controlling our number of rental units contracted by reducing leases with landlords given the decrease in occupancy rate, taking necessary measures to sanitize our working spaces and apartments, modifying our cooperation with the rental service company, seeking additional financial support from banks and financial institutions and seeking consolidation opportunities through acquiring high quality assets.
As the
COVID-19
pandemic has been under control in China, the apartment rental market and our business have been steadily recovering. However, because the situation of
COVID-19
is very fluid, we cannot predict whether or when the spread of
COVID-19
may recur in China or worldwide. We have offered, and may continue to offer, promotions to our tenants, such as discounts on the rentals we charge our tenants for, so as to retain tenants and maintain our occupancy rate. Moreover, we will continue to monitor the quality of our rental units contracted, available rental units and other asset portfolio, and seek additional source of funds and acquisition opportunities. Our business, results of operations, financial conditions and prospects may be materially and adversely affected if another wave of the
COVID-19
pandemic or epidemic of another disease occur.
Tenants may terminate their leases during lease terms, exposing us to the risk of re-leasing
our rental apartments, which we may be unable to do on a timely basis, on favorable terms or at all.
Our leases with tenants typically have a contracted lease term of 12 to 26 months.
In FY 2020, our tenants stayed in our rental units for an average duration of 8.8 months. A majority of our lease-out
agreements include a
lock-in
period (during which termination will result in forfeiture of deposit) of 12 months or longer after the move-in
date. If the market rental rates decline, we anticipate our rental revenues may be affected greater than if our leases were for longer terms. For example, the market rental rates may decline if another wave of
COVID-19
outbreak occurs in regions where we operate.
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
In addition, tenants may terminate the lease during the
lock-in
period, subject to the forfeiture of their security deposits. In FY 2020, 72.6% of our leases with tenants were terminated before the expiration of the applicable lock-in period, increased from 49.0% in FY 2019 mainly attributable to (i) more tenants’ relocation because they changed their jobs, (ii) the negative publicity of rental installment loans since 2019 and (iii) the cancellation of leases as some of our tenants could not return to the cities where they worked due to the
COVID-19-related
quarantine measures. In FY 2020, only 12.4% of our leases with tenants remained in their rental units through the end of the
26-month
contracted lease term. Our liquidity may be materially and adversely affected by tenants’ early termination. See “—We have relied on our tenants’ rental prepayments to finance our growth. To the extent a lease agreement is terminated during the rental period covered by the prepayment, we need to return the unused prepaid rentals. If a significant number of the lease agreements are terminated early, our liquidity and financial condition may be materially and adversely affected.” To the extent tenants terminate the lease during the lease term, our business, results of operation and financial condition may be materially and adversely affected.
We have relied on our tenants’ rental prepayments to finance our growth. To the extent a lease agreement is terminated during the rental period covered by the prepayment, we need to return the unused prepaid rentals. If a significant number of the lease agreements are terminated early, our liquidity and financial condition may be materially and adversely affected.
We encourage tenants to prepay rentals by providing them with rental discounts during the lock-in
period. We subsidize the interests on the rental installment loans, which the tenants use to finance rental prepayments. In the event of rental installment loans, we typically receive from our financial institution partners a lump-sum
payment covering up to 24 months’ rent, which we can use to finance our growth without restrictions. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. See “Item 4. Information on the Company—B. Business Overview—Our Cooperation with Financial Institutions.” These rental prepayments have helped us finance our capital expenditure for apartment sourcing, renovation, and ongoing apartment maintenance and operation.

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
To the extent a lease agreement is terminated before the rental period covered by the prepayment, whether by the tenant or by us, we shall, upon such termination, return the unused prepaid rents, typically in a lump sum, to the tenant, or to our financial institution partner where the tenant has used the rental installment loan granted by such financial institution to finance his/her rental prepayment. Since tenants who prepay rental for certain lease period can enjoy rental discount for the applicable lock-in
period, and tenants who terminate the lease within the
lock-in
period are subject to forfeiture of their security deposits, our tenants may be incentivized to terminate their lease around the end or shortly after the expiry of the applicable lock-in
period. In FY 2020, 72.6% of our terminated leases with tenants were terminated during the rental period covered by the prepayment. When a significant number of lease agreements are terminated during the rental period covered by the rental prepayments, we may not have sufficient immediate funds to return all unused rents, and we may not be able to timely re-possess
the apartments and identify new tenants. See “—Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease.” Failure to adequately manage our cash and liquidity could adversely affect our business, financial condition, results of operations and cash flows.
We rely on our cooperation with a limited number of financial institutions.
As of September 30, 2020, we cooperated with 7 financial institutions, which provide rental installment loans to our tenants to finance their rental prepayments. As of September 30, 2020, our largest and second largest financial institution partners accounted for 31.0% and 29.5% of the total amount of outstanding rental loans, respectively. In line with industry practice, we provide guarantee and may also provide additional credit enhancement in the form of security deposits to our financial institution partners with respect to tenants’ repayment of the rental installment loans. As of September 30, 2020, rental payment of 11.9% of our occupied rental units had been facilitated by rental installment loans. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants.
In addition, in August 2018, we started to cooperate with a rental service company owned by a state-owned bank in apartment sourcing and renovation. Under this model, for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. The cooperation has provided us with access to a stable source of low-cost
capital to finance our apartment renovation upfront, which helps us scale in a cost-efficient manner. Due to the rising vacancy rate of our rental units caused by the
COVID-19
pandemic, we decreased the number of apartment contracted by terminating some of the leases with landlords under this model. In April 2020, we also started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease in apartments from the rental service company or enter into new lease-out
agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in
agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out
agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference. As of September 30, 2020, we had transferred 25,375 of our rental units contracted and managed these rental units under this modified cooperation.
If our financial institution partners reduce, discontinue or do not expand their cooperation with us, for example, as a result of changes in regulatory landscape, tightening of the credit market, default by a significant number of our tenants or otherwise, we may not be able to find alternative sources of financing on similar or better terms in a timely manner or at all, and as a result, our business, financial condition and growth prospects may be materially and adversely affected.

Capital and credit market conditions may adversely affect our access to capital and/or the cost of capital, which could impact our future prospects, results of operations and growth prospects.
In periods when the capital and credit markets experience significant volatility, the amounts, sources and cost of capital available to us may be adversely affected. We primarily use external financing to fund our expansion and renovation. If sufficient sources of external financing are not available to us on cost-effective terms, we could be forced to limit our expansion and renovation and/or take other actions to fund our business activities. If economic conditions deteriorate or credit market tightens, there can be no assurance that the scope of cooperation with those financial institutions would not be terminated or reduced. To the extent that we are able and/or choose to access capital at a higher cost than we have experienced in recent years, absent changes in other factors, our earnings per share and cash flows could be adversely affected. In addition, the price of our ADSs may fluctuate significantly and/or decline in a high interest rate or volatile economic environment.
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
We conduct our apartment rental services business in China. Our business depends substantially on conditions of China’s real estate industry, particularly the apartment rental industry. Demand for rental apartments in China has grown steadily in recent years before the outbreak of
COVID-19,
but the growth is often coupled with volatility and fluctuations in real estate transaction volume and prices as well as the employment rate, and was materially and adversely affected by the
COVID-19
pandemic. Fluctuations of supply and demand in China’s real estate industry and apartment rental industry are caused by economic, social, political and other factors outside our control. The Chinese economy has shown slower growth since 2012 compared to the previous decade, and this trend is likely to continue.
We target young people, including recent college graduates, entry level white collar workers and industry workers in cities with strong economic growth, net inflow of people, ambitious urban development plans and favorable policies supporting the development of the apartment rental market. Any severe or prolonged slowdown in China’s economy, and slowdown or discontinuation of urbanization in our target markets may materially and adversely affect our business, financial condition and results of operations. In addition, there may be situations where China’s residential real estate industry becomes over-heated and our platform becomes less appealing to tenants, landlords and our business partners, which could potentially adversely affect our business. Our occupancy levels and rental rates mainly depend on demands from our target tenants in the target markets. We have benefited in recent periods from the growth of the economy, rapid urbanization and geographic concentration affecting the real estate markets and apartment rental markets, including, in particular:

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
We do not expect these favorable trends in the apartment rental market to continue indefinitely. Lowered apartment purchase prices that make it more accessible to own apartments, unfavorable policies for the apartment rental markets or decrease of
“non-resident”
population in top tier cities may adversely affect the apartment rental market. A softening of the apartment rental market in our target areas would materially and adversely affect our business, financial condition and results of operations.
In recent years, PRC governmental authorities put forward favorable rental-related policies, including but not limited to, increasing rental housing supply, encouraging the development of modern rental companies, and reducing rental income taxes. These policies have in part driven our growth.
Meanwhile, the PRC governmental authorities also enact certain criteria to regulate the apartment rental market. For example, the State Council of the PRC promulgated Several Opinions of the General Office of the State Council on Accelerating the Cultivation and Development of the Home-Rental Market in 2016, which require the local housing authorities to strengthen the administration of the home-rental market participants, including residential tenancy enterprises, intermediary agencies and professionals, in coordination with relevant departments, and keep credit records of relevant market participants. Moreover, the MOHURD published the Measures on Management of Residential Tenancy and Home Sales (Discussion Draft) for public discussion in May 2017, which require the relevant PRC authorities to enhance scrutiny on (i) the terms of duration and rent adjustments in lease agreements, (ii) the filing of lease agreements, and (iii) residential tenancy enterprises. In addition, the Measures on Residential Tenancy (Discussion Draft) published by the MOHURD for public discussion in September 2020, which has not taken effect as of the date of this annual report, state that (i) residential rental operators are prohibited from inducing tenants to utilize rental installment loans by providing rental discounts or by including any term of rental installment loans in the rental agreement; and (ii) commercial banks may extend a rental installment loan only if the lease agreement has been registered with local housing bureau and the term of the loan does not exceed the duration of the tenancy. If the PRC governmental authorities adopt any prohibitive measures or policies with respect to rental housing, or the interpretation of current laws and regulations relating to the apartment rental market becomes more restrictive and rigorous, they may depress the apartment rental market, dissuade potential tenants from renting apartments, and cause a decline in average rental rates. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased demand of rental apartments that may result from government policies.
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
For example, in early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. Pursuant to the agreement with this rental service company, we were required to pay a consideration of RMB580.0 million, consisting of cash and our Class A ordinary shares, subject to adjustments based on the quality of the assets according to the agreements, to this rental service company by the end of 2020. However, given the closing conditions were not fulfilled by September 30, 2020, this acquisition has been terminated in substance pursuant to the agreement. We did not pay any consideration, and the deposit of RMB200.0 million we paid in January 2020 was fully returned to us. We have agreed to pay back the RMB8.0 million (US$1.2 million) that this rental service company paid us before the termination of this acquisition. We also started to expand our business to Tianjin by acquiring lease contracts with landlords and tenants and related fixtures and equipment for some rental units in Tianjin in December 2019. Furthermore, to replenish and expand our rental units portfolio, in July 2020, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. Due to our lack of experience and recourses in regions that are new to us, we may not be able to operate and manage these rental units in an efficient and effective way, or at all. This may adversely affect our results of operations and growth prospects.
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
For example, in early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. Pursuant to the agreement with this rental service company, we were required to pay a consideration of RMB580.0 million, consisting of cash and our Class A ordinary shares, subject to adjustments based on the quality of the assets according to the agreements, to this rental service company by the end of 2020. However, given the closing conditions were not fulfilled by September 30, 2020, this acquisition has been terminated in substance pursuant to the agreement. We did not pay any consideration, and the deposit of RMB200.0 million we paid in January 2020 was fully returned to us. We have agreed to pay back the RMB8.0 million (US$1.2 million) that this rental service company paid us before the termination of this acquisition.
In addition, to replenish and expand our rental units portfolio, in July 2020, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. To finance this acquisition, in July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 104,871 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to December 2020, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$12.03 million at par and warrants to purchase 67,696 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements. We have paid US$5.8 million to the transferor to settle the first installment of the consideration as of the date of this annual report. The remaining consideration for the acquisition, which consists of US$23.2 million in cash and 128.6 million Class A ordinary shares, subject to adjustments based on terms and conditions set forth in the agreements, will be payable in installments upon reaching certain milestones linked to the transfer of lease contracts and other related assets. We will also issue in installments, to a third-party contractor that manages the rental units as previously announced, up to 99.6 million Class A ordinary shares, subject to certain performance indicators and other terms and conditions set forth in the agreement.

We would need to integrate the rental units from asset acquisitions into our business, including but not limited to, integration of the systems and personnel to operate the rental units. As we lack experience in the integration and operation of rental units in regions that are new to us, we may not be able to integrate the rental units into our business in a cost-effective and timely manner, or at all. This integration also requires our management to allocate resources and time from rental units we currently operate and manage to these rental units. In addition, in the process of integrating these rental units, we may continue to rely on the information systems provided by the rental service company to operate these rental units before we transfer all required operating information to our own systems. We cannot ensure that the system provided by the rental service company, which may collect and store sensitive data of third parties, is secured and reliable. These may adversely impact our business, financial condition, operating results and cash flows.
We have started and may continue to expand our business by acquiring lease contracts and related fixtures and equipment of rental units from other rental service companies, and have engaged and may engage more third-party contractors to manage these rental units. We may not be able to control the quality of sourcing, renovation, marketing, maintenance and other rental unit management activities or participate in the tenant screening process. The third-party contractors may not manage the rental units according to the terms of our contracts or otherwise below standard, or do not continue to maintain or expand their relationship with us. These may materially and adversely affect our business, results of operation, financial condition and reputation.
In July 2020, one of our subsidiaries entered into agreements with a rental service company, Great Alliance Co-living Limited, and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China to replenish our rental units portfolio. Unlike rental units we directly operate and manage, these rental units had been renovated at the time we acquired the lease contracts.
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
We have engaged a third-party contractor to manage these rental units, including but not limited to marketing, maintenance, tenant screening, communications with landlords and tenants. We take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month. Even though we take these measures, we cannot assure you that the contractor will provide services that meet our requirements or will not have disputes with landlords, tenants or other third parties. Furthermore, as tenants of these rental units are not sourced using our system, we cannot participate in the selection process and ensure the reliability and effectiveness of other systems, and therefore we may not be able to ensure these tenants’ creditworthiness. In addition, if the contractor discontinues its relationship with us, we may not be able to find an equivalent on a timely manner, or at all, or manage these rental units by our own team in an effective and efficient way, as we do not have sufficient experience in management of apartments or resources in locations such as Beijing, Chengdu, Changsha, Fuzhou, Hefei, Jinan, Kunming, Ningbo, Nanchang, Nanjing, Nanning, Qingdao, Suzhou, Xi’an, Tianjin, Shijiazhuang and Chongqing. These may materially and adversely affect our business, financial condition and results of operation.
We have been, and may from time to time be, subject to claims, controversies, lawsuits and other legal and administrative proceedings, which could have a material adverse effect on our business, results of operations, financial condition and reputation.
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

In particular, we may be exposed to various claims and disputes with our tenants, including but not limited to, those related to the terms set forth in the lease agreements. We take various measures to ensure that our tenants are aware of and understand the terms set forth in the lease agreements. These measures include, but are not limited to, requiring tenants to watch a video regarding important terms before entering into lease agreements, and video recording tenants read out important terms in the lease agreement and confirm they understand the lease agreement. However, our tenants may misunderstand the terms in the lease agreements, such as the length of the lease, upfront payment terms and terms related to rental installment loans. These misunderstandings may lead to disputes between our tenants and us. For example, tenants may claim that they are not aware that the length of the contracted lease term is 12 to 26 months, or do not know their deposits may be forfeited when they terminate the lease during the lock-in period or otherwise breach the term of the lease. In addition, some claims and disputes with tenants may involve accidents, injuries or death in our rental apartments such as lawsuits if a tenant is assaulted or becomes victim of theft or other crime during his or her stay in our rental apartment. See “—Accidents, injuries or death in our rental apartments may adversely affect our reputation and subject us to liability.” Moreover, we may be exposed to claims and disputes with third-party suppliers, including but not limited to, those related to the payment for the goods. Furthermore, we may be exposed to claims and disputes with our landlords, including but not limited to, those related to negotiation and renegotiation of rentals, and amendment and termination of the lease-in contracts. Such claims and disputes may be escalated to lawsuits or other legal proceedings and may distract our management, and materially and adversely affect our business and reputation.
Moreover, as of December 31, 2020, we were involved in 32 ongoing legal proceedings, most of which were initiated by our suppliers. The amount of the claims arising from these ongoing legal proceedings were RMB95.0 million (US$14.0 million) in aggregate. 12 of these legal proceedings have claims over RMB1.0 million (US$0.1 million). In particular, one of our suppliers, Shanghai Greenland Construction (Group) Co. Ltd., or Shanghai Greenland, filed a lawsuit against one of our subsidiary, alleging that we should pay Shanghai Greenland the construction fee and other related expenses and fees for the construction of our research and development center in Suzhou pursuant to a construction contract entered into by Shanghai Greenland and us. The amount of the construction fee and other related expenses and fees is approximately RMB58.0 million (US$8.5 million), which has been accounted for in the consolidated financial statements for FY 2020. As of the date of this annual report, this litigation is still ongoing.
In addition, in 2020, due to the COVID-19 pandemic, we terminated certain leases with landlords before the end of the original lease terms by sending landlords short messages indicating that the leases would be terminated on the specified dates and we would not assume any liability for the early termination of the leases. We had disputes with some of these landlords. Some landlords filed lawsuits against us for compensation aggregating RMB5.2 million (US$0.8 million), under which we estimated that we are exposed to the compensation of RMB5.2 million (US$0.8 million) and recorded the contingent liability in our balance sheet as of September 30, 2020. Certain landlords had expressed their objection to our early termination of leases but did not file lawsuits against us. These landlords had rights to file lawsuits against us within three years from the date of our early termination notice, for a maximum compensation of RMB51.9 million (US$7.6 million). This amount is equivalent to three months’ rents of these leases, based on relevant trial guidance issued by the high people’s courts in the PRC as advised by our PRC legal counsel, JunHe LLP. The actual compensation amount will be negotiated with each landlord and we did not accrue the contingent liability in our balance sheet as of September 30, 2020. As of the date of this annual report, a majority of these landlords have expressed their consents to the early termination of leases as set forth in the short messages, or have not raised any objection to the early termination of leases. As advised by our PRC legal counsel, JunHe LLP, pursuant to the PRC laws, the landlords may file lawsuits against us for the early termination of leases with the courts within three months from the date of our early termination notice, otherwise their claims will not be supported by the courts. These disputes, legal proceedings and potential legal proceedings has materially and adversely affected, and may continue materially and adversely affecting, our financial condition, business and reputation.
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
In recent years, some tier 1 cities in China have adopted the restrictions on group-oriented leasing. Group-oriented leasing refers to the practice of renting a single apartment to multiple tenants under separate leases, resulting in the over-crowding of such apartment. In particular, Beijing and Shanghai have expressly banned the lease of rental apartment providing living space of less than five square meters per capita. We typically convert the living room of our rental apartment to add an additional bedroom, which is known as N+1 model. While some local governments, including Shanghai, Hangzhou, Suzhou, Wuhan and Nanjing, do not consider N+1 model as group-oriented leasing, governmental authorities in other existing cities may implement restrictions that affect our N+1 model in the future. In addition, we cannot assure you whether any local governments may change its policies or interpret them in a manner that renders our N+1 model non-compliant.
If we are deemed to violate local laws, regulations and policies, we may be subject to penalties and may need to adjust our business model, which may have a material and adverse effect on our business, results of operation, financial condition and growth prospects.
Moreover, the PRC government may institute a licensing regime covering our industry at some point in the future. For example, we cannot rule out the possibility that future laws or regulations will require us to register as real estate brokerage enterprise. Under the current PRC laws and regulations, enterprises operating real estate brokerage related business are required to register as real estate brokerage enterprise at local housing authorities. Pursuant to the Real Estate Brokerage Management Methods promulgated by MOHURD, only enterprises providing intermediary and agency services to the landlords in order to facilitate real estate transactions in return for commissions are deemed as a real estate brokerage enterprise, which is different from our business model, as advised by our PRC legal counsel, JunHe LLP. Therefore, we do not believe that our current business constitutes real estate brokerage under PRC laws and regulations and as a result our company shall not be subject to registration as a real estate brokerage enterprise. However, the Measures on Residential Tenancy (Discussion Draft), or the Draft, published by the MOHURD for public discussion in September 2020, if enacted, empowers MOHURD to further set up standards of qualification for residential rental operators on financial position, expertise and managing abilities. The Draft has not taken effect as of the date of this annual report. If any future laws and regulations deem our business as real estate brokerage or any other licensing regime or qualification requirement is introduced, we cannot assure you that we would be able to complete any newly required registration, obtain any newly required license or meet any qualification requirement in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

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
We depend on rental income from tenants for substantially all of our revenues. As a result, our success depends upon our ability to attract quality tenants for our rental apartments in a timely manner and at a low cost. We may not be successful in locating quality tenants to lease the rental apartments as quickly as we have expected or at all due to competition, market condition, delay in renovation or other factors. We incurred loss of tenants and decrease in occupancy rate due to the
COVID-19
pandemic, particularly in the quarters ended March 31, 2020 and June 30, 2020. If vacancies continue for a longer period of time than we expect or indefinitely, or another wave of the
COVID-19
pandemic or epidemic of other diseases occur, we may suffer reduced revenues, which may have a material adverse effect on us.
In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. We started to operate these rental units from July 2020. We cannot ensure that, after the original lease terms expire, the existing tenants will enter into new lease contracts with us, or we can acquire new tenants in a timely manner, or at all, which may adversely impact our business, financial condition and operating results.
Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease.
Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease. For instance, tenants may default on rental payments or repayment of rental installment loans. If a tenant defaults on his/her payment obligations after the applicable grace period, we may terminate the lease and re-possess
the apartment pursuant to the lease agreement and the PRC laws and lease the apartment to a new tenant. However, we may not be able to find a new tenant in a timely manner or at all, and the security deposit of the defaulting tenant may not be sufficient to cover our lost rentals for the period in between the leases.
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
We may not be able to successfully identify, secure and develop additional apartments in a timely fashion.
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

We may not be able to renew our existing leases with landlords on commercially reasonable terms, and the rents we pay to landlords could increase substantially in the future, which could materially and adversely affect our operations.
We plan to renew our existing leases with landlords upon expiration. We cannot assure you, however, that we will be able to renew our leases with landlords on satisfactory terms, or at all. In particular, as the lease-in
contract
lock-in
period of 27.6% of our
lease-in
contracts as of September 30, 2020 would expire by the end of FY 2021 and rents may be re-negotiated,
we may incur significant increases in rents. In the nine months ended September 30, 2020, 48.4% of our leases with landlords, or leases of 47,103 rental units, were terminated as we strategically reduced the number of leases with landlords to reduce the rentals we need to pay to the landlords, in response to the lower tenant demand and thus, lower occupancy rate and revenues from tenants which were not sufficient to cover the rentals we need to pay to the landlords due to the
COVID-19
pandemic in China. This helped us to mitigate the adverse effect of the
COVID-19
pandemic on our business, cash flow and financial conditions. If we fail to renew our leases with landlords or a significant number of our existing leases with landlords are not renewed on satisfactory terms upon expiration, our expansion may be impeded and our costs may increase. If we are unable to pass the increased costs on to our tenants through rental rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
In July 2020, to replenish our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. We started to operate these rental units from July 1, 2020. The existing landlords may not be willing to enter into new lease contracts with us on terms favorable to us and in a timely manner, or at all, upon expiry of the lease. In addition, we cannot assure you that all the landlords have the legal rights to lease the rental units to us, or the rental service company has the legal rights to transfer the related fixtures and equipment to us. These may adversely impact our business, financial condition and operating results.
Early termination of the leases or breach of leasing agreements by landlords may materially and adversely affect our operations.
Our leases with landlords typically provide for a minimum term of five to six years, or lease-in
contract
lock-in
period, some of which may be extended for up to two to three years at the discretion of landlords, with locked-in
rents for the first two or three years, with approximately 5% annual, non-compounding
increase in rents for the rest of the lease period. Landlords may terminate the leasing agreements before the end of their term for various reasons. Historically, approximately 1% of our landlords terminated the leases during the lease term. If the lease with a landlord is terminated before expiration or breached the leasing agreements, making the apartments no longer available, we would have to terminate our lease agreements with our tenants who resided in such apartments and return the residue of pre-paid
rents to such tenants or financial institutions in the scenario of rental installment loans. Alternatively, we would facilitate tenants to relocate to another apartments of ours and subsidize their relocation-related expenses. In either way, we may incur additional costs and expenses. In addition, although our lease agreements generally provide that landlords shall pay a penalty equal to the rents of the remaining period for early termination, the penalty may be lowered if the court deems the penalty prescribed under our lease agreements to be excessively unfair, i.e., 30% higher than the actual losses we incurred. There can be no assurance that we are able to receive fair compensation for our losses, and our business, results of operations and financial condition could be materially and adversely affected by landlords’ early terminations.

Our estimation of potential rents involves a number of assumptions that may prove inaccurate, which could result in us paying too much rents for apartments we lease in or overestimating the rents to be paid by our tenants.
In determining whether a particular apartment meets our criteria, we make a number of assumptions, including, among other things, assumptions related to estimated time of negotiation with landlord, estimated renovation costs and time frames, annual operating costs, market rental rates, potential rent amounts, time from lease to sublease and tenant default rates. These assumptions may prove inaccurate, particularly since the apartments we rent from landlords vary materially in terms of renovation, quality and type of construction, geographic location. For example, we utilize our proprietary smart pricing system, or the Smart Pricing System, to collect and analyze the average market rental rates of apartments similar to our rental apartments in the surrounding area and gauge the potential rent amounts of our rental apartments, which partially relies on the publicly available information from the internet and may be inaccurate. See “—We are highly dependent on information systems, and if our information systems contain undetected errors and ineffective algorithm, or we fail to properly maintain or promptly upgrade our technology, our results of operations and financial condition may be materially and adversely affected.” As a result, we may pay too much for apartments we lease in and/or overestimate the rents we may charge our tenants, or our rental apartments may fail to perform as anticipated. See “—We may not be able to successfully identify, secure and develop additional apartments in a timely fashion.”
We assess the financial impact of our underperformed apartments that do not meet the projected operating targets by recognizing impairment loss. We perform an assessment of the carrying value of leasehold improvements and furniture, fixtures and equipment used in each rental apartment at least on a quarterly basis. If the carrying amount of the assets exceeds its expected undiscounted cash flows, we will recognize an impairment loss equal to the difference between the carrying amount and the fair value. In FY 2018, FY 2019 and FY 2020, we incurred impairment loss on long-lived assets of RMB50.6 million, RMB46.2 million and RMB846.8 million (US$124.7 million), respectively. If a larger number of our apartments underperform, our impairment loss would increase, and our results of operations and financial condition would be materially and adversely affected.
Our legal right to lease certain rental apartments could be challenged by apartment owners or other third parties or subject to government regulation, which may adversely affect our business, results of operations, financial condition and growth prospects.
As we lease our rental apartments from the landlords, we do not hold any land use rights with respect to the land on which our rental apartments are located nor do we own any of the rental apartments we sublease to tenants. Instead, our business model relies on leases with third parties who either own or lease the apartments from the ultimate owners. We have not been provided with the ownership certificates of approximately 52.2% of our rental apartments due to various reasons, including but not limited to landlords’ inability to obtain ownership certificates when the lease agreements were executed, in which case we would require the landlords to provide us with other supporting documents to prove their legitimate titles to the apartments in question. For example, a substantial number of our leased-in
apartments are real property which is settlement of and compensation for housing demolition. In China, an owner of such real property cannot apply for or acquire the ownership certificate until the lock-up
period for sale of such real property (typically five years) expires, although he or she has the right to possess, use, benefit from and dispose of (other than sale) such real property during the lock-up
period. On the other hand, PRC laws expressly provide that the ownership certificate of a real property shall be the legal proof of the title to such real property, and it remains unclear whether any other documents can serve as a legal proof in lieu thereof. As a result, to the extent the person with whom we enter into a lease-in
contract with fails to provide us with the ownership certificate of the rental apartment, we cannot ensure that he or she has the rights with respect to such apartment, including but not limited to leasing such apartment to us and allowing us to lease such apartment to our tenants. While we have performed our due diligence to verify the rights of our landlords to lease such apartments, we cannot assure you that our rights under those leases will not be challenged by other parties including government authorities.
Under the PRC Civil Code, which has taken effect since January 1, 2021, only the owner can have the right, at its full discretion, to possess, use, benefit and dispose of its immovable or movable property pursuant to law. The creation, variation, transfer and extinguishment of immovable real right pursuant to law shall be effective upon registration, unless the law provides the contrary. Accordingly, the local registration authority will issue to the real property owner a property title certificate which clearly indicates the ownership of the property. If the lessee intends to sublease the leased property to a third party, it shall obtain the prior consent regarding such sublease from the owner, otherwise any unauthorized sublease may be unwound by the owner. Therefore, we require the landlords to provide the photocopies of their property title certificates when entering into the lease agreement, to ensure that we will be legitimately entitled to rent out the apartment to our tenants. However, the landlords of the properties offered by the governments to the landlords whose original properties are expropriated or demolished due to public interests, which account for a large portion of our rental apartments, may have not obtained the property title certificates in a timely manner due to certain local regulations and practices. In the event that landlords intend to lease their apartments to us before obtaining the property title certificates, as part of our due diligence for verification, we require the landlord to provide evidencing documents that can prove their ownership over the leased properties, including, among other things, (i) housing pre-sale
contract, housing purchase agreement and housing purchase invoice, (ii) demolition compensation agreement and demolition settlement agreement, or (iii) the confirmation letter of random draw for demolition settlement properties, confirmation of housing selection, invoice of property management and utilities bills. However, these substitutive documents do not have the same legal force as the property title certificates, and thus it is possible that the party who signs the lease agreement is not the legal and beneficiary owner registered in the title certificate and the lease agreement may be invalidated, which may adversely affect our business, results of operations, financial condition and growth prospects.

In addition, a fraction of our apartments have defects on the land use rights. Under the PRC legal regime regarding the land use right, land shall be used strictly in line with the approved usage of the land. Any change as contemplated to the usages of land shall go through relevant land alteration registration procedures. If any state-owned land is illegally used beyond the approved usage, the land administrative departments of the PRC governments at and above the county level may retrieve the land and impose a fine ranging from RMB10 to RMB30 per square meter of such land. As for our daily operation, approximately 2.2% of our apartments, which we leased from several enterprises, are currently premised on the land with an industrial usage or on the rural collective-owned land, not on the land with a construction usage for dwelling house, which has been in contravention of the aforesaid legal requirements and may subject the landlords to the legal implications that the land is retrieved by the PRC government and a fine will be imposed on the landlord. Although we are not the direct subject of such administrative sanction, our business and operation may be adversely affected by such retrieval of land thus incurred.
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
We retain independent contractors and other third parties to perform renovation and maintenance work and are exposed to all of the risks inherent in apartment renovation and maintenance, including but not limited to, potential cost overruns, increases in labor and materials costs, delays by contractors in completing work and poor workmanship. If our assumptions regarding the costs or timing of renovation and maintenance across our rental apartments prove to be materially inaccurate, our results of operations, financial condition, and growth prospects may be adversely affected. In addition, if we fail to control the quality of renovation and lead to any potential complaints from, or damages to, tenants, we could be exposed to material liability and be held responsible for damages, fines or penalties and our reputation may suffer. See “—We depend on third parties for different aspects of our business and the services that we offer. Our business, results of operation, financial condition and reputation may be materially and adversely affected if the third parties do not continue to maintain or expand their relationship with us, or fail to provide services or products according to the terms of our contracts or otherwise below standard, or by the third parties operational failure.” and “—Environmental and fire hazards may adversely affect us.”
Accidents, injuries or death in our rental apartments may adversely affect our reputation and subject us to liability.
There are inherent risks of accidents or injuries in our rental apartments. One or more accidents or injuries such as fire accident, damage or loss of properties injury or death due to any criminal behavior or other misconducts or acts or omission of our tenants or others, slip and fall, other accidents or suicide, or spread of diseases such as the
COVID-19,
in any of our rental apartments could adversely affect our reputation among tenants and potential tenants, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to vet our tenants and make our safety precautions even more visible and effective. If accidents, injuries or death occur at any of our rental apartments, we may be held liable for costs related to the injuries. Please also refer to “—We do not maintain any insurance for our business, which could expose us to significant costs and business disruption.”
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
For example, we engage outside contractors for apartment sourcing and management functions. As of September 30, 2020, we had 2,022 apartment managers and 34 agents for apartment sourcing, of whom 1,976 and none was from our outside contractors, respectively. Although the apartment managers and agents for apartment sourcing are supervised by our regional supervisors who are our own employees at more senior positions, we cannot assure you that those from outside contractors will provide services that meet our requirements. Besides, the outside contractors may not continue to maintain or expand their relationship with us, and we may not be able to acquire additional apartment managers or agents for apartment sourcing on a timely manner or at all. These may materially and adversely affect our business, financial condition and results of operation.
Moreover, we engage third-party contractors and suppliers for our rental apartments’ renovation. If these contractors or suppliers fail to finish the renovation on schedule or below standard, we may incur additional costs and delay to make our apartment suitable for leasing, and may not be able to rent out the apartments in a timely manner and with favorable terms, or at all. Below quality renovation may also expose us to potential complaints from tenants on the conditions of the apartments, including safety hazards as well as significant maintenance and repair costs. In addition, although it is our third-party contractors and suppliers’ responsibility for the salaries of their employees, we may become a target towards which such employees demand their unpaid salaries if our third-party contractors and suppliers withhold or unreasonably deduct their salaries. Pursuant to the PRC Civil Code, where a debtor defaults on its debt obligations, the creditor shall be entitled to retain the already lawfully possessed movable property of the debtor, and have a priority over the movable property in satisfaction of its claim. Despite the fact that the decoration material are legally owned by us, not the third- party contractors or suppliers, we cannot eliminate the possibility that the unpaid employees may retain the decoration materials as a relief they think reasonable. As a result, we request our third-party contractors and suppliers to provide the evidence of payment once the salaries of their employees who have been involved in renovation and maintenance of our rental apartments are paid. However, we cannot assure you that we will not be sued or investigated for our third-party contractors or suppliers’ unpaid salaries, or requested by the local governments to compensate such unpaid employees which may materially and adversely affect our reputation, financial condition and results of operation.

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
A significant portion of our costs and expenses are fixed, and we may not be able to optimize our cost structure to offset declines in our revenue, which would adversely affect our financial condition and results of operations.
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
As of September 30, 2020, we had RMB533.2 million (US$78.5 million) bank borrowings, RMB54.5 million (US$8.0 million) rental installment loans from certain financial institutions and RMB444.6 million (US$65.5 million) capital lease and other financing arrangement payable. In August 2018, we started to cooperate with a rental service company owned by a bank to source and renovate apartments in Shanghai, Hangzhou and Wuhan, and we account for the arrangement as a capital lease and other financing arrangement. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” Recent interest rates in China have been at historically low levels, and any increase in these rates would increase our interest expense and reduce our funds available for renovation, operations and other purposes. Our current level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. Our outstanding and future loans, combined with our other financial obligations and contractual commitments, could have negative consequences on our business and financial condition.
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
We are a public company listed in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report of management on our internal control over financial reporting in our annual report on Form
20-F
beginning with our annual report for the second fiscal year after the completion of the IPO. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the course of preparing and auditing our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to (a) formalize and carry out key controls over financial reporting, (b) properly address complex accounting issues and (c) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and lack of a comprehensive accounting policy manual and closing procedure manual for its finance department to convert its primary financial information prepared under accounting principles generally accepted in the PRC into U.S. GAAP. We established an audit committee in November 2019. We have also engaged an internal control consultant to help us establish and improve our internal controls, hired additional accounting staff with appropriate understanding of U.S. GAAP and SEC reporting requirements, trained the existing financial reporting personnel and engaged an independent third party consultant to assist in establishing processes and oversight measures to comply with the requirements of Sarbanes Oxley Act. We are in the process of implementing a number of measures to address the material weakness that has been identified, including formalizing a set of comprehensive U.S. GAAP accounting manuals, hiring more qualified internal auditors to strengthen our overall governance, providing relevant training to our accounting personnel and upgrading our financial reporting system to streamline monthly and year-end closings and integrate financial and operating reporting systems. We also plan to take other steps to strengthen our internal control over financial reporting, including enhancing our internal audit function independently led by audit committee. Although we plan to implement these measures to address the material weakness, implementation of these measures may not fully remediate the material weakness in a timely manner.
Our management concluded that our internal control over financial reporting is not effective as of September 30, 2020. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
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
Our business relies heavily on our technology-driven,
end-to-end
systems that are highly technical and complex. Our website, mobile app and internal systems highly depend on the ability of such information systems to store, retrieve, process and manage immense amounts of data throughout each step of our operational process, including, but not limited to, apartment sourcing, price evaluation, room decoration, room display, contract signing and tenant services. For example, tenants need to use our proprietary mobile apps to sign agreements with us, pay rents, open the doors of the rental apartments and their bedrooms, reserve house-keeping services, etc. We also utilize our Smart Pricing System to evaluate the rents of our apartments. In addition, in July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China. In the process of integrating these rental units into our business, we may continue to rely on the information systems provided by the rental service company to operate these rental units before we transfer all required operating information to our own systems. Although we have taken measures such as manually verifying and reconciling data in the information systems provided by the rental service company with the journal accounts, we cannot ensure that these information systems are effective, reliable and efficient as they have not been fully controlled and monitored by us. The information systems on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors, ineffective algorithm or other design defects within the information systems on which we rely may result in a negative experience for our tenants, landlords, third-party service providers, third-party contractors and our employees, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or our intellectual property. Any errors, bugs or defects discovered in the information systems on which we rely could result in harm to our reputation, loss of tenants or landlords or liability for damages, any of which could adversely affect our business, results of operations and financial condition.
Security breaches, failure to maintain the integrity of internal or third-party data, cyber-attacks and other disruptions could compromise our information systems and expose us to costs, liabilities, fines or lawsuits, which would cause our business and reputation to suffer. In addition, actual or alleged failure to comply with data privacy and protection laws and regulations could have a serious adverse effect on our reputation.
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
We believe our “Qingke” brand is considered a leading player in the professionally-managed long-term apartment rental market in China. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy the needs of agents, real estate buyers and other market participants by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressure.
We have a team of agents for apartment sourcing and apartment managers to manage our apartments and tenants. In addition, we have engaged a third-party contractor to manage rental units in Beijing, Chengdu, Changsha, Fuzhou, Hefei, Jinan, Kunming, Ningbo, Nanchang, Nanjing, Nanning, Qingdao, Suzhou, Xi’an, Tianjin, Shijiazhuang and Chongqing after acquiring lease contracts with landlords and tenants and related fixtures and equipment for these rental units from another rental service company. Our agents for apartment sourcing and the contractors may directly reach to landlords, including but not limited to, negotiating the lease agreements with landlords, and our apartment managers and the contractor may directly reach out to tenants, including but not limited to, negotiating the lease agreements with tenants, regular communication with our tenants and inspecting the apartments. As a result, our success of business largely rely on their professionalism. If our agents for apartment sourcing and apartment managers and contractors have any misconduct, such as misrepresentation of the terms and conditions in the agreements when engaging landlords or tenants, our business or reputation could be harmed and we could be exposed to legal proceedings, costs and liabilities.
In addition, third parties that we cooperate with may be subject of various allegations. For example, there have been media reports where our tenant alleged that we and our financial institution partner failed to properly inform him when he entered into a rental installment loan agreement, even though we were not a party to the rental installment loan agreement and there were records showing that the tenant entered into the rental installment loan agreement knowingly. Although we and our financial institution partners have taken measures to avoid similar allegations, including requiring tenants to confirm that they fully understand they are entering into the rental installment loan agreement with a financial institution, we cannot assure you that incidences like this will not happen in the future. Moreover, the contractor we have engaged to manage rental units may have disputes with us, landlords, tenants or other third parties which may lead to negative media reports, litigations, etc. and harm our brand and reputation. Media reports of allegations against us or our partners, whether or not proven or with basis, could harm our reputation and impair our ability to attract and retain landlords and tenants. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to cultivate user trust and increase the positive awareness of our website, mobile app and WeChat public accounts, our reputation, brand, financial condition and results of operations may be materially and adversely affected.

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

•
timely and effectively manage and resolve tenants and landlords inquiries, requests and complaints, such as returning the deposit and unused rental in a timely manner after the lease with tenant is terminated; and

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
Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to file the lease contract with the local real estate administration department. See “Item. 4 — B. Business overview — Regulations — Regulations Relating to Leasing.” Furthermore, new regulations may be adopted in the future to increase our compliance efforts at significant costs. For example, national or local regulations requiring companies engaged in apartment rental to register as “apartment rental enterprise” are likely to be promulgated in our existing cities. As of the date of this annual report, all of our PRC subsidiaries that engaged in apartment rental have registered as apartment rental enterprises. We may not be in full compliance with all of the applicable requirements if they are adopted and become effective. Such failure to comply with applicable environmental, health and safety laws and regulations related to our business and apartment rental operation or obtain required permits may subject us to potential monetary damages and fines or the suspension of operations of our company.
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
Most of our revenue in FY 2018, FY 2019 and FY 2020 was generated from rental income collected from our tenants. We have been expanding and continue to expand our products and services, such as Qingke Select, which is our membership-based new retail platform. However, we cannot assure you that our efforts to derive non-rental
revenue may be successful. Our success depends on our cooperation with third parties and effectiveness of algorithm. See “—We depend on third parties for different aspects of our business and the services that we offer. Our business, results of operation, financial condition and reputation may be materially and adversely affected if the third parties do not continue to maintain or expand their relationship with us, or fail to provide services or products according to the terms of our contracts or otherwise below standard, or by the third parties operational failure.” and “—We are highly dependent on information systems, and if our information systems contain undetected errors and ineffective algorithm, or we fail to properly maintain or promptly upgrade our technology, our results of operations and financial condition may be materially and adversely affected.” Failure to diversify our business may expose our business to concentration risks and harm our operations. Furthermore, we may have limited or no experience in the development, provision, or marketing of non-rental
services. As a result of the foregoing, our business may be placed at a disadvantaged position, and our business, financial condition, and results of operations may be adversely affected.
We use internet search engines, online marketplaces, WeChat and other social media to promote our brand, list our rental apartments and direct traffic to our website, mobile app and WeChat public accounts. If we fail to successfully implement these initiatives, we would not be able to attract sufficient tenants and our business would be adversely affected.
We have relied on internet search engines, online marketplaces, WeChat and other social media to promote our brand, list our rental apartments and direct traffic to our website, mobile app and WeChat public account and intend to further increase our usage on such channels in the future to attract more tenants. For example, we use search engine advertising services to promote our brand and rental apartments. We also list our available rental apartments on third-party online marketplaces and the potential tenant may make an appointment to visit and reserve such apartment by calling the number we post on such online marketplace. However, the search result rankings of our rental apartments’ information through online marketplaces are beyond our control. Our competitors may cause their apartments’ information to receive a higher search result ranking than ours in online marketplaces, or online marketplaces could revise their methodologies in a way that would adversely affect search result rankings of our rental apartments’ information, which may adversely affect our results of operation. In addition, internet search engine providers could provide listings and other apartment rental information directly in search results or choose to align with our competitors. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future.
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

We may not have sufficient intellectual property rights in all countries and regions where unauthorized third-party copying or use of our proprietary technology may occur and the scope of our intellectual property might be more limited in certain countries and regions. As of September 30, 2020, we had 33 computer software copyrights registered with the Copyright Protection Center of China. However, our existing and future computer software copyrights and/or patents may not be sufficient to protect our products, services, technologies or designs and/or may not prevent others from developing competing products, services, technologies or designs. We cannot predict the validity and enforceability of our copyrights and other intellectual property with certainty. Litigation or other proceedings may be necessary to enforce our intellectual property rights. Initiating infringement proceedings against third parties can be expensive and time-consuming, and divert management’s attention from other business concerns. We may not prevail in litigation to enforce our intellectual property against unauthorized use.
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
The validity, enforceability and scope of intellectual property rights protection in internet-related industries, particularly in China, are uncertain and still evolving. For example, as we face increasing competition and litigation is frequently used to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Pursuant to relevant laws and regulations, internet service providers may be held liable for damages if such providers have reasons to know that the works uploaded or linked infringe the copyrights of others. In cases involving the unauthorized posting of copyrighted content by users on websites in China, there have been court proceedings but no settled court practice as to when and how hosting providers and administrators of a website can be held liable for the unauthorized posting by third parties of copyrighted material. Any such proceeding could result in significant costs to us and divert our management’s time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.
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
Failure to attract, motivate and retain quality personnel at a reasonable cost could jeopardize our competitive position. We also depend on the continued efforts of our senior management. We have experienced a leadership transition and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified senior management team members and directors, may delay our development efforts or otherwise harm our business.
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

We must hire and train qualified managerial and other employees on a timely basis to keep pace with our growth while maintaining consistent quality of services across our operations in various geographic locations. We offer structured training programs provided by our Qingke College and regional management teams to our managerial and other employees so that they are equipped with up-to-date
knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline in one or more of our existing markets, which in turn may cause a negative perception of our brand and adversely affect our business.
We have experienced a leadership transition. Mr. Guangjie Jin resigned as our chief executive officer, chairman of the board of directors, director, chairman and member of the compensation committee and chairman and member of the nominating and corporate governance committee, effective January 28, 2021. Ms. Qiong Hong resigned as our director and member of the nominating and corporate governance committee, effective January 28, 2021. Mr. Zhaochun Zheng, Ms. Kaiyu Yao and Mr. Wing Cheung Ryan Law resigned as our directors, effective January 28, 2021. Mr. Chengcai Qu, our vice president, was appointed as our director, effective March 23, 2020, as our chief operating officer effective June 12, 2020, and as our chief executive officer, chairman of the board of directors, chairman and member of the compensation committee and chairman and member of the nominating and corporate governance committee effective January 28, 2021. Mr. Zhichen (Frank) Sun was appointed as our chief financial officer in January 2020. Ms. Jackie Qiang You was appointed as chief strategy officer and senior vice president in January 2020, and resigned in May 2020. On January 28, 2021, all outstanding share capital of Yijia Inc., which beneficially owns 180,389,549 Class B ordinary shares, was transferred from an affiliate of Mr. Guangjie Jin to High Gate Investments Ltd., which is beneficially owned by Mr. Edmund Koon Kay Tang, as reported in the Schedule 13D filed by High Gate Investments Ltd., among others, on February 2, 2021. Upon completion of this transfer, High Gate Investments Ltd. beneficially owns 180,389,549 Class B ordinary shares, representing 12.6% of the total outstanding ordinary shares and 59.0% of the aggregating voting power in our company.
We place substantial reliance on the experience and the institutional knowledge of members of our management team and directors. Our members of the management team are particularly important to our future success due to their substantial experiences in real estate, apartment rental and other related industries. Finding suitable replacements for our members of our management team could be difficult, and competition for such personnel of similar experience is intense. The loss of the services of one or more members of our management team due to their departures or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. In addition, in the event that any dispute arises between us, on one hand, and any of our senior management, directors and qualified key personnel, on the other hand, our business, results of operation, financial condition and reputation may be materially and adversely affected.
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
28.25 million of which had been forfeited as of the date of this annual report. As of the date of this annual report, the remaining 41.75 million shares options are outstanding. The expense we had recognized for these outstanding share options is US$2.1 million as of the date of this annual report. As of the date of this annual report, no RSU is outstanding. In addition, in September 2019, our board of directors approved our 2019 share incentive plan, or the 2019 Plan, to provide incentives to employees, officers, directors and consultants and promote the success of our business. The 2019 Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering. As of the date of this annual report, we have not granted any awards under the 2019 Plan.

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
Our revenues were generally higher during the three months ended September 30 of each year, as many students search for apartments in the cities where they are employed after graduation from universities. In addition, during and around the Chinese New Year holidays, which usually fall in January or February, our revenues were generally lower than the other period of the year as people are less likely to move into new apartments or stay in rented apartments during and around Chinese New Year holidays. As a result, even though our revenues rebound in March due to higher demand as labor forces come back to cities in search of jobs after the Chinese New Year holidays, our revenues were generally lower during the three months ended March 31 of each year. Additionally, the
COVID-19
pandemic has adversely affected our seasonality pattern from January to August 2020. For these reasons, our results of operations may not be comparable from quarter to quarter and have been and may continue to be subject to seasonality.
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
We are a Cayman Islands company and Shanghai Qingke Investment Consulting Co., Ltd., or the Q&K WFOE, our PRC subsidiary, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among the Q&K WFOE, Shanghai Qingke
E-commerce
Co., Ltd, or the VIE, and the shareholders of the VIE. As a result of these contractual arrangements, we exert control over the VIE and consolidate its operating results in our financial statements under U.S. GAAP. Shanghai Qingke Equipment Rental Co., the subsidiary of the VIE, has been operating our business, including, among others, operations of our
www.qk365.com
website since its incorporation. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders” for more details. The VIE has obtained a value-added telecommunications service license for operations of internet content service, or the ICP License, from Shanghai Bureau of Communication Management on April 29, 2015, which will remain valid until March 31, 2021.
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
We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to operate our website,
www.qk365.com
, as well as certain other complementary businesses. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders” for more details. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders may fail to fulfill their contractual obligations with us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.
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

While the Chinese economy has generally experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control on the apartment rental industry. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
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
The Foreign Investment Law mainly stipulates three forms of foreign investment, which includes: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC, (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC, and (c) a foreign investor, individually or collectively with other investors, invests in a new project within PRC. Despite the fact that the Foreign Investment Law does not explicitly stipulate the contractual arrangements or VIE structure as a form of foreign investment, it contains a general provision that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council
.
” Therefore, there are possibilities that future laws, administrative regulations or provisions of the State Council of the PRC may stipulate contractual arrangements as a way of foreign investment, and then whether our contractual arrangements will be recognized as a foreign investment, whether our contractual arrangements will be deemed to be in violation of the access requirements of foreign investment and how our contractual arrangements will be interpreted and handled remain uncertain.
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
non-Chinese
companies.
On February 3, 2015, the SAT issued the Circular on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by
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
Our former auditors are not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.
Independent registered public accounting firms that issue the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.
Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our former independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our former independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our former independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our former independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.
In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs. The U.S. securities regulators (SEC and PCAOB) and their Chinese counterparts (the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance) have had numerous discussions on the PCAOB’s ability to inspect or investigate the audit work of accounting firms that audit the financial statements of China-based companies, but these issues have not been resolved to the U.S.-side’s satisfaction. Under U.S. securities laws, publicly listed companies are required to have their financial statements audited by independent public accounting firms registered with the PCAOB. Under the Sarbanes-Oxley Act of 2002, the PCAOB is required to inspect the PCAOB-registered accounting firms to assess compliance with auditing standards and bring enforcement actions for non-compliance
with such standards. If requested by the PCAOB or the SEC, PCAOB-registered accounting firms are required to provide the audit work papers and other related information for inspection. Although discussions between the two sides have continued, the PCAOB currently does not have free access to inspect the work of auditors of China-based companies, including our company.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, the SEC and the PCAOB issued another joint statement, reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB’s inability to inspect audit work papers and practices of accounting firms in China with respect to U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch, including the SEC and the PCAOB, on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommended that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. The report recommended a transition period until January 1, 2022, before the new listing standards would apply to companies already listed on U.S. stock exchanges. While it is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any such new rules on us cannot be estimated at this time, if we are unable to meet the enhanced listing standards before their effectiveness, we could face de-listing
from the NASDAQ, deregistration from the SEC and/or other risks, which may materially and adversely affect the market price and liquidity of our ADSs or effectively terminate our ADS trading in the United States.
As part of a continued regulatory focus in the United States on the access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law by the President of the United States in December 2020.The HFCA Act requires the SEC to prohibit U.S. trading of securities of foreign companies if such a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, the first of which can be 2021. If the United States and China are not able to resolve the issues over PCAOB inspections in China or we are not otherwise able to retain a PCAOB-inspected auditor, the market price of our ADSs could be materially adversely affected, and our ADSs could be delisted from the NASDAQ, if we are unable to meet the PCAOB inspection requirement in time. In addition, the uncertainty around the HFCAA could adversely affect the market price of our ADSs.
Proceedings instituted by the SEC against the “big four”
PRC-based
accounting firms, including our former independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.
In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our former independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

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
Future developments in respect of the issues discussed above are uncertain, including because the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures. However, if any of the administrative proceedings, legislative actions or regulatory changes discussed above were to proceed in ways that are detrimental to China-based issuers, it could cause us to fail to be in compliance with U.S. securities laws and regulations, we could cease to be listed on NASDAQ or another U.S. exchange, and U.S. trading of our shares and ADSs could be prohibited. Any of these actions, or uncertainties in the market about the possibility of such actions, could adversely affect our access to the U.S. capital markets and the price of our ADSs and ordinary shares and could result in adverse consequences under our outstanding borrowings.
If our former independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements audited by our former independent registered public accounting firm, our financial statements audited by our former independent registered public accounting firm could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NASDAQ Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.
Risks Related to the American Depositary Shares
The market price for the ADSs may be volatile.
Since the ADSs became listed on NASDAQ on November 5, 2019 to the date of this annual report, the trading price of our ADSs has ranged from US$2.26 to US$20.44 per ADS. The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and
e-commerce
companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including, among others, (i) regulatory developments affecting us, our tenants, our landlords, third-party service providers, financial institutions, or our industry, (ii) market conditions in the apartment rental industry, (iii) changes in the performance or market valuations of other apartment rental platforms, (iv) announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments, (v) actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results, or changes in financial estimates by securities research analysts, (vi) negative publicity about us, our management or our industry, (vii) additions to or departures of our directors and senior management, and (viii) sales or perceived potential sales of additional ordinary shares or ADSs. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.
An active market for the ADSs may not be maintained.
The ADSs began trading on NASDAQ in November 2019, and we can provide no assurance that we will be able to maintain an active trading market on NASDAQ or any other exchange in the future. If an active market for the ADSs is not maintained, it may be difficult for the ADS holders to sell the ADSs without depressing the market price for the ADSs, or at all. An inactive market may also impair our ability to raise capital by selling ADSs and may impair our ability to acquire other businesses or property using our ADSs as consideration.
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
Conversion of the convertible notes and exercise of the warrants we issued may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible notes.
The conversion of some or all of the convertible notes and the exercise of some or all of the warrants will dilute the ownership interests of existing shareholders and existing holders of our ADSs. Any sales in the public market of the ADSs issuable upon such conversion of the notes and exercise of the warrants could adversely affect prevailing market prices of our ADSs. In addition, the existence of the convertible notes and warrants may encourage short selling by market participants because the conversion of the convertible notes and the exercise of the warrants could depress the price of our ADSs.

Provisions of the convertible notes we offered could also discourage an acquisition of us by a third party.
Certain provisions of the convertible notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, in terms of the convertible notes we initially offered in July 2020, upon the occurrence of a fundamental change, holders of the convertible notes may require us to redeem their convertible notes at the specified fundamental change repurchase price, which includes a premium. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and holders of our ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices.
Substantial future sales or perceived potential sales of ADSs in the public market could cause the price of the ADSs to decline.
Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of the date of this annual report, we had 1,436,010,850 ordinary shares outstanding, including 385,088,850 Class A ordinary shares are represented by ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding has become available for sale upon the expiration of the
180-day
lock-up
period beginning from November 4, 2019, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up
period at the discretion of the representatives of the underwriters of our initial public offering. To the extent shares are released before the expiration of the lock-up
period and sold into the market, the market price of the ADSs could decline.
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
As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by your ADSs. If we ask for your instructions, upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten (10) days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.
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
We have a dual-class share structure. As of the date of this annual report, High Gate Investments Ltd. beneficially owns all of our issued Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our proposed dual-class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.
As of the date of this annual report, High Gate Investments Ltd. beneficially owns 180,389,549 Class B ordinary shares representing 59.0% of the aggregate voting power of our company due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, High Gate Investments Ltd. has considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. It may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”
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

ITEM 4. INFORMATION ON THE COMPANY
A.
History
and
Development of the Company
We began our operation through Qingke Fashion Life Service Co., Ltd., or Q&K Fashion, which was established on November 8, 2007 by certain individuals related to our founder and former chief executive officer, Mr. Guangjie Jin, who transferred all voting rights to Mr. Guangjie Jin by proxy agreements. We substantially commenced our apartment rental business in 2012. During the period from 2007 to 2014, Q&K Fashion undertook several rounds of equity financing in the PRC. Mr. Guangjie Jin held more than 50% controlling interests over Q&K Fashion since the date of its incorporation.
On August 2, 2013, Q&K Fashion incorporated Shanghai Qingke
E-commerce
Co., Ltd, or Q&K
E-Commerce.
On March 17, 2015, Q&K
E-commerce
incorporated Shanghai Qingke Equipment Rental Co., Ltd., or Q&K Equipment Rental. From 2013 to 2015, Q&K Fashion transferred all of its shareholding over Q&K
E-commerce
to several investors and our founder and former chief executive officer, Mr. Guangjie Jin, allowing the latter to obtain control through majority equity ownership.
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
To fund our acquisition of certain lease contracts and other related assets, in July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 104,871 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to December 2020, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$12.03 million at par and warrants to purchase 67,696 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements.

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
B.
Business Overview
We are a leading technology-driven long-term apartment rental platform in China, offering young, emerging urban residents conveniently-located, ready-to-move-in,
and affordable branded apartments as well as facilitating a variety of value-added services. We are one of the pioneers in providing branded rental apartments in China. Under our dispersed lease-and-operate
model, we lease apartments from landlords and transform these apartments, mostly from bare-bones condition, into standardized furnished rooms to lease to people seeking affordable residence in cities, following an efficient, technology-driven business process. Our period average occupancy rates was 91.6% and 83.8% in FY 2019 and FY 2020, respectively.
Driven by the rapid urbanization, rising housing prices, millennial mindsets of sharing economy, and supportive government policies, branded long-term rental apartment service is an underpenetrated, fast-growing industry in China. An increasing number of young people in China move to cities for education or work and seek affordable long-term rental apartments. Traditionally, tenants rely on rental agencies or deal with individual landlords to rent apartments and have to contact individual landlords, who at times may not be responsive, for maintenance and repair during the lease. In the meantime, landlords need to handle apartment maintenance and repair and collect rentals all by themselves. In recent years, branded apartment operators have emerged to provide a one-stop,
more efficient and hassle-free rental experience for tenants as well as landlords. In addition, central and local governments in China have adopted policies to incentivize and support the growth of the apartment rental sector, including offering equal access to public services and schools to both renters and homeowners, reducing income tax, and medical insurance and social security payment ratio for individuals with monthly income below RMB10,000.0 (US$1,472.8)—our target customer group.
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
We strategically focus on sourcing apartments under the dispersed model in relatively inexpensive yet convenient locations, typically near subway stations, to provide our tenants value for money. We do not own our rental apartments but lease them from our landlords under long-term leases. Our leases with landlords usually provide for a minimum term of five to six years, or lease-in
contract
lock-in
period, and can be extended for up to two to three years. We generally lock in our lease-in
cost for the first three years, with approximately 5% annual, non-compounding
increase for the rest of the lease term. During the
lease-in
contract
lock-in
period, neither landlords nor us may terminate the lease without paying a penalty equal to the rentals for the remaining lease-in
contract
lock-in
period. For leases with landlords entered into in April 2019 or after, if the monthly rentals (after discount for rental prepayment) that we receive from tenants are lower than our monthly rental to landlords for six consecutive months, we have the right to renegotiate for a lower monthly rental to landlords or terminate the relevant leases with landlords. We typically convert a leased-in
apartment to add additional bedroom, or the N+1 model, and rent each bedroom separately to individual tenants after standardized decoration and furnishing. The N+1 model further increases affordability and provides flexibilities and co-rental
efficiency for tenants. Each of our rental apartments typically has three rental units. Our leases with tenants typically have a contracted lease term of 12 to 26 months. In FY 2020, the average lock-in
period of our terminated leases with tenants was 11.6 months, and 70.4% of these leases with tenants had a lock-in
period of 12 months or more. In the same period, 72.6%
of our leases with tenants were terminated before the expiration of the applicable lock-in
period and tenants of 12.4% of our leases remained in their rental units through the end of the
26-month
contracted lease term. If a tenant chooses to terminate the lease during the lock-in
period, except for termination during the first week of the lease, the tenant’s security deposit will be forfeited. After the lock-in
period, the tenant may terminate the lease anytime without penalty. In FY 2020, tenants on average stayed in our rental units for 8.8 months.

Technology is at the core of our business. We apply technology in every step of our operational process from apartment sourcing, renovation, and tenant acquisition, to property management. This enables us to operate a large, dispersed and fast-growing portfolio of apartments with high operational efficiency, delivering superior user experience. For example, we utilize big data analytics to establish a fair and efficient pricing mechanism. This mechanism also provides clear guidance to our apartment sourcing staff and ensures certain rental spread can be achieved during the lease term. We have also developed a technology-driven, innovative project management system to centrally manage our suppliers and contractors for apartment renovation, cleaning and maintenance, monitor the work process, track the work schedules, and exert quality control. Moreover, our intuitive mobile applications allow our tenants, landlords, and third-party service providers to execute transactions or provide services in a streamlined paperless environment. Our focus on technologies has enabled us to operate efficiently and grow rapidly while maintaining quality control.
We cooperate with third parties, including professional home service providers,
e-commerce
companies, and other service providers to facilitate a wide array of value-added services for our tenants. These include broadband internet and utilities. In addition, we launched Qingke Select, a membership-based new retail platform. These initiatives cater to tenants’ lifestyle demand and help them live more conveniently and comfortably. This, in turn, helps improve our brand loyalty and increase revenue per tenant. Revenue from value-added services and others as a percentage of our net revenues increased from 10.4% in FY 2018 to 11.7% in FY 2019, and then decreased to 8.5% in FY 2020.
We also cooperate with financial institutions to facilitate rental installment loans for our tenants in need. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. Before this, our tenants could, but were not obligated to, apply for rental installment loans from our cooperative partners to prepay rental for certain lease period and enjoy rental discount for the rental prepayment. Approved loan proceeds covering up to 24 months’ rentals were transferred to our account at the inception of the lease. We typically pay the monthly interest on the rental installment loans to our financial institution partners for our tenants and provide guarantee. We may also provide additional credit enhancement in the form of security deposits, usually no more than 5% of the total outstanding loan balance with the relevant financial institutions, with respect to our tenants’ repayment of the loans. When a lease is terminated, either by the tenant or by us, we are typically required to return, in a lump sum, the outstanding portion of the rental installment loan. The amount represents the rental for the remaining lease term (net of the discount for rental prepayment) and we are required to deposit it into the tenant’s designated account at the financial institution partner within a prescribed period of time, ranging from 0 to 31 days after the termination, which will then be immediately deducted by the financial institution partner from such account. The proceeds from rental installment loans have helped us finance our capital expenditure on decorating and furnishing newly sourced apartments. As of September 30, 2020, we cooperated with 7 financial institutions to finance rental installment loans, and the rental payment of 11.9% of the rental units offered on our platform had been financed by these rental installment loans.
In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. Pursuant to the agreement with this rental service company, we were required to pay a consideration of RMB580.0 million, consisting of cash and our Class A ordinary shares, subject to adjustments based on the quality of the assets according to the agreements, to this rental service company by the end of 2020. However, given the closing conditions were not fulfilled by September 30, 2020, this acquisition has been terminated in substance pursuant to the agreement. We did not pay any consideration, and the deposit of RMB200.0 million we paid in January 2020 was fully returned to us. We have agreed to pay back the RMB8.0 million (US$1.2 million) that this rental service company paid us before the termination of this acquisition.

In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. Unlike rental units we directly operate and manage, these rental units had been renovated at the time we acquired the lease contracts.
We have carried out due diligence to verify the authenticity and the quality of these rental units, including but not limited to site visits, calls with landlords and tenants of these rental units, and verification of the operating data such as occupancy rate and rental margin of these rental units provided by the rental service company. We have engaged a third-party contractor to manage these rental units, including but not limited to marketing, maintenance, tenant screening, communications with landlords and tenants. We take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month. We are in the process of integrating these rental units into our system. To finance this acquisition, in July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 104,871 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to December 2020, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$12.03 million at par and warrants to purchase 67,696 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements. We paid US$5.8 million to the transferor to settle the first installment of the consideration as of the date of this annual report. The remaining consideration for the acquisition, which consists of US$23.2 million in cash and 128.6 million Class A ordinary shares, subject to adjustments based on terms and conditions set forth in the agreements, will be payable in installments upon reaching certain milestones linked to the transfer of lease contracts and other related assets. We will also issue in installments, to a third-party contractor that manages the rental units as previously announced, up to 99.6 million Class A ordinary shares, subject to certain performance indicators and other terms and conditions set forth in the agreement.
Our Apartment Network
We started the apartment rental business in 2012 in Shanghai, one of the most prosperous cities in China with the largest migrant population. Leveraging the experience and knowledge accrued in managing rental apartments in Shanghai, we have expanded to other top-tier
cities, including Shanghai’s adjacent Suzhou market in 2013 and Hangzhou in 2016, and subsequently Nanjing, Wuhan and Beijing in late 2017. In December 2019, we started to expand our apartment network to Tianjin. In the nine months ended September 30, 2020, 48.4% of our leases with landlords, or leases of 47,103 rental units, were terminated as we strategically reduced the number of leases with landlords to reduce the rentals we need to pay to the landlords, in response to the lower tenant demand and thus, lower occupancy rate and revenues from tenants which were not sufficient to cover the rentals we need to pay to the landlords due to the
COVID-19
pandemic in China. This helped us to optimize our portfolio and mitigate the adverse effect of the
COVID-19
pandemic on our business, cash flow and financial conditions. We had also actively seeking high quality apartments in FY 2020. In July 2020, we expanded our apartment network by acquiring lease contracts with landlords and tenants and related fixtures, equipment and other assets from a rental service company for approximately 72,200 rental units in various cities across China, and now our rental units locate in to Beijing, Chengdu, Changsha, Fuzhou, Hefei, Jinan, Kunming, Ningbo, Nanchang, Nanjing, Nanning, Qingdao, Suzhou, Xi’an, Tianjin, Shijiazhuang and Chongqing. As of September 30, 2020, we had 81,264 available rental units under management spread across China.
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
In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for rental units in Sichuan and Chongqing from another rental service company which operated and managed these rental units. However, given the closing conditions were not fulfilled by September 30, 2020, this acquisition has been terminated in substance.
In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company, Great Alliance Co-living Limited, and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China. We have carried out due diligence to verify the authenticity and the quality of these rental units, including but not limited to site visits, calls with landlords and tenants of these rental units, and verification of the operating data such as occupancy rate and rental margin of these rental units provided by the rental service company.
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

Our
Lease-in
Contracts
The transparent pricing mechanism enabled by our Smart Pricing System has helped us in our sales pitches to landlords and tenants to negotiate favorable rents and lease terms. In July 2020, to replenish and expand our rental units portfolio, we acquired lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China from another rental service company. Since July 2020, the term of our leases with landlords has been typically five years, or the lease-in
contract
lock-in
period. Before July 2020 and from 2017, we typically entered into a lease with a landlord with a minimum term of six-year period,
or
lease-in
contract
lock-in
period, which shall be extended for up to two years, at the landlord’s discretion. Before 2017, we typically entered into a lease with a landlord with a minimum term of five-year lease-in
contract
lock-in
period, which shall be extended for up to three years, at the landlord’s discretion. During the lease-in
contract
lock-in
period, neither landlords nor us may terminate the lease without paying a penalty equal to the rentals for the remaining lease-in
contract
lock-in
period. From our inception to September 30, 2020, 0.4% of our leases with landlords continued after the expiry of the lease-in
contract
lock-in
period. As of September 30, 2020, our average
lease-in
contract
lock-in
period was 43.3 months and a majority of our apartments contracted were less than two years into leases with landlords. We typically manage to obtain a rental-free period of 90-160 days
from our landlords. Additionally, we generally lock in
the lease-in cost
for the first two years, with an approximately 5%
annual, non-compounding increase
for the rest of the lease term. Below is the expiration table of our leases with landlords as of September 30, 2020 assuming all landlords terminate the lease upon the expiry of the lease-in
contract
lock-in
period.

	Total leases	Leases expiring by the end of
	with landlords	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030 and after
Number of rental apartments with	82,185	22,680	10,478	15,595	15,798	9,255	3,034	1,018	2,075	1,663	589
Average annual straight-lined rental cost represented by (RMB in million)	61.2	89.1	100.2	140.6	133.0	76.8	25.0	8.8	17.7	14.2	6.9
Percentage of total annual straight-lined rental cost (%)	100	4.1	9.2	19.4	24.4	17.6	6.9	2.8	6.5	5.9	3.2
We usually do not need to prepay security deposits to landlords. After the rent-free period, we usually prepay rentals on a quarterly basis. As we expand and our reputation grows, an increasing number of landlords no longer require us to pay security deposits. If a landlord terminates the lease during the lease-in
contract
lock-in
period, he or she is required to compensate us for the amount equivalent to the rental income of the remaining period of the lease. Historically, approximately 1% of our landlords terminated the lease during the lease-in
contract
lock-in
period. At the end of the lease term, we may take
all non-fixtures such
as electric appliances that we have installed in the apartment. Landlords generally give representations on the authority to rent out the apartment and apartment condition. For leases with landlords entered into in April 2019 or after, if the monthly rentals (after discount for rental prepayment) that we received from tenants are lower than our monthly rental to landlords for six consecutive months, we have the right to renegotiate for a lower monthly rental to landlords or terminate the relevant leases with landlords.
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
Measuring
. Measuring involves onsite measuring of the property. We have developed our proprietary measurement robot based on advanced technology. The robot can be operated by our staff onsite to measure the room size and structure of our apartments and generate a floorplan and an elevation in about 40 minutes. Our onsite professionals then upload the full room scan to our cloud server. This enhances measurement accuracy, reduces time needed and saves labor costs.
Designing
. Designing involves readjusting and construction drawing. We have developed a unique blueprint drawing process to break down one comprehensive set of blueprints into more than 20 distinctive renovation processes or steps under six design packages. This shortens the drawing process to 24 hours, and eliminates potential capacity bottlenecks.
Reviewing and Budgeting
. Once the drawings are done, our system produces a detailed budget and work plan with the list of materials and products needed, the delivery schedule and construction work schedule, against which we track actual progress to avoid delays.
Reconstruction
. Reconstruction involves demolition and renovation, reconstruction of water and electricity installation, plastering, wood-working and painting. We separate the reconstruction processes into distinctive construction orders, and contractors bid for each construction order through our project management system.
Installation
. Installation involves installation of furniture and electric appliance. Contractors bid for installation orders, and to ensure the quality and timely completion of installation work, contractors are required to take pictures and record videos of the working sites at the end of every working day and upload them to the system for our remote approval.
Inspection and Review
. To ensure the quality and timely completion of construction work, contractors are required to take pictures and record videos of the working sites upon completion of each step and upload them to our system for our remote approval. Our staff from our engineering department may also conduct onsite inspection on a selective basis. In addition, following the completion of the construction and installation, our staff from our engineering department will conduct an onsite check of air quality, and if formaldehyde tested exceeds the national permitted level in the PRC, we would air the room and conduct a follow-up check
in a few days until the formaldehyde falls below the permitted level.

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
In FY 2020, substantially all of our tenants were sourced online.
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

Tenant Vetting Process
We require our tenants to go through our standardized tenant vetting process before we enter into a lease with him or her. Our tenant vetting process mainly includes identity authentication, criminal background checks and collection and verification of tenants’ basic information. We are one of the earliest apartment rental platforms in China that utilize face recognition technology to verify the identity of a tenant. We are connected to the systems of the public security bureau to conduct tenant background checks and may reject lease applications if the background check results are unsatisfactory.
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
Smart door lock service
. All our apartment and bedroom doors are equipped with smart digital locks and tenants can enter by tapping a digital access card. Some of our smart digital locks are equipped with Bluetooth function so that tenants can enjoy key-less apartment
and bedroom access by logging into our Qingke APP with their Qingke accounts and passwords and pressing “I want to unlock a door” button in our Qingke APP. Our Qingke APP then sends a signal via Bluetooth to the digital locks on the apartment and bedroom doors. Alternatively, by tapping digital access cards or calling our call center, tenants may open the apartment and bedroom doors when their mobile phones run out of battery or lose internet access. In addition, through our digital locks, we have the ability to control the access to our apartments and bedrooms and may take over the relevant property if a tenant defaults on payment after sufficient warning pursuant to our lease agreement and the relevant PRC laws.
Repair request and service evaluation
. Tenants may submit repair and maintenance requests on our Qingke APP, such as reporting a malfunctioning home appliance. Our service center will schedule appointments with tenants within 24-48 hours
based on the urgency of such requests. To ensure the quality of the repair provided by our service providers, we ask our tenants to fill out a service evaluation questionnaire on our Qingke APP after the appointments.
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

In July 2020, to replenish and expand our rental units portfolio, we acquired lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China. We have engaged a third-party contractor to manage these rental units, including but not limited to marketing, maintenance, tenant screening, communications with landlords and tenants. We take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month. For the management of these rental units, we are in the process of integrating these rental units into our proprietary system and APP, and before this process completes, some of these rental units are still managed using the third-party contractor’s system.
Our Apartments and Services
Our Rental Units
Our rental units typically had net area (excluding common spaces) from 10 square meters to 15 square meters, with monthly rental from RMB1,000 (US$147.3) to RMB8,500 (US$1,251.9) in FY 2020, depending on the location and type of housing, etc. Our rental units are generally fitted with standardized interior styles, and are equipped with air conditioners and basic furniture including a bed, a wardrobe, a desk and a chair. Bathrooms and kitchens are equipped with standardized electrical appliances. We install a digital lock and separate electricity meter for each bedroom. All our apartments have pre-installed broadband
internet access including
Wi-Fi.
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
Contracted lease term
. Typically 12 to 26 months. Rental is fixed through the term of the lease.
Below is the expiration table of our leases with tenants as of September 30, 2020.

	Total leases with tenants	Leases expiring by the end of
		FY 2021	FY 2022	FY 2023
Number of rental units with	68,755	67,203	1,552	—
Average annual rental represented by (RMB in million)	502	460	42	—
Percentage of total annual rental represented (%)	100%	92%	8%	—
Lock-in
 Period
. On September 30, 2020, the average
lock-in
period of our outstanding leases was 11.7 months and 70.4% of these leases had a lock-in period
of 12 months or longer and the remainder had
a lock-in period
ranging from one to six months. From our inception to September 30, 2020, our tenants whose leases had a lock-in
period of 12 months or longer stayed in our rental units for 12.2 months on average.
Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. Before this, if a tenant’s rental installment loan application was approved, his or her lease would be subject to a lock-in
period of 12 months or longer. If the rental installment loan application was denied, his or her lease would not be subject to such lock-in
period and he or she might move out after all prepaid rents were used or enter into a new lease with us with an agreed lock-in
period. On September 30, 2020, none of our tenants was in the process of applying for rental installment loans.
Since tenants who prepay rental for certain lease period can enjoy rental discount for the applicable lock-in
period, and tenants who terminate the lease within the
lock-in
period are subject to forfeiture of their security deposits, our tenants may be incentivized to terminate their lease around the end or shortly after the expiry of the applicable lock-in
period. In FY 2018, FY 2019 and FY 2020, the average
lock-in
period of our terminated leases with tenants was 13.0 months, 11.3 months and 11.6 months, respectively. In the same periods, tenants on average stayed in our rental units for 8.7 months, 7.8 months and 8.8 months, respectively.
Security deposit
. Usually one to two months’ rental to cover damages to the apartment, potential loss, tenant default and certain early termination as described below.
Rental prepayment and payment frequency
. We encourage tenants to prepay rental by providing them with rental discount. We subsidize the interest payment for rental installment loan offered by one of our financial institution partners. Tenants who rent rental units other than those we acquired from the rental service company in July 2020 and prepay at least six months’ rental can enjoy a 5% discount, and tenants who prepay at least 12 months’ rental can enjoy a 10% rental discount (subject to a RMB200.0 (US$29.5) limit per month after January 1, 2017) for the lock-in
period. The rental prepayment helps us finance our expansion and operation. We typically give tenants five to ten days’ grace period for rental payment.
Upon termination of the lease, we will return the unused portion of any prepaid rental to the tenant, or the financial institution where the tenant utilized the proceeds from the rental installment loan granted by the financial institution to prepay the rental. It is common for tenants to terminate the leases before the expiration of the lease term. In FY 2020, 69.0% of our terminated leases with tenants were terminated before the expiration of the lease term covered by the prepayment, and 72.6% of our terminated leases with tenants were terminated before the expiration of the applicable lock-in period.

Tenants’ initial stays
. To encourage prospective tenants to try out our apartments, we have put in place a policy to allow tenants to cancel leases within three days from the move-in date,
and we will return all rental, deposits and fees penalty free. If a new tenant cancels the lease on the fourth to seventh day, we will return all unused rental, deposit and fees penalty free. In FY 2020, approximately 3.0% of our leases with tenants were terminated during the first week of their leases.
Termination
. If a tenant chooses to terminate the lease during
the lock-in period,
except for termination during the first week of the lease, the tenant’s security deposit will be forfeited and other fees may apply. After the lock-in period,
the tenant may terminate the lease anytime without penalty. If we choose to terminate the lease before the expiry of the lease term, except for termination upon tenant’s default, we will generally facilitate tenant relocation and subsidize relocation-related expenses.
Utilities and internet access
. Tenants are usually required to prepay utilities including water and electricity. We typically charge tenants a flat monthly fee for broadband internet access.
Other covenants of the tenants
. Tenants shall not, without approval from us, sublease or allow unauthorized person to live in the apartments. Pets are not allowed in the apartments. Tenants shall abide by our tenant convention which includes requirements such as noise control, proper use of public area, paying bills in a timely manner, etc.
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
Cooperation with Third-party Contractors to Manage Rental Units
We started to expand our cooperation with third-party contractors to manage rental units. We cooperate with a rental service company owned by a state-owned bank in apartment sourcing and renovation from August 2018. In April 2020, we started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease in apartments from the rental service company or enter into new lease-out
agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in
agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out
agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference. As of September 30, 2020, we had transferred 25,375 of our rental units contracted and managed these rental units under this modified cooperation. The terms of these leases with tenants ranged between 12 and 26 months, and a majority of which have a lock-in period of 12 months or longer. Monthly rent with tenants is fixed throughout the lease term and there is no rent-free period or rent escalations during the period.
In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China. We have engaged a third-party contractor to manage these rental units, including but not limited to marketing, maintenance, tenant screening, communications with landlords and tenants. We take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month. We are in the process of integrating these rental units into our system.

Our Cooperation with Financial Institutions
Cooperation on Rental Installment Loans
We cooperate with a number of financial institutions to facilitate rental installment financing for tenants who wish to obtain financing for rental prepayment. In line with industry practice, we provide guarantee and may also provide additional credit enhancement in the form of security deposits, usually no more than 5% of the total outstanding loan balance with the relevant financial institution, to our financial institution partners with respect to tenants’ repayment of the rental installment loans. As of September 30, 2020, we cooperated with 7 financial institutions to facilitate rental installment loans, and the rental payment of 11.9% of our rental units had been facilitated by such financing. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. For more information, please refer to “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources — Rental Installment Loans”.
When our financial institution partners approved a rental installment loan, an amount covering up to 24 months’ rent (net of the discount for rental prepayment) would typically be released to the tenant’s designated account at the financial institution partner, which would then be immediately transferred to our designated account through an entrusted payment arrangement between the tenant and the financial institution partner. The tenant repays the monthly installment of the principal amount of the loan, which is equal to the monthly rental (net of the discount for rental prepayment), to our financial institution partner over the lease term by authorizing the financial institution partner to deduct the amount from his or her account. Under such arrangement, the tenant may deposit funds into his or her account, but may not withdraw from such account without the authorization from the relevant financial institution partner. We typically pay the monthly interest on the rental installment loans to our financial institution partners for our tenants. When a lease is terminated, either by the tenant or by us, we are typically required to return, in a lump sum, the outstanding portion of the rental installment loan. The amount represents the rental for the remaining lease term (net of the discount for rental prepayment) and we are required to deposit it into the tenant’s designated account at the financial institution partner within a prescribed period of time, ranging from 0 to 31 days after the termination, which will then be immediately deducted by the financial institution partner from such account.
Please refer to the chart below for the typical funds flow of a rental installment loan.

Our financial institution partners will notify the tenant and us a few days in advance when a payment is due from the tenant and when the tenant is delinquent on any payment. We will also send payment reminders to the tenant. In addition, through our smart digital door locks, we have the ability to control the access to our apartments and bedrooms and may take over the relevant property if a tenant defaults on payment after sufficient warning pursuant to our lease agreement and the relevant PRC laws. We may then lease the property to a new tenant to recover the rentals for the remaining period of the original lease. We seek to reduce the turnaround time to rent out a vacated apartment through our efficient sales management system. The security deposits we require from our tenants, which on average represented one to two months’ rental as of September 30, 2020, may also be used to cover delinquent payments.
We seek to prevent and minimize the risk of tenant payment default through our robust, standardized tenant screening process (which includes credit checks, evaluations of household income and criminal background checks through a third-party credit service provider). We are connected with the systems of the public security bureaus in some of our existing cities to verify certain identification and other information our tenant submit. In addition, we cooperate with a third-party credit consulting service provider to obtain credit reports for potential tenants and keep a blacklist of tenants who default on their rental or rental installment loan payment. For FY 2020, approximately 12.4% of our tenants defaulted on their rental or rental installment loan payment. In the cases of tenant default, historically, the forfeited tenant deposits usually covered the potential losses on our part.
Cooperation on Apartment Renovation
In August 2018, we started to work with a rental service company owned by a bank in apartment sourcing and renovation under a financing arrangement model. Under this model for certain newly sourced apartments, which has been implemented in Shanghai and Hangzhou, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. We were required to place a security deposit in the amount of three times the total monthly rent with the bank, which would be doubled if our occupancy rate fell below 75% or 85% in Shanghai or Hangzhou, respectively. The cooperation has provided us with access to a stable source of low-cost capital
to finance our apartment renovation upfront, which helps us scale in a cost-efficient manner.
Due to the rising vacancy rate of our rental units caused by the
COVID-19
pandemic, we decreased the number of apartment contracted by terminating some of the leases with landlords under this model. In April 2020, we started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease in apartments from the rental service company or enter into new lease-out
agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in
agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out
agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference. As of September 30, 2020, we had transferred 25,375 of our rental units contracted and managed these rental units under this modified cooperation.
Our Data Analytics and Data Security
Our Data Analytics
We have accumulated extensive data from apartment rental and other related activities, including apartment information data, project management data, and data on landlord and tenants’ attributes. We have optimized our database structure to make it more suitable for AI and machine learning processes. The data we have accumulated are continuously fed into and refine our data analytics, which are the backbone of our business. Our big data analytic capabilities enable us to achieve data fusion across business scenarios upon our core database to drive our operation efficiency and additional revenue opportunities. As of September 30, 2020, our research and development team of 101 data scientists and engineers worked continually to optimize our proprietary analytical models and improve our analytic capabilities.

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
We have built an efficient, scalable and stable information technology infrastructure to provide strong computing ability for our information systems. Our technology infrastructure has been fully integrated with our computer environments and business requirements to serve as a powerful engine for business operation. As of September 30, 2020, our information technology infrastructure included seven data centers and about 162 servers, with over 528 access nodes and with storage capacity of over 1,112 terabytes.

•
Real-time analytics
. We ingest a large amount of data through multiple highly optimized points and analyze them using both offline batch processing and online real-time processing through streaming technologies. This architecture allows us to combine multiple data dimensions and apply various machine learning algorithms in real-time to our data, including in rental pricing and contractor bidding for renovation projects. For example, our system analyzes potential tenants’ traits simultaneously while they are searching for rental units on our Qingke APP, and recommends relevant rental units based on their location and budget, etc. as inferred by our data analytics. In addition, our apartment sourcing team adjusts the number of new apartments to be leased in simultaneously according to our real-time lease-out
operating data.

•
Scalability
. With modular architecture that is built to be horizontally scalable, our technology systems can be easily expanded as data storage and processing requirements increase to support our centralized management of a large dispersed portfolio of apartments. For example, our third-party servers can be expanded within a few minutes by simply submitting an expansion request. Our data repositories are clustered and our data processing architecture is distributed in several cities in China, which supports efficient expansion. When need arises, we can easily add servers and integrate them into our existing server clusters as either data nodes or processing nodes.

•
Stability
. Our technology layers have
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

We cooperate with a number of financial institutions, which provide rental installment loans to our tenants, and we provide guarantee. We may also provide additional credit enhancement in the form of security deposits, usually no more than 5% of the total outstanding loan balance with the relevant financial institutions with respect to our tenants’ repayment of the loans. We seek to prevent and minimize the risk of tenant default through our robust, standardized tenant screening process (which includes credit checks, evaluations of household income and criminal background checks), and technology, including the installation of smart digital locks on each of our apartment and bedroom doors to deny apartment and bedroom access if a tenant defaults on payment after sufficient warning, and our efficient sales management system to reduce the turnaround time to rent out a vacated apartment. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease.”
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
Furthermore, we have been exploring alternative sources of financing to reduce our reliance on tenants’ rental prepayments. For example, in August 2018, we started to cooperate with a rental service company owned by a bank to finance apartment renovation under a financing arrangement model, which was modified starting from April 2020. See “Item 4. Information on the Company — B. Business Overview — Our Cooperation with Financial Institutions — Cooperation on Apartment Renovation.” As of September 30, 2020, we had transferred 25,375 of our rental units contracted and managed these rental units under this modified cooperation. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. The total outstanding principal amount of rental installment loans decreased from RMB756.7 million as of September 30, 2019 to RMB54.5 million (US$8.0 million) as of September 30, 2020. We have also been exploring asset-light strategies, including sourcing furnished apartments from landlords to reduce our upfront capital outlay. In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. However, given the closing conditions were not fulfilled by September 30, 2020, this acquisition has been terminated in substance. In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China.
Research and Development
We invest substantial resources in research and product development. Our research and development efforts are focused primarily on improving our technology and developing new systems that are complementary to existing ones including our pricing system and project management system. As of September 30, 2020, we had a research and development team of 53 employees, representing more than 21.4% of our total employees.
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

As of September 30, 2020, we had 33 copyrights, 31 trademarks and three domain names registered in China, and one patent and five trademarks registered outside China. Our intellectual properties are complementary and indispensable to each other to form the basis of our services and solutions and our operational systems. We intend to file additional intellectual property applications as we continue to innovate through our research and development efforts, and to pursue additional intellectual property protection to the extent we deem it beneficial and cost-effective.
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
Legal Proceedings
We have been, may from time to time be, subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. Please refer to Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.
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
Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the Negative List, the latest version of which was promulgated by the NDRC and the PRC Ministry of Commerce, or the MOFCOM on June 23, 2020 and became effective as of July 23, 2020 and Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, the latest version of which was promulgated by the NDRC and the MOFCOM on December 27, 2020 and became effective as of January 27, 2021. The Negative List and the Encouraging Catalogue jointly categorize the industries into three categories: encouraged industries, restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable PRC regulations. The Negative List expands the scope of permitted industries by reducing the number of industries that fall within the previous negative list where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists.

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
In September 2020, the MOHURD published Measures on Residential Tenancy (Discussion Draft) for public discussion, which states, among others:

•
Residential rental operators are prohibited from inducing tenants to utilize rental installment loans by providing rental discounts or by including any terms of rental installment loans in the rental agreement.

•	Commercial banks may extend a rental installment loan only if the lease agreement has been registered with local housing bureau and the term of the loan does not exceed the duration of the tenancy.

•	MOHURD is empowered to set standards of qualification for residential rental operators on financial position, expertise and managing abilities.

•
Municipal governments are empowered to promulgate local policies to regulate rental income and deposits received by residential rental operators with a regulatory focus on high-risk circumstances where (1) the rent paid to the landlord is higher than the rent received from the tenants; and (2) the credit term of rent payment to landlords are longer than the credit term of receiving rent payment from the tenants.

Regulations Relating to Leasing
In May 2020, the National People’s Congress, or the NPC, passed the PRC Civil Code, of which Chapter 14 governs lease contracts. According to the PRC Civil Code, subject to the consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the leased item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the leased item without the consent of the lessor.
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

(1)	Guangjie Jin, Xiamen Siyuan Investment Co., Ltd. and Bing Xiao are beneficial owners of the shares of Q&K E-Commerce, who hold 74.5%, 15.0% and 10.5% equity interests in Q&K E-Commerce, respectively.
(2)	The remaining minority interests are ultimately owned by Mr. Guangjie Jin.
(3)	The remaining minority interests are owned by third parties.
(4)	0.1% of the shares of Chengdu Liwu Apartment Management Co., Ltd. are held by Chengcai Qu on behalf of Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd.

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
D.
Property, Plants and Equipment
Our principal executive office is located in Shanghai, China, where we own the office space with an aggregate floor area of approximately 585.7 square meters as of the date of this annual report.
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
technology-driven
business process.
We cooperate with third parties, including professional home service providers,
e-commerce
companies and other service providers to facilitate a wide array of value-added
services for our tenants. Revenue from
value-added
services and others as a percentage of our net revenues increased from 10.4% in FY 2018 to 11.7% in FY 2019 and decreased to 8.5% in FY 2020.
We also cooperate with financial institutions to facilitate rental installment loans for our tenants in need. As of September 30, 2020, we cooperated with 7 financial institutions to finance rental installment loans, and the rental payment of 11.9% of our occupied rental units had been financed by these rental installment loans. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants.
We achieved growth as a result of our efficient and scalable business model in FY 2019. Our net revenues increased by 38.6% from RMB889.9 million in FY 2018 to RMB1,233.8 million in FY 2019, and our net loss decreased from RMB499.9 million in FY 2018 to RMB498.3 million in FY 2019. In FY 2020, our business was adversely affected by the
COVID-19
pandemic, with our net revenues decreasing by 2.1% to RMB1,208.0 million (US$177.9 million) and net loss increasing by 207.8% to RMB1,533.6 million (US$225.9 million). Our period-average occupancy rates were 91.6% and 83.8% in FY 2019 and FY 2020, respectively.

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
We also incur substantial operating expenses, including those for apartment sourcing, marketing, leasing, after-lease
maintenance and research and development. In addition, as we expand into new regions, we incur substantial upfront operating expenses for market research, establishing logistics and supply chain and other supporting functions, and building our brand name. We have been improving, and intend to continue to improve, our operational efficiency through our end-to-end,
technology-driven
operational and management systems. For example, when we expand into a new city, our Smart Pricing System is replicable with some adjustments in parameters, enabling faster expansion at a lower cost. In addition, in July 2020, we engaged a third-party contractor to manage rental units after acquiring lease contracts with landlords and tenants and related fixtures and equipment for these rental units from another rental service company. This enables us to operate our business in new locations, where we lack experience and resources, at a lower cost by leveraging the experience and resources of the contractor. In terms of apartment renovation, our project management system enables modularization, standardization and digitization of the renovation process, which allows us to efficiently manage a fast-growing
number of suppliers and contractors and streamline our decoration and renovation process. We conduct the majority of our marketing and leasing processes and handle after-rent
services and property maintenance requests online, which helps to improve efficiency. The average number of rental units managed by each of our apartment managers increased from 79.6 in FY 2018 to 113.5 in FY 2019, and decreased to 82.5 in FY 2020 as our business was adversely affected by the
COVID-19
pandemic.

Our Ability to Manage Upfront Capital Outlay and Expansion Cost
We utilize a
lease-and-operate
model. Under this model, we incur substantial capital outlay, including for apartment sourcing, renovation, and prepayment of a few months’ rentals to landlords. We finance our capital outlay primarily from tenants’ rental prepayments. Tenants who rent rental units other than those we acquired from the rental service company in July 2020 and prepay at least six months’ rental can enjoy a 5% rental discount, and tenants who prepay at least 12 months’ rental can enjoy a 10% rental discount (subject certain limits) for the lock-in
period. Our rental service revenues are net of these discounts. In addition, we pay interest on rental installment loans for our tenants. Our results of operations, therefore, are significantly affected by our ability to finance the capital outlay for our expansion economically, reducing our reliance on tenant’s rental prepayment. In August 2018, we started to cooperate with a rental service company owned by a bank for apartment sourcing and renovation. Under this model for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year
period, the ownership of the renovation will be transferred to us. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. Due to the rising vacancy rate of our rental units caused by the
COVID-19
pandemic, we decreased the number of apartment contracted by terminating some of the leases with landlords under this model. In April 2020, we started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease in apartments from the rental service company or enter into new lease-out
agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in
agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out
agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference via separate payments. The model has provided us with a stable source of lower-cost
capital to finance apartment sourcing and renovation, compared to the tenant rental prepayment model.
Since February 2019, we have started to source decorated and furnished apartments from landlords thus compared to sourcing bare-bones
apartments, substantially reducing our upfront capital outlay for apartment renovation, while still adding an additional bedroom.
Seasonality
Our operating results have been, and may continue to be subject to, seasonality. Our occupancy and revenues were generally higher during the three months ended September 30 of each year, as many students search for apartments in cities where they are employed after graduation. In addition, during and around the Chinese New Year holidays, which usually fall in January or February, people are less likely to move into new apartments or stay in rented apartments. As a result, our occupancy and revenues were generally lower for the three months ended March 31 of each year, despite the rebound in March from higher demand as labor forces come back to cities in search of jobs after the Chinese New Year. As the State Council implemented an extension to the 2020 Chinese New Year Holiday and many of our tenants were unable to return to the cities they work in during the holiday, our seasonality pattern was exacerbated in FY 2020.
Key Operating Metrics
We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of sales and marketing, and assess our operational efficiencies.
The table below sets forth our key operating data as of September 30, 2018, 2019 and 2020:

	As of September 30,
	2018	2019	2020
Number of rental units contracted	96,529	99,656	82,185
Number of rental units under renovation	12,581	2,359	921
Number of available rental units	83,948	97,297	81,264
Number of occupied rental units	77,266	92,513	68,755
Number of vacant available rental units	6,682	4,784	12,509
Number of rental units managed but not contracted by us (1)	—	—	25,133

(1)	refers to the number of rental units that (i) we provide our rental management service for and (ii) are leased in from landlords by third-parties

The table below sets forth the numbers of available rental units as of September 30, 2018, 2019 and 2020:

	As of September 30,
	2018	2019	2020
East China (1)	81,796	92,514	23,772
North China (2)	312	412	27,853
Southwest China (3)	—	—	21,514
Others (4)	1,840	4,371	8,125

(1)	includes Fuzhou, Hangzhou, Hefei, Nanjing, Ningbo, Shanghai, Suzhou, Jinan and Qingdao
(2)	includes Beijing, Shijiazhuang, Tianjin and Xi’an
(3)	includes Chengdu, Kunming and Chongqing
(4)	includes Nanchang, Nanning, Wuhan and Changsha
The table below sets forth our key operating data for FY 2018, FY 2019 and FY 2020:

	FY 2018	FY 2019	FY 2020
Period-average occupancy rate (%)	91.6	91.6	83.8
Average monthly rental (RMB)
before discount for rental prepayment	1,272	1,146	1,185
after discount for rental prepayment	1,180	1,074	1,169
Rental spread margin (%)
before discount for rental prepayment	30.7	24.8	20.9
after discount for rental prepayment	25.3	19.8	19.8
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
efficiency for tenants.
Our rental units contracted refer to rental units in apartments that we have leased in from landlords. Our number of rental units contracted increased by 3.2% from September 30, 2018 to September 30, 2019, as we adopted a prudent, cost-aware expansion strategy based on the market demand in our existing cities. Our number of rental units contracted decreased by 17.5% from September 30, 2019 to September 30, 2020, as we terminated a number of leases with landlords due to the
COVID-19
pandemic, partially offset by our acquisition of lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China in July 2020. Our number of available rental units refers to the number of our leased-in
rental units that have been renovated and ventilated and are ready for rent.
Our occupied rental units refer to available rental units that have been leased out to tenants. Our number of occupied rental units increased by 19.7% from September 30, 2018 to September 30, 2019, generally in line with the increase in the number of our available rental units. Our number of occupied rental units decreased by 25.7% from September 30, 2019 to September 30, 2020, due to the extension of Chinese New Year holiday, delay of return to work after the Chinese New Year holiday and imposition of travel restrictions and self-isolation policies by local and national government of China in 2020. Our number of occupied rental units was lower than our number of rental units contracted because of (i) the impact of the
COVID-19
pandemic and (ii) some of our available rental units’ vacancy, as it takes time to ramp up our occupancy rate to our target levels as we expanded to new geographic regions.

Period-average
Occupancy Rate, Average Monthly Rental, and Rental Spread Margin
Our
period-average
occupancy rate is calculated by dividing the aggregate number of our leased-out
rental unit nights by the aggregate number of available rental unit nights during a relevant period. Our period-average
occupancy rate remained stable at 91.6% in FY 2018 and FY 2019. Our period-average
occupancy rate decreased to 83.8% in FY 2020 because of the
COVID-19
pandemic.
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
Our average monthly rental before discount for rental prepayment decreased from RMB1,272 in FY 2018 to RMB1,146 in FY 2019, and our average monthly rental after discount for rental prepayment decreased from RMB1,180 in FY 2018 to RMB1,074 in FY 2019, as (i) we expanded to more remote areas in cities where the average monthly rentals were lower, and (ii) we proactively lowered our rental slightly to keep a relatively high occupancy rate in 2019. Our average monthly rental before discount for rental prepayment increased from RMB1,146 in FY 2019 to RMB1,185 (US$175) in FY 2020, and our average monthly rental after discount for rental prepayment increased from RMB1,074 in FY 2019 to RMB1,169 (US$172) in FY 2020, as (i) we terminated leases with landlords of rental units with low profit margins and retained those with higher margins, and (ii) the average monthly rental of our newly-acquired rental units are generally higher than that of the rental units we previously contracted.
Our rental spread margin before discount for rental prepayment decreased from 30.7% in FY 2018 to 24.8% in FY 2019, and our rental spread margin after discount for rental prepayment decreased from 25.3% in FY 2018 to 19.8% in FY 2019, as a large number of rental units were in ramp-up
period and we proactively lowered our rental slightly to keep a comparatively high occupancy rate in 2019. Our rental spread margin before discount for rental prepayment decreased from 24.8% in FY 2019 to 20.9% in FY 2020, and our rental spread margin after discount for rental prepayment remained 19.8% in FY 2020.
Number of rental units managed but not contracted by us
The rental units managed but not contracted by us refers to the rental units that (i) we provide our rental management service for and (ii) are leased in from landlords by third-parties. We cooperate with a rental service company owned by a state-owned bank in apartment sourcing and renovation from August 2018. In April 2020, we started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease in apartments from the rental service company or enter into new lease-out
agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in
agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out
agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference.

Components of Results of Operations
Net Revenues
Our net revenues primarily consist of rental service revenues, and revenue from various types of fees we charge our tenants for some of our value-added
services. Our revenues are net of
value-added
tax. The following table sets forth a breakdown of our net revenues.

	FY 2018		FY 2019		FY 2020
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Net revenues:
Rental service	796,940	89.6	1,089,164	88.3	1,105,172	162,774	91.5
Value-added services and others	92,997	10.4	144,606	11.7	102,791	15,139	8.5

Total net revenues	889,937	100.0	1,233,770	100.0	1,207,963	177,913	100.0

Our rental service revenues consist of rents collected under our lease agreements with tenants and in the arrangement with the rental service company. Our leases with tenants typically have a contracted lease term of 12 to 26 months, and a majority of them have a lock-in
period of 12 months. Tenants who rent rental units other than those we acquired from the rental service company in July 2020 and prepay at least six months’ rental can enjoy a 5% rental discount, and tenants who prepay at least 12 months’ rental can enjoy a 10% rental discount (subject to a RMB200.0 (US$29.5) limit per month for the lock-in
period after January 1, 2017).
Our rental service revenues are net of these discounts.
To a lesser extent, we derive net revenues from various types of fees we charge our tenants for certain value-added
and other services, such as broadband internet and utilities. We also receive indemnification payments from landlords and tenants for their termination of lease agreements within the lock-in
period. The following table sets forth a breakdown of our net revenues from value-added
services and others for the periods indicated.

	FY 2018		FY 2019		FY 2020
	RMB	% of revenue from value- added services and others	RMB	% of revenue from value- added services and others	RMB	US$	% of revenue from value- added services and others
	(in thousands, except for percentages)
Broadband internet	51,145	55.0	77,104	53.3	34,100	5,022	33.2
Utility service	19,411	20.9	28,515	19.7	13,257	1,953	12.9
Indemnity	18,329	19.7	34,860	24.1	32,782	4,828	31.9
Others	4,112	4.4	4,127	2.9	22,652	3,336	22.0

Total	92,997	100.0	144,606	100.0	102,791	15,139	100.0

Operating Costs and Expenses
Our operating costs and expenses primarily consist of costs and expenses related to operating our network of apartments and rental units. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the period indicated.

	FY 2018		FY 2019		FY 2020
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Operating costs and expenses:
Operating cost	897,959	100.9	1,304,992	105.8	1,203,415	177,245	99.6
Selling and marketing expenses	117,826	13.2	135,413	11.0	63,512	9,354	5.3
General and administrative expenses	84,953	9.5	108,196	8.8	102,769	15,136	8.5
Research and development expenses	51,947	5.8	47,029	3.8	24,934	3,672	2.1
Pre-operation expenses	117,107	13.2	42,661	3.5	14,245	2,098	1.2
Impairment loss on long-lived assets	50,614	5.7	46,213	3.8	846,766	124,715	70.1
Loss from disposal of property and equipment	—	—	—	—	468,980	69,073	38.8
Other income, net	(4,034)	(0.5)	(2,427)	(0.2)	(15,881)	(2,339)	(1.3)

Total operating costs and expenses	1,316,372	147.9	1,682,077	136.3	2,708,740	398,954	224.2

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

	FY 2018		FY 2019		FY 2020
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Rental cost	664,732	74.7	975,342	79.1	813,773	119,856	67.4
Depreciation expenses	145,768	16.4	207,814	16.8	256,056	37,713	21.2
Personnel cost	21,092	2.4	23,698	1.9	77,392	11,399	6.4
Cleaning cost	14,861	1.7	28,419	2.3	7,657	1,128	0.6
Utility cost	14,116	1.6	20,823	1.7	14,446	2,128	1.2
Broadband internet cost	28,236	3.2	37,096	3.0	31,920	4,701	2.6
Others	9,154	0.9	11,800	1.0	2,171	320	0.2

Total	897,959	100.9	1,304,992	105.8	1,203,415	177,245	99.6

Selling and Marketing Expenses
Selling and marketing expenses primarily include online and offline marketing expenses, promotion expenses, staff costs of sales personnel and other related incidental expenses that are incurred indirectly to attract or retain tenants for us.

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
Impairment Loss on Long-lived Assets
We evaluate our long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the assets exceeds its expected undiscounted cash flows, we will recognize an impairment loss equal to the difference between the carrying amount and the fair value of these assets. We determined the fair value of the property and equipment based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including the projected rental units’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. In July 2020, we acquired certain assets from a rental service company, Great Alliance Co-living Limited, and its affiliates, including apartment rental agreements and leasehold improvements attached to approximately 72,200 rental units in various cities across China, and its trademarks. We reviewed the fair value of the apartment rental agreements and trademarks based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including the projected rental units’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.
Loss from disposal of property and equipment
Our loss from disposal of property and equipment in FY 2020 mainly includes loss recognized for our loss of renovations due to the termination of our leases with landlords of certain rental units during the
COVID-19
pandemic.
Interest Expense, Net
Interest expense primarily consists of interest on rental installment loans we pay for our tenants, interest on our bank borrowings, and interest on capital lease and other financing arrangement. The following table sets forth a breakdown of our interest expense, net for the periods indicated.

	FY 2018		FY 2019		FY 2020
	RMB	% of interest expense, net	RMB	% of interest expense, net	RMB	US$	% of interest expense, net
	(in thousands, except for percentages)
Interest on bank borrowings	(2,930)	3.8	(4,930)	5.4	(56,533)	(8,326)	43.4
Interest on rental installment loans	(73,936)	95.9	(70,621)	76.8	(37,004)	(5,450)	28.4
Interest on capital lease and other financing arrangement	(2,893)	3.7	(18,827)	20.5	(31,094)	(4,580)	23.9
Interest expense on convertible notes	—	—	—	—	(5,899)	(869)	4.5
Interest income	2,592	(3.4)	2,464	(2.7)	324	48	(0.2)

Total	(77,167)	100.0	(91,914)	100.0	(130,206)	(19,177)	100.0

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
We typically enter into lease agreements with our tenants with terms ranging between 12 months and 26 months, a majority of which have a lock-in
period of 12 months or longer. The
lock-in
period represents the term during which termination will result in the forfeiture of deposit, which is typically one or two months’ rent. We determine that the lock-in
period is the lease term under ASC 840. When tenants terminate their leases, we return unused portions of any prepaid rentals to the tenant within a prescribed period of time. Deposit can only be returned for termination after the lock-in
period. Monthly rent is fixed throughout the
lock-in
period and there is no
rent-free
period or rent escalations during the period. We determine all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with us. Revenue is recognized on a straight-line
basis starting from the commencement date stated in the lease agreements.
Tenants who prepay rent for a certain period are entitled to rental discounts. Tenants who rent rental units other than those we acquired from the rental service company in July 2020 and prepay at least six months’ rental can enjoy a 5% discount for the lock-in
period, and tenants who prepay at least 12 months’ rental can enjoy a 10% rental discount for the lock-in
period (subject to a RMB200.0 (US$29.5) limit per month after January 1, 2017). Such incentives are only applicable during the lock-in
period. We consider the rental discounts as a lease incentive and record it as a reduction in revenue on a straight-line
basis over the lease term.
In April 2020, we started to modify arrangements with the rental service company for apartments in certain cities. For some apartments under this arrangement, we no longer lease in apartments from the rental service company or enter into new lease-out agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, We are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference. As of September 30, 2020, we had transferred 25,375 of its rental units contracted and managed these rental units under this modified arrangement. Referring to ASC 840-10-15-6(a), we determine that we lease-in apartments from the rental service company, and lease-out apartment to tenants through the rental service company, because we have the ability and right to operate the apartments while obtaining more than a minor amount of the output of the apartments. The terms of these leases with tenants ranged between 12 and 26 months, and a majority of which have a lock-in period of 12 months or longer. Monthly rent with tenants is fixed throughout the lease term and there is no rent-free period or rent escalations during the period. We determine all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with us. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements.
Value-added
Services and Others
We adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on October 1, 2019, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.
We have assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, we concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 605 and therefore there was no material changes.
In accordance with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those products. We also evaluate whether it is appropriate to record the gross amount of product sales. When we are a principal, that we obtain control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled to in exchange for the specified goods transferred. Revenues are recorded net of value-added taxes.
For FY 2020, we generated revenues from provision of value-added services. Value-added services and others primarily consist of fees received from the tenants from our provision of internet connection and utility services as part of the lease agreement.

The service fees from tenants are fixed in the agreements and is collected on a monthly basis. We recognized on a monthly basis during the period of the lease term. The service fees are recognized on a gross basis as we are the primary obligor in provision of such services and have discretion in establishing transaction prices.
Rental Installment Loans
In order to encourage our tenants to make advance payments, we cooperate with various financial institution partners to facilitate rental installment loans for our tenants, who apply for rental installment loans directly with these financial institutions. The financial institutions approve or decline the rental installment loans based on the tenants’ credit profile, and approval of the rental installment loans are not guaranteed to the tenants at lease inception. If the loans are approved by the financial institution partners, the proceeds, which represent the total rental payments for the period covered under the lease agreement, are remitted to us by way of the tenant’s entrustment. The proceeds would then be applied to the tenants’ rental payments on a monthly basis. We record the entire prepayment as rental installment loans. Tenants repay the loan principal in monthly installments directly to the financial institutions which equals to the monthly rental payment. We pay rental installment loan interests on behalf of tenants and recognize interest expense in the consolidated statements of comprehensive loss.
We also provide guarantee to these financial institutions with respect to our tenants’ repayment of the loans. In the event that the tenants default on the repayment or early terminate the lease agreements, we must return the remaining prepayments to the financial institutions within a prescribed period of time. Under the rental installment loan scheme, we have full control of the entire installment loan proceeds and the security deposits collected from the tenants at lease inception are usually sufficient to cover for the delinquent payments from default. As such, we determine that there should be no guarantee liabilities to be recorded as of September 30, 2018, 2019 or 2020.
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
Impairment of Long-lived Assets
We evaluate our long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss equal to the difference between the carrying amount and fair value of these assets.
We performed an impairment test of its long-lived assets associated with certain apartments due to the continued underperformance relative to the projected operating results, and recognized impairment losses of RMB50.6 million, RMB46.2 million and RMB846.8 million (US$124.7 million) during FY 2018, FY 2019 and FY 2020, respectively.

Capital Lease and Other Financing Arrangement
Leases of leasehold improvements or furniture, fixtures and equipment that transfer to us substantially all of the risks and rewards of ownership by the end of the lease term are classified as capital leases. The leasehold improvements and liability are measured initially at an amount equal to the lower of their fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.
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
In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of September 30, 2018, 2019 and 2020.

Treasury shares
We account for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.
Fair Value of Ordinary Shares
We had been a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based
compensation awards to our employees as one of the inputs into determining the grant date fair value of the award. In determining the fair value of our ordinary shares, we have considered the guidance prescribed by the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of
Privately-Held-Company
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

	April 2016	October 2016	July 2017
Risk-free rate of return (1)	3.18%	3.18%	3.21%
Contractual life of option	10 years	10 years	8.4 years
Estimated volatility rate (2)	37%	37%	35%
Expected dividend yield	0%	0%	0%
Fair value of underlying ordinary shares	US$0.03	US$0.04	US$0.05

(1)	The risk-free rate is based on the yield of US Treasuries, adjusted by country risk premium of China.
(2)	The expected volatility is estimated based on historical price volatilities of ordinary shares of several comparable companies.
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
1.06 million of which had been forfeited as of the date of this annual report. The exercise price was RMB2.00 per share and vests 50% on the first and second anniversary after the IPO date.
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

Restricted Share Units (“RSUs”)
As of the date of this annual report, no RSU is outstanding.
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
The British Virgin Islands
Our subsidiary incorporated in the British Virgin Islands is not subject to income or capital gains taxes, estate duty, inheritance tax or gift tax under the current applicable laws of the British Virgin Islands. In addition, payment of dividends to the shareholders of our subsidiary in the British Virgin Islands are not subject to withholding tax in the British Virgin Islands.
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
United States
Our subsidiary in the United States is registered in the state of Delaware and is subject to a flat U.S. federal corporate income tax rate of 21% and state income tax rate of 8.7% respectively.
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

	FY 2018		FY 2019		FY 2020
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Net revenues:
Rental service revenue	796,940	89.6	1,089,164	88.3	1,105,172	162,774	91.5
Value-added services and others	92,997	10.4	144,606	11.7	102,791	15,139	8.5

Total net revenues	889,937	100.0	1,233,770	100.0	1,207,963	177,913	100.0

Operating costs and expenses:
Operating cost	(897,959)	(100.9)	(1,304,992)	(105.8)	(1,203,415)	(177,245)	(99.6)
Selling and marketing expenses	(117,826)	(13.2)	(135,413)	(11.0)	(63,512)	(9,354)	(5.3)
General and administrative expenses	(84,953)	(9.5)	(108,196)	(8.8)	(102,769)	(15,136)	(8.5)
Research and development expenses	(51,947)	(5.8)	(47,029)	(3.8)	(24,934)	(3,672)	(2.1)
Pre-operation expenses	(117,107)	(13.2)	(42,661)	(3.5)	(14,245)	(2,098)	(1.2)
Impairment loss on long-lived assets	(50,614)	(5.7)	(46,213)	(3.7)	(846,766)	(124,715)	(70.1)
Loss from disposal of property and equipment	—	—	—	—	(468,980)	(69,073)	(38.8)

Other income, net	4,034	0.5	2,427	0.2	15,881	2,339	1.3

	FY 2018		FY 2019		FY 2020
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
Total operating costs and expenses	(1,316,372)	(147.9)	(1,682,077)	(136.3)	(2,708,740)	(398,954)	(224.2)

Loss from operation	(426,435)	(47.9)	(448,307)	(36.3)	(1,500,777)	(221,041)	(124.2)

Interest expense, net	(77,167)	(8.7)	(91,914)	(7.4)	(130,206)	(19,177)	(10.8)

Foreign exchange loss, net	(91)	—	(457)	—	(62)	(9)	—
Fair value change of contingent earn-out liabilities	6,164	0.7	42,404	3.4	97,417	14,348	8.1

Loss before income taxes	(497,529)	(55.9)	(498,274)	(40.4)	(1,533,628)	(225,879)	(127.0)
Income tax expense	(2,393)	(0.3)	(63)	—	(13)	(2)	—

Net loss	(499,922)	(56.2)	(498,337)	(40.4)	(1,533,641)	(225,881)	(127.0)

FY 2020 Compared to FY 2019
Net Revenues
Our net revenues decreased by 2.1% from RMB1,233.8 million in FY 2019 to RMB1,208.0 million (US$177.9 million) in FY 2020. Our rental service revenues increased by 1.5% from RMB1,089.2 million in FY 2019 to RMB1,105.2 million (US$162.8 million) in FY 2020 primarily due to an increase in average monthly rental after discount for rental prepayment from RMB1,074 in FY 2019 to RMB1,169 (US$172) in FY 2020, partially offset by a decrease in our number of occupied rental units due to the COVID-19 pandemic in China.
Our net revenues from
value-added
services and others decreased by 28.9% from RMB144.6 million in FY 2019 to RMB102.8 million (US$15.1 million) in FY 2020, primarily attributable to the decrease in our revenues from broadband internet and utility service due to (i) a decrease in the number of occupied rental units during the
COVID-19
pandemic in China and (ii) the early termination of leases with landlords of certain rental units.
Operating Costs and Expenses
Our total operating costs and expenses increased by 61.0% from RMB1,682.1 million in FY 2019 to RMB2,708.7 million (US$399.0 million) in FY 2020. The increase in our operating costs and expenses was primarily due to increase in our loss from disposal of property and equipment and impairment loss on ling lived assets, partially offset by decrease in operating cost, selling and marketing expenses and pre-operation
expenses.

•	Operating cost . Our operating cost decreased by 7.8% from RMB1,305.0 million in FY 2019 to RMB1,203.4 million (US$177.2 million) in FY 2020.

•
Rental cost.
Our rental cost decreased by 16.6% from RMB975.3 million in FY 2019 to RMB813.8 million (US$120.0 million) in FY 2020. This was primarily attributable to the decrease in our number of available rental unit nights as we optimized our apartment network and the reversal of the deferred rent of RMB236.4 million (US$34.8 million) due to the termination of leases with landlords.

Our rental cost as a percentage of rental service revenue decreased from 89.5% in FY 2019 to 73.6% in FY 2020, primarily attributable to the reverse of the deferred rent of RMB236.4 million (US$34.8 million) due to the early termination of leases with landlords.

•
Depreciation expenses.
Our depreciation expenses increased by 23.2% from RMB207.8 million in FY 2019 to RMB256.1 million (US$37.7 million) in FY 2020, primarily attributable to our asset acquisition in July 2020.

•
Personnel costs related to after
-rent
activities of apartment managers.
Our personnel costs incurred by apartment managers in providing after-rent
services increased by 226.6% from RMB23.7 million in FY 2019 to RMB77.4 million (US$11.4 million) in FY 2020, primarily attributable to our increased effort in operating and maintaining the rental units during the COVID-19 pandemic in China and our asset acquisition in July 2020.

•
Costs for value
-added
services and others.
Our cleaning cost, utility cost, broadband internet cost and other cost decreased by 42.7% from RMB98.1 million in FY 2019 to RMB56.2 million (US$8.3 million) in FY 2020. This decrease was primarily in relation to (i) the termination of certain leases with landlords before the end of the original lease terms due to the COVID-19 pandemic and (ii) a decrease in the number of occupied rental units during the COVID-19 pandemic in China.

•
Selling and marketing expenses
. Our selling and marketing expenses decreased by 53.1% from RMB135.4 million in FY 2019 to RMB63.5 million (US$9.4 million) in FY 2020. The decrease was primarily attributable to cost-saving efforts and the decrease in the number of our apartment managers who were our employees. Our personnel costs under selling and marketing expenses decreased by 45.7% from RMB77.5 million in FY 2019 to RMB42.1 million (US$6.2 million) in FY 2020. Our advertising and promotion expenses decreased by 69.1% from RMB44.0 million in FY 2019 to RMB13.6 million (US$2.0 million) in FY 2020.

•	Our selling and marketing expenses as a percentage of total net revenues decreased from 11.0% in FY 2019 to 5.3% in FY 2020 due to our cost-saving efforts.

•
General and administrative expenses
. Our general and administrative expenses decreased by 5.0% from RMB108.2 million in FY 2019 to RMB102.8 million (US$15.1 million) in FY 2020. The decrease was primarily attributable to cost-saving efforts. Our personnel costs under general and administrative expenses decreased by 32.0% from RMB58.4 million in FY 2019 to RMB39.7 million (US$5.8 million) in FY 2020 due to our cost-saving efforts.

•
Our general and administrative expenses as a percentage of total net revenues increased from 8.8% in FY 2019 to 8.5% in FY 2020 due to a decrease in our net revenues attributable to the
COVID-19
pandemic.

•
Research and development expenses
. Our research and development expenses decreased by 47.0% from RMB47.0 million in FY 2019 to RMB24.9 million (US$3.7 million) in FY 2020, primarily attributable to our reduction of investments in the IT infrastructure as the system becomes mature.

•
Pre
-operation
expenses
. Our
pre-operation
expenses decreased by 66.6% from RMB42.7 million in FY 2019 to RMB14.2 million (US$2.1 million) in FY 2020. The decrease was primarily attributable to a reduction of our renovation activities. These decreases were due to fewer new rental units being renovated in FY 2020, compared to the expansion in FY 2019.

•	Our pre-operation expenses as a percentage of total net revenues decreased from 3.5% in FY 2019 to 1.2% in FY 2020 as fewer new rental units were developed in FY 2020 compared to FY 2019.

•
Impairment loss on long-lived assets.
Our impairment loss on long-lived assets increased significantly by 1,732.3% from RMB46.2 million in FY 2019 to RMB846.8 million (US$124.7 million) in FY 2020, primarily attributable to our impairment in response to the adverse of the
COVID-19
pandemic.

•
L
oss
from disposal of property and equipment
.
Our loss from disposal of property and equipment of RMB469.0 million (US$69.1 million) in FY 2020 was primarily attributable to our loss of renovations due to the termination of our leases with landlords of certain rental units during the COVID-19 pandemic.

Loss from Operations
As a result of the foregoing, our loss from operations increased by 234.8% from RMB448.3 million in FY 2019 to RMB1,500.8 million (US$221.0 million) in FY 2020.
Interest Expense, Net
Our interest expense increased by 38.3% from RMB94.4 million in FY 2019 to RMB130.5 million (US$19.2 million) in FY 2020. The increase was primarily attributable to the increase of our debts and the issuance of convertible notes.
Our interest income, which primary related to the interest from our bank deposits, decreased from RMB2.5 million in FY 2019 to RMB0.3 million (US$47.8 thousand) in FY 2020.
Fair Value Change of Contingent
Earn-out
Liabilities
We recorded a gain from fair value change of contingent
earn-out
liabilities of RMB42.4 million and RMB97.4 million (US$14.3 million) in FY 2019 and FY 2020, respectively. The fair value change of contingent earn-out
liabilities mainly relates to our contingent
earn-out
liabilities to series C,
C-1
and
C-2
preferred shareholders, which were waived in FY 2020 upon the completion of our initial public offering.
Loss before Income Taxes
As a result of the foregoing, our loss before income taxes increased by 207.8% from RMB498.3 million in FY 2019 to RMB1,533.6 million (US$225.9 million) in FY 2020.
Income Tax Expense
Our income tax expense was RMB63.0 thousand in FY 2019 and RMB13.0 thousand (US$1.9 thousand) in FY 2020. We incurred income tax expense despite our loss before income tax as certain of our subsidiaries in the PRC had income before taxes and income tax was assessed accordingly on these subsidiaries.
Net Loss
As a result of the foregoing, we recorded a net loss of RMB498.3 million in FY 2019 and RMB1,533.6 million (US$225.9 million) in FY 2020.
FY 2019 Compared to FY 2018
Net Revenues
Our net revenues increased by 38.6% from RMB889.9 million in FY 2018 to RMB1,233.8 million in FY 2019. Our rental service revenues increased by 36.7% from RMB796.9 million in FY 2018 to RMB1,089.2 million in FY 2019, driven by an increase in our number of occupied rental units, partially offset by a decrease in average monthly rental after discount for rental prepayment from RMB1,180 for FY 2018 to RMB1,074 for FY 2019.
Our net revenues from
value-added
services and others increased by 55.5% from RMB93.0 million in FY 2018 to RMB144.6 million in FY 2019, driven by (i) an increase in the revenues from broadband internet and utility service from RMB51.1 million and RMB19.4 million in FY 2018, respectively, to RMB77.1 million and RMB28.5 million in FY 2019, respectively, which are in line with the increase in our number of occupied rental units, and (ii) an increase in the revenue from indemnity, as an increased number of tenants and landlords terminated their leases with us before the expiration of the lock-in
period and we forfeited their deposits or received compensation from them for such termination.

Operating Costs and Expenses
Our operating costs and expenses increased by 27.8% from RMB1,316.4 million in FY 2018 to RMB1,682.1 million in FY 2019. The increase in our operating costs and expenses was generally in line with our revenue growth and business expansion.

•	Operating cost . Our operating cost increased by 45.3% from RMB898.0 million in FY 2018 to RMB1,305.0 million in FY 2019.

•
Rental cost.
Our rental cost increased by 46.7% from RMB664.7 million in FY 2018 to RMB975.3 million in FY 2019. This was primarily attributable to the increase in our number of available rental unit nights as we continued to expand our apartment network.

Our rental cost as a percentage of rental service revenue increased from 83.4% in FY 2018 to 89.5% in FY 2019, primarily due to a large number of new rental units being in ramp-up
period, which generated lower rental spread margin and had lower occupancy, and as we proactively lowered our rental slightly to keep a comparatively high occupancy rate in 2019.

•
Depreciation expenses.
Our depreciation expenses increased by 42.6% from RMB145.8 million in FY 2018 to RMB207.8 million in FY 2019, primarily attributable to the increase in our number of available rental unit nights as we continued to expand our apartment network.

•
Personnel costs related to after
-rent
activities of our apartment managers.
Our personnel costs incurred by apartment managers in providing after-rent
services increased by 12.4% from RMB21.1 million in FY 2018 to RMB23.7 million in FY 2019 primarily attributable to the increase in the number of occupied rental units.

•
Costs for value
-added
services and others.
Our cleaning cost, utility cost, broadband internet cost and other cost increased from RMB66.4 million in FY 2018 to RMB98.1 million in FY 2019. This increase was primarily in relation to the growth of our cleaning and utility services in FY 2019.

•
Selling and marketing expenses
. Our selling and marketing expenses increased by 14.9% from RMB117.8 million in FY 2018 to RMB135.4 million in FY 2019. The increase was primarily attributable to the expansion of our business to new areas of our existing cities, which resulted in an increase in personnel costs and advertising and promotion expenses as we expand our local team and build our brand name. Our personnel costs under selling and marketing expenses increased by 35.3% from RMB57.3 million in FY 2018 to RMB77.5 million in FY 2019. Our advertising and promotion expenses increased by 5.2% from RMB41.8 million in FY 2018 to RMB44.0 million in FY 2019.

Our selling and marketing expenses as a percentage of total net revenues decreased from 13.2% in FY 2018 to 11.0% in FY 2019 as due to economies of scale particularly as we further leveraged operation in our existing cities.

•
General and administrative expenses
. Our general and administrative expenses increased by 27.4% from RMB85.0 million in FY 2018 to RMB108.2 million in FY 2019. The increase was primarily attributable to an increase in our personnel costs, partially offset by a decrease in our office rents. Our personnel costs under general and administrative expenses increased by 46.2% from RMB39.9 million in FY 2018 to RMB58.4 million in FY 2019 as we increased our investment in additional personnel in preparation for expanding our business and strengthening our management capabilities. Our office rents decreased by 43.9% from RMB16.2 million in FY 2018 to RMB9.1 million in FY 2019 as we optimized the usage of our office space and terminated our leases of some of our office space in Shanghai in FY 2019.

Our general and administrative expenses as a percentage of total net revenues decreased from 9.6% in FY 2018 to 8.8% in FY 2019 due to economies of scale particularly as we further leveraged operation in our existing cities.

•
Research and development expenses
. Our research and development expenses decreased by 9.5% from RMB51.9 million in FY 2018 to RMB47.0 million in FY 2019, primarily attributable to the decrease in staff costs as we optimized our research and development system and improved the efficiency.

•
Pre
-operation
expenses
. Our
pre-operation
expenses decreased by 63.6% from RMB117.1 million in FY 2018 to RMB42.7 million in FY 2019. The decrease was primarily attributable to (i) a decrease in the pre-operation
rental cost by 68.9% from RMB90.6 million in FY 2018 to RMB28.2 million in FY 2019, and (ii) a decrease in the pre-operation
personnel cost by 45.5% from RMB26.5 million in FY 2018 to RMB14.4 million in FY 2019. These decreases were due to fewer new rental units being developed in FY 2019 compared to FY 2018.

Our
pre-operation
expenses as a percentage of total net revenues decreased from 13.2% in FY 2018 to 3.5% in FY 2019 as fewer new rental units were developed in FY 2019 compared to FY 2018.

•
Impairment loss
on long-lived assets
. Our impairment loss on long-lived assets decreased from RMB50.6 million in FY 2018 to RMB46.2 million in FY 2019 due to fewer new rental units were contracted in FY 2019 compared to FY 2018.

Loss from Operations
As a result of the foregoing, our loss from operations increased by 5.1% from RMB426.4 million in FY 2018 to RMB448.3 million in FY 2019.
Interest Expense, Net
Our interest expense increased by 19.1% from RMB79.8 million in FY 2018 to RMB94.4 million in FY 2019. The increase was primarily attributable to the increase in interest expense we incurred on capital lease and other financing from RMB2.9 million in FY 2018 to RMB18.8 million in FY 2019 as we started to cooperate with a rental service company under a capital lease and other financing arrangement in August 2018. The increase was partially offset by the decrease in the interest expense we incurred for our tenants who used rental installment loans to prepay rentals by 4.5% from RMB73.9 million in FY 2018 to RMB70.6 million in FY 2019. The decrease in such interest expense was, in turn, due to the decrease in our monthly average outstanding rental installment loan balance by 6.4% from RMB985.3 million in FY 2018 to RMB922.7 million in FY 2019.
Our interest income, which primary related to the interest from our bank deposits, decreased from RMB2.6 million in FY 2018 to RMB2.5 million in FY 2019.
Fair Value Change of Contingent
Earn-out
Liabilities
We recorded a fair value gain of contingent
earn-out
liabilities of RMB6.2 million and RMB42.4 million in FY 2018 and FY 2019, respectively. The fair value change of contingent earn-out
liabilities mainly relates to our contingent
earn-out
liabilities to series C,
C-1
and
C-2
preferred shareholders.
Loss before Income Taxes
As a result of the foregoing, our loss before income taxes increased by 0.1% from RMB497.5 million in FY 2018 to RMB498.3 million in FY 2019.
Income Tax Expense
Our income tax expense was RMB2.4 million in FY 2018 and RMB63.0 thousand in FY 2019. We incurred income tax expense despite our loss before income tax as certain of our subsidiaries in the PRC had income before taxes and income tax was assessed accordingly on these subsidiaries.

Net Loss
As a result of the foregoing, we recorded a net loss of RMB499.9 million in FY 2018 and RMB498.3 million in FY 2019.
B.
Liquidity and Capital Resources
Our principal sources of liquidity, which we have used to fund our growth, operations and capital expenditures for our apartments network, have been proceeds from tenants’ rental prepayment, including rental prepayment financed by rental installment loans from our financial institution partners, availability under our bank facilities, capital lease and other financing, proceeds from our initial public offering, equity financing from issuance of preferred shares, and proceeds from our issuance of convertible notes.
As of September 30, 2020, we had cash and cash equivalents of RMB22.9 million (US$3.4 million), and restricted cash of RMB8.9 million (US$1.3 million). Our cash and cash equivalent represented cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased, and our restricted cash represented our deposits used as security against our bank borrowings and tenants’ repayment of rental installment loans.
We recorded rental installment loan proceeds, which represent our tenants’ prepaid rents, as rental installment loans in our consolidated balance sheet. As of September 30, 2020, we had RMB54.5 million (US$8.0 million) in outstanding rental installment loans, with fixed annual interest rates between 4.35% and 8.60%. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants.
In August 2018, we started to cooperate with a rental service company owned by a bank to source and renovate apartments in Shanghai and Hangzhou. Under this model for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest (with a fixed annual interest rate ranging from 6.84% to 8.04%) and tax over a period of five years. At the end of the five-year
period, the ownership of the renovation will be transferred to us. We account for the arrangement with the rental service company as a capital lease. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. We account for such transaction as a financing arrangement. The proceeds received from the rental service company are reported as other financing arrangement payable. Due to the rising vacancy rate of our rental units caused by the
COVID-19
pandemic, we decreased the number of apartment contracted by terminating some of the leases with landlords under this model. In April 2020, we started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease in apartments from the rental service company or enter into new lease-out
agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in
agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out
agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference. As of September 30, 2020, our capital lease and other financing arrangement payable to this rental service company was RMB417.1 million (US$64.1 million), representing the principal amount and accrued interest over our renovation costs on 8,707 apartments under this model as of the same date.
As of September 30, 2020, we had RMB533.2 million (US$78.5 million) in our outstanding bank borrowings. As of September 30, 2020, we were in compliance with all material terms and covenants of our credit agreements.

We also raised capital from issuing preferred shares, convertible notes and warrants. In July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 104,871 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to December 2020, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$12.03 million at par and warrants to purchase 67,696 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements. See “— Convertible Notes and Warrants.”
Our business requires substantial capital expenditure, and we need to make significant upfront investment for sourcing and renovation of rental apartments, including to add an additional bedroom under our N+1 model, and decorate and furnish them. We have relied on proceeds from our tenants’ rental prepayment to finance a significant portion of our capital expenditure. When a tenant terminates the lease before the end of the period covered by his or her rental prepayment, we are required to refund the unused prepaid rentals to the tenant, or repay the rental installment loans representing the unused prepaid rentals to our financial institution partners where the tenant used the proceeds from the rental installment loans granted by such financial institution partners to finance the rental prepayment. In FY 2020, 69.0% of our terminated leases with tenants were terminated before the expiration of the lease term covered by the prepayment, and 72.6% of our terminated leases with tenants were terminated before the expiration of the applicable lock-in
period (if a tenant terminates the lease before the
lock-in
period, which is typically 12 months, his or her security deposit, usually representing one or two months’ rental will be forfeited).
To manage potential liquidity risk arising from tenants’ early termination, we have adopted a stringent cash management policy, which involves monitoring the level of our outstanding rental installment loan on the one hand, and our expenses and other capital requirements and available sources of financing on the other hand on a monthly basis to determine the maximum volume of rental installment loan inflow for the following month. We have also been exploring alternative sources of financing, for example, our partnership with a rental service company owned by a bank since August 2018 to finance apartment renovation under a financing arrangement model, which has been modified since April 2020, and asset-light strategies, including sourcing furnished apartments from landlords to reduce our upfront capital outlay. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs.

As of September 30, 2018, 2019 and 2020, we recorded negative working capital, and our current liabilities exceeded our current assets by RMB1,521.9 million, RMB1,100.6 million and RMB1,758.7 million (US$259.0 million), respectively. Furthermore, in January 2020, we entered into agreements with a rental service company to acquire lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing for a consideration of RMB580.0 million, consisting of cash and our Class A ordinary shares, which is payable by the end of 2020 and subject to adjustments based on the quality of the assets according to the agreements. However, given the closing conditions were not fulfilled by September 30, 2020, this acquisition has been terminated in substance. We did not pay any consideration, and the deposit of RMB200.0 million we paid in January 2020 was fully returned to us. We have agreed to pay back the RMB8.0 million (US$1.2 million) that this rental service company paid us before the termination of this acquisition. In addition, in July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. We have paid US$5.8 million to the transferor to settle the first installment of the consideration as of the date of this annual report, and the remaining consideration for the acquisition, which consists of US$23.2 million in cash and 128.6 million Class A ordinary shares, subject to adjustments based on terms and conditions set forth in the agreements, will be payable in installments upon reaching certain milestones linked to the transfer of lease contracts and other related assets. These factors raise substantial doubt about our ability to continue as a going concern. The report of our independent registered public accounting firm on our consolidated financial statements included elsewhere in this annual report includes an explanatory paragraph questioning our ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These factors are mitigated by the following plans and actions: (i) in February 2021, a principal shareholder of us had agreed to consider providing necessary financial support to us, in the form of debt and/or equity, to enable us to meet our other liabilities and commitments as they become due for at least twelve months from the date of this annual report; (ii) in December 2020, we entered into two new bank borrowing agreements with SHRB, pursuant to which we borrowed RMB25.9 million (US$3.8 million) and RMB9.0 million (US$1.3 million), respectively. We used these two new bank borrowings to repay the outstanding bank borrowings; (iii) in July and November 2020, we entered into two bank borrowing extension agreements with Shanghai Huarui Bank Co., Ltd., or SHRB, respectively, pursuant to which the bank extended the due date of one borrowing with the principal amount of RMB27.0 million (US$4.0 million) to January through March of 2022, and the due date of one borrowing with the principal amount of RMB132.0 million (US$19.4 million) to October 2021; and (iv) in July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 104,871 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to December 2020, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$12.03 million at par and warrants to purchase 67,696 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements. Based on our historical experience, renovation and supply chain funding requests will be approved in the normal course of business, provided that we submit the required supporting documentation and the amount is within the credit limit granted. Based on the above, we believe our existing capital resources are sufficient to meet our cash requirements to fund planned operations and other commitments for at least the next 12 months from the date of this annual report.
However, future financing requirements will depend on many factors, including the scale and pace of the expansion of our apartment network, our efficiency in apartment operation, including apartment renovation and pricing, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects.
However, future financing requirements will depend on many factors, including the scale and pace of the expansion of our apartment network, our efficiency in apartment operation, including apartment renovation and pricing, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Additional funds may not be available on favorable terms or at all. See “Item 3. Key Information — D. Risk Factors —Risk Related to Our Business and Industry — Our business requires significant capital expenditure for sourcing, renovation and maintenance of rental apartments. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects.”
The following table sets forth a summary of our cash flows for the years indicated:

	FY 2018	FY 2019	FY 2020
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(117,048)	(88,189)	54,841	8,078
Net cash (used in) investing activities	(674,298)	(351,450)	(138,670)	(20,406)
Net cash provided by (used in) financing activities	539,528	569,569	(134,924)	(17,979)
Effect of foreign exchange rate changes	3,455	2,132	(295)	(104)
Net increase (decrease) in cash, cash equivalents and restricted cash	(248,363)	132,062	(219,048)	(30,411)
Cash, cash equivalents and restricted cash at the beginning of the period	367,115	118,752	250,814	35,090
Cash, cash equivalents and restricted cash at the end of the period	118,752	250,814	31,766	4,679

Operating Activities
Net cash provided by operating activities was RMB54.8 million (US$8.1 million) in FY 2020, which was primarily attributable to a net loss of RMB1,533.6 million (US$225.9 million) adjusted by non-cash
items of RMB1,296.5 million (US$191.0 million) and a net working capital inflow of RMB292.0 million (US$43.0 million). The non-cash
items of RMB1,296.5 million (US$191.0 million) were primarily attributable to (i) impairment loss of RMB846.8 million (US$124.7 million) as we recorded an impairment, (ii) loss from disposal of property, plant and equipment of RMB469.0 million (US$69.1 million) as we terminated our leases with landlords of 48,292 rental units before the end of the original lease terms in FY 2020 due to the
COVID-19
pandemic, and (iii) depreciation and amortization of RMB263.0 million (US$38.7 million), partially offset by (i) reverse of deferred rent of RMB201.1 million (US$29.6 million) due to the early termination of leases with landlords and (ii) fair value change of contingent earn-out
liabilities of RMB97.4 million (US$14.3 million). The net working capital inflow of RMB292.0million (US$43.0 million) was primarily attributable to (i) an increase in accrued expenses and other current liabilities of RMB269.5 million (US$39.7 million), (ii) a decrease in prepaid rent and deposit of RMB146.9 million (US$21.6 million), and (iii) an increase in accounts payable of RMB115.2 million (US$17.0 million) and, partially offset by (i) a decrease in deposits from tenants of RMB161.5 million (US$23.8 million) and (ii) a decrease in deferred revenue of RMB127.9 million (US$18.8 million).
Net cash used in operating activities was RMB88.2 million in FY 2019, which was primarily attributable to a net loss of RMB498.3 million, partially offset by non-cash
items of RMB300.4 million and a net working capital inflow of RMB109.8 million. The non-cash
items of RMB300.4 million were primarily attributable to (i) depreciation and amortization of RMB215.1 million in relation to our renovation cost, (ii) deferred rent of RMB57.6 million, which represented the amount by which our straight-lined
rental costs exceeded our contractual liability under our lease agreements with landlords, and (iii) impairment loss of RMB46.2 million. The net working capital inflow of RMB109.8 million was primarily attributable to (i) an increase in deposits from tenants of RMB49.9 million (ii) a decrease in prepaid rent and deposit of RMB49.8 million, (iii) an increase in deferred revenue of RMB17.5 million, which represented the portion of prepaid rents within the applicable lock-in
period, as the number of occupied rental units increased and less tenants used rental installment loans to finance their rental prepayments, and (iv) an increase in accounts payable of RMB16.3 million, partially offset by the decrease in amounts due to related parties of RMB29.1 million.
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
Investing Activities
Net cash used in investing activities was RMB138.7 million (US$20.4 million) in FY 2020, due to our purchases of property and equipment of RMB99.2 million (US$14.6 million) and partial payment for asset acquisition of RMB39.5 million (US$5.8 million).
Net cash used in investing activities was RMB351.5 million in FY 2019, primarily due to our purchases of property and equipment of RMB341.7 million.

Net cash used in investing activities was RMB674.3 million in FY 2018, due to our purchases of property and equipment of RMB674.3 million.
Financing Activities
Net cash used in financing activities was RMB134.9 million (US$18.0 million) in FY 2020. This primarily consisted of (i) the repayment of RMB924.2 million (US$136.1 million) of rental installment loans, and (ii) the payment of RMB248.9 million (US$36.7 million) for repurchase of ADS from certain investors into treasury shares, partially offset by (i) proceeds of RMB351.0 million (US$51.7 million) from short-term bank borrowing, (ii) net proceeds of RMB289.0 million (US$44.5 million) from IPO, net of issuance cost of RMB29.3 million (US$4.3 million), and (iii) proceeds of RMB258.1 million (US$38.0 million) from rental installment loans.
Net cash provided by financing activities was RMB569.6 million in FY 2019. This primarily consisted of (i) proceeds of RMB1,084.3 million from rental installment loans, (ii) proceeds of RMB530.0 million from issuance of preferred shares, net of issuance costs, (iii) proceeds of RMB327.6 million from capital lease and other financing arrangement, and (iv) proceeds of RMB254.0 million from long-term
and
short-term
borrowings, partially offset by (i) the repayment of RMB1,442.8 million of rental installment loans, and (ii) the repayment of RMB128.1 million of long-term
and
short-term
borrowings.
Net cash provided by financing activities was RMB539.5 million in FY 2018. This primarily consisted of proceeds of RMB1,886.2 million from rental installment loans, and proceeds of RMB185.1 million from issuance of preferred shares, partially offset by (i) the repayment of RMB1,523.1 million of rental installment loans, (ii) RMB108.1 million of repayment of long-term
debt bank borrowings and (iii) RMB49.0 million of repayment of short-term
bank borrowings.
Rental Installment Loans
We cooperate with various commercial banks and other financial institutions to facilitate rental installment loans for our tenants in need. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. Before this, our tenants could apply for rental installment loans directly from these financial institutions. If the loans were approved by the financial institutions, the proceeds, which represented the total rental payments for the period covered under the lease agreement, were available to us at the inception of the lease and were applied to the tenants’ rental payments on a monthly basis. As of September 30, 2020, we cooperated with 7 financial institutions to finance rental installment loans with annual interest rates between 4.35% and 8.60% and a total outstanding principal balance of RMB54.5 million (US$8.0 million).
Capital Leases and Other Financing Arrangement
In August 2018, we started to cooperate with a rental service company owned by a state-owned bank in apartment sourcing and renovation. Under this model for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. The cooperation has provided us with access to a stable source of low-cost
capital to finance our apartment renovation upfront, which helps us scale in a cost-efficient manner. Due to the rising vacancy rate of our rental units caused by the
COVID-19
pandemic, we decreased the number of apartment contracted by terminating some of the leases with landlords under this model. In April 2020, we started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease in apartments from the rental service company or enter into new lease-out
agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in
agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out
agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference. As of September 30, 2020, we had transferred 25,375 of our rental units contracted and managed these rental units under this modified cooperation, and the total outstanding principal balance of RMB417.1 million (US$61.4 million).

Credit Facilities
In the first quarter of 2019, we entered into a strategic cooperation agreement with Shanghai Huarui Bank Co., Ltd., or SHRB, pursuant to which we were granted a three-year
revolving credit line of RMB2.0 billion. Of this credit line, RMB450.0 million is for decoration, RMB550.0 million for supply chain financing, and RMB1.0 billion for our guarantee on rental installment loans. The credit line is available by February 2022. The interest rate for this credit facility was fixed at 7.5% per annum. As of September 30, 2020, the total outstanding amount under this credit line was RMB58.9 million (US$8.7 million).
In December 2019, we entered into a loan agreement with Azure Investments Ltd., pursuant to which we were granted a short-term non-revolving
credit line of US$35.0 million. The interest rate for this credit facility was fixed at 6.0% per annum. The credit line is available by September 30, 2020. As of the date of this annual report, the total outstanding amount under this credit line was US$31.5 million.
In April 2020, we entered into an
18-month
bank loan contract with SHRB under which we borrowed RMB50.0 million (US$7.4 million) to repay the rental installment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum. As of September 30, 2020, we had drawn down RMB50.0 million (US$7.4 million), which is to be paid in October 2021.
In May 2020, we entered into an
18-month
bank loan contract with SHRB under which we borrowed RMB50.0 million (US$7.4 million) to repay the rental installment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum. As of September 30, 2020, we had drawn down RMB50.0 million (US$7.4 million), which is to be paid in November 2021.
In September 2020, we entered into an
18-month
bank credit facility with SHRB under which we can draw-down up to RMB108.0 million (US$15.9 million) by March 26, 2021 to repay both the rental installment loans on behalf of tenants who departed the rented apartments and the daily operating expenses. The interest rate for this credit facility was 8.5% per annum. As of September 30, 2020, we had drawn down RMB50.0 million (US$7.4 million), all of which is to be paid within one year.
In September 2016, we entered into a three-year bank credit facility with SHRB under which we could draw down up to RMB300.0 million by September 26, 2019. The interest rate for this credit facility was determined on the draw-down date. The weighted average interest rate for borrowings drawn under such credit facility was 7.5% per annum for FY 2018 and FY 2019. The credit facility is collateralized by future cash flows generated by rental service revenue of certain of our rental units. The three-year revolving bank credit facility matured in September 2019. As of September 30, 2020, we had an outstanding balance of RMB194.9 million (US$28.7 million), which was subject to an interest rate of 8.75% for the FY 2020. In July and November 2020, we entered into two bank borrowing extension agreements with SHRB, respectively, pursuant to which the bank extended the due date of one borrowing with the principal amount of RMB27.0 million (US$4.0 million) to January through March of 2022, and the due date of one borrowing with the principal amount of RMB132.0 million (US$19.4 million) to October 2021. In December 2020, we entered into two new bank borrowing agreements with SHRB, pursuant to which we borrowed RMB25.9 million (US$3.8 million) and RMB9.0 million (US$1.3 million), respectively. We used these two new bank borrowings to repay the outstanding bank borrowings.
Convertible Notes and Warrants
We entered into a convertible notes and warrant purchase agreement dated July 22, 2020, as amended on July 29, 2020, with Key Space (S) Pte Ltd, and a convertible notes and warrant purchase agreement dated July 22, 2020 with Veneto Holdings Ltd. (collectively, the Purchase Agreements”) Pursuant to the Purchase Agreements, the convertible notes (the “Notes”) will be convertible at their respective conversion prices, at the option of the holders, into the ADSs. The conversion price per ADS of each Note is equivalent to 120% of the 30-trading day volume-weighted average price (“VWAP”) of the ADSs as of the issuance date of such Note or, if certain ADS offerings are conducted, 80% of the issue price of such ADS offerings, subject to adjustments upon the occurrence of certain specified dilutive events. A holder may convert its Notes at any time on and after the 41st day after the issue date and prior to the maturity date. A holder may require us to redeem its Note at the specified fundamental change repurchase price, which includes a premium, upon the occurrence of a fundamental change, including a change of control of us. We may require the holders to mandatorily convert their Notes upon the occurrence of a mandatory conversion event. The Notes have two series. Series 1 bears interest of 7.5% per annum payable in cash annually and another 7.5% per annum payable in cash on the maturity date or, in the event of a conversion, on the conversion date in ADSs calculated at the conversion price. Series 2 bears interest of 3.5% per annum payable in cash annually and another 13.5% per annum payable in cash on the maturity date or, in the event of a conversion, on the conversion date in ADSs calculated at the conversion price. In addition, we have issued and will issue to holders of the Notes warrants (the “Warrants”) to subscribe to ADSs on the issuance date of the Notes and on each anniversary date of the Notes based on the principal amount of the Notes outstanding as of such anniversary date. Each of the Warrants expire five years after its respective issue date and has an exercise price equivalent to 110% of the VWAP of the ADSs over the 60 trading days preceding the date of issuance of each Warrant, subject to certain adjustments upon the occurrence of certain dilutive events.
On July 29, 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par (including US$14.009 million in aggregate principal amount of series 1 Notes and US$16.041 million in aggregate principal amount of series 2 Notes) and Warrants to purchase 104,871 ADSs in aggregate to these investors pursuant to the Purchase Agreements. For the Notes issued on July 29, 2020, the conversion price per ADS is US$11.2508 or, if certain ADS offerings are conducted, 80% of the issue price of such ADS offerings, subject to adjustments upon the occurrence of certain specified dilutive events. The Warrants issued on July 29, 2020 have an exercise price of US$11.4618 per ADS, subject to certain adjustments upon the occurrence of certain dilutive events.

We have also granted Key Space (S) Pte Ltd the option to subscribe to up to US$70 million in aggregate principal amount of additional 4-year series 1 or series 2 Notes at par within 24 months of July 29, 2020. From September 2020 to December 2020, we issued additional Notes in the aggregate principal amount of US$12.03 million at par (including US$3.573 million in aggregate principal amount of series 1 Notes and US$8.457 million in aggregate principal amount of series 2 Notes) and Warrants to purchase 67,696 ADSs to Key Space (S) Pte Ltd. For the Notes issued from September 2020 to December 2020, the conversion prices per ADS range from US$5.3833 to US$10.1003 or, if certain ADS offerings are conducted, 80% of the issue price of such ADS offerings, subject to adjustments upon the occurrence of certain specified dilutive events. The Warrants issued from September 2020 to December 2020 have an exercise price ranging from US$5.1676 to US$10.2214, subject to certain adjustments upon the occurrence of certain dilutive events.
The Purchase Agreements also provide certain holders of registrable securities with certain registration rights upon request in certain cases. At any time after the fourth anniversary of November 6, 2019, holders holding at least 10% or more of the issued and outstanding registrable securities (on an as-converted basis) may request in writing that we effect a registration of registrable securities on any internationally recognized exchange that is reasonably acceptable to such requesting holders. If we qualify for registration on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States), any holder may request us to file, in any jurisdiction in which we have had a registered underwritten public offering, a registration statement on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States), including without limitation any registration statement filed under the Securities Act providing for the registration of, and the sale on a continuous or a delayed basis by the holders of, all of the registrable securities pursuant to Rule 415 under the Securities Act and/or any similar rule that may be adopted by the Commission, provided we shall be obligated to effect no more than one registrations that have been declared and ordered effective within any 12-month period. If we propose to register for our own account any of our equity securities, or for the account of any holder (other than current shareholders) of equity securities any of such holder’s equity securities, we shall promptly give each holder written notice of such registration and, upon the written request of any holder given within fifteen days after delivery of such notice, we shall use our best efforts to include in such registration any registrable securities thereby requested to be registered by such holder, and we shall not grant to any other Note holders any similar rights superior to those of the Note holders, except with the consent of the Note holders. We will bear all registration expenses, other than underwriting discounts and selling commissions, incurred in connection with any demand, F-3 or piggyback registration. These registration rights shall terminate on the later of (a) the fifth anniversary of November 6, 2019, and (b) with respect to any holder, the date on which such holder holds less than 1% of our equity securities and all registrable securities may be sold under Rule 144 of the Securities Act in any 90-day period.
On February 8, 2021, after the occurrence of a fundamental change pursuant to the Notes, the holders of the Notes waived the right to require us to repurchase for cash all of the outstanding principal amount of the Note or any portion thereof pursuant to the Purchase Agreements, and confirmed that they had not initiated and would not initiate any repurchase of the Note due to the fundamental change event caused by the change of control on January 28, 2021.
Capital Expenditures
Our capital expenditures were primarily in connection with renovation of our leased-in
apartments and procurement of technology, information and operational software and hardware. Our capital expenditures totaled RMB1,000.4 million, RMB172.1 million and RMB138.7 million (US$20.4 million) in FY 2018, FY 2019 and FY 2020, respectively. We will continue to make capital expenditures to meet the expected growth of our business.
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

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or other consolidated entities or any newly formed subsidiaries or other consolidated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries and other consolidated entities are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries and other consolidated entities in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end)
after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of September 30, 2018, 2019 and 2020, we did not incur statutory reserves of our PRC subsidiaries and other consolidated entities as we incurred net loss in FY 2018, FY 2019 and FY 2020. These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries and other consolidated entities are restricted in their ability to transfer their net assets to us in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid-up
capital and statutory reserve funds of our PRC subsidiaries amounted to RMB942.4 million, RMB1,332.2 million, and RMB930.5 million (US$137.1 million) as of September 30, 2018, 2019 and 2020, respectively.
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
D.
Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for FY 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
E.
Off
-Balance
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
F.
Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of September 30, 2020:

	Payment due by period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease obligations (1)	4,758,199	1,028,730	909,053	1,973,579	846,837
Long-term debt (2)	381,922	159,721	194,170	25,163	2,868
Short-term debt (2)	400,580	400,580	—	—	—
Rental installment loans (3)	54,505	54,505	—	—	—
Capital lease and other financing arrangement payable (4)	444,554	201,835	100,599	142,120	—

(1)	related to the lease agreements we have entered into for properties which we operate
(2)	excluding interests to be paid
(3)	see note 2 of our consolidated financial statements included elsewhere in this annual report
(4)	see notes 2 and 6 of our consolidated financial statements included elsewhere in this annual report

In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. Pursuant to the agreement with this rental service company, we were required to pay a consideration of RMB580.0 million, consisting of cash and our Class A ordinary shares, subject to adjustments based on the quality of the assets according to the agreements, to this rental service company by the end of 2020. However, given the closing conditions were not fulfilled by September 30, 2020, this acquisition has been terminated in substance pursuant to the agreement. We did not pay any consideration, and the deposit of RMB200.0 million we paid in January 2020 was fully returned to us. We have agreed to pay back the RMB8.0 million (US$1.2 million) that this rental service company paid us before the termination of this acquisition. Furthermore, in July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,200 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. We have paid US$5.8 million to the transferor to settle the first installment of the consideration as of the date of this annual report. The remaining consideration for the acquisition, which consists of US$23.2 million in cash and 128.6 million Class A ordinary shares, subject to adjustments based on terms and conditions set forth in the agreements, will be payable in installments upon reaching certain milestones linked to the transfer of lease contracts and other related assets. We will also issue, in installments, to a third-party contractor that manages the rental units as previously announced, up to 99.6 million Class A ordinary shares, subject to certain performance indicators and other terms and conditions set forth in the agreement.
G.
Safe Harbor
See
“Forward-Looking
Statements” in this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chengcai Qu	39	Chairman of the board of directors, chief executive officer, chief operating officer and vice president
Gang Xie	48	Director, chief technology officer
Lin Lin	48	Director
Bing Xiao	52	Director
Chen Chen	40	Independent director
Lin Zhou	61	Independent director
Zhichen (Frank) Sun	38	Chief Financial Officer
Mr.
 Chengcai Qu
has been the chairman of our board of directors and chief executive officer since January 2021, our chief operating officer since June 2020, our director since March 2020, and our vice president since 2014. Prior to joining Qingke, Mr. Qu was a director of the office of public relations at Antai School of Economics and Management of Shanghai Jiao Tong University from November 2006 to November 2013. From June 2004 to October 2006, Mr. Qu was a newspaper reporter specializing in business and management. Mr. Qu received a bachelor’s degree in literature from Shanghai University of Finance and Economics in 2004, and a master’s degree in business administration from Shanghai Jiao Tong University in 2013.
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
B.
Compensation
For FY 2020, we paid an aggregate of approximately RMB2.8 million (US$0.4 million) in cash to our directors and executive officers. Except as disclosed in this annual report, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
Stock Options and RSUs
Yijia Inc., which is wholly owned by High Gate Holdings Ltd., holds shares underlying our share-based awards for persons who contribute to the success of our operations. As of the date of this annual report, we issued 86.0 million ordinary shares to Yijia Inc., which are reserved for share-based awards we have granted, or may grant in the future. As of the date of this annual report, 41.75 million share options are issued and outstanding.
In addition, in September 2019, our board of directors approved our 2019 share incentive plan, or the 2019 Plan, to provide incentives to employees, officers, directors and consultants and promote the success of our business.
Stock Options A
In August 2014, April 2016 and October 2016, we granted an aggregate number of 26.86 million share options to certain of our management, employees and non-employees
(“Stock Options A”), 16.26 million of which had been forfeited as of the date of this annual report. The remaining Stock Options A are exercisable into 10.60 million Class B ordinary shares. The exercise price of Stock Options A is RMB2.0 per ordinary share. Stock Options A vest 50% on the first and second calendar year after the year of our initial public offering. All grantees of Stock Options A are restricted from transferring more than 25% of their total converted ordinary shares each year after the exercise date.
Stock Options B
In July 2017, we granted 43.14 million share options to our management and employees (“Stock Options B”), 11.99 million of which had been forfeited as of the date of this annual report. The remaining Stock Options B are exercisable into 31.15 million Class A ordinary shares. The exercise price of Stock Options B is RMB2.0 per ordinary share. Stock Options B vested immediately upon the grant date. All grantees of Stock Options B are restricted from transferring their converted ordinary shares after certain periods subsequent to the date of our initial public offering. If the grantee of Stock Options B resigned from our company before the restricted period lapses, we have the right to repurchase the Stock Options B or ordinary shares at RMB2.0 per Stock Option B or ordinary share.
The following table summarizes, as of the date of this annual report, the outstanding Stock Options A and Stock Options B granted to our directors, officers and other grantees.

Name	Ordinary Shares Underlying Award Granted	Exercise Price (per share)	Date of Grant	Date of Expiration
Chengcai Qu	*	RMB2.0	July 31, 2017	December 31, 2025
Gang Xie	*	RMB2.0	August 31, 2014	August 30, 2024
Zhichen (Frank) Sun	*	RMB2.0	July 31, 2017	December 31, 2025
Other	31,750,000	RMB2.0	from August 31, 2014 to July 31, 2017	from August 30, 2024 to December 31, 2025

Total	41,750,000

*	Less than 1% of our total outstanding shares.
RSUs
As of the date of this annual report, no RSU is outstanding.
2019 Share Incentive Plan
The 2019 Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering. We have not granted any awards under the 2019 Plan as of the date of this annual report.

The following paragraphs describe the principal terms of our share incentive plan:
Plan Administration
. Our board of directors or a committee of one or more members of our board of directors (the “Committee”) will administer the 2019 Plan. The Committee will determine the participants to receive awards, the nature and the amount of each award to be granted to each participant, and the terms and conditions of each award grant.
Type of Awards
. The 2019 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the Committee decides.
Award Agreement
. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to employees, consultants, and directors, as determined by the Committee.
Vesting Schedule
. In general, the Committee determines the vesting schedule, which is specified in the relevant award agreement. Unless otherwise specified in the 2019 Plan, the term of any award granted under the 2019 Plan shall not exceed ten (10) years.
Exercise of Options
. Subject to any specific designation in the 2019 Plan, the Committee determines the exercise price for each award, which is stated in the relevant award agreement. Unless otherwise specified in the 2019 Plan, the maximum exercisable term of options is ten years from the date of a grant.
Transfer
Restrictions
. Awards may not be transferred in any manner by the recipient except as otherwise provided in the 2019 Plan, by applicable law and by relevant award agreement.
Termination and Amendment
. Unless terminated earlier, the 2019 Plan has a term of ten years. Subject to any specific designation in the 2019 Plan, our board of directors has the authority to amend or terminate the 2019 Plan; provided, however, that any amendment or modification of the maximum number of shares that may be issued under the 2019 Plan shall be determined by at least two-thirds
of votes cast by directors in a duly constituted meeting (which, for this purpose, shall include all independent directors to be quorate), including affirmative votes from all independent directors. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient, unless otherwise specified in the 2019 Plan.
C.
Board Practices
Our board of directors consists of six (6) directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee
. Our audit committee consists of Chen Chen and Lin Zhou. Chen Chen is the chairman of our audit committee. We have determined that each of Chen Chen and Lin Zhou satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the NASDAQ and Rule
10A-3
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
Compensation Committee
. Our compensation committee consists of Chengcai Qu and Gang Xie. Chengcai Qu is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Chengcai Qu and Gang Xie. Chengcai Qu is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
D.
Employees
As of September 30, 2018, 2019 and 2020, we had 1,222, 775 and 248 employees, respectively. Substantially all of our employees are based in China. The table below shows the number of our employees by function as of September 30, 2020.

Function	Number of Employees
Sourcing	34
Apartment leasing, tenant relations and property maintenance *	46
Research and development	53
Other	115

Total	248

*	Including 46 employees who were apartment managers. In addition to our own employees, we had 1,976 apartment managers from our outside contractors as of September 30, 2020.
The number of employees decreased from 775 as of September 30, 2019 to 248 as of September 30, 2020 mainly attributable to (i) the decrease of apartment managers as we optimized our labor efficiency and a decrease in the number of rental units that need to be managed during FY 2020 and (ii) the decrease in the number of employees in the research and development team as we optimized our research and development system and improved the efficiency.

We have a well-trained and motivated workforce, and an effective training program to develop our operations and management staff to manage its rapidly expanding apartment network. Our Qingke College, together with regional management teams, offers structured training programs for sales, sourcing, and corporate staff. Our apartment sourcing team and sales staff are required to attend a three-day
new-hire
training program offered by our Qingke College covering topics such as Qingke corporate culture, sales and marketing, Qingke office software skills, sourcing skills, tenant service, and apartment operation standards. Our managers also attend team management, financial, and human resource management courses. In FY 2020, our operations and management staff on average received approximately 60 and 30 hours of training, respectively.
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
E.
Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.
We have adopted a dual class ordinary share structure. The calculations in the table below are based on 1,436,010,850 ordinary shares outstanding as of the date of this annual report, consisting of 1,255,621,301 Class A ordinary shares and 180,389,549 Class B ordinary shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A ordinary shares		Class B Ordinary Shares		Total ordinary shares on an as-converted basis		Aggregate voting power***
	Number	%	Number	%	Number	%	%
Directors and Executive Officers ** :
Chengcai Qu	*	*	—	—	*	*	*
Gang Xie	—	—	—	—	—	—	—
Lin Lin	—	—	—	—	—	—	—
Bing Xiao	—	—	—	—	—	—	—
Chen Chen	—	—	—	—	—	—	—
Lin Zhou	—	—	—	—	—	—	—
Zhichen (Frank) Sun	*	*	—	—	*	*	*
All Directors and Executive Officers as a Group	10,000,000	0.8%	—	—	10,000,000	0.7%	0.3%
Principal Shareholders:
Yijia Inc. (1)	—	—	180,389,549	100.0%	180,389,549	12.6%	59.0%
Crescent Capital Investments Ltd. and its affiliated entities (2)	433,814,924	31.6%	—	—	433,814,924	27.9%	13.6%
Newsion One Inc. and Newsion Two Inc. (3)	125,361,929	10.0%	—	—	125,361,929	8.7%	4.1%
North Haven Private Equity Asia Harbor Company Limited (4)	120,000,000	9.6%	—	—	120,000,000	8.4%	3.9%
SAIF IV Consumer (BVI) Limited (5)	120,000,000	9.6%	—	—	120,000,000	8.4%	3.9%
Bill.Com Inc. (6)	112,300,000	8.9%	—	—	112,300,000	7.8%	3.7%
Great Global Ventures Ltd (7)	96,491,652	7.7%	—	—	96,491,652	6.7%	3.2%

*	Less than 1% of our total outstanding shares.

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
basis.

(1)
Represents 180,389,549 Class B ordinary shares held by Yijia Inc., a British Virgin Islands company. According to the Schedule 13D filed by, among others, High Gate Investments Ltd. dated January 28, 2021, Yijia Inc. is a wholly-owned subsidiary of High Gate Investments Ltd., a Cayman Island company, which is in turn wholly owned by High Gate Holdings Ltd., a Cayman Islands company. High Gate Holdings Ltd. is wholly owned by Edmund Koon Kay Tang. On January 28, 2021, all outstanding share capital of Yijia Inc. was transferred from an affiliate of Mr. Guangjie Jin to High Gate Investment Ltd. Upon completion of this transfer, High Gate Investment Ltd. beneficially owns 180,389,549 Class B ordinary shares, representing 59.0% of our aggregating voting power. Information with respect to Yijia Inc., High Gate Investments Ltd. and High Gate Holdings Ltd. and relevant beneficial ownership information is derived from the Schedule 13D filed by, among others, High Gate Investments Ltd. dated February 2, 2021.

(2)
Represents (i) 314,539,304 Class A ordinary shares held by CP QK Singapore Pte Ltd., a Singapore company, (ii) 114,855,780 Class A ordinary shares represented by 3,828,526 ADSs issuable upon the conversion of our series 1 and series 2 convertible notes held by Key Space (S) Pte Ltd., a Singapore company, excluding any accrued interest, and (iii) 4,419,840 Class A ordinary shares represented by 147,328 ADSs issuable upon the exercise of warrants granted to Key Space (S) Pte Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. The majority of CRESCENT GP LTD.’s voting power is held by David McKee Hand. All of the voting power of Key Space (S) Pte Ltd. is held by Crescent Capital Investments Ltd. The information set forth in this footnote is derived from the Schedule 13D filed by Crescent Capital Investments Ltd., among others, on February 16, 2021.

(3)
Represents (i) 76,471,510 Class A ordinary shares held by Newsion One Inc., a British Virgin Islands company, among which 30,000,000 Class A ordinary shares were represented by ADSs, and (ii) 48,890,419 Class A ordinary shares held by Newsion Two Inc., a British Virgin Islands company, among which 30,000,000 Class A ordinary shares were represented by ADSs, according to the Schedule 13G filed by, among others, Youyang Li dated February 14, 2020. Newsion One Inc. and Newsion Two Inc. are wholly owned by Youyang Li.

(4)
Represents 120,000,000 Class A ordinary shares held by North Haven Private Equity Asia Harbor Company Limited, a Cayman Islands company, as reported in the Schedule 13G filed by Morgan Stanley, among others, on February 12, 2020, which is ultimately controlled by Morgan Stanley, a Delaware company listed on New York Stock Exchange.

(5)
Represents 120,000,000 Class A ordinary shares held by SAIF IV Consumer (BVI) Limited, a British Virgin Islands company. SAIF IV Consumer (BVI) Limited is wholly owned by SAIF Partners IV L.P. which is registered in Cayman Islands. The general partner of SAIF Partners IV L.P. is SAIF IV GP, L.P. The general partner of SAIF IV GP, L.P. is SAIF IV GP Capital Ltd. Andrew Y. Yan is the sole shareholder of SAIF IV GP Capital Ltd. The information set forth in this footnote is derived from the Schedule 13G filed by SAIF IV Consumer (BVI) Limited, among others, on March 2, 2020.

(6)
Represents 112,300,000 Class A ordinary shares held by Bill.Com Inc., a British Virgin Islands company. Guangjie Jin, our founder and former chief executive officer, is the sole shareholder of Bill.Com Inc. All Class B ordinary shares held by Bill.Com Inc. were converted on a one-for-one
basis into Class A ordinary shares in 2020. Certain information set forth in this footnote is derived from the amendment No. 1 to the Schedule 13G filed by Guangjie Jin, among others, on February 16, 2021.

(7)	Represents 96,491,652 Class A ordinary shares held by Great Global Ventures Ltd, a British Virgin Islands company.
To our knowledge, 385,088,850 Class A ordinary shares, representing approximately 26.8% of our total outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, our depositary. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”
Share Incentives
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Options and RSUs.”
Convertible Notes and Warrants
We have issued convertible notes and warrants to Key Space (S) Pte Ltd., an entity controlled by certain shareholder of us. In July and September 2020, we issued convertible notes in exchange for cash of US$22.8 million and US$1.2 million, respectively, to Key Space (S) Pte Ltd. In FY 2020, we accrued interest expenses of RMB4.4 million (US$0.6 million) on the convertible notes. In October and December 2020, we issued convertible notes in exchange for cash of US$7.12 million and US$3.71 million, respectively, to Key Space (S) Pte Ltd. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Notes and Warrants.”
Transactions with Shanghai Laiguan Property Management Co., Ltd. (“Shanghai Laiguan”)
Shanghai Laiguan is an entity controlled by certain shareholders of us. We purchased the labor outsourcing service of RMB25.1 million (US$3.7 million) in FY 2020 from Shanghai Laiguan to outsource our apartment management service.
As of September 30, 2020, we had RMB0.9 million (US$0.1 million) due to Shanghai Laiguan.
Transactions with Shanghai Qingji Property Management Co., Ltd.
Shanghai Qingji Property Management Co., Ltd. is an entity controlled by certain shareholders of us. We purchased the labor outsourcing service of RMB22.4 million (US$3.3 million) in FY 2020 from Shanghai Qingji Property Management Co., Ltd. to outsource our apartment management service.
As of September 30, 2020, we had RMB1.5 million (US$0.2 million) due to Shanghai Qingji Property Management Co., Ltd.
Transactions with Shanghai Yijia Property Management Co., Ltd. (“Yijia Property”)
Yijia Property is an entity controlled by certain shareholders of us. As of September 30, 2020, we had RMB4.2 million (US$0.6 million) due to Yijia Property. Such amounts represented utility fees Yijia Property paid for us.
Transactions with Shanghai Youzhen Information Technology Co., Ltd. (“Youzhen”)
Youzhen is an entity controlled by the parents of our founder and former chief executive officer. As of September 30, 2020, we had RMB0.1 million (US$0.0 million) due from Youzhen.
C.
Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A.
Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
We have been, and may from time to time be, subject to various legal or administrative claims and proceedings arising in the ordinary course of business or otherwise. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
As of December 31, 2020, we were involved in 32 ongoing legal proceedings, most of which were initiated by our suppliers. The amount of the claims arising from these ongoing legal proceedings were RMB95.0 million (US$14.0 million) in aggregate. 12 of these legal proceedings have claims over RMB1.0 million (US$0.1 million). In particular, one of our suppliers, Shanghai Greenland Construction (Group) Co. Ltd., or Shanghai Greenland, filed a lawsuit against one of our subsidiary, alleging that we should pay Shanghai Greenland the construction fee and other related expenses and fees for the construction of our research and development center in Suzhou pursuant to a construction contract entered into by Shanghai Greenland and us. The amount of the construction fee and other related expenses and fees is approximately RMB58.0 million (US$8.5 million), which has been accounted for in the consolidated financial statements for FY 2020. As of the date of this annual report, this litigation is still ongoing.
In addition, in 2020, due to the COVID-19 pandemic, we terminated certain leases with landlords before the end of the original lease terms by sending landlords short messages indicating that the leases would be terminated on the specified dates and we would not assume any liability for the early termination of the leases. We had disputes with some of these landlords. Some landlords filed lawsuits against us for compensation aggregating RMB5.2 million (US$0.8 million), under which we estimated that we are exposed to the compensation of RMB5.2 million (US$0.8 million) and recorded the contingent liability in our balance sheet as of September 30, 2020. Certain landlords had expressed their objection to our early termination of leases but did not file lawsuits against us. These landlords had rights to file lawsuits against us within three years from the date of our early termination notice, for a maximum compensation of RMB51.9 million (US$7.6 million). This amount is equivalent to three months’ rents of these leases, based on relevant trial guidance issued by the high people’s courts in the PRC as advised by our PRC legal counsel, JunHe LLP. The actual compensation amount will be negotiated with each landlord and we did not accrue the contingent liability in our balance sheet as of September 30, 2020. As of the date of this annual report, a majority of these landlords have expressed their consents to the early termination of leases as set forth in the short messages, or have not raised any objection to the early termination of leases. As advised by our PRC legal counsel, JunHe LLP, pursuant to the PRC laws, the landlords may file lawsuits against us for the early termination of leases with the courts within three months from the date of our early termination notice, otherwise their claims will not be supported by the courts. These disputes, legal proceedings and potential legal proceedings has materially and adversely affected, and may continue materially and adversely affecting, our financial condition, business and reputation.
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

ITEM 9. THE OFFER AND LISTING
A.
Offering and Listing Details
Our ADSs, each representing 30 of our Class A ordinary shares, have been listed on the NASDAQ Global Market since November 5, 2019. Our ADSs trade under the symbol “QK.” In FY 2018, FY 2019 and FY 2020, no significant trading suspensions occurred.
B.
Plan of Distribution
Not applicable.
C.
Markets
The principal trading market for our ADSs is the NASDAQ Global Market.
D.
Selling
S
hareholders
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
Our ADSs are listed on the NASDAQ Global Market, and the ADSs qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our financial statements, the manner in which we conduct our business and the relevant market data, we do not believe we were a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year. In addition, based on our financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate becoming a PFIC for our 2021 taxable year or in the foreseeable future. We could be treated as a PFIC, however, if our rental income in any particular taxable year is not treated as “active” rental income for U.S. federal income tax purposes, as discussed under “Passive Foreign Investment Company Rules”.
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
Based on our financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable years ending September 30, 2020 and September 30, 2019, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of our VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the treatment of our rental income as active for purposes of these tests depends upon whether we conduct sufficient marketing or other activities with respect to the rented properties in each taxable year to meet the requirements for an active rental business under applicable Treasury regulations, which may be uncertain.

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
A holder that is a non-U.S. corporation or a
non-resident
alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for capital leases, rental installment loans and other financing arrangement, and bank borrowings. The interest rate risk may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control. We may incur additional borrowings or other facilities in the future. Significant increases in interest rates may have an adverse impact on our earnings if we are unable to source rental apartments with rental rates high enough to offset the increase in interest rates for the rental installment loans, capital leases and other financing arrangement, and bank borrowings.
The sensitivity analysis below has been determined based on the exposure to interest rates for interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2020. The analysis is prepared assuming that those balances outstanding as of September 30, 2019 and 2020 were outstanding for the whole financial year. A 10% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2020, a 10% increase or decrease in each applicable interest rate would add or deduct RMB5.4 million (US$0.8 million) to our interest expense in FY 2020.
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
Foreign Exchange Risk
The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the RMB against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase the volatility in the trading value of the Renminbi against foreign currencies. The (depreciation) /appreciation of the U.S. dollar against the Renminbi was approximately 3.2%, 4.1% and (5.0)% in FY 2018, FY 2019 and FY 2020, respectively. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
As substantially all of our revenues and expenses are denominated in Renminbi, we do not believe that we currently have any significant direct foreign exchange risk, and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. In addition, the reporting currency of our company is Renminbi, the functional currency of our company is U.S. dollars, and the functional currency of our subsidiaries is their local currencies, which is Renminbi for our operating subsidiaries. Any significant revaluation of U.S. dollars may materially and adversely affect our earnings and shareholders’ deficits in Renminbi given that a portion of our cash and cash equivalents are denominated in U.S. dollars. A 10% depreciation of U.S. dollars against Renminbi may increase loss and shareholders’ deficits by RMB0.8 thousand (US$0.1 thousand) for FY 2020.

Inflation
Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.1%, 2.9% and 1.7% in 2018, 2019 and 2020, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.
Liquidity Risk
We manage liquidity risk by closely and continuously monitoring our financial positions. We aim to maintain sufficient cash flows with internally generated from our operation, borrowings from financial institutions, issuance of convertible notes and principal shareholder’s financial support. We also review forecasted cash flows on an on-going basis.
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
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For FY 2020, we received reimbursement of US$0.7 million from the depositary.
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
For the period from November 4, 2019, the date that the registration statement on Form
F-1
was declared effective by the SEC, to the date of this annual report, we used (i) RMB229.2 million (US$33.8 million) of the net proceeds from our initial public offering to expand our apartment network, primarily consisting of a deposit of approximately RMB200.0 million (US$29.5 million) for the planned acquisition of lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company in early 2020, which was eventually used to repurchase our ADSs due to the termination of this transaction, and a deposit of approximately RMB22.5 million (US$3.3 million) to secure the acquisition of lease contracts with landlords and tenants and related fixtures and equipment for certain rental units in Tianjin from another rental service company in December 2019, and (ii) RMB44.2 million (US$6.5 million) of the net proceeds from our initial public offering for general use. We then used the RMB200.0 million (US$29.5 million) returned to us to repurchase ADSs on the open market, which is in the process of transferring the ADSs to our account. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
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
under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of September 30, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting, as defined in Rule
13a-15(f)
under the Exchange Act, to provide reasonable assurance that the financial information prepared by us for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with U.S. GAAP. Our board of directors is responsible for ensuring that management fulfills its responsibilities. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
In connection with the audits of our consolidated financial statements as of September 30, 2020 and for FY 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to (a) formalize and carry out key controls over financial reporting, (b) properly address complex accounting issues and (c) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and lack of a comprehensive accounting policy manual and closing procedure manual for its finance department to convert its primary financial information prepared under accounting principles generally accepted in the PRC into U.S. GAAP.
We established an audit committee in November 2019. We have also engaged an internal control consultant to help us establish and improve our internal controls, hired additional accounting staff with appropriate understanding of U.S. GAAP and SEC reporting requirements, trained the existing financial reporting personnel and engaged an independent third party consultant to assist in establishing processes and oversight measures to comply with the requirements of Sarbanes Oxley Act. We are in the process of implementing a number of measures to address the material weakness that has been identified, including formalizing a set of comprehensive U.S. GAAP accounting manuals, hiring more qualified internal auditors to strengthen our overall governance, providing relevant training to our accounting personnel and upgrading our financial reporting system to streamline monthly and year-end closings and integrate financial and operating reporting systems. We also plan to take other steps to strengthen our internal control over financial reporting, including enhancing our internal audit function independently led by audit committee. However, we cannot assure you that we will remediate our material weakness in a timely manner.
Because of the material weakness identified above, our management has concluded that our internal control over financial reporting was not effective as of September 30, 2020.

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
In May 2020, Ms. Jackie Qiang You has resigned as Chief Strategy Officer and Senior Vice President of Qingke for personal reasons, effective May 6, 2020.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Chen Chen, our independent director (under the standards set forth under Rule 5605(a)(2) of the NASDAQ Marketplace Rules and Rule
10A-3
under the Exchange Act) is an “audit committee financial expert.”
ITEM 16B. CODE OF ETHICS
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2019. We have posted a copy of our code of business conduct and ethics on our website at
http://ir.qk365.com/static-files/f3b7f9ae-914c-4059-9f2f-ebf9a7268429
, where you can obtain a copy without charge.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	FY 2019		FY 2020
	RMB	US$	RMB	US$
	(in thousands)
Audit fees (1)	5,575	780	4,074	600
Total	5,575	780	4,074	600

(1)
Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountants in relation to the audit of our annual financial statements and services related to our earnings release.

No fee was billed in FY 2020 for professional services rendered by Marcum Bernstein & Pinchuk LLP.
The policy of our audit committee is to
pre-approve
all audit and
non-audit
services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Marcum Bernstein & Pinchuk LLP, including audit services, audit-related
services, tax services and other services as described above, other than those for de minimis
services which are approved by the audit committee prior to the completion of the audit.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of ADSs Purchased		(b) Average Price Paid per ADS	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Approximate Dollar Value of ADSs That May Yet Be Purchased Under the Plans or Programs
July 1, 2020 through July 31, 2020	2,575,000	(1)	US$17.10 (RMB116.1)	—	—
Total	2,575,000	(1)	US$17.10 (RMB116.1)	—	—

(1)	We are in the process of completing the repurchase of 2,575,000 ADSs on the privately negotiated transactions. These ADSs will become treasury shares once they are transferred to our account.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On December 3, 2020, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), as our independent registered public accounting firm, effective immediately, and engaged Marcum Bernstein & Pinchuk LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements as of September 30, 2020 and for FY 2020, effective as of December 3, 2020. Our decision to dismiss Deloitte and engage Marcum Bernstein & Pinchuk LLP was approved by the audit committee of our board of directors on November 11, 2020.
Deloitte’s audit report on our consolidated financial statements as of September 30, 2018 and 2019 and for each of FY 2018 and FY 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte did not audit any financial statements of our company as of any date or for any period subsequent to September 30, 2019.
During each of FY 2018 and FY 2019 and the subsequent interim period through our dismissal of Deloitte on December 3, 2020, there were (i) no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form
20-F
and the related instructions to Item 16F of Form
20-F,
between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with their reports on the financial statements for such years, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form
20-F
in connection with our annual report on Form
20-F,
except that Deloitte advised us of two material weaknesses in our internal control over financial reporting related to (i) lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to (a) formalize and carry out key controls over financial reporting, (b) properly address complex accounting issues and (c) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and lack of a comprehensive accounting policy manual and closing procedure manual for our finance department to convert its primary financial information prepared under accounting principles generally accepted in the PRC into U.S. GAAP; and (ii) absence of audit committee and internal audit function to establish formal risk assessment process and internal control framework.
We provided Deloitte with a copy of the disclosures under this Item 16F and requested from Deloitte a letter addressed to the SEC indicating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree. We have received the requested letter from Deloitte, a copy of which is included as Exhibit 16.1 attached herein.

During each of FY 2018 and FY 2019 and the subsequent interim period through December 3, 2020, neither we nor anyone on behalf of us has consulted with Marcum Bernstein & Pinchuk LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Marcum Bernstein & Pinchuk LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form
20-F,
or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form
20-F.
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
ITEM 18. FINANCIAL STATEMENTS
Our consolidated financial statements are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and owners and holders of American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-234252), as amended, initially filed with the Securities and Exchange Commission on October 18, 2019).

2.4*	Description of Securities

4.1	2019 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.3	English translation of the form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.4	English translation of the executed equity pledge agreement entered into by and among Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce dated April 21, 2015 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

Exhibit Number	Description of Document

4.5	English translation of the executed shareholder voting proxy agreement entered into by and among Q&K Investment Consulting, Q&K E-Commerce, Xiamen Siyuan Investment Management Co., Ltd., Guangjie Jin and Bing Xiao dated April 21, 2015 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.6	English translation of the Spouse Consent Letter signed by the spouse of Mr. Bing Xiao dated April 14, 2015 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.7	English translation of the executed exclusive technology service agreement entered into by and between Q&K Investment Consulting and Q&K E-Commerce dated April 21, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.8	English translation of the executed exclusive option agreement entered into by and among Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.9	English translation of the executed strategic cooperation agreement entered into by and between SHRB and Shanghai Qingke Public Rental Housing Leasing Management Co., Ltd. dated February 21, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.10	Loan agreement between the Registrant and Azure Investments Ltd. dated December 18, 2019 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-39111) initially filed with the Securities and Exchange Commission on February 18, 2020 and amended on February 21, 2020)

4.11*	Asset purchase agreement between the Registrant and Great Alliance Co-living Limited dated July 22, 2020

4.12*	Side Letter to the Asset purchase agreement between the Registrant and Great Alliance Co-living Limited dated July 22, 2020

4.13*	Share subscription agreement between the Registrant and Great Alliance Co-living Limited dated July 22, 2020

4.14*	Share subscription agreement between the Registrant and Beautiful House Limited dated July 22, 2020

4.15*	English translation of the executed asset transfer agreement between Chengdu Liwu Apartment Management Co., Ltd. and Beijing LianULife Technology Co., Ltd., among others, dated July 22, 2020

4.16*	English translation of the contracted operation agreement among Chengdu Liwu Apartment Management Co., Ltd., Beijing Yihongyue Real Estate Co., Ltd. and Guang Han dated July 22, 2020

4.17*	Convertible notes and warrant purchase agreement between the Registrant and Key Space (S) Pte Ltd, dated July 22, 2020

Exhibit Number	Description of Document

4.18*	Amendment No. 1 to the convertible notes and warrant purchase agreement between the Registrant and Key Space (S) Pte Ltd, dated July 29, 2020

4.19*	Convertible notes and warrant purchase agreement between the Registrant and Veneto Holdings Ltd., dated July 22, 2020

8.1*	Significant Subsidiaries and VIE of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of JunHe LLP

16.1*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Q&K International Group Limited

By:	/s/ Chengcai Qu
Name:	Chengcai Qu
Title:	Chairman of the Board of Directors, Chief
Executive Officer, Chief Operating Officer and Vice President
Date: February 16, 2021

Q&K INTERNATIONAL GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Q&K International Group Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Q&K International Group Limited (the “Company”) as of September 30, 2020, the related consolidated statements of comprehensive loss, shareholders’ deficit and cash flows for the year ended September 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph—Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum LLP
We have served as the Company’s auditor since
2020
New York, NY
February 16, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Q&K International Group Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Q&K International Group Limited (the “Company”), its subsidiaries and consolidated variable interest entities (the “Group”) as of September 30, 2019, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the two years in the period ended September 30, 2019, and the related notes and financial statement schedule included in Schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2019, the results of their operations and their cash flows for each of the two years in the period ended September 30, 2019, are in conformity with accounting principles generally accepted in the United States of America.
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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China February 18, 2020
We began serving as the Group’s auditor in 2019. In 2020, we became the predecessor auditor.

Q&K INTERNATIONAL GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2019	2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	159,799	22,879	3,370
Restricted cash	91,015	8,887	1,309
Accounts receivable	1,306	1,943	286
Amounts due from related parties	5,587	168	25
Prepaid rent and deposit	128,213	51,281	7,553
Advances to suppliers	64,028	16,043	2,363
Other current assets	146,559	101,803	14,994

Total current assets	596,507	203,004	29,900

Non-current assets:
Property and equipment, net	1,185,311	358,022	52,731
Intangible assets, net	1,248	222,123	32,715
Land use rights	10,734	10,448	1,539
Other assets	5,946	57,133	8,415

Total non-current assets	1,203,239	647,726	95,400

Total assets	1,799,746	850,730	125,300

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
LIABILITIES (including amounts of the consolidated VIEs without recourse to the Company, see Note 2)
Current liabilities:
Accounts payable	277,103	294,469	43,371
Amounts due to related parties	3,121	6,594	971
Deferred revenue	78,540	152,619	22,478
Short-term debt	319,103	762,136	112,251
Rental installment loans	756,749	54,505	8,028
Deposits from tenants	163,203	82,191	12,105
Payable for asset acquisitio n	—	165,808	24,421
Accrued expenses and other current liabilities	99,292	443,418	65,310

Total current liabilities	1,697,111	1,961,740	288,935

Non-current liabilities:
Long-term debt	428,345	464,920	68,475
Convertible note, net	—	206,466	30,408
Long-term deferred rent	387,739	212,054	31,232
Contingent earn-out liabilities	97,417	—	—

Total non-current liabilities	913,501	883,440	130,115

Total liabilities	2,610,612	2,845,180	419,050

F-
4

Q&K INTERNATIONAL GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2019	2020
	RMB	RMB	USD
Commitments and contingencies (Note 1 7 )
Mezzanine equity:
Series B convertible redeemable preferred shares (US$0.00001 par value, 160,000,000 shares authorized, issued and outstanding; liquidation value of RMB233,350 and RMB nil as of September 30, 2019 and 2020, respectively)	316,765	—	—
Series C convertible redeemable preferred shares (US$0.00001 par value, 120,000,000 shares authorized, issued and outstanding; liquidation value of RMB287,231 and RMB nil as of September 30, 2019 and 2020, respectively)	272,633	—	—
Series C-1 convertible redeemable preferred shares (US$0.00001 par value, 103,500,000 shares authorized, issued and outstanding; liquidation value of RMB255,213 and RMB nil as of September 30, 2019 and 2020, respectively)	236,320	—	—
Series C-2 convertible redeemable preferred shares (US$0.00001 par value, 273,360,850 shares authorized, issued and outstanding; liquidation value of RMB 595,962 and RMB nil as of September 30, 2019 and 2020, respectively)	599,767	—	—

Total mezzanine equity	1,425,485	—	—

Shareholders’ deficit:
Ordinary shares (US$0.00001 par value per share; 3,500,000,000 and 5,000,000,0000 shares authorized; 430,450,490 and 1,436,010,850 shares issued and outstanding as of September 30, 2019 and 2020 , respectively)	27	92	14
Series A non-redeemable preferred shares (US$0.00001 par value; 255,549,510 and nil shares authorized , issued and outstanding as of September 30, 2019 and 2020)	35,777	—	—
Treasury shares, at cost	—	(298,110)	(43,907)
Additional paid-in capital	—	2,085,099	307,102
Accumulated deficit	(2,275,924)	(3,809,516)	(561,081)
Accumulated other comprehensive (loss) income	(5,908)	18,357	2,704

Total Q&K International Group Limited shareholders’ deficit	(2,246,028)	(2,004,078)	(295,168)
Noncontrolling interest	9,677	9,628	1,418

Total shareholders’ deficit	(2,236,351)	(1,994,450)	(293,750)

Total liabilities, mezzanine equity and shareholders’ deficit	1,799,746	850,730	125,300

The accompanying notes are an integral part of these consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2018	2019	2020
	RMB	RMB	RMB	USD
Net revenues:
Rental service	796,940	1,089,164	1,105,172	162,774
Value-added services and others	92,997	144,606	102,791	15,139

Total net revenues	889,937	1,233,770	1,207,963	177,913

Operating costs and expenses:
Operating cost (including costs charged by related parties of RMB63,444, RMB52,034 and RMB 47,464 for the years ended September 30, 2018, 2019 and 2020, respectively)	(897,959)	(1,304,992)	(1,203,415)	(177,245)
Selling and marketing expenses (including expenses charged by related parties of RMB28,931, RMB55,774 and RMB nil for the years ended September 30, 2018, 2019 and 2020, respectively)	(117,826)	(135,413)	(63,512)	(9,354)
General and administrative expenses	(84,953)	(108,196)	(102,769)	(15,136)
Research and development expenses (including expenses charged by related parties of RMB154, nil and nil for the years ended September 30, 2018, 2019 and 2020, respectively)	(51,947)	(47,029)	(24,934)	(3,672)
Pre-operation expenses (including expenses charged by related parties of RMB26,460, RMB 14,431and RMB nil for the years ended September 30, 2018, 2019 and 2020, respectively)	(117,107)	(42,661)	(14,245)	(2,098)
Impairment loss on long - lived assets	(50,614)	(46,213)	(846,766)	(124,715)
Loss from disposal of property and equipment	—	—	(468,980)	(69,073)
Other i ncome (expense ), net	4,034	2,427	15,881	2,339

Total operating costs and expenses	(1,316,372)	(1,682,077)	(2,708,740)	(398,954)

Loss from operations	(426,435)	(448,307)	(1,500,777)	(221,041)
Interest expense, net	(77,167)	(91,914)	(130,206)	(19,177)
Foreign exchange loss, net	(91)	(457)	(62)	(9)
Fair value change of contingent earn-out liabilities	6,164	42,404	97,417	14,348

Loss before income taxes	(497,529)	(498,274)	(1,533,628)	(225,879)
Income tax expense	(2,393)	(63)	(13)	(2)

Net loss	(499,922)	(498,337)	(1,533,641)	(225,881)
Less: net loss attributable to noncontrolling interests	(63)	(95)	(49)	(7)

Net loss attributable to Q&K International Group Limited	(499,859)	(498,242)	(1,533,592)	(225,874)
Deemed dividend	(135,545)	(307,389)	—	—

Net loss attributable to ordinary shareholders	(635,404)	(805,631)	(1,533,592)	(225,874)
Net loss per share attributable to ordinary shareholders of Q&K International Group Limited—Basic and diluted	(1.55)	(1.87)	(1.14)	(0.17)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	409,403,915	430,450,490	1,351,127,462	1,351,127,462

Q&K INTERNATIONAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2018	2019	2020
	RMB	RMB	RMB	USD
Net loss	(499,922)	(498,337)	(1,533,641)	(225,881)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	4,551	(7,621)	24,265	3,574

Comprehensive loss	(495,371)	(505,958)	(1,509,376)	(222,307)
Less: comprehensive loss attributable to noncontrolling interests	(63)	(95)	(49)	(7)

Comprehensive loss attributable to Q&K International Group Limited	(495,308)	(505,863)	(1,509,327)	(222,300)
Deemed dividend	(135,545)	(307,389)	—	—

Comprehensive loss attributable to ordinary shareholders	(630,853)	(813,252)	(1,509,327)	(222,300)

The accompanying notes are an integral part of these consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(Renminbi in thousands, except for share data, unless otherwise stated)

		Q&K International Group Limited shareholders’ deficit
	Ordinary shares		Series A non-redeemable preferred shares		Treasury stock	Additional paid in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total	Noncontrolling interests	Total shareholders’ deficit
	Number of shares	Amount		Amount
Balance at September 30, 2017	384,450,490	24	255,549,510	35,777	—	—	(2,838)	(845,314)	(812,351)	17,835	(794,516)
Capital contribution	46,000,000	3	—	—	—	—	—	—	3	—	3
Share-based compensation	—	—	—	—	—	2,252	—	—	2,252	—	2,252
Deemed dividend accretion	—	—	—	—	—	(2,252)	—	(133,293)	(135,545)	—	(135,545)
Net loss	—	—	—	—		—	—	(499,859)	(499,859)	(63)	(499,922)

Foreign currency translation adjustments	—	—	—	—	—	—	4,551	—	4,551	—	4,551

Balance at September 30, 2018	430,450,490	27	255,549,510	35,777	—	—	1,713	(1,478,466)	(1,440,949)	17,772	(1,423,177)
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	—	—	(8,000)	(8,000)
Share-based compensation	—	—	—	—	—	8,173	—	—	8,173	—	8,173
Deemed dividend accretion	—	—	—	—	—	(8,173)	—	(299,216)	(307,389)	—	(307,389)
Net loss	—	—	—	—	—	—	—	(498,242)	(498,242)	(95)	(498,337)
Foreign currency translation adjustments	—	—	—	—	—	—	(7,621)	—	(7,621)	—	(7,621)

Balance at September 30, 2019	430,450,490	27	255,549,510	35,777	—	—	(5,908)	(2,275,924)	(2,246,028)	9,677	(2,236,351)
Issuance of ordinary shares in connection with initial public offering (“IPO”), net off issuance of cost of RMB 29,289	93,150,000	6	—	—	—	289,021	—	—	289,027	—	289,027
Conversion of Series A non-redeemable preferred shares into ordinary shares	255,549,510	17	(255,549,510)	(35,777)	—	35,760	—	—	—	—	—
Conversion of mezzanine equity into ordinary shares	656,860,850	42	—	—	—	1,425,436	—	—	1,425,478	—	1,425,478
Repurchase of American Depositary Shares (“ADS”) from certain investors into treasury shares	—	—	—	—	(298,110)	—	—	—	(298,110)	—	(298,110)
ADS to be issued in exchange for acquisition of certain assets from two third parties	—	—	—	—	—	312,273	—	—	312,273	—	312,273
Share-based compensation	—	—	—	—	—	16,045	—	—	16,045	—	16,045
Warrants issued in connection with convertible notes	—	—	—	—	—	6,564	—	—	6,564	—	6,564
Net loss	—	—	—	—	—	—	—	(1,533,592)	(1,533,592)	(49)	(1,533,641)
Foreign currency translation adjustments	—	—	—	—	—	—	24,265	—	24,265	—	24,265

Balance at September 30, 2020	1,436,010,850	92	—	—	(298,110)	2,085,099	18,357	(3,809,516)	(2,004,078)	9,628	(1,994,450)

The accompanying notes are an integral part of these consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Renminbi in thousands, unless otherwise stated)

	For the years ended September 30,
	2018	2019	2020
	RMB	RMB	RMB	USD
Operating activities:
Net loss	(499,922)	(498,337)	(1,533,641)	(225,881)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share-based compensation	2,252	8,173	16,045	2,363
Depreciation and amortization	152,311	215,075	263,038	38,741
Loss from disposal of property, plant and equipment	—	—	468,980	69,073
Accretion of interest expense	10,733	15,777	214	31
Fair value change of contingent earn-out liabilities	(6,164)	(42,404)	(97,417)	(14,348)
Deferred rent	182,275	57,550	(201,127)	(29,622)
Impairment loss	50,614	46,213	846,766	124,715
Changes in operating assets and liabilities:
Accounts receivable	(160)	(831)	(644)	(95)
Amounts due from related parties	(9,963)	8,940	5,419	798
Prepaid rent and deposit	(75,939)	49,762	146,913	21,638
Advances to suppliers	(2,393)	4,891	47,985	7,067
Other current assets	(21,498)	1,960	44,756	6,592
Other assets	(188)	(5,557)	(51,187)	(7,539)
Accounts payable	3,543	16,306	115,201	16,967
Amounts due to related parties	6,922	(29,098)	3,473	512
Deferred revenue	22,182	17,489	(127,947)	(18,845)
Deposits from tenants	32,168	49,878	(161,525)	(23,790)
Accrued expenses and other current liabilities	36,179	(3,976)	269,539	39,701

Net cash ( used in ) provided by operating activities	(117,048)	(88,189)	54,841	8,078

Investing activities:
Purchases of property and equipment	(674,298)	(341,708)	(99,172)	(14,606)
Payment for asset acquisition (Note 8 )	—	—	(39,498)	(5,800)
Purchases of intangible assets	—	(613)	—	—
Cash payment for renovation	—	(29,078)	—	—
Reimbursement received for renovation payment	—	11,971	—	—
Collection of amount due from related parties	—	7,978	—	—

Net cash used in investing activities	(674,298)	(351,450)	(138,670)	(20,406)

Financing activities:
Proceeds from issuance of ordinary shares	3	—	—	—
Proceeds from IPO, net off issuance cost of RMB 29,289	—	—	289,027	44,534
Proceeds from issuance of convertible notes	—	—	163,565	24,018
Payment for repurchase of ADS from certain investors into treasury shares	—	—	(248,859)	(36,653)

	For the years ended September 30,
	2018	2019	2020
	RMB	RMB	RMB	USD
Proceeds from short-term bank borrowings	100,000	84,000	351,046	51,703
Repayment of short-term bank borrowings	(49,000)	(79,000)	(65,000)	(9,573)
Proceeds from long-term bank borrowings	—	170,000	150,000	22,093
Repayment of long-term bank borrowings	(108,130)	(49,137)	(122,548)	(18,049)
Proceeds from rental installment loans	1,886,187	1,084,324	258,097	38,014
Repayment of rental installment loans	(1,523,136)	(1,442,810)	(924,171)	(136,116)
Acquisition of non-controlling interest	—	(8,000)	—	—
Proceeds from issuance of preferred shares, net of issuance costs	185,132	530,002	—	—
Proceeds from capital lease and other financing arrangement payable	54,722	327,584	65,415	9,635
Repayment of capital lease and other financing arrangement payable	(6,250)	(47,394)	(51,496)	(7,585)

Net cash provided by (used in) financing activities	539,528	569,569	(134,924)	(17,979)

Effect of foreign exchange rate changes	3,455	2,132	(295)	(104)

Net (decrease) increase in cash, cash equivalents and restricted cash	(248,363)	132,062	(219,048)	(30,411)
Cash, cash equivalents and restricted cash at the beginning of the year	367,115	118,752	250,814	35,090

Cash, cash equivalents and restricted cash at the end of the year	118,752	250,814	31,766	4,679

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	(68,636)	(79,601)	(16,628)	(2,449)
Income taxes paid	(1,222)	(57)	(90)	(13)
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	103,752	159,799	22,879	3,370
Restricted cash	15,000	91,015	8,887	1,309

Total cash, cash equivalents and restricted cash	118,752	250,814	31,766	4,679

Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	(411,451)	(253,447)	(97,835)	(14,410)
Acquisition of rental assets financed by ADS (Note 4)	—	—	(22,540)	(3,320)
Asset acquisition financed by payables and ADS (Note 8)	—	—	(455,541)	(65,873)
Purchases of property and equipment included in new capital lease	—	(21,279)	—	—
Conversion of Series A non-redeemable preferred shares and m ezzanin e into ordinary shares	—	—	(1,425,478)	(209,950)
Issuance of convertible notes to repurchase ADS from an investor	—	—	49,251	7,232
The accompanying notes are an integral part of these consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Renminbi in thousands, except for share data and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Q&K International Group Limited (the “Company” or “Q&K”), its subsidiaries and consolidated variable interest entities (the “Group”) is a rental apartment operation platform in the People’s Republic of China (the “PRC”), that provides rental and value-added services to young, emerging urban residents since 2012. The Group sources and converts apartments to standardized furnished rooms and leases to young people seeking affordable residence in cities in the PRC
.
As of September 30, 2020, the Company’s significant subsidiaries, variable interest entity (the “VIE”) and the significant subsidiaries of the VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Subsidiaries:
QK365.com INC. (BVI)	September 29, 2014	BVI	100%	Holding
QingKe (China) Limited	July 7, 2014	Hong Kong	100%	Holding
Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting” or the “WFOE”)	April 2, 2015	PRC	100%	Holding and Operating
Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Q&K AI”)	May 13, 2019	PRC	100%	Holding and Operating
Chengdu Liwu Apartment Management Co., Ltd	June 19, 2020	PRC	100%	Operating
VIE:
Shanghai Qingke E-Commerce Co., Ltd. (“Q&K E-commerce” or the “VIE”)	August 2, 2013	PRC	100%	Holding and Operating
Subsidiaries of the VIE:
Shanghai Qingke Equipment Rental Co., Ltd. (“Q&K Rental”)	March 17, 2015	PRC	100%	Operating
Shanghai Qingke Public Rental Housing Leasing Management Co., Ltd. (“Qingke Public Rental”)	November 5, 2014	PRC	100%	Operating
Suzhou Qingke Information Technology Co., Ltd. (“Suzhou Qingke”)	April 3, 2014	PRC	100%	Operating
History of the Group and Reorganization
The Group began its operations through Shanghai Q&K Fashion Life Co., Ltd. (“Q&K Fashion”) which was founded on November 8, 2007, by the parents of Jin Guangjie, who had transferred all voting rights to Jin Guangjie (the “Founder” or “CEO”) by proxy agreements. On August 2, 2013, Q&K Fashion incorporated
Q&K E-commerce. During
the period from 2007 to 2014, Q&K Fashion undertook several rounds of equity financing and issued equity with preference rights to third party investors (Series A equity with preference rights). Since the date of incorporation, the Founder had held more than

50
% controlling interests in Q&K Fashion. During 2014, Suzhou Qingke and Qingke Public Rental was formed and held by
Q&K E-commerce in
the PRC to become the main operating entities of the Group.

During 2014-2015, the Group underwent a series of reorganization activities (“the Reorganization”) to redomicile its businesses from PRC to the Cayman Islands for an offshore holding structure.
On August 14, 2014, Q&K was founded in the Cayman Islands as an exempted company with limited liability under the laws of the Cayman Islands, which through an intermediate holding company in Hong Kong established Q&K Investment Consulting, or the “WFOE”) as a wholly-owned subsidiary in the PRC in April 2015.
During March to April 2015, Q&K Fashion, through
Q&K E-commerce, incorporated
Q&K Rental, and transferred its entire net assets to Q&K Rental.
Further, the WFOE entered into a series of contractual arrangements (Note 2) with
Q&K E-commerce (the
“VIE”) and the shareholders of the VIE. The contractual arrangements consisted of the shareholder voting proxy agreement, spousal consent letter, exclusive technology service agreement, exclusive option agreement and equity pledge agreement (the “VIE Agreements”). The Group believes that the VIE Agreements would enable the WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiaries and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to the VIE. Accordingly, the Group treats Q&K E-commerce and its subsidiaries as VIE and believes that the WFOE is the primary beneficiary of the VIE and its subsidiaries, the Group consolidated the financial results of the VIE.
The Company issued ordinary shares and Series A preferred shares to the shareholders of Q&K Fashion in the same proportions as the percentage of equity interest they held in Q&K Fashion.
Given that all the entities were controlled by the Founder, the above series of transactions were accounted for as a reorganization under common control.
The Company completed its initial public offering (IPO) on the Nasdaq Global Market in November 2019, for a net offering size of approximately US$44,534 (equivalent to RMB289,027). The Company offered 2,700,000 ADSs in the IPO,

with each ADS represents 30 Class A ordinary shares, par value $0.00001 per share at $17 per ADS. In addition, the underwriters of the Company’s IPO have exercised in full their over-allotment option to purchase additional 405,000 ADSs, with each ADS represents 30 Class A ordinary shares, par value $0.00001 per share at $17 per ADS.

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
Going concern
The Group has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB

2,275,924 and RMB

3,809,516 as of September 30, 2019 and 2020, respectively. Net cash used in operating activities were RMB

117,048 and RMB

88,189 for the years ended September 30, 2018 and 2019, respectively, while the Company generated cash of RMB

54,841 from operating activities for the year ended

September 30
,
2020. As of September 30, 2019 and 2020, current liabilities exceeded current assets by RMB

1,100,604 and RMB

1,758,736, respectively.
In addition, the Company’s operations have been affected by the outbreak and spread of the coronavirus disease 2019 (COVID-19), which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s businesses have been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent.
Due to the outbreak of COVID-19, in early February 2020, the Chinese government required the nationwide closure of many business activities in the PRC to prevent the spread of COVID-19 and protect public health. During this period, the Company adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. During the year ended September 30, 2020, the
average month-end occupancy rate
and the rental spread margin before discount for rental prepayments decreased as compared to fiscal year 2019 mainly due to the impact of COVID-19
.
These factors raise
substantial
doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loans, issuance of convertible notes, principal shareholder’s financial support. The Group will focus on the following activities:

•	In July 2020, the Company has executed a convertible note and warrant purchase agreement with two investors (Note
9
). By the date of this report, the Company issued the
several
instalment of Notes and raised proceeds aggregating $34,848 (equivalent to RMB 237,096) from the investors. No issuance cost were incurred. The Company raised $22,818 (RMB 155,393), $1,200 (RMB 8,172), $7,120 (RMB 48,342) and $3,710 (RMB 25,189) in July, September, October and December 2020, respectively;

•
In December 2020, the Company entered into two new bank borrowing agreements with Shanghai Huarui Bank (the “SHRB”), pursuant to which the Company borrowed RMB 25,929 and RMB8,998, respectively.
The Company used the bank
borrowings to repay the outstanding bank borrowings;

•
In July and
November 2020, the Company entered into two bank borrowing extension agreements with SHRB, pursuant to which the bank extended due date of one borrowing with the principal of RMB 27,000  to January through
March
of
2022, and due date of one borrowing with the principal of RMB
132,000 to
October 202
1
; and

•
In February 2021, a principal shareholder of the Company, has agreed to consider to provide necessary financial support in the form of debt and/or equity, to the Group to enable the Group to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this consolidated financial statements.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of the Group’s apartment network, efficiency in apartment operation, including apartment renovation and pricing, the expansion of the Group’s sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect the Group’s business, results of operations, financial condition, and growth prospects.
Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated variable interest entity and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation.
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

	As of September 30,
	2019	2020
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	55,926	15,227	2,243
Restricted cash	91,015	8,887	1,309
Accounts receivable	1,306	1,943	286
Amounts due from related parties	5,587	168	25
Prepaid rent and deposit	127,096	51,281	7,553
Advances to suppliers	64,028	32,122	4,731
Other current assets	146,316	44,400	6,539
Property and equipment, net	1,170,446	358,022	52,731
Intangible assets, net	1,240	222,123	32,715
Land use rights	10,734	10,448	1,539
Other assets	—	57,024	8,399

Total assets	1,673,694	801,645	118,070

Liabilities
Accounts payable	277,103	294,469	43,371
Amounts due to related parties	3,121	6,594	971
Deferred revenue	78,540	152,619	22,478
Short-term debt	319,103	540,808	79,653
Rental installment loans	756,749	54,505	8,028
Deposits from tenants	163,203	82,191	12,105
Accrued expenses and other current liabilities	93,908	912,513	134,399
Long-term debt	428,345	464,920	68,475
Long-term deferred rent	387,739	212,054	31,232

Total liabilities	2,507,811	2,720,673	400,712

	For the years ended September 30
	2018	2019	2020
	RMB	RMB	RMB	USD
Net revenues	889,937	1,233,770	1,207,963	177,914
Net loss	(251,555)	(177,738)	(1,500,305)	(220,971)

	For the years ended September 30
	2018	2019	2020
	RMB	RMB	RMB	USD
Net cash provided by operating activities	10,964	393,847	72,293	10,648
Net cash used in investing activities	(515,360)	(351,450)	(99,172)	(14,606)
Net cash provided by (used in) financing activities	411,219	39,567	(95,948)	(14,132)
The consolidated VIE and VIE’s subsidiaries contributed 100% of the Group’s consolidated revenues for the years ended September 30, 2018, 2019 and 2020. As
o
f September 30, 2019 and 2020, the consolidated VIE and VIE’s subsidiaries accounted for an aggregate of 93% and 94%, respectively, of the Group’s consolidated total assets, and 96% and 96%, respectively, of the Group’s consolidated total liabilities.
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
There are no assets held in the VIE and its subsidiaries that can be used only to settle obligations of the VIE and its subsidiaries, except for registered capital and the PRC statutory reserves. As the VIE and its subsidiaries are incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 15 for disclosure of restricted net assets.
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment, valuation allowance of deferred tax assets, share-based compensation, contingent earn-out
liabilities, convertible note, convertible redeemable preferred shares, Series A non-redeemable
preferred shares and valuation of considerations paid for asset acquisition and valuation of assets acquired from asset acquisition.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use that which have original maturities of three months or less when purchased.

Restricted cash
Restricted cash mainly represents the Group’s deposits to the bank as a form of security with respect to the Group’s debt and tenants’
repayment
of rental installment loans. The cash held as deposits in the bank are not available to fund the general liquidity needs of the Group.
Accounts receivable
Accounts receivable mainly consist of rental receivables, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts primarily based on the credit risk of specific customers. In evaluating the credit risk of specific customers, the Group considers several factors, including the age of the balance, the customers’ payment history and their current credit worthiness, and current economic trends.
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
Capitalization of interest
Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Total interest expenses incurred were RMB113,917 and RMB 134,092 for the years ended September 30, 2019 and 2020, respectively, out of which the capitalized amount were RMB19,542 and nil, respectively.

Intangible assets, net
On July 22, 2020, the Company entered into a series of asset purchase agreements with Great Alliance Coliving Limited. and its affiliates (“Beautiful House”) to acquire assets, including approximately 72,000 apartment rental contracts with leasehold improvements attached to them, and trademarks of Beautiful House. In addition, the Company also assumed liabilities associated with acquired assets. The Company accounted for the acquisition as an asset acquisition because the Company did not acquire substantive process from Beautiful House.
The total consideration, after deducting the liabilities assumed in the asset acquisition, was allocated to identified apartment rental contracts and trademarks on the basis of their relative fair value. See Note 8.
Purchased intangible assets are mainly comprised of software.
Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Apartment rental contracts	Shorter of the lease term or 8 years

Trademarks	8 years

Software	10 years
Land use rights
Land use rights, which are all located in the PRC, are recorded at cost and amortized on a straight-line basis over the remaining term of the land certificates, which is between 30 to 50 years. Amortization expense of land use rights for the years ended September 30, 2018, 2019 and 2020 amounted to RMB286, RMB286 and RMB286, respectively.
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
The Group performed an impairment test of its long-lived assets associated with certain apartments due to the continued underperformance relative to the projected operating results, and recognized impairment losses

of RMB
50,614
, RMB
46,213
and RMB
846,766
during the years ended September
30
,
2018
,
2019
and
2020
, respectively.
Capital lease and other financing arrangement
Leases of leasehold improvements or furniture, fixtures and equipment that transfer to the Group substantially all of the risks and rewards of ownership by the end of the lease term are classified as capital leases. The leasehold improvements and liability are measured initially at an amount equal to the lower of their fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.
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
As of September 30, 2020, the Company ha
d
 capital lease

payable of RMB 73,430
. The leasehold improvements or furniture, fixtures and equipment used in apartments obtained under such capital lease arrangements are with aggregate initial value of RMB 136,146 and carrying value of RMB 50,432 as of September 30, 2020.

Under the same arrangement above, the Company also sells leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously leases them back. Such transaction fails sales and lease-back accounting and is accounted for as a financing arrangement. The proceeds received from the rental service company are reported as other financing arrangement payable. As of September 30, 2020, the Company has RMB

371,124
other financing arrangement payable. The underlying leasehold improvements and furniture, fixtures and equipment are with aggregate initial value of RMB
374,609
and carrying value of RMB
138,764
as of September 30, 2020.
Contingent
earn-out
liabilities
The Group records contingent
earn-out
liabilities related to the EBITDA feature of Series C and Series
C-1
convertible redeemable preferred shares at fair value. The Group measures the fair value of the contingent earn-out
liabilities and records increases or decreases in its fair value as an adjustment to accumulated deficit. Series C and Series
C-1
convertible redeemable preferred shares were converted into ADS upon the Company’s successful listing on Nasdaq in November 2019. As of September 30, 2019 and 2020, the balance of contingent earn-out
liabilities were RMB
97,417
and RMB
nil
,
respectively. See Note 11.
Lease accounting with tenants
The Group sources apartments from landlords and converts them into standardized furnished rooms to lease to tenants seeking affordance residences in China. Revenues are primarily derived from the lease payments from its tenants and are recorded net of tax.
The Group typically enters into 12 to 26-month leases with tenants and a majority of which have a lock-in period of 12 months or longer. The lock-in
period represents the term during which termination will result in the forfeiture of deposit, which is typically 1 or 2 months’ rent. The Group determines that the lock-in
period is the lease term under ASC 840. Upon termination of leases, the Group returns unused portions of any prepaid rentals to the tenant within a prescribed period of time. Deposit can only be returned for termination after lock-in
period. Monthly rent is fixed throughout the lease term and there is no rent-free period or rent escalations during the period. The Group determines all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with the Group. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements.
In April 2020, the Group started to modify arrangements with a rental service company (See
Capital lease and other financing arrangement)
for apartments in certain cities. For some apartments under this arrangement, the Group no longer leases in apartments from the rental service company or enters into new lease-out agreements with tenants. Instead, the Group transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out agreements with new tenants directly. The Group and a third-party contractor are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, the Group is responsible for supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, the Group is required to pay the rental service company this difference. As of September 30, 2020, the Group had transferred 25,375 of its rental units contracted and managed these rental units under this modified arrangement. Referring to ASC 840-10-15-6(a), the Group determines that it leases-in apartments from the rental service company, and leased-out apartment to tenants through the rental service company, because the Group has the ability and right to operate the apartments while obtaining more than a minor amount of the output of the apartments. The lease term ranged between 12 and 26 months, and a majority of which have a lock-in period of 12 months or longer. Monthly rent with tenants is fixed throughout the lease term and there is no rent-free period or rent escalations during the period. The Group determines all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with the Group. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements.
The
cost for leasehold improvements and furniture, fixtures and equipment used in apartments were RMB
 449,637 and RMB 212,483, respectively, the accumulated depreciation was RMB 146,402 and RMB 49,861, respectively and the impairment losses was RMB 132,972 and RMB 90,312, respectively as of September 30, 2020.
Future rentals expected to be collected from outstanding leases existing as of September 30, 2020 totaled
RMB
510,077
,
 for
which RMB 508,423 and RMB 1,654 to be collected for the year end ing
 September 30, 2021 and 2022, respective
l
y.
Rental incentives
Tenants who prepay rent are entitled to rental discounts. Tenants who prepay rent of at least the first six months of the lease term can enjoy a

5
% rental discount, and tenants who prepay at least the first twelve months of lease term rental can enjoy a
10
% rental discount (subject to a RMB

limit per month). Such incentives are only applicable during the lock-in
period. The Group considers the rental discounts as a lease incentive and records it as a reduction in revenue on a straight line basis over the lease term. The Group recorded RMB
61,317
, RMB
72,367
and RMB
12,921
of rental incentives for the years ended September 30, 2018, 2019 and 2020, respectively.
Rental installment loan arrangement
In order to encourage tenants to make advance payments, the Group cooperates with various financial institution partners to facilitate rental installment loans for its tenants, who apply for rental installment loans directly with these financial institutions. The financial institutions approve or decline the rental installment loans based on the tenants credit profile, and approval of the rental installment loans are not guaranteed to the tenants at lease inception. If the loans are approved by the financial institution partners, the proceeds, which represent the total rental payments for the period covered under the lease agreement, are remitted to the Group by way of the tenant’s entrustment loan. The proceeds would then be applied to the tenants’ rental payments on monthly basis. The Group records the entire prepayment as rental installment loans. Tenants repay the loan principal in monthly installments directly to the financial institutions which equals to the monthly rental payment. The Group pays installment loan interests on behalf of the tenants and recognizes such payments as interest expense in the consolidated statements of comprehensive loss.
The Group also provides guarantee to these financial institutions with respect to the tenants’ repayment of the loans. In the event that the tenants default on the repayment or early terminate the lease agreements, the Group must return the remaining prepayments to the financial institutions within a prescribed period of time. Under the rental installment loan scheme, the Group has full control of the entire installment loan proceeds and the security deposits collected from the tenants at lease inception are usually sufficient to cover for the delinquent payments from default. As such, the Group determines that guarantee liability to be nil
for the years ended September 30, 2019 and 2020.

Impact on cash flows
For rental installment loans received directly from financial institutions, the Group determines the substance of the arrangement as akin to a debt from its tenants, and as such, this portion was classified as a cash inflow from financing activities within the Group’s consolidated statements of cash flows. During the lease term, constructive receipts and disbursements are recognized on a monthly basis by recognizing the repayment of rental installment loans as a financing cash outflow and the receipt of monthly rental income as an operating cash inflow.
Rental prepayments received directly from tenants were recorded as deferred revenue in the consolidated balance sheets and classified as a cash inflow from operating activities.
Lease accounting with landlords
The Group leases apartments from landlords usually for a period of five to six years which may be extended for an additional three or two years at the discretion of the landlords. Since all the benefits and risks incidental to ownership remains with the landlord, the Group determines that these arrangements are operating leases. The Group typically negotiates a rent free period of
90-
120
days and locks in a fixed rent for the first three years and approximately 5% annual, non-compounding
increase for the rest of the lease period. As such, typically all leases with landlords contain rent holidays and fixed escalations of rental payments during the lease term. The Group determines the lease term under ASC 840 to include the years that can be early terminated by the landlords. The Group records total lease expense on a straight-line basis over the lease term and the difference between the straight-line lease expense and cash payments under the lease is recorded as deferred rent on the consolidated balance sheets. As of September 30, 2019 and 2020, deferred rent of RMB28,415 and RMB 2,503 were recorded in accrued expenses and other current liabilities and RMB387,739 and RMB 212,054 were recorded as long-term deferred rent, respectively.
Rental expense to the landlords recorded in consolidated statements of comprehensive losses were RMB755,380, RMB1,003,572 and RMB 813,773 for the years ended September 30, 2018, 2019 and 2020, respectively.
Value-added services and others
The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on October 1, 2019, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.
The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 605 and therefore there was no material changes.
In accordance with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. The Company also evaluates whether it is appropriate to record the gross amount of product sales. When the Company is a principal, that the Company obtains control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled to in exchange for the specified goods transferred. Revenues are recorded net of value-added taxes.
For the year ended September 30, 2020, the Group generated revenues from provision of value-added services. Value-added services and others primarily consist of fees received from the tenants from the Group’s provision of internet connection and utility services as part of the lease agreement.
The service fees from tenants are fixed in the agreements and is collected on a monthly basis. The Croup recognized on a monthly basis during the period of the lease term. The service fees are recognized on a gross basis as the Group is the primary obligor in provision of such services and has discretion in establishing transaction prices.
Pre-operation
expenses
The Group expenses certain costs incurred in connection with apartment pre-operation
activities, mainly including rental expenses and sourcing staff costs incurred before an apartment is ready for lease.

Selling and marketing expenses
Sales and marketing expenses consist primarily of online and offline marketing expenses, promotion expenses, staff costs of sales personnel and other related incidental expenses that are incurred indirectly to attract or retain tenants for the Group. Advertising expenses incurred were RMB35,270, RMB39,583 and RMB 10,773 for the years end September 30, 2018, 2019 and 2020, respectively.
Research and development expenses
Research and development expenses include payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and big data analysis to support the Group’s business operations.
Employee benefit expenses
As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB17,953, RMB20,051 and RMB 18,283 for the years ended September 30, 2018, 2019 and 2020, respectively.
PRC value-added taxes and related taxes
The Group is subject to value-added taxes at the rate of 6%, 9% and 13%
, education surtax and urban maintenance and construction tax, on the services provided in the PRC. Education surtax and urban maintenance and construction tax are primarily levied based on revenue at applicable rates and are recorded as a reduction of revenues.
Income taxes
Current income taxes are provided on the basis of profit before income tax for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the asset and liability method of accounting for income taxes.
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
In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. As of September 30, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.
Treasury shares
The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. For the year ended September 30, 2020, the Group repurchased 77,250,000 ordinary shares from certain major investors in the IPO, through cash payment
of RMB 248,859 and issuance of convertible notes of RMB 49,251 (equivalent to $7,232). As of September 30, 2020, the treasury shares account includes the 77,250,000 ordinary shares with total balance of RMB 298,110 at the IPO price of $17 per ADS.
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

The financial statements of the Group’s non PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive loss.
The financial records of the Group’s subsidiaries are maintained in local currencies, which are the functional currencies.
Convenience translation
The Group’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheet, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended September 30, 2020 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB
6.7896, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2020, or at any other rate.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and, account receivables and amounts due from related parties.
All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group management believes to be high credit quality. The Group conducts credit evaluations on its tenants and generally require deposits from tenants as collateral. The Group periodically evaluates the creditworthiness of the existing tenants in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Other risks
The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.
Coronavirus
(“COVID-19”)
Impact
The Company’s operations have been affected by the outbreak and spread of the coronavirus disease 2019
(COVID-19),
which in March 2020, was declared a pandemic by the World Health Organization. The
COVID-19
outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s businesses have been negatively impacted by the
COVID-19
coronavirus outbreak to a certain extent.
Due to the outbreak of
COVID-19,
in early February 2020, the Chinese government required the nationwide closure of many business activities in the PRC to prevent the spread of
COVID-19
and protect public health. During this period, the Company adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. During the year ended September 30, 2020, the
average month-end occupancy
rate
and the rental spread margin before discount for rental prepayments decreased as compared to fiscal year 2019 mainly due to the impact
of COVID-19
.
As of the filing date of the consolidated financial statements, the spread of
COVID-19
in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the local government. However, based on the assessment of current economic environment, customer demand and revenue trend, and the negative impact from
COVID-19
outbreak and spread, it appears that the Company’s revenue and operating cash flows may continue to underperform in the next 12 months. Further, a resurgence could further negatively affect both major business segments and impair their ability to regain pre-covid
operating levels . As such, the future impact of
COVID-19
is still highly uncertain and cannot be predicted as of the financial statement reporting date.
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
The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, short-term debt, rental installment loans, deposits from tenants, other current liabilities, long-term debt, convertible note, and contingent earn-out liabilities.
The following table summarizes the fair value of the Group’s financial liabilities that are accounted for at fair value on a recurring basis, by level within the fair value hierarchy, as of September 30, 2019 and 2020:

			Fair Value Measurements at Reporting Date Using
Years Ended September 30,	Description	Fair Value as of September 30 RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total Gain for the Year Ended September 30, RMB

2019	Contingent earn-out	97,417			97,417	42,404
2020	liabilities	—			—	97,417
The Group determines the fair value with the help from third party professional valuation specialists, and the assumptions used in estimating fair value require significant judgment. The use of different assumptions and judgments could result in a materially different estimate of fair value. Key inputs in determining the fair value of the contingent earn-out
liabilities include assumptions such as operating income, operating cost, number of new apartments acquired, probabilities of qualified IPO, etc., and changes in these assumptions would affect the number and value of future additional shares to be issued. Contingent earn-out
liabilities are classified in Level 3 of the valuation hierarchy. See Note 1
1
for contingent
earn-out
liabilities.
The following table presents the Group’s assets measured at fair value on a non-recurring
basis for the years ended September 30, 2018, 2019 and 2020:

			Fair Value Measurements at Reporting Date Using
Years Ended September 30,	Description	Fair Value as of September 30 RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total Loss for the Year Ended September 30, RMB

2018	Property and	103,399			103,399	50,614
2019	equipment	124,993			124,993	46,213
2020		93,635			93,635	313,354
2020	Apartment rental agreements	134,452			134,452	425,341
2020	Trademarks	86,900			86,900	108,071
Fair value of the property and equipment was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its property and equipment are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were

2
% and
11
% for the year ended September 30, 2018, and
4
% and
10
% for the year ended September 30, 2019, and
3
% and
11
% for the year ended September 30, 2020,

respectively.

As a result of reduced expectations of future cash flows from certain leased apartments, the Group determined that the property and equipment was not fully recoverable and consequently recorded impairment charges of
RMB50,614, RMB46,213 and RMB 313,354 for the years ended September 30, 2018, 2019 and 2020, respectively.
The Group acquired from Great Alliance Coliving Limited. and its affiliates (“Beautiful House”) certain assets, including approximately

72,000
apartment rental contracts and leasehold improvements attached to the apartments, and trademarks of Beautiful House. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, which are unobservable inputs that fall within Level 3 of the fair value hierarchy.

•
The apartment rental agreements with both landlords and tenants were valued using the multiperiod excess earnings method, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were negative 12.5% and 19%
, and

•
the trademarks were valued using the relief from royalty method, which incorporated certain assumptions including projected revenues contributed by trademarks, royalty savings and projected trends of operating results. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were negative 10% and 19%

As of September 30, 2020, the Group reviewed the fair value of the apartment rental agreements and trademarks based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its property and equipment are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were negative 12.5% and 11% for the year ended September 30, 2020. As a result of reduced expectations of future cash flows from certain leased apartments, the Group determined that neither apartment rental contracts nor trademarks were fully recoverable and consequently recorded impairment charges of RMB425,341 and RMB 108,071, respectively, for the year ended September 30, 2020.
The financial instruments primarily including cash and cash equivalents, restricted cash, account receivables, amounts due from related parties, account payables, amounts due to related parties, short-term debt, rental installment loans, deposits from tenants, other liabilities, are carried at cost which approximates their fair value due to the short-term nature of these instruments. The convertible note and long-term debt approximates their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.
Share-based compensation
The Group recognizes share-based compensation in the consolidated statements of comprehensive loss based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the completion of initial public offering (“IPO”) and has a continued employment provision for a period of time following the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, research and development expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended September 30, 2018, 2019 and 2020, the Group recognized share-based compensation expenses of RMB2,252, RMB8,173 and RMB 16,045, respectively, in the consolidated statements of comprehensive loss.
Losses per share
Basic losses per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.
The Group’s preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted
basis. Accordingly, the Group uses the
two-class
method of computing earnings per share. For the years ended September 30, 2018, 2019 and 2020, two-class
method was not applicable as the Group had a net loss while the preferred shares do not have contractual obligations to share in the losses of the Group.
Diluted loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential ordinary shares, including preferred shares, convertible notes, share options and warrants are excluded from the computation in income periods should their effects be anti-dilutive. The Group had convertible redeemable and non-redeemable
preferred shares, share options, convertible
notes
and warrants, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted loss per share, the effect of the convertible redeemable and non-redeemable
preferred shares, share options and warrants is computed using the two-class
method or the
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
Asset acquisition
Referring to FASB ASC Topic 805-10-55-5, the Company applied two steps (including step 1, screen test and step 2, evaluation of process and input) in evaluating whether the acquisition is an asset acquisition or a business combination.
The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions, any excess consideration transferred over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets.
Recent accounting pronouncements
In February 2016, the FASB issued ASU
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
In December 2019, the FASB issued ASU
No. 2019-12, Income
Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU
2019-12
is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU
2019-12
is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is 2022 fiscal year for the Company, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on its consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. An entity should apply the requirements of ASC 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company adopted the new guidance beginning on October 1, 2019. The adoption of this guidance did not have a material impact on our financial position, results of operations and cash flows.

-26

3.	OTHER CURRENT ASSETS

	As of September 30,
	2019	2020
Due from a rental service company (1)	43,786	52,410
Deductible input v alue added tax	93,008	35,660
Due from a service provider (2)	—	9,501
Others	9,765	4,232

Total	146,559	101,803

(1)
As of September 30, 2020 and 2019, the balance due from a rental service company represented the reimbursement renovation costs due from the rental service company. The Company started to cooperate with a rental service company to source and renovate apartments since August 2018. For certain identified newly sourced apartments, the rental service company reimburses the Company for costs incurred for the renovation. The Company then makes payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years.

(2)
Upon asset acquisition with Beautiful House (Note 8), the Group engaged a third party service provider to provide apartment operation services to the Group. To support the operation services, the Company made interest free loans to the service provider and the loans are repayable on demand.

4.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consist of the following:

	As of September 30,
	2019	2020
Cost:	1,914,041	725,834
Buildings	40,167	40,167
Leasehold improvements	1,308,310	449,637
Furniture, fixtures and equipment used in apartments	542,855	212,483
Vehicle	1,710	3,043
Office furniture, fixtures and equipment	20,999	20,504
Less: Accumulated depreciation	(551,154)	(217,582)
Less: Impairment	(208,328)	(223,284)
Construction in progress	30,752	73,054

Property and equipment, net	1,185,311	358,022

In December 2019, the Company acquired from a third party certain rental assets with fair value of RMB 22,540. The consideration was 7,662,060 shares of the Company’s Class A ordinary shares. As of September 30, 2020, the share consideration was not paid and was in the account of “additional paid-in capital”.
Depreciation expenses were RMB151,543, RMB214,192, and RMB187,092 for the years ended September 30, 2018, 2019 and 2020, respectively.

5.	INTANGIBLE ASSETS, NET
Intangible assets, net consist of the following:

	As of September 30,
	2019	2020
Cost:	2,275	832,223
Apartment rental contracts	—	634,977
Trademarks	—	194,971
Software	2,275	2,275
Less: Accumulated amortization	(1,027)	(76,688)
Less: Impairment	—	(533,412)

Intangible assets, net	1,248	222,123

Amortization expenses were RMB
178, RMB 178, and RMB 75,660 for the years ended September 30, 2018, 2019 and 2020, respectively.

The following table sets forth the Group’s amortization expenses for the five years since September 30, 2020:

Amortization expenses
Year ending September 30, 2021	60,880
Year ending September 30, 2022	46,343
Year ending September 30, 2023	36,079
Year ending September 30, 2024	24,150
Year ending September 30, 2025 and thereafter	54,671

222,123

6.	DEBT
The short-term and long-term debt as of September 30, 2019 and 2020 were as follows:

	As of September 30,
	2019	2020
Short-term debt:
Short-term bank borrowings (1)	65,000	176,752
Long-term bank borrowings, current portion (1)	150,653	159,721
Capital lease and other financing arrangement payable, current portion (2)	103,450	201,835
Other short-term payable (3)	—	223,828

Subtotal	319,103	762,136

Long-term debt:
Long-term bank borrowings, non-current portion (1)	102,473	196,682
Capital lease and other financing arrangement payable, non-current portion (2)	298,682	242,719
Other long term payable (3)	27,190	25,519
Subtotal	428,345	464,920

Total	747,448	1,227,056

(1)
Bank borrowings
On September 26, 2016, the Group entered into a three-year bank credit facility with Shanghai Huarui Bank (the “SHRB”) under which the Group can draw-down up to RMB300,000 by September 26,
2019
. The interest rate for this credit facility was determined on the draw-down date. The weighted average interest rate for borrowings drawn under such credit facility was 7.5%

and
7.5%
per annum for the years ended September 30, 2018 and 2019, respectively. The credit facility is collateralized by future cash flows generated by rental service revenue of certain rental units of the Group. The three-year revolving bank credit facility matured in September 2019. As of September 30, 2020, the Group had an outstanding balance of RMB 194,929, which was subject to an interest rate of 8.75% for the year ended September 30, 2020. In July and November 2020, SHRB extended due date of borrowing for the
principal of RMB 27,000 to January through March of 2022, and due date of borrowing for the
principal of RMB 132,000 to October 2021. In December 2020, the Company borrowed two new bank borrowing from SHRB with principal of RMB 25,929 and RMB8,998, respectively. The Company used the bank borrowings to repay the outstanding bank borrowings as of September 3
0
, 2020.
On September 26, 2020, the Group entered into an
18-month
 bank credit facility with SHRB under which the Group can draw-down up to RMB108,000 by March 26, 2021 to repay the rental instalment loans on behalf of tenants who early terminated the rented apartments (“departed tenants”) and for the daily operating expenditures. The interest rate for this credit facility was 8.5% per annum. As of September 30, 2020, the Group has drawn down RMB 50,000,
all of which is to be repaid within one year.
On April 30, 2020, the Group entered into an 18-month bank loan contract with SHRB under which the Group borrowed RMB
50,000 to repay the rental instalment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum.
As of September 30, 2020, the outstanding balance of the borrowing was RMB
50,000,
which is to be repaid in October 2021.
On May 28, 2020, the Group entered into an
18-month
bank loan contract with SHRB under which the Group borrowed RMB 50,000 to repay the rental instalment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum.
As of September 30, 2020, the outstanding of the borrowing was RMB
50,000,
which is to be repaid in November 2021.
On June 13, 2017, the Group entered into a
10-year
bank loan contract with China Merchants Bank under which the Group borrowed RMB17,210 to purchase buildings for administration office purposes. The loan was collateralized by the buildings purchased under this loan contract.

As of September 30, 2020, the net carrying value of the collateralized buildings was RMB 36,972.
The weighted average interest rate of the loan was 5.39% per annum for the years ended September 30, 2018, 2019 and 2020. As of September 30, 2020, the Group has drawn down RMB 11,473, of which RMB 1,721 is to be repaid within one year, RMB
9,752
to be repaid over one year.

In the first quarter of 2019, the Group obtained a three-year revolving bank credit facility with SHRB under which the Group can draw-down up to RMB2,000,000, of which RMB1,000,000 is for rental installment loans, by February 2022 with annual interest rate of 7.5%. As of September 30, 2020, excluding the rental installment loan facility, the Group did not draw down bank borrowings.

As of September 30, 2020, the tenants has drawn down rental instalment loans of RMB

58,923, and the Company recorded the amount in the account of “rental instalment loans”.
On June 27, 2019, the Group entered into a
six-month
bank revolving loan contract with China Construction Bank under which the Group can draw-down up to RMB650,000. The interest rate for this credit facility was determined on the draw-down date and the credit facility required the Company to make
 a
 deposit of US$105,000. The loan was repaid in October 2019.
(2)
Capital lease and other financing arrangement payable
Future minimum lease payments required under the capital lease arrangements are as follows:

September 30, 2020
2021	35,459
2022	20,029
2023	12,747
2024	10,473
2025	3,328
2026 and there after	—

82,036
Less payment amount allocated to interest	8,606

Present value of capital lease obligation	73,430

Current portion of capital lease obligation	35,459
Long-term portion of capital lease obligation	37,971

73,430

Future payments required under other financing arrangements for the next 5 years as of September 30, 2020 were
RMB

166,376, RMB

86,925, RMB

79,689
,
RMB

37,977 and RMB

157
, respectively.
(3) Other short and long term payable
Other long term payable mainly represents loans from certain third party entities with no fixed term at an annual interest rate of 5%. Other short term payable mainly represents loans from certain third party entities due within one year at an annual interest rate ranging between 5% and 6%.

7. OPERATING COSTS
Operating costs include all direct costs incurred in the operation of the leased properties.

	For the years ended September 30,
	2018	2019	2020
Rental cost	664,732	975,342	813,773
Depreciation expenses	145,768	207,814	256,056
Personnel cost	21,092	23,698	77,392
Cost for value-added services and others	66,367	98,138	56,194

Total	897,959	1,304,992	1,203,415

8. ASSET ACQUISITION
On July 22, 2020, the Company entered into a series of asset purchase agreements with Great Alliance Coliving Limited. and its affiliates (“Beautiful House”) to acquire assets, including approximately
 72,000
 apartment rental contracts
 with
leasehold improvements attached to
it
, and trademarks of Beautiful House. In addition, the Company also assumed liabilities of RMB
 349,665 associated with acquired assets
.
The consideration was comprised of cash
of
$29,000 (approximately RMB 205,306) and

128,589,392
shares of the Company’s Class A
 ordinary shares with total value of $42,673 (approximately RMB 289,733)
,
reflecting
 discount for lack of marketability.

The number of shares to be issued is determined based on the total share consideration amount agreed and average closing price of the Company’s ADS of 90 days prior to the execution of the asset purchase agreements. The shares are payable in three instalments of 30%, 40% and 30% with lockup periods expiring on June 30, 2021, 2022 and 2023, respectively.
 A
s
 of September 30, 2020, the Company made a cash payment of $5,800
 (equivalent of RMB
39,498
)
. There were
no
material direct transaction costs related to the transaction. The remaining

cash consideration payable of $
23,200
(equivalent of RMB 165,808)

and share consideration of RMB
289,733
were recorded in the account of “
Payable for asset acquisition
” and “additional
paid-in
capital”, respectively.
The Company accounted for the acquisition as an asset acquisition because the Company did not acquire substantive process from Beautiful House.
The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, including contract value of apartment rental agreements and estimates made by management. The apartment rental agreements with both landlords and tenants were valued using the multiperiod excess earnings method and the trademarks were valued using the relief from royalty method. The fair value of apartment rental agreements and trademarks was RMB 289,591 and RMB 86,900, respectively.
The total consideration of RMB 495,039, after deducting the liabilities of RMB 349,665 assumed in the asset acquisition, was allocated to identified assets on the basis of their relative fair value.The allocation is as follows:

RMB
Apartment rental agreements	649,733
Trademarks	194,971
Liabilities assumed by the Compan y	(349,665)

495,039

9. CONVERTIBLE NOTE, NET
To finance the asset acquisition with Beautiful House (Note 8), the Company has executed a convertible note and warrant purchase agreement dated July 22, 2020 (the “Purchase Agreements”) with one investor which is controlled by one prin
cipal
shareholder of the Group (Note 16) and one third party investor under which the investors may subscribe at par for up to

$100,000

in aggregate principal amount of the Company’s four-year convertible notes (the “Notes”) and five-year warrants to subscribe to a certain number of the
ADSs. On July 29, 2020, the Company closed the first issuance of the Notes
 (“July Notes”)
of $14,009
(approximately RMB 95,403)

(“Series 1 Note
s
”) and $16,041
 (approximately RMB 109,241)
(“Series 2 Note”). The maturity date of the July Notes shall be July 29, 2024.

On September 25, 2020, the Company closed the second issuance of Notes

(“September Notes”)
of $356

(approximately RMB 2,424)
(“Series 1 Note”) and $844

 (approximately RMB 5,748)
(“Series 2 Note”) with
these notes maturing
on September 25, 2024.

Series 1 Note bears interest of 7.5% per annum payable in cash annually and another 7.5% per annum payable in cash on the maturity date. Series 2 Note bears interest of 3.5% per annum payable in cash annually and another 13.5% per annum payable in cash on the maturity date. In the event of a Fundamental Change, as defined in the Purchase Agreement, the interest rate increases to 25% per annum and the holders of the Notes can require the Company to redeem the outstanding principal and interest for cash.
Each of the holders of the Notes at any time on or after the 41st day after the issuance date of the Notes and prior to the maturity date, at its option, may convert in whole but not in part the entire outstanding principal amount and the accrued and unpaid interest into ADSs. The conversion price is as follows:

(1)	$11.2508 per ADS for the July Notes and $10.1003 per ADS for September Notes, or

(2)
if the Company completes an ADS
offering
of at least $
50,000
within eighteen (18) months after the issuance date of this Note, eighty percent (80)% of the issue price per ADS in such offering, such adjusted conversion price shall be effective on the day immediately succeeding the closing date of the ADS offering.

The conversion price is subject to adjustment in the event of a Make Whole Fundamental Change, as defined in the Purchase Agreement.
The Company may at its option, upon the delivery of a mandatory conversion notice to the holders of the Notes (the “Mandatory Conversion Notice”, and such date of delivery, the “Mandatory Conversion Date”), require the holders of the Notes to convert all the outstanding principal amount and all the accrued but unpaid share interest as of the Mandatory Conversion Date into the ADSs, in the event
that: (i) the reported sales price of the ADS of the Company is no less than $22.00 per ADS, subject to adjustment in the event of fundamental change, as defined
,
for more than sixty (60) consecutive trading days and (ii) the average daily trading volume during such sixty (60) consecutive trading days is more than $15,000 per trading day.
In addition, the Company issued to the holder of the Notes, warrants to purchase ADSs equal to 4% of the principal balance on the date of issuance and 4%, 6%, 7% and 8% of the principal amount of the Notes outstanding as of such anniversary dates. Each of the warrants expire five years after its respective issue date and has an exercise price equivalent to 110% of the volume weighted average price (“VWAP”) of the ADSs over the 60 trading days preceding the date of issuance of each warrant, subject to certain adjustments upon the occurrence of certain dilutive events.
The proceeds from issuance of the Notes were allocated to the relative fair values of the Notes and warrants.

The Company estimated fair value of July Notes and September Notes were RMB
143,618
and RMB
4,747
, respectively, using discount cash flow model, which took into consideration the term yields ranging between
25.31
% and
25.56
%.
The Company estimated fair value of the warrants issued at RMB 4,630 and RMB 102, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”. The Company allocated proceeds totaling RMB 6,564 to the warrants which was recorded as an additional paid-in capital.
The key assumption used in estimates are as follows:

	July 29, 2020	September 25, 2020
Terms of warrants	60 months	60 months
Exercise price	11.4618	10.2214
Risk free rate of interest	22.552%	22.609%
Dividend yield	0.00%	0.00%
Annualized volatility of underlying stock	40.0%	39.0%
The discounts of RMB 6,394 and RMB 170 on July Note and September Note, respectively, will be amortized over four years as additional interest expense. For the year ended
September
3
0
, 2020, the Company accrued accretion of interest expenses of RMB
 214.
A summary of warrants activity for the year ended September 30, 2020 was as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of September 30, 2019	—
Grants of Warrants on July 2 9 , 2020	104,871	5 years	July 29, 2025
Grants of Warrants on September 25, 2020	4,696	5 years	September 25, 2025

Balance of warrants outstanding as of September 30, 2020	109,567	4.84 years

The warrants are subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions, but not as a result of future securities offerings at lower prices. The warrant
s
did not meet the definition of liabilities or derivatives, and as such they are classified as an equity.
10
. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of September 30,
	2019	2020
Due to a rental service company (1)	—	182,542
Tenant deposits	12,715	83,682
Payable to a constructor for leasehold improvements	—	53,623
Other tax payable	41,577	51,832
Accrued utilities	94	22,513
Interest payable	4,333	13,435
Accrued payroll and welfare	10,467	10,451
Operation service payable	—	6,602
Deferred rent	28,415	2,503
Others	1,691	16,235

Total	99,292	443,418

(1)
As of September 30, 2020, the balance of due to a rental service company primarily represented the rental deposits and prepaid rental fee collected from tenants. The rental deposits and prepaid rental fee belonged to the rental service company, for which the Group provided apartment operation services since April 2020.

1
1
. PREFERRED
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
All the Preferred Shares have converted to ordinary shares upon IPO on November 7, 2019. As of September 30, 2020, the Company had no outstanding preferred shares.
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
Redemption rights

•	Series B convertible redeemable preferred shares
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

•	Series C/C-1/C-2 convertible redeemable preferred shares
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
The Group believed that it was not probable EBITDA targets will be satisfied. The EBITDA feature was recorded separately as a contingent earn-out
liability at fair value in the consolidated balance sheets as it met the definition of a freestanding financial instrument liability under ASC 480. At initial measurement, the Group allocated the proceeds from the issuance of Series C, Series
C-1
and Series
C-2
convertible redeemable preferred shares to the fair value of contingent earn-out
liabilities, with the remaining being allocated to Series C, Series
C-1
and Series
C-2
convertible redeemable preferred shares. The contingent
earn-out
liabilities is
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
The following is the roll forward of the carrying amounts of mezzanine equity for the years ended September 30, 2018, 2019 and 2020, respectively:

RMB
Balance as of September 30, 2017	368,546
Issuance of Series C-1 convertible redeemable preferred shares to investors	139,952
Accretion on Series B convertible redeemable preferred shares to redemption value	43,818
Accretion on Series C convertible redeemable preferred shares to redemption value	29,038
Accretion on Series C-1 convertible redeemable preferred shares to redemption value	62,689

Balance as of September 30, 2018	644,043
Issuance of Series C-2 convertible redeemable preferred shares to investors	474,053
Accretion on Series B convertible redeemable preferred shares to redemption value	111,041
Accretion on Series C convertible redeemable preferred shares to redemption value	36,952
Accretion on Series C-1 convertible redeemable preferred shares to redemption value	33,681
Accretion on Series C-2 convertible redeemable preferred shares to redemption value	125,715

Balance as of September 30, 2019	1,425,485
Exercise of conversion of Series B convertible redeemable preferred shares	(316,765)
Exercise of conversion of Series C convertible redeemable preferred shares	(272,633)
Exercise of conversion of Series C-1 convertible redeemable preferred shares	(236,320)
Exercise of conversion of Series C-2 convertible redeemable preferred shares	(599,767)

Balance as of September 30, 2020	—

The following is the roll-forward of the carrying amounts of the contingent earn-out
liability for the years ended September 30, 2019 and 2020, respectively:

RMB
Balance as of September 30, 2017	44,856
Increase in accordance with Series C-1 convertible redeemable preferred shares issuance	45,180
Fair value change included in earnings	(6,164)

Balance as of September 30, 2018	83,872
Increase in accordance with Series C-2 convertible redeemable preferred shares issuance	55,949
Fair value change included in earnings	(42,404)

Balance as of September 30, 2019	97,417
Fair value change included in earnings	(97,417)

Fair value change included in earnings	—

1
2
. SHARE-BASED COMPENSATION
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
All the share information disclosed in this section refers to the shares of the Group the grantees are entitled through Yijia Inc. shares. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offset to additional paid-in
capital. Given the shares owned by Yijia Inc. for the purpose of the incentive program are existing and outstanding shares of the Group, the options do not have any dilution effect on the loss per share (see Note 1
3
).
Stock Option A
On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, the Group granted an aggregate number of 26.86 million share options to certain management, employees and non-employees
of the Group. Under the plan, the exercise price was US$0.31 (RMB2.00) per share and vests 50% on the first and second anniversary after the IPO date. All grantees were restricted from transferring more than 25%
of their total exercised ordinary shares each year after the exercise date. Given the vesting was contingent on the IPO and vested on the first and second anniversary after the IPO date, no
share-based compensation expense is recognized until the date of IPO. As of September 30, 2020, no
share options were vested or exercised.
As of September 30, 2020, the number of outstanding options is 10,600,000, which was equal to the number of option expected to be vested. Because the exercise price is out of money, the weighted average intrinsic value of the outstanding options and the options expected to vest was RMB nil.
Stock Option B
On July 31, 2017, the Group granted 43.14 million share options to management and employees of the Group. The options vested immediately upon the grant date and the exercise price were US$0.31 (RMB2.00) per share. All grantees were restricted from transferring its exercised
ordinary shares during certain periods subsequent to the IPO date (the
“lock-up
period”). If the grantee resigned from the Group before the IPO or during the lock-up
period, the Group has the right to repurchase the share options or ordinary shares at the exercise price. The Group believes that the repurchase feature is effectively to require the employee to remain throughout the requisite period in order to receive any economic benefit from the award. As such, the repurchase feature functions as a vesting condition that is contingent on the IPO
,

no share-based

c
ompensation expense is recognized until the date of IPO.

As of September
30
,
2020
, the Company had
31,150,000
share options outstanding,
 vested and exercisable
.

Because the exercise price is out of money, the weighted average intrinsic value of these share options were RMB nil
.

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
The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	April 2016		October 2016		July 2017
Risk-free rate of return		3.18%		3.18%		3.21%
Contractual life of option		10 years		10 years		8.4 years
Estimated volatility rate		37%		37%		35%
Expected dividend yield		0%		0%		0%
Fair value of underlying ordinary shares	US$	0.03	US$	0.04	US$	0.05
A summary of option activity during the year ended September 30, 2018, 2019 and 2020 is presented below
:

	Number of Options	Exercise Price RMB	Remaining Contractual Life
Outstanding, as of September 30, 2017	70,000,000	2	8.73
Granted	—	—	—
Forfeited	—	—	—

Outstanding, as of September 30, 2018	70,000,000	2	7.73
Granted	—	—	—
Forfeited	(1,780,000)	2	7.73

Outstanding, as of September 30, 2019	68,220,000	2	6.74
Granted	—	—	—
Exercised	—	—	—
Forfeited	(26,470,000)	2	6.74

Outstanding, as of September 30, 2020	41,750,000	2	6.10

Vested or expected to vest as of September 30, 2020	41,750,000	2	6.10

The Group recognized the compensation cost for the stock options on a straight line basis over the requisite service periods.
Given the vesting was contingent on the IPO, no share-based compensation expense is recognized until the date of the IPO. For the years ended September 30, 2018, 2019 and 2020, the Group recorded compensation expenses of RMB nil, RMB nil and RMB 16,045 in connection with the above stock options.
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
Under such arrangement, the Group recorded 2.6 million, 2.6 million, 2.8 million, 2.8 million and 2.6 million RSU at the measurement date fair value per share
of US$0.05, US$0.06, US$0.10, US$0.20 and US$0.25 on March 16, 2017, November 12, 2017, April 1, 2018, December 1, 2018 and April 1, 2019, respectively. In July 2019, the Group repurchased total 5.19 million RSUs.

The fair value of RSU was determined by reference to the fair value of ordinary shares of the Group and was appraised by an independent valuation firm.
The total expenses recognized in the consolidated statements of comprehensive loss for the aforementioned RSUs granted were RMB 2,252, RMB 8,173 and RMB nil, respectively for the years ended September 30, 2018, 2019 and 2020, respectively.
13. LOSSES PER SHARE
The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	For the years ended September 30,
	2018	2019	2020
Numerator:
Net loss attributable to Q&K International Group Limited	(499,859)	(498,242)	(1,533,592)
Deemed dividend	(135,545)	(307,389)	—

Net loss attributable to ordinary shareholders—basic and diluted	(635,404)	(805,631)	(1,533,592)
Denominator:
Weighted average ordinary shares outstanding—basic and diluted	409,403,915	430,450,490	1,351,127,462
Net loss per share—basic and diluted	(1.55)	(1.87)	(1.14)
For the years ended September 30, 2018, 2019 and 2020, respectively, potential ordinary shares from assumed conversion of 639,049,510, 912,410,360 and 0 preferred shares and 0, 0, and 2,789,720 convertible notes as well as 70,000,000, 68,220,000 and 41,750,000 options and 0, 0 and 109,567 warrants to purchase the Company’s ordinary shares have not been reflected in the calculation of diluted net loss per share as their inclusion would have been anti-dilutive.
1
4
.
INCOME
TAXES
Cayman Islands
Under the current laws of the Cayman Islands, the Company, Q&K International Group Limited is not subject to tax on income or capital gain.
BVI Islands
Under the current laws of the British Virgin Islands (“BVI”), the Company, QK365.com Inc. incorporated in BVI is not subject to tax on income or capital gain.
Hong Kong
QingKe (China) Limited is subject to Hong Kong profit tax. The applicable tax rate for the first Hong Kong dollar (“HKD$”) $2,000 of assessable profits is 8.25% and assessable profits above HKD$2,000 will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.
United States of America
The Group’s subsidiary in the U.S. is registered in the state of Delaware and is subject to a flat U.S. federal corporate income tax rate of 21% and state income tax rate of 8.7% respectively.
PRC
Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Tax expense is comprised of the following:

	For the years ended September 30,
	2018	2019	2020
Current tax	2,393	63	13
Deferred tax	—	—	—

Total	2,393	63	13

A reconciliation between the effective income tax rate and the PRC statutory income tax rate are as follows:

	For the years ended September 30,
	2018	2019	2020
PRC statutory tax rate	25%	25%	25%
Effect of different tax rates of group entities operating in other jurisdictions and preferential tax rates of group entities	—	—	0.5%
Tax effect of other expenses that are not deductible in determining taxable profit	(1.2%)	(2.4%)	(0.3%)
Tax effect of loss on disposal of long-term assets	—	—	(7.6%)
Effect of change in valuation allowance	(24.3%)	(22.6%)	(17.6%)

Effective tax rate	(0.5%)	(0.0%)	(0.0%)

The principal components of the Group’s deferred income tax assets as of September 30, 2019 and 2020 are as follows:

	As of September 30,
	2019	2020
Deferred tax assets:
Net losses carryforward	166,302	268,477
Impairment loss on long-term assets	—	263,774
Other accrued expenses	160,075	21,322
Deferred rent	—	53,757
Advertising expenses	12,587	12,592
Valuation allowance	(338,964)	(619,922)

Total deferred tax assets	—	—

Movement of the valuation allowance is as follows:

Balance as of September 30, 2017	112,256
Addition	120,935
Write off	—

Balance as of September 30, 2018	233,191
Addition	105,773
Write off	—

Balance as of September 30, 2019	338,964
Addition	280,958
Write off	—

Balance as of September 30, 2020	619,922

As of
September 30, 2018, 2019 and 2020, respectively, valuation allowance of RMB233,191, RMB338,964 and RMB

619,922

were provided, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.
As of September 30, 2020, the Group had tax loss carryforwards of RMB 1,080,172 which will expire between 2021 and 2025 if not used.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2015 through 2020 on non-transfer
pricing matters, and from 2010 through 2020 on transfer pricing matters.
In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of September 30, 2019 and 2020.
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
Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIE that are available for distribution was not material as of September 30, 2019 and 2020.
1
5
. STATUTORY RESERVES AND NET RESTRICTED ASSETS
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

Amounts restricted including paid-in capital and statutory reserve funds as determined pursuant to PRC Laws were RMB1,332,226 and RMB 930,525 as of September 30, 2019 and 2020 respectively.

1
6
. RELATED PARTY TRANSACTIONS AND BALANCES
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

Related Party	Relationship with the Group
Shanghai Yijia Chuangye Investment Center LLP (“Yijia Chuangye”)	An entity controlled by Mr. Jin Guangjie (“Founder and CEO of the Group”)
Shanghai Laiguan Property Management Co., Ltd. (“Laiguan”)	An entity controlled by certain shareholders of the Group
Shanghai Ziniu Property Management Co., Ltd. (“Ziniu Property”)	An entity controlled by certain shareholders of the Group
Shanghai Q&K Fashion Life Co., Ltd. (“Q&K Fashion”)	An entity controlled by Founder and CEO of the Group
Shanghai Qingke Robot Technology Co., Ltd. (“Robot”) (i)	An affiliate of Founder and CEO of the Group
Shanghai Yijia Property Management Co., Ltd. (“Yijia Property”)	An entity controlled by certain shareholders of the Group
Shanghai Xulong Trading Co., Ltd. (“Xulong”) (ii)	An entity controlled by the parents of Founder and CEO of the Group
Shanghai Youzhen Information Technology Co., Ltd. (“Youzhen”)	An entity controlled by the parents of Founder and CEO of the Group
Shanghai Qingji Property Management Co., Ltd. (“Qingji”)	An entity controlled by certain shareholders of the Group
Key Space(S) Ptd. Ltd. (“Key Space”)	An entity controlled by certain shareholder of the Group

(i)	Robot ceased to be a related party of the Group in April 2019.
(ii)	Xulong ceased to be a related party of the Group in March 2019.
The Group entered into the following transactions with its related parties:
For the years ended September 30, 2018, 2019 and 2020, services provided by the related parties were RMB210,963, RMB139,026 and RMB 47,464, respectively
:

	For the years ended September 30,
	2018	2019	2020
Purchases of property and equipment from Xulong.	77,676	12,205	—
Labor outsourcing service expense to Laiguan	48,861	43,003	25,059
Labor outsourcing service expense to Qingji.	19,258	41,180	22,405
Value-added service cost to Robot	42,352	28,336	—
Storage and logistic service expense to Xulong	14298	4,582	—
Marketing service expense to Xulong.	8,364	9,720	—
Research and development expense to Robot	154	—	—

Total	210,963	139,026	47,464

As stated in Note 9, in July and September 2020, the Group issued convertible notes in exchange f
or
cash of $22,818 (RMB 155,393) and $1,200 (RMB 8,172), respectively, to Key Space. Among the July Note of $22,818, $6,777 and $16,041 are subject to interest rate of 15% per annum and 17% per annum respectively. Among the September Note of $1,200, $356 and $844 are subject to interest rate of 15% per annum and 17% per annum respectively. For the year ended September 30, 2020, the Group accrued interest expenses of RMB 4,365 on the convertible notes.

As of September 30, 2019 and 2020, amounts due from related parties were RMB5,587 and RMB168, respectively, and details are as follows:

	As of September 30,
	2019	2020
Yijia Chuangye (i)	4,400	—
Laiguan	1,024	—
Youzhen.	125	125
Others	38	43

Total	5,587	168

(i)
Represents related party loans to Yijia Chuangye, which were interest free and payable on demand. During the year ended September 30, 2020, the Company fully collected the balance from the related party as well as the balance due from Laiguan.

As of September 30, 2019 and 2020, amounts due to related parties were RMB 3,121 and RMB 6,594, respectively, and details are as follows:

	As of September 30,
	2019	2020
Yijia Property.	2,366	4,156
Qingji	743	1,539
Laiguan	—	882
Others	12	17

Total	3,121	6,594

1
7
. COMMITMENTS AND CONTINGENCIES
(a) Operating lease commitments
The Group has entered into lease agreements for properties which it operates. Such leases are classified as operating leases. Future minimum lease payments under non-cancellable
operating lease agreements at September 30, 2020 were as follows:

For the years ending September 30 ,
2021	1,028,730
2022	909,053
2023	782,914
2024	651,316
2025	539,349
Thereafter	846,837

Total	4,758,199

(b) Purchase Commitments
As of September 30, 2020, the Group’s did not have commitments related to leasehold improvements and installation of equipment.
(c) Contingencies
During the year ended September 30, 2020, the Group, via short message notification, early terminated certain apartment rental agreements with landlords. The Group estimated the contingent compensation expenses due to landlords as follows:

•
Certain landlords had disputes on the early termination and entered into legal proceedings against the Group for compensation aggregating RMB
5
,
211
. The Company estimated it exposed to the compensation of RMB 5,211 and recorded the contingent liability in the account of “accrued expenses and other current liabilities”.

•
Certain landlords had disputes but did not enter into legal proceedings against the Company. These landlords had rights to file legal proceedings against the Group within 3 years from the short message notification, for a maximum compensation of RMB 51,924, which is three times of the rental agreement value. However the Group estimated the likelihood of the legal proceeding as reasonably possible though these
 landlords has not initiated legal proceedings as of the
report date. In addition, the compensation amount will be negotiated with each individual landlord, the amount of compensation cannot be reasonably estimated as of the date of report date. As of September 30, 2020, the Group did not accrue the contingent liability in the balance sheet.

•
Certain landlords did not reply to the Group’s short message within three months, which legally implied that they agreed with the termination, and the Group is not obliged to compensation for these landlords.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Except for the above mentioned contingencies, the Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.
1
8
. SUBSEQUENT EVENTS
In October and December 2020, the Company issued the
two instalment
s
of Notes to

K
ey
S
pace
,
and raised proceeds of $7,120 (RMB 48,342) and $3,710 (RMB 25,189)
,

respectively.
In November 2020, the Company entered into one bank borrowing extension agreement with SHRB, pursuant to which the bank extended due date of one borrowing with the principal of RMB 132,000 to
October

1
.
In December 2020, the Company entered into two new bank borrowing agreements with SHRB, pursuant to which the Company borrowed RMB 25,929 and RMB8,998, respectively. The Company used the bank borrowings to repay the outstanding bank borrowings.
The Group evaluated subsequent events through February 16, 2021, the date on which these financial statements were issued, and the management determined that other than those that have been disclosed in the consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the consolidated financial statements.
1
9
. CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY
Pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, condensed financial information is required as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in deficit as such financial information is the same as the consolidated statements of changes in shareholders’ deficit.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and consolidated VIEs. For the parent company, the Company records its investments in subsidiaries and consolidated VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investments in subsidiaries and consolidated VIE and VIE’s subsidiaries’’ and the subsidiaries and consolidated VIEs’ losses as ‘‘Equity in losses of subsidiaries and consolidated VIE and VIE’s subsidiaries’’ on the Condensed Statements of Comprehensive Loss. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, the losses of subsidiaries and consolidated VIEs regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
For the years ended September 30, 2018, 2019 and 2020, there were no
 m
aterial contingencies, significant provisions of long-term obligations, guarantees of the Company.
Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended September 30, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB 6.7896, as set forth in H.10 statistical release of the Federal Reserve Board on September 30, 2020. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on September 30, 2020, or at any other rate.
PARENT COMPANY
CONDENSED BALANCE SHEETS
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	As of September 30,
	2019	2020
	RMB	RMB	USD
Assets
Cash and cash equivalents	101,157	6,015	886
Other receivables, deposits and other assets	1	—	—
Amounts due from subsidiaries and consolidated VIE and VIE’s subsidiaries	522,124	—	—

Total assets	623,282	6,015	886

Liabilities
Short-term borrowings	—	221,328	32,598
Accrued expenses and other current liabilities	—	13,126	1,933
Contingent earn-out liabilities	97,417	—	—
Convertible notes	—	206,251	30,377
Deficit of investments in subsidiaries and consolidated VIE and VIE’s subsidiaries	1,346,408	—	—
Amounts due to subsidiaries and consolidated VIE and VIE’s subsidiaries	—	1,569,388	231,146

Total liabilities	1,443,825	2,010,093	296,054

Series B convertible redeemable preferred shares (US$0.00001 par value, 160,000,000 shares authorized, issued and outstanding; liquidation value of RMB233,350 and RMB nil as of September 30, 2019 and 2020, respectively)	316,765	—	—
Series C convertible redeemable preferred shares (US$0.00001 par value, 120,000,000 shares authorized, issued and outstanding; liquidation value of RMB287,231 and RMB nil as of September 30, 2019 and 2020, respectively)	272,633	—	—
Series C-1 convertible redeemable preferred shares (US$0.00001 par value, 103,500,000 shares authorized, issued and outstanding; liquidation value of RMB255,213 and RMB nil as of September 30, 2019 and 2020, respectively)	236,320	—	—
Series C-2 convertible redeemable preferred shares (US$0.00001 par value, 273,360,850 shares authorized, issued and outstanding; liquidation value of RMB595,962 and RMB nil as of September 30, 2019 and 2020 , respectively )	599,767	—	—

Total mezzanine equity	1,425,485	—	—

Shareholders’ deficit:
Ordinary shares	27	92	14
Series A non-redeemable preferred shares	35,777	—	—
Treasury stock		(298,110)	(43,907)
Additional paid-in capital	—	2,085,099	307,102
Accumulated deficits	(2,275,924)	(3,809,516)	(561,081)
Accumulated other comprehensive (loss) income	(5,908)	18,357	2,704

Total shareholders’ deficit	(2,246,028)	(2,004,078)	(295,168)

Total liabilities, mezzanine equity and shareholders’ deficit	623,282	6,015	886

PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(Renminbi in thousands, unless otherwise stated)

	For the Years Ended September 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Selling, general and administrative expenses	(5,247)	(15,888)	(37,557)	(5,530)
Interest income (expenses)	2,096	1,761	(42,507)	(6,260)
Fair value change of contingent earn-out liabilities	6,164	42,404	97,417	14,348

Income before equity in losses of subsidiaries and consolidated VIEs and VIE’s subsidiaries	3,013	28,277	17,353	2,558
Equity in losses of subsidiaries and consolidated VIE and VIE’s subsidiaries	(502,935)	(526,614)	(1,550,994)	(228,439)

Net loss	(499,922)	(498,337)	(1,533,641)	(225,881)
Foreign currency translation adjustments	4,551	(7,621)	24,265	3,574
Deemed dividend	(135,547)	(307,389)	—	—

Comprehensive loss	(630,918)	(813,347)	(1,509,376)	(222,307)

CONDENSED STATEMENTS OF CASH FLOWS
(Renminbi in thousands, unless otherwise stated)

	For the Years Ended September 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Net cash used in operating activities	(3,805)	(20,149)	(17,452)	(2,570)
Net cash used in investing activities	(341,213)	(460,663)	(478,685)	(70,503)
Net cash provided by financing activities	185,133	530,002	401,227	60,987
Effect of exchange rate changes	3,455	2,087	(232)	(1,180)

Net (decrease) increase in cash and cash equivalents	(156,430)	51,277	(95,142)	(13,266)
Cash and cash equivalents and restricted cash at the beginning of the year	206,310	49,880	101,157	14,152

Cash and cash equivalents and restricted cash at the end of the year	49,880	101,157	6,015	886