Form 20-F
period 2021-09-30
Q&K INTERNATIONAL GROUP Ltd
filed 2022-02-15
CIK 1769256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period fromto

Commission file number: 001-39111

Q&K International Group Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Suite 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People’s Republic of China
(Address of principal executive offices)

Chengcai Qu, Chief Executive Officer
Phone: +86-21-6422-8532
Email: ccqu@qk365.com
Suite 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing thirty (30) Class A ordinary shares, par value US$0.00001 per share) Class A ordinary shares, par value US$0.00001 per share*	QK	NASDAQ Global Market

* Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

As of September 30, 2021, there were 1,647,386,700 ordinary shares outstanding, consisting of 1,466,997,151 Class A ordinary shares and 180,389,549 Class B ordinary shares, all with a par value of US$0.00001 per share.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act. ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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
•

“straight-lined rental” refer to the rental a rental operator pays to a landlord after adjustment to record rent holidays/rent free period and rent escalation clauses on a straight line basis over the term of the lease with the landlord;

•	“tier 1 cities” refer to Beijing, Shanghai, Guangzhou and Shenzhen;
•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and
•	“VIE” refers to Shanghai Qingke E-commerce Co., Ltd, and its subsidiaries, as the context requires;
•

“we,” “us,” “our company” and “our” refer to Q&K International Group Limited and its subsidiaries, except in the context of describing the consolidated financial information, also include the VIE and its subsidiaries.

•	“WFOE” refers to Shanghai Qingke Investment Consulting Co., Ltd.;

Unless otherwise indicated, the number of our tenants, tenant renewal rate, average lease term of our tenants, and our other operating data in this annual report do not take into account tenants who choose not to stay in our apartments after the first week of their leases. To encourage prospective tenants to try out our apartments, we have put in place a policy to allow a new tenant to cancel a lease within three days from the move-in date, and we will return all rental, deposits and fees penalty free. If a new tenant cancels the lease on the fourth to the seventh day, we will return all unused rental, deposit and fees penalty free. In FY 2021, approximately 3.7% of our leases with tenants were terminated during the first week of their leases.

Our fiscal year-end is September 30. “FY 2019” refers to our fiscal year ended September 30, 2019, “FY 2020” refers to our fiscal year ended September 30, 2020, and “FY 2021” refers to our fiscal year ended September 30, 2021.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.4434 to US$1.00, the noon buying rate on September 30, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On February 4, 2022, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.3610 to US$1.00.

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

•	health epidemics, pandemics and similar outbreaks, including COVID-19;
•	competition in the apartment rental industry;
•	our future business development, financial condition and results of operations;
•	our expectations regarding demand for and market acceptance of our apartments and services;
•	our ability to attract and retain tenants and landlords, including tenants and landlords from our acquired lease contracts;
•	our ability to control the quality of operations, including the operation of our rental apartments managed by our own apartment managers or by third-party contractors;
•	our ability to integrate strategic investments, acquisitions and new business initiatives; and
•	our relationship with financial institution partners and third party product and service providers.

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

PART I

Risks Associated with Being Based in or Having the Majority of the Operations in China

We are exposed to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. We are subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. We may also be subject to sanctions imposed by PRC regulatory agencies, including CSRC, if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.

The PRC government may exert, at any time, substantial intervention and influence over the manner our operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection.

In December 2021, the Cyberspace Administration of China (the “CAC”) promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office (“CRO”), in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. The amended Measures of Cybersecurity Review will take effect on February 15, 2022. In August 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China the personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Moreover, pursuant to the Personal Information Protection Law, persons who seriously violate this law may be fined for up to RMB50 million or 5% of annual revenues generated in the prior year and may also be ordered to suspend any related activity by competent authorities.

In November 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under laws such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme, under which data is largely classified into three categories: general data, important data and core data. Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. When the amended Measures of Cybersecurity Review take effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel, JunHe LLP, do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date of this annual report, we have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our business.

On July 6, 2021, the relevant PRC governmental authorities publicated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we and our PRC legal counsel, JunHe LLP, are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. As advised by our PRC legal counsel, the Draft Overseas Listing Regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes, and thus their interpretation and implementation remain substantially uncertain. It is uncertain whether the Draft Overseas Listing Regulations apply to the follow-on offerings or other offerings of the Chinese companies that have been listed overseas. We cannot predict the impact of the Draft Overseas Listing Regulations on us at this stage.

As there are still uncertainties regarding these new laws and regulations as well as the amendment, interpretation and implementation of the existing laws and regulations related to cybersecurity and data protection, We cannot assure you that we will be able to comply with these laws and regulations in all respects. The regulatory authorities may deem our activities or services non-compliant and therefore require us to suspend or terminate its business. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Doing Business in China” for more details.

Risks Associated with Our Corporate Structure

Q&K International Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries. Investors in our securities have purchased securities of a holding company incorporated in the Cayman Islands.

On October 26, 2021, we transferred all of our equity interest in the Shanghai Qingke Investment Consulting Co., Ltd., or the WFOE, to Wangxiancai Limited, which is beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party, for nominal consideration (the “Equity Transfer”). The WFOE had a series of contractual arrangements with Shanghai Qingke E-commerce Co., Ltd, or the VIE, through which we carried out certain rental apartment operation business prior to the Equity Transfer. As a result of the Equity Transfer, we no longer conduct any operation through a variable interest entity. See “Item 4. Information on the Company—A. History and Development of the Company” for more details.

As of the date of this annual report, our subsidiaries have conducted operations in China and Q&K International Group Limited, our holding company, has not conducted operations. As of the date of the Equity Transfer, the VIE had conducted operations in China. The VIE is consolidated for accounting purposes for FY 2021, but is not an entity in which we owned equity.

In this annual report, “we,” “us,” “our company” and “our” refer to Q&K International Group Limited and its subsidiaries, except in the context of describing the consolidated financial information, also include the VIE and its subsidiaries.

How Cash Is Transferred through Our Organization

The following table presents the cash flows among Q&K International Group Limited (the “Company”), its subsidiaries and the consolidated VIE in FY 2019, FY 2020 and FY 2021.

	FY 2019	FY 2020	FY 2021
	RMB	RMB	RMB
	(in thousands)
The Company transferred to the VIE	53,047	143,314	62,033
The Company transferred to the subsidiaries	447,708	263,983	25,199
The subsidiaries transferred to the VIE	299,774	234,911	48,806

All cash flows above were for financing purposes. No transfer of assets other than cash has occurred among the Company, its subsidiaries and the consolidated VIE. Our subsidiaries and the consolidated VIE have not made any dividend or distribution to the Company. The Company has not made any dividend or distribution to any U.S. investor. The WFOE and the VIE, on a consolidated basis, had been loss making and the VIE had not intended to pay, and had never paid, any earnings or amounts, such as service fee to the WFOE under the contractual arrangement as it had been loss making. See “Item 3. Key information—Condensed Consolidating Schedules” and the consolidated financial statements included elsewhere in this annual report for more details.

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries or other consolidated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries and other consolidated entities are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries and other consolidated entities in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (a determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries and other consolidated entities are restricted in their ability to transfer their net assets to us in the form of dividend payments, loans or advances. In addition, under regulations of the State Administration of Foreign Exchange of the PRC (the “SAFE”), Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Risks Associated with the Holding Foreign Companies Accountable Act

The U.S. Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with this annual report on Form 20-F), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including NASDAQ, or in the over-the-counter trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction, and such identified auditors, the PCAOB Identified Firms.  The first list of PCAOB Identified Firms was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release. The SEC will review annual reports filed with it for fiscal years beginning after December 18, 2020 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC.  If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above.

If we are unable to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, a trading prohibition for our ADSs could be issued shortly after our filing of the third consecutive annual report on Form 20-F for which we have retained a PCAOB Identified Firm. Our current independent accounting firm, Marcum Bernstein & Pinchuk LLP, whose audit report is included in this annual report on Form 20-F, is headquartered in Manhattan, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB December Release, However, given that all PCAOB-registered firms in China were included on that list, our ability to retain an auditor subject to PCAOB inspection and investigation may depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. Recent developments with respect to audits of China-based companies create uncertainty about the ability of Marcum Bernstein & Pinchuk LLP to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities. Marcum Bernstein & Pinchuk LLP’s audit working papers related to us are located in China. The PCAOB has not requested Marcum Bernstein & Pinchuk LLP to provide the copies of these audit working papers and as a result, Marcum Bernstein & Pinchuk LLP has not sought permission from the Chinese authorities to provide copies of these materials to the PCAOB, but there is no assurance that they would be able to obtain such permission. More broadly, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges.  However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation.  Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. If this bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of a second consecutive annual report on Form 20-F in which our auditor for such reports is a PCAOB Identified Firm.

If our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price.  If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so.  Furthermore, if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.

In addition to the issues under the HFCA discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of the independent registered public accounting firm. Our current independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2018 and an ongoing inspection that started in November 2020. However, as noted above, recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm, Marcum Bernstein & Pinchuk LLP. Moreover, our former independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, which was included as a PCAOB Identified Firm in the PCAOB December 2021 Release, is not currently inspected fully by the PCAOB. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of a China-based independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in the stock to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

For risks associated with being based in or having the majority of the operations in China, see “—Risks Associated with Being Based in or Having the Majority of the Operations in China” as set forth at the outset of Part I.

We conduct operations through our subsidiaries in China. These subsidiaries are required to, and have obtained, the business licenses from local authorities for their operations. Other than the business licenses and relevant registration as a real estate brokerage enterprise, currently we are not required to obtained permissions from the CSRC, CAC or other entity in China for our operations in China. It is highly uncertain how existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated with respect to the approvals we need for our operations. If we mistakenly conclude that certain approvals are not required, or applicable laws, regulations, or interpretations change, we may be required to obtain approval in the future. We may not be able to obtain required approvals in a timely and cost-effective manner, or at all, which may adversely affect our operations, financial condition and reputation. See “—Risks Associated with Being Based in or Having the Majority of the Operations in China” as set forth at the outset of Part I for more details.

For the risks related to the HFCA Act, see “—Risks Associated with the Holding Foreign Companies Accountable Act” as set forth at the outset of Part I and “—Risk Factors—Risks Related to Doing Business in China—If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections”

For the description of how cash is transferred through our organization, see “—How Cash Is Transferred through Our Organization” as set forth at the outset of Part I.

Condensed Consolidating Schedules

The following tables present the condensed consolidating schedules depicting the financial position, cash flows and results of operations for the Company, the consolidated VIE, our consolidated subsidiaries and any eliminating adjustments as of September 30, 2019, 2020 and 2021 and for FY 2019, FY 2020 and FY 2021. This table follows the line item disclosures with respect to the variable interest entity in Note 2 to the consolidated financial statements included elsewhere in this annual report.

	As of September 30, 2019					As of September 30, 2020					As of September 30, 2021
	The Company	Consolidated VIE	Consolidate Subsidiaries	Eliminations	Group Consolidated	The Company	Consolidated VIE	Consolidate Subsidiaries	Eliminations	Group Consolidated	The Company	Consolidated VIE	Consolidate Subsidiaries	Eliminations	Group Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		(in thousands)
Cash and cash equivalents	101,157	55,926	2,716	—	159,799	6,015	15,227	1,637	—	22,879	1,355	10,982	3,980	—	16,317
Restricted cash	—	91,015	—	—	91,015	—	8,887	—	—	8,887	—	2,893	42	—	2,935
Accounts receivable	—	1,306	—	—	1,306	—	1,943	—	—	1,943	—	370	—	—	370
Amounts due from related parties	—	5,587	—	—	5,587	—	168	—	—	168	—	—	201	—	201
Prepaid rent and deposit	—	127,096	1,117	—	128,213	—	51,281	—	—	51,281	—	571	—	—	571
Advances to suppliers	—	64,028	—	—	64,028	—	16,043	—	—	16,043	—	5,323	7,610	—	12,933
Other current assets	1	146,316	242	—	146,559	—	44,400	57,403	—	101,803	—	97,978	45,365	—	143,343
Property and equipment, net	—	1,170,446	14,865	—	1,185,311	—	358,022	—	—	358,022	—	38,940	—	—	38,940
Intangible assets, net	—	1,240	8	—	1,248	—	222,123	—	—	222,123	—	539	151,925	—	152,464
Land use rights	—	10,734	—	—	10,734	—	10,448	—	—	10,448	—	—	—	—	—
Other assets	—	—	5,946	—	5,946	—	57,024	109	—	57,133	—	108	9,448	—	9,556
Intercompany receivables	522,124	—	57,513	(579,637)	—	1,385,814	—	—	(1,385,814)	—	1,465,312	—	—	(1,465,312)	—
Total assets	623,282	1,673,694	82,407	(579,637)	1,799,746	1,391,829	785,566	59,149	(1,385,814)	850,730	1,466,667	157,704	218,571	(1,465,312)	377,630

	As of September 30, 2019					As of September 30, 2020					As of September 30, 2021
	The Company	Consolidated VIE	Consolidate Subsidiaries	Eliminations	Group Consolidated	The Company	Consolidated VIE	Consolidate Subsidiaries	Eliminations	Group Consolidated	The Company	Consolidated VIE	Consolidate Subsidiaries	Eliminations	Group Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		(in thousands)
Accounts payable	—	277,103	—	—	277,103	—	294,469	—	—	294,469	—	281,458	38,811	—	320,269
Amounts due to related parties	—	3,121	—	—	3,121	—	6,594	—	—	6,594	—	—	—	—	—
Deferred revenue	—	78,540	—	—	78,540	—	152,619	—	—	152,619	—	1,125	194,511	—	195,636
Short-term debt	—	319,103	—	—	319,103	221,328	540,808	—	—	762,136	210,776	256,773	91,156	—	558,705
Rental installment loans	—	756,749	—	—	756,749	—	54,505	—	—	54,505	—	33	18,061	—	18,094
Deposits from tenants	—	163,203	—	—	163,203	—	82,191	—	—	82,191	—	1,422	64,363	—	65,785
Payable for asset acquisition	—	—	—	—	—	—	—	165,808	—	165,808	—	—	—	—	—
Accrued expenses and other current liabilities	—	93,908	5,384	—	99,292	12,911	427,109	3,398	—	443,418	—	875,572	149,310	—	1,024,882
Long-term debt	—	428,345	—	—	428,345	—	464,920	—	—	464,920	—	201,041	—	—	201,041
Convertible note, net	—	—	—	—	—	206,466	—	—	—	206,466	313,870	—	—	—	313,870
Long-term deferred rent	—	387,739	—	—	387,739	—	212,054	—	—	212,054	—	—	—	—	—
Contingent earn-out liabilities	97,417	—	—	—	97,417	—	—	—	—	—	164,254	—	—	—	164,254
Intercompany payables	—	140,862	438,775	(579,637)	—	2,955,202	549,666	836,148	(4,341,016)	—	3,272,273	642,146	823,166	(4,737,585)	—
Deficit of investments in subsidiaries and consolidated VIE and VIE’s subsidiaries	1,346,408	—	—	(1,346,408)	—	—	—	—	—	—	—	—	—	—	—
Total liabilities	1,443,825	2,648,673	444,159	(1,926,045)	2,610,612	3,395,907	2,784,935	1,005,354	(4,341,016)	2,845,180	3,961,173	2,259,570	1,379,378	(4,737,585)	2,862,536
Total mezzanine equity	1,425,485	—	—	—	1,425,485	—	—	—	—	—	—	—	—	—	—
Total shareholders’ deficit	(2,246,028)	(974,979)	(361,752)	1,346,408	(2,236,351)	(2,004,078)	(1,999,369)	(946,205)	2,955,202	(1,994,450)	(2,494,506)	(2,101,866)	(1,160,807)	3,272,273	(2,484,906)

	As of September 30, 2019					As of September 30, 2020					As of September 30, 2021
	The Company	Consolidated VIE	Consolidate Subsidiaries	Eliminations	Group Consolidated	The Company	Consolidated VIE	Consolidate Subsidiaries	Eliminations	Group Consolidated	The Company	Consolidated VIE	Consolidate Subsidiaries	Eliminations	Group Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		(in thousands)
Net revenues	—	1,233,770	—	—	1,233,770	—	965,093	242,870	—	1,207,963	—	173,921	862,285	—	1,036,206
Net (loss) income	(498,337)	(177,738)	(348,873)	526,611	(498,337)	(1,533,641)	(1,491,565)	(59,429)	1,550,994	(1,533,641)	(569,202)	(375,470)	(63,204)	438,674	(569,202)
Net cash provided by (used in) operating activities	(20,149)	393,847	(139,776)	(322,111)	(88,189)	(17,452)	72,293	—	—	54,841	(30,664)	(108,705)	29,708	—	(109,661)
Net cash (used in) provided by investing activities	(460,663)	(713,653)	(299,774)	1,122,640	(351,450)	(407,297)	(99,172)	(274,409)	642,208	(138,670)	(87,232)	—	(55,292)	136,038	(6,486)
Net cash provided by (used in) financing activities	530,002	392,388	447,708	(800,529)	569,569	329,839	(95,948)	273,393	(642,208)	(134,924)	113,236	98,466	25,937	(136,038)	101,601

The following table presents the roll-forward of deficit of investments in our subsidiaries and the consolidated VIE and its subsidiaries in FY 2019, FY 2020 and FY 2021.

Investments in Subsidiaries and VIE
RMB in thousand
Balance as of October 1, 2018	(1,101,475)
Investment in subsidiaries	346,572
Equity in earnings of the VIE	(177,738)
Equity in earnings of subsidiaries	(348,873)
Foreign exchange impact	(64,894)
Balance as of September 30, 2019	(1,346,408)
Equity in earnings of the VIE	(1,491,565)
Equity in earnings of subsidiaries	(59,429)
Foreign exchange impact	(57,800)
Balance as of September 30, 2020	(2,955,202)
Equity in earnings of the VIE	(375,470)
Equity in earnings of subsidiaries	(63,204)
Foreign exchange impact	121,603
Balance as of September 30, 2021	(3,272,273)

The following table presents the amount due from (due to) our subsidiaries and the consolidated VIE and its subsidiaries in FY 2019, FY 2020 and FY 2021.

Amount due from (due to) subsidiaries and the VIE	The Company	Consolidated VIE	Consolidated Subsidiaries
As of October 1, 2018	344,580	37,124	(381,704)
The Company transferred to the VIE	53,047	(53,047)	—
The Company transferred to the subsidiaries	101,136	—	(101,136)
The subsidiaries transferred to the VIE	—	(299,774)	299,774
Intercompany transactions	—	174,660	(174,660)
Impact of foreign exchange rate	23,361	175	(23,536)
As of September 30, 2019	522,124	(140,862)	(381,262)
The Company transferred to the VIE	143,314	(143,314)	—
The Company transferred to the subsidiaries	263,983	—	(263,983)
The subsidiaries transferred to the VIE	—	(234,911)	234,911
Intercompany transactions	478,081	(29,838)	(448,243)
Impact of foreign exchange rate	(21,688)	(741)	22,429
As of September 30, 2020	1,385,814	(549,666)	(836,148)
Reclassification	—	32	(32)
The Company transferred to the VIE	62,033	(62,033)	—
The Company transferred to the subsidiaries	25,199	—	(25,199)
The subsidiaries transferred to the VIE	—	(48,806)	48,806
Intercompany transactions	—	9,725	(9,725)
Impact of foreign exchange rate	(7,734)	8,602	(868)
As of September 30, 2021	1,465,312	(642,146)	(823,166)

We received comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in September 2021 and submitted our responses to these comments in November 2021. We have also made applicable changes to reflect our responses to these comments in this annual report. After the Commission reviewed our responses submitted in November 2021, in January 2022, we received additional comments from the staff of the Commission. We have included the disclosure in this annual report pursuant to these additional comments, and are submitting our response letter to these comments to the Commission when filing this annual report.

B	Capitalization and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

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

•

Any negative publicity with respect to us, our employees, business partners, contractors, the VIE and its subsidiaries, the apartment rental industry in general, the rental installment loans, or our cooperation with other parties may materially and adversely affect our business and results of operations.

•

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

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

We have a limited operating history in the branded long-term apartment rental industry, which is an emerging and rapidly evolving market in China. In addition, we had experienced some material change to our business, such as the Equity Transfer. We may not continue our growth or maintain our historical growth rates or financial condition. For example, our number of rental units contracted decreased by 17.5% from September 30, 2019 to September 30, 2020 and by 23.6% from September 30, 2020 to September 30, 2021, compared to an increase of 3.2% from September 30, 2018 to September 30, 2019. You should not consider our historical growth or financial condition as indicative of our future performance.

You should consider our future operations in light of the challenges and uncertainties that we may encounter. These risks and challenges include, among other things:

•	changes in national, regional or local economic, demographic or real estate market conditions;
•	changes in laws and policies on rental housing, including but not limited to rent control laws or tenant protection laws;
•	changes in job markets and employment levels on a national, regional and local basis;
•	health epidemics, pandemics and similar outbreaks, including COVID-19;
•	overall conditions in the rental market, including:
•	macroeconomic shifts in demand for rental homes;
•	inability to lease or re-lease homes to tenants on a timely basis, on attractive terms or at all; and
•	development of branded apartment rental industry in China;
•	our ability to integrate strategic investments, acquisitions and new business initiatives;
•	failure of tenants to pay rent when due or otherwise perform their obligations in connection with the lease;
•	significant number of early terminations of leases;
•	level of competition for suitable rental homes;
•	our ability to expand and manage our apartment network and maintain rapid business growth;
•	our ability to manage our procedures, control and systems under different business models, including for rental apartments managed by our apartment managers or by third-party contractors;
•	our ability to maintain high occupancy rate and target rent levels;
•	our ability to raise rents;
•	costs and time period required to renovate rental homes;
•	unanticipated repairs, capital expenditures or other costs;
•	our ability to maintain or renew favorable terms with financing partners and other strategic partners;
•	our ability to maintain, deepen and broaden cooperation with financial institutions, service providers and other third parties;

•	our ability to develop more value-added products and services;
•	our ability to effectively control our operating costs and expenses;
•	our ability to maintain the proper functioning of our technology systems and infrastructure;
•	disputes and potential negative publicity in connection with early termination of leases with landlords, rental collection, eviction proceedings, quality control and other aspects of our business;
•	costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental or safety problems;
•	decoration and supply capabilities;
•	our ability to increase our brand awareness;
•	our ability to attract and retain employees; and
•	changes in U.S. accounting standards regarding operating leases.
•

In addition, we utilize a lease-and-operate model, under which we lease apartments, usually in bare-bones condition, and lease to tenants after renovation. Therefore, we are also subject to the risks inherent in a lease-and-operate model, including:

•	upfront capital outlay for apartment sourcing and renovation;
•	ongoing capital needs to maintain and operate apartments; and
•

mismatch between our lease term with landlords, which generally provides a lease-in contract lock-in period of five to six years, subject to the extension for another two to three years at the option of landlords, and our lease term with tenants, which generally has a contracted term of 12 months and an average lock-in period of 11.4 months in FY 2021.

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

We incurred net losses in FY 2019, FY 2020 and FY 2021 of RMB498.3 million, RMB1,533.6 million and RMB569.2 million (US$88.3 million), respectively. As of September 30, 2021, we had an accumulated deficit of RMB4,378.7 million (US$679.6 million). Our net cash used in operating activities was RMB88.2 million for FY 2019, our net cash generated from operating activities was RMB54.8 million for FY 2020 and our net cash used in operating activities was RMB109.7 million (US$17.0 million) for FY2021. Our balance of cash and cash equivalents has fluctuated and amounted to RMB159.8 million, RMB22.9 million and RMB16.3 million (US$2.5 million) as of September 30, 2019, 2020 and 2021, respectively. As of September 30, 2019, 2020 and 2021, our current liabilities exceeded our current assets by RMB1,100.6 million, RMB1,758.7 million and RMB2,171.0 million (US$336.9 million), respectively. Furthermore, in July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire-lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. To finance this acquisition, in July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 104,871 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to January 2022, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$20.8 million at par and warrants to purchase 313,966 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements. In May 2021, the remaining consideration for the acquisition consisted of US$23.2 million in cash and RMB289.7 million worth of our Class A ordinary shares, and we entered into supplemental agreements with the rental service company and its affiliates, pursuant to which we settled the remaining consideration by delivering 186,375,850 Class A ordinary shares to them. They are entitled to sell these Class A ordinary shares in the open market, subject to certain lock-up arrangements. Among the 186,375,850 Class A ordinary shares delivered, we are obliged to (i) make up the shortfall if the proceeds they receive from the sale of 57,786,458 Class A ordinary shares are lower than US$0.4014 per share and (ii) repurchase 20,860,749 Class A ordinary shares at US$0.4015 per share in installments if they do not trade these shares in the open market, subject to the terms and conditions set forth in the agreements with them. We will also issue in installments, to a third-party contractor that manages the rental units as previously announced, up to 99.6 million Class A ordinary shares, subject to certain performance indicators and other terms and conditions set forth in the agreement. In addition, our operations have been affected by the COVID-19 pandemic. See “—The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our business, results of operations and financial condition. We also face risks related to other health epidemics, natural disasters, civil and social disruptions and other outbreaks and catastrophes, which could materially and adversely affect our results of operations and financial condition.” These factors raise substantial doubt about our ability to continue as a going concern. We have adopted a series mitigation plans and actions as discussed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” However, future financing requirements will depend on many factors, including the scale and pace of the expansion of our apartment network, our efficiency in apartment operation, including apartment renovation and pricing, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies, and there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects.

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

We recorded negative working capital. As of September 30, 2019, 2020 and 2021, our current liabilities exceeded our current assets by RMB1,100.6 million, RMB1,758.7 million and RMB2,171.0 million (US$336.9 million), respectively. Our capital expenditures totaled RMB172.1 million, RMB138.7 million and RMB6.5 million (US$1.0 million) in FY 2019, FY 2020 and FY 2021, respectively. We are in need of additional funding to sustain and expand our business, and we have formulated a plan to address our liquidity problem, including but not limited to, obtaining proceeds from our tenants’ rental prepayment, and adoption of a stringent cash management policy. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” Our management reviews our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditures. We believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures, and to meet our short-term debt obligations, other liabilities and commitments as they become due.

We utilize a lease-and-operate model. Under this model, we may incur substantial upfront capital outlay before we start to generate revenues on the relevant apartments. These include capital outlay for market research and evaluation of the target geographic area for expansion, apartment searching, prepayment of a few months’ rental to our landlords, and renovation of the apartments we lease, which may be in bare-bone condition, to add an additional bedroom and make them suitable for lease-out to tenants. We followed a disciplined and systematic process to expand our apartment network, involving comprehensive market research, site visits and other preparation work, during which period we may incur substantial operating costs and expenses. After we have identified the geographic area to expand into and available apartments to lease, the typical period from the time we enter into a lease agreement with landlords to successfully leasing out the apartment and receiving the first rental payments from tenants is approximately 30 days as of

September 30, 2021, which may be significantly extended due to some factors that are beyond our control, including but not limited to, substantial delay during the renovation period due to third-party contractors’ default, and inability to attract and retain tenants in a timely manner due to apartment rental market condition. Inability to timely access financing on favorable terms or at all would materially and adversely affect our apartment sourcing and expansion, which could materially and adversely affect our future business, results of operations, financial condition and growth prospects.

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

We cooperated with financial institutions which provide rental installment loans to our tenants to finance their rental prepayments, which have helped us finance our capital expenditure for apartment sourcing, renovation, and ongoing apartment maintenance and operation. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. As of September 30, 2020, 1.4% of rental payment made by our tenants had been facilitated by rental installment loans. However, the Opinions on Rectification and Normalization of Home-rental Market, which became effective on December 13, 2019, requires that a residential rental company, such as us, shall make sure that the total rental income it receives through rental installment loan does not exceed 30% of the rental income of such company by the end of 2022. Moreover, the Measures on Residential Tenancy (Discussion Draft) published by the Ministry of Housing and Urban-Rural Development of the PRC, or the MOHURD, for public discussion in September 2020, which has not taken effect as of the date of this annual report, state that (i) residential rental operators are prohibited from inducing tenants to utilize rental installment loans by providing rental discounts or by including any term of rental installment loans in the rental agreement; and (ii) commercial banks may extend a rental installment loan only if the lease agreement has been registered with local housing bureau and the term of the loan does not exceed the duration of the tenancy. Furthermore, the Opinions on Strengthening Regulation on Light-asset Residential Rental Enterprises published in April 2021 by, among other government authorities, the Ministry of Housing and Urban-Rural Development of the PRC, or the MOHURD, state that residential rental enterprises shall not conduct any financial business and shall not induce tenants to utilize rental installment loans by providing rental discounts or by including any term of rental installment loans in the rental agreement. We cannot assure you that we can find alternative sources of financing and our business operations, cash flow or financial condition would not be negatively affected by significantly reducing the percentage of our rental income received through rental installment loan.

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

We rely on third parties for different aspects of our business, including apartment sourcing, renovation, leasing out, management and maintenance. Currently, substantially all of our rental units are sourced and managed by third-party contractors. In addition, we rely on third parties for the provision of value-added services to our tenants. Selecting, managing and supervising these third-party service providers requires significant resources and expertise. Poor performance by such third-party service providers or misconduct or fraud on the part of their employees may reflect poorly on us and could significantly damage our reputation among desirable tenants. In the event of fraud or misconduct by a third party, we could also be exposed to material liability and be held responsible for damages, fines or penalties and our reputation may suffer. If we do not select, manage and supervise appropriate third parties to provide these services and products, our reputation and financial results may suffer.

The service or cooperative agreements we have with third party vendors, service providers or strategic partners are subject to a term, and not on an exclusive basis. If the third-party service providers or strategic partners do not continue to maintain or expand their relationship with us, we would be required to seek new service providers or partners, which would cause delays and adversely affect our operations and the range and quality of the products and services that we offer. Moreover, our strategic partner may compete with us or enter into strategic cooperation with our competitors, which may materially and adversely affect our business and competitive position.

For example, we engage outside contractors for apartment sourcing and management functions. As of September 30, 2021, we had 1,680 apartment managers, all of whom was from our outside contractors. Although the apartment managers and agents for apartment sourcing are supervised by our regional supervisors who are our own employees at more senior positions, we cannot assure you that those from outside contractors will provide services that meet our requirements. Besides, the outside contractors may not continue to maintain or expand their relationship with us, and we may not be able to acquire additional apartment managers or agents for apartment sourcing on a timely manner or at all. These may materially and adversely affect our business, financial condition and results of operation.

Moreover, we engage third-party contractors and suppliers for our rental apartments’ renovation. If these contractors or suppliers fail to finish the renovation on schedule or below standard, we may incur additional costs and delay to make our apartment suitable for leasing, and may not be able to rent out the apartments in a timely manner and with favorable terms, or at all. Below quality renovation may also expose us to potential complaints from tenants on the conditions of the apartments, including safety hazards as well as significant maintenance and repair costs. In addition, although it is our third-party contractors and suppliers’ responsibility for the salaries of their employees, we may become a target towards which such employees demand their unpaid salaries if our third-party contractors and suppliers withhold or unreasonably deduct their salaries. Pursuant to the PRC Civil Code, where a debtor defaults on its debt obligations, the creditor shall be entitled to retain the already lawfully possessed movable property of the debtor, and have a priority over the movable property in satisfaction of its claim. Despite the fact that the decoration material are legally owned by us, not the third-party contractors or suppliers, we cannot eliminate the possibility that the unpaid employees may retain the decoration materials as a relief they think reasonable. As a result, we request our third-party contractors and suppliers to provide the evidence of payment once the salaries of their employees who have been involved in renovation and maintenance of our rental apartments are paid. However, we cannot assure you that we will not be sued or investigated for our third-party contractors or suppliers’ unpaid salaries, or requested by the local governments to compensate such unpaid employees which may materially and adversely affect our reputation, financial condition and results of operation.

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

In response to the challenges and uncertainties resulting from the COVID-19 pandemic and its impact on our business, we have actively taken actions including, but not limited to, reducing our costs and expenses, controlling our number of rental units contracted by reducing leases with landlords given the decrease in occupancy rate, taking necessary measures to sanitize our working spaces and apartments, modifying and terminating the cooperation with the rental service company owned by a state-owned bank, seeking additional financial support from banks and financial institutions and seeking consolidation opportunities through acquiring high quality assets.

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

Our leases with tenants typically have a contracted lease term of 3 to 12 months. In FY 2021, our tenants stayed in our rental units for an average duration of 8.2 months. A majority of our lease-out agreements include a lock-in period (during which termination will result in forfeiture of the security deposit) equals to the contracted lease term. If the market rental rates decline, we anticipate our rental revenues may be affected greater than if our leases were for longer terms. For example, the market rental rates may decline if another wave of COVID-19 outbreak occurs in regions where we operate. Short-term leases may result in high turnover, which involves costs such as restoring the rental apartments, marketing costs and lower occupancy levels. Our estimates on tenant turnover rate and related cost may be less accurate than if we had more operating data upon which to base such estimates. On the other hand, we are subject to a five to six-year lease-in contract lock-in period, during which neither landlords nor us may terminate the lease without paying a penalty equal to the rentals for the remaining lease-in contract lock-in period, and continue to incur rental costs. If our monthly rentals received from tenants decrease or our tenants do not continue to stay with us, our business, results of operations and financial conditions will be materially and adversely affected.

In addition, tenants may terminate the lease during the lock-in period, subject to the forfeiture of their security deposits. In FY 2021, 38.7% of our leases with tenants were terminated before the expiration of the applicable lock-in period, decreased from 72.6% in FY 2020 mainly attributable to gradual recovery from the impact of COVID-19 pandemic in 2021 in China. In FY 2021, 61.3% of our leases with tenants remained in their rental units through the end of the contracted lease term. Our liquidity may be materially and adversely affected by tenants’ early termination. See “—We have relied on our tenants’ rental prepayments to finance our growth. To the extent a lease agreement is terminated during the rental period covered by the prepayment, we need to return the unused prepaid rentals. If a significant number of the lease agreements are terminated early, our liquidity and financial condition may be materially and adversely affected.” To the extent tenants terminate the lease during the lease term, our business, results of operation and financial condition may be materially and adversely affected.

We have relied on our tenants’ rental prepayments to finance our growth. To the extent a lease agreement is terminated during the rental period covered by the prepayment, we need to return the unused prepaid rentals. If a significant number of the lease agreements are terminated early, our liquidity and financial condition may be materially and adversely affected.

We subsidize the interests on the rental installment loans, which the tenants use to finance rental prepayments. In the event of rental installment loans, we typically receive from our financial institution partners a lump-sum payment covering the contracted lease term, which we can use to finance our growth without restrictions. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. These rental prepayments have helped us finance our capital expenditure for apartment sourcing, renovation, and ongoing apartment maintenance and operation.

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

To the extent a lease agreement is terminated before the rental period covered by the prepayment, whether by the tenant or by us, we shall, upon such termination, return the unused prepaid rents, typically in a lump sum, to the tenant, or to our financial institution partner where the tenant has used the rental installment loan granted by such financial institution to finance his/her rental prepayment. Since tenants who prepay rental for certain lease period can enjoy rental discount for the applicable lock-in period, and tenants who terminate the lease within the lock-in period are subject to forfeiture of their security deposits, our tenants may be incentivized to terminate their lease around the end or shortly after the expiry of the applicable lock-in period. In FY 2021, 38.7% of our terminated leases with tenants were terminated during the rental period covered by the prepayment. When a significant number of lease agreements are terminated during the rental period covered by the rental prepayments, we may not have sufficient immediate funds to return all unused rents, and we may not be able to timely re possess the apartments and identify new tenants. See “—Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease.” Failure to adequately manage our cash and liquidity could adversely affect our business, financial condition, results of operations and cash flows.

We rely on our cooperation with a limited number of financial institutions.

As of September 30, 2021, we cooperated with three financial institutions, which provide rental installment loans to our tenants to finance their rental prepayments. In line with industry practice, we provide guarantee and may also provide additional credit enhancement in the form of security deposits to our financial institution partners with respect to tenants’ repayment of the rental installment loans. As of September 30, 2021, rental payment of 1.4% of our occupied rental units had been facilitated by rental installment loans. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants.

In addition, in August 2018, we started to cooperate with a rental service company owned by a state-owned bank in apartment sourcing and renovation. Under this model, for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. The cooperation has provided us with access to a stable source of low-cost capital to finance our apartment renovation upfront, which helps us scale in a cost efficient manner. Due to the rising vacancy rate of our rental units caused by the COVID-19 pandemic, we decreased the number of apartment contracted by terminating some of the leases with landlords under this model. In April 2020, we also started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease in apartments from the rental service company or enter into new lease-out agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference. We had transferred 25,375 of our rental units contracted and managed these rental units under this modified cooperation.

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

We target young people, including recent college graduates, entry level white collar workers and industry workers in cities with strong economic growth, net inflow of people, ambitious urban development plans and favorable policies supporting the development of the apartment rental market. Any severe or prolonged slowdown in China’s economy, and slowdown or discontinuation of urbanization in our target markets may materially and adversely affect our business, financial condition and results of operations. In addition, there may be situations where China’s residential real estate industry becomes over-heated and our platform becomes less appealing to tenants, landlords and our business partners, which could potentially adversely affect our business. Our occupancy levels and rental rates mainly depend on demands from our target tenants in the target markets. We have benefited in recent periods from the growth of the economy, rapid urbanization and geographic concentration affecting the real estate markets and apartment rental markets, including, in particular:

•

soaring prices of residential real estates and extremely stringent home-buying requirements in top-tier cities in China that have made it more difficult to purchase apartments, particularly for our target customers;

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

In recent years, PRC governmental authorities put forward favorable rental related policies, including but not limited to, increasing rental housing supply, encouraging the development of modern rental companies, and reducing rental income taxes. These policies have in part driven our growth.

Meanwhile, the PRC governmental authorities also enact certain criteria to regulate the apartment rental market. For example, the State Council of the PRC promulgated Several Opinions of the General Office of the State Council on Accelerating the Cultivation and Development of the Home-Rental Market in 2016, which require the local housing authorities to strengthen the administration of the home-rental market participants, including residential tenancy enterprises, intermediary agencies and professionals, in coordination with relevant departments, and keep credit records of relevant market participants. Moreover, the MOHURD published the Measures on Management of Residential Tenancy and Home Sales (Discussion Draft) for public discussion in May 2017, which require the relevant PRC authorities to enhance scrutiny on (i) the terms of duration and rent adjustments in lease agreements, (ii) the filing of lease agreements, and (iii) residential tenancy enterprises. In addition, the Measures on Residential Tenancy (Discussion Draft) published by the MOHURD for public discussion in September 2020, which has not taken effect as of the date of this annual report, state that (i) residential rental operators are prohibited from inducing tenants to utilize rental installment loans by providing rental discounts or by including any term of rental installment loans in the rental agreement; and (ii) commercial banks may extend a rental installment loan only if the lease agreement has been registered with local housing bureau and the term of the loan does not exceed the duration of the tenancy. Furthermore, the Opinions on Strengthening Regulation on Light-asset Residential Rental Enterprises, published in April 2021, set out regulatory measures on various aspects, including standards of qualification, online registration and filing of business operation, limitation and supervision on utilization of loans and monitoring of rents. If the PRC governmental authorities adopt any prohibitive measures or policies with respect to rental housing, or the interpretation of current laws and regulations relating to the apartment rental market becomes more restrictive and rigorous, they may depress the apartment rental market, dissuade potential tenants from renting apartments, and cause a decline in average rental rates. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased demand of rental apartments that may result from government policies.

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

For example, to replenish and expand our rental units portfolio, in July 2020, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire-lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. Due to our lack of experience and recourses in regions that are new to us, we may not be able to operate and manage these rental units in an efficient and effective way, or at all. This may adversely affect our results of operations and growth prospects.

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

For example, to replenish and expand our rental units portfolio, in July 2020, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. To finance this acquisition, in July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 104,871 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to January 2022, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$20.8 million at par and warrants to purchase 313,966 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements. In May 2021, the remaining consideration for the acquisition consisted of US$23.2 million in cash and RMB289.7 million worth of our Class A ordinary shares and we entered into supplemental agreements with the rental service company and its affiliates, pursuant to which we settled the remaining consideration by delivering 186,375,850 Class A ordinary shares to them. They are entitled to sell these Class A ordinary shares in the open market, subject to certain lock-up arrangements. Among the 186,375,850 Class A ordinary shares delivered, we are obliged to (i) make up the shortfall if the proceeds they receive from the sale of 57,786,458 Class A ordinary shares are lower than US$0.4014 per share and (ii) repurchase 20,860,749 Class A ordinary shares at US$0.4015 per share in installments if they do not trade these shares in the open market, subject to the terms and conditions set forth in the agreements with them. We will also issue in installments, to a third-party contractor that manages the rental units as previously announced, up to 99.6 million Class A ordinary shares, subject to certain performance indicators and other terms and conditions set forth in the agreement.

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

In July 2020, one of our subsidiaries entered into agreements with a rental service company, Great Alliance Co-living Limited, and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China to replenish our rental units portfolio. Unlike rental units we directly operate and manage, these rental units had been renovated at the time we acquired the lease contracts. We have carried out due diligence to verify the authenticity and the quality of these rental units, including but not limited to site visits, calls with landlords and tenants of these rental units, and verification of the operating data such as occupancy rate and rental margin of these rental units provided by the rental service company. However, as these rental units are not sourced, renovated or furnished using our system, we did not monitor these processes and therefore we cannot ensure the quality of these rental units.

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

In light of the nature of our business, we are susceptible to potential claims or controversies. We have been, and may from time to time in the future be, subject to or involved in various claims, controversies, lawsuits and other legal and administrative proceedings. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Claims arising out of actual or alleged violations of law could be asserted against us by apartment owners, landlords, tenants, third-party contractors and service providers, suppliers, competitors, or governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws in different jurisdiction, including but not limited to internet information services laws, intellectual property laws, unfair competition laws, data protection and privacy laws, labor and employment laws, securities laws, consumer protection laws, tort laws, contract laws, property laws and employee benefit laws. In addition, as we do not verify the authenticity of the information such as electronic signatures provided by tenants, landlords and other third parties, such information may be misused and not genuine, which may also subject us to claims, lawsuits and other proceedings. We may also receive formal and informal inquiries from government authorities and regulators regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation.

In particular, we may be exposed to various claims and disputes with our tenants, including but not limited to, those related to the terms set forth in the lease agreements. We take various measures to ensure that our tenants are aware of and understand the terms set forth in the lease agreements. These measures include, but are not limited to, requiring tenants to watch a video regarding important terms before entering into lease agreements, and video recording tenants read out important terms in the lease agreement and confirm they understand the lease agreement. However, our tenants may misunderstand the terms in the lease agreements, such as the length of the lease, upfront payment terms and terms related to rental installment loans. These misunderstandings may lead to disputes between our tenants and us. For example, tenants may claim that they are not aware that the length of the contracted lease term is 3 to 12 months, or do not know their deposits may be forfeited when they terminate the lease during the lock-in period or otherwise breach the term of the lease. In addition, some claims and disputes with tenants may involve accidents, injuries or death in our rental apartments such as lawsuits if a tenant is assaulted or becomes victim of theft or other crime during his or her stay in our rental apartment. See “—Accidents, injuries or death in our rental apartments may adversely affect our reputation and subject us to liability.” Moreover, we may be exposed to claims and disputes with third party suppliers, including but not limited to, those related to the payment for the goods. Furthermore, we may be exposed to claims and disputes with our landlords, including but not limited to, those related to negotiation and renegotiation of rentals, and amendment and termination of the lease-in contracts. Such claims and disputes may be escalated to lawsuits or other legal proceedings and may distract our management, and materially and adversely affect our business and reputation.

Moreover, as of October 26, 2021 immediately before the Equity Transfer, the VIE was involved in eight ongoing legal proceedings, most of which were initiated by suppliers. The amount of the claims arising from these ongoing legal proceedings were RMB33.7 million (US$5.2 million) in aggregate. Two of these legal proceedings had claims over RMB1.0 million (US$0.2 million). In particular, one of our suppliers, Shanghai Greenland Construction (Group) Co. Ltd., or Shanghai Greenland, filed a lawsuit against one of the VIE’s subsidiaries, alleging that it should pay Shanghai Greenland the construction fee and other related expenses and fees for the construction of the VIE’s subsidiary’s research and development center in Suzhou pursuant to a construction contract entered into by Shanghai Greenland and the VIE’s subsidiary. The amount of the construction fee and other related expenses and fees was approximately RMB58.0 million (US$8.5 million), which had been accounted for in the consolidated financial statements for FY 2021. We sold buildings under construction in Suzhou through judicial sales for proceeds of RMB100.3 million. The court assisted us to sell the buildings under construction and collected the proceeds on behalf of us. The proceedings had been settled in December 2021. After the Equity Transfer, we are no longer involved in these legal proceedings.

In addition, in 2020, due to the COVID-19 pandemic, the VIE terminated certain leases with landlords before the end of the original lease terms by sending landlords short messages indicating that the leases would be terminated on the specified dates and we would not assume any liability for the early termination of the leases. We had disputes with some of these landlords. Some landlords filed lawsuits against us for compensation aggregating RMB3.9 million (US$0.6 million), under which we estimated that we are exposed to the compensation of RMB3.9 million (US$0.6 million) and recorded the contingent liability in our balance sheet as of September 30, 2021. Certain landlords had expressed their objection to our early termination of leases but did not file lawsuits against us. These landlords had rights to file lawsuits against us within three years from the date of our early termination notice, for a maximum compensation of RMB58.0 million (US$8.9 million). This amount is equivalent to three months’ rents of these leases, based on relevant trial guidance issued by the high people’s courts in the PRC as advised by our PRC legal counsel, JunHe LLP. The actual compensation amount will be negotiated with each landlord and we did not accrue the contingent liability in our balance sheet as of September 30, 2021. As of October 26, 2021 immediately before the Equity Transfer, a majority of these landlords had expressed their consents to the early termination of leases as set forth in the short messages, or had not raised any objection to the early termination of leases. As advised by our PRC legal counsel, JunHe LLP, pursuant to the PRC laws, the landlords may file lawsuits against the VIE for the early termination of leases with the courts within three months from the date of the early termination notice, otherwise their claims will not be supported by the courts.

Disputes, legal proceedings and potential legal proceedings related to us has materially and adversely affected, and may continue materially and adversely affecting, our financial condition, business and reputation.

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

In addition, after the Equity Transfer, people may still associate us with the claims, controversies, lawsuits and other legal and administrative proceedings against the WFOE and the VIE, which may expose us to negative publicity and adversely affect our operations and reputation. After the Equity Transfer, in January 2022, Shanghai Qingke Public Rental Housing Leasing Management Co., Ltd. (“Qingke Public Rental”), one of the subsidiaries of the VIE, filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (the “Court”). The Court announced the effectiveness of the petition on January 4, 2022.

We face significant competition in the apartment rental market.

China’s long-term apartment rental market is highly competitive. With the influx of new entrants and the expansion of current participants, we expect competition to continue and intensify, which could harm our ability to increase revenue and attain or sustain profitability. Our competitors include other branded apartment operators and apartment owners who directly rent their apartments to tenants. In addition, in response to increased cooling measures on housing sales, real estate developers may also pivot into standardized rental market. We believe the principal competitive factors in this industry include:

•	ability to source suitable and sufficient apartments across multiple regions with favorable terms including contract length, rental free period, rent-in costs, etc.;
•	ability to use big data analytics to establish competitive lease terms with both landlords and tenants;
•	ability to establish sustainable unit economic model;
•	ability to renovate and operate rental apartments in an efficient and cost-effective manner;
•	ability to achieve high standardization and manage a complex supply network;
•	ability to maintain financial flexibility;
•	geographic coverage and customer reach;
•	ability to set up IT and internet infrastructure; and
•	brand awareness and customer satisfaction, including the availability and range of value-added services to help foster a sense of community and loyalty among tenants.

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

We also face competition for our target tenants. Our competitors may successfully attract tenants with cheaper and more convenient rental units, better incentives, amenities and value-added services, which could adversely affect our ability to obtain quality tenants and lease-out our rental apartments on favorable terms. In addition, our competitors may have better access to tenant information, which helps them identify and acquire quality tenants more quickly. Moreover, some competing housing options may qualify for government subsidies that may make such options more accessible and therefore more attractive than our rental apartments. This competition may affect our ability to attract and retain tenants and may reduce the rental rates we are able to charge.

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

In recent years, some tier 1 cities in China have adopted the restrictions on group oriented leasing. Group oriented leasing refers to the practice of renting a single apartment to multiple tenants under separate leases, resulting in the over-crowding of such apartment. In particular, Beijing and Shanghai have expressly banned the lease of rental apartment providing living space of less than five square meters per capita. We typically convert the living room of our rental apartment to add an additional bedroom, which is known as N+1 model. While some local governments, including Shanghai, Hangzhou, Suzhou, Wuhan and Nanjing, do not consider N+1 model as group oriented leasing, governmental authorities in other existing cities may implement restrictions that affect our N+1 model in the future. In addition, we cannot assure you whether any local governments may change its policies or interpret them in a manner that renders our N+1 model non-compliant. If we are deemed to violate local laws, regulations and policies, we may be subject to penalties and may need to adjust our business model, which may have a material and adverse effect on our business, results of operation, financial condition and growth prospects.

Moreover, the PRC government may institute a licensing regime covering our industry at some point in the future. For example, we cannot rule out the possibility that future laws or regulations will require us to register as real estate brokerage enterprise. Under the current PRC laws and regulations, enterprises operating real estate brokerage related business are required to register as real estate brokerage enterprise at local housing authorities. Pursuant to the Real Estate Brokerage Management Methods promulgated by MOHURD, only enterprises providing intermediary and agency services to the landlords in order to facilitate real estate transactions in return for commissions are deemed as a real estate brokerage enterprise, which is different from our business model, as advised by our PRC legal counsel, JunHe LLP. Therefore, we do not believe that our current business constitutes real estate brokerage under PRC laws and regulations and as a result our company shall not be subject to registration as a real estate brokerage enterprise. However, the Measures on Residential Tenancy (Discussion Draft), or the Draft, published by the MOHURD for public discussion in September 2020, if enacted, empowers MOHURD to further set up standards of qualification for residential rental operators on financial position, expertise and managing abilities. The Draft has not taken effect as of the date of this annual report. Furthermore, the Opinions on Strengthening Regulation on Light-asset Residential Rental Enterprises, published in April 2021, set out regulatory measures on various aspects, including standards of qualification, online registration and filing of business operation, limitation and supervision on utilization of loans and monitoring of rents. If any future laws and regulations deem our business as real estate brokerage or any other licensing regime or qualification requirement is introduced, we cannot assure you that we would be able to complete any newly required registration, obtain any newly required license or meet any qualification requirement in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

In addition, under the current PRC legal regime, there is no laws or regulations specifically controlling the rents. The Administrative Measures for Commodity Housing Leasing, promulgated by the MOHURD on December 1, 2010, provides a principle rule that landlords shall not raise the rent unilaterally and randomly during the term of the lease agreements. In addition, on May 19, 2017, the MOHURD published the Measures on Management of Residential tenancy and Home Sales (Discussion Draft), or the Discussion Draft, for public discussion, which was closed on June 19, 2017. The Discussion Draft stipulates that landlords must not unilaterally raise rent if they have not reached a consensus with the tenant on the frequency and range of rent adjustments in the lease agreement. This Discussion Draft also stipulates that the local governments shall establish a system to publicize information on rents in the local markets. The Discussion Draft also stipulates that landlords shall not evict the tenants through violence, threats or other coercive measures. In addition, the Opinions on Strengthening Regulation on Light-asset Residential Rental Enterprises, published in April 2021, set out a principle rule that local governments shall establish a rental monitoring system to gather rental information in large cities where the rental market is in strong demand. Although the final provisions, interpretation, adoption timeline and effective date of the Discussion Draft remain substantially uncertain, our business practices may be subject to stricter governmental supervision in the future, which may adversely affect our business, results of operations, financial condition and growth prospects.

Our business growth depends on our ability to attract and retain tenants. If we are not able to attract or retain sufficient tenants in a timely manner and at a low-cost, our business, financial condition and results of operation may be materially and adversely affected.

We depend on rental income from tenants for substantially all of our revenues. As a result, our success depends upon our ability to attract quality tenants for our rental apartments in a timely manner and at a low-cost. We may not be successful in locating quality tenants to lease the rental apartments as quickly as we have expected or at all due to competition, market condition, delay in renovation or other factors. We incurred loss of tenants and decrease in occupancy rate due to the COVID-19 pandemic, particularly in the first half of 2020. If vacancies continue for a longer period of time than we expect or indefinitely, or another wave of the COVID-19 pandemic or epidemic of other diseases occur, we may suffer reduced revenues, which may have a material adverse effect on us.

In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire-lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. We started to operate these rental units from July 2020. We cannot ensure that, after the original lease terms expire, the existing tenants will enter into new lease contracts with us, or we can acquire new tenants in a timely manner, or at all, which may adversely impact our business, financial condition and operating results.

Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease.

Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease. For instance, tenants may default on rental payments or repayment of rental installment loans. If a tenant defaults on his/her payment obligations after the applicable grace period, we may terminate the lease and re possess the apartment pursuant to the lease agreement and the PRC laws and lease the apartment to a new tenant. However, we may not be able to find a new tenant in a timely manner or at all, and the security deposit of the defaulting tenant may not be sufficient to cover our lost rentals for the period in between the leases.

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

We plan to renew our existing leases with landlords upon expiration. We cannot assure you, however, that we will be able to renew our leases with landlords on satisfactory terms, or at all. In particular, as the lease-in contract lock-in period of 17.3% of our lease-in contracts as of September 30, 2021 would expire by the end of FY 2022 and rents may be re-negotiated, we may incur significant increases in rents. In FY 2021, 24.4% of our leases with landlords, or leases of 20,058 rental units, were terminated as we strategically reduced the number of leases with landlords to reduce the rentals we need to pay to the landlords, in response to the lower tenant demand and thus, lower occupancy rate and revenues from tenants which were not sufficient to cover the rentals we need to pay to the landlords due to the impact of the COVID-19 pandemic in China. This helped us to mitigate the adverse effect of the COVID-19 pandemic on our business, cash flow and financial conditions. If we fail to renew our leases with landlords or a significant number of our existing leases with landlords are not renewed on satisfactory terms upon expiration, our expansion may be impeded and our costs may increase. If we are unable to pass the increased costs on to our tenants through rental rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

In July 2020, to replenish our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire-lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. We started to operate these rental units from July 1, 2020. The existing landlords may not be willing to enter into new lease contracts with us on terms favorable to us and in a timely manner, or at all, upon expiry of the lease. In addition, we cannot assure you that all the landlords have the legal rights to lease the rental units to us, or the rental service company has the legal rights to transfer the related fixtures and equipment to us. These may adversely impact our business, financial condition and operating results.

Early termination of the leases or breach of leasing agreements by landlords may materially and adversely affect our operations.

Our leases with landlords typically provide for a minimum term of five to six years, or lease-in contract lock-in period, some of which may be extended for up to two to three years at the discretion of landlords, with locked in rents for the first two or three years. Landlords may terminate the leasing agreements before the end of their term for various reasons. If the lease with a landlord is terminated before expiration or breached the leasing agreements, making the apartments no longer available, we would have to terminate our lease agreements with our tenants who resided in such apartments and return the residue of pre-paid rents to such tenants or financial institutions in the scenario of rental installment loans. Alternatively, we would facilitate tenants to relocate to another apartments of ours and subsidize their relocation related expenses. In either way, we may incur additional costs and expenses. In addition, although our lease agreements generally provide that landlords shall pay a penalty equal to the rents of the remaining period for early termination, the penalty may be lowered if the court deems the penalty prescribed under our lease agreements to be excessively unfair, i.e., 30% higher than the actual losses we incurred. There can be no assurance that we are able to receive fair compensation for our losses, and our business, results of operations and financial condition could be materially and adversely affected by landlords’ early terminations.

Our estimation of potential rents involves a number of assumptions that may prove inaccurate, which could result in us paying too much rents for apartments we lease-in or overestimating the rents to be paid by our tenants.

In determining whether a particular apartment meets our criteria, we make a number of assumptions, including, among other things, assumptions related to estimated time of negotiation with landlord, estimated renovation costs and time frames, annual operating costs, market rental rates, potential rent amounts, time from lease to sublease and tenant default rates. These assumptions may prove inaccurate, particularly since the apartments we rent from landlords vary materially in terms of renovation, quality and type of construction, geographic location. For example, we utilize our proprietary smart pricing system, or the Smart Pricing System, to collect and analyze the average market rental rates of apartments similar to our rental apartments in the surrounding area and gauge the potential rent amounts of our rental apartments, which partially relies on the publicly available information from the internet and may be inaccurate. See “—We are highly dependent on information systems, and if our information systems contain undetected errors and ineffective algorithm, or we fail to properly maintain or promptly upgrade our technology, our results of operations and financial condition may be materially and adversely affected.” As a result, we may pay too much for apartments we lease-in and/or overestimate the rents we may charge our tenants, or our rental apartments may fail to perform as anticipated. See “—We may not be able to successfully identify, secure and develop additional apartments in a timely fashion.”

We assess the financial impact of our underperformed apartments that do not meet the projected operating targets by recognizing impairment loss. We perform an assessment of the carrying value of leasehold improvements and furniture, fixtures and equipment used in each rental apartment at least on a quarterly basis. If the carrying amount of the assets exceeds its expected undiscounted cash flows, we will recognize an impairment loss equal to the difference between the carrying amount and the fair value. In FY 2019, FY 2020 and FY 2021, we incurred impairment loss on long-lived assets of RMB46.2 million, RMB846.8 million and RMB199.6 million (US$31.0 million), respectively. If a larger number of our apartments underperform, our impairment loss would increase, and our results of operations and financial condition would be materially and adversely affected.

Our legal right to lease certain rental apartments could be challenged by apartment owners or other third parties or subject to government regulation, which may adversely affect our business, results of operations, financial condition and growth prospects.

As we lease our rental apartments from the landlords, we do not hold any land use rights with respect to the land on which our rental apartments are located nor do we own any of the rental apartments we sublease to tenants. Instead, our business model relies on leases with third parties who either own or lease the apartments from the ultimate owners. We may not receive all of our rental apartments due to various reasons, including but not limited to landlords’ inability to obtain ownership certificates when the lease agreements were executed. As a result, to the extent the person with whom we enter into a lease-in contract with fails to provide us with the ownership certificate of the rental apartment, we cannot ensure that he or she has the rights with respect to such apartment, including but not limited to leasing such apartment to us and allowing us to lease such apartment to our tenants. While we have performed our due diligence to verify the rights of our landlords to lease such apartments, we cannot assure you that our rights under those leases will not be challenged by other parties including government authorities.

Under the PRC Civil Code, which has taken effect since January 1, 2021, only the owner can have the right, at its full discretion, to possess, use, benefit and dispose of its immovable or movable property pursuant to law. The creation, variation, transfer and extinguishment of immovable real right pursuant to law shall be effective upon registration, unless the law provides the contrary. Accordingly, the local registration authority will issue to the real property owner a property title certificate which clearly indicates the ownership of the property. If the lessee intends to sublease the leased property to a third party, it shall obtain the prior consent regarding such sublease from the owner, otherwise any unauthorized sublease may be unwound by the owner. Therefore, we require the landlords to provide the photocopies of their property title certificates when entering into the lease agreement, to ensure that we will be legitimately entitled to rent out the apartment to our tenants. However, the landlords of the properties offered by the governments to the landlords whose original properties are expropriated or demolished due to public interests may have not obtained the property title certificates in a timely manner due to certain local regulations and practices. In the event that landlords intend to lease their apartments to us before obtaining the property title certificates, as part of our due diligence for verification, we require the landlord to provide evidencing documents that can prove their ownership over the leased properties, including, among other things, (i) housing pre-sale contract, housing purchase agreement and housing purchase invoice, (ii) demolition compensation agreement and demolition settlement agreement, or (iii) the confirmation letter of random draw for demolition settlement properties, confirmation of housing selection, invoice of property management and utilities bills. However, these substitutive documents do not have the same legal force as the property title certificates, and thus it is possible that the party who signs the lease agreement is not the legal and beneficiary owner registered in the title certificate and the lease agreement may be invalidated, which may adversely affect our business, results of operations, financial condition and growth prospects.

In addition, our leased-in apartments may have defects on the land use rights. Under the PRC legal regime regarding the land use right, land shall be used strictly in line with the approved usage of the land. Any change as contemplated to the usages of land shall go through relevant land alteration registration procedures. If any state-owned land is illegally used beyond the approved usage, the land administrative departments of the PRC governments at and above the county level may retrieve the land and impose a fine ranging from RMB10 to RMB30 per square meter of such land. Although we are not the direct subject of such administrative sanction, our business and operation may be adversely affected by such retrieval of land thus incurred.

In the circumstance where our landlords are not the ultimate owners of apartments, no consents or permits were obtained from the owners, the primary lease holders or competent government authorities, as applicable, for the subleases of the apartments to us, which could potentially invalidate our leases or result in the renegotiation of such leases that leads to terms less favorable to us. Some of the apartments we lease from third parties were also subject to mortgages at the time the leases were signed. Where consent to the lease was not obtained from the mortgage holder in such circumstances, the lease may not be binding on the transferee of the apartment if the mortgage holder forecloses on the mortgage and transfers the apartment.

Moreover, under PRC laws, all lease agreements are required to be registered with the local housing bureau. Although failure to do so does not in itself invalidate the leases, lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed timeframe after receiving a notice from the relevant PRC government authorities. While the majority of our standard lease agreements require our landlords to make such registration, most of our leases have not been registered, which may expose both our landlords and us to potential monetary fines ranging from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. We are in the process of registering more-lease agreements. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the contract counterparties. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties.

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

In addition, if any incidents, particularly fire accidents, occur in any of our rental apartments that do not possess the relevant licenses, permits, title certificate or fire safety inspection certificate, or is located on properties where the actual use and the designated land or property use are inconsistent, there could be substantial negative publicity, thereby triggering large scale government actions that impact all of our rental apartments, which in turn will have a material adverse impact on our business, results of operations and financial condition.

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

As of September 30, 2021, we had RMB759.7 million (US$ 117.9 million) bank borrowings, RMB18.1 million (US$2.8 million) rental installment loans from certain financial institutions, and RMB1,024.9 million (US$159.1 million) accrued expenses and other current liabilities. In August 2018, we started to cooperate with a rental service company owned by a bank to source and renovate apartments in Shanghai, Hangzhou and Wuhan, and we account for the arrangement as a capital lease and other financing arrangement. In FY 2021, we terminated the cooperation with the rental service company owned by a state-owned bank. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” Recent interest rates in China have been at historically low levels, and any increase in these rates would increase our interest expense and reduce our funds available for renovation, operations and other purposes. Our current level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. Our outstanding and future loans, combined with our other financial obligations and contractual commitments, could have negative consequences on our business and financial condition.

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

Our management concluded that our internal control over financial reporting is not effective as of September 30, 2021. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, our internal control over financial reporting may not prevent or detect all errors and fraud. A control system, no matter how well it is designed and operated, it cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We are highly dependent on information systems, and if our information systems contain undetected errors and ineffective algorithm, or we fail to properly maintain or promptly upgrade our technology, our results of operations and financial condition may be materially and adversely affected.

Our business relies heavily on our technology-driven, end-to-end systems that are highly technical and complex. Our website, mobile app and internal systems highly depend on the ability of such information systems to store, retrieve, process and manage immense amounts of data throughout each step of our operational process, including, but not limited to, apartment sourcing, price evaluation, room decoration, room display, contract signing and tenant services. For example, tenants need to use our proprietary mobile apps to sign agreements with us, pay rents, open the doors of the rental apartments and their bedrooms, reserve house-keeping services, etc. We also utilize our Smart Pricing System to evaluate the rents of our apartments. In addition, in July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China. In the process of integrating these rental units into our business, we may continue to rely on the information systems provided by the rental service company to operate these rental units before we transfer all required operating information to our own systems. Although we have taken measures such as manually verifying and reconciling data in the information systems provided by the rental service company with the journal accounts, we cannot ensure that these information systems are effective, reliable and efficient as they have not been fully controlled and monitored by us. The information systems on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors, ineffective algorithm or other design defects within the information systems on which we rely may result in a negative experience for our tenants, landlords, third-party service providers, third-party contractors and our employees, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or our intellectual property. Any errors, bugs or defects discovered in the information systems on which we rely could result in harm to our reputation, loss of tenants or landlords or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

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

Information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. In the ordinary course of our business we acquire and store sensitive data, including our intellectual properties, our proprietary business information and personally identifiable information, such as names, identification card numbers, contacts and electronic signatures, of landlords, tenants, employees and third-party contractors and service providers. The secure processing and maintenance of such information is critical to our operations and business strategy. Our landlords, tenants, employees and third-party contractors and service providers expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect and to take adequate security measures to safeguard such information. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by computer hackers, foreign governments or cyber terrorists or breached due to employee error, malfeasance or other unauthorized access or disruptions. Any such breach could compromise our networks and the information stored therein could be accessed, publicly disclosed, misused, lost or stolen. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and third-party data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques.

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

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. The Data Security Law of the People’s Republic of China, which took effect on September 1, 2021, requires that data collection must be conducted in a legitimate and proper manner, and in order to safeguard data, data processing activities must be conducted to comply with respective graded protection systems for cybersecurity. On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law (the “PIPL”), which will take effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. In December 2021, the CAC promulgated the amended Measures of Cybersecurity Review, which will take effect on February 15, 2022. The amended Measures of Cybersecurity Review expands the scope of cybersecurity review to include (i) critical information infrastructure operators (the “CIIOs”) who purchase network products and services, which affects or may affect national security; (ii) operators who engage in data processing activities, which affects or may affect national security; and (iii) operators that are in possession of more than 1 million users’ personal information seeking a listing in a foreign country. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security. The new cybersecurity regime in the legislative process may increase compliance standards on our business operation, and thus have a substantial impact on our business.

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

We depend significantly on the strength of our brands and reputation. If we, our employees, agents, third-party contractors, suppliers, financial institutions or other third parties that we cooperate with engage, or are perceived to engage, in misconduct, fraudulent acts or wrongdoing, our business or reputation could be harmed and we could be exposed to regulatory investigations, costs and liabilities.

Our continued success in maintaining and enhancing our brands and image depends to a large extent on our ability to satisfy the needs of agents, real estate buyers and other market participants by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressure.

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

In addition, third parties that we cooperate with may be subject of various allegations. For example, there have been media reports where our tenant alleged that we and our financial institution partner failed to properly inform him when he entered into a rental installment loan agreement, even though we were not a party to the rental installment loan agreement and there were records showing that the tenant entered into the rental installment loan agreement knowingly. Although we and our financial institution partners have taken measures to avoid similar allegations, including requiring tenants to confirm that they fully understand they are entering into the rental installment loan agreement with a financial institution, we cannot assure you that incidences like this will not happen in the future. Moreover, the contractor we have engaged to manage rental units may have disputes with us, landlords, tenants or other third parties which may lead to negative media reports and litigations and harm our brand and reputation. Media reports of allegations against us or our partners, whether or not proven or with basis, could harm our reputation and impair our ability to attract and retain landlords and tenants. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to cultivate user trust and increase the positive awareness of our website, mobile app and WeChat public accounts, our reputation, brand, financial condition and results of operations may be materially and adversely affected.

Any negative publicity with respect to us, our employees, business partners, contractors, the VIE and its subsidiaries, the apartment rental industry in general, the rental installment loans, or our cooperation with other parties may materially and adversely affect our business and results of operations.

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

•	effectively protect personal information and privacy of our tenants, landlords, employees and third-party contractors and service providers.

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

In addition, negative publicity about the long-term rental market, such as negative publicity about entering into rental installment loan agreements without tenants’ acknowledgement, could harm our reputation and materially and adversely affect our business and results of operations.

If we fail to comply with governmental laws and regulations, or obtain or keep licenses, permits or approvals applicable to our business, our business and operations may be restricted and we may incur liabilities, financial penalties and other governmental sanctions.

Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to file the lease contract with the local real estate administration department. See “Item.—4 B. Business overview—Regulations—Regulations Relating to Leasing.” Furthermore, new regulations may be adopted in the future to increase our compliance efforts at significant costs. For example, national or local regulations requiring companies engaged in apartment rental to register as “apartment rental enterprise” are likely to be promulgated in our existing cities. As of the date of this annual report, all of our PRC subsidiaries that engaged in apartment rental have registered as apartment rental enterprises. We may not be in full compliance with all of the applicable requirements if they are adopted and become effective. Such failure to comply with applicable environmental, health and safety laws and regulations related to our business and apartment rental operation or obtain required permits may subject us to potential monetary damages and fines or the suspension of operations of our company.

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

Moreover, under PRC advertising laws and regulations, we shall ensure that our advertising content is true and accurate and in compliance with applicable laws and regulations. See “Item. 4—B. Business overview—Regulations—Regulations on Consumer Protection.” In addition, where a special government review is required for specific types of advertisements prior to internet posting, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including imposition of fines, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. While we have made significant efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate and in compliance with laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, and results of operations.

Failure to diversify our revenue streams and expand the market acceptance of our products and services may adversely affect our growth.

Most of our revenue in FY 2019, FY 2020 and FY 2021 was generated from rental income collected from our tenants. However, we cannot assure you that our efforts to derive non rental revenue may be successful. Our success depends on our cooperation with third parties and effectiveness of algorithm. See “—We depend on third parties for different aspects of our business and the services that we offer. Our business, results of operation, financial condition and reputation may be materially and adversely affected if the third parties do not continue to maintain or expand their relationship with us, or fail to provide services or products according to the terms of our contracts or otherwise below standard, or by the third parties operational failure.” and “—We are highly dependent on information systems, and if our information systems contain undetected errors and ineffective algorithm, or we fail to properly maintain or promptly upgrade our technology, our results of operations and financial condition may be materially and adversely affected.” Failure to diversify our business may expose our business to concentration risks and harm our operations. Furthermore, we may have limited or no experience in the development, provision, or marketing of non-rental services. As a result of the foregoing, our business may be placed at a disadvantaged position, and our business, financial condition, and results of operations may be adversely affected.

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

We may not have sufficient intellectual property rights in all countries and regions where unauthorized third-party copying or use of our proprietary technology may occur and the scope of our intellectual property might be more limited in certain countries and regions. As of the date of this annual report, we had five computer software copyrights registered with the Copyright Protection Center of China. However, our existing and future computer software copyrights and/or patents may not be sufficient to protect our products, services, technologies or designs and/or may not prevent others from developing competing products, services, technologies or designs. We cannot predict the validity and enforceability of our copyrights and other intellectual property with certainty. Litigation or other proceedings may be necessary to enforce our intellectual property rights. Initiating infringement proceedings against third parties can be expensive and time-consuming, and divert management’s attention from other business concerns. We may not prevail in litigation to enforce our intellectual property against unauthorized use.

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

We must hire and train qualified managerial and other employees on a timely basis to keep pace with our growth while maintaining consistent quality of services across our operations in various geographic locations. We offer structured training programs to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline in one or more of our existing markets, which in turn may cause a negative perception of our brand and adversely affect our business.

We have experienced a leadership transition. Mr. Bing Xiao resigned as our director, effective April 22, 2021. Mr. Guangjie Jin resigned as our chief executive officer, chairman of the board of directors, director, chairman and member of the compensation committee and chairman and member of the nominating and corporate governance committee, effective January 28, 2021. Ms. Qiong Hong resigned as our director and member of the nominating and corporate governance committee, effective January 28, 2021. Mr. Zhaochun Zheng, Ms. Kaiyu Yao and Mr. Wing Cheung Ryan Law resigned as our directors, effective January 28, 2021. Mr. Chengcai Qu, our vice president, director and chief operating officer, was appointed as our chief executive officer, chairman of the board of directors, chairman and member of the compensation committee and chairman and member of the nominating and corporate governance committee effective January 28, 2021. On January 28, 2021, all outstanding share capital of Yijia Inc., which beneficially owns 180,389,549 Class B ordinary shares, was transferred from an affiliate of Mr. Guangjie Jin to High Gate Investments Ltd., which is beneficially owned by Mr. Edmund Koon Kay Tang, as reported in the Schedule 13D filed by High Gate Investments Ltd., among others, on February 2, 2021. Upon completion of this transfer, High Gate Investments Ltd. beneficially owns 180,389,549 Class B ordinary shares, representing 12.6% of the total outstanding ordinary shares and 59.0% of the aggregating voting power in our company.

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

We have granted, and may continue to grant, options, restricted share units and other types of awards to our employees and other persons who contributed to the success of our operations. We account for the compensation costs for our share-based incentives using a fair value-based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. As of the date of this annual report, we issued 86.0 million ordinary shares to Yijia Inc., which are reserved for share-based awards we have granted, or may grant in the future. As of the date of this annual report, we had granted an aggregate number of 70.0 million share options to certain management, employees and non-employees, 35.8 million of which had been forfeited as of the date of this annual report. As of the date of this annual report, the remaining 34.2 million shares options are outstanding. The expense we had recognized for these outstanding share options is US$2.8 million as of the date of this annual report. As of the date of this annual report, no RSU is outstanding. In addition, in September 2019, our board of directors approved our 2019 share incentive plan, or the 2019 Plan, to provide incentives to employees, officers, directors and consultants and promote the success of our business. The 2019 Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering. As of the date of this annual report, we have issued 25,000,000 RSUs under the 2019 Plan, all of which have been exercised.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at our existing locations. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

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

Our revenues were generally higher during the three months ended September 30 of each year, as many students search for apartments in the cities where they are employed after graduation from universities. In addition, during and around the Chinese New Year holidays, which usually fall in January or February, our revenues were generally lower than the other period of the year as people are less likely to move into new apartments or stay in rented apartments during and around Chinese New Year holidays. As a result, even though our revenues rebound in March due to higher demand as labor forces come back to cities in search of jobs after the Chinese New Year holidays, our revenues were generally lower during the three months ended March 31 of each year. Additionally, the COVID-19 pandemic has adversely affected our seasonality pattern. For these reasons, our results of operations may not be comparable from quarter to quarter and have been and may continue to be subject to seasonality.

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

Risks Related to Doing Business in China

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business, and cause the value of our securities to significantly decline or become worthless.

As we mainly conduct our business in China, we may be subject to PRC laws relating to, among others, data security and restrictions over foreign investments in value-added telecommunications services and other industry sectors set out in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020 Edition). Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

We are exposed to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. We are subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. We may also be subject to sanctions imposed by PRC regulatory agencies, including CSRC, if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.

The PRC government may exert, at any time, substantial intervention and influence over the manner our operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. In December 2021, the CAC promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the CRO, in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. The amended Measures of Cybersecurity Review will take effect on February 15, 2022.

Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. When the amended Measures of Cybersecurity Review take effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel, JunHe LLP, do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date of this annual report, we have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our business.

On July 6, 2021, the relevant PRC governmental authorities publicated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we and our PRC legal counsel, JunHe LLP, are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. As advised by our PRC legal counsel, the Draft Overseas Listing Regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes, and thus their interpretation and implementation remain substantially uncertain. It is uncertain whether the Draft Overseas Listing Regulations apply to the follow-on offerings or other offerings of the Chinese companies that have been listed overseas. We cannot predict the impact of the Draft Overseas Listing Regulations on us at this stage.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations.

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

The Foreign Investment Law, may also adversely impact our corporate governance practice and increase our compliance costs. For instance, the Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities. In addition, the Foreign Investment Law allows foreign-invested enterprises established according to the existing laws regulating foreign investment to maintain their current structure and corporate governance during the five-year transition period. This infers that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in the transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance requirements may lead to regulatory incompliance and hence materially and adversely affect our current corporate structure, corporate governance and business operations.

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

We only have contractual control over the entities which own the domain name of our website or are registered as the owner of the mobile apps. We do not directly own the website or mobile apps due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross ministry regulatory matters in relation to the internet industry.

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

Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated after tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

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

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with the SAFE, or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory limitation. Any medium or long-term loan to be provided by us to the VIE must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such recording or registration, our ability to use the proceeds we receive from our initial public offering and other offshore financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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
The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

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

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A rules require that the MOC be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time honored brand. The approval from the MOC shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOC when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted share incentive awards by us, may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plan of Companies Listed Overseas, promulgated by the SAFE in 2012, or the 2012 SAFE Notice. Pursuant to the 2012 SAFE Notice, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any share incentive plan of an overseas publicly-listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of share incentive awards and the purchase or sale of shares and interests. As a public company listed on NASDAQ, we and grantees of our share incentive awards who are PRC citizens or who reside in the PRC for a continuous period of no less than one year will be subject to these regulations. Failure to complete the SAFE registrations may subject the grantees of share incentive awards to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors, executive officers and employees under PRC law.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation, or the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day to day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

On February 3, 2015, the SAT issued the Circular on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to this Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Circular 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Bulletin of SAT on Issues Concerning the Withholding of Non-Resident Enterprise Income Tax at Source, or Bulletin 37, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. Bulletin 37, among other things, simplified procedures of withholding and payment of income tax levied on Non-Resident Enterprises.

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

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

The U.S. Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with this annual report on Form 20-F), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including NASDAQ, or in the over-the-counter trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction, and such identified auditors, the PCAOB Identified Firms.  The first list of PCAOB Identified Firms was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release. The SEC will review annual reports filed with it for fiscal years beginning after December 18, 2020 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC.  If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an the trading order that will implement prohibitions described above.

If we are unable to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, a trading prohibition for our ADSs could be issued shortly after our filing of the third consecutive annual report on Form 20-F for which we have retained a PCAOB Identified Firm. Our current independent accounting firm, Marcum Bernstein & Pinchuk LLP, whose audit report is included in this annual report on Form 20-F, is headquartered in Manhattan, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB December Release, However, given that all PCAOB-registered firms in China were included on that list, our ability to retain an auditor subject to PCAOB inspection and investigation may depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. Recent developments with respect to audits of China-based companies create uncertainty about the ability of Marcum Bernstein & Pinchuk LLP to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities. Marcum Bernstein & Pinchuk LLP’s audit working papers related to us are located in China. The PCAOB has not requested Marcum Bernstein & Pinchuk LLP to provide the copies of these audit working papers and as a result, Marcum Bernstein & Pinchuk LLP has not sought permission from the Chinese authorities to provide copies of these materials to the PCAOB, but there is no assurance that they would be able to obtain such permission. More broadly, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges.  However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation.  Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. If this bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of a second consecutive annual report on Form 20-F in which our auditor for such reports is a PCAOB Identified Firm.

If our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price.  If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so.  Furthermore, if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.

In addition to the issues under the HFCA discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of the independent registered public accounting firm. Our current independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2018 and an ongoing inspection that started in November 2020. However, as noted above, recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm, Marcum Bernstein & Pinchuk LLP. Moreover, our former independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, which was included as a PCAOB Identified Firm in the PCAOB December 2021 Release, is not currently inspected fully by the PCAOB. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of a China-based independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in the stock to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

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

Future developments in respect of the issues discussed above are uncertain, including because the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule making process and other administrative procedures. However, if any of the administrative proceedings, legislative actions or regulatory changes discussed above were to proceed in ways that are detrimental to China-based issuers, it could cause us to fail to be in compliance with U.S. securities laws and regulations, we could cease to be listed on NASDAQ or another U.S. exchange, and U.S. trading of our shares and ADSs could be prohibited. Any of these actions, or uncertainties in the market about the possibility of such actions, could adversely affect our access to the U.S. capital markets and the price of our ADSs and ordinary shares and could result in adverse consequences under our outstanding borrowings.

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

Since the ADSs became listed on NASDAQ on November 5, 2019 to the date of this annual report, the trading price of our ADSs has ranged from US$0.268 to US$20.44 per ADS. The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of the ADSs.

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

If we fail to meet the applicable listing requirements, NASDAQ may delist our ADSs from trading on its exchange in which case the liquidity and market price of our ADSs could decline and our ability to raise additional capital would be adversely affected.

Our ADSs are currently listed for trading on the NASDAQ Global Market. There are a number of requirements that must be met in order for our ADSs to remain listed on the NASDAQ Global Market, including but not limited to the minimum bid price of at least US$1.00 per ADS, and the failure to meet any of these listing standards could result in the delisting of our ADSs from NASDAQ. On September 28, 2021, NASDAQ notified us that our company did not maintain a minimum bid price of US$1 per ADS and provided our company a compliance period of 180 calendar days in which to regain compliance. We cannot assure you that we will be able to regain compliance within the 180-day period or comply with all Nasdaq Listing Rules at all times in the future, or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by NASDAQ, including but not limited to delisting.

Any potential delisting of our ADSs from the NASDAQ would make it impossible for our shareholders to sell our ADSs in the public market and will result in decreased liquidity, limited availability of market quotations for our ADSs, limited availability of news and analyst coverage on us and decrease in our ability to issue additional securities.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of the date of this annual report, we had 1,655,048,760 ordinary shares outstanding, including 638,607,300 Class A ordinary shares are represented by ADSs. We have charged 77,100,000 Class A ordinary shares, which are our treasury shares, to a third party. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” for more details. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of the ADSs to decline.

We have granted equity-based awards to certain management, employees and non-employees. In addition, we adopted a share incentive plan in 2019, or the 2019 Plan, under which we may have the discretion to grant a range of equity-based awards to eligible participants. We intend to register all ordinary shares that we have issued or that we may issue in connection with any employee share-based awards. Once we register these ordinary shares, ADSs representing them can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock up agreements described in the “Underwriting” section of the final prospectus dated November 4, 2019 for our initial public offering. If ADSs representing a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of the ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase the ADSs.

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

Our dual class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have a dual class share structure. As of the date of this annual report, High Gate Investments Ltd. beneficially owns all of our issued Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our proposed dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, High Gate Investments Ltd. beneficially owns 180,389,549 Class B ordinary shares representing 55.0% of the aggregate voting power of our company due to the disparate voting powers associated with our dual class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual class share structure and the concentration of ownership, High Gate Investments Ltd. has considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. It may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

•

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

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards. Currently, we follow our home country practices and rely on certain exemptions provided by the NASDAQ Global Market corporate governance listing standards to a foreign private issuer, including exemptions from the requirements to have:

•	majority of independent directors on our board of directors;
•	a minimum of three members in our audit committee;
•	only independent directors being involved in the selection of director nominees and determination of executive officer compensation;
•	regularly scheduled executive sessions of independent directors;
•	a quorum of annual general meeting which is no less than 33 1/3% of our outstanding shares; and
•

shareholder approval prior to an issuance of securities in connection with (i) acquisition of the stock or assets of another company, (ii) change of control, (iii) equity compensation, and (iv) transactions other than public offerings.

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

A non-U.S. corporation will be a “passive foreign investment company”, or PFIC, if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of our VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current year or in a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC. In addition, the treatment of our rental income as active for purposes of these tests depends upon whether we conduct sufficient marketing or other activities with respect to the rented properties in each taxable year to meet the requirements for an active rental business under applicable Treasury regulations, which may be uncertain.

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

On August 2, 2013, Q&K Fashion incorporated Shanghai Qingke E commerce Co., Ltd, or Q&K E-commerce. On March 17, 2015, Q&K E-commerce incorporated Shanghai Qingke Equipment Rental Co., Ltd., or Q&K Equipment Rental. From 2013 to 2015, Q&K Fashion transferred all of its shareholding over Q&K E-commerce to several investors and our founder and former chief executive officer, Mr. Guangjie Jin, allowing the latter to obtain control through majority equity ownership.

To facilitate financing and offshore listing, we underwent a series of reorganization, or the Reorganization as follows. We incorporated Q&K International Group Limited in the Cayman Islands as our offshore holding company in August 2014. In April 2015, Shanghai Qingke Investment Consulting Co., Ltd., or Q&K Investment Consulting, was incorporated as Q&K International Group Limited’s wholly owned subsidiary in the PRC. Shortly thereafter, Q&K International Group Limited issued ordinary shares to the offshore entities designated by then shareholders of Q&K Fashion in proportion to these shareholders’ then shareholding percentage in Q&K Fashion. In April 2015, Q&K Investment Consulting entered into a series of contractual arrangements with the VIE, Guangjie Jin, Bing Xiao, and Xiamen Siyuan Investment Management Co., Ltd. The contract arrangements enable us to obtain control over the VIE and its subsidiaries. The contractual arrangements consist of shareholder voting proxy agreements and powers of attorney, exclusive technology service agreement, exclusive option agreement, equity interest pledge agreement and spousal consent letter. In the meantime, Q&K Fashion transferred all its net assets to Q&K Equipment Rental, a subsidiary of our VIE. Both Q&K International Group Limited and Q&K Fashion were controlled by Mr. Guangjie Jin before and after the Reorganization, and therefore we consider the Reorganization as a reorganization of entities under common control.

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

To fund our acquisition of certain lease contracts and other related assets, in July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 104,871 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to January 2022, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$20.8 million at par and warrants to purchase 313,966 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements.

On October 26, 2021, we transferred all of our equity interest in the WFOE to Wangxiancai Limited, which is beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party, for nominal consideration (the “Equity Transfer”). The WFOE had a series of contractual arrangements with the VIE, through which we carried out certain rental apartment operation business prior to the Equity Transfer. The WFOE and the VIE, on a consolidated basis, had been loss making. According to the contractual arrangements, the VIE agreed to pay service fees equivalent to no less than 100% of its annual net profit to the WFOE. However, the VIE had never paid any service fee to the WFOE under the contractual arrangement as it had been loss making. The Equity Transfer was performed to dedicate our business resources to operate higher-quality rental apartments through our subsidiaries in China. As a result of the Equity Transfer, we no longer conduct any operation through a variable interest entity.

Our principal executive offices are located at Suite 1607, Building A, No.596 Middle Longhua Road, Xuhui District, Shanghai, 200032, People’s Republic of China. Our telephone number at this address is +86-21-6417-9625. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1 1111, Cayman Islands.

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

We are a leading technology-driven long-term apartment rental platform in China, offering young, emerging urban residents conveniently located, ready to move in, and affordable branded apartments as well as facilitating a variety of value-added services. We are one of the pioneers in providing branded rental apartments in China. Under our dispersed lease-and-operate model, we lease apartments from landlords and transform these apartments, mostly from bare-bones condition, into standardized furnished rooms to lease to people seeking affordable residence in cities, following an efficient, technology-driven business process. Our period-average occupancy rates was 83.8% and 89.9% in FY 2020 and FY 2021, respectively.

Driven by the rapid urbanization, rising housing prices, millennial mindsets of sharing economy, and supportive government policies, branded long-term rental apartment service is an underpenetrated, fast-growing industry in China. An increasing number of young people in China move to cities for education or work and seek affordable long-term rental apartments. Traditionally, tenants rely on rental agencies or deal with individual landlords to rent apartments and have to contact individual landlords, who at times may not be responsive, for maintenance and repair during the lease. In the meantime, landlords need to handle apartment maintenance and repair and collect rentals all by themselves. In recent years, branded apartment operators have emerged to provide a one-stop, more efficient and hassle-free rental experience for tenants as well as landlords. In addition, central and local governments in China have adopted policies to incentivize and support the growth of the apartment rental sector, including offering equal access to public services and schools to both renters and homeowners, reducing income tax, and medical insurance and social security payment ratio for individuals with monthly income below RMB10,000.0 (US$1,472.8) our target customer group.

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

We strategically focus on sourcing apartments under the dispersed model in relatively inexpensive yet convenient locations, typically near subway stations, to provide our tenants value for money. We do not own our rental apartments but lease them from our landlords under long-term leases. Our leases with landlords usually provide for a minimum term of five to six years, or lease-in contract lock-in period, and can be extended for up to two to three years. During the lease-in contract lock-in period, neither landlords nor us may terminate the lease without paying a penalty equal to the rentals for the remaining lease-in contract lock-in period. For leases with landlords entered into in April 2019 or after, if the monthly rentals (after discount for rental prepayment) that we receive from tenants are lower than our monthly rental to landlords for six consecutive months, we have the right to renegotiate for a lower monthly rental to landlords or terminate the relevant leases with landlords. We typically convert a leased-in apartment to add additional bedroom, or the N+1 model, and rent each bedroom separately to individual tenants after standardized decoration and furnishing. The N+1 model further increases affordability and provides flexibilities and co rental efficiency for tenants. Each of our rental apartments typically has three rental units. Our leases with tenants typically have a contracted lease term of 3 to 12 months. In FY 2021, the average contracted lease term of our terminated leases with tenants was 11.4 months. In the same period, tenants of 61.3% of our leases remained in their rental units through the end of the contracted lease term. If a tenant chooses to terminate the lease during the lock-in period, except for termination during the first week of the lease, the tenant’s security deposit will be forfeited. After the lock-in period, the tenant may terminate the lease anytime without penalty. In FY 2021, tenants on average stayed in our rental units for 8.2 months.

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

We cooperate with third parties, including professional home service providers, e-commerce companies, and other service providers to manage the rental units as well as facilitate a wide array of value-added services for our tenants, such as broadband internet. These initiatives cater to tenants’ lifestyle demand and help them live more conveniently and comfortably. This, in turn, helps improve our brand loyalty and increase revenue per tenant. Revenue from value-added services and others as a percentage of our net revenues decreased from 11.7% in FY 2019 to 8.5% in FY 2020, and then increased to 9.4% in FY 2021.

In early 2020, we started to expand our business to Sichuan and Chongqing by acquiring lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company. Pursuant to the agreement with this rental service company, we were required to pay a consideration of RMB580.0 million, consisting of cash and our Class A ordinary shares, subject to adjustments based on the quality of the assets according to the agreements, to this rental service company by the end of 2020. However, given the closing conditions were not fulfilled by September 30, 2020, this acquisition has been terminated in substance pursuant to the agreement. We did not pay any consideration, and the deposit of RMB200.0 million we paid in January 2020 was fully returned to us. We have agreed to pay back the RMB8.0 million that this rental service company paid us before the termination of this acquisition.

In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire-lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. Unlike rental units we directly operate and manage, these rental units had been renovated at the time we acquired the lease contracts. We have carried out due diligence to verify the authenticity and the quality of these rental units, including but not limited to site visits, calls with landlords and tenants of these rental units, and verification of the operating data such as occupancy rate and rental margin of these rental units provided by the rental service company. We have engaged a third-party contractor to manage these rental units, including but not limited to marketing, maintenance, tenant screening, communications with landlords and tenants. We take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month. We are in the process of integrating these rental units into our system. To finance this acquisition, in July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 104,871 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to January 2022, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$20.8 million at par and warrants to purchase 313,966 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements. We paid US$5.8 million to the transferor to settle the first installment of the consideration. In May 2021, the remaining consideration for the acquisition consisted of US$23.2 million in cash and RMB289.7 million worth of our Class A ordinary shares and we entered into supplemental agreements with the rental service company and its affiliates, pursuant to which we settled the remaining consideration by delivering 186,375,850 Class A ordinary shares to them. They are entitled to sell these Class A ordinary shares in the open market, subject to certain lock-up arrangements. Among the 186,375,850 Class A ordinary shares delivered, we are obliged to (i) make up the shortfall if the proceeds they receive from the sale of 57,786,458 Class A ordinary shares are lower than US$0.4014 per share and (ii) repurchase 20,860,749 Class A ordinary shares at US$0.4015 per share in installments if they do not trade these shares in the open market, subject to the terms and conditions set forth in the agreements with them. We will also issue in installments, to a third-party contractor that manages the rental units as previously announced, up to 99.6 million Class A ordinary shares, subject to certain performance indicators and other terms and conditions set forth in the agreement.

For the risks associated with being based in or having the majority of our operations in China, see “Part I—Risks Associated with Being Based in or Having the Majority of the Operations in China.” For the risks associated with the HFCA Act, see “Part I—Risks Associated with the Holding Foreign Companies Accountable Act.”

Our Apartment Network

We started the apartment rental business in 2012 in Shanghai, one of the most prosperous cities in China with the largest migrant population. Leveraging the experience and knowledge accrued in managing rental apartments in Shanghai, we have expanded to other top-tier cities, including Shanghai’s adjacent Suzhou market in 2013 and Hangzhou in 2016, and subsequently Nanjing, Wuhan and Beijing in late 2017. In December 2019, we started to expand our apartment network to Tianjin. In FY 2021, 24.4% of our leases with landlords, or leases of 20,058 rental units, were terminated as we strategically reduced the number of leases with landlords to reduce the rentals we need to pay to the landlords, in response to the lower tenant demand and thus, lower occupancy rate and revenues from tenants which were not sufficient to cover the rentals we need to pay to the landlords due to the COVID-19 pandemic in China. This helped us to optimize our portfolio and mitigate the adverse effect of the COVID-19 pandemic on our business, cash flow and financial conditions. We had also actively seeking high quality apartments in FY 2021. In July 2020, we expanded our apartment network by acquiring lease contracts with landlords and tenants and related fixtures, equipment and other assets from a rental service company for approximately 72,000 rental units in various cities across China, and now our rental units locate in to Beijing, Chengdu, Changsha, Fuzhou, Hefei, Jinan, Kunming, Ningbo, Nanchang, Nanjing, Nanning, Qingdao, Suzhou, Xi’an, Tianjin, Shijiazhuang and Chongqing. As of September 30, 2021, we had 62,757 available rental units under management spread across China.

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

Business Flow
Key Process
System Coverage
Apartment Sourcing
Apartment Information Collection
Market Research and Analysis
Lease-in Contract Signing
Rental Pricing
Landlord Confirmation
Apartment Sourcing System
Smart Pricing System
Qingke APP
Apartment Renovation
Apartment Intelligent Design
Remote Project Acceptance
Cooperation with Rental Service Company
Decoration Project Bidding
Labor Cost Settlement
Project Management System
Apartment Marketing
Rental Unit Lease-out Pricing
Housing information distribution
Website/App Room Showing
Room Display Approval
Smart Pricing System
Sales Management System
Room Distribution System
Sales Tracking
Leads Collection
Return Visit
Sales Performance Statistics
Leads Bidding
Housing Manager System
Contract Signing
Customer Room Reservation
Tenant Vetting
Door Lock and Electricity Activation
Rental Installment Loan Application
Qingke App Contract Signing
Bill Payment
Business Financial System
Loan Installment Management System
Qingke APP
Value-added Services
Door Open Service
Self-help Electricity Bill Payment
Online Repair Request
Self-help Payment
Broadband Fee Payment
Service Evaluation
Qingke APP/Web
Qingke Bao APP

Apartment Sourcing

Overview

We have followed a disciplined and systematic process to expand our apartment network. This involves comprehensive market research of macro factors and local government policies on apartment rental, in depth analysis of local market supply and demand dynamics through collecting and analyzing relevant data, including housing sales transaction information, residential building vacancy rate, rental demand, and rental price development. We conduct in-person visits to relevant neighborhoods and real estate agencies nearby to get first-hand experience of traffic flow, e.g., proximity to a subway station or other local traffic or commercial hub; competitive landscape, including the presence of any other branded long-term apartment operators or individual landlords; and abundance of available-for-rent apartments with ample room for revitalization and optimization, such as existence of a newly developed property complex for people re locating from previously owned properties in urban planning.

We gather information of available for rent apartments from both online and offline channels. Online channels include our mobile APP, which can be used by property owners to submit information of their available for rent apartments, and third-party channels including classified ads websites. Our sourcing staff also gather leads of available for rent apartments from local neighborhood committees and property managers, and real estate agencies nearby during their field visits to the relevant neighborhoods.

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

In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company, Great Alliance Co-living Limited, and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China. We have carried out due diligence to verify the authenticity and the quality of these rental units, including but not limited to site visits, calls with landlords and tenants of these rental units, and verification of the operating data such as occupancy rate and rental margin of these rental units provided by the rental service company.

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

Our Lease-in Contracts

The transparent pricing mechanism enabled by our Smart Pricing System has helped us in our sales pitches to landlords and tenants to negotiate favorable rents and lease terms. In July 2020, to replenish and expand our rental units portfolio, we acquired lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China from another rental service company. Since July 2020, the term of our leases with landlords has been typically five years, or the lease-in contract lock-in period. Before July 2020 and from 2017, we typically entered into a lease with a landlord with a minimum term of six-year period, or lease-in contract lock-in period, which shall be extended for up to two years, at the landlord’s discretion. Before 2017, we typically entered into a lease with a landlord with a minimum term of five-year lease-in contract lock-in period, which shall be extended for up to three years, at the landlord’s discretion. During the lease-in contract lock-in period, neither landlords nor us may terminate the lease without paying a penalty equal to the rentals for the remaining lease-in contract lock-in period. As of September 30, 2021, our average lease-in contract lock-in period was 49.5 months and a majority of our apartments contracted were less than two years into leases with landlords. We typically manage to obtain a rental free period of 30 to 90 days from our landlords. Additionally, we generally lock in the lease-in cost for the first two years. Below is the expiration table of our leases with landlords as of September 30, 2021 assuming all landlords terminate the lease upon the expiry of the lease-in contract lock-in period.

	Total	Leases expiring by the end of
	leases with landlords	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031 and after
Number of rental apartments with	62,757	10,870	15,723	18,929	9,746	3,466	1,050	1,520	1,093	145	215
Average annual straight-lined rental cost represented by (RMB in million)	50.1	75.4	134.0	153.4	78.0	26.9	8.5	12.6	9.0	1.3	2.4
Percentage of total annual straight- lined rental cost (%)	100%	5.0%	17.9%	30.7%	20.8%	9.0%	3.4%	5.9%	4.8%	0.8%	1.6%

We usually do not need to prepay security deposits to landlords. After the rent free period, we usually prepay rentals on a quarterly basis. As we expand and our reputation grows, an increasing number of landlords no longer require us to pay security deposits. If a landlord terminates the lease during the lease-in contract lock-in period, he or she is required to compensate us for the amount equivalent to the rental income of the remaining period of the lease. At the end of the lease term, we may take all non-fixtures such as electric appliances that we have installed in the apartment. Landlords generally give representations on the authority to rent out the apartment and apartment condition. For leases with landlords entered into in April 2019 or after, if the monthly rentals (after discount for rental prepayment) that we received from tenants are lower than our monthly rental to landlords for six consecutive months, we have the right to renegotiate for a lower monthly rental to landlords or terminate the relevant leases with landlords.

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

Apartment Marketing and Leasing

Apartment Marketing

We conduct the majority of our marketing and sales process online, which improves our efficiency and provides a more convenient and transparent rental experience for tenants. We list the apartments on our website and mobile applications. Prospective tenants can search and view an apartment, and sign the lease online or via our interactive APP. Leveraging our data analytics, our APP displays available apartments in tenants’ vicinity matching their inferred location and budget based on the price tiers of their smartphones, and the tenants may further fine tune the search results using various criteria including location, rental price, proximity to subway line etc., making apartment searching more efficient. As of the date of this annual report, for a majority of our listings, in addition to pictures, we also provide a 360 degree video of the apartments to give potential tenants a better view and to improve the efficiency of apartment viewing. Besides the searching and viewing functions, our APP also allows tenants to make appointments for in-person apartment viewing and interact with our sales staff live.

Mobile Map-based Apartment Search Interface on our APP

In addition to our website and APP, we use third-party platforms to promote our apartment rooms and acquire potential tenants, including search engines, online classified information platforms, online rental listing websites, and agents’ WeChat corporate accounts.

In FY 2021, substantially all of our tenants were sourced online.

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

We have adopted a compensation structure for our sales staff, designed to better align their interest with ours to achieve a higher rental spread and reduce tenant acquisition costs. Our sales staff are generally paid a base salary plus performance-linked bonuses and other incentives to encourage full price sales and longer term leases.

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

Tenant Relations and Property Maintenance

We provide after-rent services including bi-weekly cleaning of the common spaces and repair services as requested by tenants via our APP, our call centers and local property management office. Leveraging our technology platform, we have developed a number of services to improve the efficiency of our property maintenance practices and maximize tenant satisfaction. These include:

Smart door lock service. All our apartment and bedroom doors are equipped with smart digital locks and tenants can enter by tapping a digital access card. Some of our smart digital locks are equipped with Bluetooth function so that tenants can enjoy key-less apartment and bedroom access by logging into our APP with their accounts and passwords and pressing “I want to unlock a door” button in our APP. Our APP then sends a signal via Bluetooth to the digital locks on the apartment and bedroom doors. Alternatively, by tapping digital access cards or calling our call center, tenants may open the apartment and bedroom doors when their mobile phones run out of battery or lose internet access. In addition, through our digital locks, we have the ability to control the access to our apartments and bedrooms and may take over the relevant property if a tenant defaults on payment after sufficient warning pursuant to our lease agreement and the relevant PRC laws.

Repair request and service evaluation. Tenants may submit repair and maintenance requests on our APP, such as reporting a malfunctioning home appliance. Our service center will schedule appointments with tenants within 24-48 hours based on the urgency of such requests. To ensure the quality of the repair provided by our service providers, we ask our tenants to fill out a service evaluation questionnaire on our APP after the appointments.

We outsource the cleaning, maintenance and repair services to qualified third-party service contractors, who compete for orders on our bidding system. To ensure the quality of the cleaning and repair services, contractors are required to upload pictures of work sites after completion of each service for our inspection and approval.

Our apartment managers regularly visit our apartments to inspect their condition, paying particular attention to potential safety hazards as well as potential causes of damage that could result in significant maintenance costs if left unaddressed, assess and document interior and exterior condition, and determine whether the tenant is adhering to the terms of their lease. They also schedule periodic in-person checks on service contractors’ work quality. In addition, our apartment managers conduct inspections prior to scheduled tenant move outs to notify tenants of any repairs they may need to undertake prior to moving out of the property, in order to avoid forfeiture of part or all of their security deposit. These inspections also allow us to begin preparing a scope of work and budget for the turnover work we undertake to prepare our apartments to be re-leased to a new tenant, and increase our ability to pre-market our apartments.

Self-help rental and bill payment. Our tenants may pay rental and utility bills via our APP. Our APP consolidates all outstanding bills and connects to tenants’ bank accounts. Once we receive the authorization from the tenants, our APP will automatically deduct the authorized amounts from the tenants’ accounts to settle the bills.

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

In July 2020, to replenish and expand our rental units portfolio, we acquired lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China. We have engaged a third-party contractor to manage these rental units, including but not limited to marketing, maintenance, tenant screening, communications with landlords and tenants. We take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month. For the management of these rental units, we are in the process of integrating these rental units into our proprietary system and APP, and before this process completes, some of these rental units are still managed using the third-party contractor’s system.

Our Apartments and Services

Our Rental Units

Our rental units typically had net area (excluding common spaces) from 10 square meters to 15 square meters, with monthly rental from RMB350 to RMB18,200 in FY 2021, depending on factors including location and type of housing. Our rental units are generally fitted with standardized interior styles, and are equipped with air conditioners and basic furniture including a bed, a wardrobe, a desk and a chair. Bathrooms and kitchens are equipped with standardized electrical appliances. We install a digital lock and separate electricity meter for each bedroom. All our apartments have pre-installed broadband internet access including Wi Fi.

The following are pictures of our standard bedrooms, bathroom and kitchen.

Standard Bedrooms

Standard Kitchen and Bathroom

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

Contracted lease term. Typically 3 to 12 months. Rental is fixed through the term of the lease. During the contracted lease term, typically, termination will result in forfeiture of the security deposit. On September 30, 2021, the average contracted lease term of our outstanding leases was 11.4 months.

Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. Before this, if a tenant’s rental installment loan application was approved, his or her lease would be subject to a lock-in period of 12 months or longer. If the rental installment loan application was denied, his or her lease would not be subject to such lock-in period and he or she might move out after all prepaid rents were used or enter into a new lease with us with an agreed lock-in period. On September 30, 2021, none of our tenants was in the process of applying for rental installment loans.

In FY 2019, FY 2020 and FY 2021, tenants on average stayed in our rental units for 7.8 months, 8.8 months and 8.2 months, respectively.

Security deposit. Usually one to two months’ rental to cover damages to the apartment, potential loss, tenant default and certain early termination as described below.

Rental prepayment and payment frequency. Tenants are required to pay for the rental in advance every three months during the contracted lease term. We subsidize the interest payment for rental installment loan offered by our financial institution partners. The rental prepayment helps us finance our expansion and operation.

Upon termination of the lease, we will return the unused portion of any prepaid rental to the tenant, or the financial institution where the tenant utilized the proceeds from the rental installment loan granted by the financial institution to prepay the rental. It is common for tenants to terminate the leases before the expiration of the lease term. In FY 2021, 38.7% of our terminated leases with tenants were terminated before the expiration of the contracted lease term.

Tenants’ initial stays. To encourage prospective tenants to try out our apartments, we have put in place a policy to allow tenants to cancel leases within three days from the move-in date, and we will return all rental, deposits and fees penalty free. If a new tenant cancels the lease on the fourth to seventh day, we will return all unused rental, deposit and fees penalty free. In FY 2021, approximately 3.7% of our leases with tenants were terminated during the first week of their leases.

Termination. If a tenant chooses to terminate the lease during the lock-in period, except for termination during the first week of the lease, the tenant’s security deposit will be forfeited and other fees may apply. After the lock-in period, the tenant may terminate the lease anytime without penalty. If we choose to terminate the lease before the expiry of the lease term, except for termination upon tenant’s default, we will generally facilitate tenant relocation and subsidize relocation related expenses.

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

Our Value-added Services

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

We cooperate with third-party service providers to offer complementary bi-weekly cleaning of common spaces, and broadband internet and bedroom cleaning at a charge. Tenants can subscribe to the broadband internet service package or book the bedroom cleaning service through our APP.

Cooperation with Third-party contractors to Manage Rental Units

We started to expand our cooperation with third-party contractors to manage rental units. In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire-lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China. We have engaged a third-party contractor to manage these rental units, including but not limited to marketing, maintenance, tenant screening, communications with landlords and tenants. We take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month. We are in the process of integrating these rental units into our system.

Our Data Analytics and Data Security

Our Data Analytics

We have accumulated extensive data from apartment rental and other related activities, including apartment information data, project management data, and data on landlord and tenants’ attributes. We have optimized our database structure to make it more suitable for AI and machine learning processes. The data we have accumulated are continuously fed into and refine our data analytics, which are the backbone of our business. Our big data analytic capabilities enable us to achieve data fusion across business scenarios upon our core database to drive our operation efficiency and additional revenue opportunities. As of September 30, 2021, our research and development team of eight data scientists and engineers worked continually to optimize our proprietary analytical models and improve our analytic capabilities.

For example, once information of available for rent apartments is input into our system, we store, cleanse, structure and encrypt the data, including landlord information, apartment information including price, location, residential compound name, floor, layouts, size, etc., for modeling exercise in an aggregated and anonymized fashion. Our technology-driven Smart Pricing System estimates appropriate rental cost and price by selecting and parsing historical rentals from recent comparable transactions in adjacent area from our own transaction data and public market data collected from third parties, and then automatically adjusts the level of the rentals based on multiple influencing factors, including size, orientation, and floor (high, medium or low). Our data analytics enable us to effectively manage occupancy rates and rental rates and implement and adjust our marketing strategy based on real-time data feedback.

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

We have also accumulated valuable data on our tenants from the apartment leasing process and after-rent services. Leveraging these data insights and our data algorithms, we are able to predict tenants’ interests to construct big data recommendation engines. This enables us to implement more tailored marketing and explore additional revenue opportunities.

Data Privacy and Security

Data privacy is of utmost importance to us. We dedicate significant resources to the goal of strengthening our user privacy protection, promoting a safe environment, and ensuring the security of user data.

Our tenants or landlords are required to register an account on our APP and sign up to a user agreement in the registration process. The user privacy section of the user agreement describes our data use practices and how privacy works. Specifically, we undertake to manage and use the data collected from users in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss, or leak of user data and will not disclose sensitive user data to any third party without users’ approval except under legal requirement or certain circumstances specified in the user agreement. In addition, we use a variety of technologies to protect the data with which we are entrusted and have a team of privacy professionals dedicated to the ongoing review and monitoring of data security practices. For example, we store all user data in encrypted format and strictly limit the number of personnel who can access those servers that store user data. Only our senior management team and employees whose work is directly related have access to the data, and all of our employees must acquire prior approval to download any data. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access.

We are committed to maintaining a secure information technology infrastructure. We have been granted a Level 3 data protection certification for our system by the relevant PRC regulatory authority, the highest level achievable by a non-financial institution in China. We have built a firewall that monitors and controls incoming and outgoing traffic and will automatically take reactive measures against threats. We also have a firewall between our private cloud services and public cloud services. We segregate our internal databases and operating systems from our external-facing services and intercept unauthorized access. We encrypt our data transmission, especially user data transmission, using sophisticated security protocols and algorithms to ensure confidentiality. We back up our user data and operating data on a daily basis in separate back-up systems to minimize the risk of user data loss or leakage. In particular, we have adopted comprehensive policies and measures to comply with the relevant PRC secrecy laws and regulations. We also provide personal information security protection training to our relevant employees, and require them to report any information security breach. Upon the occurrence of an information security breach, we will follow pre-determined procedures and systems to respond to any such incident in accordance with our policies and measures. We have also adopted and implemented a comprehensive set of rules and policies relating to information system integrity to prevent physical and cyberspace security breach, such as running code tests before applying new codes. We perform periodic reviews of our information technology infrastructure, identifying and mitigating problems that may undermine our system security.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection.

In December 2021, the CAC promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the CRO, in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. The amended Measures of Cybersecurity Review will take effect on February 15, 2022. In August 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Moreover, pursuant to the Personal Information Protection Law, persons who seriously violate this law may be fined for up to RMB50 million or 5% of annual revenues generated in the prior year and may also be ordered to suspend any related activity by competent authorities.

In November 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under laws such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme, under which data is largely classified into three categories: general data, important data and core data. Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. When the amended Measures of Cybersecurity Review take effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel, JunHe LLP, do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date of this annual report, we have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our business.

On July 6, 2021, the relevant PRC governmental authorities publicated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we and our PRC legal counsel, JunHe LLP, are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

As there are still uncertainties regarding these new laws and regulations as well as the amendment, interpretation and implementation of the existing laws and regulations related to cybersecurity and data protection, we cannot assure you that we will be able to comply with these laws and regulations in all respects. The regulatory authorities may deem our activities or services non-compliant and therefore require us to suspend or terminate our business. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect our business, financial condition, results of operations and reputation.

Technology Systems and Infrastructure

Our technology-driven, end-to-end systems are built on a highly-scalable and reliable public and proprietary cloud-based technology infrastructure. We have invested heavily in standardization of our technology systems, which are in continuous maintenance and upgrade processes and built to have scalability to support our growth. Our information technology system includes (i) front end mobile applications such as our APP and mini program on WeChat; (ii) business management systems for each step of a rental transaction, such as our smart pricing and contractor bidding systems, (iii) support and management systems to provide back office and operational management support, such as management reporting and performance evaluation and (iv) Internet of things technology to remotely manage our dispersed apartments, e.g. our smart electric meters and smart door locks.

We have built an efficient, scalable and stable information technology infrastructure to provide strong computing ability for our information systems. Our technology infrastructure has been fully integrated with our computer environments and business requirements to serve as a powerful engine for business operation. As of September 30, 2021, our information technology infrastructure included seven data centers and about 211 servers, with over 391 access nodes and with storage capacity of over 739 terabytes.

•

Real-time analytics. We ingest a large amount of data through multiple highly optimized points and analyze them using both offline batch processing and online real-time processing through streaming technologies. This architecture allows us to combine multiple data dimensions and apply various machine learning algorithms in real-time to our data, including in rental pricing and contractor bidding for renovation projects. For example, our system analyzes potential tenants’ traits simultaneously while they are searching for rental units on our APP, and recommends relevant rental units based on their location and budget, etc. as inferred by our data analytics. In addition, we adjust the number of new apartments to be leased in simultaneously according to our real-time lease-out operating data.

•

Scalability. With modular architecture that is built to be horizontally scalable, our technology systems can be easily expanded as data storage and processing requirements increase to support our centralized management of a large dispersed portfolio of apartments. For example, our third party servers can be expanded within a few minutes by simply submitting an expansion request. Our data repositories are clustered and our data processing architecture is distributed in several cities in China, which supports efficient expansion. When need arises, we can easily add servers and integrate them into our existing server clusters as either data nodes or processing nodes.

•

Stability. Our technology layers have built in software and hardware redundancy and will automatically switch if any error is detected. We implement a real-time data backup mechanism to ensure the reliability of our information technology infrastructure. Our system adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. In addition, we have implemented a disaster recovery plan that involves hosting our information technology infrastructure in separate locations in China, including third party backup data servers for disaster recovery. We believe our information technology infrastructure is highly stable. We have not experienced any major interruption of our information technology infrastructure since inception.

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

We cooperate with a number of financial institutions, which provide rental installment loans to our tenants, and we provide guarantee. We may also provide additional credit enhancement in the form of security deposits, usually no more than 5% of the total outstanding loan balance with the relevant financial institutions with respect to our tenants’ repayment of the loans. We seek to prevent and minimize the risk of tenant default through our robust, standardized tenant screening process (which includes credit checks, evaluations of household income and criminal background checks), and technology, including the installation of smart digital locks on each of our apartment and bedroom doors to deny apartment and bedroom access if a tenant defaults on payment after sufficient warning, and our efficient sales management system to reduce the turnaround time to rent out a vacated apartment. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease.”

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

Research and Development

We invest substantial resources in research and product development. Our research and development efforts are focused primarily on improving our technology and developing new systems that are complementary to existing ones including our pricing system and project management system. As of September 30, 2021, we had a research and development team of eight employees, representing more than 20.0% of our total employees.

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

As of the date of this annual report, we had five copyrights and eight trademarks registered in China, and one patent and five trademarks registered outside China. Our intellectual properties are complementary and indispensable to each other to form the basis of our services and solutions and our operational systems. We intend to file additional intellectual property applications as we continue to innovate through our research and development efforts, and to pursue additional intellectual property protection to the extent we deem it beneficial and cost-effective.

From time to time, we incorporate certain intellectual property licensed from third parties, including under certain open source licenses. Even if any such third party technology did not continue to be available to us on commercially reasonable terms, we believe that alternative technologies would generally be available as needed. For additional information about our intellectual property and associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.”

Competition

•	China’s long-term apartment rental market is highly competitive. We believe the principal competitive factors in the apartment rental market include:
•	ability to source suitable and sufficient apartments across multiple regions with favorable lease terms, including contract length, rental free period, rent-in costs, etc.;

•	ability to use big data analysis to establish competitive lease terms with both landlords and tenants;
•	ability to establish sustainable unit economic model;
•	ability to renovate and operate rental apartments in an efficient and cost-effective manner;
•	ability to achieve high standardization and manage a complex supply network;
•	ability to maintain financial flexibility;
•	geographic coverage and customer reach;
•	ability to establish comprehensive IT and internet infrastructure to manage a large and fast-growing portfolio of rental apartments; and
•	brand awareness and customer satisfaction, including the availability and range of value-added services to help foster a sense of community and loyalty among tenants.

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

Legal Proceedings

We have been, may from time to time be, subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. Please refer to Item 8. Financial Information A. Consolidated Statements and Other Financial Information Legal Proceedings.

Seasonality

Please refer to Item 5. Operating and Financial Review and Prospects A. Operating Results Key Factors Affecting Our Results of Operations General Factors Affecting Our Results of Operations Seasonality.

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

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their policy commitments to the foreign investors and perform all contracts entered into in accordance with the law; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; foreign investors’ funds are allowed to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment; and providing an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that foreign-invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

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

On January 6, 2015, the Ministry of Housing and Urban-rural Construction, or MOHURD, released Guidelines on the cultivation and development of residential tenancy market, which encourage the establishment of residential tenancy organizations. Residential tenancy organizations are encouraged to purchase or lease homes for long-term, and re decorate the homes before renting out to the public.

Furthermore, on May 17, 2016, the State Council released Several Opinions of the General Office of the State Council on Accelerating the Cultivation and Development of the Home-Rental Market, which set forth the following principles:

•

Transformation on properties for rental is allowed. Commercial properties are allowed to be transformed to rental homes with land use duration and plot ratio unchanged, the purpose of land use shall be adjusted from commercial to residential, and after the adjustment, the prices of utilities like water, electricity, and gas shall follow residential standards. Transformation on residential properties for rental according to the national and local housing design standards is allowed, and the transformation shall not alter existing fire proof compartmentation, emergency evacuation or fire separation facilities so as to ensure the intactness and validation of fire protection facilities.

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

•

Provincial-level governments shall strengthen the administration of home-rental market within their respective administrative regions. Municipal governments shall take the general charge of the administration of the home-rental market within their respective administrative regions, establish a regulatory system with the cooperation of multiple departments. Local governments shall establish a residential tenancy information service and regulatory system to promote information sharing between government agencies.

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

On May 19, 2017, the MOHURD published for public discussion the Measures on Management of Residential Tenancy and Home Sales (Discussion Draft), the deadline of receiving comments of which was June 19, 2017 and as of the date of this annual report, the MOHURD has not yet promulgated and made public any further rules, regulations, notices or circulars in this regard. However, it reflects, to certain extent, the regulatory thinking with regard to residential tenancy as follows:

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

•	For home-rental enterprises, the aggregate amount of rental loans shall not exceed 30% of their total rental income. Any non-compliance in this regard shall be rectified by the end of 2022.

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
•

Municipal governments are empowered to promulgate local policies to regulate rental income and deposits received by residential rental operators with a regulatory focus on high risk circumstances where (1) the rent paid to the landlord is higher than the rent received from the tenants; and (2) the credit term of rent payment to landlords are longer than the credit term of receiving rent payment from the tenants.

In April 2021, the MOHURD, along with relevant government authorities, published the Opinions on Strengthening Regulation on Light-asset Residential Rental Enterprises, which set out regulatory measures on various aspects, including standards of qualification, online registration and filing of business operation, limitation and supervision on utilization of loans and monitoring of rents.

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

Moreover, on December 7, 2016, the SCNPC promulgated the Cybersecurity Law of the People’s Republic of China, which became effective on June 1, 2017, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in contravention of the laws or agreements between both parties.

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

In December 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the Ministry of Industry and Information Technology,

or the MIIT, promulgated the Provisions for the Protection of Telecommunication and Internet User Personal Information, or the Provisions for the Protection of Person Information. According to the Provisions for the Protection of Person Information, under which Internet information service providers are subject to strict requirements to protect personal information of internet users, including: if a network service provider wishes to collect or use personal information, such personal information collected shall be used only in connection with the services to be provided by Internet information service providers to such users and shall be kept in strict confidence. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and de register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. Pursuant to the Provisions for the Protection of Person Information, in broad terms, that violators may face warnings, fines, public exposure and, in the most severe cases, criminal liability.

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

The Patent Law

According to the Patent Law of the People’s Republic of China (2008 Revision) promulgated by the SCNPC, and its Implementation Rules (2010 Revision) promulgated by the State Council, the State Intellectual Property Office of the PRC is responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law of the PRC and its implementation rules provide for three types of patents, “invention”, “utility model” and “design”. Invention patents are valid for twenty years, while design patents and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

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

Regulations Relating to Foreign Exchange

General Administration of Foreign Exchange

Foreign currency exchange in China is primarily governed by the Foreign Exchange Control Regulations of the PRC, or the Foreign Exchange Administration Rules, promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008, and various regulations issued by the State Administration of Foreign Exchange, or the SAFE and other relevant PRC government authorities. Under the Foreign Exchange Administration Rules, the RMB is freely convertible into other currencies for routine current account items, including distribution of dividends, payment of interest, trade and service related foreign exchange transactions. The conversion of RMB into other currencies for most capital account items, such as direct equity investment, overseas loan, and repatriation of investment, however, is still regulated. Payments for transactions that take place within the PRC must be made in RMB.

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

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Notice No. 59, as promulgated by SAFE on November 19, 2012 and further amended on May 4, 2015 and October 10, 2018, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment, for domestic transfer of the foreign exchange under direct investment. SAFE Notice No. 59 also simplified the capital verification and confirmation formalities for foreign-invested entities and the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire the equities of a Chinese party, and further improve the administration on exchange settlement of foreign exchange capital of foreign-invested entities.

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

The Notice of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Notice No. 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to the SAFE Notice No. 19, a foreign-invested enterprise may, in response to its actual business needs, settles with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange bureau (bank) at the place of registration.

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

On February 15, 2012, SAFE issued the Notice of the State Administration of Foreign Exchange on Issues concerning the Foreign Exchange Administration of Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or the Circular 7, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-listed Companies issued by SAFE on March 28, 2007. Under the Circular 7, a PRC entity’s directors, supervisors, senior management officers, other staff or individuals who have an employment or labor relationship with a Chinese entity and are granted stock options by an overseas publicly-listed company are required, through a qualified PRC domestic agent which could be a PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. Such PRC resident participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. The PRC agent shall, among other things, file on behalf of such PRC resident participants an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participants hold. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material aspects. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC resident employees who have been granted stock options or other share-based incentives of our company are subject to the Circular 7 as our company is an overseas listed company. If we or our PRC resident participants fail to comply with these regulations in the future, we and/or our PRC resident participants may be subject to fines and legal sanctions.

Regulations relating to Tax

Enterprise Income Tax

On March 16, 2007, the NPC promulgated the Law of the PRC on Enterprise Income Tax which was amended on February 24, 2017 and December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. According to the EIT Law, taxpayers consist of resident enterprises and Non-Resident Enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-Resident Enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC. Enterprises that are recognized as high and new technology enterprises in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises are entitled to enjoy the preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate of high and new technology enterprise. The enterprise can reapply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

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

Value-added tax

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

In addition, the EIT Law provides that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “Non-Resident Enterprises”, and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and the jurisdictions in which the non-PRC shareholders reside. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Tax on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise has satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or Notice No. 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax driven, such PRC tax authorities may adjust the preferential tax treatment. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that Non-Resident Enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, Non-Resident Enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post tax filing examinations by the relevant tax authorities.

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

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A foreign-invested enterprise has the discretion to allocate a portion of its after tax profits to staff welfare and bonus funds. A Chinese company (including the foreign-invested enterprise) is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Basic Old Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and revised on December 29, 2018, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit.

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

The following diagram illustrates our corporate structure immediately prior to the Equity Transfer, including our principal subsidiaries and the VIE and its principal subsidiaries.

(1)	Guangjie Jin, Xiamen Siyuan Investment Co., Ltd. and Bing Xiao are beneficial owners of the shares of Q&K E-commerce, who hold 74.5%, 15.0% and 10.5% equity interests in Q&K E-commerce, respectively.
(2)	The remaining minority interests are ultimately owned by Mr. Guangjie Jin.
(3)	The remaining minority interests are owned by third parties.
(4)	0.1% of the shares of Chengdu Liwu Apartment Management Co., Ltd. are held by Chengcai Qu on behalf of Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd.

The following structure chart reflects our corporate structure (after the Equity Transfer) as of the date of this annual report.

(1)	Previously known as Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd.
(2)	Chengcai Qu holds the remaining 0.1% of the shares of Chengdu Liwu Apartment Management Co., Ltd. on behalf of Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd.

Currently we conduct substantially all of our operations through Chengdu Liwu Apartment Management Co., Ltd. in China.

D.	Property, Plants and Equipment

Our principal executive office is located in Shanghai, China, where we own the office space with an aggregate floor area of approximately 585.7 square meters as of September 30, 2021.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Statements” in this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We are a leading technology-driven long-term apartment rental platform in China, offering young, emerging urban residents conveniently located, ready to move in, and affordable branded apartments as well as facilitating a variety of value-added services. We are one of the pioneers in providing branded rental apartments in China. Under our dispersed lease-and-operate model, we lease apartments from landlords and transform these apartments, mostly from bare-bones condition, into standardized furnished rooms to lease to people seeking affordable residence in cities, following an efficient, technology-driven business process.

We cooperate with third parties, including professional home service providers, e commerce companies and other service providers to facilitate a wide array of value-added services for our tenants. Revenue from value-added services and others as a percentage of our net revenues decreased from 11.7% in FY 2019 to 8.5% in FY 2020, and increased to 9.4% in FY 2021.

We also cooperate with financial institutions to facilitate rental installment loans for our tenants in need. As of September 30, 2020, we cooperated with seven financial institutions to finance rental installment loans, and the rental payment of 1.4% of our occupied rental units had been financed by these rental installment loans. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants.

In FY 2020, our business was adversely affected by the COVID-19 pandemic, with our net revenues decreasing by 2.1% to RMB1,208.0 million and net loss increasing by 207.8% to RMB1,533.6 million. Our period-average occupancy rates were 91.6% and 83.8% in FY 2019 and FY 2020, respectively. Our net revenues decreased from RMB1,208.0 million in FY 2020 to RMB1,036.2 million (US$160.8 million) in FY 2021, and our net loss decreased from RMB1,533.6 million in FY 2020 to RMB569.2 million (US$88.3 million) in FY 2021.

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

Government Policies and Regulations in China

Our business and results of operations can be significantly affected by PRC laws, regulations and policies, particularly those relating to the real estate industry. We have benefited in recent periods from certain favorable policies for the apartment rental industry, including:

•	stringent home buying requirements in top-tier cities in China, which have made it more difficult to purchase apartments, particularly for our target customers; and
•	favorable policies to incentivize and support the growth of the apartment rental sector.

The PRC laws, regulations and policies concerning the apartment rental industry are developing and evolving. New laws, regulations and policies may increase our compliance cost, and require adjustments to our business model. For additional information, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Residential Tenancy” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Leasing.”

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

Our results of operations are also affected by company specific factors, including, among others:

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

Our Ability to Maintain and Increase Occupancy Level and Rental Rate

Our rental service revenues are affected by our occupancy level and rental rates. Our occupancy level mainly depends on the locations of our rental units, affordability of our rentals, including rental discounts and other promotions we offer, and the effectiveness of our sales and marketing efforts. In addition, as we expand into new geographic regions, it takes time to ramp up the occupancy rate to our target levels. Leveraging our standardized and replicable sourcing and pricing systems, we were able to reduce the ramp up time as we expand to other cities. For example, it took us eight months to ramp up the month-end occupancy rate in Hangzhou to above 90%, while it took us only four months to ramp up the month-end occupancy rate to above 90% when we expanded to Wuhan subsequently.

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

Our Ability to Control Operating Costs and Expenses and Improve Operational Efficiency

Rental cost represents our largest operating costs and expenses. We also incur substantial operating expenses, including those for apartment sourcing, marketing, leasing, after lease maintenance and research and development. In addition, as we expand into new regions, we incur substantial upfront operating expenses for market research, establishing logistics and supply chain and other supporting functions, and building our brand name. We have been improving, and intend to continue to improve, our operational efficiency through our end-to-end, technology-driven operational and management systems. For example, when we expand into a new city, our Smart Pricing System is replicable with some adjustments in parameters, enabling faster expansion at a lower cost. In addition, in July 2020, we engaged a third-party contractor to manage rental units after acquiring lease contracts with landlords and tenants and related fixtures and equipment for these rental units from another rental service company. This enables us to operate our business in new locations, where we lack experience and resources, at a lower cost by leveraging the experience and resources of the contractor. In terms of apartment renovation, our project management system enables modularization, standardization and digitization of the renovation process, which allows us to efficiently manage a fast-growing number of suppliers and contractors and streamline our decoration and renovation process. We conduct the majority of our marketing and leasing processes and handle after-rent services and property maintenance requests online, which helps to improve efficiency. The average number of rental units managed by each of our apartment managers decreased from 113.5 in FY 2019 to 82.5 in FY 2020 as our business was adversely affected by the COVID-19 pandemic, and further decreased to 38 in FY 2021 because our rental units are more geographically dispersed due to the change of our rental unit portfolio since July 2020.

Our Ability to Manage Upfront Capital Outlay and Expansion Cost

We utilize a lease-and-operate model. Under this model, we incur substantial capital outlay, including for apartment sourcing, renovation, and prepayment of a few months’ rentals to landlords. We finance our capital outlay primarily from tenants’ rental prepayments. Tenants who rent rental units other than those we acquired from the rental service company in July 2020 and prepay at least six months’ rental can enjoy a 5% rental discount, and tenants who prepay at least 12 months’ rental can enjoy a 10% rental discount (subject certain limits) for the lock-in period. Our rental service revenues are net of these discounts. In addition, we pay interest on rental installment loans for our tenants. Our results of operations, therefore, are significantly affected by our ability to finance the capital outlay for our expansion economically, reducing our reliance on tenant’s rental prepayment. In August 2018, we started to cooperate with a rental service company owned by a bank for apartment sourcing and renovation. Under this model for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. Due to the rising vacancy rate of our rental units caused by the COVID-19 pandemic, we decreased the number of apartment contracted by terminating some of the leases with landlords under this model. In April 2020, we started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease-in apartments from the rental service company or enter into new lease-out agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference via separate payments. The model has provided us with a stable source of lower-cost capital to finance apartment sourcing and renovation, compared to the tenant rental prepayment model.

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

The table below sets forth our key operating data as of September 30, 2019, 2020 and 2021:

	As of September 30,
	2019	2020	2021
Number of rental units contracted	99,656	82,185	62,757
Number of rental units under renovation	2,359	921	—
Number of available rental units	97,297	81,264	62,757
Number of occupied rental units	92,513	68,755	57,255
Number of vacant available rental units	4,784	12,509	5,502
Number of rental units managed but not contracted by us(1)	—	25,133	—

(1)	refers to the number of rental units that (i) we provide our rental management service for and (ii) are leased-in from landlords by third parties

The table below sets forth the numbers of available rental units as of September 30, 2019, 2020 and 2021:

	As of September 30,
	2019	2020	2021
East China(1)	92,514	23,772	17,080
North China(2)	412	27,853	21,916
Southwest China(3)	—	21,514	19,676
Others(4)	4,371	8,125	4,085

(1)	includes Fuzhou, Hangzhou, Hefei, Nanjing, Ningbo, Shanghai, Suzhou, Jinan and Qingdao
(2)	includes Beijing, Shijiazhuang, Tianjin and Xi’an
(3)	includes Chengdu, Kunming and Chongqing
(4)	includes Nanchang, Nanning, Wuhan and Changsha

The table below sets forth our key operating data for FY 2019, FY 2020 and FY 2021:

	FY 2019	FY 2020	FY 2021
Period-average occupancy rate (%)	91.6	83.8	89.9
Average monthly rental (RMB)
before discount for rental prepayment	1,146	1,185	1,080
after discount for rental prepayment	1,074	1,169	1,075
Rental spread margin (%)
before discount for rental prepayment	24.8	20.9	22.6
after discount for rental prepayment	19.8	19.8	22.2

Numbers of Rental Units Contracted, Numbers of Available Rental Units, and Number of Occupied Rental Units

Number of rental units contracted and number of available rental units are important operating measures by which we evaluate and manage the scale of our business and growth. Apartments in China usually have two to three bedrooms, which are suitable for a household, but could be too costly for individual tenants. We typically convert a leased-in apartment to add an additional bedroom, or the N+1 Model, and rent each bedroom, or rental unit, separately to individual tenants after standardized decoration and furnishing. The N+1 model further increases affordability and provides flexibilities and co rental efficiency for tenants.

Our rental units contracted refer to rental units in apartments that we have leased in from landlords. Our number of rental units contracted decreased by 17.5% from September 30, 2019 to September 30, 2020, as we terminated a number of leases with landlords due to the COVID-19 pandemic, partially offset by our acquisition of lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China in July 2020. Our number of rental units contracted decreased by 23.6% from September 30, 2020 to September 30, 2021, as we no longer managed some rental units from April 2020 to optimize our portfolio. Our number of available rental units refers to the number of our leased in rental units that have been renovated and ventilated and are ready for rent.

Our occupied rental units refer to available rental units that have been leased out to tenants. Our number of occupied rental units decreased by 25.7% from September 30, 2019 to September 30, 2020, due to the extension of Chinese New Year holiday, delay of return to work after the Chinese New Year holiday and imposition of travel restrictions and self-isolation policies by local and national government of China in 2020. Our number of occupied rental units was lower than our number of rental units contracted because of (i) the impact of the COVID-19 pandemic and (ii) some of our available rental units’ vacancy, as it takes time to ramp up our occupancy rate to our target levels as we expanded to new geographic regions. Our number of occupied rental units decreased by 16.7% from September 30, 2020 to September 30, 2021, which is in line with the decrease in the total rental units contracted.

Period-average occupancy rate, Average Monthly Rental, and Rental Spread Margin

Our period-average occupancy rate is calculated by dividing the aggregate number of our leased-out rental unit nights by the aggregate number of available rental unit nights during a relevant period. Our period-average occupancy rate decreased from 91.6% in FY 2019 to 83.8% in FY 2020 because of the COVID-19 pandemic; and increased to 89.9% in FY 2021 because of gradual recovery from the COVID-19 pandemic in China.

Our average monthly rental after discount for rental prepayment refers to the total rental we receive from our tenants for a period, net of value-added tax, divided by the number of leased-out rental unit nights for the relevant period times 30.5 (which represents the average number of days in a month). Our average monthly rental before discount for rental prepayment refers to the total rental we receive from our tenants for a period, net of value-added tax, after adding back any discount for rental prepayment, divided by the number of leased-out rental unit nights for the relevant period times 30.5 (which represents the average number of days in a month). Our rental spread margin after discount for rental prepayment refers to the rental spread after discount for rental prepayment as a percentage of the average monthly rental after discount for rental prepayment on a lease to a tenant on the same space. Our rental spread margin before discount for rental prepayment refers to the rental spread before discount for rental prepayment as a percentage of the average monthly rental before discount for rental prepayment on a lease to a tenant on the same space. Our leases with landlords generally contain rent holidays and typically lock in our rental cost for the first three years, and we record the total rental expense on a straight line basis over the initial lease term, or monthly straight-lined rental. We use big data to establish a fair and efficient rental pricing mechanism.

Our average monthly rental before discount for rental prepayment increased from RMB1,146 in FY 2019 to RMB1,185 in FY 2020, and our average monthly rental after discount for rental prepayment increased from RMB1,074 in FY 2019 to RMB1,169 in FY 2020, as (i) we terminated leases with landlords of rental units with low profit margins and retained those with higher margins, and (ii) the average monthly rental of our newly acquired rental units are generally higher than that of the rental units we previously contracted. Our average monthly rental before discount for rental prepayment decreased from RMB1,185 in FY 2020 to RMB1,080 (US$168) in FY 2021, and our average monthly rental after discount for rental prepayment decreased from RMB1,169 in FY 2020 to RMB1,075 (US$167) in FY 2021, due to the impact of the COVID-19 pandemic.

Our rental spread margin before discount for rental prepayment decreased from 24.8% in FY 2019 to 20.9% in FY 2020, and our rental spread margin after discount for rental prepayment remained 19.8% in FY 2019 and FY 2020. Our rental spread margin before discount for rental prepayment increased from 20.9% in FY 2020 to 22.6% in FY 2021, and our rental spread margin after discount for rental prepayment increased from 19.8% in FY 2020 to 22.2% in FY 2021, as we took measures to optimize our rental facilities and assets.

Number of rental units managed but not contracted by us

The rental units managed but not contracted by us refers to the rental units that (i) we provide our rental management service for and (ii) are-leased in from landlords by third parties. We cooperate with a rental service company owned by a state-owned bank in apartment sourcing and renovation from August 2018. In April 2020, we started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease-in apartments from the rental service company or enter into new lease-out agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference.

Components of Results of Operations

Net Revenues

Our net revenues primarily consist of rental service revenues, and revenue from various types of fees we charge our tenants for some of our value-added services. Our revenues are net of value-added tax. The following table sets forth a breakdown of our net revenues.

	FY 2019		FY 2020		FY 2021
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands except for percentages)
Net revenues:
Rental service	1,089,164	88.3	1,105,172	91.5	939,169	145,757	90.6
Value-added services and others	144,606	11.7	102,791	8.5	97,037	15,060	9.4
Total net revenues	1,233,770	100.0	1,207,963	100.0	1,036,206	160,817	100.0

Our rental service revenues consist of rents collected under our lease agreements with tenants and in the arrangement with the rental service company. Our leases with tenants typically have a contracted lease term of 3 to 12 months. During the contracted lease term, typically, termination will result in forfeiture of the security deposit.

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

	FY 2019		FY 2020		FY 2021
	RMB	% of revenue from value- added services and others	RMB	% of revenue from value- added services and others	RMB	US$	% of revenue from value- added services and others
	(in thousands, except for percentages)
Broadband internet	77,104	53.3	34,100	33.2	3,275	508	3.4
Utility service	28,515	19.7	13,257	12.9	1,220	189	1.3
Indemnity	34,860	24.1	32,782	31.9	53,134	8,246	54.8
Others	4,127	2.9	22,652	22.0	39,408	6,117	40.5
Total	144,606	100.0	102,791	100.0	97,037	15,060	100.0

Operating Costs and Expenses

Our operating costs and expenses primarily consist of costs and expenses related to operating our network of apartments and rental units. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the period indicated.

	FY 2019		FY 2020		FY 2021
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Operating costs and expenses:
Operating cost	1,304,992	105.8	1,203,415	99.6	949,654	147,384	91.6
Selling and marketing expenses	135,413	11.0	63,512	5.2	13,115	2,035	1.3
General and administrative expenses	108,196	8.8	102,769	8.5	217,108	33,695	21.0
Research and development expenses	47,029	3.8	24,934	2.1	7,768	1,206	0.7
Pre-operation expenses	42,661	3.5	14,245	1.2	—	—	—
Impairment loss on long-lived assets	46,213	3.8	846,766	70.1	199,575	30,974	19.3
Loss from disposal of property and equipment and intangible assets	—	—	468,980	38.8	30,173	4,683	2.9
Other (income) expense, net	(2,427)	(0.2)	(15,881)	(1.3)	18,476	2,867	1.8
Total operating costs and expenses	1,682,077	136.3	2,708,740	224.2	1,435,869	222,844	138.6

Operating Cost

Our operating cost includes rental cost, depreciation, personnel costs incurred by apartment managers in providing after-rent services, cleaning cost, utilities cost, broadband internet cost and others. Rental cost represents our rental expenses incurred after our leased-in rental units are renovated and decorated and available for rent to tenants. Depreciation is primarily associated with our capitalized renovation incurred when we convert and furnish our leased-in apartments for rent to tenants. We recognize depreciation with our leasehold improvements and other capital expenditures using a straight line method over the shorter of expected useful lives or lease term. Personnel costs incurred by apartment managers in providing after-rent services are primarily associated with management and inspection of rental units and regular communication with tenants. Personnel costs incurred by apartment managers in providing before-rent services, such as accompanying potential tenants to visit our apartments and negotiating lease agreements with tenants, are recorded in selling and marketing expenses. Personnel costs are allocated according to the time apartment managers spend. The following table sets forth our operating cost in absolute amount and as a percentage of net revenue for the periods indicated.

	FY 2019		FY 2020		FY 2021
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands except for percentages)
Rental cost	975,342	79.1	813,773	67.4	642,354	99,692	62.0
Depreciation expenses	207,814	16.8	256,056	21.2	75,332	11,691	7.3
Personnel cost	23,698	1.9	77,392	6.4	224,125	34,784	21.6
Cleaning cost	28,419	2.3	7,657	0.6	5,573	865	0.5
Utility cost	20,823	1.7	14,446	1.2	265	41	0.0
Broadband internet cost	37,096	3.0	31,920	2.6	1,358	211	0.1
Others	11,800	1.0	2,171	0.2	647	100	0.1
Total	1,304,992	105.8	1,203,415	99.6	949,654	147,384	91.6

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

Impairment Loss on long-lived Assets

We evaluate our long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the assets exceeds its expected undiscounted cash flows, we will recognize an impairment loss equal to the difference between the carrying amount and the fair value of these assets. We determined the fair value of the property and equipment based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including the projected rental units’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. In July 2020, we acquired certain assets from a rental service company, Great Alliance Co-living Limited, and its affiliates, including apartment rental agreements and leasehold improvements attached to approximately 72,000 rental units in various cities across China, and its trademarks. We reviewed the fair value of the apartment rental agreements and trademarks based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including the projected rental units’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Loss from disposal of property and equipment and intangible assets

Our loss from disposal of property and equipment and intangible assets in FY 2020 and FY 2021 mainly includes our loss of renovations due to the termination of our leases with landlords of certain rental units for the impact of the COVID-19 pandemic on our business. In addition, in FY 2021, we sold buildings under construction in Suzhou through judicial sales.

Interest Expense, Net

Interest expense primarily consists of interest on rental installment loans we pay for our tenants, interest on our bank borrowings, and interest on capital lease and other financing arrangement. The following table sets forth a breakdown of our interest expense, net for the periods indicated.

	FY 2019		FY 2020		FY 2021
	(in thousands except for percentages)
	RMB	% of interest expense, net	RMB	% of interest expense, net	RMB	US$	% of interest expense, net
Interest on bank borrowings	(4,930)	5.4	(56,533)	43.4	(47,656)	(7,396)	37.4
Interest expense on convertible notes	—	—	(5,899)	4.5	(49,512)	(7,685)	38.9
Interest on capital lease and other financing arrangement	(18,827)	20.5	(31,094)	23.9	(22,483)	(3,489)	17.7
Interest on rental installment loans	(70,621)	76.8	(37,004)	28.4	(7,687)	(1,193)	6.0
Interest income	2,464	(2.7)	324	(0.2)	38	6	0.0
Total	(91,914)	100.0	(130,206)	100.0	(127,300)	(19,757)	100.0

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

We typically enter into lease agreements with our tenants with terms ranging between 12 months and 26 months, a majority of which have a lock-in period of 12 months or longer. The lock-in period represents the term during which termination will result in the forfeiture of deposit, which is typically one or two months’ rent. We determine that the lock-in period is the lease term under ASC 840. When tenants terminate their leases, we return unused portions of any prepaid rentals to the tenant within a prescribed period of time. Deposit can only be returned for termination after the lock-in period. Monthly rent is fixed throughout the lock-in period and there is no rent free period or rent escalations during the period. We determine all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with us. Revenue is recognized on a straight line basis starting from the commencement date stated in the lease agreements.

Tenants who prepay rent for a certain period are entitled to rental discounts. Tenants who rent rental units other than those we acquired from the rental service company in July 2020 and prepay at least six months’ rental can enjoy a 5% discount for the lock-in period, and tenants who prepay at least 12 months’ rental can enjoy a 10% rental discount for the lock-in period (subject to a RMB200.0 limit per month after January 1, 2017). Such incentives are only applicable during the lock-in period. We consider the rental discounts as a lease incentive and record it as a reduction in revenue on a straight line basis over the lease term.

In April 2020, we started to modify arrangements with the rental service company for apartments in certain cities. For some apartments under this arrangement, we no longer lease-in apartments from the rental service company or enter into new lease-out agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, We are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference. We had transferred 25,375 of its rental units contracted and managed these rental units under this modified arrangement. Referring to ASC 840-10-15-6(a), we determine that we lease-in apartments from the rental service company, and lease-out apartment to tenants through the rental service company, because we have the ability and right to operate the apartments while obtaining more than a minor amount of the output of the apartments. The terms of these leases with tenants ranged between 3 to 12 months. Monthly rent with tenants is fixed throughout the lease term and there is no rent free period or rent escalations during the period. We determine all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with us. Revenue is recognized on a straight line basis starting from the commencement date stated in the lease agreements.

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

For FY 2020 and FY 2021, we generated revenues from provision of value-added services. Value-added services and others primarily consist of fees received from the tenants from our provision of internet connection and utility services as part of the lease agreement.

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

We also provide guarantee to these financial institutions with respect to our tenants’ repayment of the loans. In the event that the tenants default on the repayment or early terminate the lease agreements, we must return the remaining prepayments to the financial institutions within a prescribed period of time. Under the rental installment loan scheme, we have full control of the entire installment loan proceeds and the security deposits collected from the tenants at lease inception are usually sufficient to cover for the delinquent payments from default. As such, we determine that there should be no guarantee liabilities to be recorded as of September 30, 2019, 2020 and 2021.

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

Lease accounting with landlords

We lease apartments from landlords usually for a period of five to six years which may be extended for an additional three or two years at the discretion of the landlords. Since all the benefits and risks incidental to ownership remains with the landlord, we determine that these arrangements are operating leases. We typically negotiates a rent-free period of 90 to120 days and locks in a fixed rent for the first three years and approximately 5% annual, non-compounding increase for the rest of the lease period. As such, typically all leases with landlords contain rent holidays and fixed escalations of rental payments during the lease term. We determine the lease term under ASC 840 to include the years that can be early terminated by the landlords. We record total lease expense on a straight-line basis over the lease term and the difference between the straight-line lease expense and cash payments under the lease is recorded as deferred rent on the consolidated balance sheets.

From December 2020 to August 2021, we terminated the arrangements with the rental service company owned by a state-owned bank. We accordingly terminated lease agreements with landlords in advance. Upon termination, the deferred rent was accelerated in recognition as a reduction against rental expenses.

As of September 30, 2020 and 2021, deferred rent of RMB2.5 million and nil were recorded in accrued expenses and other current liabilities and RMB212.1 million and nil were recorded as long-term deferred rent, respectively.

Rental expense to the landlords recorded in consolidated statements of comprehensive losses were RMB1.00 billion, RMB 813.8 million and RMB 642.4 million for FY 2019, FY 2020 and FY 2021, respectively.

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

For FY 2019 and FY 2020, we recognized impairment losses of RMB46.2 million and RMB846.8 million against certain apartments due to the continued underperformance relative to the projected operating results. For FY 2021, we recognized impairment losses of RMB199.6 million against leasehold improvements and furniture, fixtures and equipment used in apartments under capital lease and other financing arrangements. We expected we would not receive any cash flow from these property and equipment, as we terminated the cooperation with the rental service company owned by a state-owned bank and no longer received fee income during the year.

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

Under the same arrangement above, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously leases them back. Such transaction fails sales and lease back accounting and is accounted for as a financing arrangement. The proceeds received from the rental service company are reported as other financing arrangement payable.

In FY 2021, we terminated the cooperation with the rental service company owned by a state-owned bank, and we reclassified the capital lease payable and other financing payable to the account of “accrued expenses and other current liabilities.” Because the underlying leasehold improvements or furniture, fixtures and equipment used in apartments did not provide future cash flows for us, we provided full impairment against these leasehold improvements or furniture, fixtures and equipment. As of September 30, 2021, we had no outstanding balances of capital lease payable or other financing arrangement payable.

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

United States

Our subsidiary in the United States is registered in the state of Delaware and is subject to a flat U.S. federal corporate income tax rate of 21%.

China

Generally, our PRC subsidiaries, the VIE and subsidiaries of the VIE, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

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

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

	FY 2019		FY 2020		FY 2021
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
Net revenues:
Rental service revenue	1,089,164	88.3	1,105,172	91.5	939,169	145,757	90.6
Value-added services and others	144,606	11.7	102,791	8.5	97,037	15,060	9.4
Total net revenues	1,233,770	100.0	1,207,963	100.0	1,036,206	160,817	100.0
Operating costs and expenses:
Operating cost	(1,304,992)	(105.8)	(1,203,415)	(99.6)	(949,654)	(147,384)	(91.6)
Selling and marketing expenses	(135,413)	(11.0)	(63,512)	(5.3)	(13,115)	(2,035)	(1.3)
General and administrative expenses	(108,196)	(8.8)	(102,769)	(8.5)	(217,108)	(33,695)	(21.0)
Research and development expenses	(47,029)	(3.8)	(24,934)	(2.1)	(7,768)	(1,206)	(0.7)
Pre-operation expenses	(42,661)	(3.5)	(14,245)	(1.2)	—	—	—
Impairment loss on long-lived assets	(46,213)	(3.7)	(846,766)	(70.1)	(199,575)	(30,974)	(19.3)
Loss from disposal of property and equipment and intangible assets	—	—	(468,980)	(38.8)	(30,173)	(4,683)	(2.9)
Other income (expenses), net	2,427	0.2	15,881	1.3	(18,476)	(2,867)	(1.8)
Total operating costs and expenses	(1,682,077)	(136.3)	(2,708,740)	(224.2)	(1,435,869)	(222,844)	(138.6)
Loss from operation	(448,307)	(36.3)	(1,500,777)	(124.2)	(399,663)	(62,027)	(38.6)
Interest expense, net	(91,914)	(7.4)	(130,206)	(10.8)	(127,300)	(19,757)	(12.3)
Debt extinguishment loss	—	—	—	—	(41,961)	(6,512)	(4.0)
Foreign exchange loss, net	(457)	—	(62)	—	(247)	(38)	0.0
Fair value change of contingent earn-out liabilities	42,404	3.4	97,417	8.0	—	—	—
Loss before income taxes	(498,274)	(40.4)	(1,533,628)	(127.0)	(569,171)	(88,334)	(54.9)
Income tax expense	(63)	—	(13)	—	(31)	(5)	—
Net loss	(498,337)	(40.4)	(1,533,641)	(127.0)	(569,202)	(88,339)	(54.9)

FY 2021 Compared to FY 2020

Net Revenues

Our net revenues decreased by 14.2% from RMB1,208.0 million in FY 2020 to RMB1,036.2 million (US$160.8 million) in FY 2021. Our rental service revenues decreased by 15.0% from RMB1,105.2 million in FY 2020 to RMB939.2 million (US$145.8 million) in FY 2021, primarily because we terminated the cooperation with the rental service company owned by a state-owned bank and therefore we no longer managed those rental units that were not contracted by us.

Our net revenues from value-added services and others decreased by 5.6% from RMB102.8 million in FY 2020 to RMB97.0 million (US$15.1 million) in FY 2021, primarily because (i) we terminated the cooperation with the rental service company owned by a state-owned bank and therefore we no longer managed those rental units that were not contracted by us, and (ii) for the approximately 72,000 rental units that were added to our portfolio in July 2020, the fees for the value-added services we provided were included in the rental the tenants paid us.

Operating Costs and Expenses

Our total operating costs and expenses decreased by 47.0% from RMB2,708.7 million in FY 2020 to RMB1,435.9 million (US$222.8 million) in FY 2021.

•	Operating cost. Our operating cost decreased by 21.1% from RMB1,203.4 million in FY 2020 to RMB949.7 million (US$147.4 million) in FY 2021.
•

Rental cost. Our rental cost decreased by 21.1% from RMB813.8 million in FY 2020 to RMB642.4 million (US$99.7 million) in FY 2021. This was primarily because we terminated the cooperation with the rental service company owned by a state-owned bank and therefore we no longer managed those rental units that were not contracted by us.

Our rental cost as a percentage of rental service revenue decreased from 73.6% in FY 2020 to 68.4% in FY 2021, primarily attributable to the increase in the occupancy rate in FY 2021.

•

Depreciation expenses. Our depreciation expenses decreased by 70.6% from RMB256.1 million in FY 2020 to RMB75.3 million (US$11.7 million) in FY 2021, primarily because we ceased to recognize depreciation expenses for leasehold improvements and other capital expenditure for the rental units that were managed but not contracted by us from the termination of the cooperation with the rental service company owned by a state-owned bank.

•

Personnel costs. Our personnel costs increased by 189.5% from RMB77.4 million in FY 2020 to RMB224.1 million (US$34.8 million) in FY 2021, primarily attributable to the service fee we paid the rental service company for the approximately 72,000 rental units that were added to our portfolio in July 2020, which we operated for 12 months in FY 2021 compared to approximately three months in FY 2020.

•

Costs for value-added services and others. Our cleaning cost, utility cost, broadband internet cost and other cost decreased by 86.1% from RMB56.2 million in FY 2020 to RMB7.8 million (US$1.2 million) in FY 2021. This decrease was primarily because (i) we terminated the cooperation with the rental service company owned by a state-owned bank and therefore we no longer managed those rental units that were not contracted by us, and (ii) for the approximately 72,000 rental units that were added to our portfolio in July 2020, the costs for the value-added services we provided were recorded in the rental cost.

•

Selling and marketing expenses. Our selling and marketing expenses decreased by 79.4% from RMB63.5 million in FY 2020 to RMB13.1 million (US$2.0 million) in FY 2021. The decrease was primarily attributable to our cost-saving and personnel cost optimizing efforts, including providing less promotions in response to the COVID-19 pandemic. Our personnel costs under selling and marketing expenses decreased by 69.4% from RMB42.1 million in FY 2020 to RMB12.9 million (US$2.0 million) in FY 2021. Our advertising and promotion expenses decreased from RMB13.6 million in FY 2020 to nil in FY 2021.

Our selling and marketing expenses as a percentage of total net revenues decreased from 5.3% in FY 2020 to 1.3% in FY 2021 due to our cost-saving strategy.

•

General and administrative expenses. Our general and administrative expenses increased by 111.2% from RMB102.8 million in FY 2020 to RMB217.1 million (US$33.7 million) in FY 2021. The increase was primarily attributable to (i) the bad debt expenses we recognized for rentals that could not be collected from tenants and certain prepayment to suppliers and (ii) write-off of the deductible value-added tax that could no longer be deducted.

Our general and administrative expenses as a percentage of total net revenues increased from 8.5% in FY 2020 to 21.0% in FY 2021 primarily due to an increase in bad debt expenses and write-off of the deductible value-added tax.

•

Research and development expenses. Our research and development expenses decreased by 68.7% from RMB24.9 million in FY 2020 to RMB7.8 million (US$1.2 million) in FY 2021, primarily because we continuously reduced investments in the IT infrastructure as the system becomes mature.

•	Pre-operation expenses. Our pre-operation expenses decreased from RMB14.2 million in FY 2020 to nil in FY 2021. The decrease was primarily because we seldom developed any new rental units in FY 2021.

Our pre-operation expenses as a percentage of total net revenues decreased from 1.2% in FY 2020 to nil in FY 2021 due to the same reason above.

•

Impairment loss on long-lived assets. Our impairment loss on long-lived assets decreased by 76.4% from RMB846.8 million in FY 2020 to RMB199.6 million (US$31.0 million) in FY 2021, primarily because large provisions was provided in 2020 for the impact of the COVID-19 pandemic on our business.

•

Loss from disposal of property and equipment and intangible assets. Our loss from disposal of property and equipment and intangible assets decreased by 93.6% from RMB469.0 million in FY 2020 to RMB30.2 million (US$4.7 million) in FY2021. Our loss from disposal of property and equipment and intangible assets was primarily attributable to (i) our loss of renovations due to the termination of our leases with landlords of certain rental units for the impact of the COVID-19 pandemic on our business and (ii) our sales of buildings under construction in Suzhou through judicial sales for proceeds of RMB100.3 million. The court assisted us to sell the buildings under construction and collected the proceeds on behalf of us.

Loss from Operations

As a result of the foregoing, our loss from operations decreased by 73.4% from RMB1,500.8 million in FY 2020 to RMB399.7 million (US$62.0 million) in FY 2021.

Interest Expense, Net

Our interest expense decreased by 2.4% from RMB130.5 million in FY 2020 and RMB127.3 million (US$19.8 million) in FY 2021, respectively. The decrease was primarily attributable to the decrease in the interest expense of installment loans, which partially offset by the increase of our debts and the issuance of convertible notes.

Our interest income, which primary related to the interest from our bank deposits, decreased from RMB0.3 million in FY 2020 to RMB77 thousand (US$12 thousand) in FY 2021.

Fair Value Change of Contingent Earn-out Liabilities

We recorded a gain from fair value change of contingent earn-out liabilities of RMB97.4 million and nil in FY 2020 and FY 2021, respectively.

Loss before Income Taxes

As a result of the foregoing, our loss before income taxes decreased by 62.9% from RMB1,533.6 million in FY 2020 to RMB569.2 million (US$88.3million) in FY 2021.

Income Tax Expense

Our income tax expense was RMB13.0 thousand in FY 2020 and RMB31.0 thousand (US$4.8 thousand) in FY 2021. We incurred income tax expense despite our loss before income tax because certain of our subsidiaries in the PRC had income before taxes and income tax was assessed accordingly on these subsidiaries.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB1,533.6 million in FY 2020 and RMB569.2million (US$88.3million) in FY 2021.

FY 2020 Compared to FY 2019

Net Revenues

Our net revenues decreased by 2.1% from RMB1,233.8 million in FY 2019 to RMB1,208.0 million in FY 2020. Our rental service revenues increased by 1.5% from RMB1,089.2 million in FY 2019 to RMB1,105.2 million in FY 2020 primarily due to an increase in average monthly rental after discount for rental prepayment from RMB1,074 in FY 2019 to RMB1,169 in FY 2020, partially offset by a decrease in our number of occupied rental units due to the COVID-19 pandemic in China.

Our net revenues from value-added services and others decreased by 28.9% from RMB144.6 million in FY 2019 to RMB102.8 million in FY 2020, primarily attributable to the decrease in our revenues from broadband internet and utility service due to (i) a decrease in the number of occupied rental units during the COVID-19 pandemic in China and (ii) the early termination of leases with landlords of certain rental units.

Operating Costs and Expenses

Our total operating costs and expenses increased by 61.0% from RMB1,682.1 million in FY 2019 to RMB2,708.7 million in FY 2020. The increase in our operating costs and expenses was primarily due to increase in our loss from disposal of property and equipment and intangible assets and impairment loss on ling lived assets, partially offset by decrease in operating cost, selling and marketing expenses and pre-operation expenses.

•	Operating cost. Our operating cost decreased by 7.8% from RMB1,305.0 million in FY 2019 to RMB1,203.4 million in FY 2020.
•

Rental cost. Our rental cost decreased by 16.6% from RMB975.3 million in FY 2019 to RMB813.8 million in FY 2020. This was primarily attributable to the decrease in our number of available rental unit nights as we optimized our apartment network and the reversal of the deferred rent of RMB236.4 million due to the termination of leases with landlords.

Our rental cost as a percentage of rental service revenue decreased from 89.5% in FY 2019 to 73.6% in FY 2020, primarily attributable to the reverse of the deferred rent of RMB236.4 million due to the early termination of leases with landlords.

•	Depreciation expenses. Our depreciation expenses increased by 23.2% from RMB207.8 million in FY 2019 to RMB256.1 million in FY 2020, primarily attributable to our asset acquisition in July 2020.
•

Personnel costs related to after-rent activities of apartment managers. Our personnel costs incurred by apartment managers in providing after-rent services increased by 226.6% from RMB23.7 million in FY 2019 to RMB77.4 million in FY 2020, primarily attributable to our increased effort in operating and maintaining the rental units during the COVID-19 pandemic in China and our asset acquisition in July 2020.

•

Costs for value-added services and others. Our cleaning cost, utility cost, broadband internet cost and other cost decreased by 42.7% from RMB98.1 million in FY 2019 to RMB56.2 million in FY 2020. This decrease was primarily in relation to (i) the termination of certain leases with landlords before the end of the original lease terms due to the COVID-19 pandemic and (ii) a decrease in the number of occupied rental units during the COVID-19 pandemic in China.

•

Selling and marketing expenses. Our selling and marketing expenses decreased by 53.1% from RMB135.4 million in FY 2019 to RMB63.5 million in FY 2020. The decrease was primarily attributable to cost-saving efforts and the decrease in the number of our apartment managers who were our employees. Our personnel costs under selling and marketing expenses decreased by 45.7% from RMB77.5 million in FY 2019 to RMB42.1 million in FY 2020. Our advertising and promotion expenses decreased by 69.1% from RMB44.0 million in FY 2019 to RMB13.6 million in FY 2020.

Our selling and marketing expenses as a percentage of total net revenues decreased from 11.0% in FY 2019 to 5.3% in FY 2020 due to our cost-saving efforts.

•

General and administrative expenses. Our general and administrative expenses decreased by 5.0% from RMB108.2 million in FY 2019 to RMB102.8 million in FY 2020. The decrease was primarily attributable to cost-saving efforts. Our personnel costs under general and administrative expenses decreased by 32.0% from RMB58.4 million in FY 2019 to RMB39.7 million in FY 2020 due to our cost-saving efforts.

Our general and administrative expenses as a percentage of total net revenues increased from 8.8% in FY 2019 to 8.5% in FY 2020 due to a decrease in our net revenues attributable to the COVID-19 pandemic.

•

Research and development expenses. Our research and development expenses decreased by 47.0% from RMB47.0 million in FY 2019 to RMB24.9 million in FY 2020, primarily attributable to our reduction of investments in the IT infrastructure as the system becomes mature.

•

Pre-operation expenses. Our pre-operation expenses decreased by 66.6% from RMB42.7 million in FY 2019 to RMB14.2 million in FY 2020. The decrease was primarily attributable to a reduction of our renovation activities. These decreases were due to fewer new rental units being renovated in FY 2020, compared to the expansion in FY 2019.

Our pre-operation expenses as a percentage of total net revenues decreased from 3.5% in FY 2019 to 1.2% in FY 2020 as fewer new rental units were developed in FY 2020 compared to FY 2019.

•

Impairment loss on long-lived assets. Our impairment loss on long-lived assets increased significantly by 1,732.3% from RMB46.2 million in FY 2019 to RMB846.8 million in FY 2020, primarily attributable to our impairment in response to the adverse of the COVID-19 pandemic.

•

Loss from disposal of property and equipment and intangible assets. Our loss from disposal of property and equipment and intangible assets of RMB469.0 million in FY 2020 was primarily attributable to our loss of renovations due to the termination of our leases with landlords of certain rental units during the COVID-19 pandemic.

Loss from Operations

As a result of the foregoing, our loss from operations increased by 234.8% from RMB448.3 million in FY 2019 to RMB1,500.8 million in FY 2020.

Interest Expense, Net

Our interest expense increased by 38.3% from RMB94.4 million in FY 2019 to RMB130.5 million in FY 2020. The increase was primarily attributable to the increase of our debts and the issuance of convertible notes.

Our interest income, which primary related to the interest from our bank deposits, decreased from RMB2.5 million in FY 2019 to RMB0.3 million in FY 2020.

Fair Value Change of Contingent Earn-out Liabilities

We recorded a gain from fair value change of contingent earn-out liabilities of RMB42.4 million and RMB97.4 million in FY 2019 and FY 2020, respectively. The fair value change of contingent earn-out liabilities mainly relates to our contingent earn-out liabilities to series C, C-1 and C-2 preferred shareholders, which were waived in FY 2020 upon the completion of our initial public offering.

Loss before Income Taxes

As a result of the foregoing, our loss before income taxes increased by 207.8% from RMB498.3 million in FY 2019 to RMB1,533.6 million in FY 2020.

Income Tax Expense

Our income tax expense was RMB63.0 thousand in FY 2019 and RMB13.0 thousand in FY 2020. We incurred income tax expense despite our loss before income tax as certain of our subsidiaries in the PRC had income before taxes and income tax was assessed accordingly on these subsidiaries.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB498.3 million in FY 2019 and RMB1,533.6 million in FY 2020.

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

As of September 30, 2021, we had cash and cash equivalents of RMB16.3 million (US$2.5 million), and restricted cash of RMB2.9 million (US$0.5 million). Our cash and cash equivalent represented cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased, and our restricted cash represented our deposits used as security against our bank borrowings and tenants’ repayment of rental installment loans.

We recorded rental installment loan proceeds, which represent our tenants’ prepaid rents, as rental installment loans in our consolidated balance sheet. As of September 30, 2021, we had RMB18.1 million (US$2.8 million) in outstanding rental installment loans, with fixed annual interest rates between 6.0% and 10.6%. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants.

In August 2018, we started to cooperate with a rental service company owned by a bank to source and renovate apartments in Shanghai and Hangzhou. Under this model for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest (with a fixed annual interest rate ranging from 6.84% to 8.04%) and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. We account for the arrangement with the rental service company as a capital lease. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. We account for such transaction as a financing arrangement. The proceeds received from the rental service company are reported as other financing arrangement payable. Due to the rising vacancy rate of our rental units caused by the COVID-19 pandemic, we decreased the number of apartment contracted by terminating some of the leases with landlords under this model. In April 2020, we started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease-in apartments from the rental service company or enter into new lease-out agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference. As of September 30, 2021, we had no outstanding balances of capital lease payable or other financing arrangement payable.

As of September 30, 2021, we had RMB759.7 million (US$117.9 million) in our outstanding bank borrowings. As of September 30, 2021, we were in compliance with all material terms and covenants of our credit agreements.

We also raised capital from issuing preferred shares, convertible notes and warrants. In July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 104,871 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to January 2022, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$20.8 million at par and warrants to purchase 313,966 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements. See “—Convertible Notes and Warrants.”

Our business requires substantial capital expenditure, and we need to make significant upfront investment for sourcing and renovation of rental apartments, including to add an additional bedroom under our N+1 model, and decorate and furnish them. We have relied on proceeds from our tenants’ rental prepayment to finance a significant portion of our capital expenditure. When a tenant terminates the lease before the end of the period covered by his or her rental prepayment, we are required to refund the unused prepaid rentals to the tenant, or repay the rental installment loans representing the unused prepaid rentals to our financial institution partners where the tenant used the proceeds from the rental installment loans granted by such financial institution partners to finance the rental prepayment. In FY 2021, 38.7% of our terminated leases with tenants were terminated before the expiration of the contracted lease term (if a tenant terminates the lease before the end of the contracted lease term, his or her security deposit, usually representing one or two months’ rental will be forfeited).

To manage potential liquidity risk arising from tenants’ early termination, we have adopted a stringent cash management policy, which involves monitoring the level of our outstanding rental installment loan on the one hand, and our expenses and other capital requirements and available sources of financing on the other hand on a monthly basis to determine the maximum volume of rental installment loan inflow for the following month. We have also been exploring alternative sources of financing and asset-light strategies, including sourcing furnished apartments from landlords to reduce our upfront capital outlay. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs.

As of September 30, 2019, 2020 and 2021, we recorded negative working capital, and our current liabilities exceeded our current assets by RMB1,100.6 million, RMB1,758.7 million and RMB2,171.0 million (US$336.9 million), respectively. Furthermore, in January 2020, we entered into agreements with a rental service company to acquire-lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing for a consideration of RMB580.0 million, consisting of cash and our Class A ordinary shares, which is payable by the end of 2020 and subject to adjustments based on the quality of the assets according to the agreements. However, given the closing conditions were not fulfilled by September 30, 2020, this acquisition has been terminated in substance. We did not pay any consideration, and the deposit of RMB200.0 million we paid in January 2020 was fully returned to us. We have agreed to pay back the RMB8.0 million that this rental service company paid us before the termination of this acquisition. In addition, in July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire-lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. We paid US$5.8 million to the transferor to settle the first installment of the consideration. In May 2021, the remaining consideration for the acquisition consisted of US$23.2 million in cash and RMB289.7 million worth of our Class A ordinary shares and we entered into supplemental agreements with the rental service company and its affiliates, pursuant to which we settled the remaining consideration by delivering 186,375,850 Class A ordinary shares to them. They are entitled to sell these Class A ordinary shares in the open market, subject to certain lock-up arrangements. Among the 186,375,850 Class A ordinary shares delivered, we are obliged to (i) make up the shortfall if the proceeds they receive from the sale of 57,786,458 Class A ordinary shares are lower than US$0.4014 per share and (ii) repurchase 20,860,749 Class A ordinary shares at US$0.4015 per share in installments if they do not trade these shares in the open market, subject to the terms and conditions set forth in the agreements with them. We will also issue in installments, to a third-party contractor that manages the rental units as previously announced, up to 99.6 million Class A ordinary shares, subject to certain performance indicators and other terms and conditions set forth in the agreement. These factors raise substantial doubt about our ability to continue as a going concern. The report of our independent registered public accounting firm on our consolidated financial statements included elsewhere in this annual report includes an explanatory paragraph questioning our ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These factors are mitigated by the following plans and actions: (i) in July 2020, we executed convertible note and warrant purchase agreements with Key Space (S) Pte Ltd and Veneto Holdings Ltd. to raise proceeds of up to US$100 million. As of the date of this annual report, we have issued 21 instalments of convertible notes and raised proceeds of US$43.7 million in aggregate from these investors. No issuance cost were incurred. For FY 2020 and FY 2021, we raised proceeds of RMB163.6 million and RMB113.2 million (US$17.6 million), respectively, by issuing these convertible notes. We can raise additional proceeds of US$49.1 million by issuing addition convertible notes pursuant to the these agreements as of the date of this annual report; (ii) in January 2022, one of our principal shareholders, had agreed to consider providing necessary financial support in the form of debt and/or equity, to us to enable us to meet its other liabilities and commitments as they become due for at least twelve months from the date of this annual report. Based on our historical experience, renovation and supply chain funding requests will be approved in the normal course of business, provided that we submit the required supporting documentation and the amount is within the credit limit granted. Based on the above, we believe our existing capital resources are sufficient to meet our cash requirements to fund planned operations and other commitments for at least the next 12 months from the date of this annual report.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of our apartment network, our efficiency in apartment operation, including apartment renovation and pricing, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Additional funds may not be available on favorable terms or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—Our business requires significant capital expenditure for sourcing, renovation and maintenance of rental apartments. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects.”

The following table sets forth a summary of our cash flows for the years indicated:

	FY 2019	FY 2020	FY 2021
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(88,189)	54,841	(109,661)	(17,017)
Net cash (used in) investing activities	(351,450)	(138,670)	(6,486)	(1,000)
Net cash provided by (used in) financing activities	569,569	(134,924)	101,601	15,769
Effect of foreign exchange rate changes	2,132	(295)	2,032	557
Net increase (decrease) in cash, cash equivalents and restricted cash	132,062	(219,048)	(12,514)	(1,691)
Cash, cash equivalents and restricted cash at the beginning of the period	118,752	250,814	31,766	4,679
Cash, cash equivalents and restricted cash at the end of the period	250,814	31,766	19,252	2,988

Operating Activities

Net cash used in operating activities was RMB109.7 million (US$17.0 million) in FY 2021, which was primarily attributable to a net loss of RMB569.2 million (US$88.3 million), partially offset by non-cash items of RMB304.4 million (US$47.2 million) and a net working capital inflow of RMB155.2 million (US$24.1 million). The non-cash items of RMB304.4 million (US$47.2 million) were primarily attributable to (i) impairment loss of RMB199.6 million (US$31.0 million), (ii) writing off doubtful accounts of RMB150.2 million (US$23.3 million), and (iii) depreciation and amortization of RMB79.3 million (US$12.3 million), partially offset by the deferred rent of RMB214.6 million (US$33.3 million). The net working capital inflow of RMB155.2 million (US$24.1 million) was primarily attributable to (i) an increase in accrued expenses and other current liabilities of RMB51.2 million (US$7.9 million), (ii) a decrease in other assets of RMB47.6 million (US$7.4 million), and (iii) a decrease in the prepaid rent and deposit of RMB37.6 million (US$5.8 million), partially offset by (i) a decrease in deferred revenue of RMB18.6 million (US$2.9 million) and (ii) a decreased in deposits from tenants of RMB16.4 million (US$2.5 million).

Net cash provided by operating activities was RMB54.8 million in FY 2020, which was primarily attributable to a net loss of RMB1,533.6 million adjusted by non-cash items of RMB1,296.5 million and a net working capital inflow of RMB292.0 million. The non-cash items of RMB1,296.5 million were primarily attributable to (i) impairment loss of RMB846.8 million as we recorded an impairment, (ii) loss from disposal of property, plant and equipment and intangible assets of RMB469.0 million as we terminated our leases with landlords of 48,292 rental units before the end of the original lease terms in FY 2020 due to the COVID-19 pandemic, and (iii) depreciation and amortization of RMB263.0 million, partially offset by (i) reverse of deferred rent of RMB201.1 million due to the early termination of leases with landlords and (ii) fair value change of contingent earn-out liabilities of RMB97.4 million. The net working capital inflow of RMB292.0million was primarily attributable to (i) an increase in accrued expenses and other current liabilities of RMB269.5 million, (ii) a decrease in prepaid rent and deposit of RMB146.9 million, and (iii) an increase in accounts payable of RMB115.2 million and, partially offset by (i) a decrease in deposits from tenants of RMB161.5 million and (ii) a decrease in deferred revenue of RMB127.9 million.

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

Investing Activities

Net cash used in investing activities was RMB6.5 million (US$1.0 million) in FY 2021, primarily due to our payment of RMB6.5 million (US$1.0 million) for asset acquisition in July 2020.

Net cash used in investing activities was RMB138.7 million in FY 2020, due to our purchases of property and equipment of RMB99.2 million and partial payment for asset acquisition of RMB39.5 million.

Net cash used in investing activities was RMB351.5 million in FY 2019, primarily due to our purchases of property and equipment of RMB341.7 million.

Financing Activities

Net cash provided by financing activities was RMB101.6 million (US$15.8 million) in FY 2021. This primarily consisted of (i) the proceeds of RMB113.2 million (US$17.6 million) from issuance of convertible notes, (ii) the proceeds of RMB75.3 million (US$11.7 million) from long-term bank borrowings, and (iii) the proceeds of RMB39.7 million (US$6.2 million) from short-term bank borrowings, partially offset by (i) the repayment of RMB85.0 million (US$13.2 million) from rental instalment loans, and (ii) the repayment of RMB4.5 million (US$0.7 million) of short-term bank borrowings and RMB37.1 million (US$5.8 million) of long-term borrowings.

Net cash used in financing activities was RMB134.9 million in FY 2020. This primarily consisted of (i) the repayment of RMB924.2 million of rental installment loans, and (ii) the payment of RMB248.9 million for repurchase of ADS from certain investors into treasury shares, partially offset by (i) proceeds of RMB351.0 million from short term bank borrowing, (ii) net proceeds of RMB289.0 million from IPO, net of issuance cost of RMB29.3 million, and (iii) proceeds of RMB258.1 million from rental installment loans.

Net cash provided by financing activities was RMB569.6 million in FY 2019. This primarily consisted of (i) proceeds of RMB1,084.3 million from rental installment loans, (ii) proceeds of RMB530.0 million from issuance of preferred shares, net of issuance costs, (iii) proceeds of RMB327.6 million from capital lease and other financing arrangement, and (iv) proceeds of RMB254.0 million from long-term and short term borrowings, partially offset by (i) the repayment of RMB1,442.8 million of rental installment loans, and (ii) the repayment of RMB128.1 million of long-term and short term borrowings.

Rental Installment Loans

We cooperate with various commercial banks and other financial institutions to facilitate rental installment loans for our tenants in need. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. Before this, our tenants could apply for rental installment loans directly from these financial institutions. If the loans were approved by the financial institutions, the proceeds, which represented the total rental payments for the period covered under the lease agreement, were available to us at the inception of the lease and were applied to the tenants’ rental payments on a monthly basis. Under the rental instalment loan scheme, we have full control of the entire instalment loan proceeds and the security deposits collected from the tenants at lease inception are usually sufficient to cover for the delinquent payments from default. As such, we determine that guarantee liability to be nil for FY 2019, FY 2020 and FY 2021. As of September 30, 2021, we cooperated with three financial institutions to finance rental installment loans with annual interest rates between 6.0% and 10.6% and a total outstanding principal balance of RMB18.1 million (US$2.8 million).

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

Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. The cooperation has provided us with access to a stable source of low-cost capital to finance our apartment renovation upfront, which helps us scale in a cost efficient manner. Due to the rising vacancy rate of our rental units caused by the COVID-19 pandemic, we decreased the number of apartment contracted by terminating some of the leases with landlords under this model. In April 2020, we started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease-in apartments from the rental service company or enter into new lease-out agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference. We had transferred 25,375 of our rental units contracted and managed these rental units under this modified cooperation. In FY 2021, we terminated the cooperation with the rental service company owned by a state-owned bank, and we reclassified the capital lease payable and other financing payable to the account of “Accrued expenses and other current liabilities”. Because the underlying leasehold improvements or furniture, fixtures and equipment used in apartments did not provide future cash flows for us, we provided full impairment against these leasehold improvements or furniture, fixtures and equipment. As of September 30, 2021, we had no outstanding balances of capital lease payable or other financing arrangement payable.

Credit Facilities

In the first quarter of 2019, the VIE entered into a strategic cooperation agreement with Shanghai Huarui Bank Co., Ltd., or SHRB, pursuant to which the VIE was granted a three year revolving credit line of RMB2.0 billion. Of this credit line, RMB450.0 million is for decoration, RMB550.0 million for supply chain financing, and RMB1.0 billion for the VIE’s guarantee on rental installment loans. The credit line is available by February 2022. The interest rate for this credit facility was fixed at 7.5% per annum. As of September 30, 2021, the total outstanding amount under this credit line was RMB3.6 million (US$0.6 million).

In December 2019, the VIE entered into a loan agreement with Azure Investments Ltd., pursuant to which we were granted a short term non revolving credit line of US$35.0 million. The interest rate for this credit facility was fixed at 6.0% per annum. The credit line is available by September 30, 2020. As of September 30, 2021, the total outstanding amount under this credit line was US$32.5 million.

In April 2020, the VIE entered into an 18-month bank loan contract with SHRB under which the VIE borrowed RMB50.0 million to repay the rental installment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum. In April 2021, SHRB extended the due date of this borrowing to February 2022. As of September 30, 2021, the outstanding balance of the borrowing was RMB50.0 million (US$7.8 million), which is to be paid in February 2022.

In May 2020, the VIE entered into an 18-month bank loan contract with SHRB under which the VIE borrowed RMB50.0 million to repay the rental installment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum. As of September 30, 2021, we had drawn down RMB50.0 million, which is to be paid in February 2022.

In September 2020, the VIE entered into an 18-month bank credit facility with SHRB under which the VIE can draw down up to RMB108.0 million by March 26, 2021 to repay the rental installment loans on behalf of tenants who departed the rented apartments and for the daily operating expenses. The interest rate for this credit facility was 8.5% per annum. In April 2021, SHRB renewed the terms under which the VIE can draw down up to RMB91.4 million (US$14.2 million) by September 27, 2021 and extended the loan term to September 26, 2022. As of September 30, 2021, the VIE has drawn down RMB90.4 million (US$14.0 million), all of which is to be repaid within one year. These loans were guaranteed by Suzhou Qingke Information Technology Co., Ltd., collateralized by Suzhou Qingke Information Technology Co. and Qingke Public Rental and secured by the 77,100,000 Class A ordinary shares, which are our treasury shares charged to SHRB.

In September 2016, the VIE entered into a three-year bank credit facility with SHRB under which we could draw down up to RMB300.0 million by September 26, 2019. The interest rate for this credit facility was determined on the draw down date. The credit facility is collateralized by future cash flows generated by rental service revenue of certain of our rental units. The three year revolving bank credit facility matured in September 2019. In July and November 2020, we entered into two bank borrowing extension agreements with SHRB, respectively, pursuant to which the bank extended the due date of one borrowing with the principal amount of RMB27.0 million to January through March of 2022, and the due date of one borrowing with the principal amount of RMB132.0 million to March 2023. In December 2020, the VIE entered into two new bank borrowing agreements with SHRB, pursuant to which the VIE borrowed RMB25.9 million and RMB9.0 million, respectively. Both loans bear interest rate of 7.5% per annum and are due in December 2022. These two loans were guaranteed by Suzhou Qingke, collateralize by Suzhou Qinke and Qingke Public Rental, pledged by the accounts receivables guarantee of Suzhou Qingke, Qingke Public Rental and Hangzhou Qingke Residential Management Co., Ltd., and secured by the 77,100,000 Class A ordinary shares, which are our treasury shares charged to SHRB. The VIE used the bank borrowings to repay the outstanding bank borrowings. As of September 30, 2021, the VIE had an outstanding balance of RMB193.9 million (US$30.1 million), of which RMB27.0 million (US$4.2 million) was subject to an interest rate of

8.75% per annum and remaining balance was subject to an interest rate of 7.5% per annum. The weighted average interest rate for borrowings drawn under such credit facility was 7.5% and 7.9% per annum for FY 2020 and FY 2021, respectively.

In April 2021, we entered into a share charge agreement with SHRB. Pursuant to the agreement, we charged 77,100,000 Class A ordinary shares, which are our treasury shares, and other property in connection with these shares as set forth in the agreement (collectively, the “Charged Property”), to SHRB (the “Charge”). The Charge is to secure the payment and other obligations of the subsidiaries of the VIE, as borrowers, under certain loan agreements (including those specified above) with SHRB, as lender, with an aggregate outstanding principal amount of RMB383.3 million. If an event of default occurs under these loan agreements, subject to the terms in the agreement, SHRB will be authorized to arrange for the Charged Property to be registered in the name of SHRB or its nominee, and will be entitled to exercise all voting and/or consensual powers pertaining to the Charged Property following the transfer of the legal title of the Charged Property to SHRB or its nominee. For purposes of the Charge, we issued 77,100,000 Class A ordinary shares to a third party, and repurchased all of these shares and held them as treasury shares on the same day.

In December 2021, we entered into a 18-month borrowing agreement with Zhejiang MY Bank (the “MY Bank”) under which we borrowed RMB29.1 million (US$4.5 million). The borrowing is used to repay the rental instalment loans for the lessees. The interest rate is 8.5% per annum. Pursuant to the borrowing agreement, we are obliged to make monthly repayment of RMB0.4 million (US$0.1 thousand) and interest expenses for the first six months and RMB2.2 million and interest expenses of the remaining twelve months. As of September 30, 2021, we had outstanding borrowings of RMB24.7 million (US$3.8 million) due to MY Bank.

Convertible Notes and Warrants

We entered into a convertible notes and warrant purchase agreement dated July 22, 2020, as amended on July 29, 2020, with Key Space (S) Pte Ltd, and a convertible notes and warrant purchase agreement dated July 22, 2020 with Veneto Holdings Ltd. (collectively, the Purchase Agreements”) Pursuant to the Purchase Agreements, the convertible notes (the “Notes”) will be convertible at their respective conversion prices, at the option of the holders, into the ADSs. The conversion price per ADS of each Note is equivalent to 120% of the 30 trading day volume weighted average price (“VWAP”) of the ADSs as of the issuance date of such Note or, if certain ADS offerings are conducted, 80% of the issue price of such ADS offerings, subject to adjustments upon the occurrence of certain specified dilutive events. A holder may convert its Notes at any time on and after the 41st day after the issue date and prior to the maturity date. A holder may require us to redeem its Note at the specified fundamental change repurchase price, which includes a premium, upon the occurrence of a fundamental change, including a change of control of us. We may require the holders to mandatorily convert their Notes upon the occurrence of a mandatory conversion event. The Notes have two series. Series 1 bears interest of 7.5% per annum payable in cash annually and another 7.5% per annum payable in cash on the maturity date or, in the event of a conversion, on the conversion date in ADSs calculated at the conversion price. Series 2 bears interest of 3.5% per annum payable in cash annually and another 13.5% per annum payable in cash on the maturity date or, in the event of a conversion, on the conversion date in ADSs calculated at the conversion price. In addition, we have issued and will issue to holders of the Notes warrants (the “Warrants”) to subscribe to ADSs on the issuance date of the Notes and on each anniversary date of the Notes based on the principal amount of the Notes outstanding as of such anniversary date. Each of the Warrants expire five years after its respective issue date and has an exercise price equivalent to 110% of the VWAP of the ADSs over the 60 trading days preceding the date of issuance of each Warrant, subject to certain adjustments upon the occurrence of certain dilutive events.

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

We have also granted Key Space (S) Pte Ltd the option to subscribe to up to US$70 million in aggregate principal amount of additional 4 year series 1 or series 2 Notes at par within 24 months of July 29, 2020. From September 2020 to January 2022, we issued additional Notes in the aggregate principal amount of US$20.8 million at par (including US$6.2 million in aggregate principal amount of series 1 Notes and US$14.7 million in aggregate principal amount of series 2 Notes) and Warrants to purchase 313,966 ADSs to Key Space (S) Pte Ltd. For the Notes issued from September 2020 to January 2022, the conversion prices per ADS range from US$0.5701 to US$11.2508 or, if certain ADS offerings are conducted, 80% of the issue price of such ADS offerings, subject to adjustments upon the occurrence of certain specified dilutive events. The Warrants issued from September 2020 to January 2022 have an exercise price ranging from US$0.5678 to US$11.4618, subject to certain adjustments upon the occurrence of certain dilutive events.

The Purchase Agreements also provide certain holders of registrable securities with certain registration rights upon request in certain cases. At any time after the fourth anniversary of November 6, 2019, holders holding at least 10% or more of the issued and outstanding registrable securities (on an as converted basis) may request in writing that we effect a registration of registrable securities on any internationally recognized exchange that is reasonably acceptable to such requesting holders. If we qualify for registration on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States), any holder may request us to file, in any jurisdiction in which we have had a registered underwritten public offering, a registration statement on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States), including without limitation any registration statement filed under the Securities Act providing for the registration of, and the sale on a continuous or a delayed basis by the holders of, all of the registrable securities pursuant to Rule 415 under the Securities Act and/or any similar rule that may be adopted by the Commission, provided we shall be obligated to effect no more than one registrations that have been declared and ordered effective within any 12-month period. If we propose to register for our own account any of our equity securities, or for the account of any holder (other than current shareholders) of equity securities any of such holder’s equity securities, we shall promptly give each holder written notice of such registration and, upon the written request of any holder given within fifteen days after delivery of such notice, we shall use our best efforts to include in such registration any registrable securities thereby requested to be registered by such holder, and we shall not grant to any other Note holders any similar rights superior to those of the Note holders, except with the consent of the Note holders. We will bear all registration expenses, other than underwriting discounts and selling commissions, incurred in connection with any demand, F-3 or piggyback registration. These registration rights shall terminate on the later of (a) the fifth anniversary of November 6, 2019, and (b) with respect to any holder, the date on which such holder holds less than 1% of our equity securities and all registrable securities may be sold under Rule 144 of the Securities Act in any 90-day period.

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

Capital Expenditures

Our capital expenditures were primarily in connection with renovation of our leased-in apartments and procurement of technology, information and operational software and hardware. Our capital expenditures totaled RMB172.1 million, RMB138.7 million and RMB6.5 million (US$1.0 million) in FY 2019, FY 2020 and FY 2021, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Impact of Recently Issued Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 “Summary of Principal Accounting Policies Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in the PRC. In utilizing the proceeds from the initial public offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. For an increase in the registered capital of any of our PRC subsidiaries, we need to complete certain filing and/or registration procedures with competent authorities, which typically take us one or two months. Some local authorities in the PRC require prior approval before such procedures, according to which we shall file requested documents related to the proposed capital increased on the online integrated registration system. If we provide funding to any of our PRC subsidiaries through loans, the total amount of such loans may not exceed the difference between the total investment as approved by the foreign investment authorities and the registered capital of such PRC subsidiary. Such loans should be registered with the SAFE which usually takes no more than 20 working days to complete. The cost of obtaining such approvals or completing such registration is minimal. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from our offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or other consolidated entities or any newly formed subsidiaries or other consolidated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries and other consolidated entities are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries and other consolidated entities in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of September 30, 2019, 2020 and 2021, we did not incur statutory reserves of our PRC subsidiaries and other consolidated entities as we incurred net loss in FY 2019, FY 2020 and FY 2021. These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries and other consolidated entities are restricted in their ability to transfer their net assets to us in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB1,332.2 million, RMB930.5 million and RMB1,754.6 million (US$272.3 million) as of September 30, 2019, 2020 and 2021, respectively.

Furthermore, under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

C.	Research and Development, Patents, and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology Systems and Infrastructure,” “Item 4. Information on the Company—B. Business Overview—Risk Management,” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for FY 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the combined and consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates.

Impairment of long-lived assets

We measure impairment of long-lived assets, including property and equipment, and intangible assets, by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss equal to the difference between the carrying amount and fair value of these assets.

Property and equipment

We determined the fair value of the property and equipment was determined based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were 4% and 10% for FY 2019, and 3% and 11% for FY 2020, respectively.

For FY 2019 and FY 2020, we recorded impairment of RMB46.2 million and RMB313.4 million against property and equipment, respectively. As of September 30, 2021, these property and equipment no longer generated cash flow, we recognize full allowance against the property and equipment. For FY 2021, we recorded impairment of RMB199.6 million (US$31.0 million) against property and equipment.

Intangible assets

During FY 2020, we acquired from Great Alliance Co-living Limited and its affiliates certain assets, including approximately 72,000 apartment rental contracts and leasehold improvements attached to the apartments, and trademarks of Great Alliance Co-living Limited and its affiliates, which are also subject to impairment test.

The apartment rental agreements with both landlords and tenants were valued using the multi-period excess earnings method, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were negative 12.5% and 19%, respectively, for FY 2020.

The trademarks were valued using the relief from royalty method, which incorporated certain assumptions including projected revenues contributed by trademarks, royalty savings and projected trends of operating results. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were negative 10% and 19%, respectively, for FY 2020. For FY 2020, we recorded impairment of RMB425.3 million and RMB108.1 million against apartment rental agreements and trademarks, respectively.

As of September 30, 2021, we reviewed the fair value of the apartment rental agreements and trademarks based on the income approach using the discounted cash flow associated with the underlying assets, and did not recognize impairment against these intangible assets for FY 2021.

Convertible note

As of September 30, 2021, we closed 14 issuances of convertible notes (“Notes”) of US$48.8 (approximately RMB326.8 million). The maturity dates of these Notes shall be the fourth anniversary of issuance dates. We also issued to the holder of the Notes, warrants to purchase ADSs equal to 4% of the principal balance on the date of issuance. Each of the warrants expire five years after its respective issue date and has an exercise price equivalent to 110% of the volume weighted average price (“VWAP”) of the ADSs over the 60 trading days preceding the date of issuance of each warrant, subject to certain adjustments upon the occurrence of certain dilutive events.

The convertible notes did not contain beneficial conversion feature. We assessed that the embedded features, including conversion features, redemption features and acceleration features were not bifurcated from the debt hosts as they were clearly and closely related to the debt hosts. We classified the convertible notes as debt measured at amortized cost. We classified the warrants as an equity as they were cashless settled and were indexed to the our own stocks and classified in the shareholders’ equity in the consolidated balance sheets.

The proceeds from issuance of the Notes were allocated to the relative fair values of the Notes and warrants. We estimated fair value of Notes were RMB264.1 million (US$41.0 million) as of September 30, 2021, using discount cash flow model, which took into consideration the term yields ranging between 18.12% and 25.58%. We estimated fair value of the warrants issued at RMB5.4 million (US$0.8 million) as of September 30, 2021, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As of September 30, 2020 and 2021, we allocated proceeds of RMB6.6 million and RMB7.2 million (US$1.1 million), respectively, to the warrants which was recorded as an additional paid-in capital.

Valuation of deferred tax assets

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

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such determination, our management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. For FY 2020 and FY 2021, we provided impairment against deferred tax assets of RMB281.0 million and RMB94.8 million (US$14.7 million), respectively.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. we recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. As of September 30, 2020 and 2021, we did not have any significant unrecognized uncertain tax positions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chengcai Qu	40	Chairman of the board of directors, chief executive officer, chief operating officer and vice president
Gang Xie	49	Director, chief technology officer
Lin Lin	49	Director
Chen Chen	41	Independent director
Lin Zhou	62	Independent director
Zhichen (Frank) Sun	39	Chief Financial Officer

Mr. Chengcai Qu has been the chairman of our board of directors and chief executive officer since January 2021, our chief operating officer since June 2020, our director since March 2020, and our vice president since 2014. Prior to joining our company, Mr. Qu was a director of the office of public relations at Antai School of Economics and Management of Shanghai Jiao Tong University from November 2006 to November 2013. From June 2004 to October 2006, Mr. Qu was a newspaper reporter specializing in business and management. Mr. Qu received a bachelor’s degree in literature from Shanghai University of Finance and Economics in 2004, and a master’s degree in business administration from Shanghai Jiao Tong University in 2013.

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

B. Compensation

For FY 2021, we paid an aggregate of approximately RMB3.9 million (US$0.6 million) in cash to our directors and executive officers. Except as disclosed in this annual report, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. If the executive officer otherwise fails to perform agreed duties, we may terminate employment upon 30 day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time upon mutual agreement or 30 day advance written notice.

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

Stock Options and RSUs

Yijia Inc., which is wholly owned by High Gate Holdings Ltd., holds shares underlying our share-based awards for persons who contribute to the success of our operations. As of the date of this annual report, we issued 86.0 million ordinary shares to Yijia Inc., which are reserved for share-based awards we have granted, or may grant in the future. As of the date of this annual report, 34.2 million share options are issued and outstanding.

In addition, in September 2019, our board of directors approved our 2019 share incentive plan, or the 2019 Plan, to provide incentives to employees, officers, directors and consultants and promote the success of our business.

Stock Options A

In August 2014, April 2016 and October 2016, we granted an aggregate number of 26.86 million share options to certain of our management, employees and non-employees (“Stock Options A”), 16.61 million of which had been forfeited as of the date of this annual report. The remaining Stock Options A are exercisable into 10.25 million Class B ordinary shares. The exercise price of Stock Options A is RMB2.0 per ordinary share. Stock Options A vest 50% on the first and second calendar year after the year of our initial public offering. All grantees of Stock Options A are restricted from transferring more than 25% of their total converted ordinary shares each year after the exercise date.

Stock Options B

In July 2017, we granted 43.14 million share options to our management and employees (“Stock Options B”), 19.19 million of which had been forfeited as of the date of this annual report. The remaining Stock Options B are exercisable into 23.95 million Class A ordinary shares. The exercise price of Stock Options B is RMB2.0 per ordinary share. Stock Options B vested immediately upon the grant-date. All grantees of Stock Options B are restricted from transferring their converted ordinary shares after certain periods subsequent to the date of our initial public offering. If the grantee of Stock Options B resigned from our company before the restricted period lapses, we have the right to repurchase the Stock Options B or ordinary shares at RMB2.0 per Stock Option B or ordinary share.

The following table summarizes, as of the date of this annual report, the outstanding Stock Options A and Stock Options B granted to our directors, officers and other grantees.

Name	Ordinary Shares Underlying Award Granted	Exercise Price (per share)	Date of Grant	Date of Expiration
Chengcai Qu	*	RMB2.0	July 31, 2017	December 31, 2025
Gang Xie	*	RMB2.0	August 31, 2014	August 30, 2024
Zhichen (Frank) Sun	*	RMB2.0	July 31, 2017	December 31, 2025
Other	24,200,000	RMB2.0	from August 31, 2014 to July 31, 2017	from August 30, 2024 to December 31, 2025
Total	34,200,000

*	Less than 1% of our total outstanding shares.

RSUs

In March 2021, we issued 25,000,000 restricted share units (“RSUs”) to a consulting company for the service provided, pursuant to the 2019 Plan. All of the RSUs were vested immediately upon grant. The consulting company exercised all of these RSUs and therefore we issued 25,000,000 Class A ordinary shares to this consulting company pursuant to the 2019 Plan and the award agreement. We recorded the RSUs at the measurement date fair value per share of US$0.09 by reference to the share price in the open market on the grant date. As of the date of this annual report, no RSU is outstanding.

2019 Share Incentive Plan

The 2019 Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering. As of the date of this annual report, we have issued 25,000,000 RSUs under the 2019 Plan, all of which have been exercised.

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

C. Board Practices

Our board of directors consists of five (5) directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Chen Chen and Lin Zhou. Chen Chen is the chairman of our audit committee. We have determined that each of Chen Chen and Lin Zhou satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the NASDAQ and Rule 10A 3 under the Securities Exchange Act of 1934, as amended. We have determined that Chen Chen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D. Employees

As of September 30, 2019, 2020 and 2021, we had 775, 248 and 40 employees, respectively. Substantially all of our employees are based in China. The table below shows the number of our employees by function as of September 30, 2021.

Function	Number of Employees
Sourcing	1
Apartment leasing, tenant relations and property maintenance*	3
Research and development	8
Other	28
Total	40

*	In addition to our own employees, we had 1,680 apartment managers from our outside contractors as of September 30, 2021.

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

The number of employees decreased from 248 as of September 30, 2020 to 40 as of September 30, 2021 mainly because (i) the number of rental units contracted decreased and (ii) after we terminated the cooperation with the rental service company owned by a state-owned bank in apartment sourcing and renovation, substantially all of our rental units are managed by third-party contractors.

We have a well-trained and motivated workforce, and an effective training program to develop our operations and management staff to manage its rapidly expanding apartment network. Our regional management teams offers structured training programs for sales, sourcing, and corporate staff. Our apartment sourcing and sales staff are required to attend a three day new hire training program offered by us covering topics such as our corporate culture, sales and marketing, office software skills, sourcing skills, tenant service, and apartment operation standards. Our managers also attend team management, financial, and human resource management courses. In FY 2021, our operations and management staff on average received approximately 60 and 30 hours of training, respectively.

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

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 1,655,048,760 ordinary shares outstanding as of the date of this annual report, consisting of 1,474,659,211 Class A ordinary shares and 180,389,549 Class B ordinary shares.

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

	Class A ordinary shares		Class B Ordinary Shares		Total ordinary shares on an as- converted basis		Aggregate voting power***
	Number%	%	Number	%	Number	%	%
Directors and Executive Officers**:
Chengcai Qu	*	*	—	—	*	*	*
Gang Xie	—	—	—	—	—	—	—
Lin Lin	—	—	—	—	—	—	—
Chen Chen	—	—	—	—	—	—	—
Lin Zhou	—	—	—	—	—	—	—
Zhichen (Frank) Sun	*	*	—	—	*	*	*
All Directors and Executive Officers as a Group	10,000,000	0.7%	—	—	10,000,000	0.6%	0.3%
Principal Shareholders:
Yijia Inc.(1)	—	—	180,389,549	100.0%	180,389,549	10.9%	55.0%
Crescent Capital Investments Ltd. and its affiliated entities(2)	624,360,584	35.0%	—	—	624,360,584	31.8%	17.4%
North Haven Private Equity Asia Harbor Company Limited(3)	120,000,000	8.1%	—	—	120,000,000	7.3%	3.7%
Bill.Com Inc.(4)	112,300,000	7.6%	—	—	112,300,000	6.8%	3.4%
Great Global Ventures Ltd(5)	96,491,652	6.5%	—	—	96,491,652	5.8%	2.9%

*	Less than 1% of our total outstanding shares.
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

(2)

Represents (i) 314,539,304 Class A ordinary shares held by CP QK Singapore Pte Ltd., a Singapore company, (ii) 298,013,340 Class A ordinary shares represented by 9,933,778 ADSs issuable upon the conversion of our series 1 and series 2 convertible notes held by Key Space (S) Pte Ltd., a Singapore company, excluding any accrued interest, and (iii) 11,807,940 Class A ordinary shares represented by 393,598 ADSs issuable upon the exercise of warrants granted to Key Space (S) Pte Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. The majority of CRESCENT GP LTD.’s voting power is held by David McKee Hand. All of the voting power of Key Space (S) Pte Ltd. is held by Crescent Capital Investments Ltd. The information set forth in this footnote is derived from the Amendment No.1 to the Schedule 13D filed by Crescent Capital Investments Ltd., among others, on February 9, 2022.

(3)

Represents 120,000,000 Class A ordinary shares held by North Haven Private Equity Asia Harbor Company Limited, a Cayman Islands company, as reported in the Amendment No. 2 to the Schedule 13G filed by Morgan Stanley, among others, on February 10, 2022, which is ultimately controlled by Morgan Stanley, a Delaware company listed on New York Stock Exchange.

(4)

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

(5)	Represents 96,491,652 Class A ordinary shares held by Great Global Ventures Ltd, a British Virgin Islands company.

To our knowledge, 638,607,300 Class A ordinary shares, representing approximately 38.6% of our total outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, our depositary. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the VIE and Its Shareholders

PRC laws and regulations restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we conducted certain business through Q&K E-commerce, the VIE, based on a series of contractual arrangements before the Equity Transfer. On October 26, 2021, we transferred all of our equity interest in the WFOE to Wangxiancai Limited. As of the date of this annual report, we do not conduct any operation through a variable interest entity. See “—Transaction with Wangxiancai Limited” for more details.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Options and RSUs.”

Convertible Notes and Warrants

We have issued convertible notes and warrants to Key Space (S) Pte Ltd., an entity controlled by certain shareholder of us. In FY 2020 and FY 2021, we issued convertible notes in exchange for cash of US$24.0 million and US$17.6 million, respectively, to Key Space (S) Pte Ltd. As of the date of this annual report, we have issued 20 instalments of convertible notes and raised proceeds of US$43.7 million in aggregate from Key Space (S) Pte Ltd. In FY 2020 and FY 2021, we accrued interest expenses of RMB4.4 million and RMB49.5 (US$7.7 million) on the convertible notes, respectively. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Notes and Warrants.”

Transaction with Wangxiancai Limited

On October 26, 2021, we transferred all of our equity interest in the WFOE to Wangxiancai Limited, which is beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party, for nominal consideration. The consideration was nominal value because the WFOE and the VIE were loss-making and the possibility that they would generate cash flow in the future was minimal. The WFOE had a series of contractual arrangements with the VIE, through which we carried out certain rental apartment operation business prior to the Equity Transfer. The Equity Transfer was performed to dedicate our business resources to operate higher-quality rental apartments through our subsidiaries in China. As a result of the Equity Transfer, we no longer conduct any operation through a variable interest entity.

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

As of October 26, 2021 immediately before the Equity Transfer, the VIE was involved in eight ongoing legal proceedings, most of which were initiated by suppliers. The amount of the claims arising from these ongoing legal proceedings were RMB33.7 million (US$5.2 million) in aggregate. Two of these legal proceedings had claims over RMB1.0 million (US$0.2 million). In particular, one of our suppliers, Shanghai Greenland Construction (Group) Co. Ltd., or Shanghai Greenland, filed a lawsuit against one of the VIE’s subsidiaries, alleging that it should pay Shanghai Greenland the construction fee and other related expenses and fees for the construction of the VIE’s subsidiary’s research and development center in Suzhou pursuant to a construction contract entered into by Shanghai Greenland and the VIE’s subsidiary. The amount of the construction fee and other related expenses and fees was approximately RMB58.0 million (US$8.5 million), which had been accounted for in the consolidated financial statements for FY 2021. We sold buildings under construction in Suzhou through judicial sales for proceeds of RMB100.3 million. The court assisted us to sell the buildings under construction and collected the proceeds on behalf of us. The proceedings had been settled in December 2021. After the Equity Transfer, we are no longer involved in these legal proceedings.

In addition, in 2020, due to the COVID-19 pandemic, the VIE terminated certain leases with landlords before the end of the original lease terms by sending landlords short messages indicating that the leases would be terminated on the specified dates and we would not assume any liability for the early termination of the leases. We had disputes with some of these landlords. Some landlords filed lawsuits against us for compensation aggregating RMB3.9 million (US$0.6 million), under which we estimated that we are exposed to the compensation of RMB3.9 million (US$0.6 million) and recorded the contingent liability in our balance sheet as of September 30, 2021. Certain landlords had expressed their objection to our early termination of leases but did not file lawsuits against us. These landlords had rights to file lawsuits against us within three years from the date of our early termination notice, for a maximum compensation of RMB58.0 million (US$8.9 million). This amount is equivalent to three months’ rents of these leases, based on relevant trial guidance issued by the high people’s courts in the PRC as advised by our PRC legal counsel, JunHe LLP. The actual compensation amount will be negotiated with each landlord and we did not accrue the contingent liability in our balance sheet as of September 30, 2021. As of October 26, 2021 immediately before the Equity Transfer, a majority of these landlords had expressed their consents to the early termination of leases as set forth in the short messages, or had not raised any objection to the early termination of leases. As advised by our PRC legal counsel, JunHe LLP, pursuant to the PRC laws, the landlords may file lawsuits against the VIE for the early termination of leases with the courts within three months from the date of the early termination notice, otherwise their claims will not be supported by the courts.

Disputes, legal proceedings and potential legal proceedings related to us had materially and adversely affected, and may continue materially and adversely affecting, our financial condition, business and reputation.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Dividend Distribution” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing 30 of our Class A ordinary shares, have been listed on the NASDAQ Global Market since November 5, 2019. Our ADSs trade under the symbol “QK.” In FY 2019, FY 2020 and FY 2021, no significant trading suspensions occurred.

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

At any general meeting on a poll, every shareholder holding Class A ordinary shares present in-person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative shall have one (1) vote for every fully paid Class A ordinary share of which he is the holder; and every shareholder holding Class B ordinary shares present in-person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative shall have ten (10) votes for every fully paid Class B ordinary share of which he is the holder.

A resolution put to the vote of a meeting shall be decided by way of a poll save that the chairman of the meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case (i) every shareholder holding Class A ordinary shares present in-person (or being a corporation, is present by a duly authorized representative), or by proxy(ies) shall have one (1) vote, and (ii) every shareholder holding Class B ordinary shares present in-person (or being a corporation, is present by a duly authorized representative), or by proxy(ies) shall have ten (10) votes, provided that, notwithstanding anything contained in our amended and restated memorandum and articles of association, where more than one proxy is appointed by a shareholder which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. For the purposes of our amended and restated memorandum and articles of association, procedural and administrative matters are those that (i) are not on the agenda of the general meeting or in any supplementary circular that may be issued by us to the shareholders; and (ii) relate to the chairman’s duties to maintain the orderly conduct of the meeting and/or allow the business of the meeting to be properly and effectively dealt with, whilst allowing all shareholders a reasonable opportunity to express their views.

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

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid up ordinary share capital, the assets will be distributed so that the losses are borne by our holders of ordinary shares proportionately.

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

General Meetings of Shareholders

A quorum required for a meeting of shareholders consists of one or more shareholders present in-person or by proxy representing not less than one-third of all voting power of the company’s share capital in issue. (i) A majority of our board of directors, or (ii) the chairman of our board of directors, or (iii) any director, where required to give effect to a requisition received under the amended and restated memorandum and articles of association, may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

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

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•	sub divide our existing shares, or any of them into shares of a smaller amount; or
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

A resolution in writing signed by all the directors (other than in the circumstances set out in article 85 in our amended and restated memorandum and articles of association) except such as are temporarily unable to act due to ill health or disability shall (provided that (i) the circulation of such resolutions has the prior approval of, and is initiated by, the chairman of our board of directors, (ii) such number of signatories includes the chairman of our board of directors and is sufficient to constitute a quorum, and (iii) further provided that a copy of such resolution has been given or the contents thereof communicated to all the directors for the time being entitled to receive notices of board meetings in the same manner as notices of meetings are required to be given by our amended and restated memorandum and articles of association) be as valid and effectual as if a resolution had been passed at a meeting of our board of directors duly convened and held.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the subject of the offer, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to any provision to the contrary in our amended and restated memorandum and articles of association, a director may, at any time before the expiration of his or her period of office (notwithstanding anything in our post offering amended and restated memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under any such agreement)) be removed by way of either (a) an ordinary resolution of the shareholders; or (b) the affirmative vote of a majority of the remaining directors present and voting at a board meeting; or (c) a resolution in writing (which complies with the requirements of the provisos contained in article 119 of our amended and restated memorandum and articles of association) signed by all the directors other than the director being removed.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Pursuant to the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor in Council: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of us. The undertaking is for a period of twenty years from March 8, 2018.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day to day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Provided that our Cayman Islands holding company, Q&K International Group Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Circular 7, where a Non-Resident Enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Class A ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold Class A ordinary shares or ADSs as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark-to-market, financial institutions, insurance companies, tax exempt entities, regulated investment companies, partnerships (including any entities treated as partnerships for U.S. federal income tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by vote or value), persons holding Class A ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class A ordinary shares or ADSs.

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

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our Class A ordinary shares or ADSs (including amounts, if any, withheld to reflect PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of Class A ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

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

Our ADSs are listed on the NASDAQ Global Market, and the ADSs qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our financial statements, the manner in which we conduct our business and the relevant market data, we do not believe we were a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year. In addition, based on our financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate becoming a PFIC for our 2021 taxable year or in the foreseeable future. We could be treated as a PFIC, however, if our rental income in any particular taxable year is not treated as “active” rental income for U.S. federal income tax purposes, as discussed under “Passive Foreign Investment Company Rules”.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (See “—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “Treaty.” If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. Dividend distributions with respect to our Class A ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

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

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or Class A ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a PRC tax is imposed on the sale or other disposition, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. However, in the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such holder may elect to treat such gain as PRC source gain under the Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ADSs or Class A ordinary shares.

Deposits and withdrawals of Class A ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

•	75% or more of our gross income for the taxable year is passive income; or
•	50% or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

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

Based on our financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable years ending September 30, 2021 and September 30, 2020, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of our VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current year or in a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the treatment of our rental income as active for purposes of these tests depends upon whether we conduct sufficient marketing or other activities with respect to the rented properties in each taxable year to meet the requirements for an active rental business under applicable Treasury regulations, which may be uncertain.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our Class A ordinary shares or ADSs and such U.S. Holder does not make a mark-to-market election, as described below, the U.S. holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, distributions that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Class A ordinary shares or ADSs) and gain that the U.S. Holder recognizes on the sale of our ordinary shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its Class A ordinary shares or ADSs. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares or ADSs, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our Class A ordinary shares or ADSs unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service (“IRS”) Form 8621. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step up in the basis of his or her Class A ordinary shares or ADSs at death.

A U.S. Holder may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the NASDAQ Global Market). It should also be noted that it is intended that only the ADSs and not the Class A ordinary shares will be listed on the NASDAQ Global Market. Consequently, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the U.S. Holder’s basis in those ADSs and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its ADSs over their fair market value at year end, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s ADSs in a year in which we are a PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark to mark election.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower tier PFIC for purposes of the application of the PFIC rules. U.S. Holders should consult their own tax advisors about the possible application of the PFIC rules to any of our subsidiaries.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 (Registration No. 333-234112) under the Securities Act to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed a related registration statement on Form F-6 (Registration No. 333-234252) with the SEC to register the ADSs. We have also filed a registration statement on Form F-3 (File Number 333-258187) with the SEC.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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

The sensitivity analysis below has been determined based on the exposure to interest rates for interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2021. The analysis is prepared assuming that those balances outstanding as of September 30, 2019 and 2020 were outstanding for the whole financial year. A 10% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2021, a 10% increase or decrease in each applicable interest rate would add or deduct RMB15.6 million (US$2.4 million) to our interest expense in FY 2021.

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

Foreign Exchange Risk

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the RMB against the U.S. dollar by authorizing market makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase the volatility in the trading value of the Renminbi against foreign currencies. The (depreciation) /appreciation of the U.S. dollar against the Renminbi was approximately 4.1%, (5.0)% and (5.1)% in FY 2019, FY 2020 and FY 2021, respectively. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

As substantially all of our revenues and expenses are denominated in Renminbi, we do not believe that we currently have any significant direct foreign exchange risk, and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. In addition, the reporting currency of our company is Renminbi, the functional currency of our company is U.S. dollars, and the functional currency of our subsidiaries is their local currencies, which is Renminbi for our operating subsidiaries. Any significant revaluation of U.S. dollars may materially and adversely affect our earnings and shareholders’ deficits in Renminbi given that a portion of our cash and cash equivalents are denominated in U.S. dollars. A 10% depreciation of U.S. dollars against Renminbi may increase loss and shareholders’ deficits by RMB89.6 thousand (US$13.9 thousand) for FY 2021.

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

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee attracting services until its fees for those services are paid.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-234112) in relation to our initial public offering, which was declared effective by the SEC on November 4, 2019. In November 2019, we completed our initial public offering in which we issued and sold an aggregate of 2,700,000 ADSs (excluding ADSs offered in the exercise of the over allotment options), representing 81,000,000 Class A ordinary shares. In November 2019, the underwriters for our initial public offering exercised all of their over allotment options to purchase an addition of 405,000 ADSs. The net proceeds we received from the initial public offering and the exercise of over allotment options totaled US$44.5 million. Morgan Stanley & Co. LLC and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering.

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

For the period from November 4, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to the date of this annual report, we used (i) RMB229.2 million of the net proceeds from our initial public offering to expand our apartment network, primarily consisting of a deposit of approximately RMB200.0 million for the planned acquisition of lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing from another rental service company in early 2020, which was eventually used to repurchase our ADSs due to the termination of this transaction, and a deposit of approximately RMB22.5 million to secure the acquisition of lease contracts with landlords and tenants and related fixtures and equipment for certain rental units in Tianjin from another rental service company in December 2019, and (ii) RMB44.2 million of the net proceeds from our initial public offering for general use. We then used the RMB200.0 million returned to us to repurchase ADSs on the open market and the process of transferring the ADSs to our account has completed. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of the date of this annual report, we have used all proceeds from our initial public offering.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of September 30, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

In connection with the audits of our consolidated financial statements as of September 30, 2021 and for FY 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Because of the material weakness identified above, our management has concluded that our internal control over financial reporting was not effective as of September 30, 2021.

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

Changes in Internal Control over Financial Reporting

There was no changes in our internal control over financial reporting that occurred in FY 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Chen Chen, our independent director (under the standards set forth under Rule 5605(a)(2) of the NASDAQ Marketplace Rules and Rule 10A-3 under the Exchange Act) is an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2019. We have posted a copy of our code of business conduct and ethics on our website at https://ir.qk365.com/static-files/f3b7f9ae-914c-4059-9f2f-ebf9a7268429, where you can obtain a copy without charge.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, our principal external auditors, for the periods indicated.

	FY 2020	FY 2021
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	4,074	3,608	560
Total	4,074	3,608	560

(1)

Audit fees include the aggregate fees incurred in each of the fiscal years listed above for professional services rendered by our principal auditors for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum Bernstein & Pinchuk LLP, including audit services, audit related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Class A Ordinary Shares Purchased	(b) Average Price Paid per Class A Ordinary Shares (US$)	(c) Total Number of Class A Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Approximate Dollar Value of Class A Ordinary Shares That May Yet Be Purchased Under the Plans or Programs
April 1, 2021 through April 30, 2021	77,100,000(1)	0.00001	—	—
Total	77,100,000(1)	0.00001	—	—

(1)

On April 23, 2021, we issued 77,100,000 Class A ordinary shares to a third party, and repurchased all of these shares and held them as treasury shares on the same day, for the charge to secure the payment and other obligations of our subsidiaries, as borrowers, under certain loan agreements with SHRB, as lender, with an aggregate outstanding principal amount of RMB383.3 million.

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

Deloitte’s audit report on our consolidated financial statements for the FY 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte did not audit any financial statements of our company as of any date or for any period subsequent to September 30, 2019. For more details, please refer to our annual report for FY 2020.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards. We opt to follow our home country practices and rely on certain exemptions provided by the NASDAQ Global Market corporate governance listing standards to a foreign private issuer, including exemptions from the requirements to have:

•	majority of independent directors on our board of directors;
•	a minimum of three members in our audit committee;
•	only independent directors being involved in the selection of director nominees and determination of executive officer compensation;
•	regularly scheduled executive sessions of independent directors;
•	a quorum of annual general meeting which is no less than 33 1/3% of our outstanding shares; and
•

shareholder approval prior to an issuance of securities in connection with (i) acquisition of the stock or assets of another company, (ii) change of control, (iii) equity compensation, and (iv) transactions other than public offerings.

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

2.4

Description of Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 16, 2021)

4.1

2019 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.3

English translation of the form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.4

English translation of the executed equity pledge agreement entered into by and among Q&K Investment Consulting, Q&K E-commerce and the shareholders of Q&K E-commerce dated April 21, 2015 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.5

English translation of the executed shareholder voting proxy agreement entered into by and among Q&K Investment Consulting, Q&K E-commerce, Xiamen Siyuan Investment Management Co., Ltd., Guangjie Jin and Bing Xiao dated April 21, 2015 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.6

English translation of the Spouse Consent Letter signed by the spouse of Mr. Bing Xiao dated April 14, 2015 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.7

English translation of the executed exclusive technology service agreement entered into by and between Q&K Investment Consulting and Q&K E-commerce dated April 21, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

Exhibit Number	Description of Document

4.8

English translation of the executed exclusive option agreement entered into by and among Q&K Investment Consulting, Q&K E-commerce and the shareholders of Q&K E-commerce (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.9

English translation of the executed strategic cooperation agreement entered into by and between SHRB and Shanghai Qingke Public Rental Housing Leasing Management Co., Ltd. dated February 21, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.10

Loan agreement between the Registrant and Azure Investments Ltd. dated December 18, 2019 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-39111) initially filed with the Securities and Exchange Commission on February 18, 2020 and amended on February 21, 2020)

4.11

Asset purchase agreement between the Registrant and Great Alliance Co-living Limited dated July 22, 2020 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 16, 2021)

4.12

Side Letter to the Asset purchase agreement between the Registrant and Great Alliance Co-living Limited dated July 22, 2020 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 16, 2021)

4.13

Share subscription agreement between the Registrant and Great Alliance Co-living Limited dated July 22, 2020 (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 16, 2021)

4.14

Share subscription agreement between the Registrant and Beautiful House Limited dated July 22, 2020 (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 16, 2021)

4.15

English translation of the executed asset transfer agreement between Chengdu Liwu Apartment Management Co., Ltd. and Beijing LianULife Technology Co., Ltd., among others, dated July 22, 2020 (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 16, 2021)

4.16

English translation of the contracted operation agreement among Chengdu Liwu Apartment Management Co., Ltd., Beijing Yihongyue Real Estate Co., Ltd. and Guang Han dated July 22, 2020 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 16, 2021)

4.17

Convertible notes and warrant purchase agreement between the Registrant and Key Space (S) Pte Ltd, dated July 22, 2020 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 16, 2021)

4.18

Amendment No. 1 to the convertible notes and warrant purchase agreement between the Registrant and Key Space (S) Pte Ltd, dated July 29, 2020 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 16, 2021)

4.19

Convertible notes and warrant purchase agreement between the Registrant and Veneto Holdings Ltd., dated July 22, 2020 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 16, 2021)

4.20*	Share charge agreement between the Registrant and Shanghai Huarui Bank Co., Ltd. dated April 23, 2021

4.21*	English translation of the equity transfer agreement of Shanghai Qingke Investment Consulting Co., Ltd. between Qingke (China) Limited and Wangxiancai Limited dated October 26, 2021

8.1*	Significant Subsidiaries of the Registrant

Exhibit Number	Description of Document
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm

15.2*	Consent of JunHe LLP

16.1*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

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

Date: February 15, 2022

Q&K INTERNATIONAL GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Q&K International Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Q&K International Group Limited, its subsidiaries and consolidated variable interest entities (the “Group”) as of September 30, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for each of the two years in the period ended September 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph—Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As more fully described in Note 2, the Group has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Bernstein & Pinchuk LLP
Marcum Bernstein & Pinchuk LLP

We have served as the Group’s auditor since 2020

New York, NY

February 15, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Q&K International Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows, for the year ended September 30, 2019 of Q&K International Group Limited (the “Company”), its subsidiaries and consolidated variable interest entities (the “Group”), and the related notes and financial statement schedule in Schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows for the year ended September 30, 2019, are in conformity with accounting principles generally accepted in the United States of America.

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

Q&K INTERNATIONAL GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2020	2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	22,879	16,317	2,532
Restricted cash	8,887	2,935	456
Accounts receivable, net	1,943	370	57
Amounts due from related parties	168	201	31
Prepaid rent and deposit	51,281	571	89
Advances to suppliers	16,043	12,933	2,007
Other current assets	101,803	143,343	22,246

Total current assets	203,004	176,670	27,418
Non-current assets:
Property and equipment, net	358,022	38,940	6,043
Intangible assets, net	222,123	152,464	23,662
Land use rights, net	10,448	-	-
Other assets	57,133	9,556	1,483

Total non-current assets	647,726	200,960	31,188
Total assets	850,730	377,630	58,606
LIABILITIES AND DEFICIT
LIABILITIES (including amounts of the consolidated VIEs without recourse to the Group, see Note 2)
Current liabilities:
Accounts payable	294,469	320,269	49,705
Amounts due to related parties	6,594	-	-
Deferred revenue	152,619	195,636	30,362
Short-term debt	762,136	558,705	86,710
Rental instalment loans	54,505	18,094	2,808
Deposits from tenants	82,191	65,785	10,210
Payable for asset acquisition	165,808	-	-
Contingent liabilities for payable for asset acquisition	-	164,254	25,492
Accrued expenses and other current liabilities	443,418	1,024,882	159,059

Total current liabilities	1,961,740	2,347,625	364,346
Non-current liabilities:
Long-term debt	464,920	201,041	31,201
Convertible note, net	206,466	313,870	48,712
Long-term deferred rent	212,054	-	-

Total non-current liabilities	883,440	514,911	79,913
Total liabilities	2,845,180	2,862,536	444,259

Q&K INTERNATIONAL GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2020	2021
	RMB	RMB	USD
Commitments and contingencies (Note 16)
Deficit:
Ordinary shares (US$0.00001 par value per share; 3,500,000,000 and 50,000,000,000 shares authorized; 1,436,010,850 shares issued and 1,358,760,850 shares outstanding as of September 30, 2020; and 1,724,486,700 shares issued and 1,647,386,700 shares outstanding as of September 30, 2021, respectively)	92	110	17
Treasury shares, at cost	(298,110)	(5)	(1)
Additional paid-in capital	2,085,099	1,845,295	286,385
Accumulated deficit	(3,809,516)	(4,378,690)	(679,562)
Accumulated other comprehensive income	18,357	38,784	6,018
Total Q&K International Group Limited shareholders’ deficit	(2,004,078)	(2,494,506)	(387,143)
Noncontrolling interest	9,628	9,600	1,490
Total deficit	(1,994,450)	(2,484,906)	(385,653)
Total liabilities and deficit	850,730	377,630	58,606

The accompanying notes are an integral part of these consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2019	2020	2021
	RMB	RMB	RMB	USD
Net revenues:
Rental service	1,089,164	1,105,172	939,169	145,757
Value-added services and others	144,606	102,791	97,037	15,060
Total net revenues	1,233,770	1,207,963	1,036,206	160,817
Operating costs and expenses:
Operating cost (including costs charged by related parties of RMB52,034, RMB 47,464 and RMB nil for the years ended September 30, 2019, 2020 and 2021, respectively)	(1,304,992)	(1,203,415)	(949,654)	(147,384)
Selling and marketing expenses (including expenses charged by related parties of RMB55,774, RMB nil and RMB nil for the years ended September 30, 2019, 2020 and 2021, respectively)	(135,413)	(63,512)	(13,115)	(2,035)
General and administrative expenses	(108,196)	(102,769)	(217,108)	(33,695)
Research and development expenses	(47,029)	(24,934)	(7,768)	(1,206)
Pre-operation expenses (including expenses charged by related parties of RMB 14,431, RMB nil and RMB nil for the years ended September 30, 2019, 2020 and 2021, respectively)	(42,661)	(14,245)	—	—
Impairment loss on long-lived assets	(46,213)	(846,766)	(199,575)	(30,974)
Loss from disposal of property and equipment and intangible assets	—	(468,980)	(30,173)	(4,683)
Other income (expense),net	2,427	15,881	(18,476)	(2,867)
Total operating costs and expenses	(1,682,077)	(2,708,740)	(1,435,869)	(222,844)
Loss from operations	(448,307)	(1,500,777)	(399,663)	(62,027)
Interest expense, net	(91,914)	(130,206)	(127,300)	(19,757)
Debt extinguishment loss	—	—	(41,964)	(6,512)
Foreign exchange loss, net	(457)	(62)	(244)	(38)
Fair value change of contingent earn-out liabilities	42,404	97,417	—	—
Loss before income taxes	(498,274)	(1,533,628)	(569,171)	(88,334)
Income tax expense	(63)	(13)	(31)	(5)
Net loss	(498,337)	(1,533,641)	(569,202)	(88,339)
Less: net loss attributable to noncontrolling interests	(95)	(49)	(28)	(4)
Net loss attributable to Q&K International Group Limited	(498,242)	(1,533,592)	(569,174)	(88,335)
Deemed dividend	(307,389)	—	—	—
Net loss attributable to ordinary shareholders	(805,631)	(1,533,592)	(569,174)	(88,335)
Net loss per share attributable to ordinary shareholders of Q&K International Group Limited —Basic and diluted	(1.87)	(1.14)	(0.39)	(0.06)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	430,450,490	1,351,127,462	1,460,692,909	1,460,692,909

Q&K INTERNATIONAL GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2019	2020	2021
	RMB	RMB	RMB	USD
Net loss	(498,337)	(1,533,641)	(569,202)	(88,339)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(7,621)	24,265	20,427	3,170
Comprehensive loss	(505,958)	(1,509,376)	(548,775)	(85,169)
Less: comprehensive loss attributable to noncontrolling interests	(95)	(49)	(28)	(4)
Comprehensive loss attributable to Q&K International Group Limited	(505,863)	(1,509,327)	(548,747)	(85,165)
Deemed dividend	(307,389)	—	—	—
Comprehensive loss attributable to ordinary shareholders	(813,252)	(1,509,327)	(548,747)	(85,165)

The accompanying notes are an integral part of these consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Renminbi in thousands, except for share data, unless otherwise stated)

		Q&K International Group Limited shareholders’ deficit
	Ordinary shares		Series A non-redeemable preferred shares			Additional	Accumulated other				Total
	Number of shares	Amount	Number of shares	Amount	Treasury stock	paid in capital	comprehensive (loss) income	Accumulated deficit	Total	Noncontrolling interests	shareholders’ deficit
Balance at September 30, 2018	430,450,490	27	255,549,510	35,777	—	—	1,713	(1,478,466)	(1,440,949)	17,772	(1,423,177)
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	—	—	(8,000)	(8,000)
Share-based compensation	—	—	—	—	—	8,173	—	—	8,173	—	8,173
Deemed dividend accretion	—	—	—	—	—	(8,173)	—	(299,216)	(307,389)	—	(307,389)
Net loss	—	—	—	—	—	—	—	(498,242)	(498,242)	(95)	(498,337)
Foreign currency translation adjustments	—	—	—	—	—	—	(7,621)	—	(7,621)	—	(7,621)
Balance at September 30, 2019	430,450,490	27	255,549,510	35,777	—	—	(5,908)	(2,275,924)	(2,246,028)	9,677	(2,236,351)
Issuance of ordinary shares in connection with initial public offering (“IPO”), net off issuance of cost of RMB 29,289	93,150,000	6	—	—	—	289,021	—	—	289,027	—	289,027
Conversion of Series Anon- redeemable preferred shares into ordinary shares	255,549,510	17	(255,549,510)	(35,777)	—	35,760	—	—	—	—	—
Conversion of mezzanine equity into ordinary shares	656,860,850	42	—	—	—	1,425,436	—	—	1,425,478	—	1,425,478
Repurchase of American Depositary Shares (“ADS”) from certain investors into treasury shares	—	—	—	—	(298,110)	—	—	—	(298,110)	—	(298,110)
ADS to be issued in exchange for acquisition of certain assets from two third parties	—	—	—	—	—	312,273	—	—	312,273	—	312,273
Share-based compensation	—	—	—	—	—	16,045	—	—	16,045	—	16,045
Warrants issued in connection with convertible notes	—	—	—	—	—	6,564	—	—	6,564	—	6,564
Net loss	—	—	—	—	—	—	—	(1,533,592)	(1,533,592)	(49)	(1,533,641)
Foreign currency translation adjustments	—	—	—	—	—	—	24,265	—	24,265	—	24,265
Balance at September 30, 2020	1,436,010,850	92	—	—	(298,110)	2,085,099	18,357	(3,809,516)	(2,004,078)	9,628	(1,994,450)
Issuance of ordinary shares to settle payable for asset acquisition	186,375,850	11	—	—	—	(8)	—	—	3	—	3
Reissuance of treasury shares to as debt extinguishment cost	77,100,000	—	—	—	298,110	(256,146)	—	—	41,964	—	41,964
Exercise of share-based compensation	25,000,000	2	—	—	—	(2)	—	—	—	—	—
Issuance and repurchase of ordinary shares		5	—	—	(5)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	15,806	—	—	15,806	—	15,806
Warrants issued in connection with convertible notes	—	—	—	—	—	546	—	—	546	—	546
Net loss	—	—	—	—	—	—	—	(569,174)	(569,174)	(28)	(569,202)
Foreign currency translation adjustments	—	—	—	—	—	—	20,427	—	20,427	—	20,427

Balance at September 30, 2021	1,724,486,700	110	—	—	(5)	1,845,295	38,784	(4,378,690)	(2,494,506)	9,600	(2,484,906)

The accompanying notes are an integral part of these consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in thousands, unless otherwise stated)

	For the years ended September 30,
	2019	2020	2021
	RMB	RMB	RMB	USD
Operating activities:
Net loss	(498,337)	(1,533,641)	(569,202)	(88,339)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share-based compensation	8,173	16,045	15,806	2,453
Depreciation and amortization	215,075	263,038	79,259	12,301
Loss from disposal of property, plant and equipment and intangible assets	—	468,980	30,173	4,683
Accretion of interest expense	15,777	214	1,988	309
Fair value change of contingent earn-out liabilities	(42,404)	(97,417)	—	—
Deferred rent	57,550	(201,127)	(214,557)	(33,299)
Writing off doubtful accounts	—	—	150,155	23,304
Impairment loss	46,213	846,766	199,575	30,974
Debt extinguishment loss	—	—	41,964	6,512
Changes in operating assets and liabilities:
Accounts receivable	(831)	(644)	1,573	244
Amounts due from related parties	8,940	5,419	(33)	(5)
Prepaid rent and deposit	49,762	146,913	37,623	5,839
Advances to suppliers	4,891	47,985	9,595	1,489
Other current assets	1,960	44,756	23,460	3,641
Other assets	(5,557)	(51,187)	47,577	7,384
Accounts payable	16,306	115,201	25,800	4,004
Amounts due to related parties	(29,098)	3,473	(6,594)	(1,023)
Deferred revenue	17,489	(127,947)	(18,631)	(2,891)
Deposits from tenants	49,878	(161,525)	(16,406)	(2,546)
Accrued expenses and other current liabilities	(3,976)	269,539	51,214	7,949
Net cash (used in) provided by operating activities	(88,189)	54,841	(109,661)	(17,017)
Investing activities:
Purchases of property and equipment	(341,708)	(99,172)	(2)	—
Payment for asset acquisition (Note 8)	—	(39,498)	(6,484)	(1,000)
Purchases of intangible assets	(613)	—	—	—
Cash payment for renovation	(29,078)	—	—	—
Reimbursement received for renovation payment	11,971	—	—	—
Collection of amounts due from related parties	7,978	—	—	—
Net cash used in investing activities	(351,450)	(138,670)	(6,486)	(1,000)
Financing activities:
Proceeds from IPO, net off issuance cost of RMB 29,289	—	289,027	—	—
Proceeds from issuance of convertible notes	—	163,565	113,236	17,574
Payment for repurchase of ADS from certain investors into treasury shares	—	(248,859)	—	—

	For the years ended September 30,
	2019	2020	2021
	RMB	RMB	RMB	USD
Proceeds from short-term bank borrowings	84,000	351,046	39,652	6,154
Repayment of short-term bank borrowings	(79,000)	(65,000)	(4,500)	(698)
Proceeds from long-term bank borrowings	170,000	150,000	75,329	11,691
Repayment of long-term bank borrowings	(49,137)	(122,548)	(37,090)	(5,756)
Proceeds from rental instalment loans	1,084,324	258,097	—	—
Repayment of rental instalment loans	(1,442,810)	(924,171)	(85,026)	(13,196)
Acquisition of non-controlling interest	(8,000)	—	—	—
Proceeds from issuance of preferred shares, net of issuance costs	530,002	—	—	—
Proceeds from capital lease and other financing arrangement payable	327,584	65,415	—	—
Repayment of capital lease and other financing arrangement payable	(47,394)	(51,496)	—	—
Net cash provided by (used in) financing activities	569,569	(134,924)	101,601	15,769
Effect of foreign exchange rate changes	2,132	(295)	2,032	557
Net increase (decrease) in cash, cash equivalents and restricted cash	132,062	(219,048)	(12,514)	(1,691)
Cash, cash equivalents and restricted cash at the beginning of the year	118,752	250,814	31,766	4,679
Cash, cash equivalents and restricted cash at the end of the year	250,814	31,766	19,252	2,988
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	(79,601)	(16,628)	(1,017)	(158)
Income taxes paid	(57)	(90)	(3)	—
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	(253,447)	(97,835)	—	—
Acquisition of rental assets financed by ADS (Note 4)	—	(22,540)	—	—
Asset acquisition financed by payables and ADS (Note 8)	—	(455,541)	—	—
Asset acquisition settled by ordinary shares	—	—	(164,256)	(23,201)
Payment of debt extinguishment cost by ordinary shares	—	—	(41,961)	(6,512)
Purchases of property and equipment included in new capital lease	(21,279)	—	—	—
Conversion of Series Anon-redeemable preferred shares and mezzanine into ordinary shares	—	(1,425,478)	—	—
Issuance of convertible notes to repurchase ADS from an investor	—	49,251	—	—
Reconciliation to amounts on the consolidated balance sheets:

	As of September 30,
	2019	2020	2021
	RMB	RMB	RMB	USD
Cash and cash equivalents	159,799	22,879	16,317	2,532
Restricted cash	91,015	8,887	2,935	456
Total cash, cash equivalents and restricted cash	250,814	31,766	19,252	2,988

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

As of September 30, 2021, the Group’s significant subsidiaries, variable interest entity (the “VIE”) and the significant subsidiaries of the VIE are as follows:

	Entity	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Subsidiaries:
QK365.com INC. (BVI)		September 29, 2014	BVI	100%	Holding
QingKe (China) Limited		July 7, 2014	Hong Kong	100%	Holding
Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting” or the “WFOE”)		April 2, 2015	PRC	100%	Holding and Operating
Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Q&K AI”)		May 13, 2019	PRC	100%	Holding and Operating
Chengdu Liwu Apartment Management Co., Ltd		June 19, 2020	PRC	100%	Operating
VIE:
Shanghai Qingke E-Commerce Co., Ltd. (“Q&K E- Commerce” or the “VIE”)		August 2, 2013	PRC	100%	Holding and Operating
Subsidiaries of the VIE:
Shanghai Qingke Equipment Rental Co., Ltd. (“Q&K Rental”)		March 17, 2015	PRC	100%	Operating
Shanghai Qingke Public Rental Housing Leasing Management Co., Ltd. (“Qingke Public Rental”)		November 5, 2014	PRC	100%	Operating
Suzhou Qingke Information Technology Co., Ltd. (“Suzhou Qingke”)		April 3, 2014	PRC	100%	Operating

History of the Group and Reorganization

The Group completed its initial public offering (IPO) on the Nasdaq Global Market in November 2019, for a net offering size of approximately US$44,534 (equivalent to RMB289,027). The Group offered 2,700,000 ADSs in the IPO, with each ADS represents 30 Class A ordinary shares, par value $0.00001 per share at $17 per ADS. In addition, the underwriters of the Group’s IPO have exercised in full their over-allotment option to purchase additional 405,000 ADSs, with each ADS represents 30 Class A ordinary shares, par value $0.00001 per share at $17 per ADS.

On October 26, 2021, the Group transferred of all of its equity interest in Shanghai Qingke Investment Consulting to Wangxiancai Limited, which is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “Transfer of Equity Interest”). (Note 17 – Subsequent Events)
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

Going concern

The Group has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB 3,809,516 and RMB 4,378,690 as of September 30, 2020 and 2021, respectively. Net cash used in operating activities were RMB 88,189 and RMB 109,661 for the years ended September 30, 2019 and 2021, respectively, while the Group generated cash of RMB 54,841 from operating activities for the year ended September 30,2020. As of September 30, 2020 and 2021, current liabilities exceeded current assets by RMB 1,758,736 and RMB 2,170,955, respectively.

In addition, the Group’s operations have been affected by the outbreak and spread of the coronavirus disease 2019 (COVID-19), which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Group’s businesses have been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent.

Due to the outbreak of COVID-19, in early February 2020, the Chinese government required the nationwide closure of many business activities in the PRC to prevent the spread of COVID-19 and protect public health. During this period, the Group adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. During the year ended September 30, 2020 and 2021, the average month-end occupancy rate and the rental spread margin before discount for rental prepayments decreased as compared to fiscal year 2019 mainly due to the impact of COVID-19.

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

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loans, issuance of convertible notes, principal shareholder’s financial support. The Group will focus on the following activities:

•

In July 2020, the Group has executed a convertible note and warrant purchase agreement with two investors (Note 9) to raise proceeds up to $100 million . By the date of this report, the Group issued the 21 instalments of Notes and raised proceeds aggregating $43,665 (equivalent to RMB 290,155) from the investors. No issuance cost were incurred. For the years ended September 30, 2020 and 2021, the Group raised proceeds of RMB 163,565 and RMB 113,236, respectively. The Group can raise additional proceeds of $49,103 by issuance of convertible bonds to the investors; and

•

In January 2022, a principal shareholder of the Group, has agreed to consider to provide necessary financial support in the form of debt and/or equity, to the Group to enable the Group to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this consolidated financial statements.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of the Group’s apartment network, efficiency in apartment operation, including apartment renovation and pricing, the expansion of the Group’s sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to access financing on favourable terms in a timely manner or at all would materially and adversely affect the Group’s business, results of operations, financial condition, and growth prospects.

Principles of consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries and consolidated variable interest entity and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

To comply with the PRC law and regulations which restrict foreign ownership of companies that provide value-added telecommunication services in the PRC, Q&K Investment Consulting entered into VIE Agreements with Q&K E-Commerce and its respective shareholders through which the Group became the primary beneficiary of Q&K E-Commerce and its subsidiaries.

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

Equity Pledge Agreement

Q&K Investment Consulting, Q&K E-Commerce and the shareholders of Q&K E-Commerce entered into an equity pledge agreement on April 21, 2015. Pursuant to the equity pledge agreement, each shareholder of Q&K E-Commerce has pledged all of its equity interest in Q&K E-Commerce to Q&K Investment Consulting to guarantee the performance by such shareholder and Q&K E-Commerce of their respective obligations under the exclusive technology service agreement, shareholder voting proxy agreements, and exclusive option agreement as well as their respective liabilities arising from any breach. If Q&K E-Commerce or any of its shareholders breaches any obligations under these agreements, Q&K Investment Consulting, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Q&K E-Commerce agrees that before its obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in any change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Q&K Investment Consulting. The equity pledge agreement will remain effective until Q&K E-Commerce and its shareholders discharge all their obligations under the contractual arrangements. The Group has completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with PRC Property Rights Law on April 30, 2015.

The Group believes that the contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Group’s PRC subsidiaries and VIE;
•	discontinue or restrict the operations of any related-party transactions between the Group’s PRC subsidiaries and VIE;
•	limit the Group’s business expansion in China by way of entering into contractual arrangements;
•	impose fines or other requirements with which the Group’s PRC subsidiaries and VIE may not be able to comply;
•	require the Group or the Group’s PRC subsidiaries or VIE to restructure the relevant ownership structure or operations; or
•	restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

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

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of September 30,
	2020	2021
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	15,227	10,982	1,704
Restricted cash	8,887	2,893	449
Accounts receivable, net	1,943	370	57
Amounts due from related parties	168	—	—
Prepaid rent and deposit	51,281	571	89
Advances to suppliers	32,122	5,323	826
Other current assets	44,400	97,978	15,206
Property and equipment, net	358,022	38,940	6,043
Intangible assets, net	222,123	539	84
Land use rights, net	10,448	—	—
Other assets	57,024	108	17
Total assets	801,645	157,704	24,475

LIABILITIES
Accounts payable	294,469	281,458	43,682
Amounts due to related parties	6,594	—	—
Deferred revenue	152,619	1,125	175
Short-term debt	540,808	256,773	39,851
Rental instalment loans	54,505	33	5
Deposits from tenants	82,191	1,422	221
Accrued expenses and other current liabilities	427,109	875,572	135,887
Long-term debt	464,920	201,041	31,201
Long-term deferred rent	212,054	—	—
Total liabilities	2,235,269	1,617,424	251,022

	For the years ended September 30,
	2019	2020	2021
	RMB	RMB	RMB	USD
Net revenues	1,233,770	965,093	173,921	26,992
Net loss	(177,738)	(1,491,565)	(375,470)	(58,272)

	For the years ended September 30,
	2019	2020	2021
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	393,847	72,293	(108,705)	(16,871)
Net cash used in investing activities	(713,653)	(99,172)	—	—
Net cash provided by (used in) financing activities	392,388	(95,948)	98,466	15,282

The consolidated VIE and VIE’s subsidiaries contributed 100%, 80% and 17% of the Group’s consolidated revenues for the years ended September 30, 2019, 2020 and 2021. As of September 30, 2020 and 2021, the consolidated VIE and VIE’s subsidiaries accounted for an aggregate of 94% and 42%, respectively, of the Group’s consolidated total assets, and 79% and 57%, respectively, of the Group’s consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE. However, if the VIE were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE.

There are no assets held in the VIE and its subsidiaries that can be used only to settle obligations of the VIE and its subsidiaries, except for registered capital and the PRC statutory reserves. As the VIE and its subsidiaries are incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends. Please refer to Note 14 for disclosure of restricted net assets.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment and intangible assets, valuation allowance of deferred tax assets, share-based compensation, contingent earn-out liabilities, fair value of the convertible note without the warrants and the warrants themselves, and valuation of considerations paid for asset acquisition and valuation of assets acquired from asset acquisition.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use that which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash mainly represents the Group’s deposits to the bank as a form of security with respect to the Group’s debt and tenants’ repayment of rental instalment loans. The cash held as deposits in the bank are not available to fund the general liquidity needs of the Group.

Accounts receivable

Accounts receivable mainly consist of rental receivables, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts primarily based on the credit risk of specific customers. In evaluating the credit risk of specific customers, the Group considers several factors, including the age of the balance, the customers’ payment history and their current credit worthiness, and current economic trends. For the years ended September 30, 2019, 2020 and 2021, the Group wrote off doubtful accounts of RMB nil, RMB nil and RMB 19,463, respectively.

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and impairment losses. The renovations and interest cost incurred during construction are capitalized. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives. The expected useful lives are as follows:

Leasehold improvements	Shorter of the lease term or their estimated useful lives
Buildings	45 years
Furniture, fixtures and equipment	5-8years
Motor vehicles	8 years

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

Capitalization of interest

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Total interest expenses incurred were RMB 113,917, RMB 134,092 and RMB 127,377 for the years ended September 30, 2019, 2020 and 2021, respectively, out of which the capitalized amount were RMB19,542, nil and nil, respectively.

Intangible assets, net

On July 22, 2020, the Group entered into a series of asset purchase agreements with Great Alliance Coliving Limited. and its affiliates (“Beautiful House”) to acquire assets, including approximately 72,000 apartment rental contracts with leasehold improvements attached to them, and trademarks of Beautiful House. In addition, the Group also assumed liabilities associated with acquired assets. The Group accounted for the acquisition as an asset acquisition because the Group did not acquire substantive process from Beautiful House.

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

Land use rights

Land use rights, which are all located in the PRC, are recorded at cost and amortized on a straight-line basis over the remaining term of the land certificates, which is between 30 to 50 years. Amortization expense of land use rights for the years ended September 30, 2019, 2020 and 2021 amounted to RMB 286, RMB 286 and RMB 286, respectively.

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

For the year ended September 30, 2019 and 2020, the Group recognized impairment losses of RMB 46,213 and RMB 846,766 against certain apartments due to the continued underperformance relative to the projected operating results. For the year ended September 30, 2021, the Group recognized impairment losses of RMB 199,575 against leasehold improvements and furniture, fixtures and equipment used in apartments under capital lease and other financing arrangements. The Group expected it would not receive any cash flow from these property and equipment, as the Group terminated cooperation with the rental service company and no longer received fee income during the year (See Capital lease and other financing arrangement).

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

The Group started to cooperate with a rental service company to source and renovate apartments since August 2018. For certain identified newly sourced apartments, the rental service company reimburses the Group for costs incurred for the renovation. The Group then makes payments to the rental service company in instalments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to the Group. The Group accounts for this arrangement with the rental service company as a capital lease.

As of September 30, 2020, the Group had capital lease payable of RMB 73,430. The leasehold improvements or furniture, fixtures and equipment used in apartments obtained under such capital lease arrangements are with aggregate initial value of RMB 136,146 and carrying value of RMB 50,432 as of September 30, 2020.

Under the same arrangement above, the Group also sells leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously leases them back. Such transaction fails sales and lease-back accounting and is accounted for as a financing arrangement. The proceeds received from the rental service company are reported as other financing arrangement payable. As of September 30, 2020, the Group has RMB 371,124 other financing arrangement payable. The underlying leasehold improvements and furniture, fixtures and equipment are with aggregate initial value of RMB374,609 and carrying value of RMB138,764 as of September 30, 2020.

During the year ended September 30, 2021, the Group terminated cooperation with the rental service company, and the Group reclassified the capital lease payable and other financing payable to the account of “Accrued expenses and other current liabilities”. Because the underlying leasehold improvements or furniture, fixtures and equipment used in apartments did not provide future cash flows for the Group, the Group provided full impairment against these leasehold improvements or furniture, fixtures and equipment. As of September 30, 2021, the Group had no outstanding balances of capital lease payable or other financing arrangement payable.

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

In April 2020, the Group started to modify arrangements with a rental service company (See Capital lease and other financing arrangement) for apartments in certain cities. For some apartments under this arrangement, the Group no longer leases in apartments from the rental service company or enters into new lease-out agreements with tenants. Instead, the Group transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out agreements with new tenants directly. The Group and a third-party contractor are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, the Group is responsible for supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, the Group is required to pay the rental service company this difference. As of September 30, 2020, the Group had transferred 25,375 of its rental units contracted and managed these rental units under this modified arrangement. Referring to ASC 840-10-15-6(a), the Group determines that it leases-in apartments from the rental service company, and leased-out apartment to tenants through the rental service company, because the Group has the ability and right to operate the apartments while obtaining more than a minor amount of the output of the apartments. The lease term ranged between 12 and 26 months, and a majority of which have a lock-in period of 12 months or longer. Monthly rent with tenants is fixed throughout the lease term and there is no rent-free period or rent escalations during the period. The Group determines all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with the Group. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements. As of September 30, 2020, the cost for leasehold improvements and furniture, fixtures and equipment used in apartments were RMB 449,637 and RMB 212,483, respectively, the accumulated depreciation was RMB 146,402 and RMB 49,861, respectively and the impairment losses was RMB 132,972 and RMB 90,312, respectively.

In December 2020 through August 2021, the Group terminated the arrangements with the rental service company. As of September 30, 2021, the Group did not provide supervision services over the third-party contractor and did not receive fee income from the rental service company. Accordingly the Group ceased recognition of lease income upon termination of the arrangements. In the meantime, the Group provided full impairment of RMB 199,575 against underlying leasehold improvements and furniture, fixtures and equipment used in apartments.

Rental incentives

Tenants who prepay rent are entitled to rental discounts. Tenants who prepay rent of at least the first six months of the lease term can enjoy a 5% rental discount, and tenants who prepay at least the first twelve months of lease term rental can enjoy a10% rental discount (subject to a RMB200 limit per month). Such incentives are only applicable during the lock-in period. The Group considers the rental discounts as a lease incentive and records it as a reduction in revenue on a straight line basis over the lease term. The Group recorded RMB 72,367, RMB 12,921 and RMB 5,695 of rental incentives for the years ended September 30, 2019, 2020 and 2021, respectively.

Rental instalment loan arrangement

In order to encourage tenants to make advance payments, the Group cooperates with various financial institution partners to facilitate rental instalment loans for its tenants, who apply for rental instalment loans directly with these financial institutions. The financial institutions approve or decline the rental instalment loans based on the tenants credit profile, and approval of the rental instalment loans are not guaranteed to the tenants at lease inception. If the loans are approved by the financial institution partners, the proceeds, which represent the total rental payments for the period covered under the lease agreement, are remitted to the Group by way of the tenant’s entrustment loan. The proceeds would then be applied to the tenants’ rental payments on monthly basis. The Group records the entire prepayment as rental instalment loans. Tenants repay the loan principal in monthly instalments directly to the financial institutions which equals to the monthly rental payment. The Group pays instalment loan interests on behalf of the tenants and recognizes such payments as interest expense in the consolidated statements of comprehensive loss.

The Group also provides guarantee to these financial institutions with respect to the tenants’ repayment of the loans. In the event that the tenants default on the repayment or early terminate the lease agreements, the Group must return the remaining prepayments to the financial institutions within a prescribed period of time. Under the rental instalment loan scheme, the Group has full control of the entire instalment loan proceeds and the security deposits collected from the tenants at lease inception are usually sufficient to cover for the delinquent payments from default. As such, the Group determines that guarantee liability to be nil for the years ended September 30, 2019, 2020 and 2021. The Group did not enter into new rental instalment loan arrangements from April 2021.

Impact on cash flows

For rental instalment loans received directly from financial institutions, the Group determines the substance of the arrangement as akin to a debt from its tenants, and as such, this portion was classified as a cash inflow from financing activities within the Group’s consolidated statements of cash flows. During the lease term, constructive receipts and disbursements are recognized on a monthly basis by recognizing the repayment of rental instalment loans as a financing cash outflow and the receipt of monthly rental income as an operating cash inflow.

Rental prepayments received directly from tenants were recorded as deferred revenue in the consolidated balance sheets and classified as a cash inflow from operating activities.

Lease accounting with landlords

The Group leases apartments from landlords usually for a period of five to six years which may be extended for an additional three or two years at the discretion of the landlords. Since all the benefits and risks incidental to ownership remains with the landlord, the Group determines that these arrangements are operating leases. The Group typically negotiates a rent-free period of 90-120days and locks in a fixed rent for the first three years and approximately 5% annual, non-compounding increase for the rest of the lease period. As such, typically all leases with landlords contain rent holidays and fixed escalations of rental payments during the lease term. The Group determines the lease term under ASC 840 to include the years that can be early terminated by the landlords. The Group records total lease expense on a straight-line basis over the lease term and the difference between the straight-line lease expense and cash payments under the lease is recorded as deferred rent on the consolidated balance sheets.

In December 2020 through August 2021, the Group terminated the arrangements with the rental service company. Accordingly the Group early terminated lease agreements with landlords. Upon termination, the deferred rent was accelerated in recognition as a reduction against rental expenses of RMB 100,962.

As of September 30, 2020 and 2021, deferred rent of RMB 2,503 and RMB nil were recorded in accrued expenses and other current liabilities and RMB 212,054 and RMB nil were recorded as long-term deferred rent, respectively.

Rental expense to the landlords recorded in consolidated statements of comprehensive losses were RMB1,003,572, RMB 813,773 and RMB 642,354 for the years ended September 30, 2019, 2020 and 2021, respectively.

Value-added services and others

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on October 1, 2019, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Group has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Group concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 605 and therefore there was no material changes.

In accordance with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those products. The Group also evaluates whether it is appropriate to record the gross amount of product sales. When the Group is a principal, that the Group obtains control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled to in exchange for the specified goods transferred. Revenues are recorded net of value-added taxes.

For the years ended September 30, 2020 and 2021, the Group generated revenues from provision of value-added services. Value-added services and others primarily consist of fees received from the tenants from the Group’s provision of internet connection and utility services as part of the lease agreement.

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

Selling and marketing expenses

Sales and marketing expenses consist primarily of online and offline marketing expenses, promotion expenses, staff costs of sales personnel and other related incidental expenses that are incurred indirectly to attract or retain tenants for the Group. Advertising expenses incurred were RMB39,583, RMB 10,773 and RMB nil for the years end September 30, 2019, 2020 and 2021, respectively.

Research and development expenses

Research and development expenses include payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and big data analysis to support the Group’s business operations.

Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB20,051, RMB 18,283 and RMB 3,383 for the years ended September 30, 2019, 2020 and 2021, respectively.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. As of September 30, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. For the year ended September 30, 2020, the Group repurchased 77,250,000 ordinary shares from certain major investors in the IPO, through cash payment of RMB 248,859 and issuance of convertible notes of RMB 49,251 (equivalent to $7,232). For the year ended September 30, 2021, the Group issued 77,250,000 treasury shares as debt extinguishment costs, to one creditor who made loans to the Group.

For the year ended September 30, 2021, the Group issued 77,100,000 treasury shares and repurchase the same amount of treasury shares which were used as a pledge with SHRB.

As of September 30, 2020 and 2021, the Group had treasury shares account of 77,250,000 and 77,100,000 ordinary shares with total balance of RMB 298,110 and RMB 5.

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

Convenience translation

The Group’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheet, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended September 30, 2021 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 6.4434, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2021, or at any other rate.

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

Other risks

The Group’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Group’s operations.

Coronavirus (“COVID-19”) Impact

The Group’s operations have been affected by the outbreak and spread of the coronavirus disease 2019(COVID-19), which in March 2020, was declared a pandemic by the World Health Organization. TheCOVID-19outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Group’s businesses have been negatively impacted by theCOVID-19coronavirus outbreak to a certain extent.

Due to the outbreak of COVID-19, in early February 2020, the Chinese government required the nationwide closure of many business activities in the PRC to prevent the spread of COVID-19and protect public health. During this period, the Group adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. During the year ended September 30, 2020 and 2021, the average month-end occupancy rate and the rental spread margin before discount for rental prepayments decreased as compared to fiscal year 2019 mainly due to the impact of COVID-19.

As of the filing date of the consolidated financial statements, the spread of COVID-19in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the local government. However, based on the assessment of current economic environment, customer demand and revenue trend, and the negative impact from COVID-19 outbreak and spread, it appears that the Group’s revenue and operating cash flows may continue to underperform in the next 12 months. Further, a resurgence could further negatively affect both major business segments and impair their ability to regain pre-covid operating levels. As such, the future impact ofCOVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, short-term debt, rental instalment loans, deposits from tenants, other current liabilities, long-term debt, and convertible note.

The following table summarizes the fair value of the Group’s financial liabilities that are accounted for at fair value on a recurring basis, by level within the fair value hierarchy, as of September 30, 2020 and 2021:

			Fair Value Measurements at Reporting Date Using
	Description	Fair Value as of September 30 RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total Gain for the Year Ended September 30, RMB
As of September 30, 2020	Contingent earn-out liabilities	—	—	—	—	97,417
As of September 30, 2021	Contingent liabilities for payable for asset acquisition	164,254	164,254	—	—	—

The Group recorded a gain from fair value change of contingent earn-out liabilities of RMB 97,417 for the year ended September 30, 2020. The gain from fair value change of contingent earn-out liabilities mainly relates to our contingent earn-out liabilities to series C, C-1 and C-2 preferred shareholders, which were waived in FY 2020 upon the completion of our initial public offering.

The fair value of contingent liabilities for payable for asset acquisition was referred to the market share price of the Group and the liabilities are classified in Level 1 of the valuation hierarchy. See Note 8 for contingent liabilities for payable for asset acquisition.

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

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the years ended September 30, 2019, 2020 and 2021:

			Fair Value Measurements at Reporting Date Using
Years Ended September 30,	Description	Fair Value as of September 30 RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total Loss for the Year Ended September 30, RMB
2019	Property and equipment	124,993	—	—	124,993	46,213
2020		93,635	—	—	93,635	313,354
2021		—	—	—	—	199,575
2020	Apartment rental agreements	134,452	—	—	134,452	425,341
2021		75,883	—	—	75,883	—
2020	Trademarks	86,900	—	—	86,900	108,071
2021		76,038	—	—	76,038	—

The property and equipment subject to impairment test represented leasehold improvements, and furniture, fixtures and equipment used in apartments. Fair value of the property and equipment was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its property and equipment are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were 4% and 10% for the year ended September 30, 2019, and 3% and 11% for the year ended September 30, 2020, respectively. As of September 30, 2021, these property and equipment no longer generated cash flow for the Group, the Group recognizes full allowance against the property and equipment.

As a result of reduced expectations of future cash flows from certain leased apartments, the Group determined that the property and equipment was not fully recoverable and consequently recorded impairment charges of RMB46,213, RMB 313,354 and RMB 199,575 for the years ended September 30, 2019, 2020 and 2021, respectively.

The Group acquired from Great Alliance Coliving Limited. and its affiliates (“Beautiful House”) certain assets, including approximately 72,000apartment rental contracts and leasehold improvements attached to the apartments, and trademarks of Beautiful House. The Group determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, which are unobservable inputs that fall within Level 3 of the fair value hierarchy.

•

The apartment rental agreements with both landlords and tenants were valued using the multiperiod excess earnings method, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were negative 12.5% and 19% for the year ended September 30, 2020, and

•

the trademarks were valued using the relief from royalty method, which incorporated certain assumptions including projected revenues contributed by trademarks, royalty savings and projected trends of operating results. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were negative 10% and 19% for the year ended September 30, 2020.

As a result of reduced expectations of future cash flows from certain leased apartments, the Group determined that neither apartment rental contracts nor trademarks were fully recoverable and consequently recorded impairment charges of RMB425,341 and RMB 108,071, respectively, for the year ended September 30, 2020.

As of September 30, 2021, the Group reviewed the fair value of the apartment rental agreements and trademarks based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its apartment rental agreements and trademarks are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement. The revenue growth rate for apartment rental agreements was 3%, as a result of increase of unit rental fee by 3%, and the discount rate was 11% for the year ended September 30, 2021, which met the profit projection target. The revenue growth rate and discount rate for trademarks were negative 8% and 11%. Because the fair value was higher than the carrying amount of the apartment rental agreements and trademarks, the Group did not recognize impairment against these intangible assets for the year ended September 30, 2021.

The financial instruments primarily including cash and cash equivalents, restricted cash, account receivables, amounts due from related parties, account payables, amounts due to related parties, short-term debt, rental instalment loans, deposits from tenants, other liabilities, are carried at cost which approximates their fair value due to the short-term nature of these instruments. The convertible note and long-term debt approximates their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive loss based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the completion of initial public offering (“IPO”) and has a continued employment provision for a period of time following the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, research and development expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended September 30, 2019, 2020 and 2021, the Group recognized share-based compensation expenses of RMB 8,173, RMB 16,045 and RMB 15,806, respectively, in the consolidated statements of comprehensive loss.

Losses per share

Basic losses per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

The Group’s preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method of computing earnings per share. For the years ended September 30, 2019, 2020 and 2021, two-class method was not applicable as the Group had a net loss while the preferred shares do not have contractual obligations to share in the losses of the Group.

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

Asset acquisition

Referring to FASB ASC Topic 805-10-55-5, the Group applied two steps (including step 1, screen test and step 2, evaluation of process and input) in evaluating whether the acquisition is an asset acquisition or a business combination.

The Group measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions, any excess consideration transferred over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets.

Recent accounting pronouncements

In February 2016, the FASB issued ASU2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including final periods within those fiscal years. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10Codification Improvements to Topic 842, Leases and ASU No. 2018-11, Leases (Topic 842), Targeted Improvements. ASU No. 2018-10affects narrow aspects of the guidance issued in the amendments in Update2016-02and ASU No. 2018-11allows for an additional optional transition method where comparative periods presented in the financial statements in the period of adoption will not be restated and instead, companies will recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In November 2019, the FASB issued ASU2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates. ASU2019-10amends the effective dates for ASU2016-02. The Group is an EGC and expects to adopt ASU2016-02 utilizing the optional transition approach allowed under ASU2018-11 and apply the package of practical expedients beginning October 1, 2022. The Group expects material changes to its consolidated balance sheet to recognize right-of-use lease assets and related lease liabilities for operating leases. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In June 2016, the FASB issued ASU2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). ASU2019-10amends the effective dates for ASU2016-13. The Group is an EGC and has elected to adopt the new standard as of the effective date applicable to non-issuers and will implement the new standard on October 1, 2023. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU2019-12is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is 2022 fiscal year for the Group, with early adoption permitted. The Group does not expect adoption of the new guidance to have a significant impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Group continues to evaluate the impact of ASU 2020-06 on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Group’s financial statements.

3.	OTHER CURRENT ASSETS

	As of September 30,
	2020	2021
Receivable from sales of buildings under construction (1)	—	100,300
Due from a rental service company (2)	52,410	—
Deductible input value added tax (3)	35,660	—
Due from a service provider (4)	9,501	23,326
Deposit for share settlement (5)	—	19,279
Others	4,232	438
	101,803	143,343

(1)

During the year ended September 30, 2021, the Group sold buildings under construction (See Note 4, Property and equipment, net) through judicial sale for the proceeds of RMB 100,300. As of September 30, 2021, the buyer has made cash consideration to the Court, which will allocate the proceeds to the Group’s creditors. As of the date of this report, the Court has completed the allocation.

(2)

As of September 30, 2020, the balance due from a rental service company represented the reimbursement renovation costs due from the rental service company. The Group cooperated with the rental service company to source and renovate apartments since August 2018. For certain identified newly sourced apartments, the rental service company reimburses the Group for costs incurred for the renovation. The Group then makes payments to the rental service company in instalments equal to the reimbursed renovation costs plus interest and tax over a period of five years. During the year ended September 30, 2021, the Group terminated cooperation with the rental service company. Accordingly, the Group wrote off the outstanding balance of RMB 41,074, and net off the remaining balance due from the rental service company against instalment payable due to the rental service company. As of September 30, 2021, the Group had no balance due from the rental service company.

(3)

Because the Group made continuous loss over the past years, the Group assessed the input value added tax cannot be recovered. During the year ended September 30, 2021, the Group full impaired the balance of deductible input value added tax of RMB 76,531.

(4)

Upon asset acquisition with Beautiful House (Note 8), the Group engaged a third party service provider to provide apartment operation services to the Group. To support the operation services, the Group made interest free loans to the service provider and the loans are repayable on demand.

(5)	Upon settle payables due to Beautiful House arising from asset acquisition (Note 8), the Group paid a deposit of RMB 19,279 to Beautiful House, which is expected to get repaid upon share settlement.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of September 30,
	2020	2021
Cost:
Buildings	40,167	40,167
Leasehold improvements	230,473	-
Furniture, fixtures and equipment used in apartments	108,914	-
Vehicle	3,043	3,043
Office furniture, fixtures and equipment	20,504	20,456
	403,101	63,666
Construction in progress	73,054	—
Less: Accumulated depreciation	(118,133)	(24,726)
	358,022	38,940

In December 2019, the Group acquired from a third party certain rental assets with fair value of RMB 22,540. The consideration was 7,662,060 shares of the Group’s Class A ordinary shares. As of September 30, 2021, the share consideration was paid and was in the account of “additional paid-in capital”.

During the year ended September 30, 2021, the Group sold the buildings under construction in progress through judicial sales for proceeds of RMB 100,300. The Court assisted the Group to sell the building under construction and collected the proceeds on behalf of the Group. As of September 30, 2021, the Court has not allocated the proceeds to creditors and the Group recorded the proceeds as “Receivable from sales of buildings under construction” in other current assets (See Note 3, Other current assets).

Upon the Group terminated cooperation with a rental service company during April 2021 through August 2021, the Group expected it would not receive any cash flow from leasehold improvements and furniture, fixtures and equipment used in apartments under capital lease and other financing arrangements (See Note 2 – Summary of Principal Accounting Policies - Capital lease and other financing arrangement). Accordingly, the Group accrued full impairment against leasehold improvements and furniture, fixtures and equipment used in apartments.

Depreciation expenses were RMB214,192, RMB187,092 and RMB 20,039 for the years ended September 30, 2019, 2020 and 2021, respectively. Impairment loss against property and equipment were RMB 46,213, RMB 313,354 and RMB 199,575 for the years ended September 30, 2019, 2020 and 2021, respectively.

For the years ended September 30, 2020 and 2021, the Group disposed of certain property and equipment, including leasehold improvements, furniture, fixtures and equipment used in apartments, and office furniture, fixtures and equipment, at no consideration. On the disposal date, the disposed property and equipment were comprised of the following. In September 30, 2021, the Group sold buildings under construction with original cost of RMB 81,431 through judicial sale for the proceeds of RMB 100,300. For the years ended September 30, 2020 and 2021, the Group recognized net loss from disposal from property and equipment of RMB 454,224 and RMB 19,448, respectively.

	As of September 30,
	2020	2021
Cost:
Leasehold improvements	620,354	45,548
Furniture, fixtures and equipment used in apartments	253,205	22,830
Office furniture, fixtures and equipment	500	50
	874,059	68,428
Less: Accumulated depreciation	(419,835)	(42,012)
	454,224	26,416

5.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of September 30,
	2020	2021
Cost:
Apartment rental contracts	134,452	112,849
Trademarks	86,900	86,900
Software	2,275	2,275
	223,627	202,024
Less: Accumulated amortization	(1,504)	(49,560)
	222,123	152,464

Amortization expenses were RMB 178, RMB 75,660 and RMB 58,934 for the years ended September 30, 2019, 2020 and 2021, respectively. Impairment loss against intangible assets were RMB nil, RMB 533,412 and RMB nil for the years ended September 30, 2019, 2020 and 2021, respectively.

For the years ended September 30, 2020 and 2021, the Group disposed of certain apartment rental contracts with net book value of RMB 14,756 and RMB 10,725, respectively, at no consideration. For the years ended September 30, 2020 and 2021, the Group recognized loss from disposal of intangible assets of RMB 14,756 and RMB 10,725, respectively.

The following table sets forth the Group’s amortization expenses for the five years since September 30, 2021:

Amortization expenses
Year ending September 30, 2022	42,804
Year ending September 30, 2023	33,608
Year ending September 30, 2024	22,982
Year ending September 30, 2025	15,600
Year ending September 30, 2026 and thereafter	37,470
152,464

6.	DEBT

The short-term and long-term debt as of September 30, 2020 and 2021 were as follows:

	As of September 30,
	2020	2021
Short-term debt:
Short-term bank borrowings (1)	176,752	116,376
Long-term bank borrowings, current portion (1)	159,721	219,121
Capital lease and other financing arrangement payable, current portion (2)	201,835	—
Other short-term payable (3)	223,828	223,208
	762,136	558,705
Long-term debt:
Long-term bank borrowings, non-current portion (1)	196,682	175,534
Capital lease and other financing arrangement payable, non-current portion (2)	242,719	-
Other long term payable (3)	25,519	25,507
	464,920	201,041
	1,227,056	759,746

(1) Bank borrowings

On December 17, 2020, the Group entered into a 18-month borrowing agreement with Zhejiang MY Bank (the “MY Bank”) under which the Group borrowed RMB 26,652. The borrowing is used to repay the rental instalment loans for the lessees. The interest rate is 8.5% per annum. Pursuant to the borrowing agreement, the Group is obliged to make monthly repayment of RMB 400 and interest expenses for the first six months and RMB 2,224 and interest expenses of the remaining twelve months. As of September 30, 2021, the Group had outstanding borrowings of RMB 24,652 due to MY Bank.

On September 26, 2016, the Group entered into a three-year bank credit facility with Shanghai Huarui Bank (the “SHRB”) under which the Group can draw-down up to RMB 300,000 by September 26,2019. The interest rate for this credit facility was determined on the draw-down date. The credit facility is collateralized by future cash flows generated by rental service revenue of certain rental units of the Group. The three-year revolving bank credit facility matured in September 2019.     In July and November 2020, SHRB extended due date of borrowing for the principal of RMB 27,000 to January through March of 2022, and due date of borrowing for the principal of RMB 132,000 to March 2023. In December 2020, the Group borrowed two new bank borrowing from SHRB with principal of RMB 25,929 and RMB 9,000, respectively. Both loans bear interest rate of 7.5% per annum and are due in December 2022. These two loans were guaranteed by Suzhou Qingke, collateralize by Suzhou Qinke and Qingke Public Rental, pledged by the accounts receivables guarantee of Suzhou Qingke, Qingke Public Rental and Hangzhou Qingke Residential Management Co., Ltd., and pledged by 77,100,000 treasury shares. The Group used the bank borrowings to repay the outstanding bank borrowings. As of September 30, 2021, the Group had an outstanding balance of RMB 193,929, of which RMB  27,000 was subject to an interest rate of 8.75% per annum and remaining balance was subject to an interest rate of 7.5% per annum. The weighted average interest rate for borrowings drawn under such credit facility was 7.5% and 7.9% per annum for the years ended September 30, 2020 and 2021, respectively.

On September 26, 2020, the Group entered into an 18-month bank credit facility with SHRB under which the Group can draw-down up to RMB108,000  by March 26, 2021 to repay the rental instalment loans on behalf of tenants who early terminated the rented apartments (“departed tenants”) and for the daily operating expenditures. The interest rate for this credit facility was 8.5% per annum. In April 2021, SHRB renewed the terms under which the Group can draw-down up to RMB91,400 by September 27, 2021 and extended the loan term to September 26, 2022.As of September 30, 2021, the Group has drawn down RMB 90,400, all of which is to be repaid within one year. These loans were guaranteed by Suzhou Qingke, collateralized by Suzhou Qingke and Qingke Public Rental, and pledged by 77,100,000 treasury shares.

On April 30, 2020, the Group entered into an 18 month bank loan contract with SHRB under which the Group borrowed RMB 50,000 to repay the rental instalment loans on behalf of departed tenants. The rate of the loan was  7.5% per annum. In April 2021, SHRB extended due date of borrowing for the principal of RMB 50,000 to February 2022. Q&K Investment Consulting and Q&K E-commerce provided guarantee on the loans. As of September 30, 2021, the outstanding balance of the borrowing was RMB 50,000,which is to be repaid in February 2022.

On May 28, 2020, the Group entered into an 18-month bank loan contract with SHRB under which the Group borrowed RMB  50,000   to repay the rental instalment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum. In April 2021, SHRB extended due date of borrowing for the principal of RMB 50,000 to February 2022. Q&K Investment Consulting and Q&K E-commerce provided guarantee on the loans. As of September 30, 2021, the outstanding balance of the borrowing was RMB 50,000, which is to be repaid in February 2022.

On June 13, 2017, the Group entered into a 10-year bank loan contract with China Merchants Bank under which the Group borrowed RMB17,210 to purchase buildings for administration office purposes. The loan was collateralized by the buildings purchased under this loan contract. As of September 30, 2021, the net carrying value of the collateralized buildings was RMB  33,626. The weighted average interest rate of the loan was 5.39% per annum for the years ended September 30, 2020 and 2021. As of September 30, 2021, the Group has drawn down RMB 10,326, of which RMB 1,721 is to be repaid within one year, RMB 8,605 to be repaid over one year.

In the first quarter of 2019, the Group obtained a three-year revolving bank credit facility with SHRB under which the Group can draw-down up to RMB2,000,000, of which RMB1,000,000 is for rental instalment loans, by February 2022 with annual interest rate of 7.5%. As of September 30, 2021, excluding the rental instalment loan facility, the Group did not draw down bank borrowings. As of September 30, 2021, the tenants has drawn down rental instalment loans of RMB 3,507, and the Group recorded the amount in the account of “rental instalment loans”.

On June 27, 2019, the Group entered into a six-month bank revolving loan contract with China Construction Bank under which the Group can draw-down up to RMB650,000. The interest rate for this credit facility was determined on the draw-down date and the credit facility required the Group to make a deposit of US$105,000. The loan was repaid in October 2019.

(2) Capital lease and other financing arrangement payable

Because the underlying leasehold improvements or furniture, fixtures and equipment used in apartments did not provide future cash flows for the Group, the Group provided full impairment against these leasehold improvements or furniture, fixtures and equipment. As of September 30, 2021, the Group had no outstanding balances of capital lease payable or other financing arrangement payable.

(3) Other short and long term payable

Other long term payable mainly represents loans from certain third party entities with no fixed term at an annual interest rate of 5%. Other short term payable mainly represents loans from certain third party entities due within one year at an annual interest rate ranging between 5% and 6%.

For the year ended September 30, 2021, one of the loans from a third party matured and the Group did not repay the principal when due. The Group and the borrower entered into an interest payment agreement, pursuant to which the Group paid 77,250,000 treasury shares to the borrower as interest expenses and extended the loans. Because the interest payment agreement took effective after original borrowing agreement matured, and the original borrowing agreement does not qualify as a trouble debt restructuring under ASC 470-60, such a modification of loan agreement is treated as an extinguishment of original loan agreement. The reacquisition of the loan is referred to the value of the 77,250,000 treasury shares, which was RMB 41,964 and was recorded as a debt extinguishment cost in the consolidated statement of operations.
7.	OPERATING COSTS

Operating costs include all direct costs incurred in the operation of the leased properties.

	For the years ended September 30,
	2019	2020	2021
Rental cost	975,342	813,773	642,354
Depreciation expenses	207,814	256,056	75,332
Personnel cost	23,698	77,392	224,125
Cost for value-added services and others	98,138	56,194	7,843
	1,304,992	1,203,415	949,654

8.	ASSET ACQUISITION

On July 22, 2020, the Group entered into a series of asset purchase agreements with Great Alliance Coliving Limited. and its affiliates (“Beautiful House” or the “Sellers”) to acquire assets, including approximately 72,000 apartment rental contracts with leasehold improvements attached toit, and trademarks of Beautiful House. In addition, the Group also assumed liabilities of RMB 349,665 associated with acquired assets. The consideration was comprised of cash of $29,000 (approximately RMB 205,306) and 128,589,392 shares of the Group’s Class A ordinary shares with total value of $42,673 (approximately RMB 289,733),reflecting discount for lack of marketability. The number of shares to be issued is determined based on the total share consideration amount agreed and average closing price of the Group’s ADS of 90 days prior to the execution of the asset purchase agreements. The shares are payable in three instalments of 30%, 40% and 30% with lockup periods expiring on June 30, 2021, 2022 and 2023, respectively. As of September 30, 2020, the Group made a cash payment of $5,800 (equivalent of RMB39,498). There were no material direct transaction costs related to the transaction. The remaining cash consideration payable of $23,200(equivalent of RMB 165,808) and share consideration of RMB289,733were recorded in the account of “Payable for asset acquisition” and “additional paid-in capital”, respectively.

The Group accounted for the acquisition as an asset acquisition because the Group did not acquire substantive process from Beautiful House.

On the date of asset acquisition, the Group determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, including contract value of apartment rental agreements and estimates made by management. The apartment rental agreements with both landlords and tenants were valued using the multiperiod excess earnings method and the trademarks were valued using the relief from royalty method. The fair value of apartment rental agreements and trademarks was RMB 289,591 and RMB 86,900, respectively.

The total consideration of RMB 495,039, after deducting the liabilities of RMB 349,665 assumed in the asset acquisition, was allocated to identified assets on the basis of their relative fair value. The allocation is as follows:

RMB
Apartment rental agreements	649,733
Trademarks	194,971
Liabilities assumed by the Group	(349,665)
495,039

In May 2021, the Group entered into an agreement to settle the outstanding payables with the Sellers, pursuant to the agreement, the Group delivered 186,375,850 ordinary shares to settle both cash consideration payable and share consideration payable. The Sellers are entitled to trade the ordinary shares in open market. In addition, among the 186,375,850 shares delivered, 57,786,458 ordinary shares will oblige the Group to make up the shortfall if the cash collected by the Sellers are lower than $0.4014 per share. Additionally, 20,860,749 of the 57,786,458 ordinary shares are redeemable at a per share price of $0.4015 if the Sellers do not trade in open market.

The 57,786,458 ordinary shares are subject to a make-whole cash-settled provision, and 20,860,749 ordinary shares of which are also subject to redemption. The Group assessed the redemption terms and assessed it is probable that the Group will redeem these ordinary shares. The 57,786,458 ordinary shares fall in the classification of a liability. As of September 30, 2021, the Group recorded the liabilities of RMB 164,254, or $25,492 in the account of “Contingent liabilities for payable for asset acquisition”.

9.CONVERTIBLE NOTE, NET

The Group has executed a convertible note and warrant purchase agreement dated July 22, 2020 (the “Purchase Agreements”) with one investor which is controlled by one principal shareholder of the Group (Note 15) and one third party investor under which the investors may subscribe at par for up to $100,000 in aggregate principal amount of the Group’s four-year convertible notes (the “Notes”) and five-year warrants to subscribe to a certain number of the ADSs.

As of September 30, 2021, the Group closed 14 issuances of Notes of $48,824 (approximately RMB  326,790). The maturity dates of these Notes shall be the fourth anniversary of issuance dates.

Each Note is comprised of two series of notes. Series 1 Note bears interest of 7.5% per annum payable in cash annually and another 7.5% per annum payable in cash on the maturity date. Series 2 Note bears interest of 3.5% per annum payable in cash annually and another 13.5% per annum payable in cash on the maturity date. In the event of a Fundamental Change, as defined in the Purchase Agreement, the interest rate increases to 25% per annum and the holders of the Notes can require the Group to redeem the outstanding principal and interest for cash.

Each of the holders of the Notes at any time on or after the 41st day after the issuance date of the Notes and prior to the maturity date, at its option, may convert in whole but not in part the entire outstanding principal amount and the accrued and unpaid interest into ADSs. The conversion price is as follows:

(1)	$11.2508 per ADS for the July Notes and $10.1003 per ADS for September Notes, or

(2)

if the Group completes an ADS offering of at least $50,000within eighteen (18) months after the issuance date of this Note, eighty percent (80)% of the issue price per ADS in such offering, such adjusted conversion price shall be effective on the day immediately succeeding the closing date of the ADS offering.

The conversion price is subject to adjustment in the event of a Make Whole Fundamental Change, as defined in the Purchase Agreement.

The Group may at its option, upon the delivery of a mandatory conversion notice to the holders of the Notes (the “Mandatory Conversion Notice”, and such date of delivery, the “Mandatory Conversion Date”), require the holders of the Notes to convert all the outstanding principal amount and all the accrued but unpaid share interest as of the Mandatory Conversion Date into the ADSs, in the event that: (i) the reported sales price of the ADS of the Group is no less than $22.00 per ADS, subject to adjustment in the event of fundamental change, as defined, for more than sixty (60) consecutive trading days and (ii) the average daily trading volume during such sixty (60) consecutive trading days is more than $15,000 per trading day.

In addition, the Group issued to the holder of the Notes, warrants to purchase ADSs equal to 4% of the principal balance on the date of issuance and 4%, 6%, 7% and 8% of the principal amount of the Notes outstanding as of such anniversary dates. Each of the warrants expire five years after its respective issue date and has an exercise price equivalent to 110% of the volume weighted average price (“VWAP”) of the ADSs over the 60 trading days preceding the date of issuance of each warrant, subject to certain adjustments upon the occurrence of certain dilutive events.

A summary of warrants activity for the years ended September 30, 2021 and 2021 was as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of September 30, 2019	—
Grants of Warrants on July 29, 2020	104,871	5 years	July 29,2025
Grants of Warrants on September 25, 2020	4,696	5 years	September 25,2025
Balance of warrants outstanding as of September 30, 2020	109,567	4.84 years
Grants of Warrants on October 14, 2020	4,815	5 years	October 14, 2025
Grants of Warrants on October 20, 2020	13,848	5 years	October 20, 2025
Grants of Warrants on October 29, 2020	15,619	5 years	October 29, 2025
Grants of Warrants on December 15, 2020	28,718	5 years	December 15, 2025
Grants of Warrants on February 25, 2021	23,152	5 years	February 25, 2026
Grants of Warrants on April 7, 2021	15,870	5 years	April 7, 2026
Grants of Warrants on May 18, 2021	8,599	5 years	May 18, 2026
Grants of Warrants on June 21, 2021	13,575	5 years	June 21, 2026
Grants of Warrants on July 13, 2021	37,177	5 years	July 13, 2026
Grants of Warrants on July 30, 2021	8,865	5 years	July 30, 2026
Grants of Warrants on September 8, 2021	6,556	5 years	September 8, 2026
Grants of Warrants on September 30, 2021	6,772	5 years	September 30, 2026
Balance of warrants outstanding as of September 30, 2021	293,133	4.25 years

The warrants are subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions, but not as a result of future securities offerings at lower prices.

The convertible notes did not contain beneficial conversion feature. The embedded conversion features, redemption features and acceleration features were not bifurcated from the debt hosts as they were clearly and closely related to the debt hosts. The convertible notes were classified as debt measured at amortized cost. The warrants were cashless settled and were classified as an equity because the warrants were indexed to the Group’s own stocks and classified in the shareholders’ equity in the consolidated balance sheets.

The proceeds from issuance of the Notes were allocated to the relative fair values of the Notes and warrants. The Group estimated fair value of Notes were RMB 264,082, using discount cash flow model, which took into consideration the term yields ranging between 18.12% and 25.58%. The Group estimated fair value of the warrants issued at RMB 5,369, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”. The Group allocated proceeds of RMB 7,176 to the warrants which was recorded as an additional paid-in capital.

The key assumption used in estimates are as follows:

	July 29, 2020	September 25, 2020	October 14, 2020	October 20, 2020	October 29, 2020	December 15, 2020	February 25, 2021	April 7, 2021	May 18, 2021
Terms of warrants	60 months	60 months	60 months	60 months	60 months	60 months	60 months	60 months	60 months
Exercise price	11.4618	10.2214	9.3041	8.6653	7.6830	5.1676	3.5418	3.3271	2.0312
Risk free rate of interest	0.21%	0.21%	0.29%	0.29%	0.29%	0.28%	0.58%	0.61%	0.69%
Dividend yield	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Annualized volatility of underlying stock	40.0%	39.0%	39.0%	39.0%	39.0%	40.0%	41.0%	40.0%	40.0%

	June 21, 2021	July 13, 2021	July 30, 2021	September 8, 2021	September 30, 2021
Terms of warrants	60 months	60 months	60 months	60 months	60 months
Exercise price	2.0312	1.6072	1.6072	1.1944	1.1944
Risk free rate of interest	0.69%	0.52%	0.52%	0.76%	0.76%
Dividend yield	0.00	0.00	0.00	0.00	0.00
Annualized volatility of underlying stock	40.0%	40.0%	40.0%	40.0%	40.0%

The discounts of RMB 7,176 will be amortized as additional interest expense over the terms of Notes. For the years ended September 30, 2020 and 2021, the Group accrued accretion of interest expenses of RMB 214 and RMB 1,988, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of September 30,
	2020	2021
Due to a rental service company (1)	182,542	603,884
Tenant deposits	83,682	102,355
Payable to a constructor for leasehold improvements	53,623	62,498
Other tax payable	51,832	67,491
Interest payable	13,435	106,439
Deferred rent	2,503	—
Accrued utilities	22,513	25,503
Operation service payable	6,602	35,514
Accrued payroll and welfare	10,451	4,471
Others	16,235	16,727
	443,418	1,024,882

(1)

As of September 30, 2020, the balance of due to a rental service company primarily represented the rental deposits and prepaid rental fee collected from tenants. The rental deposits and prepaid rental fee belonged to the rental service company, for which the Group provided apartment operation services since April 2020.

The Group started to cooperate with a rental service company to source and renovate apartments since August 2018. For certain identified newly sourced apartments, the rental service company reimburses the Group for costs incurred for the renovation. The Group then makes payments to the rental service company in instalments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to the Group. The Group accounts for this arrangement with the rental service company as a capital lease.

During the year ended September 30, 2021, the Group terminated cooperation with the rental service company, and the Group reclassified the capital lease payable and other financing payable of RMB 472,662 to the account of “Accrued expenses and other current liabilities”.

11.	SHARE BASED COMPENSATION

The Group utilized Yijia Inc., a company controlled by the Founder as a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. According to the Group’s board resolutions, in July 2017 and March 2018, 86 million shares were reserved to Yijia Inc. Yijia Inc. has no activities other than administrating the incentive program and does not have any employees. On behalf of the Group and subject to approvals from the board or directors, the Founder has the authority to select eligible participants to whom equity awards will be granted; determine the number of shares covered; and establish the terms, conditions and provision of such awards. The board resolutions allow the grantees to hold options to purchase from the Yijia Inc. the equity shares of the Group.

All the share information disclosed in this section refers to the shares of the Group the grantees are entitled through Yijia Inc. shares. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offset to additional paid-in capital. Given the shares owned by Yijia Inc. for the purpose of the incentive program are existing and outstanding shares of the Group, the options do not have any dilution effect on the loss per share (see Note 12).

Stock Option A

On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, the Group granted an aggregate number of 26.86 million share options to certain management, employees and non-employees of the Group. Under the plan, the exercise price was US$0.31 (RMB2.00) per share and vests 50% on the first and second anniversary after the IPO date. All grantees were restricted from transferring more than 25% of their total exercised ordinary shares each year after the exercise date. Given the vesting was contingent on the IPO and vested on the first and second anniversary after the IPO date, no share-based compensation expense is recognized until the date of IPO. For the year ended September 30, 2021, no share options were vested or exercised. As of September 30, 2020 and 2021, the number of outstanding options is 10,600,000 and 10,250,000, respectively, which was equal to the number of option expected to be vested. Because the exercise price is out of money, the weighted average intrinsic value of the outstanding options and the options expected to vest was RMB nil.

Stock Option B

On July 31, 2017, the Group granted 43.14 million share options to management and employees of the Group. The options vested immediately upon the grant date and the exercise price were US$0.31 (RMB2.00) per share. All grantees were restricted from transferring its exercised ordinary shares during certain periods subsequent to the IPO date (the “lock-up period”). If the grantee resigned from the Group before the IPO or during the lock-up period, the Group has the right to repurchase the share options or ordinary shares at the exercise price. The Group believes that the repurchase feature is effectively to require the employee to remain throughout the requisite period in order to receive any economic benefit from the award. As such, the repurchase feature functions as a vesting condition that is contingent on the IPO, no share-based compensation expense is recognized until the date of IPO. As of September 30, 2020 and 2021, the Group had 31,150,000 and 23,950,000 share options outstanding, vested and exercisable. Because the exercise price is out of money, the weighted average intrinsic value of these share options were RMB nil.

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

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

		April 2016		October 2016		July 2017
Risk-free rate of return		3.18%		3.18%		3.21%
Contractual life of option		10 years		10 years		8.4 years
Estimated volatility rate		37%		37%		35%
Expected dividend yield		0%		0%		0%
Fair value of underlying ordinary shares	US	$0.03	US	$0.04	US	$0.05

A summary of option activity during the year ended September 30, 2021 is presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual Life
Outstanding, as of September 30, 2020	41,750,000	2	6.10
Granted	—	—	—
Exercised	—	—	—
Forfeited	(7,550,000)	2	6.10
Outstanding, as of September 30, 2021	34,200,000	2	4.96
Vested or expected to vest as of September 30, 2021	34,200,000	2	4.96

The Group recognized the compensation cost for the stock options on a straight line basis over the requisite service periods.

Given the vesting was contingent on the IPO, no share-based compensation expense is recognized until the date of the IPO. For the years ended September 30, 2019, 2020 and 2021, the Group recorded compensation expenses of RMB nil, RMB 16,045 and RMB 1,236 in connection with the above stock options.

Restricted shares

In March 2021, the Group issued 25,000,000 restricted share units (“RSU”) to a consulting company for the service provided. All of the RSU were vested immediately upon grant. The Group recorded RSU at the measurement date fair value per share of US$0.09 by reference to the share price in the open market on grant date.

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

For the years ended September 30, 2019, 2020 and 2021, the Group recorded compensation expenses of RMB 8,173, RMB nil and RMB 14,570 in connection with the above stock options.

For the years ended September 30, 2019, 2020 and 2021, the total compensation expenses were comprised of the following:

	For the years ended September 30,
	2019	2020	2021
Selling and marketing expenses	—	83	7
General and administrative expenses	8,173	15,596	15,991
Research and development expenses	—	366	(192)
	8,173	16,045	15,806

12.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	For the years ended September 30,
	2019	2020	2021
Numerator:
Net loss attributable to Q&K International Group Limited	(498,242)	(1,533,592)	(569,174)
Deemed dividend	(307,389)	—	—
Net loss attributable to ordinary shareholders—basic and diluted	(805,631)	(1,533,592)	(569,174)
Denominator:
Weighted average ordinary shares outstanding—basic and diluted	430,450,490	1,351,127,462	1,460,692,909
Net loss per share—basic and diluted	(1.87)	(1.14)	(0.39)

For the years ended September 30, 2019, 2020 and 2021, potential ordinary shares from assumed conversion of 912,410,360, 0 and 0 preferred shares and 0, 2,789,720 and 7,452,445 convertible notes as well as 68,220,000, 41,750,000 and 34,200,000 options and 0, 109,567 and 293,133 warrants to purchase the Group’s ordinary shares have not been reflected in the calculation of diluted net loss per share as their inclusion would have been anti-dilutive.
13.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Group, Q&K International Group Limited is not subject to tax on income or capital gain.

BVI Islands

Under the current laws of the British Virgin Islands (“BVI”), the Group, QK365.com Inc. incorporated in BVI is not subject to tax on income or capital gain.

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

United States of America

The Group’s subsidiary in the U.S. is registered in the state of Delaware and is subject to a flat U.S. federal corporate income tax rate of 21%.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Tax expense is comprised of the following:

	For the years ended September 30,
	2019	2020	2021
Current tax	63	13	31
Deferred tax	—	—	—
	63	13	31

A reconciliation between the effective income tax rate and the PRC statutory income tax rate are as follows:

	For the years ended September 30,
	2019	2020	2021
PRC statutory tax rate	25%	25%	25.0%
Effect of different tax rates of group entities operating in other jurisdictions and preferential tax rates of group entities	—	0.5%	(5.0)%
Tax effect of other expenses that are not deductible in determining taxable profit	(2.4)%	—	(0.9)%
Effect of share-based compensation	—	(0.3)%	(0.7)%
Tax effect of loss on disposal of long-term assets	—	(7.6)%	(2.0)%
Effect of change in valuation allowance	(22.6)%	(17.6)%	(16.4)%
	(0.0)%	(0.0)%	(0.0)%

The principal components of the Group’s deferred income tax assets as of September 30, 2020 and 2021 are as follows:

	As of September 30,
	2020	2021
Deferred tax assets:
Net losses carry forwards	268,477	215,193
Impairment loss on long-term assets	263,774	313,668
Allowance of doubtful accounts	—	37,668
Other accrued expenses	21,322	22,746
Deferred rent	53,757	—
Advertising expenses	12,592	12,592
Valuation allowance	(619,922)	(601,867)
	—	—

Movement of the valuation allowance is as follows:

Balance as of September 30, 2018	233,191
Addition	105,773
Write off	—
Balance as of September 30, 2019	338,964
Addition	280,958
Write off	—
Balance as of September 30, 2020	619,922
Addition	94,809
Write off	(112,864)
Balance as of September 30, 2021	601,867

The write down of the valuation allowance is related to a reduction of the deferred tax asset for net operating losses to the realizable amount based on prior tax filings

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of September 30, 2021, the Group had tax loss carryforwards of RMB 860,268 which will expire between 2022 and 2026 if not used.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2017 through 2021 on non-transfer pricing matters, and from 2011 through 2021 on transfer pricing matters.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of September 30, 2020 and 2021.

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

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIE that are available for distribution was not material as of September 30, 2020 and 2021.
14.	STATUTORY RESERVES AND NET RESTRICTED ASSETS

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE and subsidiaries of the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

Under PRC law, the Group’s subsidiaries and consolidated VIEs located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Amounts restricted including paid-in capital and statutory reserve funds as determined pursuant to PRC Laws were 1,754,615 and RMB 1,754,615 as of September 30, 2020 and 2021, respectively.

15.	RELATED PARTY TRANSACTIONS AND BALANCES

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

Related Party	Relationship with the Group
Shanghai Laiguan Property Management Co., Ltd. (“Laiguan”) (iii)	An entity controlled by certain shareholders of the Group
Shanghai Qingke Robot Technology Co., Ltd. (“Robot”)(i)	An affiliate of Founder and CEO of the Group
Shanghai Yijia Property Management Co., Ltd. (“Yijia Property”) (iii)	An entity controlled by certain shareholders of the Group
Shanghai Xulong Trading Co., Ltd. (“Xulong”)(ii)	An entity controlled by the parents of Founder and CEO of the Group
Shanghai Youzhen Information Technology Co., Ltd. (“Youzhen”) (iii)	An entity controlled by the parents of Founder and CEO of the Group
Shanghai Qingji Property Management Co., Ltd. (“Qingji”) (iii)	An entity controlled by certain shareholders of the Group
Key Space (S) Pte Ltd (“Key Space”)	An entity controlled by certain shareholders of the Group

(i)	Robot ceased to be a related party of the Group in April 2019.

(ii)	Xulong ceased to be a related party of the Group in March 2019.
(iii)	Laiguan, Yijia, Youzhen and Qingji ceased to be a related party of the Group in January 2021.

The Group entered into the following transactions with its related parties:

For the years ended September 30, 2019, 2020 and 2021, services provided by the related parties were RMB139,026, RMB 47,464 and RMB nil, respectively:

	For the years ended September 30,
	2019	2020	2021
Purchases of property and equipment from Xulong.	12,205	—	—
Labor outsourcing service expense to Laiguan	43,003	25,059	—
Labor outsourcing service expense to Qingji.	41,180	22,405	—
Value-added service cost to Robot	28,336	—	—
Storage and logistic service expense to Xulong	4,582	—	—
Marketing service expense to Xulong.	9,720	—	—
	139,026	47,464	—

As stated in Note 9, for the years ended September 30, 2020 and 2021 the Group issued convertible notes in exchange for cash of $24,018 (RMB 163,565) and $17,574 (RMB 113,236), respectively, to Key Space.

Among the convertible notes issued in the year ended September 30, 2020, $7,133 and $16,885 are subject to interest rate of 15% per annum and 17% per annum, respectively. Among the convertible notes issued in the year ended September 30, 2021, $5,220 and $12,354 are subject to interest rate of 15% per annum and 17% per annum, respectively. For the year ended September 30, 2020 and 2021, the Group accrued interest expenses of RMB 4,365 and RMB 49,512 on the convertible notes.

As of September 30, 2020 and 2021, amounts due from related parties were RMB168 and RMB 201, respectively, and details are as follows:

	As of September 30,
	2020	2021

Youzhen.	125	—
Others	43	201
	168	201

As of September 30, 2020 and 2021, amounts due to related parties were RMB 6,594 and RMB nil, respectively, and details are as follows:

	As of September 30,
	2020	2021

Yijia Property	4,156	—
Qingji	1,539	—
Laiguan	882	—
Others	17	—
	6,594	—

16.	COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

The Group has entered into lease agreements for properties which it operates. Such leases are classified as operating leases. Future minimum lease payments under non-cancellable operating lease agreements at September 30, 2021 were as follows:

For the years ending September 30,
2022	559,843
2023	409,420
2024	222,260
2025	89,834
2026	44,175
Thereafter	4,995
Total	1,330,527

(b) Purchase Commitments

As of September 30, 2021, the Group’s did not have commitments related to leasehold improvements and installation of equipment.

(c) Contingencies

During the year ended September 30, 2020, the Group, via short message notification, early terminated certain apartment rental agreements with landlords. The Group continued to make estimation of contingent compensation expenses due to landlords. As of September 30, 2021, the Group had the below accrual of contingent compensation expenses:

•

As of September 30, 2020, Certain landlords had disputes on the early termination and entered into legal proceedings against the Group for compensation aggregating RMB 5,211. For the year ended September 30, 2021, the Group paid compensation expenses of RMB 1,302 to landlords who won the legal proceedings. The Group estimated it exposed to the remaining compensation of RMB 3,909 as of September 30, 2021 and recorded the contingent liability in the account of “accrued expenses and other current liabilities”.

•

Certain landlords had disputes but did not enter into legal proceedings against the Group. These landlords had rights to file legal proceedings against the Group within 3 years from the short message notification, for a maximum compensation of RMB 58,003, which is three times of the rental agreement value. However the Group estimated the likelihood of the legal proceeding as reasonably possible though these landlords has not initiated legal proceedings as of the report date. In addition, the compensation amount will be negotiated with each individual landlord, the amount of compensation cannot be reasonably estimated as of the date of report date. As of September 30, 2021, the Group did not accrue the contingent liability in the balance sheet.

•

Certain landlords did not reply to the Group’s short message within three months, which legally implied that they agreed with the termination, and the Group is not obliged to compensation for these landlords.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Except for the above-mentioned contingencies, the Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.
17.	SUBSEQUENT EVENTS

On October 26, 2021, the Group transferred of all of its equity interest in Shanghai Qingke Investment Consulting to Wangxiancai Limited, which is a related party of the Group, and is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “Transfer of Equity Interest”). The Transfer of Equity Interest is made at nominal consideration. The WFOE has a series of contractual arrangements with Shanghai Qingke E-commerce, the Group’s variable interest entity, through which the Group carried out certain rental apartment operation business. Shanghai Qingke Investment Consulting and Shanghai Qingke E-commerce, on a consolidated basis, had been loss making. According to the contractual arrangements, Shanghai Qingke E-commerce agrees to pay service fees equivalent to no less than 100% of its annual net profit to Shanghai Qingke Investment Consulting. However, Shanghai Qingke E-commerce had never paid any service fee to the Shanghai Qingke Investment Consulting under the contractual arrangement as it had been loss making. The Transfer of Equity Interest was performed to dedicate the Group’s business resources to operate higher-quality rental apartments through the Group’s subsidiaries in China. As a result of the Transfer of Equity Interest, the Group no longer conducts any operation through a variable interest entity. After the Transfer of Equity Interest, in January 2022, Qingke Public Rental, one of the subsidiaries of the VIE, filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (“Court”). The Court announced the effectiveness of the petition on January 4, 2022.

In January 2022, a principal shareholder of the Group, has agreed to consider to provide necessary financial support in the form of debt and/or equity, to the Group to enable the Group to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this consolidated financial statements.

18.	CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, condensed financial information is required as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Group does not include condensed financial information as to the changes in deficit as such financial information is the same as the consolidated statements of changes in shareholders’ deficit.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and consolidated VIEs. For the parent company, the Group records its investments in subsidiaries and consolidated VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investments in subsidiaries and consolidated VIE and VIE’s subsidiaries’’ and the subsidiaries and consolidated VIEs’ losses as ‘‘Equity in losses of subsidiaries and consolidated VIE and VIE’s subsidiaries’’ on the Condensed Statements of Comprehensive Loss. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, the losses of subsidiaries and consolidated VIEs regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

For the years ended September 30, 2019, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Group.

Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended September 30, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB 6.4434, as set forth in H.10 statistical release of the Federal Reserve Board on September 30, 2021. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on September 30, 2021, or at any other rate.

PARENT COMPANY CONDENSED BALANCE SHEETS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	As of September 30,
	2020	2021
	RMB	RMB	USD
Assets
Cash and cash equivalents	6,015	1,355	209
Other receivables, deposits and other assets	—	—	—
Amounts due from subsidiaries and consolidated VIEs	1,385,814	1,465,312	227,413
Total assets	1,391,829	1,466,667	227,622
Liabilities
Short-term borrowings	221,328	210,776	32,712
Accrued expenses and other current liabilities	13,126	-	-
Contingent liabilities for payable for asset acquisition	—	164,254	25,492
Convertible notes	206,251	313,870	48,712
Deficit of investments in subsidiaries and consolidated VIEs	2,955,202	3,272,273	507,849
Total liabilities	3,395,907	3,961,173	614,765

Shareholders’ deficit:
Ordinary shares	92	110	17
Treasury stock	(298,110)	(5)	(1)
Additional paid-in capital	2,085,099	1,845,295	286,385
Accumulated deficits	(3,809,516)	(4,378,690)	(679,562)
Accumulated other comprehensive(loss) income	18,357	38,784	6,018
Total shareholders’ deficit	(2,004,078)	(2,494,506)	(387,143)
Total liabilities and shareholders’ deficit	1,391,829	1,466,667	227,622

PARENT COMPANY CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi in thousands, unless otherwise stated)

	For the Years Ended September 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Selling, general and administrative expenses	(15,888)	(37,557)	(27,302)	(4,237)
Interest income (expenses)	1,761	(42,507)	(61,265)	(9,508)
Debt extinguishment loss	—	—	(41,961)	(6,512)
Fair value change of contingent earn-out liabilities	42,404	97,417	—	—
Income (loss) before equity in losses of subsidiaries and consolidated VIEs and VIE’s subsidiaries	28,277	17,353	(130,528)	(20,257)
Equity in losses of subsidiaries and consolidated VIE and VIE’s subsidiaries	(526,614)	(1,550,994)	(438,674)	(68,082)
Net loss	(498,337)	(1,533,641)	(569,202)	(88,339)
Foreign currency translation adjustments	(7,621)	24,265	20,427	3,170
Deemed dividend	(307,389)	—	—	—
Comprehensive loss	(813,347)	(1,509,376)	(548,775)	(85,169)

CONDENSED STATEMENTS OF CASH FLOWS

(Renminbi in thousands, unless otherwise stated)

	For the Years Ended September 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Net cash used in operating activities	(20,149)	(17,452)	(30,664)	(4,759)
Net cash used in investing activities	(460,663)	(407,297)	(87,232)	(13,538)
Net cash provided by financing activities	530,002	329,839	113,236	17,574
Effect of exchange rate changes	2,087	(232)	—	47
Net increase (decrease) in cash and cash equivalents	51,277	(95,142)	(4,660)	(676)
Cash and cash equivalents and restricted cash at the beginning of the year	49,880	101,157	6,015	886
Cash and cash equivalents and restricted cash at the end of the year	101,157	6,015	1,355	210