Form 20-F
period 2022-09-30
FLJ Group Ltd
filed 2023-01-23
CIK 1769256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-39111

FLJ Group Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

2F, Building 5
No.18, Gongping Road
Hongkou District, Shanghai, 200082
People’s Republic of China
(Address of principal executive offices)

Chengcai Qu, Chief Executive Officer
Phone: +86-21-6422-8532
Email: ccqu@qk365.com
2F, Building 5
No.18, Gongping Road
Hongkou District, Shanghai, 200082
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

American depositary shares (one American depositary share representing one hundred and fifty (150) Class A ordinary shares, par value US$0.00001 per share)

Class A ordinary shares, par value US$0.00001 per share*

	FLJ	NASDAQ Global Market

* Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

As of September 30, 2022, there were 25,878,920,464 ordinary shares outstanding, consisting of 25,878,920,464 Class A ordinary shares and nil Class B ordinary shares, all with a par value of US$0.00001 per share.

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

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

•
“ADSs” refers to our American depositary shares, each of which represents 150 Class A ordinary shares;
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
•
“VIE” refers to Shanghai Qingke E-commerce Co., Ltd*;
•
“VIE entities” refer to (i) before the Equity Transfer*, Shanghai Qingke E-commerce Co., Ltd. and its subsidiaries and (ii) after the Equity Transfer**, Qingke (China) Limited, Shanghai Qingke Investment Consulting Co., Ltd. and Shanghai Qingke E-commerce Co., Ltd.;
•
“we,” “us,” “our company,” “our,” and “the Company” refer to FLJ Group Limited and its subsidiaries, except in the context of describing the consolidated financial information, also include the VIE entities; and
•
“WFOE” refers to Shanghai Qingke Investment Consulting Co., Ltd.*

* On October 26, 2021 and December 17, 2021, FLJ Group Limited (the “Group”) transferred of all of its equity interest in Shanghai Qingke Investment Consulting Co., Ltd. (“Q&K Investment Consulting") and Qingke (China) Limited (“Q&K HK”), respectively, to Wangxiancai Limited, which is a related party of the Group and is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “Equity Transfer”). As of the date of this annual report, the Group no longer conducts any business operation through a variable interest entity.

** After the Equity Transfer, although the Group does not hold direct equity interest in QK HK, QK Investment Consulting, and QK E-commerce, the Group is the primary beneficiary of these entities, as the Group has the power to direct the activities of these companies that most significantly impact their economic performance and has the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception. Therefore, the Group consolidated these entities in the consolidated financial statements as of September 30, 2022. See Note 1—Organization and Principal Activities to our consolidated financial statements for more information.

Unless otherwise indicated, the number of our tenants, tenant renewal rate, average lease term of our tenants, and our other operating data in this annual report do not take into account tenants who choose not to stay in our apartments after the first week of their leases. To encourage prospective tenants to try out our apartments, we have put in place a policy to allow a new tenant to cancel a lease within three days from the move-in date, and we will return all rental, deposits and fees penalty free. If a new tenant cancels the lease on the fourth to the seventh day, we will return all unused rental, deposit and fees penalty free. In FY 2022, approximately 1.91% of our leases with tenants were terminated during the first week of their leases.

Our fiscal year-end is September 30. “FY 2020” refers to our fiscal year ended September 30, 2020, “FY 2021” refers to our fiscal year ended September 30, 2021, and “FY 2022” refers to our fiscal year ended September 30, 2022.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB7.1135 to US$1.00, the noon buying rate on September 30, 2022 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On January 13, 2023, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.7010 to US$1.00.

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

In December 2021, the Cyberspace Administration of China (the “CAC”) promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office (“CRO”), in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. The amended Measures of Cybersecurity Review took effect on February 15, 2022. In August 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China the personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Moreover, pursuant to the Personal Information Protection Law, persons who seriously violate this law may be fined for up to RMB50 million or 5% of annual revenues generated in the prior year and may also be ordered to suspend any related activity by competent authorities.

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

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Provisions on Confidentiality and Archives Administration, which was open for public comments until April 17, 2022. The Draft Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Draft Provisions on Confidentiality and Archives Administration have not yet been settled or become effective, and there remain uncertainties regarding the further interpretation and implementation of the Draft Provisions on Confidentiality and Archives Administration.

Further, the CAC issued the Measures for the Security Assessment of Outbound Data Transfer (the “Measures”) on July 7, 2022, which took effect on September 1, 2022. The Measures shall apply to the security assessment of data processors’ provision of important data and personal information collected and generated in their operations within the territory of the PRC to overseas recipients. The Measures require relevant data processors to submit a data security assessment to the CAC for review prior to the outbound data transfer activities in order to prevent illegal data transfer activities.

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

Risks Associated with Our Corporate Structure

FLJ Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries. Investors in our securities have purchased securities of a holding company incorporated in the Cayman Islands.

On October 26, 2021 and December 17, 2021, FLJ Group Limited (the “Group”) transferred of all of its equity interest in Shanghai Qingke Investment Consulting Co., Ltd. (“Q&K Investment Consulting”) and Qingke (China) Limited (“Q&K HK”), respectively, to Wangxiancai Limited, which is a related party of the Group and is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “Equity Transfer”). As of the date of this annual report, we no longer conduct any business operation through a variable interest entity. See “Item 4. Information on the Company—A. History and Development of the Company” for more details.

After the Equity Transfer, although the Group does not hold direct equity interest in QK HK, QK Investment Consulting, and QK E-commerce, the Group is the primary beneficiary of these entities, as the Group has the power to direct the activities of these companies that most significantly impact their economic performance and has the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception. Therefore, the Group consolidated these entities in the consolidated financial statements as of September 30, 2022. They are consolidated for accounting purposes for FY 2022, but are not entities in which we owned equity. See Note 1—Organization And Principal Activities to our consolidated financial statements for more information.

As of September 30, 2022, four of the subsidiaries of the VIE filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (“Court”), and the Court announced the effectiveness of the petition and the administrator of bankruptcy was assigned on board. As a result, the Company had no control over the allocation of remaining assets in liquidation of these subsidiaries and therefore deconsolidated the subsidiaries of the VIE.

In this annual report, “we,” “us,” “our company” and “our” refer to FLJ Group Limited and its subsidiaries, except in the context of describing the consolidated financial information, also include the VIE and its subsidiaries.

How Cash Is Transferred through Our Organization

The following table presents the cash flows among FLJ Group Limited (the “Company”), its VIE entities and subsidiaries in FY 2020, FY 2021 and FY 2022.

	FY 2020	FY 2021	FY 2022
	RMB	RMB	RMB
	(in thousands)
The Company transferred to the VIE entities	143,314	62,033	—
The Company transferred to the subsidiaries	263,983	25,199	14,988
The subsidiaries transferred to the VIE entities	234,911	48,806	—

All cash flows above were for financing purposes. No transfer of assets other than cash has occurred among the Company, its subsidiaries and the VIE entities. Our subsidiaries and the VIE entities have not made any dividend or distribution to the Company. The Company has not made any dividend or distribution to any U.S. investor. The WFOE and the VIE entities, on a consolidated basis, had been loss making and the VIE had not intended to pay, and had never paid, any earnings or amounts, such as service fee to the WFOE under the contractual arrangement as it had been loss making. See “Item 3. Key information—Condensed Consolidating Schedules” and the consolidated financial statements included elsewhere in this annual report for more details.

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

Risks Associated with the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”), is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

The Company’s current auditor, Marcum Asia CPAs LLP ("Marcum Asia"), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, whose audit report is included in this annual report, is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Asia CPAs LLP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCA Act calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result, the risks mentioned above have been heightened.

If our ADSs are subject to a trading prohibition under the HFCA Act or the AHFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s articles include a charter of the CCP, including the text of such charter.

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

For the risks related to the HFCA Act, see “—Risks Associated with the Holding Foreign Companies Accountable Act” as set forth at the outset of Part I and “—Risk Factors—Risks Related to Doing Business in China—If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.”

For the description of how cash is transferred through our organization, see “—How Cash Is Transferred through Our Organization” as set forth at the outset of Part I.

Condensed Consolidating Schedules

The condensed consolidating schedules below include the financial information of the Company, the WOFE, the VIE entities, and the other consolidated subsidiaries for the year/period indicated. All intercompany balances and transactions have been eliminated upon consolidation:

	As of September 30, 2020						As of September 30, 2021						As of September 30, 2022
	The Company	The WFOE	The VIE entities	Other Consolidated Subsidiaries	Eliminations	Group consolidated	The Company	The WFOE	The VIE entities	Other Consolidated Subsidiaries	Eliminations	Group consolidated	The Company	The WFOE	The VIE entities	Other Consolidated Subsidiaries	Eliminations	Group Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(thousands)
Cash and cash equivalents	6,015	372	15,227	1,265	—	22,879	1,355	7	10,982	3,973	—	16,317	556	—	62	2,154	—	2,772
Restricted cash	—	—	8,887	—	—	8,887	—	—	2,893	42	—	2,935	—	—	—	106	—	106
Accounts receivable	—	—	1,943	—	—	1,943	—	—	370	—	—	370	—	—	—	752	—	752
Amounts due from related parties	—	—	168	—	—	168	—	—	—	201	—	201	—	—	—	—	—	—
Prepaid rent and deposit	—	—	51,281	—	—	51,281	—	—	571	—	—	571	—	—	—	—	—	—
Advances to suppliers	—	—	16,043	—		16,043	—	—	5,323	7,610		12,933	—	—	6,131	2,370	—	8,501
Other current assets	—	—	44,400	57,403		101,803	—		97,978	45,365		143,343	4	—	2,572	56,453	—	59,029
Property and equipment, net	—	—	358,022	—	—	358,022	—		38,940	—	—	38,940	—	—	—	500	—	500
Intangible assets, net	—	—	222,123	—	—	222,123	—	—	539	151,925	—	152,464	—	—	—	13,475	—	13,475
Land use rights	—	—	10,448	—	—	10,448	—	—	—	—	—	—	—	—	—	—	—	—
Other assets	—	109	57,024	—	—	57,133	—	—	108	9,448	—	9,556	—	—	98	10,307	—	10,405
Intercompany receivables	1,385,814	—	—	—	(1,385,814)	—	1,465,312	—			(1,465,312)	—	1,258,949	—	—	—	(1,258,949)	—
Total assets	1,391,829	481	785,566	58,668	(1,385,814)	850,730	1,466,667	7	157,704	218,564	(1,465,312)	377,630	1,259,509	—	8,863	86,117	(1,258,949)	95,540
Accounts payable	—	—	294,469	—	—	294,469	—	—	281,458	38,811	—	320,269	—	—	34	122,633	—	122,667
Amounts due to related parties	—	—	6,594	—	—	6,594	—	—	—	—	—	—	4,066	—	—	765	—	4,831
Deferred revenue	—	—	152,619	—	—	152,619	—	—	1,125	194,511	—	195,636	—	—	16	129,914	—	129,930

	As of September 30, 2020						As of September 30, 2021						As of September 30, 2022
	The Company	The WFOE	The VIE entities	Other Consolidated Subsidiaries	Eliminations	Group consolidated	The Company	The WFOE	The VIE entities	Other Consolidated Subsidiaries	Eliminations	Group consolidated	The Company	The WFOE	The VIE entities	Other Consolidated Subsidiaries	Eliminations	Group Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(thousands)
Short‑term debt	221,328	—	540,808	—	—	762,136	210,776	—	256,773	91,156	—	558,705	10,514	—	13,000	86,583	—	110,097
Rental installment loans	—	—	54,505	—	—	54,505	—	—	33	18,061	—	18,094	—	—	—	15,756	—	15,756
Deposits from tenants	—	—	82,191	—	—	82,191	—	—	1,422	64,363	—	65,785	—	—	—	38,439	—	38,439
Payable for asset acquisition	—	—	—	165,808	—	165,808	—	—	—	—	—	—	—	—	—	—	—	—
Accrued expenses and other current liabilities	12,911	2,160	427,109	1,238		443,418	—	1,653	875,572	147,657	—	1,024,882	128	—	67,908	13,613	—	81,649
Long-term debt	—	—	464,920	—	—	464,920	—	—	201,041	—	—	201,041	—	—	—	—	—	—
Convertible note, net	206,466	—	—	—	—	206,466	313,870	—	—	—	—	313,870	—	—	—	—	—	—
Long‑term deferred rent	—	—	212,054	—	—	212,054	—	—	—	—	—	—	—	—	—	—	—	—
Contingent liabilities of asset acquisition	—	—	—	—	—	—	—	—	—	—	—	—	165,033	—	—	—	—	165,033
Contingent earn out liabilities		—	—	—	—	—	164,254	—	—	—	—	164,254	—	—	—	—	—	—
Intercompany payables	2,955,202	536,546	549,666	299,602	(4,341,016)	—	3,272,273	473,655	642,146	349,511	(4,737,585)	—	1,652,630	—	676,030	582,919	(2,911,579)	—
Total liabilities	3,395,907	538,706	2,784,935	466,648	(4,341,016)	2,845,180	3,961,173	475,308	2,259,570	904,070	(4,737,585)	2,862,536	1,832,371	—	756,988	990,622	(2,911,579)	668,402
Total shareholders’ deficit	(2,004,078)	(538,225)	(1,999,369)	(407,980)	2,955,202	(1,994,450)	(2,494,506)	(475,301)	(2,101,866)	(685,506)	3,272,273	(2,484,906)	(572,862)	—	(748,125)	(904,505)	1,652,630	(572,862)

	For the year ended September 30, 2020						For the year ended September 30, 2021						For the year ended September 30, 2022
	The Company	The WFOE	The VIE entities	Other Consolidated Subsidiaries	Eliminations	Group consolidated	The Company	The WFOE	The VIE entities	Other Consolidated Subsidaries	Eliminations	Group consolidated	The Company	The WFOE	The VIE entities	Other Consolidated Subsidiaries	Eliminations	Group Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(thousands)
Net Revenues	—	—	965,093	242,870	—	1,207,963	—	—	173,921	862,285	—	1,036,206	—	—	1,635	650,698	—	652,333
Net (loss) income	(1,533,641)	(46,387)	(1,491,565)	(13,042)	1,550,994	(1,533,641)	(569,202)	(56,746)	(375,470)	(6,458)	438,674	(569,202)	819,980	—	(43,940)	(195,446)	239,386	819,980
Net cash provided by (used in) operating activities	(17,452)	—	72,293	—	—	54,841	(30,664)	45,804	(108,705)	(16,096)	—	(109,661)	—	—	(16,087)	(23,502)	—	(39,589)
Net cash (used in) provided by investing activities	(407,297)	(246,558)	(99,172)	(27,851)	642,208	(138,670)	(87,232)	(50,060)	—	(5,232)	136,038	(6,486)	(22,190)	—	(217)	(13,719)	24,658	(11,468)
Net cash provided by (used in) financing activities	329,839	246,453	(95,948)	26,940	(642,208)	(134,924)	113,236	3,891	98,466	22,046	(136,038)	101,601	20,070	—	2,267	31,630	(24,658)	29,309

The following table presents the amount due from (due to) the WFOE, the VIE entities, and other consolidated subsidiaries as of the date indicated:

Amount due from (due to) WFOE, the consolidated VIE and its subsidiaries and other consolidated subsidiaries	As of September 30, 2020				As of September 30, 2021				As of September 30, 2022
	The Company	The WFOE	The VIE entities	Other Consolidated Subsidiaries	The Company	The WFOE	The VIE entities	Other Consolidated Subsidiaries	The Company	The WFOE	The VIE entities	Other Consolidated Subsidiaries
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(thousands)				(thousands)				(thousands)
Starting Amount	522,124	(573,439)	(140,862)	192,177	1,385,814	(536,546)	(549,666)	(299,602)	1,465,312	(473,655)	(642,146)	(349,511)
Reclassification of the balance of the WOFE and Q&K HK to the VIE entities.*	—	—	—	—	—	—	—	—	—	473,655	(473,966)	311
The Company transferred to the VIE	143,314	—	(143,314)	—	62,033	—	(62,033)	—	—	—	—	—
The Company transferred to the WFOE	246,102	(246,102)	—	—	3,891	(3,891)	—	—	—	—	—	—
The consolidated subsidiaries transferred to the VIE	—	—	(7,516)	7,516	—	—	(37,490)	37,490	—	—	—	—
The WFOE transferred to the VIE	—	227,395	(227,395)	—	—	11,316	(11,316)	—	—	—	—	—
Intercompany transactions	478,081	32,062	(29,838)	(480,305)	—	16,834	9,725	(26,559)	—	—	12,547	(12,547)
The Company transferred to the consolidated subsidiaries	17,881	—	—	(17,881)	21,308	—	—	(21,308)	14,988	—	—	(14,988)
The consolidated subsidiaries transferred to the WFOE	—	(351)	—	351	—	38,744	—	(38,744)	—	—	—	—
Due to deconsolidation of VIE subsidiaries	—	—	—	—	—	—	—	—	(220,208)	—	428,171	(207,963)
Reclassification	—	—	—	—	—	—	32	(32)	—	—	—	—
Impact of foreign exchange rate	(21,688)	23,889	(741)	(1,460)	(7,734)	(112)	8,602	(756)	(1,143)	—	(636)	1,779
Total	1,385,814	(536,546)	(549,666)	(299,602)	1,465,312	(473,655)	(642,146)	(349,511)	1,258,949	—	(676,030)	(582,919)

*On October 26, 2021 and December 17, 2021, the Group transferred of all of its equity interest in Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting” or “WFOE”) and Qingke (China) Limited ("Q&K HK”), respectively, to Wangxiancai Limited, which is a related party of the Group. However, although the Group does not hold direct equity interest in QK HK, QK Investment Consulting, and QK E-commerce, the Group is the primary beneficiary of the two entities, as the Group has the power to direct the activities of these companies that most significantly impact their economic performance and has the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception. Accordingly, WFOE and Q&K HK were consolidated as VIEs of the Group on the date of transfer of equity interest.

The following table presents the roll-forward of deficit of investments in our subsidiaries and the VIE entities in FY 2020, FY 2021 and FY 2022.

Investments in Subsidiaries and VIE
RMB in thousand
Balance as of September 30, 2019	(1,346,408)
Equity in earnings of the VIE entities	(1,491,565)
Equity in earnings of subsidiaries	(59,429)
Foreign exchange impact	(57,800)
Balance as of September 30, 2020	(2,955,202)
Equity in earnings of the VIE entities	(375,470)
Equity in earnings of subsidiaries	(63,204)
Foreign exchange impact	121,603
Balance as of September 30, 2021	(3,272,273)
Equity in earnings of the VIE entities	(43,940)
Equity in earnings of subsidiaries	(195,446)
Equity in earnings of deconsolidation of subsidiaries	1,554,450
Foreign exchange impact	304,579
Balance as of September 30, 2022	(1,652,630)

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

Summary of Risk Factors

•
If the PRC government determines that the contractual arrangements with the VIE entities did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value if we are deemed to be unable to assert our contractual control rights over the assets of the VIE entities.
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
•
The PRC government may exert, at any time, substantial intervention and influence over the manner of our operations, and the rules and regulations to which we are subject, including the ways they are enforced, may change rapidly and with little advance notice to us or our shareholders. Any such actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries in China or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations in China, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.
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

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements with the VIE entities did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value if we are deemed to be unable to assert our contractual control rights over the assets of the VIE entities.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council on December 11, 2001 and last amended with immediate effect on February 6, 2016, requires foreign-invested value-added telecommunications enterprises in the PRC to be established as Sino-foreign joint ventures, and foreign investors shall not acquire more than 50% of the equity interest of such an enterprise. In addition, the main foreign investor who invests in such an enterprise shall demonstrate a good track record and experience in such industry. Moreover, the joint ventures must obtain approvals from the MIIT and the Ministry of Commerce of the PRC (“MOFCOM”), or their authorized local counterparts, before launching the value-added telecommunications business in the PRC. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

The Special Administrative Measures (Negative List) for Access of Foreign Investment (2021 version) (the “Negative List”) was jointly promulgated by the National Development and Reform Commission of the PRC (“NDRC”) and MOFCOM on December 27, 2021 and came into effect on January 1, 2022. According to the Negative List, the proportion of foreign investments in an entity engages in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%.

Accordingly, none of our subsidiaries is eligible to provide commercial internet content or other value-added telecommunication service, which foreign-owned companies are or restricted from conducting in Mainland China. To comply with PRC laws and regulations, we have conducted such business activities to offer internet access services through the VIEs in China. WFOE has entered into contractual arrangements with the VIE entities and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIE entities when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the VIE entities in China for accounting purposes for the effective period of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIE entities are consolidated as part of our financial statements for the years ended September 31, 2020, 2021 and 2022 in this annual report. The VIE is consolidated for accounting purposes for FY 2022, but is not an entity in which we owned equity. As of September 30, 2022, four of the subsidiaries of the VIE filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (“Court”), and the Court announced the effectiveness of the petition and the administrator of bankruptcy was assigned on board. As a result, the Company had no control over the allocation of remaining assets in liquidation of these subsidiaries and therefore deconsolidated the subsidiaries of the VIE.

As we continued to evaluate our business plan, we have decided to adjust our business model in China. On October 26, 2021 and December 17, 2021, we transferred all of our equity interest in the WFOE and Q&K HK, respectively, to Wangxiancai Limited, which is beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party, for nominal consideration (the “Equity Transfer”). As of the date of this annual report, we no longer conduct any business operation through the variable interest entity. See “Item 4. Information on the Company—A. History and Development of the Company” in this annual report.

Although we no longer conduct any business operation through the variable interest entity, there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the VIE structure for our operations in China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the VIE entities and, consequently, significantly affect the historical financial condition and results of operations of the VIE entities, and our ability to consolidate the results of the VIE entities into our consolidated financial statements for the periods prior to the completion of the Equity Transfer. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the VIE entities may be rendered ineffective, which could result in potential restatement of our historical financial statements. As a result, our shares and/or ADSs may decline in value or become worthless.

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

We have a limited operating history in the branded long-term apartment rental industry, which is an emerging and rapidly evolving market in China. In addition, we had experienced some material change to our business, such as the Equity Transfer. We may not continue our growth or maintain our historical growth rates or financial condition. For example, our number of rental units contracted decreased by 17.5% from September 30, 2019 to September 30, 2020 and by 23.6% from September 30, 2020 to September 30, 2021, and by 37% from September 30, 2021 to September 30, 2022, compared to an increase of 3.2% from September 30, 2018 to September 30, 2019. You should not consider our historical growth or financial condition as indicative of our future performance.

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
•
ongoing capital needs to maintain and operate apartments; and
•
mismatch between our lease term with landlords, which generally provides a lease-in contract lock-in period of five to six years, subject to the extension for another two to three years at the option of landlords, and our lease term with tenants, which generally has a contracted term of 12 months and an average lock-in period of 8.3 months in FY 2022.

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

We incurred net losses of RMB1,533.6 million in FY 2020 and of RMB569.2 million in FY 2021 and generated a net income of RMB820.0 million (US$115.3 million) in FY 2022. As of September 30, 2022, we had an accumulated deficit of RMB3,558.7 million (US$500.3 million). Our net cash generated from operating activities was RMB54.8 million for FY 2020, our net cash used in operating activities was RMB109.7 million for FY 2021 and RMB39.6 million (US$5.6 million) for FY2022. Our balance of cash and cash equivalents has declined and amounted to RMB22.9 million, RMB16.3 million and RMB2.8 million (US$0.39 million) as of September 30, 2020, 2021 and 2022, respectively. As of September 30, 2020, 2021 and 2022, our current liabilities exceeded our current assets by RMB1,758.7 million, RMB2,171.0 million and RMB597.2 million (US$84.0 million), respectively. Furthermore, in July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire-lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. To finance this acquisition, in July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 20,974 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to March 2022, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$21.6 million at par and warrants to purchase 78,237 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements. In May 2021, the remaining consideration for the acquisition consisted of US$23.2 million in cash and RMB289.7 million worth of our Class A ordinary shares, and we entered into supplemental agreements with the rental service company and its affiliates, pursuant to which we settled the remaining consideration by delivering 186,375,850 Class A ordinary shares to them. They are entitled to sell these Class A ordinary shares in the open market, subject to certain lock-up arrangements. Among the 186,375,850 Class A ordinary shares delivered, we are obliged to (i) make up the shortfall if the proceeds they receive from the sale of 57,786,458 Class A ordinary shares are lower than US$0.4014 per share and (ii) repurchase 20,860,749 Class A ordinary shares at US$0.4015 per share in installments if they do not trade these shares in the open market, subject to the terms and conditions set forth in the agreements with them. We will also issue in installments, to a third-party contractor that manages the rental units as previously announced, up to 99.6 million Class A ordinary shares, subject to certain performance indicators and other terms and conditions set forth in the agreement. In addition, our operations have been affected by the COVID-19 pandemic. See “—The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our business, results of operations and financial condition. We also face risks related to other health epidemics, natural disasters, civil and social disruptions and other outbreaks and catastrophes, which could materially and adversely affect our results of operations and financial condition.” These factors raise substantial doubt about our ability to continue as a going concern. We have adopted a series mitigation plans and actions as discussed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” However, future financing requirements will depend on many factors, including the scale and pace of the expansion of our apartment network, our efficiency in apartment operation, including apartment renovation and pricing, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies, and there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects.

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

We recorded negative working capital. As of September 30, 2020, 2021 and 2022, our current liabilities exceeded our current assets by RMB1,758.7 million, RMB2,171.0 million and RMB597.2 million (US$84.0 million), respectively. Our capital expenditures totaled RMB138.7 million, RMB6.5 million and nil in FY 2020, FY 2021 and FY 2022, respectively. We are in need of additional funding to sustain and expand our business, and we have formulated a plan to address our liquidity problem, including but not limited to, obtaining proceeds from our tenants’ rental prepayment, raising funds from follow-on offerings, and adoption of a stringent cash management policy. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” Our

management reviews our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditures. We believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures, and to meet our short-term debt obligations, other liabilities and commitments as they become due.

We utilize a lease-and-operate model. Under this model, we may incur substantial upfront capital outlay before we start to generate revenues on the relevant apartments. These include capital outlay for market research and evaluation of the target geographic area for expansion, apartment searching, prepayment of a few months’ rental to our landlords, and renovation of the apartments we lease, which may be in bare-bone condition, to add an additional bedroom and make them suitable for lease-out to tenants. We followed a disciplined and systematic process to expand our apartment network, involving comprehensive market research, site visits and other preparation work, during which period we may incur substantial operating costs and expenses. After we have identified the geographic area to expand into and available apartments to lease, the typical period from the time we enter into a lease agreement with landlords to successfully leasing out the apartment and receiving the first rental payments from tenants is approximately 30 days as of September 30, 2022, which may be significantly extended due to some factors that are beyond our control, including but not limited to, substantial delay during the renovation period due to third-party contractors’ default, and inability to attract and retain tenants in a timely manner due to apartment rental market condition. Inability to timely access financing on favorable terms or at all would materially and adversely affect our apartment sourcing and expansion, which could materially and adversely affect our future business, results of operations, financial condition and growth prospects.

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

For example, we engage outside contractors for apartment sourcing and management functions. As of September 30, 2022, we had 763 apartment managers, all of whom was from our outside contractors. Although the apartment managers and agents for apartment sourcing are supervised by our regional supervisors who are our own employees at more senior positions, we cannot assure you that those outside contractors will provide services that meet our requirements. Besides, the outside contractors may not continue to maintain or expand their relationship with us, and we may not be able to acquire additional apartment managers or agents for apartment sourcing on a timely manner or at all. These may materially and adversely affect our business, financial condition and results of operation.

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

However, because the situation of COVID-19 is very fluid, we cannot predict whether or when the spread of COVID-19 may recur in China or worldwide. In December 2022, the local government abandoned its policies on quarantine at home and large-scale lockdowns, and the COVID-19 has been spreading rapidly in China. However, based on the assessment of current economic environment, customer demand and revenue trend, and the negative impact from COVID-19 outbreak and spread, it appears that our revenue and operating cash flows may continue to underperform in the next 12 months. Further, a resurgence could further negatively affect both major business segments and impair their ability to regain pre-covid operating levels. As such, the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date. Our business, results of operations, financial conditions and prospects may be materially and adversely affected if another wave of the COVID-19 pandemic or epidemic of another disease occur.

Tenants may terminate their leases during lease terms, exposing us to the risk of re-leasing our rental apartments, which we may be unable to do on a timely basis, on favorable terms or at all.

Our leases with tenants typically have a contracted lease term of 3 to 12 months. In FY 2022, our tenants stayed in our rental units for an average duration of 4.7 months. A majority of our lease-out agreements include a lock-in period (during which termination will result in forfeiture of the security deposit) equals to the contracted lease term. If the market rental rates decline, we anticipate our rental revenues may be affected greater than if our leases were for longer terms. For example, the market rental rates may decline if another wave of COVID-19 outbreak occurs in regions where we operate. Short-term leases may result in high turnover, which involves costs such as restoring the rental apartments, marketing costs and lower occupancy levels. Our estimates on tenant turnover rate and related cost may be less accurate than if we had more operating data upon which to base such estimates. On the other hand, we are subject to a five to six-year lease-in contract lock-in period, during which neither landlords nor us may terminate the lease without paying a penalty equal to the rentals for the remaining lease-in contract lock-in period, and continue to incur rental costs. If our monthly rentals received from tenants decrease or our tenants do not continue to stay with us, our business, results of operations and financial conditions will be materially and adversely affected.

In addition, tenants may terminate the lease during the lock-in period, subject to the forfeiture of their security deposits. In FY 2022, 43.8% of our leases with tenants were terminated before the expiration of the applicable lock-in period, increased from 38.7% in FY 2021 mainly attributable to impact of COVID-19 pandemic in 2022 in China. In FY 2022, 34.3% of our leases with tenants remained in their rental units through the end of the contracted lease term. Our liquidity may be materially and adversely affected by tenants’ early termination. See “—We have relied on our tenants’ rental prepayments to finance our growth. To the extent a lease agreement is terminated during the rental period covered by the prepayment, we need to return the unused prepaid rentals. If a significant number of the lease agreements are terminated early, our liquidity and financial condition may be materially and adversely affected.” To the extent tenants terminate the lease during the lease term, our business, results of operation and financial condition may be materially and adversely affected.

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

To the extent a lease agreement is terminated before the rental period covered by the prepayment, whether by the tenant or by us, we shall, upon such termination, return the unused prepaid rents, typically in a lump sum, to the tenant, or to our financial institution partner where the tenant has used the rental installment loan granted by such financial institution to finance his/her rental prepayment. Since tenants who prepay rental for certain lease period can enjoy rental discount for the applicable lock-in period, and tenants who terminate the lease within the lock-in period are subject to forfeiture of their security deposits, our tenants may be incentivized to terminate their lease around the end or shortly after the expiry of the applicable lock-in period. In FY 2022, 43.8% of our terminated leases with tenants were terminated during the rental period covered by the prepayment. When a significant number of lease agreements are terminated during the rental period covered by the rental prepayments, we may not have sufficient immediate funds to return all unused rents, and we may not be able to timely re possess the apartments and identify new tenants. See “—Our results of operation, financial condition, and reputation would be adversely affected if a significant number of our tenants fail to meet their obligations in connection with the lease.” Failure to adequately manage our cash and liquidity could adversely affect our business, financial condition, results of operations and cash flows.

We rely on our cooperation with a limited number of financial institutions.

In line with industry practice, we provide guarantee and may also provide additional credit enhancement in the form of security deposits to our financial institution partners with respect to tenants’ repayment of the rental installment loans. As of September 30, 2022, rental payment of 5.6% of our occupied rental units had been facilitated by rental installment loans. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants.

In addition, in August 2018, we started to cooperate with a rental service company owned by a state-owned bank in apartment sourcing and renovation. Under this model, for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. The cooperation has provided us with access to a stable source of low-cost capital to finance our apartment renovation upfront, which helps us scale in a cost efficient manner. Due to the rising vacancy rate of our rental units caused by the COVID-19 pandemic, we decreased the number of apartment contracted by terminating some of the leases with landlords under this model. In April 2020, we also started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease in apartments from the rental service company or enter into new lease-out agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference. We had transferred 25,375 of our rental units contracted and managed these rental units under this modified cooperation. We did not generate such revenues in FY 2022.

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

For example, to replenish and expand our rental units portfolio, in July 2020, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. To finance this acquisition, in July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 20,974 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to March 2022, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$21.6 million at par and warrants to purchase 78,237 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements. In May 2021, the remaining consideration for the acquisition consisted of US$23.2 million in cash and RMB289.7 million worth of our Class A ordinary shares and we entered into supplemental agreements with the rental service company and its affiliates, pursuant to which we settled the remaining consideration by delivering 186,375,850 Class A ordinary shares to them. They are entitled to sell these Class A ordinary shares in the open market, subject to certain lock-up arrangements. Among the 186,375,850 Class A ordinary shares delivered, we are obliged to (i) make up the shortfall if the proceeds they receive from the sale of 57,786,458 Class A ordinary shares are lower than US$0.4014 per share and (ii) repurchase 20,860,749 Class A ordinary shares at US$0.4015 per share in installments if they do not trade these shares in the open market, subject to the terms and conditions set forth in the agreements with them. As of September 30, 2022, no such make-up request had been received by the Company. We will also issue in installments, to a third-party contractor that manages the rental units as previously announced, up to 99.6 million Class A ordinary shares, subject to certain performance indicators and other terms and conditions set forth in the agreement.

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

We have engaged a third-party contractor to manage these rental units, including but not limited to marketing, maintenance, tenant screening, communications with landlords and tenants. We have continued to optimize our asset portfolios and as of September 30, 2022, we had rental units under management spread across China located in Beijing, Chengdu, Fuzhou, Hefei, Kunming, Nanchang, Nanjing, Nanning, Qingdao, Xi’an, and Tianjin. We take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month. Even though we take these measures, we cannot assure you that the contractor will provide services that meet our requirements or will not have disputes with landlords, tenants or other third parties. Furthermore, as tenants of these rental units are not sourced using our system, we cannot participate in the selection process and ensure the reliability and effectiveness of other systems, and therefore we may not be able to ensure these tenants’ creditworthiness. In addition, if the contractor discontinues its relationship with us, we may not be able to find an equivalent on a timely manner, or at all, or manage these rental units by our own team in an effective and efficient way, as we do not have sufficient experience in management of apartments or resources in locations such as Beijing, Chengdu, Fuzhou, Hefei, Kunming, Nanchang, Nanjing, Nanning, Qingdao, Xi’an and Tianjin. These may materially and adversely affect our business, financial condition and results of operation.

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

Moreover, as of October 26, 2021, the VIE was involved in eight ongoing legal proceedings, most of which were initiated by suppliers. The amount of the claims arising from these ongoing legal proceedings were RMB33.7 million (US$5.2 million) in aggregate. Two of these legal proceedings had claims over RMB1.0 million (US$0.2 million). In particular, one of our suppliers, Shanghai Greenland Construction (Group) Co. Ltd., or Shanghai Greenland, filed a lawsuit against one of the VIE’s subsidiaries, alleging that it should pay Shanghai Greenland the construction fee and other related expenses and fees for the construction of the VIE’s subsidiary’s research and development center in Suzhou pursuant to a construction contract entered into by Shanghai Greenland and the VIE’s subsidiary. The amount of the construction fee and other related expenses and fees was approximately RMB58.0 million (US$8.5 million), which had been accounted for in the consolidated financial statements for FY 2021. We sold buildings under construction in Suzhou through judicial sales for proceeds of RMB100.3 million. The court assisted us to sell the buildings under construction and collected the proceeds on behalf of us. The proceedings had been settled in December 2021. After the Equity Transfer, we are no longer involved in these legal proceedings.

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

In addition, after the Equity Transfer, people may still associate us with the claims, controversies, lawsuits and other legal and administrative proceedings against the WFOE and the VIE, which may expose us to negative publicity and adversely affect our operations and reputation. After the Equity Transfer, in January 2022, Shanghai Qingke Public Rental Housing Leasing Management Co., Ltd. (“Qingke Public Rental”), one of the subsidiaries of the VIE, filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (the “Court”). The Court announced the effectiveness of the petition on January 4, 2022. After the Equity Transfer, in July 2021, November 2021, and July 2022, three subsidiaries of the VIE, Shanghai Qingke Equipment Leasing Co., Ltd., Beijing Qingke Property Management Co., Ltd., and Nanjing Qingke Apartment Management Co., Ltd., respectively, were also involved in similar bankruptcy proceedings.

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

We depend on rental income from tenants for substantially all of our revenues. As a result, our success depends upon our ability to attract quality tenants for our rental apartments in a timely manner and at a low-cost. We may not be successful in locating quality tenants to lease the rental apartments as quickly as we have expected or at all due to competition, market condition, delay in renovation or other factors. We incurred loss of tenants and decrease in occupancy rate due to the COVID-19 pandemic during FY 2022. If vacancies continue for a longer period of time than we expect or indefinitely, or another wave of the COVID-19 pandemic or epidemic of other diseases occur, we may suffer reduced revenues, which may have a material adverse effect on us.

In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire-lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. We started to operate these rental units from July 2020. In FY 2022, we have continued to optimize our asset portfolios and reduced the number of rental units under management. As of September 30, 2022, we had 38,253 available rental units under management spread across China located in Beijing, Chengdu, Fuzhou, Hefei, Kunming, Nanchang, Nanjing, Nanning, Qingdao, Xi’an, and Tianjin. We cannot ensure that, after the original lease terms expire, the existing tenants will enter into new lease contracts with us, or we can acquire new tenants in a timely manner, or at all, which may adversely impact our business, financial condition and operating results.

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

We plan to renew our existing leases with landlords upon expiration. We cannot assure you, however, that we will be able to renew our leases with landlords on satisfactory terms, or at all. In particular, as the lease-in contract lock-in period of 30.8% of our lease-in contracts as of September 30, 2022 would expire by the end of FY 2023 and rents may be re-negotiated, we may incur significant increases in rents. In FY 2022, 44.5% of our leases with landlords, or leases of 8,451 rental apartments, were terminated as we strategically reduced the number of leases with landlords to reduce the rentals we need to pay to the landlords, in response to the lower tenant demand and thus, lower occupancy rate and revenues from tenants which were not sufficient to cover the rentals we need to pay to the landlords due to the impact of the COVID-19 pandemic in China. This helped us to mitigate the adverse effect of the COVID-19 pandemic on our business, cash flow and financial conditions. If we fail to renew our leases with landlords or a significant number of our existing leases with landlords are not renewed on satisfactory terms upon expiration, our expansion may be impeded and our costs may increase. If we are unable to pass the increased costs on to our tenants through rental rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

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

We assess the financial impact of our underperformed apartments that do not meet the projected operating targets by recognizing impairment loss. We perform an assessment of the carrying value of trademark, leasehold improvements and furniture, fixtures and equipment used in each rental apartment at least on a quarterly basis. If the carrying amount of the assets exceeds its expected undiscounted cash flows, we will recognize an impairment loss equal to the difference between the carrying amount and the fair value. In FY 2020, FY 2021 and FY 2022, we incurred impairment loss on long-lived assets of RMB846.8 million, RMB199.6 million and RMB100.2 million (US$14.1 million), respectively. If a larger number of our apartments underperform, our impairment loss would increase, and our results of operations and financial condition would be materially and adversely affected.

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

As of September 30, 2022, we had RMB110.1 million (US$ 15.5 million) short-term debts, RMB15.8 million (US$2.2 million) rental installment loans from certain financial institutions, and RMB81.6 million (US$11.5 million) accrued expenses and other current liabilities. In August 2018, we started to cooperate with a rental service company owned by a bank to source and renovate apartments in Shanghai, Hangzhou and Wuhan, and we account for the arrangement as a capital lease and other financing arrangement. In FY 2021, we terminated the cooperation with the rental service company owned by a state-owned bank. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” Recent interest rates in China have been at historically low levels, and any increase in these rates would increase our interest expense and reduce our funds available for renovation, operations and other purposes. Our current level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. Our outstanding and future loans, combined with our other financial obligations and contractual commitments, could have negative consequences on our business and financial condition.

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

Our management concluded that our internal control over financial reporting is not effective as of September 30, 2022. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our business relies heavily on our technology-driven, end-to-end systems that are highly technical and complex. Our website, mobile app and internal systems highly depend on the ability of such information systems to store, retrieve, process and manage immense amounts of data throughout each step of our operational process, including, but not limited to, apartment sourcing, price evaluation, room decoration, room display, contract signing and tenant services. For example, tenants need to use our proprietary mobile apps to sign agreements with us, pay rents, open the doors of the rental apartments and their bedrooms, reserve house-keeping services, etc. We also utilize our Smart Pricing System to evaluate the rents of our apartments. In addition, in July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China. In FY 2022, we have continued to optimize our asset portfolios and reduced the number of rental units under management. As of September 30, 2022, we had 38,253 available rental units under management spread across China located in Beijing, Chengdu, Fuzhou, Hefei, Kunming, Nanchang, Nanjing, Nanning, Qingdao, Xi’an, and Tianjin. In the process of integrating these rental units into our business, we may continue to rely on the information systems provided by the rental service company to operate these rental units before we transfer all required operating information to our own systems. Although we have taken measures such as manually verifying and reconciling data in the information systems provided by the rental service company with the journal accounts, we cannot ensure that these information systems are effective, reliable and efficient as they have not been fully controlled and monitored by us. The information systems on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors, ineffective algorithm or other design defects within the information systems on which we rely may result in a negative experience for our tenants, landlords, third-party service providers, third-party contractors and our employees, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or our intellectual property. Any errors, bugs or defects discovered in the information systems on which we rely could result in harm to our reputation, loss of tenants or landlords or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

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

We have a team of agents for apartment sourcing and apartment managers to manage our apartments and tenants. In addition, we have engaged a third-party contractor to manage rental units in Beijing, Chengdu, Changsha, Fuzhou, Hefei, Jinan, Kunming, Ningbo, Nanchang, Nanjing, Nanning, Qingdao, Suzhou, Xi’an, Tianjin, Shijiazhuang and Chongqing after acquiring lease contracts with landlords and tenants and related fixtures and equipment for these rental units from another rental service company. As of September 30, 2022, we had rental units under management spread across China located in Beijing, Chengdu, Fuzhou, Hefei, Kunming, Nanchang, Nanjing, Nanning, Qingdao, Xi’an, and Tianjin. Our agents for apartment sourcing and the contractors may directly reach to landlords, including but not limited to, negotiating the lease agreements with landlords, and our apartment managers and the contractor may directly reach out to tenants, including but not limited to, negotiating the lease agreements with tenants, regular communication with our tenants and inspecting the apartments. As a result, our success of business largely rely on their professionalism. If our agents for apartment sourcing and apartment managers and contractors have any misconduct, such as misrepresentation of the terms and conditions in the agreements when engaging landlords or tenants, our business or reputation could be harmed and we could be exposed to legal proceedings, costs and liabilities.

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

Most of our revenue in FY 2020, FY 2021 and FY 2022 was generated from rental income collected from our tenants. However, we cannot assure you that our efforts to derive non rental revenue may be successful. Our success depends on our cooperation with third parties and effectiveness of algorithm. See “—We depend on third parties for different aspects of our business and the services that we offer. Our business, results of operation, financial condition and reputation may be materially and adversely affected if the third parties do not continue to maintain or expand their relationship with us, or fail to provide services or products according to the terms of our contracts or otherwise below standard, or by the third parties operational failure.” and “—We are highly dependent on information systems, and if our information systems contain undetected errors and ineffective algorithm, or we fail to properly maintain or promptly upgrade our technology, our results of operations and financial condition may be materially and adversely affected.” Failure to diversify our business may expose our business to concentration risks and harm our operations. Furthermore, we may have limited or no experience in the development, provision, or marketing of non-rental services. As a result of the foregoing, our business may be placed at a disadvantaged position, and our business, financial condition, and results of operations may be adversely affected.

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

We may not have sufficient intellectual property rights in all countries and regions where unauthorized third-party copying or use of our proprietary technology may occur and the scope of our intellectual property might be more limited in certain countries and regions. As of the date of this annual report, we had four computer software copyrights registered with the Copyright Protection Center of China. However, our existing and future computer software copyrights and/or patents may not be sufficient to protect our products, services, technologies or designs and/or may not prevent others from developing competing products, services, technologies or designs. We cannot predict the validity and enforceability of our copyrights and other intellectual property with certainty. Litigation or other proceedings may be necessary to enforce our intellectual property rights. Initiating infringement proceedings against third parties can be expensive and time-consuming, and divert management’s attention from other business concerns. We may not prevail in litigation to enforce our intellectual property against unauthorized use.

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

We have experienced a leadership transition. Mr. Lin Lin resigned as our director, effective March 1, 2022. Mr. Chen Chen, our independent director, was appointed as our member of the nominating and corporate governance committee of the board of directors, effective February 28, 2022. Mr. Jiamin Chen, our general manager of the investment and financing department, was appointed as our director and vice president, effective February 28, 2022 and was appointed as our member of the compensation committee of the board of directors, effective November 18, 2022. Mr. Zongquan Yang, our head of product management department and senior manager of IT center, was appointed as our director, effective February 28, 2022.

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

We have granted, and may continue to grant, options, restricted share units and other types of awards to our employees and other persons who contributed to the success of our operations. We account for the compensation costs for our share-based incentives using a fair value-based method and recognize expenses in our consolidated statements of comprehensive (loss) income in accordance with U.S. GAAP. As of June 24, 2022, Yijia Inc. held 75.2 million Class B ordinary shares, which were reserved for share-based awards. Yijia Inc. was a company controlled by the Founder as a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. On June 24, 2022, Yijia Inc.

transferred all of the reserved Class B ordinary shares to Golden Stream Limited, a company controlled by Mr. Qu Chengcai, the Chief Executive Officer of the Group. Upon transfer to Golden Stream Limited, the Class B ordinary shares previously held by Yijia Inc. were automatically converted to Class A ordinary shares. Since then, Golden Stream Limited became a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. The board resolutions allow the grantees to hold options to purchase from the Golden Stream Limited the equity shares of the Group.

As of the date of this annual report, we had granted an aggregate number of 192.4 million share options to certain management, employees and non-employees, 35.9 million of which had been forfeited as of the date of this annual report. As of the date of this annual report, the remaining 41.3 million shares options are outstanding. The expense we had recognized for these outstanding share options is US$4.1 million as of the date of this annual report. As of the date of this annual report, no RSU is outstanding. In addition, in September 2019, our board of directors approved our 2019 share incentive plan, or the 2019 Plan, to provide incentives to employees, officers, directors and consultants and promote the success of our business. The 2019 Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering. As of the date of this annual report, we have issued 25,000,000 RSUs and 122,360,108 options under the 2019 Plan, of which 25,000,000 RSUs and 115,180,054 options have been exercised. Further, in November 2022, our board of directors approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 2,500,000,000 Class B ordinary shares of the Company (the “Shares”). The board of directors has also approved the issuance of the Shares to Golden Stream Limited, which is holding these Shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by Golden Stream Limited are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of annual report, no share-based awards have been granted under the 2022 Plan.

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

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Provisions on Confidentiality and Archives Administration, which was open for public comments until April 17, 2022. The Draft Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Draft Provisions on Confidentiality and Archives Administration have not yet been settled or become effective, and there remain uncertainties regarding the further interpretation and implementation of the Draft Provisions on Confidentiality and Archives Administration.

Further, the CAC issued the Measures for the Security Assessment of Outbound Data Transfer (the “Measures”) on July 7, 2022, which took effect on September 1, 2022. The Measures shall apply to the security assessment of data processors’ provision of important data and personal information collected and generated in their operations within the territory of the PRC to overseas recipients. The Measures require relevant data processors to submit a data security assessment to the CAC for review prior to the outbound data transfer activities in order to prevent illegal data transfer activities.

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

The PRC government may exert, at any time, substantial intervention and influence over the manner of our operations, and the rules and regulations to which we are subject, including the ways they are enforced, may change rapidly and with little advance notice to us or our shareholders. Any such actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries in China or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations in China, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

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

The PRC government may exert, at any time, substantial intervention and influence over the manner of our operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement.

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

In December 2021, the Cyberspace Administration of China (the “CAC”) promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office (“CRO”), in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. The amended Measures of Cybersecurity Review took effect on February 15, 2022. In August 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China the personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Moreover, pursuant to the Personal Information Protection Law, persons who seriously violate this law may be fined for up to RMB50 million or 5% of annual revenues generated in the prior year and may also be ordered to suspend any related activity by competent authorities.

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

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Provisions on Confidentiality and Archives Administration, which was open for public comments until April 17, 2022. The Draft Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Draft Provisions on Confidentiality and Archives Administration have not yet been settled or become effective, and there remain uncertainties regarding the further interpretation and implementation of the Draft Provisions on Confidentiality and Archives Administration.

Further, the CAC issued the Measures for the Security Assessment of Outbound Data Transfer (the “Measures”) on July 7, 2022, which took effect on September 1, 2022. The Measures shall apply to the security assessment of data processors’ provision of important data and personal information collected and generated in their operations within the territory of the PRC to overseas recipients. The Measures require relevant data processors to submit a data security assessment to the CAC for review prior to the outbound data transfer activities in order to prevent illegal data transfer activities.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation” for more details. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that FLJ Group Limited or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then FLJ Group Limited or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, as described in the risk factor immediately below, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends we pay with respect to the ADSs or ordinary shares and gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, and it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in the ADSs or ordinary shares.

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

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”), is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

The Company’s current auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, whose audit report is included in this annual report, is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Asia CPAs LLP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCA Act calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result, the risks mentioned above have been heightened.

If our ADSs are subject to a trading prohibition under the HFCA Act or the AHFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s articles include a charter of the CCP, including the text of such charter.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of the date of this annual report, we had 28,378,920,464 ordinary shares outstanding, consisting of 25,878,920,464 Class A ordinary shares represented by ADSs and 2,500,000,000 Class B ordinary shares. We have charged 77,100,000 Class A ordinary shares, which are our treasury shares, to a third party. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” for more details. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

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

We have granted equity-based awards to certain management, employees and non-employees. In addition, we adopted a share incentive plan in 2019, or the 2019 Plan, under which we may have the discretion to grant a range of equity-based awards to eligible participants. We intend to register all Class A ordinary shares that we have issued or that we may issue in connection with any employee share-based awards. Once we register these ordinary shares,

ADSs representing them can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock up agreements described in the “Underwriting” section of the final prospectus dated November 4, 2019 for our initial public offering. If ADSs representing a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of the ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase the ADSs.

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

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the foreign courts against our company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

We have a dual class share structure. As of the date of this annual report, Golden Stream Ltd., a company controlled by Mr. Qu Chengcai, the Chief Executive Officer of the Group, beneficially owns all of our issued Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Our board of directors has approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 2,500,000,000 Class B ordinary shares of the Company (the “Shares”). The board of directors has also approved the issuance of the Shares to Golden Stream Ltd. (the “ESOP Platform”), which is holding these Shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by the ESOP Platform are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of this annual report, no share-based awards have been granted under the 2022 Plan.

As of the date of this annual report, Golden Stream Ltd. beneficially owns 2,500,000,000 Class B ordinary shares representing 49.1% of the aggregate voting power of our company due to the disparate voting powers associated with our dual class share structure. See “Item 6. Directors, Senior Management and Employees—E.

Share Ownership.” Golden Stream Ltd. is holding these shares issued under the Company’s share incentive plan adopted in November 2022 (the “2022 Plan”) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the shares. As a result of the dual class share structure and the concentration of ownership, Golden Stream Ltd. has considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. It may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

There is a significant risk that we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject U.S. investors in ADSs or Class A ordinary shares to significant adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.However, rents derived in the active conduct of a trade or business and received from an unrelated party are considered active income for these purposes. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Cash generally is a passive asset for these purposes.

Based on the composition of our income and assets and the trading price of our ADSs or Class A ordinary shares, we believe there is a significant risk that we were a PFIC for U.S. federal income tax purposes for our 2022 taxable year. Additionally, there is a significant risk that we will be a PFIC for our 2023 taxable year and in the reasonably foreseeable future. In particular, whether our rental income and any gain from the sale or other disposition of rental property is considered active for purposes of these tests depends upon whether our employees conduct sufficient marketing or other activities with respect to the rented properties in each taxable year to meet the requirements for an active rental business under applicable Treasury regulations. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time.

If it is determined we are a PFIC for any portion of our taxable year that is included in the holding period of a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) of our ADSs or Class A ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ADSs or Class A ordinary shares or the receipt of certain excess distributions from us and may be subject to additional reporting requirements.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on U.S. Internal Revenue Service (“IRS”) Form 8621. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more details.

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

To facilitate financing and offshore listing, we underwent a series of reorganization, or the Reorganization as follows. We incorporated FLJ Group Limited in the Cayman Islands as our offshore holding company in August 2014. In April 2015, Shanghai Qingke Investment Consulting Co., Ltd., or Q&K Investment Consulting, was incorporated as FLJ Group Limited’s wholly owned subsidiary in the PRC. Shortly thereafter, FLJ Group Limited issued ordinary shares to the offshore entities designated by then shareholders of Q&K Fashion in proportion to these shareholders’ then shareholding percentage in Q&K Fashion. In April 2015, Q&K Investment Consulting entered into a series of contractual arrangements with the VIE, Guangjie Jin, Bing Xiao, and Xiamen Siyuan Investment Management Co., Ltd. The contract arrangements enable us to obtain control over the VIE and its subsidiaries. The contractual arrangements consist of shareholder voting proxy agreements and powers of attorney, exclusive technology service agreement, exclusive option agreement, equity interest pledge agreement and spousal consent letter. In the meantime, Q&K Fashion transferred all its net assets to Q&K Equipment Rental, a subsidiary of our VIE. Both FLJ Group Limited and Q&K Fashion were controlled by Mr. Guangjie Jin before and after the Reorganization, and therefore we consider the Reorganization as a reorganization of entities under common control.

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

To fund our acquisition of certain lease contracts and other related assets, in July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 20,974 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to March 2022, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$21.6 million at par and warrants to purchase 78,237 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements.

We changed our company name from “Q&K International Group Limited” to “FLJ Group Limited”, effective on September 13, 2022. In addition, our ADSs began trading under the new ticker symbol “FLJ” on the NASDAQ effective on September 26, 2022.

Our principal executive offices are located at 2F, Building 5, No.18, Gongping Road, Hongkou District, Shanghai, 200082, People’s Republic of China . Our telephone number at this address is +86-21-6417-9625. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1 1111, Cayman Islands.

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

B.
Business Overview

We are a leading technology-driven long-term apartment rental platform in China, offering young, emerging urban residents conveniently located, ready to move in, and affordable branded apartments as well as facilitating a variety of value-added services. We are one of the pioneers in providing branded rental apartments in China. Under our dispersed lease-and-operate model, we lease apartments from landlords and transform these apartments, mostly from bare-bones condition, into standardized furnished rooms to lease to people seeking affordable residence in cities, following an efficient, technology-driven business process. Our period-average occupancy rates was 89.9% and 89.7% in FY 2021 and FY 2022, respectively.

Driven by the rapid urbanization, rising housing prices, millennial mindsets of sharing economy, and supportive government policies, branded long-term rental apartment service is an underpenetrated, fast-growing industry in China. An increasing number of young people in China move to cities for education or work and seek affordable long-term rental apartments. Traditionally, tenants rely on rental agencies or deal with individual landlords to rent apartments and have to contact individual landlords, who at times may not be responsive, for maintenance and repair during the lease. In the meantime, landlords need to handle apartment maintenance and repair and collect rentals all by themselves. In recent years, branded apartment operators have emerged to provide a one-stop, more efficient and hassle-free rental experience for tenants as well as landlords. In addition, central and local governments in China have adopted policies to incentivize and support the growth of the apartment rental sector, including offering equal access to public services and schools to both renters and homeowners, reducing income tax, and medical insurance and social security payment ratio for individuals with monthly income below RMB10,000.0 (US$1,405.8) our target customer group.

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

We strategically focus on sourcing apartments under the dispersed model in relatively inexpensive yet convenient locations, typically near subway stations, to provide our tenants value for money. We do not own our rental apartments but lease them from our landlords under long-term leases. Our leases with landlords usually provide for a minimum term of five to six years, or lease-in contract lock-in period, and can be extended for up to two to three years. During the lease-in contract lock-in period, neither landlords nor us may terminate the lease without paying a penalty equal to the rentals for the remaining lease-in contract lock-in period. For leases with landlords entered into in April 2019 or after, if the monthly rentals (after discount for rental prepayment) that we receive from tenants are lower than our monthly rental to landlords for six consecutive months, we have the right to renegotiate for a lower monthly rental to landlords or terminate the relevant leases with landlords. We typically convert a leased-in apartment to add additional bedroom, or the N+1 model, and rent each bedroom separately to individual tenants after standardized decoration and furnishing. The N+1 model further increases affordability and provides flexibilities and co rental efficiency for tenants. Each of our rental apartments typically has three rental units. Our leases with tenants typically have a contracted lease term of 3 to 12 months. In FY 2022, the average contracted lease term of our terminated leases with tenants was 3 to 12months. In the same period, tenants of 34.3% of our leases remained in their rental units through the end of the contracted lease term. If a tenant chooses to terminate the lease during the lock-in period, except for termination during the first week of the lease, the tenant’s security deposit will be forfeited. After the lock-in period, the tenant may terminate the lease anytime without penalty. In FY 2022, tenants on average stayed in our rental units for 8.3 months.

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

We cooperate with third parties, including professional home service providers, e-commerce companies, and other service providers to manage the rental units as well as facilitate a wide array of value-added services for our tenants, such as broadband internet. These initiatives cater to tenants’ lifestyle demand and help them live more conveniently and comfortably. This, in turn, helps improve our brand loyalty and increase revenue per tenant. Revenue from value-added services and others as a percentage of our net revenues increased from 8.5% in FY 2020 to 9.4% in FY 2021 and then to 13.3% in FY 2022.

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

In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire-lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. In FY 2022, we have continued to optimize our asset portfolios and reduced the number of rental units under management. As of September 30, 2022, we had 38,253 available rental units under management spread across China located in Beijing, Chengdu, Fuzhou, Hefei, Kunming, Nanchang, Nanjing, Nanning, Qingdao, Xi’an, and Tianjin. Unlike rental units we directly operate and manage, these rental units had been renovated at the time we acquired the lease contracts. We have carried out due diligence to verify the authenticity and the quality of these rental units, including but not limited to site visits, calls with landlords and tenants of these rental units, and verification of the operating data such as occupancy rate and rental margin of these rental units provided by the rental service company. We have engaged a third-party contractor to manage these rental units, including but not limited to marketing, maintenance, tenant screening, communications with landlords and tenants. We take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month. As of the date hereof, these rental units have been fully integrated into our system.

On October 26, 2021 and December 17, 2021, we transferred all of our equity interest in the Shanghai Qingke Investment Consulting Co., Ltd., or the WFOE and Qingke (China) Limited ("Q&K HK”), respectively, to Wangxiancai Limited, which is beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party, for nominal consideration (the “Equity Transfer”). The WFOE is a wholly owned subsidiary of Q&K HK, and has a series of contractual arrangements with the VIE. Through the VIE entities, we carried out certain rental apartment operation business prior to the Equity Transfer. As of the date of this annual report, we no longer conduct any business operation through a variable interest entity. However, we did not account for the Equity Transfer as a discontinued operation and the financials of the WFOE and VIE entities were consolidated into our consolidated financial statements as of and for the year ended September 30, 2021 as we have been involved in the settlement of liabilities of the WFOE and still have the control over the allocation of remaining assets in the liquidation of the VIE entities. The WFOE and VIE entities contributed 16.7% of our consolidated revenues for the year ended September 30, 2021.

As of September 30, 2022, four of the subsidiaries of the VIE filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (“Court”), and the Court announced the effectiveness of the petition and the administrator of bankruptcy was assigned on board. As a result, the Company had no control over the allocation of remaining assets in liquidation of these subsidiaries and therefore deconsolidated the subsidiaries of the VIE. The WFOE and VIE entities contributed 0.2% of our consolidated revenues for the year ended September 30, 2022.

For the risks associated with being based in or having the majority of our operations in China, see “Part I—Risks Associated with Being Based in or Having the Majority of the Operations in China.” For the risks associated with the HFCA Act, see “Part I—Risks Associated with the Holding Foreign Companies Accountable Act.”

Our Apartment Network

We started the apartment rental business in 2012 in Shanghai, one of the most prosperous cities in China with the largest migrant population. Leveraging the experience and knowledge accrued in managing rental apartments in Shanghai, we have expanded to other top-tier cities, including Shanghai’s adjacent Suzhou market in 2013 and Hangzhou in 2016, and subsequently Nanjing, Wuhan and Beijing in late 2017. In December 2019, we started to expand our apartment network to Tianjin. In FY 2022, 44.5% of our leases with landlords, or leases of 8,451 rental apartments, were terminated as we strategically reduced the number of leases with landlords to reduce the rentals we need to pay to the landlords, in response to the lower tenant demand and thus, lower occupancy rate and revenues from tenants which were not sufficient to cover the rentals we need to pay to the landlords due to the COVID-19 pandemic in China. This helped us to optimize our portfolio and mitigate the adverse effect of the COVID-19 pandemic on our business, cash flow and financial conditions. We had also actively seeking high quality apartments in FY 2022. In July 2020, we expanded our apartment network by acquiring lease contracts with landlords and tenants and related fixtures, equipment and other assets from a rental service company for approximately 72,000 rental units in various cities across China. As of September 30, 2022, we had 38,253 available rental units under management spread across China located in Beijing, Chengdu, Fuzhou, Hefei, Kunming, Nanchang, Nanjing, Nanning, Qingdao, Xi’an, and Tianjin.

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

In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company, Great Alliance Co-living Limited, and its affiliates to acquire lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China. In FY 2022, we have continued to optimize our asset portfolios and reduced the number of rental units under management. As of September 30, 2022, we had 38,253 available rental units under management spread across China located in Beijing, Chengdu, Fuzhou, Hefei, Kunming, Nanchang, Nanjing, Nanning, Qingdao, Xi’an, and Tianjin. We have carried out due diligence to verify the authenticity and the quality of these rental units, including but not limited to site visits, calls with landlords and tenants of these rental units, and verification of the operating data such as occupancy rate and rental margin of these rental units provided by the rental service company.

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

Our Lease-in Contracts

The transparent pricing mechanism enabled by our Smart Pricing System has helped us in our sales pitches to landlords and tenants to negotiate favorable rents and lease terms. In July 2020, to replenish and expand our rental units portfolio, we acquired lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China from another rental service company. In FY 2022, we have continued to optimize our asset portfolios and reduced the number of rental units under management. As of September 30, 2022, we had 38,253 available rental units under management spread across China located in Beijing, Chengdu, Fuzhou, Hefei, Kunming, Nanchang, Nanjing, Nanning, Qingdao, Xi’an, and Tianjin.

Since July 2020, the term of our leases with landlords has been typically five years, or the lease-in contract lock-in period. Before July 2020 and from 2017, we typically entered into a lease with a landlord with a minimum term of six-year period, or lease-in contract lock-in period, which shall be extended for up to two years, at the landlord’s discretion. Before 2017, we typically entered into a lease with a landlord with a minimum term of five-year lease-in contract lock-in period, which shall be extended for up to three years, at the landlord’s discretion. During the lease-in contract lock-in period, neither landlords nor us may terminate the lease without paying a penalty equal to the rentals for the remaining lease-in contract lock-in period. As of September 30, 2022, our average lease-in contract lock-in period was 28.7 months and a majority of our apartments contracted were less than two years into leases with landlords. We typically manage to obtain a rental free period of 30 to 90 days from our landlords. Additionally, we generally lock in the lease-in cost for the first two years. Below is the expiration table of our leases with landlords as of September 30, 2022 assuming all landlords terminate the lease upon the expiry of the lease-in contract lock-in period.

	Total	Leases expiring by the end of
	leases with landlords	FY 2023	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032 and after
Number of rental apartments with	10,448	3,224	3,572	2,248	730	215	228	157	25	15	34
Average annual straight-lined rental cost represented by (RMB in million)	70.9	337.5	196.3	80.7	34.2	21.0	15.1	7.5	4.9	4.2	7.3
Percentage of total annual straight- lined rental cost (%)	100%	47.6%	27.7%	11.4%	4.8%	3.0%	2.1%	1.1%	0.7%	0.6%	1.0%

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

In FY 2022, substantially all of our tenants were sourced online.

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

In July 2020, to replenish and expand our rental units portfolio, we acquired lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China. In FY 2022, we have continued to optimize our asset portfolios and reduced the number of rental units under management. As of September 30, 2022, we had 38,253 available rental units under management spread across China located in Beijing, Chengdu, Fuzhou, Hefei, Kunming, Nanchang, Nanjing, Nanning, Qingdao, Xi’an, and Tianjin. We have engaged a third-party contractor to manage these rental units, including but not limited to marketing, maintenance, tenant screening, communications with landlords and tenants. We take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month. For the management of these rental units, we are in the process of integrating these rental units into our proprietary system and APP, and before this process completes, some of these rental units are still managed using the third-party contractor’s system.

Our Apartments and Services

Our Rental Units

Our rental units typically had net area (excluding common spaces) from 10 square meters to 15 square meters, with monthly rental from RMB300 to RMB22,000 in FY 2022, depending on factors including location and type of housing. Our rental units are generally fitted with standardized interior styles, and are equipped with air conditioners and basic furniture including a bed, a wardrobe, a desk and a chair. Bathrooms and kitchens are equipped with standardized electrical appliances. We install a digital lock and separate electricity meter for each bedroom. All our apartments have pre-installed broadband internet access including Wi Fi.

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

Contracted lease term. Typically 3 to 12 months. Rental is fixed through the term of the lease. During the contracted lease term, typically, termination will result in forfeiture of the security deposit. On September 30, 2022, the average contracted lease term of our outstanding leases was 11.4 months.

Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants. Before this, if a tenant’s rental installment loan application was approved, his or her lease would be subject to a lock-in period of 12 months or longer. If the rental installment loan application was denied, his or her lease would not be subject to such lock-in period and he or she might move out after all prepaid rents were used or enter into a new lease with us with an agreed lock-in period. On September 30, 2022, none of our tenants was in the process of applying for rental installment loans.

In FY 2020, FY 2021 and FY 2022, tenants on average stayed in our rental units for 8.8 months, 8.2 months and 8.3 months, respectively.

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

Upon termination of the lease, we will return the unused portion of any prepaid rental to the tenant, or the financial institution where the tenant utilized the proceeds from the rental installment loan granted by the financial institution to prepay the rental. It is common for tenants to terminate the leases before the expiration of the lease term. In FY 2022, 43.8% of our terminated leases with tenants were terminated before the expiration of the contracted lease term.

Tenants’ initial stays. To encourage prospective tenants to try out our apartments, we have put in place a policy to allow tenants to cancel leases within three days from the move-in date, and we will return all rental, deposits and fees penalty free. If a new tenant cancels the lease on the fourth to seventh day, we will return all unused rental, deposit and fees penalty free. In FY 2022, approximately 1.91% of our leases with tenants were terminated during the first week of their leases.

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

Cooperation with Third-party contractors to Manage Rental Units

We started to expand our cooperation with third-party contractors to manage rental units. In July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire-lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China. In FY 2022, we have continued to optimize our asset portfolios and reduced the number of rental units under management. As of September 30, 2022, we had 38,253 available rental units under management spread across China located in Beijing, Chengdu, Fuzhou, Hefei, Kunming, Nanchang, Nanjing, Nanning, Qingdao, Xi’an, and Tianjin. We have engaged a third-party contractor to manage these rental units, including but not limited to marketing, maintenance, tenant screening, communications with landlords and tenants. We take measures to supervise and control the quality of the contractor’s management, including but not limited to monitoring operating data related to these rental units on a daily basis such as the number of new leases with tenants and amount of rental income, and reviewing the performance of these rental units each month. We are in the process of integrating these rental units into our system.

Our Data Analytics and Data Security

Our Data Analytics

We have accumulated extensive data from apartment rental and other related activities, including apartment information data, project management data, and data on landlord and tenants’ attributes. We have optimized our database structure to make it more suitable for AI and machine learning processes. The data we have accumulated are continuously fed into and refine our data analytics, which are the backbone of our business. Our big data analytic capabilities enable us to achieve data fusion across business scenarios upon our core database to drive our operation efficiency and additional revenue opportunities. As of September 30, 2022, our research and development team of eight data scientists and engineers worked continually to optimize our proprietary analytical models and improve our analytic capabilities.

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

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Provisions on Confidentiality and Archives Administration, which was open for public comments until April 17, 2022. The Draft Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Draft Provisions on Confidentiality and Archives Administration have not yet been settled or become effective, and there remain uncertainties regarding the further interpretation and implementation of the Draft Provisions on Confidentiality and Archives Administration.

Further, the CAC issued the Measures for the Security Assessment of Outbound Data Transfer (the “Measures”) on July 7, 2022, which took effect on September 1, 2022. The Measures shall apply to the security assessment of data processors’ provision of important data and personal information collected and generated in their operations within the territory of the PRC to overseas recipients. The Measures require relevant data processors to submit a data security assessment to the CAC for review prior to the outbound data transfer activities in order to prevent illegal data transfer activities.

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

We have built an efficient, scalable and stable information technology infrastructure to provide strong computing ability for our information systems. Our technology infrastructure has been fully integrated with our computer environments and business requirements to serve as a powerful engine for business operation. As of September 30, 2022, our information technology infrastructure included five data centers and about 44 servers, with over 151 access nodes and with storage capacity of over 295 terabytes.

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

Research and Development

We invest substantial resources in research and product development. Our research and development efforts are focused primarily on improving our technology and developing new systems that are complementary to existing ones including our pricing system and project management system. As of September 30, 2022, we had a research and development team of eight employees, representing more than 25.0% of our total employees.

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

As of the date of this annual report, we had four copyrights registered in China, and two patents and eight trademarks registered outside China. Our intellectual properties are complementary and indispensable to each other to form the basis of our services and solutions and our operational systems. We intend to file additional intellectual property applications as we continue to innovate through our research and development efforts, and to pursue additional intellectual property protection to the extent we deem it beneficial and cost-effective.

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

C.
Organizational Structure

We are not an operating company but a Cayman Islands holding company with operations conducted by our subsidiaries in China. Investors in our securities have purchased securities of a holding company incorporated in the Cayman Islands. On October 26, 2021, we transferred all of our equity interest in the WFOE, to Wangxiancai Limited, which is beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party, for nominal consideration (the “Equity Transfer”). The WFOE had a series of contractual arrangements with the VIE. Through the VIE entities, we carried out certain rental apartment operation business prior to the Equity Transfer. On December 17, 2021, we transferred all of our equity interest in Q&K HK to Wangxiancai Limited. See “Item 4. Information on the Company—A. History and Development of the Company” in this annual report for more details. As of September 30, 2022, four of the subsidiaries of the VIE filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (“Court”), and the Court announced the effectiveness of the petition and the administrator of bankruptcy was assigned on board. As a result, the Company had no control over the allocation of remaining assets in liquidation of these subsidiaries and therefore deconsolidated the subsidiaries of the VIE.

The chart below sets forth our simplified corporate structure and identifies our principal subsidiaries as of the date of this annual report.

(1)
Previously known as Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd.
(2)
Chengcai Qu holds the remaining 0.1% of the shares of Chengdu Liwu Apartment Management Co., Ltd. on behalf of Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd.

Currently we conduct substantially all of our operations through Chengdu Liwu Apartment Management Co., Ltd. in China.

D.
Property, Plants and Equipment

Our principal executive office is located in Shanghai, China, where we rent the office space with an aggregate floor area of approximately 1,296.4 square meters as of September 30, 2022.

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

We cooperate with third parties, including professional home service providers, e commerce companies and other service providers to facilitate a wide array of value-added services for our tenants. Revenue from value-added services and others as a percentage of our net revenues increased from 8.5% in FY 2020 to 9.4% in FY 2021 and then to 13.3% in FY 2022.

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

In FY 2022, our business was negatively affected by the COVID-19 pandemic with our net revenues decreasing by 37.0% to RMB652.3 million from FY 2021. In FY 2022, we generated the net income of RMB820.0 million, compared with the net loss of RMB569.2 million in FY 2021. Our period-average occupancy rates were 83.8%, 89.9% and 89.7% in FY 2020, FY 2021 and FY 2022, respectively. Our net revenues were RMB1,208.0 million, RMB1,036.2 million and RMB 652.3 million (US$91.7 million) in FY 2020, 2021 and 2022, respectively. Our net loss were RMB1,533.6 million and RMB569.2 million in FY 2020 and 2021, respectively, and our net income were RMB 820.0 million (US$115.3 million) in FY 2022.

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

Our Ability to Control Operating Costs and Expenses and Improve Operational Efficiency

Rental cost represents our largest operating costs and expenses. We also incur substantial operating expenses, including those for apartment sourcing, marketing, leasing, after lease maintenance and research and development. In addition, as we expand into new regions, we incur substantial upfront operating expenses for market research, establishing logistics and supply chain and other supporting functions, and building our brand name. We have been improving, and intend to continue to improve, our operational efficiency through our end-to-end, technology-driven operational and management systems. For example, when we expand into a new city, our Smart Pricing System is replicable with some adjustments in parameters, enabling faster expansion at a lower cost. In addition, in July 2020, we engaged a third-party contractor to manage rental units after acquiring lease contracts with landlords and tenants and related fixtures and equipment for these rental units from another rental service company. This enables us to operate our business in new locations, where we lack experience and resources, at a lower cost by leveraging the experience and resources of the contractor. In terms of apartment renovation, our project management system enables modularization, standardization and digitization of the renovation process, which allows us to efficiently manage a fast-growing number of suppliers and contractors and streamline our decoration and renovation process. We conduct the majority of our marketing and leasing processes and handle after-rent services and property maintenance requests online, which helps to improve efficiency. The average number of rental units managed by each of our apartment managers decreased from 82.5 in FY 2020 to 38 in FY 2021 as our business was adversely affected by the COVID-19 pandemic, and increased to 50.1 in FY 2022 because our rental units are more geographically dispersed due to the change of our rental unit portfolio since July 2020.

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

The table below sets forth our key operating data as of September 30, 2020, 2021 and 2022:

	As of September 30,
	2020	2021	2022
Number of rental units contracted	82,185	62,757	38,253
Number of rental units under renovation	921	—	—
Number of available rental units	81,264	62,757	38,253
Number of occupied rental units	68,755	57,255	33,201
Number of vacant available rental units	12,509	5,502	5,052
Number of rental units managed but not contracted by us(1)	25,133	—	—

(1)
refers to the number of rental units that (i) we provide our rental management service for and (ii) are leased-in from landlords by third parties

The table below sets forth the numbers of available rental units as of September 30, 2020, 2021 and 2022:

	As of September 30,
	2020	2021	2022
East China(1)	23,772	17,080	8,614
North China(2)	27,853	21,916	18,550
Southwest China(3)	21,514	19,676	10,267
Others(4)	8,125	4,085	822

(1)
includes Fuzhou, Hefei, Nanjing and Qingdao
(2)
includes Beijing, Tianjin and Xi’an
(3)
includes Chengdu and Kunming
(4)
includes Nanchang and Nanning

The table below sets forth our key operating data for FY 2020, FY 2021 and FY 2022:

	FY 2020	FY 2021	FY 2022
Period-average occupancy rate (%)	83.8	89.9	89.7
Average monthly rental (RMB)
before discount for rental prepayment	1,185	1,080	1,055
after discount for rental prepayment	1,169	1,075	1,055
Rental spread margin (%)
before discount for rental prepayment	20.9	22.6	18.0
after discount for rental prepayment	19.8	22.2	18.0

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

Our rental units contracted refer to rental units in apartments that we have leased in from landlords. Our number of rental units contracted decreased by 23.6% from September 30, 2020 to September 30, 2021, as we no longer managed some rental units from April 2020 to optimize our portfolio. Our number of rental units contracted decreased by 39.0% from September 30, 2021 to September 30, 2022, as we continue to optimize our rental asset portfolio. Our number of available rental units refers to the number of our leased in rental units that have been renovated and ventilated and are ready for rent.

Our occupied rental units refer to available rental units that have been leased out to tenants. Our number of occupied rental units was lower than our number of rental units contracted because of (i) the impact of the COVID-19 pandemic and (ii) some of our available rental units’ vacancy, as it takes time to ramp up our occupancy rate to our target levels as we expanded to new geographic regions. Our number of occupied rental units decreased by 16.7% from September 30, 2020 to September 30, 2021, which is in line with the decrease in the total rental units contracted. Our number of occupied rental units decreased by 42.0% from September 30, 2021 to September 30, 2022, which is in line with the decrease in the total rental units contracted.

Period-average occupancy rate, Average Monthly Rental, and Rental Spread Margin

Our period-average occupancy rate is calculated by dividing the aggregate number of our leased-out rental unit nights by the aggregate number of available rental unit nights during a relevant period. Our period-average occupancy rate increased from 83.8% in FY 2020 to 89.9% in FY 2021 because of gradual recovery from the COVID-19 pandemic in China; and remained almost the same at 89.7% in FY 2022.

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

Our average monthly rental before discount for rental prepayment decreased from RMB1,185 in FY 2020 to RMB1,080 in FY 2021, and our average monthly rental after discount for rental prepayment decreased from RMB1,169 in FY 2020 to RMB1,075 in FY 2021, due to the impact of the COVID-19 pandemic. Our average monthly rental before discount for rental prepayment decreased from RMB1,080 in FY 2021 to RMB1,055 in FY 2022, and our average monthly rental after discount for rental prepayment decreased from RMB1,075 in FY 2021 to RMB1,055 (US$148.3) in FY 2022, as we are still impacted by the COVID-19 pandemic.

Our rental spread margin before discount for rental prepayment increased from 20.9% in FY 2020 to 22.6% in FY 2021, and our rental spread margin after discount for rental prepayment increased from 19.8% in FY 2020 to 22.2% in FY 2021, as we took measures to optimize our rental facilities and assets. Our rental spread margin before discount for rental prepayment decreased from 22.6% in FY 2021 to 18% in FY 2022, and our rental spread margin after discount for rental prepayment decreased from 22.2% in FY 2021 to 18.0% in FY 2022. Our rental spread margin declined in FY 2022, primarily because we reduced our average monthly rental in an effort to maintain our period-average occupancy rate, due to the impact of the COVID-19 pandemic.

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

	FY 2020		FY 2021		FY 2022
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands except for percentages)
Net revenues:
Rental service	1,105,172	91.5	939,169	90.6	565,759	79,533	86.7
Value-added services and others	102,791	8.5	97,037	9.4	86,574	12,170	13.3
Total net revenues	1,207,963	100.0	1,036,206	100.0	652,333	91,703	100.0

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

	FY 2020		FY 2021		FY 2022
	RMB	% of revenue from value- added services and others	RMB	% of revenue from value- added services and others	RMB	US$	% of revenue from value- added services and others
	(in thousands, except for percentages)
Broadband internet	34,100	33.2	3,275	3.4	27,680	3,891	32.0
Utility service	13,257	12.9	1,220	1.3	25,370	3,566	29.3
Indemnity	32,782	31.9	53,134	54.8	31,875	4,481	36.8
Others	22,652	22.0	39,408	40.5	1,649	232	1.9
Total	102,791	100.0	97,037	100.0	86,574	12,170	100.0

Operating Costs and Expenses

Our operating costs and expenses primarily consist of costs and expenses related to operating our network of apartments and rental units. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the period indicated.

	FY 2020		FY 2021		FY 2022
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Operating costs and expenses:
Operating cost	1,203,415	99.6	949,654	91.6	711,003	99,952	109
Selling and marketing expenses	63,512	5.2	13,115	1.3	13	2	—
General and administrative expenses	102,769	8.5	217,108	21.0	62,161	8,738	10
Research and development expenses	24,934	2.1	7,768	0.7	2,795	393	—
Pre-operation expenses	14,245	1.2	—	—	—	—	—
Impairment loss on long-lived assets	846,766	70.1	199,575	19.3	100,156	14,080	15
Loss from disposal of property and equipment and intangible assets	468,980	38.8	30,173	2.9	11,972	1,683	1.8
Other (income) expense, net	(15,881)	(1.3)	18,476	1.8	8,104	1,140	1.2
Total operating costs and expenses	2,708,740	224.2	1,435,869	138.6	896,204	125,988	137

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

	'FY 2020		FY 2021		FY 2022
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands except for percentages)
Rental cost	813,773	67.4	642,354	62.0	539,487	75,840	82.7
Depreciation expenses	256,056	21.2	75,332	7.3	26,543	3,731	4.1
Personnel cost	77,392	6.4	224,125	21.6	144,926	20,373	22.2
Cleaning cost	7,657	0.6	5,573	0.5	—	—	—
Utility cost	14,446	1.2	265	—	—	—	—
Broadband internet cost	31,920	2.6	1,358	0.1	—	—	—
Others	2,171	0.2	647	0.1	47	8	—
Total	1,203,415	99.6	949,654	91.6	711,003	99,952	109.0

Selling and Marketing Expenses

Selling and marketing expenses primarily include online and offline marketing expenses, promotion expenses, staff costs of sales personnel and other related incidental expenses that are incurred indirectly to attract or retain tenants for us.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel costs, consulting expenses, headquarter office rental expenses, general office expenses and other costs associated with running our day to day activities.

Research and Development Expenses

Research and development expenses include payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and big data analysis to support our business operations.

Pre-operation Expenses

Pre-operation expenses mainly include rental and sourcing costs incurred before an apartment is ready for lease.

Impairment Loss on long-lived Assets

We evaluate our long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the assets exceeds its expected undiscounted cash flows, we will recognize an impairment loss equal to the difference between the carrying amount and the fair value of these assets. We determined the fair value of the property and equipment based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including the projected rental units’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. In July 2020, we acquired certain assets from a rental service company, Great Alliance Co-living Limited, and its affiliates, including apartment rental agreements and leasehold improvements attached to approximately 72,000 rental units in various cities across China, and its trademarks. We reviewed the fair value of the apartment rental agreements and trademarks based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including the projected rental units’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. For the year ended September 30, 2022, we recognized impairment of RMB 70.6 million and RMB 29.6 million against trademark and apartment rental contracts.

Loss from disposal of property and equipment and intangible assets

Our loss from disposal of property and equipment and intangible assets in FY 2021 and FY 2022 mainly includes our loss of renovations due to the termination of our leases with landlords of certain rental units for the impact of the COVID-19 pandemic on our business. In addition, in FY 2021, we sold buildings under construction in Suzhou through judicial sales.

Interest Expense, Net

Interest expense primarily consists of interest on rental installment loans we pay for our tenants, interest on our bank borrowings, and interest on capital lease and other financing arrangement. The following table sets forth a breakdown of our interest expense, net for the periods indicated.

	FY 2020		FY 2021		FY 2022
	(in thousands except for percentages)
	RMB	% of interest expense, net	RMB	% of interest expense, net	RMB	US$	% of interest expense, net
Interest on bank borrowings	(56,533)	43.4	(47,656)	37.4	(25,529)	(3,589)	38.2
Interest expense on convertible notes	(5,899)	4.5	(49,512)	38.9	(33,905)	(4,766)	50.7
Interest on capital lease and other financing arrangement	(31,094)	23.9	(22,483)	17.7	—	—	—
Interest on rental installment loans	(37,004)	28.4	(7,687)	6.0	(7,239)	(1,018)	10.8
Interest income (expenses)	324	(0.2)	38	—	(219)	(30)	0.3
Total	(130,206)	100.0	(127,300)	100.0	(66,892)	(9,403)	100

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

	FY 2020		FY 2021		FY 2022
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
Net revenues:
Rental service revenue	1,105,172	91.5	939,169	90.6	565,759	79,533	86.7
Value-added services and others	102,791	8.5	97,037	9.4	86,574	12,170	13.3
Total net revenues	1,207,963	100.0	1,036,206	100.0	652,333	91,703	100.0
Operating costs and expenses:
Operating cost	(1,203,415)	(99.6)	(949,654)	(91.6)	(711,003)	(99,952)	(109.0)
Selling and marketing expenses	(63,512)	(5.3)	(13,115)	(1.3)	(13)	(2)	—
General and administrative expenses	(102,769)	(8.5)	(217,108)	(21.0)	(62,161)	(8,738)	(9.5)
Research and development expenses	(24,934)	(2.1)	(7,768)	(0.7)	(2,795)	(393)	(0.4)
Pre-operation expenses	(14,245)	(1.2)	—	—	—	—	—
Impairment loss on long-lived assets	(846,766)	(70.1)	(199,575)	(19.3)	(100,156)	(14,080)	(15.4)
Loss from disposal of property and equipment and intangible assets	(468,980)	(38.8)	(30,173)	(2.9)	(11,972)	(1,683)	(1.8)
Other income (expenses), net	15,881	1.3	(18,476)	(1.8)	(8,104)	(1,140)	(1.3)
Total operating costs and expenses	(2,708,740)	(224.2)	(1,435,869)	(138.6)	(896,204)	(125,988)	(137.4)
Loss from operation	(1,500,777)	(124.2)	(399,663)	(38.6)	(243,871)	(34,285)	(37.4)
Interest expense, net	(130,206)	(10.8)	(127,300)	(12.3)	(66,892)	(9,403)	(10.3)
Inducement expenses	—	—	—	—	(423,686)	(59,561)	(65.0)
Gains from deconsolidation of VIE’s subsidiaries	—	—	—	—	1,554,450	218,521	238.3
Debt extinguishment loss	—	—	(41,961)	(4.0)	—	—	—
Foreign exchange loss, net	(62)	—	(247)	—	—	—	—
Fair value change of contingent earn-out liabilities	97,417	8.0	—	—	—	—	—
(Loss) income before income taxes	(1,533,628)	(127.0)	(569,171)	(54.9)	820,001	115,272	125.6
Income tax expense	(13)	—	(31)	—	(21)	(3)	—
Net (loss) income	(1,533,641)	(127.0)	(569,202)	(54.9)	819,980	115,269	125.6

FY 2022 Compared to FY 2021

Net Revenues

Our net revenues decreased by 37.0% from RMB1,036.2 million in FY 2021 to RMB652.3 million (US$91.7 million) in FY 2022. Our rental service revenues decreased by 39.8% from RMB939.2 million in FY 2021 to RMB565.8 million (US$79.5 million) in FY 2022, primarily attributable to the reduced number of rental units due to COVID-19 pandemic, the termination of business co-operation with one rental service company and China Construction Bank, and cessation of certain proprietary businesses.

Our net revenues from value-added services and others decreased by 10.7% from RMB97.0 million in FY 2021 to RMB86.6 million (US$12.2 million) in FY 2022, primarily because we continue to optimize our asset portfolio due to the impact of COIVD-19 pandemic and reduced number of rental units in FY 2022.

Operating Costs and Expenses

Our total operating costs and expenses decreased by 37.6% from RMB1,435.9 million in FY 2021 to RMB896.2 million (US$126.0 million) in FY 2022.

•
Operating cost. Our operating cost decreased by 25.1% from RMB949.7 million in FY 2021 to RMB711.0 million (US$100.0 million) in FY 2022.
•
Rental cost. Our rental cost decreased by 16.0% from RMB642.4 million in FY 2021 to RMB539.5 million (US$75.8 million) in FY 2022. This was primarily because due to the decrease in rental units.

Our rental cost as a percentage of rental service revenue increased from 68.4% in FY 2021 to 95.4% in FY 2022, primarily attributable to the decrease in rental spread margin.

•
Depreciation expenses. Our depreciation expenses decreased by 64.8% from RMB75.3 million in FY 2021 to RMB26.5 million (US$3.7 million) in FY 2022, primarily because we have already provided significant impairment loss on long-lived assets.
•
Personnel costs. Our personnel costs decreased by 35.3% from RMB224.1 million in FY 2021 to RMB144.9 million (US$20.4 million) in FY 2022, primarily because we terminated self-operating rental units business and thus did not incur personnel cost in FY 2022.
•
Costs for value-added services and others. Our cleaning cost, utility cost, broadband internet cost and other cost decreased by 99.4% from RMB7.8 million in FY 2021 to RMB 0.05 million (US$0.01 million) in FY 2022. This decrease was primarily because we terminated self-operating rental units business and thus did not incur such costs in FY 2022.
•
Selling and marketing expenses. Our selling and marketing expenses decreased by 99.9% from RMB13.1 million in FY 2021 to RMB13 thousand (US$2 thousand) in FY 2022. The decrease was primarily because we terminated cooperation with one rental service company in FY 2021 and thus there were nil selling and marketing expenses in FY 2022.
•
General and administrative expenses. Our general and administrative expenses decreased by 71.3% from RMB217.1 million in FY 2021 to RMB62.2 million (US$8.7 million) in FY 2022. The decrease was primarily attributable to the decrease in bad debt expense of RMB 142.6 million. We provided sufficient bad debt expense in FY 2021 and thus less bad debt expense was provided in FY 2022.

Our general and administrative expenses as a percentage of total net revenues decreased from 21.0% in FY 2021 to 9.5% in FY 2022 primarily due to our cost-saving strategy in FY 2022.

•
Research and development expenses. Our research and development expenses decreased by 64.1% from RMB7.8 million in FY 2021 to RMB2.8 million (US$0.4 million) in FY 2022, primarily due to our cost-saving strategy in FY 2022.
•
Pre-operation expenses. Our pre-operation expenses were nil in both FY 2021 and FY 2022. This was primarily because there were few new rental units in both fiscal years due to COVID-19 pandemic.

Our pre-operation expenses as a percentage of total net revenues stayed nil in both FY 2021 and FY 2022 because there were few new rental units in both fiscal years due to COVID-19 pandemic.

•
Impairment loss on long-lived assets. Our impairment loss on long-lived assets decreased by 49.8% from RMB199.6 million in FY 2021 to RMB100.2 million (US$14.1 million) in FY 2022, primarily because we have provided significant impairment loss in the previous years.
•
Loss from disposal of property and equipment and intangible assets. Our loss from disposal of property and equipment and intangible assets decreased by 60.3% from RMB30.2 million in FY 2021 to RMB12.0 million (US$1.7 million) in FY2022. Our loss from disposal of property and equipment and intangible assets was primarily attributable to the disposal of property when we returned the rental units to the landlords.

Loss from Operations

As a result of the foregoing, our loss from operations decreased by 40.0% from RMB399.7 million in FY 2021 to RMB243.9 million (US$34.3 million) in FY 2022.

Interest Expense, Net

Our interest expense decreased by 47.4% from RMB127.3 million in FY 2021 and RMB66.9 million (US$9.4 million) in FY 2022, respectively. The decrease was primarily attributable to the decrease of balance of interest-bearing liabilities.

Our interest income, which primary related to the interest from our bank deposits, decreased from RMB77 thousand in FY 2021 to RMB2 thousand (US$281) in FY 2022.

Gains from deconsolidation of VIE’s subsidiaries

As of September 30, 2022, four of the subsidiaries of the VIE filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (“Court”), and the Court announced the effectiveness of the petition and the administrator of bankruptcy was assigned on board. As a result, the Company had no control over the allocation of remaining assets in liquidation of these subsidiaries and their subsidiaries (collectively “Deconsolidated VIE’s Subsidiaries”), accordingly the Company deconsolidated these Deconsolidated VIE’s Subsidiaries .

Upon the deconsolidation of Deconsolidated VIE’s Subsidiaries, we would continue its effort to provide rental and value-added services in China. The management believed the deconsolidation does not represent a strategic shift because it is not changing the way it is running its business. We have not shifted the nature of its operations or the major geographic market area. Prior to the deconsolidation, operating revenue generated through the subsidiaries of the VIE amounted to RMB1.6 million (US$0.2 million) for the period from October 1, 2021 through deconsolidation dates, accounting for 0.2% of consolidated revenues for the year ended September 30, 2022. Net loss amounted to RMB40.9 million (US$5.7 million) for the period from October 1, 2021 through deconsolidation dates, the abstract amount accounted for 5% of the consolidated net income of the Company for the year of 2022. On the deconsolidation date, the net deficit of Deconsolidated VIE’s Subsidiaries was RMB 2,231.1 million (US$313.6 million) and the Group wrote off investments of RMB 500 million (US$70.3 million) in Deconsolidated VIE’s Subsidiaries, and waived amounts of RMB 176.7 million (US$24.8 million) due from Deconsolidated VIE’s Subsidiaries. The Group recognized gains of RMB 1,554.5 million (US$218.5 million) from deconsolidation of Deconsolidated VIE’s Subsidiaries.

Loss/income before Income Taxes

As a result of the foregoing, we incurred loss before income taxes of RMB569.2 million in FY 2021 but generated net income before income taxes of RMB820.0 million (US$115.3 million) in FY 2022.

Income Tax Expense

Our income tax expense was RMB31.0 thousand in FY 2021 and RMB21 thousand (US$3 thousand) in FY 2022. We incurred income tax expense despite our loss before income tax because there was income in some of the subsidiaries.

Net (Loss) Income

As a result of the foregoing, we recorded a net loss of RMB569.2million in FY 2021 and a net income of RMB820.0 million (US$115.3 million) in FY 2022.

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
•
Rental cost. Our rental cost decreased by 21.1% from RMB813.8 million in FY 2020 to RMB642.4 million (US$99.7 million) in FY 2021. This was primarily because we terminated the cooperation with the rental service company owned by a state-owned bank and, therefore, we no longer managed those rental units that were not contracted by us.

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

B.
Liquidity and Capital Resources

To date, our principal sources of liquidity, which we have used to fund our growth, operations and capital expenditures for our apartments network, have been proceeds from tenants’ rental prepayment, including rental prepayment financed by rental installment loans from our financial institution partners, availability under our bank facilities, capital lease and other financing, proceeds from our initial public offering, equity financing from issuance of preferred shares, and proceeds from our issuance of convertible notes.

As of September 30, 2022, we had cash and cash equivalents of RMB2.8 million (US$0.4 million), and restricted cash of RMB106 thousand (US$15 thousand). Our cash and cash equivalent represented cash on hand and demand deposits, which are unrestricted as to withdrawal and use that which have original maturities of three months or less when purchased, and our restricted cash represented our frozen bank accounts for liquidation of the VIE’s subsidiaries and are not available to fund our general liquidity needs.

We recorded rental installment loan proceeds, which represent our tenants’ prepaid rents, as rental installment loans in our consolidated balance sheet. As of September 30, 2022, we had RMB15.8 million (US$2.2 million) in outstanding rental installment loans, with fixed annual interest rates of 11% and 15%. Since May 2020, the financial institutions have suspended providing new rental installment loans to tenants.

In August 2018, we started to cooperate with a rental service company owned by a bank to source and renovate apartments in Shanghai and Hangzhou. Under this model for certain newly sourced apartments, we continue to be responsible for the entire operating process, including identifying potential apartments for rent, rental pricing and procuring and paying for apartment renovation. Once we have finished the renovation, the rental service company reimburses us for our costs incurred for the renovation. We make payments to the rental service company in installments equal to the reimbursed renovation costs plus interest (with a fixed annual interest rate ranging from 6.84% to 8.04%) and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to us. We account for the arrangement with the rental service company as a capital lease. Under this arrangement, we also sell leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously lease them back. We account for such transaction as a financing arrangement. The proceeds received from the rental service company are reported as other financing arrangement payable. Due to the rising vacancy rate of our rental units caused by the COVID-19 pandemic, we decreased the number of apartment contracted by terminating some of the leases with landlords under this model. In April 2020, we started to modify this cooperation for apartments in certain cities. For some apartments under this model, we no longer lease-in apartments from the rental service company or enter into new lease-out agreements with tenants. Instead, we transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out agreements with new tenants directly. We are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, we are responsible for hiring and supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, we are required to pay the rental service company this difference. As of September 30, 2022, we had no outstanding balances of capital lease payable or other financing arrangement payable.

As of September 30, 2022, we had RMB103.6 million (US$14.6 million) in our outstanding bank borrowings. As of September 30, 2022, we were in compliance with all material terms and covenants of our credit agreements.

We also raised capital from issuing preferred shares, convertible notes and warrants. In July 2020, we issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par and warrants to purchase 20,974 ADSs to Key Space (S) Pte Ltd and Veneto Holdings Ltd., and subsequently, from September 2020 to March 2022, we issued additional series 1 and series 2 convertible notes in the aggregate principal amount of US$21.6 million at par and warrants to purchase 78,237 ADSs to Key Space (S) Pte Ltd, pursuant to the convertible notes and warrant purchase agreements. As of May 13, 2022, the date on which the Company settled the convertible noted, we closed 22 issuances of Notes of $51.6 million (approximately RMB 344.6 million). The maturity dates of these Notes shall be the fourth anniversary of issuance dates. See “—Convertible Notes and Warrants.”

Our business requires substantial capital expenditure, and we need to make significant upfront investment for sourcing and renovation of rental apartments, including to add an additional bedroom under our N+1 model, and decorate and furnish them. We have relied on proceeds from our tenants’ rental prepayment to finance a significant portion of our capital expenditure. When a tenant terminates the lease before the end of the period covered by his or her rental prepayment, we are required to refund the unused prepaid rentals to the tenant, or repay the rental installment loans representing the unused prepaid rentals to our financial institution partners where the tenant used the proceeds from the rental installment loans granted by such financial institution partners to finance the rental prepayment. In FY 2022, 43.8% of our terminated leases with tenants were terminated before the expiration of the contracted lease term (if a tenant terminates the lease before the end of the contracted lease term, his or her security deposit, usually representing one or two months’ rental will be forfeited).

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

As of September 30, 2020, 2021 and 2022, we recorded negative working capital, and our current liabilities exceeded our current assets by RMB1,758.7 million, RMB2,171.0 million and RMB597.2 million (US$84.0 million), respectively. Furthermore, in January 2020, we entered into agreements with a rental service company to acquire-lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing for a consideration of RMB580.0 million, consisting of cash and our Class A ordinary shares, which is payable by the end of 2020 and subject to adjustments based on the quality of the assets according to the agreements. However, given the closing conditions were not fulfilled by September 30, 2020, this acquisition has been terminated in substance. We did not pay any consideration, and the deposit of RMB200.0 million we paid in January 2020 was fully returned to us. We have agreed to pay back the RMB8.0 million that this rental service company paid us before the termination of this acquisition. In addition, in July 2020, to replenish and expand our rental units portfolio, one of our subsidiaries entered into agreements with a rental service company and its affiliates to acquire-lease contracts with landlords and tenants and related fixtures, equipment and other assets for approximately 72,000 rental units in various cities across China at a total consideration of US$130 million, less certain liabilities to be assumed by us. We paid US$5.8 million to the transferor to settle the first installment of the consideration. In May 2021, the remaining consideration for the acquisition consisted of US$23.2 million in cash and RMB289.7 million worth of our Class A ordinary shares and we entered into supplemental agreements with the rental service company and its affiliates, pursuant to which we settled the remaining consideration by delivering 186,375,850 Class A ordinary shares to them. They are entitled to sell these Class A ordinary shares in the open market, subject to certain lock-up arrangements. Among the 186,375,850 Class A ordinary shares delivered, we are obliged to (i) make up the shortfall if the proceeds they receive from the sale of 57,786,458 Class A ordinary shares are lower than US$0.4014 per share and (ii) repurchase 20,860,749 Class A ordinary shares at US$0.4015 per share in installments if they do not trade these shares in the open market, subject to the terms and conditions set forth in the agreements with them. We will also issue in installments, to a third-party contractor that manages the rental units as previously announced, up to 99.6 million Class A ordinary shares, subject to certain performance indicators and other terms and conditions set forth in the agreement. These factors raise substantial doubt about our ability to continue as a going concern. The report of our independent registered public accounting firm on our consolidated financial statements included elsewhere in this annual report includes an explanatory paragraph questioning our ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These factors are mitigated by the following plans and actions: (i) on October 26, 2022, the Company’s Form F-3 to offer up to a total amount of US$300 million was declared effective. The Company plans to raise funds under the Form F-3 to support the Company’s operations; (ii) In January 2023, a shareholder of the Company, has agreed to consider providing necessary financial support in the form of debt and/or equity, to the Company to enable the Company to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this annual report. Based on our historical experience, renovation and supply chain funding requests will be approved in the normal course of business, provided that we submit the required supporting documentation and the amount is within the credit limit granted.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of our apartment network, efficiency in apartment operation, including apartment renovation and pricing, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—Our business requires significant capital expenditure for sourcing, renovation and maintenance of rental apartments. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects.”

The following table sets forth a summary of our cash flows for the years indicated:

	FY 2020	FY 2021	FY 2022
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	54,841	(109,661)	(43,656)	(6,137)
Net cash used in investing activities	(138,670)	(6,486)	(11,468)	(1,612)
Net cash provided by (used in) financing activities	(134,924)	101,601	33,376	4,692
Effect of foreign exchange rate changes	(295)	2,032	5,374	756
Net decrease in cash, cash equivalents and restricted cash	(219,048)	(12,514)	(16,374)	(2,301)
Cash, cash equivalents and restricted cash at the beginning of the year	250,814	31,766	19,252	2,706
Cash, cash equivalents and restricted cash at the end of the year	31,766	19,252	2,878	405

Operating Activities

Net cash used in operating activities was RMB39.6 million (US$5.6 million) in FY 2022, which was primarily attributable to a net income of RMB820.0 million (US$115.3 million) adjusted by non-cash items of RMB980.2 million (US$137.8 million) and a net working capital inflow of RMB116.6 million (US$16.4 million). The non-cash items of RMB980.2 million (US$137.8 million) were primarily attributable to RMB1,554.5 million (US$218.5 million) of gains from deconsolidation of VIE’s subsidiaries, RMB423.7 million (US$59.6 million) of inducement expenses and impairment loss of RMB 100.2 million (US$14.1 million). The net working capital inflow of RMB116.6 million (US$16.4 million) was primarily attributable to RMB90.7 million (US$12.8 million) increase of accounts payable and RMB59.2 million (US$8.3 million) decrease of other current assets, offset by RMB40.7 million (US$5.7 million) decrease of deferred revenue, RMB25.9 million (US$3.6 million) decrease of deposits from tenants and RMB 42.7 million (US$6.0 million) decrease of accrued expenses and other current liabilities.

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

Investing Activities

Net cash used in investing activities was RMB11.5 million (US$1.6 million) in FY 2022, primarily due to our RMB9.8 million (US$1.4 million) investment in acquiring non-controlling interest and RMB1.7 million (US$0.2 million) disposal of cash in deconsolidated subsidiaries, VIE and VIE’s subsidiaries.

Net cash used in investing activities was RMB6.5 million (US$1.0 million) in FY 2021, primarily due to our payment of RMB6.5 million (US$1.0 million) for asset acquisition in July 2020.

Net cash used in investing activities was RMB138.7 million in FY 2020, due to our purchases of property and equipment of RMB99.2 million and partial payment for asset acquisition of RMB39.5 million.

Financing Activities

Net cash provided by financing activities was RMB29.3 million (US$4.1 million) in FY 2022. This primarily consisted of the proceeds of RMB20.0 million (US$2.8 million) from issuance of convertible notes, (ii) the proceeds of RMB6.5 million (US$0.9 million) from short-term bank borrowings, and (iii) the proceeds of RMB4.7 million (US$0.7 million) from borrowings from related parties, offset by (i) the repayment of RM2.0 million (US$0.3 million) from rental installment loans.

Net cash provided by financing activities was RMB101.6 million (US$15.8 million) in FY 2021. This primarily consisted of (i) the proceeds of RMB113.2 million (US$17.6 million) from issuance of convertible notes, (ii) the proceeds of RMB75.3 million (US$11.7 million) from long-term bank borrowings, and (iii) the proceeds of RMB39.7 million (US$6.2 million) from short-term bank borrowings, partially offset by (i) the repayment of RMB85.0 million (US$13.2 million) from rental installment loans, and (ii) the repayment of RMB4.5 million (US$0.7 million) of short-term bank borrowings and RMB37.1 million (US$5.8 million) of long-term borrowings.

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

Capital Expenditures

Our capital expenditures were primarily in connection with renovation of our leased-in apartments and procurement of technology, information and operational software and hardware. Our capital expenditures totaled RMB138.7 million, RMB6.5 million and nil in FY 2020, FY 2021 and FY 2022, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

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

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or other consolidated entities or any newly formed subsidiaries or other consolidated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries and other consolidated entities are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries and other consolidated entities in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of September 30, 2020, 2021 and 2022, we did not incur statutory reserves of our PRC subsidiaries and other consolidated entities as we incurred net loss in FY 2020, FY 2021 and FY 2022 These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries and other consolidated entities are restricted in their ability to transfer their net assets to us in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB930.5 million, RMB1,754.6 million and RMB10.0 million (US$1.4 million) as of September 30, 2020, 2021 and 2022, respectively.

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

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for FY 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) convertible loans; (iii) lease accounting with landlords; and (iv) income taxes. See Note 2—Summary of Principal Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were 3% and 11% for FY 2020. As of September 30, 2021, these property and equipment no longer generated cash flow for us, we recognize full allowance against the property and equipment.

As a result of reduced expectations of future cash flows from certain leased apartments, we determined that the property and equipment was not fully recoverable and consequently recorded impairment charges of RMB 313.4 million, RMB 199.6 million and RMB nil for the years ended September 30, 2020, 2021 and 2022, respectively.

Intangible assets

During FY 2020, we acquired from Great Alliance Co-living Limited and its affiliates certain assets, including approximately 72,000 apartment rental contracts and leasehold improvements attached to the apartments, and trademarks of Great Alliance Co-living Limited and its affiliates, which are also subject to impairment test.

The apartment rental agreements with both landlords and tenants were valued using the multi-period excess earnings method, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were positive 3% and 11%, respectively, for FY 2021. The revenue growth rate for apartment rental agreements was 0%, as a result of increase of unit rental fee by 0%, and the discount rate was 11% for the year ended September 30, 2022, which underperformed the profit projection target. Because the fair value was higher than the carrying amount of the apartment rental agreements, the Group did not recognize impairment against these intangible assets for the year ended September 30, 2021.

The trademarks were valued using the relief from royalty method, which incorporated certain assumptions including projected revenues contributed by trademarks, royalty savings and projected trends of operating results. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were negative 8% and 11%, respectively, for FY 2021. Because the fair value was higher than the carrying amount of the trademarks, the Group did not recognize impairment against these intangible assets for the year ended September 30, 2021.

The revenue growth rate for apartment rental agreements was 0%, as a result of increase of unit rental fee by 0%, and the discount rate was 11% for FY2022, which underperformed the profit projection target. In FY 2022, based on result of the impairment test, we recorded impairment of RMB29.6 million on apartment rental contracts. In addition, with our change of name into FLJ in September 2022, the Company would no longer operate rental business under the trademark of “Beautiful House” and provided impairment of RMB 70.6 million on trademarks for the year ended September 30, 2022.

Convertible notes and warrants

For the period from July 2020 through March 2022, we closed 23 issuances of convertible notes (“Notes”) of US$51.6 million (approximately RMB344.6 million). The maturity dates of these Notes shall be the fourth anniversary of issuance dates. We also issued to the holder of the Notes, warrants to purchase ADSs equal to 4% of the principal balance on the date of issuance and 4%, 6%, 7% and 8% of the principal amount of the Notes outstanding as of such anniversary dates. Each of the warrants expire five years after its respective issue date and has an exercise price equivalent to 110% of the volume weighted average price (“VWAP”) of the ADSs over the 60 trading days preceding the date of issuance of each warrant, subject to certain adjustments upon the occurrence of certain dilutive events.

The convertible notes did not contain beneficial conversion feature. We assessed that the embedded features, including conversion features, redemption features and acceleration features were not bifurcated from the debt hosts as they were clearly and closely related to the debt hosts. We classified the convertible notes as debt measured at amortized cost. We classified the warrants as an equity as they were cashless settled and were indexed to our own stocks and classified in the shareholders’ equity in the consolidated balance sheets.

The proceeds from issuance of the Notes were allocated to the relative fair values of the Notes and warrants. We estimated total fair value of Notes were RMB286.1 million (US$40.2 million) using discount cash flow model, which took into consideration the term yields ranging between 18.12% and 25.58%. We estimated total fair value of the warrants issued at RMB6.1 million (US$0.9 million) using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As of September 30, 2021 and March 31, 2022 (which was the date we closed the 23rd Note), we allocated proceeds of RMB7.2 million and RMB8.6 million (US$1.2 million), respectively, to the warrants which was recorded as an additional paid-in capital.

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

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such determination, our management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. As of September 30, 2021 and 2022, we had valuation allowance against deferred tax assets of RMB601.9 million and RMB 523.1 million (US$73.3 million), respectively.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. we recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. As of September 30, 2020, 2021 and 2022, we did not have any significant unrecognized uncertain tax positions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chengcai Qu	41	Chairman of the board of directors, chief executive officer, chief operating officer and vice president
Gang Xie	50	Director, chief technology officer
Jiamin Chen	42	Director and vice president
Zongquan Yang	39	Director
Chen Chen	42	Independent director
Lin Zhou	63	Independent director
Zhichen (Frank) Sun	40	Chief Financial Officer

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

Mr. Jiamin Chen has been our director and vice president since February 2022, our general manager of the investment and financing department since he joined our Company in July 2019. Prior to joining our company, he was a manger of the personal credit department at Shanghai Branch of China Construction Bank from April 2006 to June 2019. Mr. Chen received his bachelor’s degree in computer science and technology from Shanghai University of Engineering and Technology in 2006.

Mr. Zongquan Yang has been our director and vice president since February 2022, our head of product management department and senior manager of IT center since May 2017. Prior to joining our company, he was a project manager of E-Commerce Business and manager of research and development department at Yonyou Software Co., Ltd. from September 2009 to October2017 . Prior to that, Mr. Yang was a development engineer and project manager of Shanghai Hengju Network Technology Co. from September 2005 to October2009 and a development engineer at Shanghai Youfu Computer Network Co., Ltd. in 2005. Mr. Yang received his bachelor’s degree in computer science and technology from Nankai University in 2012.

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

Board Diversity Disclosure

The following information was provided by our directors on a voluntary basis.

Board Diversity Matrix (As of date of this annual report)

Country of Principal Executive Offices				Shanghai, China
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				6
	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.
Compensation

For FY 2022, we paid an aggregate of approximately RMB1.19 million (US$0.16 million) in cash to our directors and executive officers. Except as disclosed in this annual report, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Further, in November 2022, our board of directors approved our 2022 share incentive plan, or the 2022 Plan, to provide incentives to employees, officers, directors and consultants and promote the success of our business.

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

Stock Options B

In July 2017, we granted 43.14 million share options to our management and employees (“Stock Options B”), 19.29 million of which had been forfeited as of the date of this annual report. The remaining Stock Options B are exercisable into 23.85 million Class A ordinary shares. The exercise price of Stock Options B is RMB2.0 per ordinary share. Stock Options B vested immediately upon the grant-date. All grantees of Stock Options B are restricted from transferring their converted ordinary shares after certain periods subsequent to the date of our initial public offering. If the grantee of Stock Options B resigned from our company before the restricted period lapses, we have the right to repurchase the Stock Options B or ordinary shares at RMB2.0 per Stock Option B or ordinary share.

The following table summarizes, as of the date of this annual report, the outstanding Stock Options A and Stock Options B granted to our directors, officers and other grantees.

Name	Ordinary Shares Underlying Award Granted	Exercise Price (per share)	Date of Grant	Date of Expiration
Chengcai Qu	*	RMB2.0	July 31, 2017	December 31, 2025
Gang Xie	*	RMB2.0	August 31, 2014	August 30, 2024
Zhichen (Frank) Sun	*	RMB2.0	July 31, 2017	December 31, 2025
Zongquan Yang	*	RMB2.0	August 31, 2014 and July 31, 2017	May 31, 2014 and December 31, 2024
Other	24,100,000	RMB2.0	from August 31, 2014 to July 31, 2017	from August 30, 2024 to December 31, 2025
Total	34,100,000

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

In June 2022, FLJ Group Limited (the “Group”) issued 72 million stock options to Mr. Qu, the Chief Executive Officer of the Group. All of the stock options were vested immediately upon grant. The Group recorded stock options at the grant date fair value per ADS of US$1.4537 by reference to the share price in the open market on grant date. In June 2022, the Group issued 50.36 million stock options to Mr. Sun, the Chief Financial Officer of the Group, of which 43.18 million stock options vested immediately upon grant, 3.59 million stock options vested on August 3, 2022, and the remaining 3.59 million stock options vested on August 3, 2023. The Group recorded stock options at the grant date fair value per ADS of US$1.4537 by reference to the share price in the open market on grant date.

As of the date of this annual report, we have issued 25,000,000 RSUs and 122,360,108 options under the 2019 Plan, of which 25,000,000 RSUs and 115,180,054 options have been exercised..

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

2022 Share Incentive Plan

In November 2022, our board of directors has approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 2,500,000,000 Class B ordinary shares of the Company (the “Shares”). The board of directors has also approved the issuance of the Shares to Golden Stream Ltd., the current ESOP Platform of the Company, which is holding these Shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by Golden Stream Ltd. are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of this annual report, no share-based awards have been granted under the 2022 Plan.

The principal terms of the 2022 Plan are substantially the same as those of the 2019 Plan.

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

Compensation Committee. Our compensation committee consists of Chengcai Qu, Jiamin Chen and Gang Xie. Chengcai Qu is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Chengcai Qu, Gang Xie and Chen Chen. Chengcai Qu is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.
Employees

As of September 30, 2020, 2021 and 2022, we had 248, 40 and 28 employees, respectively. Substantially all of our employees are based in China. The table below shows the number of our employees by function as of September 30, 2022.

Function	Number of Employees
Apartment leasing, tenant relations and property maintenance*	3
Research and development	6
Other	19
Total	28

* In addition to our own employees, we had 763 apartment managers from our outside contractors as of September 30, 2022.

The number of employees decreased from 248 as of September 30, 2020 to 40 as of September 30, 2021 mainly because (i) the number of rental units contracted decreased and (ii) after we terminated the cooperation with the rental service company owned by a state-owned bank in apartment sourcing and renovation, substantially all of our rental units are managed by third-party contractors.

The number of employees decreased from 40 as of September 30, 2021 to 28 as of September 30, 2020 mainly due to our cost-saving efforts.

We have a well-trained and motivated workforce, and an effective training program to develop our operations and management staff to manage its rapidly expanding apartment network. Our regional management teams offers structured training programs for sales, sourcing, and corporate staff. Our apartment sourcing and sales staff are required to attend a three day new hire training program offered by us covering topics such as our corporate culture, sales and marketing, office software skills, sourcing skills, tenant service, and apartment operation standards. Our managers also attend team management, financial, and human resource management courses. In FY 2022, our operations and management staff on average received approximately 60 and 30 hours of training, respectively..

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

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 28,378,920,464 ordinary shares outstanding as of the date of this annual report, consisting of 25,878,920,464 Class A ordinary shares and 2,500,000,000 Class B ordinary shares.

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

On May 25, 2022, the holders (the “CB Holders”) of the Company’s convertible note dated July 29, 2020 (the “2020 CB”) converted all of the outstanding principal amount and accrued but unpaid interest of the 2020 CB, resulting in our issuance of 15,414,467,400 Class A ordinary shares . In addition, on May 25, 2022, the Company issued 8,617,124,250 Class A ordinary shares to the lender (the “Lender”) of an outstanding loan (“Converted Loan”) to set off the repayment obligation by the Company of outstanding principal amount and accrued but unpaid interest of the Converted Loan. As of the date hereof, the CB Holders and the Lender no longer hold these conversion shares.

On June 24, 2022, Yijia Inc. transferred approximately 75.2 million and 105.2 million Class B ordinary shares, representing all the shares of the Company it held as of such date to Golden Stream Limited and High Gate Investments Ltd., respectively. Upon transfer to Golden Stream Limited and High Gate Investments Ltd., the Class B ordinary shares previously held by Yijia Inc. were automatically converted to Class A ordinary shares pursuant to the Company’s third amended and restated memorandum and articles of association.

	Class A ordinary shares		Class B Ordinary Shares		Total ordinary shares on an as- converted basis		Aggregate voting power***
	Number%	%	Number	%	Number	%	%
Directors and Executive Officers**:
Chengcai Qu (1)	*	*	—	—	*	*	*
Gang Xie	—	—	—	—	—	—	—
Jiamin Chen (1)	—	—	—	—	—	—	—
Zongquan Yang	—	—	—	—	—	—	—
Chen Chen	—	—	—	—	—	—	—
Lin Zhou	—	—	—	—	—	—	—
Zhichen (Frank) Sun (1)	*	*	—	—	*	*	*
All Directors and Executive Officers as a Group (2)	132,660,108	0.51%	2,500,000,000	100.0%	2,632,660,108	9.28%	49.40%
Principal Shareholders:
Golden Stream Ltd.(1)	*	*	2,500,000,000	100.0%	2,500,000,000	8.80%	49.10%

* Less than 1% of our total outstanding shares.

** Except as indicated otherwise below, the business address of our directors and executive officers is 2F, Building 5, No.18, Gongping Road, Hongkou District, Shanghai, 200082, People’s Republic of China.

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

(1)
The shares beneficicially owned by Golden Stream Ltd. represents 2,500,000,000 Class B ordinary shares directly held by Golden Stream Ltd., the current ESOP Platform of the Company. Golden Stream Ltd. holds the Shares underlying the share-based awards pursuant to the Company’s 2022 Equity Incentive Plan (the

“2022 Plan”) and will act upon the instructions of a senior management committee of the Company consisting of Chengcai Qu, Zhichen (Frank) Sun and Jiamin Chen determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards the Company may grant under the 2022 Plan, the disposition of these Class B ordinary shares.
(2)
Includes 2,500,000,000 Class B ordinary shares held by Golden Stream Ltd. (see footnote (1) above).

To our knowledge, 638,607,300 Class A ordinary shares, representing approximately 2.3% of our total outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, our depositary. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Contractual Arrangements with the VIE and Its Shareholders

PRC laws and regulations restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we conducted certain business through Q&K E-commerce, the VIE, based on a series of contractual arrangements before the Equity Transfer. On October 26, 2021, we transferred all of our equity interest in the WFOE to Wangxiancai Limited. As of the date of this annual report, we do not conduct any business operation through a variable interest entity. On December 17, 2021, we transferred all of our equity interest in Q&K HK to Wangxiancai Limited. See “—Transaction with Wangxiancai Limited” for more details.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Options and RSUs.”

Convertible Notes and Warrants

We have issued convertible notes and warrants to Key Space (S) Pte Ltd., an entity controlled by certain shareholder of us. In FY 2021 and FY 2022, we issued convertible notes in exchange for cash of US$17.6 million and US$2.8 million, respectively, to Key Space (S) Pte Ltd. As of the date of this annual report, we have issued 22 installments of convertible notes and raised proceeds of US$44.4 million in aggregate from Key Space (S) Pte Ltd. In FY 2021 and FY 2022, we accrued interest expenses of RMB49.5 million and RMB32.7 million (US$4.6 million) on the convertible notes, respectively. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Notes and Warrants.” On May 25, 2022, we settled convertible notes and all the accrued but unpaid interest. In the meantime, the warrants to subscribe the ADSs were cancelled.

Transaction with Wangxiancai Limited

On October 26, 2021 and December 17, 2021, we transferred all of our equity interest in the WFOE and Q&K HK, respectively, to Wangxiancai Limited, which is beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party, for nominal consideration. The consideration was nominal value because the Q&K HK, WFOE and the VIE were loss-making and the possibility that they would generate cash flow in the future was minimal. The WFOE was a wholly owned subsidiary of Q&K HK, and had a series of contractual arrangements with the VIE, through which we carried out certain rental apartment operation business prior to the

Equity Transfer. The Equity Transfer was performed to dedicate our business resources to operate higher-quality rental apartments through our subsidiaries in China. As of the date of this annual report, we no longer conduct any business operation through a variable interest entity.

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

In addition, in 2020, due to the COVID-19 pandemic, the VIE terminated certain leases with landlords before the end of the original lease terms by sending landlords short messages indicating that the leases would be terminated on the specified dates and we would not assume any liability for the early termination of the leases. We had disputes with some of these landlords. Some landlords filed lawsuits against us for compensation aggregating RMB3.9 million (US$0.6 million), under which we estimated that we are exposed to the compensation of RMB3.9 million (US$0.6 million) and recorded the contingent liability in our balance sheet as of September 30, 2021. Certain landlords had expressed their objection to our early termination of leases but did not file lawsuits against us. These landlords had rights to file lawsuits against us within three years from the date of our early termination notice, for a maximum compensation of RMB58.0 million (US$8.9 million). This amount is equivalent to three months’ rents of these leases, based on relevant trial guidance issued by the high people’s courts in the PRC as advised by our PRC legal counsel, JunHe LLP. The actual compensation amount will be negotiated with each landlord and we did not accrue the contingent liability in our balance sheet as of September 30, 2022. As of October 26, 2021 immediately before the Equity Transfer, a majority of these landlords had expressed their consents to the early termination of leases as set forth in the short messages, or had not raised any objection to the early termination of leases. As advised by our PRC legal counsel, JunHe LLP, pursuant to the PRC laws, the landlords may file lawsuits against the VIE for the early termination of leases with the courts within three months from the date of the early termination notice, otherwise their claims will not be supported by the courts. After we deconsolidated the subsidiaries of the VIE, we are no longer exposed to these contingencies.

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

ITEM 9. THE OFFER AND LISTING

A.
Offering and Listing Details

Our ADSs, each representing 150 of our Class A ordinary shares, have been listed on the NASDAQ Global Market since November 5, 2019. Our ADSs trade under the symbol “FLJ”. In FY 2020, FY 2021 and FY 2022, no significant trading suspensions occurred.

B.
Plan of Distribution

Not applicable.

C.
Markets

The principal trading market for our ADSs is the NASDAQ Global Market.

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time and the Companies Act (As Revised), as amended and revised of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Class A ordinary shares and Class B ordinary shares.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the shares cast at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our amended and restated memorandum and articles of association, a reduction of our share capital and the winding up of our Company.

Transfer of Ordinary Shares. Subject to the restrictions contained in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share that is not a fully paid up share to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

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

Redemption of Ordinary Shares. The Companies Act and our amended and restated articles of association permit us to purchase our own shares. In accordance with our amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of our board of directors, or (ii) a majority of our board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series), and nothing in the amended and restated memorandum and articles of association shall give any shareholder or shareholders the right to call a class or series meeting. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Any one or more shareholders holding at the date of deposit of the requisition not less than two-thirds of the voting power of our share capital in issue carrying the right of voting at general meetings of our company shall at all times have the right, by written requisition to our board of directors or our secretary, to require an extraordinary general meeting to be called by our board of directors for the transaction of any business permitted by the Companies Act or the amended and restated memorandum and articles of association (subject to the below) as specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty-one (21) days of such deposit our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself or herself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by us.

A meeting requisitioned under the amended and restated memorandum and articles of association shall not be permitted to consider or vote upon (A) any resolutions with respect to the election, appointment or removal of directors or with respect to the size of our board of directors, unless such proposal is first approved by our nominating and corporate governance committee; or (B) other than a special resolution in respect of the appointment or removal of any director, any special resolution or any matters required to be passed by way of special resolution pursuant to the amended and restated memorandum and articles of association or the Companies Act. Written notice shall be given not less than ten clear days before the date of any general meeting.

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
•
sub-divide our existing shares, or any of them into shares of a smaller amount; or
•
cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

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

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must, in addition, represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•
the statutory provisions as to the required majority vote have been met;
•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares the subject of the offer within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

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
•
the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and
•
those who control the company are perpetrating a “fraud on the minority.”
•
A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

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

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of shareholders.

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

Limitations or Qualifications

We have a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten (10) votes per share, subject to certain exceptions. Due to the super voting power of Class B ordinary share holder, the voting power of the Class A ordinary shares may be materially limited.

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

Pursuant to the Tax Concessions Act of the Cayman Islands, we have obtained an undertaking from the Governor in Council: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of us. The undertaking is for a period of twenty years from March 8, 2018.

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

We do not believe that FLJ Group Limited meets all of the conditions above. FLJ Group Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that FLJ Group Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are Non-Resident Enterprises, including the holders of our ADSs. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, Non-Resident Enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of FLJ Group Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that FLJ Group Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, FLJ Group Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Circular 7, where a Non-Resident Enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Class A ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold Class A ordinary shares or ADSs as capital assets and does not address all of the tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark-to-market, financial institutions, insurance companies, tax exempt entities, regulated investment companies, partnerships (including any entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by vote or value), persons holding Class A ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class A ordinary shares or ADSs.

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

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our Class A ordinary shares or ADSs (including amounts, if any, withheld to reflect PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of Class A ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

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

Our ADSs are listed on the NASDAQ Global Market, and the ADSs qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed in more detail below, based on our financial statements, the manner in which we conduct our business and the relevant market data, we believe there is a significant risk that we were a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year. In addition, based on our financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, there is a significant risk that we will be a PFIC for our 2023 taxable year and in the foreseeable future.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “Treaty.” If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. Dividend distributions with respect to our Class A ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to generally applicable limitations and conditions, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s federal taxable income for U.S. federal income tax purposes. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional ADSs or Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of ADSs or Class A Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” upon a sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in the amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the ADSs or Class A ordinary shares. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADS or Class A ordinary shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or Class A ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any PRC tax imposed on the sale or other disposition of the ADSs or Class A ordinary shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the ADSs or Class A ordinary shareseven if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such holder may elect to treat such gain as PRC source gain under the Treaty. If no such election is made by a U.S. Holder that is eligible for the benefits of the Treaty, such a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ADSs or Class A ordinary shares.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person) and the excess of gains over losses from the disposition of assets that produce passive income. However, rents derived in the active conduct of a trade or business and received from an unrelated party are considered active income for these purposes. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Cash generally is a passive asset for these purposes. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on our financial statements, the composition of our income and assets, the manner in which we conduct our business, the relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we believe there is a significant risk that we were a PFIC in our taxable year ending September 30, 2022. Further, there is a significant risk that we will be a PFIC for our current taxable year and in the foreseeable future. In particular, whether our rental income and any gain from the sale or other disposition of rental property is considered active for purposes of these tests depends upon whether our employees conduct sufficient marketing or other activities with respect to the rented properties in each taxable year to meet the requirements for an active rental business under applicable Treasury regulations. The PFIC tests must be applied each year.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our Class A ordinary shares or ADSs and such U.S. Holder does not make a mark-to-market election, as described below, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, any distributions that you receive in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Class A ordinary shares or ADSs) and gain that the U.S. Holder recognizes on the sale of our ordinary shares or ADSs.Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares or ADSs, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our Class A ordinary shares or ADSs unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on IRS Form 8621. Additionally, dividends paid by us will not be eligible for the special reduced rate of taxes described above under “—Taxation of Dividends.” Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step up in the basis of his or her Class A ordinary shares or ADSs at death.

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

A U.S. Holder may be subject to alternative treatment by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the NASDAQ Global Market). It should also be noted that the Class A ordinary shares are not listed on the NASDAQ Global Market. Consequently, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at the end of the U.S. Holder’s taxable year over the U.S. Holder’s basis in those ADSs and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its ADSs over their fair market value at the end of the U.S. Holder’s taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s ADSs in a year in which we are a PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark to mark election. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs of the Company, a U.S. Holder would continue to be subject to the excess distribution rules with respect to subsidiaries of the Company that are PFICs, any distributions received by the Company from a subsidiary that is a PFIC, and any gain recognized by the Company upon a sale of equity interest of a subsidiary that is a PFIC, even if a mark-to-market election has been made by the U.S. Holder with respect to the ADSs. The interaction of the mark-to-market election rules and the rules governing lower-tier PFICs is complex and uncertain, and U.S. Holders should therefore consult their own tax advisors regarding the mark-to-market election as well as the application of the PFIC rules to their ownership of the ADSs.

ADSs will be considered to be regularly traded (i) during the current calendar year if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which offering of the ADSs occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

In some cases, a shareholder of a PFIC may also be subject to alternative treatment by making a “qualified electing fund” (“QEF”) election to be taxed currently on its share of the PFIC’s undistributed income. To make a QEF election, the PFIC must provide shareholders with certain information compiled according to U.S. federal income tax principles. We do not intend to make available the information necessary to make a QEF election, and such election therefore will not be available to you.

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

The sensitivity analysis below has been determined based on the exposure to interest rates for interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2022. The analysis is prepared assuming that those balances outstanding as of September 30, 2019 and 2020 were outstanding for the whole financial year. A 10% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2022, a 10% increase or decrease in each applicable interest rate would add or deduct RMB6.7 million (US$0.9 million) to our interest expense in FY 2022.

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

Foreign Exchange Risk

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the RMB against the U.S. dollar by authorizing market makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase the volatility in the trading value of the Renminbi against foreign currencies. The (depreciation) /appreciation of the U.S. dollar against the Renminbi was approximately (5.0)%, (5.1)% and 10.4% in FY 2020, FY 2021 and FY 2022, respectively. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

As substantially all of our revenues and expenses are denominated in Renminbi, we do not believe that we currently have any significant direct foreign exchange risk, and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. In addition, the reporting currency of our company is Renminbi, the functional currency of our company is U.S. dollars, and the functional currency of our subsidiaries is their local currencies, which is Renminbi for our operating subsidiaries. Any significant revaluation of U.S. dollars may materially and adversely affect our earnings and shareholders’ deficits in Renminbi given that a portion of our cash and cash equivalents are denominated in U.S. dollars. A 10% depreciation of U.S. dollars against Renminbi may increase loss and shareholders’ deficits by RMB145.1 thousand (US$20.3 thousand) for FY 2022.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of September 30, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

In connection with the audits of our consolidated financial statements as of September 30, 2022 and for FY 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Because of the material weakness identified above, our management has concluded that our internal control over financial reporting was not effective as of September 30, 2022.

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

Changes in Internal Control over Financial Reporting

There was no changes in our internal control over financial reporting that occurred in FY 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our principal external auditors, for the periods indicated.

	FY 2021	FY 2022
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	3,608	4,695	660
Total	3,608	4,695	660

(1)
Audit fees include the aggregate fees incurred in each of the fiscal years listed above for professional services rendered by our principal auditors for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum Asia CPAs LLP, including audit services, audit related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

(1)
On April 23, 2021, we issued 77,100,000 Class A ordinary shares to a third party, and repurchased all of these shares and held them as treasury shares on the same day, for the charge to secure the payment and other obligations of our subsidiaries, as borrowers, under certain loan agreements with SHRB, as lender, with an aggregate outstanding principal amount of RMB384.3 million.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 3, 2020, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), as our independent registered public accounting firm, effective immediately, and engaged Marcum Bernstein & Pinchuk LLP (now as Marcum Asia CPAs LLP) as our independent registered public accounting firm in connection with the audit of our consolidated financial statements as of September 30, 2020 and for FY 2020, effective as of December 3, 2020. Our decision to dismiss Deloitte and engage Marcum Bernstein & Pinchuk LLP (now as Marcum Asia CPAs LLP) was approved by the audit committee of our board of directors on November 11, 2020.

Deloitte’s audit report on our consolidated financial statements for the FY 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte did not audit any financial statements of our company as of any date or for any period subsequent to September 30, 2019. For more details, please refer to our annual report for FY 2021.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

Exhibit Number	Description of Document
4.18

Amendment No. 1 to the convertible notes and warrant purchase agreement between the Registrant and Key Space (S) Pte Ltd, dated July 29, 2020 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 16, 2021)

4.19

Convertible notes and warrant purchase agreement between the Registrant and Veneto Holdings Ltd., dated July 22, 2020 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 16, 2021)

4.20

Share charge agreement between the Registrant and Shanghai Huarui Bank Co., Ltd. dated April 23, 2021(incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 15, 2022)

4.21

English translation of the equity transfer agreement of Shanghai Qingke Investment Consulting Co., Ltd. between Qingke (China) Limited and Wangxiancai Limited dated October 26, 2021 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 15, 2022)

4.22

Amendment No.1 dated May 25, 2022, to the Series 1 Convertible Note Due 2024 Dated July 29, 2020, between the Issuer and Key Space (S) Pte Ltd (incorporated herein by reference to Exhibit 99.2 to the Schedule-13D (File No. 005-91370) filed with the Securities and Exchange Commission on May 26, 2022)

4.23

Amendment No.1 dated May 25, 2022, to Q&K Warrant to Purchase ADSs Dated July 29, 2020, between the Issuer and Key Space (S) Pte Ltd (incorporated herein by reference to Exhibit 99.3 to the Schedule-13D (File No. 005-91370) filed with the Securities and Exchange Commission on May 26, 2022)

4.24

Amendment No. 2 dated May 25, 2022, to the convertible notes and warrant purchase agreement dated July 22, 2020, between the Issuer and Key Space (S) Pte Ltd (incorporated herein by reference to Exhibit 99.4 to the Schedule-13D (File No. 005-91370) filed with the Securities and Exchange Commission on May 26, 2022)

4.25

Subscription agreement dated May 25, 2022, between the Issuer and Azure Investments Ltd. (incorporated herein by reference to Exhibit 99.2 to the Schedule-13D (File No. 005-91370) filed with the Securities and Exchange Commission on June 3, 2022)

4.26

Amendment No.1 dated May 25, 2022, to the Series 1 Convertible Note Due 2024 Dated July 29, 2020, between the Issuer and Veneto Holdings Ltd. (incorporated herein by reference to Exhibit 99.2 to the Schedule-13D (File No. 005-91370) filed with the Securities and Exchange Commission on June 6, 2022)

4.27

Amendment No.1 dated May 25, 2022, to Q&K Warrant to Purchase ADSs Dated July 29, 2020, between the Issuer and Veneto Holdings Ltd.(incorporated herein by reference to Exhibit 99.3 to the Schedule-13D (File No. 005-91370) filed with the Securities and Exchange Commission on June 6, 2022)

4.28

Amendment No. 1 dated May 25, 2022, to the convertible notes and warrant purchase agreement dated July 22, 2020, between the Issuer and Veneto Holdings Ltd. (incorporated herein by reference to Exhibit 99.4 to the Schedule-13D (File No. 005-91370) filed with the Securities and Exchange Commission on June 6, 2022)

8.1

Significant Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on February 15, 2022)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Asia CPAs LLP, independent registered public accounting firm

15.2*	Consent of JunHe LLP

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLJ Group Limited

By:	/s/ Chengcai Qu
Name:	Chengcai Qu
Title:	Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President

Date: January 20, 2023

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

FLJ Group Limited (formerly Q&K International Group Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FLJ Group Limited, its subsidiaries and consolidated variable interest entities (the “Group”) as of September 30, 2022 and 2021, the related consolidated statements of comprehensive (loss) income, changes in shareholders’ deficit and cash flows for each of the three years in the period ended September 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph—Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As more fully described in Note 2, the Group has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Group's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP
Marcum Asia CPAs LLP

We have served as the Group’s auditor since 2020

New York, NY

January 20, 2023

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONSOLIDATED BALANCE SHEETS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2021	2022
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	16,317	2,772	390
Restricted cash	2,935	106	15
Accounts receivable, net	370	752	106
Amounts due from related parties	201	—	—
Prepaid rent and deposit	571	—	—
Advances to suppliers	12,933	8,501	1,195
Other current assets	143,343	59,029	8,298

Total current assets	176,670	71,160	10,004
Non-current assets:
Property and equipment, net	38,940	500	70
Intangible assets, net	152,464	13,475	1,894
Other assets	9,556	10,405	1,464

Total non-current assets	200,960	24,380	3,428
Total assets	377,630	95,540	13,432
LIABILITIES AND DEFICIT
LIABILITIES (including amounts of the consolidated VIEs without recourse to the Group, see Note 2)
Current liabilities:
Accounts payable	320,269	122,667	17,244
Amounts due to related parties	—	4,831	679
Deferred revenue	171,157	129,930	18,265
Short-term debt	558,705	110,097	15,477
Rental instalment loans	18,094	15,756	2,215
Deposits from tenants	65,785	38,439	5,404
Contingent liabilities for payable for asset acquisition	164,254	165,033	23,200
Accrued expenses and other current liabilities	1,049,361	81,649	11,480

Total current liabilities	2,347,625	668,402	93,964
Non-current liabilities:
Long-term debt	201,041	—	—
Convertible note, net	313,870	—	—

Total non-current liabilities	514,911	—	—
Total liabilities	2,862,536	668,402	93,964

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONSOLIDATED BALANCE SHEETS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2021	2022
	RMB	RMB	USD
Commitments and contingencies (Note 16)
Deficit:
Class A Ordinary shares (US$0.00001 par value per share; 37,500,000,000 and 37,500,000,000 shares authorized; 1,544,097,151 shares issued and 1,466,997,151 shares outstanding as of September 30, 2021, and 25,878,920,464 shares issued and outstanding as of September 30, 2022, respectively)	99	1,727	243
Class B Ordinary shares (US$0.00001 par value per share; 2,500,000,000 and 2,500,000,000 shares authorized; 180,389,549 shares and nil shares issued and outstanding as of September 30, 2021 and 2022, respectively)	11	—	—
Treasury shares, at cost	(5)	—	—
Additional paid-in capital	1,845,295	2,954,625	415,355
Accumulated deficit	(4,378,690)	(3,558,667)	(500,270)
Accumulated other comprehensive income	38,784	29,453	4,140
Total FLJ Group Limited shareholders’ deficit	(2,494,506)	(572,862)	(80,532)
Noncontrolling interest	9,600	—	—
Total deficit	(2,484,906)	(572,862)	(80,532)
Total liabilities and deficit	377,630	95,540	13,432

The accompanying notes are an integral part of these consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Net revenues:
Rental service	1,105,172	939,169	565,759	79,533
Value-added services and others	102,791	97,037	86,574	12,170
Total net revenues	1,207,963	1,036,206	652,333	91,703
Operating costs and expenses:
Operating cost (including costs charged by related parties of RMB 47,464, RMB nil and RMB nil for the years ended September 30, 2020, 2021 and 2022, respectively)	(1,203,415)	(949,654)	(711,003)	(99,952)
Selling and marketing expenses	(63,512)	(13,115)	(13)	(2)
General and administrative expenses	(102,769)	(217,108)	(62,161)	(8,738)
Research and development expenses	(24,934)	(7,768)	(2,795)	(393)
Pre-operation expenses	(14,245)	—	—	—
Impairment loss on long-lived assets	(846,766)	(199,575)	(100,156)	(14,080)
Loss from disposal of property and equipment and intangible assets	(468,980)	(30,173)	(11,972)	(1,683)
Other income (expense), net	15,881	(18,476)	(8,104)	(1,140)
Total operating costs and expenses	(2,708,740)	(1,435,869)	(896,204)	(125,988)
Loss from operations	(1,500,777)	(399,663)	(243,871)	(34,285)
Interest expense, net	(130,206)	(127,300)	(66,892)	(9,403)
Inducement expenses	—	—	(423,686)	(59,561)
Gains from deconsolidation of VIE’s subsidiaries	—	—	1,554,450	218,521
Debt extinguishment loss	—	(41,964)	—	—
Foreign exchange loss, net	(62)	(244)	—	—
Fair value change of contingent earn-out liabilities	97,417	—	—	—
(Loss) income before income taxes	(1,533,628)	(569,171)	820,001	115,272
Income tax expense	(13)	(31)	(21)	(3)
Net (loss) income	(1,533,641)	(569,202)	819,980	115,269
Less: net loss attributable to noncontrolling interests	(49)	(28)	(43)	(6)
Net loss attributable to FLJ Group Limited’s ordinary shareholders	(1,533,592)	(569,174)	820,023	115,275
Net (loss) earnings per share attributable to ordinary shareholders of FLJ Group Limited—Basic and diluted	(1.14)	(0.39)	0.08	0.01
Weighted average number of ordinary shares used in computing net loss per share —Basic and diluted	1,351,127,462	1,460,692,909	10,258,424,457	10,258,424,457

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Net (loss) income	(1,533,641)	(569,202)	819,980	115,269
Other comprehensive income (expenses), net of tax of nil:
Foreign currency translation adjustments	24,265	20,427	(9,331)	(1,312)
Comprehensive (loss) income	(1,509,376)	(548,775)	810,649	113,957
Less: comprehensive loss attributable to noncontrolling interests	(49)	(28)	(43)	(6)
Comprehensive (loss) income attributable to FLJ Group Limited’s ordinary shareholders	(1,509,327)	(548,747)	810,692	113,963

The accompanying notes are an integral part of these consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Renminbi and USD in thousands, except for share data, unless otherwise stated)

	FLJ Group Limited Shareholders’ Deficit
	Class A Ordinary shares		Class B Ordinary shares		Series A non-redeemable preferred shares		Treasury stock		Additional	Accumulated other				Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	paid in capital	comprehensive (loss) income	Accumulated deficit	Total	Noncontrolling interests	shareholders’ deficit
Balance at September 30, 2019	59,731,861	4	370,718,629	23	255,549,510	35,777	—	—	—	(5,908)	(2,275,924)	(2,246,028)	9,677	(2,236,351)
Issuance of ordinary shares in connection with initial public offering (“IPO”), net off issuance of cost of RMB 29,289	93,150,000	6	—	—	—	—	—	—	289,021	—	—	289,027	—	289,027
Conversion of Series Anon-redeemable preferred shares into ordinary shares	255,549,510	17	—	—	(255,549,510)	(35,777)	—	—	35,760	—	—	—	—	—
Conversion of mezzanine equity into ordinary shares	656,860,850	42	—	—	—	—	—	—	1,425,436	—	—	1,425,478	—	1,425,478
Repurchase of American Depositary Shares (“ADS”) from certain investors into treasury shares	—	—	—	—	—	—	(77,250,000)	(298,110)	—	—	—	(298,110)	—	(298,110)
ADS to be issued in exchange for acquisition of certain assets from two third parties	—	—	—	—	—	—	—	—	312,273	—	—	312,273	—	312,273
Share-based compensation	—	—	—	—	—	—	—	—	16,045	—	—	16,045	—	16,045
Warrants issued in connection with convertible notes	—	—	—	—	—	—	—	—	6,564	—	—	6,564	—	6,564
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	190,329,080	12	(190,329,080)	(12)	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(1,533,592)	(1,533,592)	(49)	(1,533,641)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	24,265	—	24,265	—	24,265
Balance at September 30, 2020	1,255,621,301	81	180,389,549	11	—	—	(77,250,000)	(298,110)	2,085,099	18,357	(3,809,516)	(2,004,078)	9,628	(1,994,450)
Issuance of ordinary shares to settle payable for asset acquisition	186,375,850	11	—	—	—	—	—	—	(8)	—	—	3	—	3
Reissuance of treasury shares to as debt extinguishment cost	—	—	—	—	—	—	77,250,000	298,110	(256,146)	—	—	41,964	—	41,964
Exercise of share-based compensation	25,000,000	2	—	—	—	—	—	—	(2)	—	—	—	—	—
Issuance and repurchase of ordinary shares	77,100,000	5	—	—	—	—	(77,100,000)	(5)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	15,806	—	—	15,806	—	15,806
Warrants issued in connection with convertible notes	—	—	—	—	—	—	—	—	546	—	—	546	—	546
Net loss	—	—	—	—	—	—	—	—	—	—	(569,174)	(569,174)	(28)	(569,202)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	20,427	—	20,427	—	20,427
Balance at September 30, 2021	1,544,097,151	99	180,389,549	11	—	—	(77,100,000)	(5)	1,845,295	38,784	(4,378,690)	(2,494,506)	9,600	(2,484,906)
Issuance of ordinary shares to settle acquisition of certain assets from two third parties	7,662,060	1	—	—	—	—	—	—	(1)	—	—	—	—	—
Issuance of ordinary shares upon the conversion of convertible bond	15,414,467,400	1,031	—	—	—	—	—	—	700,372	—	—	701,403	—	701,403
Issuance of ordinary shares to settle short-term borrowings	8,617,124,250	577	—	—	—	—	—	—	391,527	—	—	392,104	—	392,104
Share-based compensation	115,180,054	8	—	—	—	—	—	—	9,763	—	—	9,771	—	9,771
Warrants issued in connection with convertible notes	—	—	—	—	—	—	—	—	1,420	—	—	1,420	—	1,420
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	(243)	—	—	(243)	(9,557)	(9,800)
Transfer of treasury stock to a third party	—	—	—	—	—	—	77,100,000	5	6,492	—	—	6,497	—	6,497
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	180,389,549	11	(180,389,549)	(11)	—	—	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	—	—	—	—	—	820,023	820,023	(43)	819,980
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(9,331)	—	(9,331)	—	(9,331)
Balance at September 30, 2022	25,878,920,464	1,727	—	—	—	—	—	—	2,954,625	29,453	(3,558,667)	(572,862)	—	(572,862)

The accompanying notes are an integral part of these consolidated financial statements.

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi and USD in thousands, unless otherwise stated)

	For the years ended September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Operating activities:
Net (loss) income	(1,533,641)	(569,202)	819,980	115,269
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Share-based compensation	16,045	15,806	9,771	1,374
Depreciation and amortization	263,038	79,259	27,399	3,852
Loss from disposal of property, plant and equipment and intangible assets	468,980	30,173	11,972	1,683
Accretion of interest expense	214	1,988	1,222	172
Fair value change of contingent earn-out liabilities	(97,417)	—	—	—
Deferred rent	(201,127)	(214,557)	—	—
Writing off doubtful accounts	—	150,155	—	—
Impairment loss	846,766	199,575	100,156	14,080
Inducement expenses	—	—	423,686	59,561
Gains from deconsolidation of VIE’s subsidiaries	—	—	(1,554,450)	(218,521)
Debt extinguishment loss	—	41,964	—	—
Changes in operating assets and liabilities:
Accounts receivable	(644)	1,573	(391)	(55)
Amounts due from related parties	5,419	(33)	201	28
Prepaid rent and deposit	146,913	37,623	234	33
Advances to suppliers	47,985	9,595	(4,743)	(667)
Other current assets	44,756	23,460	59,240	8,328
Other assets	(51,187)	47,577	(849)	(119)
Accounts payable	115,201	25,800	90,736	12,755
Amounts due to related parties	3,473	(6,594)	97	14
Deferred revenue	(127,947)	(18,631)	(40,669)	(5,717)
Deposits from tenants	(161,525)	(16,406)	(25,930)	(3,645)
Accrued expenses and other current liabilities	269,539	51,214	42,749	6,010
Net cash provided by (used in) operating activities	54,841	(109,661)	(39,589)	(5,565)
Investing activities:
Purchases of property and equipment	(99,172)	(2)	—	—
Payment for asset acquisition (Note 8)	(39,498)	(6,484)	—	—
Acquisition of non-controlling interest	—	—	(9,800)	(1,378)
Disposal of cash in deconsolidated subsidiaries, VIE and VIE’s subsidiaries	—	—	(1,668)	(234)
Net cash used in investing activities	(138,670)	(6,486)	(11,468)	(1,612)
Financing activities:
Proceeds from IPO, net off issuance cost of RMB 29,289	289,027	—	—	—
Proceeds from issuance of convertible notes	163,565	113,236	20,007	2,813
Payment for repurchase of ADS from certain investors into treasury shares	(248,859)	—	—	—
Proceeds from short-term bank borrowings	351,046	39,652	6,544	920
Repayment of short-term bank borrowings	(65,000)	(4,500)	—	—
Proceeds from long-term bank borrowings	150,000	75,329	—	—
Repayment of long-term bank borrowings	(122,548)	(37,090)	—	—
Proceeds from rental instalment loans	258,097	—	—	—
Repayment of rental instalment loans	(924,171)	(85,026)	(1,976)	(278)
Proceeds from capital lease and other financing arrangement payable	65,415	—	—	—
Repayment of capital lease and other financing arrangement payable	(51,496)	—	—	—
Proceeds from borrowings from related parties	—	—	4,734	665
Net cash (used in) provided by financing activities	(134,924)	101,601	29,309	4,120
Effect of foreign exchange rate changes	(295)	2,032	5,374	756
Net decrease in cash, cash equivalents and restricted cash	(219,048)	(12,514)	(16,374)	(2,301)
Cash, cash equivalents and restricted cash at the beginning of the year	250,814	31,766	19,252	2,706
Cash, cash equivalents and restricted cash at the end of the year	31,766	19,252	2,878	405

	For the years ended September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	(16,628)	(1,017)	—	—
Income taxes paid	(90)	(3)	(4)	(0)
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	(97,835)	—	—	—
Acquisition of rental assets financed by ADS	(22,540)	—	—	—
Asset acquisition financed by payables and ADS	(455,541)	—	—	—
Asset acquisition settled by ordinary shares	—	(164,256)	—	—
Payment of debt extinguishment cost by ordinary shares	—	(41,961)	—	—
Convertible note converted into ordinary shares	—	—	(333,679)	(46,908)
Short-term borrowings settled by ordinary shares	—	—	(217,477)	(30,572)
Short-term borrowings settled by transfer of treasury stocks	—	—	(6,497)	(913)
Conversion of Series Anon-redeemable preferred shares and mezzanine into ordinary shares	(1,425,478)	—	—	—
Issuance of convertible notes to repurchase ADS from an investor	49,251	—	—	—
Reconciliation to amounts on the consolidated balance sheets:

	As of September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Cash and cash equivalents	22,879	16,317	2,772	390
Restricted cash	8,887	2,935	106	15
Total cash, cash equivalents and restricted cash	31,766	19,252	2,878	405

The accompanying notes are an integral part of these consolidated financial statements.

FLJ Group Limited

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Renminbi and USD in thousands, except for share data and per share data, unless otherwise stated)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

FLJ Group Limited (formerly known as “Q&K International Group Limited”) (the “Company” or “FLJ”), its subsidiaries and consolidated variable interest entities (the “Group”) is a rental apartment operation platform in the People’s Republic of China (the “PRC”), that provides rental and value-added services to young, emerging urban residents since 2012. The Group sources and converts apartments to standardized furnished rooms and leases to young people seeking affordable residence in cities in the PRC. The Company has changed its corporate name from “Q&K International Group Limited” to “FLJ Group Limited”, effective on September 13, 2022. In addition, the Company began trading under the new ticker symbol “FLJ” on the NASDAQ effective on September 26, 2022.

Effective on March 7, 2022, the Group changed the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing thirty (30) Class A ordinary share to one (1) ADS representing one hundred and fifty (150) Class A ordinary shares. For the ADS holders, the change in the ADS ratio will have the same effect as a one-for-five reverse ADS split. There will be no change to the Group’s Class A ordinary shares. The exchange of every five (5) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. No fractional new ADSs will be issued in connection with the change in the ADS ratio.

On October 26, 2021 and December 17, 2021, the Group transferred of all of its equity interest in Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting”) and Qingke (China) Limited (“Q&K HK”), respectively, to Wangxiancai Limited, which is a related party of the Group, and is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “Equity Transfer”). The Equity Transfer was made at nominal consideration. As of the date of this annual report, the Group no longer conducts substantial operation through any variable interest entity.

As of September 30, 2022, four of the subsidiaries of Shanghai Qingke E-Commerce Co., Ltd. (“Q&K E- Commerce”) filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (“Court”), and the Court announced the effectiveness of the petition and the administrator of bankruptcy was assigned on board. Accordingly the Group had no control over the allocation of remaining assets in liquidation of these subsidiaries and their subsidiaries (collectively “Deconsolidated VIE’s Subsidiaries”), accordingly the Company deconsolidated these deconsolidated subsidiaries .

Upon the deconsolidation of Deconsolidated VIE’s Subsidiaries, the Group would continue its effort to provide rental and value-added services in China. The management believed the deconsolidation does not represent a strategic shift because it is not changing the way it is running its business. The Group has not shifted the nature of its operations or the major geographic market area. Prior to the deconsolidation, operating revenue generated through the subsidiaries of the VIE amounted to RMB 1,635 for the period from October 1, 2021 through deconsolidation dates, accounting for 0.2% of consolidated revenues for the year ended September 30, 2022. Net loss amounted to RMB40,902 for the period from October 1, 2021 through deconsolidation dates, the abstract amount accounted for 5% of the consolidated net income of the Company for the year ended September 30, 2022. On the deconsolidation date, the net deficit of Deconsolidated VIE’s Subsidiaries was RMB 2,231,140 and the Group wrote off investments of RMB 500,000 in Deconsolidated VIE’s Subsidiaries, and waived amounts of RMB 176,690 due from Deconsolidated VIE’s Subsidiaries. The Group recognized gains of RMB 1,554,450 from deconsolidation of Deconsolidated VIE’s Subsidiaries.

The management believed the deconsolidation of Deconsolidated VIE’s Subsidiaries does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The deconsolidation is not accounted as discontinued operations in accordance with ASC 205-20.

The Group did not account for the transfer of equity interest in Q&K HK, Q&K Investment Consulting and Q&K E-commerce as a discontinued operation, as FLJ is the primary beneficiary of Q&K HK, Q&K Investment Consulting and Q&K E-commerce as FLJ has the power to direct the activities of these companies that most significantly impact their economic performance and FLJ has the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception. The Group accounted for Q&K HK, Q&K Investment Consulting and Q&K E-commerce as variable interest entities. Accordingly, the accompanying consolidated financial statements include the financial statements of Q&K HK, Q&K Investment Consulting and Q&K E-commerce. For the year ended September 30, 2022, operating revenue generated through Q&K HK, Q&K Investment Consulting and Q&K E-commerce were RMB 1,635, accounting for 0.3% of consolidated revenues, and net loss amounted to RMB43,940, the abstract amount accounting for 5% of the consolidated net income of the Company.

As of September 30, 2022, the Group’s significant subsidiaries and VIE:

	Entity	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Subsidiaries:
QK365.com INC. (BVI)		September 29, 2014	BVI	100%	Holding
Fenglinju (China) Hong Kong Limited (“Fenglinju”)		October 21, 2021	Hong Kong	100%	Holding
Haoju(shanghai) Artificial Intelligence Technology Co., Ltd (formerly known as “Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd.”) (“Q&K AI”)		May 13, 2019	PRC	100%	Holding and Operating
Chengdu Liwu Apartment Management Co., Ltd		June 19, 2020	PRC	100%	Operating
VIE:
QingKe (China) Limited (“Q&K HK”)		July 7, 2014	Hong Kong	100%	Holding
Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting”)		April 2, 2015	PRC	100%	Holding and Operating
Shanghai Qingke E-Commerce Co., Ltd. (“Q&K E- Commerce”)		August 2, 2013	PRC	100%	Holding and Operating

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

As of and for the years ended September 30, 2020 and 2021, the consolidated financial statements include the financial statements of the Group, its subsidiaries and consolidated variable interest entity and its subsidiaries. As of and for the year ended September 30, 2022, the consolidated financial statements include the financial statements of the Group, its subsidiaries and the consolidated variable interest entity. All intercompany transactions and balances are eliminated on consolidation.

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

Going concern

The Group has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB 4,378,690 and RMB 3,558,667 as of September 30, 2021 and 2022, respectively. Net cash used in operating activities were RMB 109,661 and RMB 39,589 for the years ended September 30, 2021 and 2022, respectively, while the Group generated cash of RMB 54,841 from operating activities for the year ended September 30, 2020. As of September 30, 2021 and 2022, current liabilities exceeded current assets by RMB 2,170,955 and RMB 597,242, respectively.

In addition, the Group’s operations have been affected by the outbreak and spread of the coronavirus disease 2019 (COVID-19). During the period, the Group adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. During the years ended September 30, 2020, 2021 and 2022, the average month-end occupancy rate and the rental spread margin before discount for rental prepayments decreased as compared to fiscal year 2019 mainly due to the impact of COVID-19.

These factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loans, issuance of ordinary shares, principal shareholder’s financial support. The Group will focus on the following activities:

•
On October 26, 2022, the Company’s Form F-3 to offer up to a total amount of $300 million was declared effective. The Company plans to raise funds under the Form F-3 to support the Company’s operations; and
•
In January 2023, a shareholder of the Group, has agreed to consider providing necessary financial support in the form of debt and/or equity, to the Group to enable the Group to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this consolidated financial statements.

The Management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group's future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group's financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Principles of consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries and consolidated variable interest entity and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

Upon the transfer of equity in Q&K HK and Q&K Investment Consulting on December 17, 2021 and October 26, 2021, respectively, the Group became primary beneficiary of the two former subsidiaries. Since the dates of equity transfer, the Group consolidated Q&K HK and Q&K Investment Consulting as variable interest entities.

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

Spousal Consent Letters

The spouse of one shareholder of Q&K E-Commerce who holds 10.47% equity interest in Q&K E-Commerce signed a spousal consent letter on April 14, 2015. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed, respectively, that she was aware of the disposal of Q&K E-Commerce shares held by the shareholder in the abovementioned exclusive option agreement, equity pledge agreement, shareholder voting proxy agreement and power of attorney. The signing spouse confirmed not having any interest in the Q&K E-Commerce shares and committed not to impose any adverse assertions upon those shares. The signing spouse further confirmed that her consent and approval are not needed for any amendment or termination of the abovementioned agreements and committed that she shall take all necessary measures needed for the performance of those agreements.

Exclusive Technology Service Agreement

Q&K Investment Consulting and Q&K E-Commerce entered into an exclusive technology service agreement on April 21, 2015. Pursuant to this agreement, Q&K Investment Consulting or its designated party has the exclusive right to provide Q&K E-Commerce with consulting, software and technology services. Without Q&K Investment Consulting’s prior written consent, Q&K E-Commerce shall not accept any technical support and services covered by this agreement from any third party. Q&K E-Commerce agrees to pay service fees equivalent to no less than 100

% of its annual net profit. Q&K E-Commerce also agrees to pay service fees for any specific technology service and consultation service rendered by Q&K Investment Consulting at Q&K E-Commerce’s request from time to time. Q&K Investment Consulting owns the intellectual property rights arising out of the provisions of services under this agreement. Unless terminated mutually, this agreement will remain effective for twenty years. This agreement will be automatically renewed for another ten years, unless there is any written objection rendered third days prior to its expiry.

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

The Group believes that the contractual arrangements with Q&K E-Commerce are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•
revoke the business and operating licenses of the Group’s PRC subsidiaries and Q&K E-Commerce;
•
discontinue or restrict the operations of any related-party transactions between the Group’s PRC subsidiaries and Q&K E-Commerce;
•
limit the Group’s business expansion in China by way of entering into contractual arrangements;
•
impose fines or other requirements with which the Group’s PRC subsidiaries and Q&K E-Commerce may not be able to comply;
•
require the Group or the Group’s PRC subsidiaries or Q&K E-Commerce to restructure the relevant ownership structure or operations; or
•
restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The imposition of any of these penalties may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of Q&K E-Commerce or the right to receive their economic benefits, the Group would no longer be able to consolidate the financial results of Q&K E-Commerce.

The following financial statement amounts and balances of the Q&K HK, Q&K Investment Consulting and Q&K E-Commerce (collectively "VIE entities") and their subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances. The revenues, net loss and cash flows for the year of 2022 represented the amounts of Q&K HK and Q&K Investment Consulting for the period from dates of equity transfer through September 30, 2022, the amounts of Q&K E-Commerce for the year ended September 30, 2022 and the amounts of the subsidiaries of Q&K E-Commerce for the period from October 1, 2021 through the dates of deconsolidation.

	As of September 30,
	2021	2022
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	10,982	62	9
Restricted cash	2,893	—	—
Accounts receivable	370	—	—
Prepaid rent and deposit	571	—	—
Advances to suppliers	5,323	6,131	862
Other current assets	97,978	2,572	362
Property and equipment, net	38,940	—	—
Intangible assets, net	539	—	—
Other assets	108	98	14
Total assets	157,704	8,863	1,247

LIABILITIES
Accounts payable	281,458	34	5
Deferred revenue	1,125	16	2
Short-term debt	256,773	13,000	1,828
Rental instalment loans	33	—	—
Deposits from tenants	1,422	—	—
Accrued expenses and other current liabilities	875,572	67,908	9,547
Long-term debt	201,041	—	—
Total liabilities	1,617,424	80,958	11,382

	For the years ended September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Net revenues	965,093	173,921	1,635	230
Net loss	(1,491,565)	(375,470)	(43,940)	(6,177)

	For the years ended September 30,
	2020	2021	2022
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	72,293	(108,705)	(16,087)	(2,261)
Net cash used in investing activities	(99,172)	—	(217)	(31)
Net cash (used in) provided by financing activities	(95,948)	98,466	2,267	319

The consolidated VIE entities and their subsidiaries contributed 80%, 17% and 0.3% and of the Group’s consolidated revenues for the years ended September 30, 2020, 2021 and 2022. As of September 30, 2021 and 2022, the consolidated VIE entities and their subsidiaries accounted for an aggregate of 42% and 9%, respectively, of the Group’s consolidated total assets, and 57% and 12%, respectively, of the Group’s consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE entities. However, the Company has provided and will continue to provide financial support to the VIE considering the business requirements of the VIE entities, as well as the Company’s own business objectives in the future.

There are no assets held in the VIE entities and its subsidiaries that can be used only to settle obligations of the VIE entities and their subsidiaries, except for registered capital and the PRC statutory reserves. As the VIE entities and their subsidiaries are incorporated as a limited liability company under the PRC Company Law, creditors of the VIE entities do not have recourse to the general credit of the Group for any of the liabilities of the VIE entities. Relevant PRC laws and regulations restrict the VIE entities from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends. Please refer to Note 14 for disclosure of restricted net assets.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment and intangible assets, valuation allowance of deferred tax assets, share-based compensation, fair value of the convertible note without the warrants and the warrants themselves.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use that which have original maturities of three months or less when purchased.

Restricted cash

As of September 30, 2021, restricted cash mainly represents the Group’s frozen bank accounts deposits to the bank as a form of security with respect to the Group’s debt and tenants’ repayment of rental instalment loans. As of September 30, 2022, restricted cash mainly represents the Group’s frozen bank accounts for liquidation of the VIE’s subsidiaries. The restricted cash are not available to fund the general liquidity needs of the Group.

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and impairment losses. The renovations and interest cost incurred during construction are capitalized. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives. The expected useful lives are as follows:

Property and equipment	Useful lives
Furniture, fixtures and equipment	3 years
Motor vehicles	4 years

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive (loss) income as the difference between the net sales proceeds and the carrying amount of the underlying asset.

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

Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Intangible assets	Useful lives
Apartment rental contracts	Shorter of the lease term or 8 years
Trademarks	8 years
Software	10 years

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

For the years ended September 30, 2020, the Group recognized impairment losses of RMB 846,766 against certain apartments due to the continued underperformance relative to the projected operating results.

For the year ended September 30, 2021, the Group recognized impairment losses of RMB 199,575 against leasehold improvements and furniture, fixtures and equipment used in apartments under capital lease and other financing arrangements. The Group expected it would not receive any cash flow from these property and equipment, as the Group terminated cooperation with the rental service company and no longer received fee income during the year (See Note 2–- Capital lease and other financing arrangement).

For the year ended September 30, 2022, the Group recognized impairment of RMB 70,606 and RMB 29,550 against trademark and apartment rental contracts (See Note 2 – Fair value), respectively.

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

During the year ended September 30, 2021, the Group terminated cooperation with the rental service company, and the Group reclassified the capital lease payable and other financing payable to the account of “Accrued expenses and other current liabilities”. Because the underlying leasehold improvements or furniture, fixtures and equipment used in apartments did not provide future cash flows for the Group, the Group provided full impairment against these leasehold improvements or furniture, fixtures and equipment. As of September 30, 2021 and 2022, the Group had no outstanding balances of capital lease payable or other financing arrangement payable.

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

Rental incentives

Tenants who prepay rent are entitled to rental discounts. Tenants who prepay rent of at least the first six months of the lease term can enjoy a 5% rental discount, and tenants who prepay at least the first twelve months of lease term rental can enjoy a 10% rental discount (subject to a RMB200 limit per month). Such incentives are only applicable during the lock-in period. The Group considers the rental discounts as a lease incentive and records it as a reduction in revenue on a straight line basis over the lease term. The Group recorded RMB 12,921, RMB 5,695 and RMB nil of rental incentives for the years ended September 30, 2020, 2021 and 2022, respectively.

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

The Group also provides guarantee to these financial institutions with respect to the tenants’ repayment of the loans. In the event that the tenants default on the repayment or early terminate the lease agreements, the Group must return the remaining prepayments to the financial institutions within a prescribed period of time. Under the rental instalment loan scheme, the Group has full control of the entire instalment loan proceeds and the security deposits collected from the tenants at lease inception are usually sufficient to cover for the delinquent payments from default. As such, the Group determines that guarantee liability to be nil as of September 30, 2021 and 2022. The Group did not enter into new rental instalment loan arrangements from April 2021.

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

Lease accounting with landlords

The Group leases apartments from landlords usually for a period of five to six years which may be extended for an additional three or two years at the discretion of the landlords. Since all the benefits and risks incidental to ownership remains with the landlord, the Group determines that these arrangements are operating leases. The Group typically negotiates a rent-free period of one – two months per year and locks in a fixed rent for the first three years and approximately 5% annual, non-compounding increase for the rest of the lease period. As such, typically all leases with landlords contain rent holidays and fixed escalations of rental payments during the lease term. The Group determines the lease term under ASC 840 to include the years that can be early terminated by the landlords. The Group records total lease expense on a straight-line basis over the lease term and the difference between the straight-line lease expense and cash payments under the lease is recorded as deferred rent on the consolidated balance sheets.

In December 2020 through August 2021, the Group terminated the arrangements with the rental service company. Accordingly the Group early terminated lease agreements with landlords. Upon termination, the deferred rent was accelerated in recognition as a reduction against rental expenses of RMB 100,962.

As of September 30, 2021 and 2022, the Company had no balance deferred rent, both current and noncurrent.

Rental expense to the landlords recorded in consolidated statements of comprehensive losses were RMB 813,773, RMB 642,354 and RMB 539,487 for the years ended September 30, 2020, 2021 and 2022, respectively.

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

For the years ended September 30, 2020, 2021 and 2022, the Group generated revenues from provision of value-added services. Value-added services and others primarily consist of fees received from the tenants from the Group’s provision of internet connection and utility services as part of the lease agreement.

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

Selling and marketing expenses

Sales and marketing expenses consist primarily of online and offline marketing expenses, promotion expenses, staff costs of sales personnel and other related incidental expenses that are incurred indirectly to attract or retain tenants for the Group. Advertising expenses incurred were RMB 10,773, RMB nil and RMB nil for the years end September 30, 2020, 2021 and 2022, respectively.

Research and development expenses

Research and development expenses include payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and big data analysis to support the Group’s business operations.

Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB 18,283, RMB 3,383 and RMB 1,349 for the years ended September 30, 2020, 2021 and 2022, respectively.

PRC value-added taxes and related taxes

The Group is subject to value-added taxes at the rate of 6% for rendering services, 9% for rental business and 13% for sales of goods, education surtax and urban maintenance and construction tax, on the services provided in the PRC. Education surtax and urban maintenance and construction tax are primarily levied based on revenue at applicable rates and are recorded as a reduction of revenues.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. As of September 30, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

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

For the year ended September 30, 2021, the Group issued 77,100,000 treasury shares and repurchase the same amount of treasury shares which were used as a pledge with Shanghai Huarui Bank (“SHRB”). For the year ended September 30, 2022, the Company reissued the 77,100,000 treasury shares to a third party which purchased and assumed the unpaid borrowings due to SHRB.

As of September 30, 2021 and 2022, the Group had treasury shares account of 77,100,000 and nil ordinary shares with total balance of RMB 5 and RMB nil.

Reclassification

Certain reclassifications have been made to the prior year’s consolidated balance sheets to conform to the current year’s presentation. These reclassifications had no impact on net income/(loss), shareholders’ equity, or cash flows as previously reported.

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

Convenience translation

The Group’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheet, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended September 30, 2022 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 7.1135, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2022, or at any other rate.

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

Coronavirus (“COVID-19”) Impact

The Group’s operations have been affected by the outbreak and spread of the coronavirus disease 2019(COVID-19), which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19outbreak is causing lockdowns, travel restrictions, and closures of businesses. While the outbreak of COVID-19 has come under control in the PRC since the second quarter of 2020, there was a significant rise in COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in various cities in China in early 2022. The local governments of the affected cities, including Shanghai, have reinstated certain COVID-related measures, including travel restrictions and stay-at-home orders. The Group’s businesses have been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent.

Due to the outbreak of COVID-19 since February 2020 through September 2022, the Chinese government required the nationwide closure of many business activities in the PRC to prevent the spread of COVID-19and protect public health. During this period, the Group adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. During the years ended September 30, 2020 , 2021 and 2020, the average month-end occupancy rate and the rental spread margin before discount for rental prepayments decreased as compared to fiscal year 2019 mainly due to the impact of COVID-19.

In December 2022, the local government abandoned its policies on quarantine at home and large-scale lockdowns, and the COVID-19 has been spreading rapidly in China. However, based on the assessment of current economic environment, customer demand and revenue trend, and the negative impact from COVID-19 outbreak and spread, it appears that the Group’s revenue and operating cash flows may continue to underperform in the next 12 months. Further, a resurgence could further negatively affect both major business segments and impair their ability to regain pre-covid operating levels. As such, the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

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

The following table summarizes the fair value of the Group’s financial liabilities that are accounted for at fair value on a recurring basis, by level within the fair value hierarchy, as of September 30, 2021 and 2022:

			Fair Value Measurements at Reporting Date Using
	Description	Fair Value as of September 30 RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total Gain for the Year Ended September 30, RMB
As of September 30, 2021	Contingent liabilities for payable for asset acquisition	164,254	164,254	—	—	—
As of September 30, 2022	Contingent liabilities for payable for asset acquisition	165,033	165,033	—	—	—

The fair value of contingent liabilities for payable for asset acquisition was referred to the market share price of the Group and the liabilities are classified in Level 1 of the valuation hierarchy. See Note 8 for contingent liabilities for payable for asset acquisition.

The following table presents the Group’s assets measured at fair value on a non-recurring basis as of September 30, 2021 and 2022:

			Fair Value Measurements at Reporting Date Using
Years Ended September 30,	Description	Fair Value as of September 30 RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total Loss for the Year Ended September 30, RMB
2021	Property and equipment	—	—	—	—	199,575
2021	Apartment rental agreements	75,883	—	—	75,883	—
2022	Apartment rental agreements	13,475	—	—	13,475	29,550
2021	Trademarks	76,038	—	—	76,038	—
2022	Trademarks	—	—	—	—	70,606

The property and equipment subject to impairment test represented leasehold improvements, and furniture, fixtures and equipment used in apartments. Fair value of the property and equipment was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its property and equipment are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, 3% and 11% for the year ended September 30, 2020. As of September 30, 2021, these property and equipment no longer generated cash flow for the Group, the Group recognizes full allowance against the property and equipment.

As a result of reduced expectations of future cash flows from certain leased apartments, the Group determined that the property and equipment was not fully recoverable and consequently recorded impairment charges of RMB 313,354, RMB 199,575 and RMB nil for the years ended September 30, 2020, 2021 and 2022, respectively.

The Group acquired from Great Alliance Coliving Limited. and its affiliates (“Beautiful House”) certain assets, including approximately 72,000 apartment rental contracts and leasehold improvements attached to the apartments, and trademarks of Beautiful House. The Group determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, which are unobservable inputs that fall within Level 3 of the fair value hierarchy. As a result of reduced expectations of future cash flows from certain leased apartments, the Group determined that neither apartment rental contracts nor trademarks were fully recoverable and consequently recorded impairment charges of RMB 425,341 and RMB 108,071, respectively, for the year ended September 30, 2020.

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

The revenue growth rate for apartment rental agreements was 0%, as a result of increase of unit rental fee by 0%, and the discount rate was 11% for the year ended September 30, 2022, which underperformed the profit projection target. In addition, with the Group changed its name into FLJ in September 2022, the Company would no longer operate rental business under the trademark of “Beautiful House”. The Group provided impairment of RMB 29,550 and RMB 70,606, respectively, on apartment rental contracts and trademarks for the year ended September 30, 2022.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive loss based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the completion of initial public offering (“IPO”) and has a continued employment provision for a period of time following the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, research and development expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended September 30, 2020, 2021 and 2022, the Group recognized share-based compensation expenses of RMB 16,045, RMB 15,806 and RMB 9,771, respectively, in the consolidated statements of comprehensive loss.

(Losses) earnings per share

Basic (losses) earnings per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted (loss) earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential ordinary shares, including preferred shares, convertible notes, share options and warrants are excluded from the computation in income periods should their effects be anti-dilutive. The Group had share options, convertible notes and warrants, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted (loss) earnings per share, the effect of the convertible redeemable and non-redeemable preferred shares, share options and warrants is computed using the two-class method or the as-if converted method, whichever is more dilutive.

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

Recent accounting pronouncements

In February 2016, the FASB issued ASU2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including final periods within those fiscal years. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 Codification Improvements to Topic 842, Leases and ASU No. 2018-11, Leases (Topic 842), Targeted Improvements. ASU No. 2018-10affects narrow aspects of the guidance issued in the amendments in Update2016-02and ASU No. 2018-11allows for an additional optional transition method where comparative periods presented in the financial statements in the period of adoption will not be restated and instead, companies will recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In November 2019, the FASB issued ASU2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates. ASU2019-10amends the effective dates for ASU2016-02. The Group is an EGC and expects to adopt ASU2016-02 utilizing the optional transition approach allowed under ASU2018-11 and apply the package of practical expedients beginning October 1, 2022. The Group expects material changes to its consolidated balance sheet to recognize right-of-use lease assets and related lease liabilities for operating leases. On October 1, 2022, the Group recognized approximately RMB 627 million of right-of-use assets and operating lease liabilities upon the adoption of ASC 842.

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

3.
OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of September 30,
	2021	2022
Receivable from sales of buildings under construction (1)	100,300	—
Due from a service provider (2)	23,326	36,100
Deposit for share settlement (3)	19,279	21,341
Others	438	1,588
	143,343	59,029

(1)
During the year ended September 30, 2021, the Group sold buildings under construction (See Note 4, Property and equipment, net) through judicial sale for the proceeds of RMB 100,300. As of September 30, 2021, the buyer has made cash consideration to the Court, which will allocate the proceeds to the Group’s creditors. During the year ended September 30, 2022, the Court completed the allocation of proceeds of RMB 95 million, and the remaining balance of RMB 5 million was deconsolidated as part of the assets of the VIE’s subsidiaries.
(2)
Upon asset acquisition with Beautiful House (Note 8), the Group engaged a third party service provider to provide apartment operation services to the Group. The third party service provider is controlled by one of the shareholders of the Seller of Beautiful House (Note 8). To support the operation services to the tenants, the Group made interest free loans to and operating expenses on behalf of the service provider and the loans are repayable on demand.
(3)
Upon settle payables due to Beautiful House arising from asset acquisition (Note 8), the Group paid a deposit of RMB 21,341 (US$3,000) to Beautiful House, which is expected to get repaid upon share settlement.

4.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of September 30,
	2021	2022
Cost:
Buildings	40,167	—
Vehicle	3,043	2,269
Office furniture, fixtures and equipment	20,456	922
	63,666	3,191
Less: Accumulated depreciation	(24,726)	(2,691)
	38,940	500

During the year ended September 30, 2021, the Group sold the buildings under construction in progress through judicial sales for proceeds of RMB 100,300. The Court assisted the Group to sell the building under construction and collected the proceeds on behalf of the Group. The Court completed the allocation of the proceeds to creditors in the year ended September 30, 2022. Accordingly, the Group recorded the proceeds of RMB 100, 300 and RMB nil as “Receivable from sales of buildings under construction” in other current assets as of September 30, 2021 and 2022, respectively (See Note 3, Other current assets).

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

Depreciation expenses were RMB187,092, RMB 20,039 and RMB 1,002 and for the years ended September 30, 2020, 2021 and 2022, respectively. Impairment loss against property and equipment were RMB 313,354, RMB 199,575 and RMB nil for the years ended September 30, 2020, 2021 and 2022, respectively.

Upon deconsolidation of Deconsolidated VIE’s Subsidiaries, the Group deconsolidated certain property and equipment. As of September 30, 2022, the Company had net book value of RMB 500 in property and equipment.

For the years ended September 30, 2020 and 2021, the Group disposed of certain property and equipment, including leasehold improvements, furniture, fixtures and equipment used in apartments, and office furniture, fixtures and equipment, at no consideration. On the disposal date, the disposed property and equipment were comprised of the following. On September 30, 2021, the Group sold buildings under construction with original cost of RMB 81,431 through judicial sale for the proceeds of RMB 100,300. For the years ended September 30, 2020, 2021 and 2022, the Group recognized net loss from disposal from property and equipment of RMB 454,224, RMB 19,448 and RMB nil, respectively.

	For the years ended September 30,
	2020	2021	2022
Cost:
Buildings	620,354	45,548	—
Vehicle	253,205	22,830	—
Office furniture, fixtures and equipment	500	50	—
	874,059	68,428	—
Less: Accumulated depreciation	(419,835)	(42,012)	—
	454,224	26,416	—

5.
INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of September 30,
	2,021	2,022
Cost:
Apartment rental contracts	112,849	55,967
Trademarks	86,900	16,294
Software	2,275	—
	202,024	72,261
Less: Accumulated amortization	(49,560)	(58,786)
	152,464	13,475

Amortization expenses were RMB 75,660, RMB 58,934 and RMB 26,397 for the years ended September 30, 2020, 2021 and 2022, respectively. Impairment loss against intangible assets were RMB 533,412, RMB nil and RMB 100,156 for the years ended September 30, 2020, 2021 and 2022, respectively.

For the years ended September 30, 2020, 2021 and 2022, the Group disposed of certain apartment rental contracts with net book value of RMB 14,756, RMB 10,725 and RMB 11,972, respectively, at no consideration. For the years ended September 30, 2020, 2021 and 2022, the Group recognized loss from disposal of intangible assets of RMB 14,756, RMB 10,725 and RMB 11,972, respectively.

The following table sets forth the Group’s amortization expenses for the five years since September 30, 2022:

Amortization expenses
Year ending September 30, 2023	6,002
Year ending September 30, 2024	3,734
Year ending September 30, 2025	1,588
Year ending September 30, 2026	829
Year ending September 30, 2027 and thereafter	1,322
13,475

6.
DEBT

The short-term and long-term debt were as follows:

	As of September 30,
	2021	2022
Short-term debt:
Short-term bank borrowings (1)	116,376	103,552
Long-term bank borrowings, current portion (1)	219,121	—
Other short-term payable (2)	223,208	6,545
	558,705	110,097
Long-term debt:
Long-term bank borrowings, non-current portion (1)	175,534	—
Other long term payable (2)	25,507	—
	201,041	—
	759,746	110,097

(1)
Bank borrowings

Bank borrowings with MY Bank

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

Upon deconsolidation of Deconsolidated VIE’s Subsidiaries, the bank borrowing with MY Bank with outstanding balance of RMB 24,652 was deconsolidated.

Bank borrowings with SHRB

In July and November 2020, SHRB extended due date of matured borrowing for the principal of RMB 27,000 from September 2019 to January through March of 2022, and due date of borrowing for the principal of RMB 132,000 to March 2023. In December 2020, the Group borrowed two new bank borrowing from SHRB with principal of RMB 25,929 and RMB 9,000, respectively. Both loans bear interest rate of 7.5% per annum and are due in December 2022. These two loans were guaranteed by Suzhou Qingke, collateralize by Suzhou Qinke and Qingke Public Rental, pledged by the accounts receivables guarantee of Suzhou Qingke, Qingke Public Rental and Hangzhou Qingke Residential Management Co., Ltd., and pledged by 77,100,000 treasury shares. The Group used the bank borrowings to repay the outstanding bank borrowings. As of September 30, 2021, the Group had an outstanding balance of RMB 193,929, of which RMB 27,000 was subject to an interest rate of 8.75% per annum and remaining balance was subject to an interest rate of 7.5% per annum. The weighted average interest rate for borrowings drawn under such credit facility was 7.5% and 7.9% per annum for the years ended September 30, 2020 and 2021, respectively.

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

On April 30, 2020, the Group entered into an 18-month bank loan contract with SHRB under which the Group borrowed RMB 50,000 to repay the rental instalment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum. In April 2021, SHRB extended due date of borrowing for the principal of RMB 50,000 to February 2022. Q&K Investment Consulting and Q&K E-commerce provided guarantee on the loans. As of September 30, 2021, the outstanding balance of the borrowing was RMB 50,000.

On May 28, 2020, the Group entered into an 18-month bank loan contract with SHRB under which the Group borrowed RMB 50,000 to repay the rental instalment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum. In April 2021, SHRB extended due date of borrowing for the principal of RMB 50,000 to February 2022. Q&K Investment Consulting and Q&K E-commerce provided guarantee on the loans. As of September 30, 2021, the outstanding balance of the borrowing was RMB 50,000.

In June 2022, SHRB sold the above loans to the Group to a third party. In the same time SHRB also transferred the 77,100,000 treasury shares pledged to SHRB to the third party. Upon negotiation, the Company issued these shares to the third party to settle part of the obligations. On deconsolidation of the subsidiaries of the VIE, the balance of due to third parties were fully deconsolidated.

Bank borrowings with China Merchants Bank

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

Upon deconsolidation of Deconsolidated VIE’s Subsidiaries, the bank borrowing of RMB 10,326 with China Merchants Bank were deconsolidated.

Rental instalments with SHRB

In the first quarter of 2019, the Group obtained a three-year revolving bank credit facility with SHRB under which the Group can draw-down up to RMB2,000,000, of which RMB1,000,000 is for rental instalment loans, by February 2022 with annual interest rate of 7.5%. As of September 30, 2021 and 2022, excluding the rental instalment loan facility, the Group did not draw down bank borrowings.

(2)
Other short and long term payable

Other long term payable mainly represents loans from certain third party entities with no fixed term at an annual interest rate of 5%. Other short term payable mainly represents loans from certain third party entities due within one year at an annual interest rate ranging between 3.8% and 6%.

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

On May 25, 2022, the Group issued 8,617,124,250 class A ordinary shares to a third party, at a total consideration of RMB 392,104 to settle the outstanding principal of RMB 217,477 and interest of RMB 24,665. The Company recorded inducement expenses of RMB 149,962.

7.
OPERATING COSTS

Operating costs include all direct costs incurred in the operation of the leased properties.

	For the years ended September 30,
	2020	2021	2022
Rental cost	813,773	642,354	539,487
Depreciation expenses	256,056	75,332	26,543
Personnel cost	77,392	224,125	144,926
Cost for value-added services and others	56,194	7,843	47
	1,203,415	949,654	711,003

8.
ASSET ACQUISITION

On July 22, 2020, the Group entered into a series of asset purchase agreements with Great Alliance Coliving Limited. and its affiliates (“Beautiful House” or the “Sellers”) to acquire assets, including approximately 72,000 apartment rental contracts with leasehold improvements attached toit, and trademarks of Beautiful House. In addition, the Group also assumed liabilities of RMB 349,665 associated with acquired assets. The consideration was comprised of cash of $29,000 (approximately RMB 205,306) and 128,589,392 shares of the Group’s Class A ordinary shares with total value of $42,673 (approximately RMB 289,733), reflecting discount for lack of marketability. The number of shares to be issued is determined based on the total share consideration amount agreed and average closing price of the Group’s ADS of 90 days prior to the execution of the asset purchase agreements. The shares are payable in three instalments of 30%, 40% and 30% with lockup periods expiring on June 30, 2021, 2022 and 2023, respectively. As of September 30, 2020, the Group made a cash payment of $5,800 (equivalent of RMB39,498). There were no material direct transaction costs related to the transaction. The remaining cash consideration payable of $23,200(equivalent of RMB 165,808) and share consideration of RMB289,733 were recorded in the account of “Payable for asset acquisition” and “additional paid-in capital”, respectively.

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

The total consideration of RMB 495,039, after deducting the liabilities of RMB 349,665 assumed in the asset acquisition, was allocated to identify assets on the basis of their relative fair value. The allocation is as follows:

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

The 57,786,458 ordinary shares are subject to a make-whole cash-settled provision, and 20,860,749 ordinary shares of which are also subject to redemption. The Group assessed the redemption terms and assessed it is probable that the Group will redeem these ordinary shares. The 57,786,458 ordinary shares fall in the classification of a liability. As of September 30, 2021 and 2022, the Group recorded the liabilities of RMB 164,254 and RMB 165,033 in the account of “Contingent liabilities for payable for asset acquisition”. The change in the balance as of September 30, 2021 and 2022 arose from change in foreign exchange rates.

9.
CONVERTIBLE NOTE, NET

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

On May 25, 2022, the Group entered into certain amendments to the conversion price of the convertible notes, which was adjusted to being the price calculated as seventy five percent 75% of the 15-Trading Day average closing price of the Company’s American Depositary Shares (the “ADS”), each representing 150 class A ordinary shares of the Company, as of May 13, 2022 (the “Conversion Price”). The holders of Notes converted all of the outstanding principal amount of convertible notes and all the accrued but unpaid interest as of such date at the Conversion Price. The Company issued 15,414,467,400 Ordinary Shares, at fair value of RMB 701,403 to settle the convertible notes and all the accrued but unpaid interest of RMB 427,679. The Group accounted for the transaction as an inducement offer and recognized inducement expenses of RMB 273,724 upon conversion.

By May 13, 2022, the date on which the Company settled the convertible noted, the Group closed 22 issuances of Notes of $51,637 (approximately RMB 344,619). The maturity dates of these Notes shall be the fourth anniversary of issuance dates.

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

(1)
120% of 30-Trading Day average closing price of the Company’s American Depositary Shares (the “ADS”), or
(2)
if the Group completes an ADS offering of at least $50,000 within eighteen (18) months after the issuance date of this Note, eighty percent (80)% of the issue price per ADS in such offering, such adjusted conversion price shall be effective on the day immediately succeeding the closing date of the ADS offering.

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

A summary of warrants activity for the years ended September 30, 2020, 2021 and 2022 was as follows. The number of ADS were retroactively adjusted to reflect the stock split of ADS effective on March 7, 2022.

A summary of warrants activity for the years ended September 30, 2021 and 2021 was as follows:

	Number of ADSs	Weighted average life	Expiration dates
Balance of warrants outstanding as of September 30, 2020	21,913	4.84 years
Grants of Warrants on October 14, 2020	963	5 years	October 14, 2025
Grants of Warrants on October 20, 2020	2,770	5 years	October 20, 2025
Grants of Warrants on October 29, 2020	3,124	5 years	October 29, 2025
Grants of Warrants on December 15, 2020	5,744	5 years	December 15, 2025
Grants of Warrants on February 25, 2021	4,630	5 years	February 25, 2026
Grants of Warrants on April 7, 2021	3,174	5 years	April 7, 2026
Grants of Warrants on May 18, 2021	1,720	5 years	May 18, 2026
Grants of Warrants on June 21, 2021	2,715	5 years	June 21, 2026
Grants of Warrants on July 13, 2021	7,435	5 years	July 13, 2026
Grants of Warrants on July 30, 2021	1,773	5 years	July 30, 2026
Grants of Warrants on September 8, 2021	1,311	5 years	September 8, 2026
Grants of Warrants on September 30, 2021	1,355	5 years	September 30, 2026
Balance of warrants outstanding as of September 30, 2021	58,627	4.25 years
Grants of Warrants on October 19, 2021	1,705	5 years	October 19, 2026
Grants of Warrants on November 1, 2021	2,184	5 years	November 1, 2026
Grants of Warrants on November 29, 2021	1,939	5 years	November 29, 2026
Grants of Warrants on December 10, 2021	2,127	5 years	December 10, 2026
Grants of Warrants on January 6, 2022	3,801	5 years	January 6, 2027
Grants of Warrants on January 27, 2022	13,385	5 years	January 27, 202
Grants of Warrants on March 1, 2022	7,412	5 years	March 1, 2027
Grants of Warrants on March 31, 2022	8,031	5 years	March 31, 2027
Balance of warrants outstanding as of May 13, 2022	99,211

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

The proceeds from issuance of the Notes were allocated to the relative fair values of the Notes and warrants. The Group estimated fair value of Notes were RMB 286,098, using discount cash flow model, which took into consideration the term yields ranging between 18.12% and 25.58%. The Group estimated fair value of the warrants issued at RMB 6,052, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”. The Group allocated proceeds of RMB 8,596 to the warrants which was recorded as an additional paid-in capital.

On May 25, 2022, the Group settled convertible notes and all the accrued but unpaid interest. In the meantime, the warrants to subscribe the ADSs were cancelled.

The discounts of RMB 8,596 will be amortized as additional interest expense over the terms of Notes. For the years ended September 30, 2020, 2021 and 2022, the Group accrued accretion of interest expenses of RMB 214, RMB 1,988 and RMB 1,222, respectively.

The key assumption used in estimates are as follows:

	July 29, 2020	September 25, 2020	October 14, 2020	October 20, 2020	October 29, 2020	December 15, 2020	February 25, 2021	April 7, 2021	May 18, 2021
Terms of warrants	60 months	60 months	60 months	60 months	60 months	60 months	60 months	60 months	60 months
Exercise price	57.3090	51.1070	46.5205	43.3265	38.4150	25.8380	17.7090	16.6355	10.1560
Risk free rate of interest	0.21%	0.21%	0.29%	0.29%	0.29%	0.28%	0.58%	0.61%	0.69%
Dividend yield	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Annualized volatility of underlying stock	40.0%	39.0%	39.0%	39.0%	39.0%	40.0%	41.0%	40.0%	40.0%

	June 21, 2021	July 13, 2021	July 30, 2021	September 8, 2021	September 30, 2021
Terms of warrants	60 months	60 months	60 months	60 months	60 months
Exercise price	10.1560	8.0360	8.0360	5.9720	5.9720
Risk free rate of interest	0.69%	0.52%	0.52%	0.76%	0.76%
Dividend yield	0.00	0.00	0.00	0.00	0.00
Annualized volatility of underlying stock	40.0%	40.0%	40.0%	40.0%	40.0%

	October 11, 2021	November 1, 2021	November 11, 2021	December 10, 2022	January 6, 2022	January 27, 2022	March 1, 2022	March 31, 2022
Terms of warrants	60 months	60 months	60 months	60 months	60 months	60 months	60 months	60 months
Exercise price	4.5744	4.2757	4.0013	3.5739	3.2626	2.8391	2.5636	2.3658
Risk free rate of interest	1.17%	1.24%	1.24%	1.55%	1.55%	1.55%	1.96%	1.96%
Dividend yield	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Annualized volatility of underlying stock	40.9%	40.8%	40.8%	41.5%	41.5%	41.5%	42.2%	42.2%

10.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of September 30,
	2021	2022
Due to a rental service company (1)	603,884	—
Tenant deposits	102,355	5,184
Payable to a constructor for leasehold improvements (2)	62,498	—
Other tax payable	91,970	63,619
Interest payable	106,439	1,680
Accrued utilities	25,503	—
Operation service payable	35,514	—
Accrued payroll and welfare	4,471	3,999
Others	16,727	7,167
	1,049,361	81,649

(1)
As of September 30, 2021, the balance of due to a rental service company primarily represented
a)
the rental deposits and prepaid rental fee collected from tenants. The rental deposits and prepaid rental fee belonged to the rental service company, for which the Group provided apartment operation services since April 2020, and
b)
Capital lease payable and other financing payables due to the rental service company. The Group started to cooperate with a rental service company to source and renovate apartments since August 2018. For certain identified newly sourced apartments, the rental service company reimburses the Group for costs incurred for the renovation. The Group then makes payments to the rental service company in instalments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to the Group. The Group accounts for this arrangement with the rental service company as a capital lease. The Group terminated cooperation with the rental service company, and the Group reclassified the capital lease payable and other financing payable to the account of “Due to a rental service company”.

During the year ended September 30, 2022, the Company deconsolidated subsidiaries of the VIE. As of September 30, 2022, the Company had no balance of due to a rental service company.

(2)
During the year ended September 30, 2022, the constructor claimed debts with the Court (Note 3), which allocated the proceeds to the constructor. As of September 30, 2022, the Company had no outstanding balance due to the constructor.
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

As of June 24, 2022, Yijia Inc. held 75.2 million Class B ordinary shares. On June 24, 2022, Yijia Inc. transferred all reserved ordinary shares to Golden Stream Limited, a company controlled by Mr. Qu Chengcai, the Chief Executive Officer of the Group. Upon transfer, the Class B ordinary shares previously held by Yijia Inc. were automatically converted to Class A ordinary shares pursuant to the Company’s third amended and restated memorandum and articles of association. Since then, Golden Stream Limited became a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. The board resolutions allow the grantees to hold options to purchase from the Golden Stream Limited the equity shares of the Group.

All the share information disclosed under Stock Option A and Stock Option B in this section refers to the shares of the Group the grantees are entitled through Yijia Inc. shares before June 24, 2022 and through Golden Stream Limited after June 24, 2022. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offset to additional paid-in capital. Given the shares owned by Yijia Inc./ Golden Stream Limited for the purpose of the incentive program are existing and outstanding shares of the Group, the options do not have any dilution effect on the loss per share (see Note 12).

Stock Option A

On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, the Group granted an aggregate number of 26.86 million share options to certain management, employees and non-employees of the Group. Under the plan, the exercise price was US$0.31 (RMB2.00) per share and vests 50% on the first and second anniversary after the IPO date. All grantees were restricted from transferring more than 25% of their total exercised ordinary shares each year after the exercise date. Given the vesting was contingent on the IPO and vested on the first and second anniversary after the IPO date, no share-based compensation expense is recognized until the date of IPO. For the year ended September 30, 2021, no share options were vested or exercised. As of September 30, 2021 and 2022, the number of outstanding options is 10,250,000 and 10,250,000, respectively, which was equal to the number of option expected to be vested. The remaining Stock Options A are exercisable into 10,250,000 Class B ordinary shares. Because the exercise price is out of money, the weighted average intrinsic value of the outstanding options and the options expected to vest was RMB nil.

Stock Option B

On July 31, 2017, the Group granted 43.14 million share options to management and employees of the Group. The options vested immediately upon the grant date and the exercise price were US$0.31 (RMB2.00) per share. All grantees were restricted from transferring its exercised ordinary shares during certain periods subsequent to the IPO date (the “lock-up period”). If the grantee resigned from the Group before the IPO or during the lock-up period, the Group has the right to repurchase the share options or ordinary shares at the exercise price. The Group believes that the repurchase feature is effectively to require the employee to remain throughout the requisite period in order to receive any economic benefit from the award. As such, the repurchase feature functions as a vesting condition that is contingent on the IPO, no share-based compensation expense is recognized until the date of IPO. As of September 30, 2021 and 2022, the Group had 23,950,000 and 23,850,000 share options outstanding, vested and exercisable. The remaining Stock Options B are exercisable into 23,850,000 Class A ordinary shares. Because the exercise price is out of money, the weighted average intrinsic value of these share options were RMB nil.

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

2019 Share Incentive Plan

The 2019 Share Incentive Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering.

In June 2022, the Group issued 72 million stock options with nil exercise price to Mr. Qu, the Chief Executive Officer of the Company. All of the stock options were vested and exercised immediately upon grant. The Group recorded stock options at the grant date fair value per ADS of US$1.4537 by reference to the share price in the open market on grant date.

In June 2022, the Group issued 50.36 million stock options with nil exercise price to Mr. Sun, the Chief Financial Officer of the Company, of which 43.18 million stock options vested and exercised immediately upon grant, 3.59 million stock options vested on August 3, 2022, and the remaining 3.59 million stock options vested on August 3, 2023. As of September 30, 2022, the 3.59 million stock options vested on August 3, 2022 was not exercised by or issued to Mr. Sun. The Group recorded stock options at the grant date fair value per ADS of US$1.4537 by reference to the share price in the open market on grant date.

A summary of option activity during the year ended September 30, 2022 is presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual Life
Outstanding, as of September 30, 2021	34,200,000	2	4.96
Granted	122,360,108	—	10.00
Exercised	(115,180,054)	—	10.00
Forfeited	(100,000)	2	4.83
Outstanding, as of September 30, 2022	41,280,054	2	5.44
Vested and exercisable as of September 30, 2022	37,690,027	2	4.51
Vested or expected to vest as of September 30, 2022	41,280,054	2	5.44

The Group recognized the compensation cost for the stock options on a straight line basis over the requisite service periods.

For the years ended September 30, 2020, 2021 and 2022, the Group recorded compensation expenses of RMB 16,045, RMB 1,236 and RMB 9,771 in connection with the above stock options. As of September 30, 2022, the Group had unrecognized compensation expenses for stock options of RMB169.

Restricted shares units

Under 2019 Share Incentive Plan, in March 2021, the Group also issued 25,000,000 restricted share units (“RSU”) to a consulting company for the service provided. All of the RSU were vested immediately upon grant. The Group recorded RSU at the measurement date fair value per share of US$0.09 by reference to the share price in the open market on grant date.

For the years ended September 30, 2020, 2021 and 2022, the Group recorded compensation expenses of RMB nil, RMB 14,570 and RMB nil in connection with the above restricted shares units.

As of September 30, 2022, the Group had no unrecognized compensation expenses for restricted share units.

For the years ended September 30, 2020, 2021 and 2022, the total share-based compensation expenses were comprised of the following:

	For the years ended September 30,
	2020	2021	2022
Selling and marketing expenses	83	7	12
General and administrative expenses	15,596	15,991	9,737
Research and development expenses	366	(192)	22
	16,045	15,806	9,771

12.
LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	For the years ended September 30,
	2020	2021	2022
Numerator:
Net (loss) income attributable to FLJ Group Limited’s ordinary shareholders	(1,533,592)	(569,174)	820,023
Denominator:
Weighted average ordinary shares outstanding—basic and diluted	1,351,127,462	1,460,692,909	10,258,424,457
Net loss per share—basic and diluted	(1.14)	(0.39)	0.08

For the years ended September 30, 2020, 2021 and 2022, weighted average ordinary shares included nil, nil and 3,590,027 stock options. The 3,590,027 stock options were vest but unexercised as of September 30, 2022. The Company included the stock options because they are exercisable at RMB nil.

For the years ended September 30, 2020, 2021 and 2022, potential ordinary shares from assumed conversion of 2,789,720, 7,452,445 and 0 convertible notes as well as 41,750,000, 34,200,000 and 37,690,027 options have not been reflected in the calculation of diluted net loss per share as their inclusion would have been anti-dilutive.

13.
INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company, FLJ Group Limited is not subject to tax on income or capital gain.

BVI Islands

Under the current laws of the British Virgin Islands (“BVI”), the Group, QK365.com Inc. incorporated in BVI is not subject to tax on income or capital gain.

Hong Kong

QingKe (China) Limited and Fenglinju and are subject to Hong Kong profit tax. The applicable tax rate for the first Hong Kong dollar (“HKD$”) $2,000 of assessable profits is 8.25% and assessable profits above HKD$2,000 will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

United States of America

The Group’s subsidiary in the U.S. is registered in the state of Delaware and is subject to a flat U.S. federal corporate income tax rate of 21%. In the year ended September 30, 2022, the US company filed a withdrawal that it was no longer required to file documents or tax returns to State or Federal since it was not generating profit as a legal entity thereafter.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Tax benefits is comprised of the following:

	For the years ended September 30,
	2020	2021	2022
Current tax income	13	31	21
Deferred tax expenses	—	—	—
	13	31	21

A reconciliation between the effective income tax rate and the PRC statutory income tax rate are as follows:

	For the years ended September 30,
	2020	2021	2022
PRC statutory tax rate	25%	25.0%	25.0%
Effect of different tax rates of group entities operating in other jurisdictions and preferential tax rates of group entities	0.5%	(5.0)%	14.8%
Effect of other expenses that are not deductible in determining taxable profit	—	(0.9)%	0.3%
Effect of gain from deconsolidation	—	—	(52.9)%
Effect of share-based compensation	(0.3)%	(0.7)%	0.3%
Effect of loss on disposal of long-term assets	(7.6)%	(2.0)%	0.4%
Effect of change in valuation allowance	(17.6)%	(16.4)%	12.1%
	(0.0)%	(0.0)%	(0.0)%

The principal components of the Group’s deferred income tax assets as of September 30, 2021 and 2022 are as follows:

	As of September 30,
	2021	2022
Deferred tax assets:
Net losses carry forwards	215,193	109,940
Impairment loss on long-term assets	313,668	338,707
Allowance of doubtful accounts	37,668	39,136
Other accrued expenses	22,746	22,746
Advertising expenses	12,592	12,592
Valuation allowance	(601,867)	(523,121)
	—	—

Movement of the valuation allowance is as follows:

Balance as of September 30, 2019	338,964
Addition	280,958
Write off	—
Balance as of September 30, 2020	619,922
Addition	94,809
Write off	(112,864)
Balance as of September 30, 2021	601,867
Addition	99,230
Write off	(177,976)
Balance as of September 30, 2022	523,121

The write down of the valuation allowance is related to a reduction of the deferred tax asset for net operating losses from to the realizable amount based on prior tax filings and deconsolidation entities.

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

As of September 30, 2022, the Group had tax loss carryforwards of RMB 439,563, of which nil, RMB 143,592, RMB 24,556, RMB 21,168 and RMB 250,247, will expire, if unused, by 2023, 2024, 2025, 2026, and 2027, respectively. As of September 30, 2022, the net operating loss carryforward in Hong Kong RMB 300. The net operating loss in Hong Kong can be carried forward indefinitely.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2018 through 2022 on non-transfer pricing matters, and from 2012 through 2022 on transfer pricing matters.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of September 30, 2021 and 2022.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary.

For the year ended September 30, 2022, the gains from deconsolidation of VIE’s subsidiaries were recorded by Company and was not allocated to the Group’s PRC subsidiaries and VIE. The Group’s PRC subsidiaries and VIE reported accumulated deficits that are not available for distribution as of September 30, 2021 and 2022.

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

Amounts restricted including paid-in capital and statutory reserve funds as determined pursuant to PRC Laws were RMB 1,754,615 and RMB 10,000 as of September 30, 2021 and 2022, respectively.

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

Related Party	Relationship with the Group
Shanghai Laiguan Property Management Co., Ltd. (“Laiguan”) (i)	An entity controlled by certain shareholders of the Group
Shanghai Qingji Property Management Co., Ltd. (“Qingji”) (i)	An entity controlled by certain shareholders of the Group
Wangxiancai Limited	An entity controlled by the legal representative and executive director of one of the subsidiaries
Key Space (S) Pte Ltd (“Key Space”)	An entity controlled by certain shareholders of the Group
Mr. Qu Chengcai	Chief Executive Officer
Mr. Sun Zhichen	Chief Financial Officer

(i)
Laiguan and Qingji ceased to be a related party of the Group in January 2021.

The Group entered into the following transactions with its related parties:

For the years ended September 30, 2020, 2021 and 2022, services provided by the related parties were as follows:

	For the years ended September 30,
	2020	2021	2022
Labor outsourcing service expense to Laiguan	25,059	—	—
Labor outsourcing service expense to Qingji.	22,405	—	—
	47,464	—	—

As stated in Note 1, on October 26, 2021 and December 17, 2021, the Group transferred the equity interest in the Q&K Investment Consulting and Q&K HK, respectively, to Wangxiancai Limited for nominal consideration.

As stated in Note 9, for the years ended September 30, 2020, 2021 and 2022, the Group issued convertible notes in exchange for cash of $24,018 (RMB 163,565), $17,574 (RMB 113,236) and $2,813 (RMB 20,007), respectively, to Key Space.

Among the convertible notes issued in the year ended September 30, 2020, $7,133 and $16,885 are subject to interest rate of 15% per annum and 17% per annum, respectively. Among the convertible notes issued in the year ended September 30, 2021, $5,220 and $12,354 are subject to interest rate of 15% per annum and 17% per annum, respectively. Among the convertible notes issued in the year ended September 30, 2022, $835 and $1,978 are subject to interest rate of 15% per annum and 17% per annum, respectively. For the year ended September 30, 2020, 2021 and 2022, the Group accrued interest expenses of RMB 4,365, RMB 49,512 and RMB 13,094 on the convertible notes. On May 25, 2022, the Company issued ordinary shares to settle outstanding principal and unpaid interest.

As stated in Note 11, the Group issued 72 million and 43.18 million stock options to Mr. Qu and Mr. Sun, respectively. (See Note 11-Share based compensation)

As of September 30, 2021 and 2022, amounts due from related parties were RMB 201 and RMB nil, respectively, and details are as follows:

	As of September 30,
	2021	2022
Others	201	—
	201	—

As of September 30, 2021 and 2022, amounts due to related parties were RMB nil and RMB 4,831, respectively. The balance due to related parties represented borrowings from the related parties which were due within 12 months from borrowing. Details are as follows:

		As of September 30,
		2021	2022
Key Space	—	—	4,065
Others		—	766
		—	4,831

16.
COMMITMENTS AND CONTINGENCIES
(a)
Operating lease commitments

The Group has entered into lease agreements for properties which it operates. Such leases are classified as operating leases. Future minimum lease payments under non-cancellable operating lease agreements at September 30, 2022 were as follows:

For the years ending September 30,
2023	339,513
2024	211,216
2025	81,947
2026	34,447
2027 and thereafter	37,905
Total	705,028

(b)
Purchase Commitments

As of September 30, 2022, the Group’s did not have commitments related to leasehold improvements and installation of equipment.

(c)
Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

17.
SUBSEQUENT EVENTS

2022 Share Incentive Plan

On November 18, 2022, the board of directors has approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 2,500,000,000 Class B ordinary shares of the Company (the “Shares”).

In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

The board of directors has also approved the issuance of the Shares to an ESOP Platform, which is holding these Shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by the ESOP Platform are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of this report, 2,500,000,000 Class B ordinary shares were reserved to 2022 Plan and no Class B ordinary shares have been issued under the 2022 Plan.

Commitment letter for net settle outstanding receivables

As of September 30, 2022, the Company had a balance of due from a service provider of RMB 36,100 and deposits of RMB 21,341 (Note 3). As one of the shareholders of the Seller of Beautiful House controls the service provider, both balances were collectible from the shareholder and one of its subsidiaries ("Shareholders"), to which the Company was obliged to make contingent liabilities aggregating RMB 119,186. On January 10, 2023, the Shareholders provided a commitment letter to the Company, pursuant to which the Shareholders agreed to net settle the outstanding receivable upon the Company repays the contingent liabilities.