Form 20-F
period 2023-09-30
FLJ Group Ltd
filed 2024-02-09
CIK 1769256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

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

Room 1610
No. 917, East Longhua Road
Huangpu District, Shanghai, 200023
People’s Republic of China
(Address of principal executive offices)

Chengcai Qu, Chief Executive Officer
Phone: +86-21-6422-8532
Email: ccqu@qk365.com

Room 1610
No. 917, East Longhua Road
Huangpu District, Shanghai, 200023
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing six hundred thousand (600,000) Class A ordinary shares, par value US$0.0000001 per share)	FLJ	NASDAQ Global Market
Class A ordinary shares, par value US$0.0000001 per share*

*	As of the date of this annual report. Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

As of September 30, 2023, there were 2,837,892,046,400 ordinary shares outstanding, consisting of 2,587,892,046,400 Class A ordinary shares and 250,000,000,000 Class B ordinary shares, all with a par value of US$0.0000001 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

●	“ADSs” refers to our American depositary shares, each of which represents 600,000 Class A ordinary shares as of the date of this annual report;

●	“Acquisition” has the meaning ascribed to it in the note below**;

●	“Alpha Mind” refers to Alpha Mind Technology Limited, a company incorporated under the laws of the British Virgin Islands, and, if applicable, its consolidated entities;

●	“China” or the “PRC” refers to the People’s Republic of China, including, for the purposes of this annual report, Hong Kong and Macau, unless referencing specific laws and regulations and other legal and tax matters applicable only to mainland China, and excluding, for the purposes of this annual report only, Taiwan;

●	“CBIRC” means the China Banking and Insurance Regulatory Commission;

●	“Continuing Operations” has the meaning ascribed to it in the note below*;

●	“Current VIEs” refer to Huaming Insurance Agency Co., Ltd. and Huaming Yunbao (Tianjin) Technology Co., Ltd.**;

●	“Current WFOE” refer to Jiachuang Yingan (Beijing) Information & Technology Co., Ltd.**;

●	“Discontinued Operations” has the meaning ascribed to it in the note below*;

●	“Disposal” has the meaning ascribed to it in “Item 4. Information on the Company—A. History and development of the Company”;

●	“Disposed Business” has the meaning ascribed to it in “Item 4. Information on the Company—A. History and development of the Company”;

●	“Former VIE” or “Q&K E-commerce” refers to Shanghai Qingke E-commerce Co., Ltd.*;

●	“Former VIE entities” refer to Qingke (China) Limited or Q&K HK, Shanghai Qingke Investment Consulting Co., Ltd. and Shanghai Qingke E-commerce Co., Ltd. and its subsidiaries*;

●	“Former WFOE” or “Q&K Investment Consulting” refers to Shanghai Qingke Investment Consulting Co., Ltd.*;

●	“Notes” has the meaning ascribed to it in “Item 4. Information on the Company—A. History and development of the Company”;

●	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0000001 per share as of the date of this annual report;

●	“RMB” and “Renminbi” refer to the legal currency of mainland China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	“VIE” refers to variable interest entity; and

●	“we,” “us,” “our company,” “our,” “the Company”, and “the Group” means, FLJ Group Limited and its subsidiaries, which include Alpha Mind following the consummation of the Acquisition. FLJ Group Limited is a Cayman Islands holding company with no operations of its own and conducts its business through its subsidiaries and the Current VIEs in China. The Current VIEs are consolidated for accounting purposes but are not entities in which FLJ Group Limited owns any equity.

*	On October 26, 2021 and December 17, 2021, FLJ Group Limited (together with its consolidated subsidiaries, the “Group”) transferred of all of its equity interest in Shanghai Qingke Investment Consulting Co., Ltd. (“Q&K Investment Consulting”) and Qingke (China) Limited (“Q&K HK”), respectively, to Wangxiancai Limited, which was a related party of the Group and is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “First Equity Transfer”). As of September 30, 2022, the Group did not account for the transfer of equity interest in Q&K HK, Q&K Investment Consulting and Q&K E-commerce as a discontinued operation, as FLJ Group Limited was the primary beneficiary of Q&K HK, Q&K Investment Consulting and Q&K E-commerce as FLJ Group Limited had the power to direct the activities of these companies that most significantly impact their economic performance and FLJ Group Limited had the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception. On October 31, 2023, the Group transferred of all of its equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Haoju”), to Wangxiancai Limited, at nominal consideration (the “Second Equity Transfer”). Upon the completion of the Second Equity Transfer, the Group no longer conducts long-term apartment rental business in China. The disposals of Q&K Investment Consulting, Q&K HK and Haoju are accounted as discontinued operations (“Discontinued Operations”). The remaining ongoing business operations of our Group (excluding these disposed entities) are accounted as continuing operations (“Continuing Operations”). See Note 1—Organization and Principal Activities to our consolidated financial statements for more information.

**	On November 22, 2023, we entered into an equity acquisition agreement with Alpha Mind, an insurance agency and insurance technology business in the PRC, and Alpha Mind’s shareholders to acquire all of the issued and outstanding shares in Alpha Mind (the “Acquisition”). The Acquisition of Alpha Mind was consummated on December 28, 2023. Alpha Mind conducts its insurance agency and insurance technology businesses in the PRC through its indirectly wholly-owned subsidiary, Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. (the “Current WFOE”) and the Current WFOE’s consolidated variable interest entities. In April 2022, Alpha Mind, through the Current WFOE, entered into contractual arrangements with Huaming Insurance Agency Co., Ltd. (“Huaming Insurance”) and Huaming Yunbao (Tianjin) Technology Co., Ltd. (“Huaming Yunbao, together with Huaming Insurance, the “Current VIEs”), respectively. The contractual arrangements enable Alpha Mind to obtain control over the Current VIEs.

Our fiscal year-end is September 30. “FY 2021” refers to our fiscal year ended September 30, 2021, “FY 2022” refers to our fiscal year ended September 30, 2022, and “FY 2023” refers to our fiscal year ended September 30, 2023.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB7.2960 to US$1.00, the noon buying rate on September 30, 2023 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On February 2, 2024, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.1920 to US$1.00.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

●	our mission and strategies;

●	our ability to continue as a going concern;

●	our ability to integrate strategic investments, acquisitions and new business initiatives;

●	our ability to continuously develop new technology, services and products and keep up with changes in the industries in which we operate;

●	our ability to achieve or maintain profitability;

●	general economic and business condition in China and elsewhere, particularly the insurance agency industry;

●	our expectations regarding demand for and market acceptance of the products and services provided on our platform;

●	our ability to retain our customer base after the Acquisition, build customer loyalty and increase recognition of the Alpha Mind brand;

●	our relationship with financial institution partners and third party product and service providers; and

●	competition in the insurance agency industry.

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

ENFORCEABILITY OF CIVIL LIABILITIES

We and the Current VIEs conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and these persons located in China.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States. Thus, we believe that it is uncertain whether and on what basis a PRC court would enforce a judgment ruled by a court in the United States. As such, there is uncertainty as to the cost and time constraints associated with seeking enforcement of such a judgement in PRC.

In addition, under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. We believe that it will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws by virtue only of holding securities, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

v

PART I

Risks Associated with Being Based in or Having the Majority of the Operations in China

We are exposed to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. We are subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. We may also be subject to sanctions imposed by PRC regulatory agencies, including China Securities Regulatory Commission (the “CSRC”), if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These China-related risks could result in a material change in our operating entities and the Current VIEs’ operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.

The PRC government may exert, at any time, substantial intervention and influence over the manner our operations. In recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement.

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

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. Under the amended Measures of Cybersecurity Review, which took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel, JunHe LLP, do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

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

On July 6, 2021, the relevant PRC governmental authorities publicated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Effective measures, such as promoting the construction of relevant regulatory systems, are to be taken by relevant regulatory authorities to deal with the risks and incidents of China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we and our PRC legal counsel, JunHe LLP, are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On February 17, 2023, the CSRC released a set of regulations consisting of six documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, which came into effective on March 31, 2023. According to the Overseas Listing Filing Rules, China-based companies that have already offered shares or been listed overseas prior to the implementation of such new regulations qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent overseas offering or listing occurs. However, the Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which will take effective from March 31,2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations.

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

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Related to Doing Business in China” for more details.

Risks Associated with being a Holding Company and the VIE Structure

During the reporting period, we did not conduct any business operation through a variable interest entity.

On November 22, 2023, we entered into an equity acquisition agreement with Alpha Mind, an insurance agency and insurance technology business in the PRC, and Alpha Mind’s then shareholders to acquire all of the issued and outstanding shares in Alpha Mind. The Acquisition was consummated on December 28, 2023. Alpha Mind conducts its insurance agency and insurance technology businesses in the PRC through the Current WFOE and its consolidated variable interest entities. In April 2022, Alpha Mind, through the Current WFOE, entered into contractual arrangement with each of the Current VIEs, respectively. The contractual arrangements enable Alpha Mind to obtain control over the Current VIEs. As a result, we conduct our business operation through Current VIEs as of the date of this annual report.

We, the PRC subsidiaries and the Current VIEs face material risks relating to our corporate structure. We are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with the Current VIEs based in China, and this structure involves unique risks to investors. The Current VIEs structure provides investors with exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. If the PRC government deems that our contractual arrangements with the Current VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the Current VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with the Current VIEs and, consequently, significantly affect the financial performance of the Current VIEs and our company as a group. There is a possibility that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, and this could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure —If the PRC government determines that the contractual arrangements in relation to the VIE structure do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the way they are interpreted change, we, the PRC subsidiaries could be subject to severe penalties or be forced to relinquish their interests in those operations.” for more details.

Risks Associated with the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”), is unable to inspect an issuer’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

The Company’s current auditor, OneStop Assurance PAC Singapore (“OneStop”), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. OneStop, whose audit report is included in this annual report, is headquartered in Singapore, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. OneStop’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCA Act calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

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

Our Dual Class Share Structure

We have a dual class share structure. As of the date of this annual report, our ordinary shares consist of 2,587,892,046,400 Class A ordinary shares and 250,000,000,000 Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure.

Golden Stream Ltd., a company controlled by Mr. Chengcai Qu, the Chief Executive Officer of the Group, beneficially owns all of our issued Class B ordinary shares, representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company as of the date of this annual report, due to the disparate voting powers associated with our dual-class structure. The Class B ordinary shares held by Golden Stream Ltd. represent the maximum number of shares underlying the Company’s new share incentive plan (the “2022 Plan). Golden Stream Ltd. and its controlling shareholder Mr. Chengcai Qu have agreed to act upon the instructions from a senior management committee of the Company, consisting of Chengcai Qu, Zhichen (Frank) Sun and Jiamin Chen determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of these Class B ordinary shares. As a result of the dual class share structure and the concentration of ownership, Golden Stream Ltd. and the senior management committee have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions.

For details of the risks related to our dual class share structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—Our dual class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial. ”

Our Holding Company Structure and Contractual Arrangement with the Current VIEs and Their Shareholders

FLJ Group Limited is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted through our PRC subsidiaries and other consolidated entities. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, FLJ Group Limited may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to FLJ Group Limited may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt.

After the consummation of the Acquisition, FLJ Group Limited conducts insurance agency businesses in the PRC through Alpha Mind and its indirectly wholly-owned subsidiary, the Current WFOE and the Current VIEs. In April 2022, Alpha Mind, through the Current WFOE, entered into contractual arrangements with Current VIEs, respectively. The contractual arrangements enable Alpha Mind to obtain control over the Current VIEs. The contractual arrangements consist of powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity pledge agreements and spousal consent letters. Terms contained in each set of contractual arrangements with each of the Current VIEs and its respective shareholders are substantially similar. In particular, (i) equity pledge agreements, entered into between the Current WFOE and each of the Current VIEs and its shareholders, where each shareholder of the Current VIEs pledged his or her equity interest to the Current WFOE to ensure performance of their obligations under other relevant contractual arrangements, and in case of breach, the Current WFOE has the right to dispose of the pledged equity. Current VIEs’ shareholders are prohibited from disposing of the pledged equity or taking actions that could negatively impact the pledgee’s rights without the Current WFOE’s written consent until all obligations are discharged; (ii) power of attorney, entered into between the Current WFOE and the Current VIEs and their shareholders, where each shareholder of the Current VIEs authorizes Current WFOE’s designated individuals to act as his or her exclusive agents, exercising all associated rights regarding their equity interest in the Current VIEs, and the power of attorney remains valid as long as the shareholder holds shares in the Current VIEs; (iii) exclusive business cooperation agreement, entered into between the Current WFOE and each of the Current VIEs, granting the Current WFOE the exclusive right to provide services to the Current VIEs in exchange for a service fee equal to 100% of the consolidated net income, and also including the exclusive right for the Current WFOE to purchase the Current VIEs’ business or assets at the lowest permissible price under PRC law, with the agreement remaining in effect unless otherwise specified by the parties; (iv) exclusive option agreements, entered into between the Current WFOE and the each of the Current VIEs and its shareholders, granting the exclusive right to purchase the equity interests of the Current VIEs’ shareholders, while the Current WFOE is entitled to dividends and distributions, and the exclusive option agreements remain in effect until the transfer of all equity interests to the Current WFOE or its designated party; and (v) spousal consent letters, signed by each spouse of the relevant individual shareholders of the Current VIEs, stating that the disposition of the equity interest held by their spouse will be governed by the above-mentioned agreements, and their spouse undertake not to make any assertions to such equity interest. As a result of these contractual arrangements, we, through Alpha Mind and its subsidiaries (i) are able to exercise effective control over the Current VIEs, and (ii) receive substantially all of the economic benefits from the Current VIEs. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the Current VIEs and Their Shareholders” for details.

However, neither FLJ Group Limited nor the Current WFOE owns any equity interests in the Current VIEs. Our contractual arrangements with the Current VIEs and their nominee shareholders are not equivalent of an investment in the equity interest of the Current VIEs. Instead, as described above, we are regarded as the primary beneficiary of the Current VIEs and consolidate the financial results of the Current VIEs under U.S. GAAP in light of the VIE structure.

The VIE structure involves unique risks to investors in the ADSs. It may be less effective than direct ownership in providing us with operational control over the Current VIEs and we may incur substantial costs to enforce the terms of the arrangements. For instance, the Current VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the Current VIEs in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the Current VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the Current VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the Current VIEs and their shareholders of their obligations under the contracts to direct the Current VIEs’ activities. The shareholders of the Current VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

We may face challenges in enforcing the contractual arrangements due to jurisdictional and legal limitations. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the Current VIEs and their nominee shareholders through our Current WFOE. As of the date of this annual report, the agreements under the contractual arrangements among our Current WFOE, the Current VIEs and their nominee shareholders have not been tested in a court of law. It is uncertain whether any new PRC laws or regulations relating to Current VIE structure will be adopted or, if adopted, what they would provide. If we or the Current VIEs are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits, registrations or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. The PRC regulatory authorities could disallow the Current VIE structure at any time in the future. If the PRC government deems that our contractual arrangements with the Current VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties and may incur substantial costs to enforce the terms of the arrangements, or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries, the Current VIEs, and investors in our securities (including the ADS) face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the Current VIEs and, consequently, significantly affect the financial performance of our company and the Current VIEs as a whole. For details, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure, including our principal subsidiaries immediately upon the closing of the Acquisition.

-------	►VIE contractual arrangement

Permissions Required from the PRC Authorities

We conduct our business in China through our subsidiaries and the Current VIEs. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our subsidiaries or the Current VIEs are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of the Current VIEs is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of the Current VIEs has obtained a valid business license from the local SAMR, and no application for any such license has been denied. In addition, the Current VIEs are also required to obtain insurance agency operating licenses pursuant to the PRC laws. As of the date of this annual report, as advised by our PRC legal counsel, JunHe LLP, we and the Current VIEs have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our subsidiaries or Current VIEs to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries or Current VIEs do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On December 28, 2021, CAC released the revised Cybersecurity Review Measures (the “Revised CAC Measures”) and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version) further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. Our PRC legal counsel, JunHe LLP, is of the view as because: (i) we are already listed on the Nasdaq Global Market and do not “seek to list on any other foreign stock exchange”; (ii) we and the Current VIEs do not hold personal information on more than one million users; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, we are not required to apply for a cybersecurity review under the Revised CAC Measures.

On February 17, 2023, the CSRC issued the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and five supporting guidelines, which became effective on March 31, 2023 (the “Overseas Listing Regulations”). The Overseas Listing Regulations are applicable to overseas securities offerings and/or listings conducted by issuers who are (i) companies incorporated in the PRC and (ii) companies incorporated overseas with substantial operations in the PRC. The Overseas Listing Regulations stipulate that such issuer shall fulfill the filing procedures within three working days after it makes an application for initial public offering and listing in an overseas stock market. Among other things, if an overseas listed issuer intends to effect any follow-on offering in an overseas stock market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) domestic legal opinions. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

As advised by our PRC legal counsel, JunHe LLP, we and the Current VIEs, (i) are not required to make the filing with the CSRC in connection with the Acquisition since the Acquisition does not involve any issuance or listing of shares or other equity-based securities of the Company on a stock exchange, which would trigger the filing requirement with the CSRC, (ii) are not required to go through cybersecurity review by the CAC since (a) we are already listed on the Nasdaq Global Market and do not seek to list on any other foreign stock exchange; (b) we and the Current VIEs do not hold personal information of more than one million users; and (c) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, and (iii) have not received or were denied such requisite permissions by any PRC authority in connection with the Acquisition.

Uncertainties exist as to the interpretation of these laws, regulations and policies and due to the possibility that laws, regulations, or policies in the PRC could change in the future. Any action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or different or changing interpretation of these laws or regulations could significantly limit or completely hinder our ability to engage in capital markets transactions offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China.”

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

A	[Reserved]

B	Capitalization and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

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

For risk factors related to the business and industry of the Disposed Business, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry” in our annual report on the Form 20-F for FY 2022 (File No. 001-39111) filed with the Securities and Exchange Commission on January 23, 2023.

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

●	If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.

●	The report of our independent registered public accounting firm on our consolidated financial statements includes an explanatory paragraph questioning our ability to continue as a going concern. We recorded net losses in the past and may not be able to continue as a going concern or achieve or maintain profitability in the future.

●	We have a limited operating history in the insurance agency market, which makes it difficult to evaluate our future prospects and results of operations and may increase the risk that we will not be successful. In addition, our historical growth and financial condition may not be indicative of our future growth, profitability, and financial condition.

●	If we fail to maintain stable relationships with our business partners, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

●	Because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increase in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation.

Risks Related to Our Corporate Structure

●

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with the Current VIEs based in China, and this structure involves unique risks to investors. Having the majority of our operations in China, we are subject to legal and operational risks associated with doing business in China, which could result in a material change in our operating entities and the Current VIEs’ operations. PRC laws and regulations governing our current business operations are sometimes vague and uncertain and can change with little advance notice. The PRC government has significant authority in regulating our operations and may intervene or influence our operations at any time. Moreover, its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

For detail discussion of these risks, please see “Part I – Risks Associated with Being Based in or Having the Majority of the Operations in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

●	If the PRC government determines that the contractual arrangements in relation to the VIE structure do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the way they are interpreted change, we, the PRC subsidiaries could be subject to severe penalties or be forced to relinquish their interests in those operations.

●	We and the PRC subsidiaries rely on contractual arrangements with the Current VIEs and the Current VIEs’ shareholders to operate their business, which may not be as effective as direct ownership in providing operational control.

●	Any failure by the Current VIEs or its shareholders to perform their obligations under their contractual arrangements with Current WFOE would materially adversely affect the business, results of operations and financial condition of us and the PRC subsidiaries.

●	The Current VIEs’ shareholders may have potential conflicts of interest with us, the PRC subsidiaries, which may materially adversely affect our business and financial condition.

●	Substantial uncertainties with respect to the implementation of the Foreign Investment Law may significantly impact the corporate structure and operations of us, the PRC subsidiaries.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.

●	The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

●	Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject PRC-resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries or limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect our business and financial condition.

Risks Related to the ADSs

●	The market price for the ADSs is volatile.

●	If we fail to meet the applicable listing requirements, NASDAQ may delist our ADSs from trading on its exchange in which case the liquidity and market price of our ADSs could decline and our ability to raise additional capital would be adversely affected.

●	An active market for the ADSs may not be maintained.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

Risks Related to Our Business and Industry

If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.

In connection with the Acquisition, we issued the Notes in an aggregate amount equal to the purchase price to the selling shareholders of Alpha Mind. The Notes have a maturity of 90 days from the closing date, which was subsequently extended to June 30, 2024, an interest rate at an annual rate to 3% per annum and are secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind and its subsidiaries.

We intend to pay the promissory notes by either using the cash flow generated by our operation or through debt or equity offerings or loans. However we may not be able to obtain financing or fund raising on favorable terms or at all. If we failed to obtain such financing and were unable to perform our payment obligations under the terms of the Notes before the maturity date, the selling shareholders of Alpha Mind may exercise their collateral rights. We will lose control of and no longer be able to consolidate Alpha Mind and our business, financial condition, results of operations and prospects will be adversely affected.

This significant indebtedness in connection with the Notes or financing of the Notes could have important consequences for our business and operations including, but not limited to:

●	limiting or impairing our ability to obtain financing, refinance any of our indebtedness, obtain equity or debt financing on commercially reasonable terms or at all, which could cause us to default on our obligations and materially impair our liquidity;

●	restricting or impeding our ability to access capital markets at attractive rates and increasing the cost of future borrowings;

●	requiring us to dedicate a substantial portion of our cash flow from operations to fulfill payment obligation under the Notes, thereby reducing the availability of our cash flow for other purposes;

●	placing us at a competitive disadvantage compared to our competitors that have lower leverage or better access to capital resources; or

●	increasing our vulnerability to downturns in general economic, or industry conditions, or in our business.

The report of our independent registered public accounting firm on our consolidated financial statements includes an explanatory paragraph questioning our ability to continue as a going concern. We recorded net losses in the past and may not be able to continue as a going concern or achieve or maintain profitability in the future.

We incurred a net loss of RMB569.2 million in FY 2021, generated a net income of RMB820.0 million in FY 2022, and a net loss of RMB71.3 million (US$9.8 million) in FY 2023. As of September 30, 2023, we had an accumulated deficit of RMB3,630.0 million (US$497.5 million). Our net cash used in operating activities from continuing operations were RMB 161.4 million, RMB 7.1 million and RMB 24.3 million for FY 2021, FY 2022 and FY 2023, respectively. As of September 30, 2022 and 2023, our current liabilities exceeded current assets by RMB 597.2 million and RMB 643.4 million, respectively. We disposed of our long-term rental apartment rental business in October 2023 and we had no revenues from Continuing Operations for the years ended September 30, 2021, 2022 and 2023, respectively.

On December 28, 2023, we completed the acquisition of 100% equity interest in Alpha Mind for a consideration of US$180,000,000. The purchase price is payable in the form of the Notes. The Notes have a maturity of 90 days from the closing date, which was subsequently extended to June 30, 2024, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities. We intend to pay the promissory notes by either using the cash flow generated by our operation or through debt or equity offerings or loans. However we may not be able to obtain financing or fund raising on favorable terms or at all. If we failed to obtain such financing and were unable to perform our payment obligations under the terms of the Notes before the maturity date, the selling shareholders of Alpha Mind may exercise their collateral rights. We will lose control of and no longer be able to consolidate Alpha Mind and our business, financial condition, results of operations and prospects will be adversely affected. See “—Risks Relating to Our Business and Industry—If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.”

These factors raise substantial doubt about our ability to continue as a going concern. We intend to overcome the circumstances that impact our ability to remain a going concern through a combination of new sources of revenues and additional financing. However, the implementation of these initiatives depends on many factors, including the scale and pace of the expansion of our insurance agency network, efficiency in our services and SaaS platform, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects. Furthermore, our inability to obtain adequate financing may cause a significant decline in the value of our securities, and such securities may become worthless, resulting in a total loss of investment for holders of our securities.

The report of our independent registered public accounting firm on our consolidated financial statements included elsewhere in this annual report includes an explanatory paragraph questioning our ability to continue as a going concern. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. If we are unable to continue as a going concern or achieve or maintain profitability, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. If we cease operations, it is likely that all of our investors would lose their investment. Our inability to continue as a going concern may materially and adversely affect the price of our ADSs and our ability to raise new capital or to continue our operations.

In addition, we will need to generate increased revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or improve profitability as we intend to continue to spend significant funds to expand our operations, including expanding our sales network, and developing and enhancing our technology systems and infrastructure. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue immediately or significantly to offset our operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report, and unforeseen expenses, difficulties, complications and delays and other unknown events.

We have a limited operating history in the insurance agency market, which makes it difficult to evaluate our future prospects and results of operations and may increase the risk that we will not be successful. In addition, our historical growth and financial condition may not be indicative of our future growth, profitability, and financial condition.

Prior to our acquisition of Alpha Mind in December 2023, we operated in the long-term apartment rental business. We had limited operating history in the insurance agency market. Alpha Mind’s historical performance may not be indicative of our future financial results. Our growth may continue to become negative, and revenue and net profit may decline for a number of possible reasons, including the risk factors set forth in this annual report. We may not continue our growth or maintain our historical growth rates or financial condition. You should not consider our historical growth or financial condition as indicative of our future performance.

In addition, we may not successfully or efficiently operate and manage our newly acquired insurance agency business due to the limited experience of our management in the insurance agency industry. Although we are committed to leveraging our collective knowledge and skills to compete in the emerging and rapidly evolving market, and we are actively engaging in acquiring industry-specific expertise, our limited experience in the insurance agency industry may adversely impact our future performance and growth.

You should consider our future operations in light of the challenges and uncertainties that we may encounter. These risks and challenges include, among other things:

●	changes in national, regional or local economic, demographic or insurance agency market conditions;

●	changes in laws and policies on the insurance agency industry;

●	changes in job markets and employment levels on a national, regional and local basis;

●	health epidemics, pandemics and similar outbreaks, including COVID-19;

●	overall conditions in the insurance agency industry;

●	our ability to integrate strategic investments, acquisitions and new business initiatives;

●	our ability to maintain or renew favorable terms with financing partners and other strategic partners;

●	our ability to maintain, deepen and broaden cooperation with financial institutions, service providers and other third parties;

●	our ability to develop more value-added products and services;

●	our ability to effectively control our operating costs and expenses;

●	our ability to maintain the proper functioning of our technology systems and infrastructure;

●	disputes and potential negative publicity in connection with our business;

●	our ability to increase our brand awareness;

●	our ability to attract and retain employees; and

●	changes in U.S. accounting standards.

Any one or more of these factors could adversely affect our business, financial condition and results of operations.

If we fail to maintain stable relationships with our business partners, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

We cooperate with a variety of business partners in conducting our businesses, including customers and suppliers in our insurance agency business. Our success depends on our ability to, among other things, develop and maintain relationships with our existing business partners and attract new business partners.

For our insurance agency business, we provide agency services for well-known insurance companies in China by distributing primarily automobile insurance products underwritten by them, and receive commissions from these insurance companies. Our relationships with these insurance companies are governed by agreements between the insurance companies and us. These contracts generally provide, among other things, the scope of our authority and our commission rates, and typically have a term of one or two years. There is no assurance that we would be able to renew any such contracts upon their expiry with terms that are comparable to or better than the existing ones, if at all. Any interruption to or discontinuation of our relationships with these insurance companies may severely and negatively impact our results of operations.

In addition, customer and end-consumer recognition is critical for us to remain competitive. Our ability to maintain and enhance customer and end-consumer recognition and reputation depends primarily on the quality of the products and services we offer to them. If we are unable to maintain and further enhance our customer and end-consumer recognition and reputation and promote awareness of our product offerings and services, we may not be able to maintain or continue to expand our customer base, and our results of operations may be materially and adversely affected.

We also collaborate with various external referral sources to expedite our market penetration and broaden our end consumer base. Our external referral sources are our suppliers in the insurance agency business. Failure to establish and maintain stable relationships with our external referral sources may materially and adversely affect our ability to expand our business scale and geographical coverage, which in turn could adversely affect our results of operations and business prospects.

In addition, our cooperative agreements with our customers and suppliers are typically on a non-exclusive basis, and they may choose to cooperate with our competitors or offer competing services themselves. In any event, there is no assurance that we will be able to continuously maintain a mutually beneficial relationship with our business partners, or continue to cooperate with them on terms favorable to us, or at all. If any of the foregoing occurs, our business growth, results of operations and financial condition will be adversely affected.

Because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increase in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation.

We derive our revenue from our insurance agency business by earning commissions from insurance companies we cooperate with. The commissions we receive from insurance companies on the insurance policies sold are generally calculated as a percentage of the insurance premiums paid by the insured. Our revenue and results of operations are thus directly affected by the size of insurance premiums and the commission rates for such policies. Insurance premiums and commission rates can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies and end customers.

We also engage external referral sources in different geographical areas to promote insurance products, and pay referral fees to them for referring end customers to us. We may adjust the rates of referral fees at our discretion, depending on the competitive landscape and market conditions in the respective geographical markets. Accordingly, any increase in such rates would reduce our profit margin.

Because we do not determine, and cannot predict, the timing or extent of premium or commission rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission rates we receive, and/or any increase in the rates of referral fees we pay to our external referral sources, could significantly affect our profitability. In addition, our capital expenditures and other expenditures may be disrupted by unexpected decreases in revenue caused by decreases in premiums or commission rates, thereby adversely affecting our operations and business plans.

We face intense competition in the markets we operate in, and some of our competitors may have greater resources or brand recognition than us.

The insurance agency market and the integrated after-sales service market in China are highly fragmented, and we expect competition to persist and intensify. In our insurance agency business, we face competition from other insurance agency companies and insurance companies that use their in-house sales force, their own direct online-sales platforms, exclusive sales agents, telemarketing, and internet or mobile channels to distribute their insurance products, and from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships for automobile insurance, as well as from other professional insurance intermediaries.

Some of our competitors have greater financial and marketing resources than we do, and may be able to offer products and services that we do not currently offer and may not offer in the future. The disruption of business cooperation with major banks and insurance companies we cooperate with may cause us to lose our competitive advantages in certain areas. If we are unable to compete effectively against and stay ahead of our competitors, we may lose customers and our financial results may be negatively affected.

We may not be able to provide diversified insurance products and services to effectively address our end customers’ needs, which could have a material adverse effect on our business, results of operations and financial condition.

We attract, procure and retain end customers by offering a variety of insurance product choices from various insurance companies. To continue to grow our end consumer base, we seek to collaborate with more insurance companies located in our existing and new geographical markets, while maintaining full spectrum insurance product choices. If we fail to respond to the changing and emerging needs and preferences of our customers and end customers and offer new products and services that are favored by them, we may lose out on our business volume and/or not be able to continue to attract new customers or maintain existing customers. If any of the foregoing occurs, our business, results of operations and financial condition may be materially and adversely affected.

We are subject to customer concentration risk.

We are subject to customer concentration risk. In 2022 and the six months ended June 30, 2023, the commission revenue generated from one client, a state-owned insurance company exceeded 10% of the total revenue for the respective period. In addition, we also face concentration from specific geographical regions. A significant number of our commission received of our policies sold are located in three provinces in Northern China, which collectively contributed over 60% of our commission revenue in 2021, 2022 and the six months ended, June 30, 2023. Factors such as localized economic downturn, or new regulations imposed by local authorizes, or any adverse event or circumstances unique to these regions could have an impact on our overall business.

There are a number of factors, other than our performance, that could cause the loss of, or decrease in the volume of business from, a customer. We cannot assure you that we will continue to maintain the business cooperation with these customers at the same level, or at all. The loss of business from any of these significant customers, or any downward adjustment of the commission rates paid to us, could materially adversely affect our revenue and profit. Furthermore, if any significant customer terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable insurance company in a timely manner, or at all.

Our business is substantially dependent on revenue from our automobile insurance company partners and is subject to risks related to automobile insurance industry. Our business may also be adversely affected by downturns in the life, health, group accident and other property-related insurance industries.

A majority of the insurance purchased through our platform and agency services is automobile insurance. Our overall operating results are substantially dependent upon our success in our automobile segment. For the years ended December 31, 2021, 2022 and the six months ended June 30, 2023, 56.3%, 50.4% and 53.7%, respectively, of Alpha Mind’s total revenue was derived from its automobile segment. Our success in the automobile insurance market will depend upon a number of additional factors, including:

●	our ability to continue to adapt our sales to various automobile insurance products, including the effective modification of our product combination that facilitate the end customer experience;

●	our ability to retain partnerships with enough insurance companies offering automobile insurance products to maintain our value proposition with end customers;

●	our ability to leverage technology in order to sell, and otherwise become more efficient at selling by using our mobile applications and other online platform; or

●	the effectiveness of our competitors’ marketing of automobile insurance plans.

These factors could prevent our automobile segment from successfully marketing, which would harm our business, results of operation, financial condition and prospects. We are also dependent upon the economic success of the life, health, group accident and other property-related insurance industries. Declines in demand for life, health, group accident and other property-related insurance could cause fewer end customers to shop for such policies through us. Downturns in any of these markets, which could be caused by a downturn in the economy at large, could materially and adversely affect our business, results of operation, financial condition and prospects.

End customers may increasingly decide to purchase insurance directly from insurance companies, which would have a material adverse impact on our financial condition, results of operations and prospects.

The advancement of financial technologies, or FinTech, and the emergence of internet insurance products allow insurance companies to directly access to a broader customer base at a low cost, and end customers may increasingly decide to purchase insurance directly from insurance companies. A rising number of traditional insurance companies have established their own online platforms to sell Internet insurance products directly to end customers. The process of eliminating agencies as intermediaries, known as “disintermediation,” could place us at a competitive disadvantage and reduce the need for our products and services. Disintermediation could also result in significant decrease in business volume and loss of commission income from our insurance agency business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our SaaS platform may not gain market acceptance, which could adversely affect our results of operations.

We launched our SaaS platform in 2023 to further expand our insurance agency business from offline to online. Though we have not generated any revenue from our SaaS platform to date, we expect it will become a source of our revenue going forward. The success of our SaaS platform depends on the adoption of SaaS platform in China’s insurance industry, which may be affected by, among other things, regulatory requirements and widespread acceptance of SaaS platform in general.

Market acceptance of SaaS platform depends on a variety of factors, including but not limited to price, security, reliability, performance, customer preferences, public concerns regarding privacy and the enactment of restrictive laws or regulations. It is difficult to predict the demand for insurance SaaS platform and the future growth rate and size of the insurance SaaS market.

If our or other platforms in the insurance industry or other industries experience security breaches, loss of customer data, disruptions in delivery or other problems, the market for SaaS platform may suffer. If SaaS platform do not achieve widespread adoption or the demand for SaaS platform fails to grow due to a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and solutions, reductions in corporate spending or otherwise, our business, results of operations and financial condition could be adversely affected.

We face risks related to natural disasters, health epidemics or terrorist attacks in regions where we operate.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, COVID-19 pandemic, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China and regions where we operate. These events may not only led to a sudden halt of a large number of economic activities, but also caused a sharp tightening of global financial conditions and a significant deterioration in the economic outlook.

For example, during the outbreak of the COVID-19 pandemic, the traditional offline model of Alpha Mind’s life and health insurance business was hindered, including product sales and employment management. With respect to the property and casualty insurance business, the COVID-19 pandemic has adversely affected the vehicle sales volume of the PRC automobile industry, and, in turn, the automobile insurance business. Meanwhile, COVID-19 may have also brought extra pressure to the claims of certain types of our property and casualty insurance products. Moreover, the COVID-19 pandemic has brought disruptions to economic activities and resulted in significant volatilities in the capital markets, which have, together with the lower interest rates, put pressure on our investment results.

There remains uncertainty with regard to the continued development of the COVID-19 pandemic and its implications. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, exposing our business to unforeseen damages, and materially and adversely affect our business, results of operations and financial condition.

We may fail to attract and retain an experienced management team and qualified personnel.

Our continued success depends on our ability to attract and retain an experienced management team and other employees with the requisite expertise and skills. Our ability to do so is influenced by a variety of factors, including the structure of the compensation package that we formulate and the competitive market position of our overall compensation package. Our management team and skilled employees may leave us or we may terminate their employment at any time. We cannot assure you that we will be able to retain our management team and skilled employees or find suitable or comparable replacements on a timely basis. Moreover, if any of our management team or skilled employees leaves us or joins a competitor, we may lose end-customers. In addition, former employees may request certain compensation arising from their resignation or retirement, which we typically negotiate on a case-by-case basis. However, if we are unable to reach a mutually acceptable resolution with such employees, they may take other actions including, but not limited to, initiating legal proceedings. Such legal proceedings may require us to pay damages, divert our management’s attention cause us to incur costs and harm our reputation. Each of these foregoing factors could have a material adverse effect on our business, financial condition and results of operations.

Any significant disruption in services on our mobile applications, websites or computer systems, including events beyond our control, could materially and adversely affect our business, financial condition and results of operation.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when the volume of such transactions is growing rapidly. We are also increasingly relying on our mobile applications to facilitate the business process of our insurance agency. Usability of our mobile applications as perceived by users can influence customer satisfaction. The proper functioning and improvement of our mobile applications, our accounting, customer database, customer service and other data processing systems is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of any of our information technology systems could damage our reputation and materially and adversely affect our operations and profitability.

Breakdown of any of our major IT and SaaS systems or failure to keep up with technological developments would materially and adversely affect our business, results of operations and future prospects.

Our proprietary technology and technological capabilities are critical to the development and maintenance of our IT and SaaS systems and infrastructure underlying our mobile applications and platforms, which in turn is vital to our business operations and planned developments. We need to keep abreast of the fast evolving IT developments, and continuously invest in significant resources, including financial and human capital resources to maintain, upgrade and expand our IT and SaaS systems and infrastructure in tandem with our business growth and developments. However, research and development activities are inherently uncertain, and investments in information technologies and development of proprietary technologies may not always lead to commercialization or monetarization, or lead to increased business volume and/or profitability.

The fast evolving IT developments may also render our existing systems and infrastructure and those that are newly developed and implemented obsolete before we are able to reap sufficient benefits to recover their investment costs, and may lead to substantial impairments which would adversely affect our results of operations. Any significant breakdown of our IT and SaaS systems and infrastructure may materially and adversely affect our business, results of operations, reputation and business prospects, and may even subject us to potential claims or even litigations, particularly as parts of our IT and SaaS systems and infrastructure are linked to or connected with IT and SaaS systems and infrastructure of our insurance company partners, who are mostly sizeable and reputable financial institutions whom themselves are subject to stringent regulatory supervision. As we rely on our IT, SaaS systems, mobile applications and infrastructure to facilitate and conduct our business, any prolonged breakdown of systems and infrastructure could also materially impact our business and results of operations.

Misconduct of our in-house sales force and employees is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

We promote insurance products through our in-house sales team and external referral sources. In addition, we engage external referral sources to deepen our market penetration and broaden end consumer reach, including referral service providers who have access to auto insurance end consumers, such as automobile after-sales service providers, external registered sales representatives. The activities and regulatory compliance of these sales and marketing force associated with our insurance agency business are subject to the terms of the agreements we entered into with them and subject to applicable PRC laws. Misconduct of any of them could result in violation of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

●	making misrepresentation when marketing or selling insurance to end customers;

●	hindering insurance applicants from making full and accurate mandatory disclosures or inducing applicants to make misrepresentations;

●	hiding or falsifying material information in relation to insurance contracts;

●	falsifying insurance agency business or fraudulently returning insurance policies to obtain commissions; or

●	otherwise not complying with laws and regulations or our control policies, procedures, and undertakings.

We have internal policies and procedures to deter misconduct by our in-house sales force and external referral sources. We cannot assure you, therefore, that misconduct by any of our in-house sales team or our external referral sources may not occur, whether unintentional or otherwise, which may negatively impact our business, results of operations or financial condition. In addition, the general increase in misconduct in the industry could potentially harm the reputation of the industry and have an adverse impact on our business.

We are subject to credit risks from our customers.

We typically grant credit period to our insurance customers. While they are principally insurance companies that we only had relatively insignificant impairment of trade receivables in the past three years, there is no assurance that commission and fee income receivable by us will not be subject to disputes with our insurance customers. Given the background of our customers and the negotiating position they enjoy, in case of dispute we are typically in a less favorable position to succeed in recovering the trade receivables in dispute and our financial position and results of operations may be negatively impacted as a result. However, our credit risk assessment procedures may be subject to fraud or collusion to defraud or other illegal activities, and there is a risk that end customers may fail to repay the insurance premium to us. We may not always be able to detect or prevent such misconduct in a timely manner, and the precautions we take to prevent these activities may not be effective in all cases. Failure to protect our operations from fraudulent activities by our customers could result in reputational and economic damages to us and could materially and adversely affect our results of operations.

The development of new businesses and expansion into new markets may expose us to new risks and challenges.

Alpha Mind introduced its SaaS platform in 2023. We will continue developing new businesses and expanding into new markets within the scope permitted by regulatory authorities, which may expose us to new risks and challenges, including, but not limited to:

●	regulatory risks: we may face unfamiliar regulatory environments when developing new businesses and expanding into new markets;

●	competition risks: there may be intense competition in the markets of our new businesses, and our returns may be lower than expected; and

●	strategic and operational risks: our experience, expertise and/or skills in developing new businesses may not be sufficient, and new products and services may need time to gain market recognition; we may also encounter difficulties in recruiting sufficient qualified personnel, strengthening our management capabilities and improving information technology systems.

The Cybersecurity and data privacy law may also affect our business, financial condition, results of operations and financial condition.

In providing our services, a challenge we face is the secured collection, storage and transmission of confidential information. We acquire certain private information about end consumers, such as name, personal identification number, address and telephone number during the course of our business. We also obtained certain personal data from our insurance customers pursuant to the collaboration agreements with them, such as the vehicle registration number and registration date, the engine number, the make and model of the automobile and information about the current insured status of the automobile of a potential insurance purchaser. Any failure or perceived failure to maintain the security of personal and other data that are provided to or collected by us could harm our reputation and brand and may expose us to legal proceedings and potential liabilities, any of which could adversely affect our business and results of operations. Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have come under increased public scrutiny.

On September 14, 2022, the CAC, issued the Decision on Amending the Cyber Security Law of the PRC (Draft for Comments), increased the penalty cap, so after the amendment comes into effect, it could have an increased impact on our financial condition if we breach the Cybersecurity Law of the PRC. In addition, the Data Security Law of the PRC, which took effect on September 1, 2021, applies to data processing activities, including the collection, storage, use, processing, transmission, availability and disclosure of data, and security supervision of such activities within the territory of the PRC. On August 20, 2021, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the Personal Information Protection Law of the PRC (the “PIPL”), which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information.

Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to significant changes, which may result in uncertainties regarding the scope of our relevant responsibilities. For example, The Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Cyber Data Security Regulations”) was released by CAC on November 14, 2021. According to the Draft Cyber Data Security Regulations, data processors seeking a public listing in overseas that affect or may affect national security are required to apply for cybersecurity review. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. On January 4, 2022, together with 12 other Chinese regulatory authorities, the CAC released the Revised CAC Measures, which came into effect on February 15, 2022. Pursuant to the Revised CAC Measures, critical information infrastructure operators (the “CIIOs”) procuring network products and services, and online platform operators carrying out data processing activities which affect or may affect national security, shall conduct a cybersecurity review pursuant to the provisions therein. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on foreign stock markets must apply for a cybersecurity review. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring among other things, that data processors that provide data overseas apply to CAC for security assessments if: (1) data processors provide important data overseas; (2) critical information infrastructure operators or data processors process personal information of more than one million individuals provide personal information to overseas parties; (3) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas since January 1 of the previous year, provide personal information to overseas parties; or (4) other scenarios required by the CAC to apply for security assessments occur. In addition, these measures require data processors to carry out self-assessments of risks of providing data overseas before applying to the CAC for security assessments.

According to Article 10 of Regulations on the Security Protection of Critical Information Infrastructure, the security protection departments of critical information infrastructure will timely notify the identification results to the operators. As of the date of this annual report, we had not received such notification. In addition, as advised by our PRC legal counsel, JunHe LLP, we believe we are compliant with the regulations or policies that have been issued by the CAC to date since we have not received any notice from any authorities identifying our PRC subsidiaries or the PRC operating entities as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. In addition, We should not be deemed as CIIO on the basis that we had not received such notification from the security protection departments of critical information infrastructure. Moreover, we have not been subject to any material administrative penalties or other sanctions by any competent regulatory authorities in relation to cybersecurity, data and personal information protection. Our business does not involve the cross-border transfer of personal information and important data, and if it does in the future, we will take necessary technical and organizational measures to protect the security of the data, including using data encryption to secure personal information when it is in transit. As of the date of this annual report, there had not been a significant cybersecurity or data protection incident regarding theft, leakage, damage or loss of data or personal information. According to the Revised CAC Measures and the Draft Cyber Data Security Regulations if enacted as currently proposed, we do not expect ourselves to become subject to cybersecurity review by the CAC at this moment, given that: (i) data we handle in our business operations, either by its nature or in scale, do not normally trigger significant concerns over national security of China; and (ii) we have not processed, and do not anticipate to process in the foreseeable future, personal information for more than one million users or persons. Based on the above and the information currently available, we believe the impact of the CAC’s increasing oversight over data security on our business is immaterial as of the date of this annual report.

However, continued development of business operations by the Company could bring the Company within the scope of authority of the CAC rules, and future enacted or amended CAC rules may increase compliance standards on our business operation, and thus may have a substantial impact on our business. There are substantial uncertainties as to whether and how the CAC’s further actions and any amended version of the Cybersecurity Review Measures would impact U.S. listed companies like us. It is likely that our data processing activities within China are regulated under any future enacted or amended CAC rules, which may subject us to cybersecurity review if the PRC governmental authorities deem such activities have affected or may affect national security. If we will be subject to increased scrutiny regarding data security and data protection, our business, operation, reputation will be adversely affected. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may result in a material change in our operations, the value of the securities registered or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, results of operations and prospects.

We cannot be certain that our operations do not or will not infringe upon or otherwise violate intellectual property rights or other rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights or other rights of third parties.

Additionally, there may be third-party intellectual property rights or other rights that are infringed by our products, services or other aspects of our business without our awareness. To the extent that our employees and the employees of the Current VIEs or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions or other proprietary assets. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We may be involved in legal proceedings arising from our operations.

We may be involved in legal and administrative proceedings from time to time. As our business expands, we expect we will continue to face litigations and disputes in the ordinary course of our business, which may result in claims for actual damages, freezing of our assets and diversion of our management’ attention, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming. Therefore, our reserves for such matters may be inadequate, and any unfavorable final resolution of any such litigation or proceedings could have a material adverse effect on our business, results of operations and financial condition. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm, which could have a material adverse effect on our prospects and future growth.

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

Our management concluded that our internal control over financial reporting is not effective as of September 30, 2023. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our operations depend on the performance of the internet and mobile internet infrastructure and telecommunications networks in China, which may not be able to support the demands associated with our continued growth.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunications service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with the internet infrastructure or the telecommunications networks in China. We cannot assure you that these infrastructures will be able to support the demands associated with the continued growth in usage.

With the expansion of our business, we may be required to upgrade our facilities, technology, operational and information technology infrastructure to keep up with our business growth, which may require substantial investment. In addition, we may need to devote significant resources to creating, supporting and maintaining our mobile applications, given the increasing trend of accessing the internet through smart phones, tablets and other mobile devices and the continual release of new mobile devices and mobile platforms. However, we may not be able to effectively develop or enhance these technologies on a timely basis or at all, which may decrease end customers’ satisfaction and efficiency of our business process. Our failure to keep pace with rapid technological changes may impact our ability to retain or attract end customers of our products and services or generate income, and have an adverse effect on our business and results of operations.

Our businesses are subject to regulation and administration by the CBIRC and other government authorities, and failure to comply with any applicable regulations and rules by us could result in financial losses or harm to our business.

We are subject to the PRC Insurance Law, Regulatory Provisions on Professional Insurance Agencies, and related rules and regulations. Our businesses in automobile insurance and other insurance areas are extensively regulated by the CBIRC, which has been given wide discretion in its administration of these laws, rules and regulations as well as the authority to impose regulatory sanctions on us. Under the amendments to the PRC Insurance Law promulgated in 2009, the CBIRC has been granted greater regulatory oversight over the PRC insurance industry, in part to afford policyholders more protection.

The terms and premium rates of the insurance products we carry, the commission rates we earn, as well as the way we operate our insurance agency businesses, are subject to regulations. Changes in these regulations may affect our profitability on the products we sell. Any tightening of regulations or administrative measures on insurance premiums or insurance agency commissions could have material adverse impact on the revenue and profitability of our insurance agency business, if we are not able to increase our insurance business volume sufficiently to compensate for the reduced revenue generated from automobile insurance commission, or pass on any downward impact on our commission rates to our external referral sources. Regardless, failure to comply with any of the laws, rules and regulations to which we are subject could result in fines, restrictions on business expansion, which could materially and adversely affect us.

Failure to obtain, renew, or retain certain licenses, permits or approvals may materially and adversely affect our ability to conduct our business.

We are required by PRC laws and regulations to hold various licenses, permits and approvals issued by relevant regulatory authorities to allow us to conduct our business operations including license for operating insurance agency service. Any infringement of legal or regulatory requirements, or any suspension or revocation of these licenses, permits and approvals may have a material adverse impact on our business. The licensing requirements within the insurance and insurance agency industry are constantly evolving and we may be subject to more stringent regulatory requirements due to clarification or change in interpretation or implementation of laws and regulations, or promulgation of new regulations or guidelines in China. We may be required to obtain other licenses, permits or approvals, or otherwise comply with additional regulatory requirements in the future. We cannot assure you that we will be able to retain, obtain or renew relevant licenses, permits or approvals in the future. This may, in turn, hinder our business operations and materially and adversely affect our business, results of operations and financial condition.

Examinations and investigations by the PRC regulatory authorities may result in fines and/or other penalties that may have a material adverse effect on our reputation, business, results of operations and financial condition.

From time to time, the CBIRC carries out comprehensive evaluations and inspections of the internal control and financial and operational compliance of PRC insurance agency companies in China. As a participant in the insurance agency industry in China, we are subject to periodic or ad hoc examinations and investigations by various PRC regulatory authorities in respect of our compliance with PRC laws and regulations, which may impose fines and/or other penalties on us. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements in relation to the VIE structure do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the way they are interpreted change, we, the PRC subsidiaries could be subject to severe penalties or be forced to relinquish their interests in those operations.

We, the PRC subsidiaries and the Current VIEs face material risks relating to our corporate structure. We are not a Chinese operating company but a Cayman Islands holding company with operations conducted by their subsidiaries and through contractual arrangements with Current VIEs based in China, and this structure involves unique risks to investors. The VIE structure provides investors with exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. If the PRC government deems that our contractual arrangements with the Current VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the Current VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with the Current VIEs and, consequently, significantly affect the financial performance of the Current VIEs and our company as a group.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and each of the PRC subsidiaries is a foreign-invested enterprise (“FIE”). To comply with PRC laws and regulations, we conduct our business in China through the Current VIEs pursuant to a series of contractual arrangements among Current WFOE, the Current VIEs and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Current VIEs and Their Shareholders.” We, our subsidiaries and the investors do not have an equity ownership in, direct foreign investment in, or control through such ownership or investment of the Current VIEs. The contractual arrangements with respect to the Current VIEs are not equivalent to an equity ownership in the business of the Current VIEs. Any references in this annual report to control or benefits that accrue to us and our subsidiaries because of the Current VIEs are limited to, and subject to conditions for consolidation of, the Current VIEs under U.S. GAAP. Consolidation of Current VIEs under U.S. GAAP generally occurs if we or our subsidiaries (1) have an economic interest in the Current VIEs that provides significant exposure to potential losses or benefits from the Current VIEs and (2) have power over the most significant economic activities of the Current VIEs. For accounting purposes, we are the primary beneficiary of the Current VIEs. In addition, the contractual agreements governing the Current VIEs have not been tested in a court of law.

We believe that our corporate structure and contractual arrangements comply with PRC laws and regulations. Based on our understanding of the relevant laws and regulations, our PRC legal counsel, JunHe LLP, is of the opinion that each of the contracts among Current WFOE, the Current VIEs and its shareholders is valid, binding and enforceable in accordance with its terms.

However, substantial uncertainties remain regarding the interpretation and application of PRC laws and regulations. PRC government authorities may not agree that we and our subsidiaries’ corporate structure or any of the foregoing contractual arrangements comply with PRC licensing, registration or other regulatory requirements or policies.

If regulators deem we, our subsidiaries and the Current VIEs’ corporate structure and contractual arrangements to be illegal, either in whole or in part, we may have to modify our corporate structure to comply with regulatory requirements. We and our subsidiaries may not be able to achieve this without materially disrupting their business.

If we, our subsidiaries and the Current VIEs’ corporate structure and contractual arrangements violate existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking their business and operating licenses;

●	levying fines on us, the PRC subsidiaries;

●	confiscating any of the income generated by us, the PRC subsidiaries that the relevant regulatory authorities deem to be obtained through illegal operations;

●	discontinuing or restricting the operations of us, the PRC subsidiaries in China;

●	imposing conditions or requirements with which we, the PRC subsidiaries may not be able to comply;

●	shutting down the servers or blocking the applications, APIs, website, SaaS solutions or supporting services of us;

●	requiring us, the PRC subsidiaries to change their corporate structure and contractual arrangements;

●	restricting the right by us, the PRC subsidiaries to collect revenue; and

●	taking other regulatory or enforcement actions that could harm our business.

New PRC laws, rules and regulations may impose additional requirements on us, our subsidiaries and the Current VIEs’ corporate structure and contractual arrangements. If any of these penalties or requirements causes us and our subsidiaries to lose the rights to direct the activities of the Current VIEs or their right to receive economic benefits, we will no longer be able to consolidate the Current VIEs’ financial results in our consolidated financial statements, which could materially adversely affect our business, results of operations and financial condition.

We and the PRC subsidiaries rely on contractual arrangements with the Current VIEs and the Current VIEs’ shareholders to operate their business, which may not be as effective as direct ownership in providing operational control.

We and the PRC subsidiaries rely on contractual arrangements with the Current VIEs and its shareholders to operate their business. These contractual arrangements may not be as effective as direct ownership in providing us and the PRC subsidiaries with control over the Current VIEs.

Because we and the PRC subsidiaries do not have a direct ownership interest in the Current VIEs, we consolidate our financial results by relying on the performance by the Current VIEs and its shareholders of their respective obligations under the contractual arrangements with them. The shareholders of the Current VIEs may not act in the best interests of us and the PRC subsidiaries, or otherwise fail to perform their contractual obligations.

We and the PRC subsidiaries may replace the shareholders of the Current VIEs pursuant to the contracts with the Current VIEs and its shareholders. However, if any dispute relating to these contracts or the replacement of the Current VIEs’ shareholders remains unresolved, we and the PRC subsidiaries must enforce their rights under these contracts under PRC law and be subject to uncertainties in the PRC legal system.

Any failure by the Current VIEs or its shareholders to perform their obligations under their contractual arrangements with Current WFOE would materially adversely affect the business, results of operations and financial condition of us and the PRC subsidiaries.

If the Current VIEs or its shareholders fail to perform their respective obligations under their contractual arrangements with Current WFOE, we and the PRC subsidiaries may incur substantial costs and expend additional resources to enforce such arrangements. We and the PRC subsidiaries may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages. Such remedies may not be effective.

Current WFOE’s contractual arrangements with the Current VIEs and its shareholders are governed by PRC laws and provide for the resolution of disputes through arbitrations in the PRC. Accordingly, these contractual arrangements would be interpreted in accordance with PRC laws, and any disputes arising from these contractual arrangements would be resolved in accordance with PRC legal procedures.

Uncertainties in the PRC legal system could limit the abilities of us and the PRC subsidiaries to enforce these contractual arrangements. In the event that we and the PRC subsidiaries cannot enforce the contractual arrangements with respect to the Current VIEs, or suffer significant delays or other obstacles in enforcing these contractual arrangements, the ability of us and PRC subsidiaries to conduct our business, and our financial condition and results of operations may be materially adversely affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.”

The Current VIEs’ shareholders may have potential conflicts of interest with us, the PRC subsidiaries, which may materially adversely affect our business and financial condition.

The interests of the Current VIEs’ shareholders may differ from the interests of us, the PRC subsidiaries and the Current VIEs. When conflicts of interest arise, any or all of these individuals may not act in the best interests of us, the PRC subsidiaries, and any conflicts of interest may not resolve in the favor of us, the PRC subsidiaries. In addition, these individuals may breach or cause the Current VIEs and the PRC subsidiaries to breach or refuse to renew existing contractual arrangements with Current WFOE.

None of us, the PRC subsidiaries has arrangements to address potential conflicts of interest between these shareholders and any of themselves. We, the PRC subsidiaries rely on these shareholders to abide by the laws of the Cayman Islands and China. These laws provide that directors owe a fiduciary duty to the us to act in good faith and in our best interests and not to use their respective positions for personal gain.

However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we, the PRC subsidiaries cannot resolve any conflict of interest or dispute between any of themselves and the shareholders of the Current VIEs, we, the PRC subsidiaries will likely rely on legal proceedings, which could disrupt their business and subject them to substantial uncertainty as to the outcome of such proceedings.

Substantial uncertainties with respect to the implementation of the Foreign Investment Law may significantly impact the corporate structure and operations of us, the PRC subsidiaries.

On March 15, 2019, the National People’s Congress published the Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”), which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Although the Foreign Investment Law stipulates three forms of foreign investment, it does not explicitly stipulate the contractual arrangements as a form of foreign investment.

The Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment. As a result, the contractual arrangements may be deemed to violate foreign investment access requirements and the interpretation of the above-mentioned contractual arrangements.

Changes in PRC laws and regulations could materially adversely affect the contractual arrangements and the business of us, the PRC subsidiaries. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions by companies with existing contractual arrangements, we, the PRC subsidiaries may face substantial uncertainties as to the timely completion of such actions. We, the PRC subsidiaries could potentially be required to unwind the contractual arrangements and/or dispose the Current VIEs, which could materially adversely affect our business, results of operations and financial condition.

The bankruptcy or liquidation of the Current VIEs could materially adversely affect our business and results of operations.

If the Current VIEs become the subject of a bankruptcy or liquidation proceeding, we and the PRC subsidiaries may lose the ability to use and enjoy assets held by the Current VIEs. We and the PRC subsidiaries conduct operations in China through contractual arrangements with the Current VIEs and its shareholders and subsidiaries. As part of these arrangements, the Current VIEs hold substantially all of the assets that are important to the operation of our business.

If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, they may be unable to continue some or all of their business activities, which could in turn materially adversely affect our business, results of operations and financial condition. If the Current VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of these assets, which would hinder their ability to operate their business, and could in turn materially adversely affect our business and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.

We conduct our business in China and substantially all of our assets are located in China. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the PRC political, economic and social conditions. The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the insurance agency business, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industries that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, if taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to our investors and could cause the value of our ordinary shares to significantly decline or become worthless.

The economic, political and social conditions in China differ from those of the countries in other jurisdictions in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. Economic reform measures may also be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country, and there can be no assurance that the Chinese government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

While the Chinese economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. Various measures implemented by the PRC government to encourage economic growth and guide the allocation of resources may benefit the overall Chinese economy, but may also have a negative effect on us. Our results of operations and financial condition could be materially and adversely affected by government control over capital investments, foreign investment or changes in applicable tax regulations. Any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect our business and results of operations, leading to reduction in demand for our products and adversely affect our competitive position. Additionally, the PRC government may promulgate laws, regulations or policies that seek to impose stricter scrutiny over, or completely revise, the current regulatory regime in certain industries or in certain activities. Furthermore, the PRC government has also indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. Any such actions may adversely affect our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of our securities to significantly decline or be worthless.

Our ability to successfully maintain or grow business operations in China depends on various factors, which are beyond our control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations and financial condition could be materially and adversely affected.

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On February 17, 2023, the CSRC released a set of regulations consisting of six documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, which came into effective on March 31, 2023. According to the Overseas Listing Filing Rules, China-based companies that have already offered shares or been listed overseas prior to the implementation of such new regulations qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent overseas offering or listing occurs. However, the Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China.

We had been listed on the NASDAQ prior to the implementation of the Overseas Listing Filing Rules. As advised by our PRC legal counsel, JunHe LLP is of the view that we are qualified as a “Stock Enterprise” and are not required to apply for the filing immediately until a subsequent overseas offering or listing occurs according to the Overseas Listing Filing Rules. However, we are required to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for our offerings or listing in offshore stock market other than the stock market of our initial public offering or listing within three business days after the submission of offering application outside mainland China. Failure to comply with the filing requirements for any offering, listing or any other capital raising activities, may result in administrative penalties, such as order to rectify, warnings, fines and other penalties, on us, our controlling shareholders, the actual controllers, any person directly in charge and other directly liable persons. Given the uncertainties surrounding the CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all, if we conduct listing in other offshore stock markets or follow-on offerings, issuance of convertible corporate bonds, exchangeable bonds, or other kinds of equity security in the future.

As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC regulatory authorities. However, if it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek approval for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares and ADSs.

Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

We conduct substantially all of operations through the PRC subsidiaries, the Current VIEs in China. Accordingly, our business, results of operations, financial condition and prospects depend significantly on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources.

While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy, which could materially adversely affect our business.

Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.

We, the PRC subsidiaries and the Current VIEs face risks arising from the legal system in China. The PRC legal system is based on written statutes. In 1979, the PRC government began to publish a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements are relatively new and often change, and their interpretation and enforcement may raise uncertainties that could limit the reliability of the legal protections available to us, the PRC subsidiaries. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, and which may have retroactive effect. As a result, we may not be aware of violation of these policies and rules until after the violation occurs.

We cannot predict future developments in the PRC legal system. We may need to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect our business, results of operations and financial condition.

Administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that we may enjoy. Uncertainties regarding the interpretation and enforcement of laws and that rules and regulations in China can change quickly with very short notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers may impede our ability to enforce contracts and could materially adversely affect our business, financial condition and results of operations.

PRC regulations relating to investments in offshore companies by PRC residents may subject PRC-resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries or limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect our business and financial condition.

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“Circular 37”). Circular 37 replaced the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted Through Offshore Special Purpose Companies (“Notice 75”), which became effective on November 1, 2005.

Circular 37 stipulates that prior to establishing or assuming control of an offshore company (the “Offshore SPV”), for financing that Offshore SPV with assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) who is a beneficial owner of the Offshore SPV must complete prescribed registration procedures with the local branch of SAFE. Pursuant to Circular 37, PRC residents must amend their SAFE registrations under certain circumstances, including upon any injection of equity interests in, or assets of, a PRC enterprise to the Offshore SPV or upon any material change in the capital of the Offshore SPV (including a transfer or swap of shares, a merger or division).

On February 13, 2015, SAFE issued the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (“Notice 13”). Notice 13 states that local PRC banks will examine and handle foreign exchange registrations for overseas direct investment, including the initial foreign exchange registration and amendment registration, from June 1, 2015. However, substantial uncertainties remain with respect to the interpretation and implementation of this notice by governmental authorities and banks.

On December 26, 2017, the NDRC issued the Measures for the Administration of Overseas Investment of Enterprises (“Measures 11”), which became effective from March 1, 2018. Measures 11 states that PRC enterprises must obtain approval from the NDRC or file with the NDRC their offshore investments made through controlled Offshore SPVs.

Pursuant to the Measures 11 and the Measures for the Administration of Outbound Investment published by the MOFCOM in September 2014, any outbound investment of PRC enterprises must be approved by or filed with MOFCOM, NDRC or their local branches. State-owned enterprises may also be required to complete approval or filing procedures with state-owned assets supervision and administration authorities with respect to certain outbound direct investments.

We have requested that our current shareholders and beneficial owners who, to our knowledge, are PRC residents complete the foreign exchange registrations and that those who, to our knowledge, are PRC enterprises comply with outbound investment related regulations. However, we may not be fully aware of the identities of beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot guarantee that all of our beneficial owners who are PRC residents will comply with the requirements under Circular 37 or related SAFE rules, or other outbound investment related regulations.

If any of our beneficial owners who are PRC residents fail to comply with Circular 37 or related SAFE rules or other outbound investment related regulations, the PRC subsidiaries could be subject to fines and legal penalties. Failure to comply with Circular 37 or related SAFE rules or other outbound investment related regulations could be deemed as evasion of foreign exchange controls and subject us to liability under PRC law. As a result, SAFE could restrict our foreign exchange activities, including dividends and other distributions made by the PRC subsidiaries to us and our capital contributions to the PRC subsidiaries.

If any of our beneficial owners who are PRC residents fail to comply with Measures 11, the investments of such beneficial owners could be subject to suspension or termination, while such beneficial owners could be subject to warnings or applicable criminal liabilities. Any of the foregoing could materially adversely affect our operations, acquisition opportunities and financing alternatives.

Failure to comply with the registration requirements for employee stock ownership plans or share option plans may subject us and our PRC equity incentive plan participants to fines and other legal or administrative sanctions.

Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employee of the PRC subsidiaries of overseas companies may submit applications to SAFE or its local branches for foreign exchange registration before exercising rights. Our directors, executive officers and other employees who are PRC residents that have been granted options may follow Circular 37 to apply for foreign exchange registration.

We and our directors, executive officers and other employees who are PRC residents that have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed company, issued by SAFE in February 2012. According to the Notice, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents must register with SAFE through a domestic qualified agent and complete certain other procedures.

Failure to complete SAFE registrations may subject our employees and the employees of the Current VIEs, and our directors, supervisors and other management members participating in our stock incentive plans to fines and legal sanctions or limit the PRC subsidiaries’ ability to distribute dividends to us. Failure to complete SAFE registrations may also limit our ability to make payments under the share incentive plans or receive dividends or sales proceeds related thereto, or to contribute additional capital into the PRC subsidiaries in China. In addition, we face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law and may therefore be subject to PRC income tax.

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, as well as its implementation rules effective from January 1, 2008 and amended on April 23, 2019, an enterprise established outside of the PRC with a “de facto management body” in the PRC is considered a resident enterprise and will be subject to a 25% enterprise income tax on its global income. The implementation rules define the term “de facto management body” as an establishment that carries out substantial and overall management and control over the manufacturing and operations, personnel, accounting and properties of an enterprise.

The State Administration of Taxation has issued guidance, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those, such as us, controlled by foreign enterprises or individuals.

However, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should determine the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. We may be considered a PRC tax resident under the new tax law and may become subject to the uniform 25% enterprise income tax on their global income, which could materially adversely affect their results of operations.

Dividends payable to foreign investors and gains on the sale of Class A Ordinary Shares by foreign investors may become subject to PRC tax law.

Under the PRC Enterprise Income Tax Law and its implementing rules, in general, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises that do not have an establishment or place of business in the PRC, or have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, in each case to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC.

If we are deemed as a PRC resident enterprise, dividends paid on the Class A Ordinary Shares, and any gain realized from the transfer of the Class A Ordinary Shares, will be treated as income derived from sources within the PRC and be subject to PRC taxation. Furthermore, if we are deemed as a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of the Class A Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties.

If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the Class A Ordinary Shares can claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to non-PRC investors or gains from the transfer of the Class A Ordinary Shares by such investors are subject to PRC tax, the value of your investment in the Class A Ordinary Shares may decline significantly.

Our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (“Circular 7”), which replaced or supplemented certain previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (the “Circular 698”), issued by the State Administration of Taxation on December 10, 2009. Circular 7 sets out a wider scope of indirect transfer of PRC assets that might be subject to PRC enterprise income tax. Circular 7 also includes detailed guidelines regarding when such indirect transfer is considered to lack a bona fide commercial purpose and thus regarded as avoiding PRC tax. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (the “SAT Circular 37”), which came into effect on December 1, 2017 and was amended on June 15, 2018. SAT Circular 37 further clarifies the practices and procedures for withholding non-resident enterprise income tax.

The conditional reporting obligation of the non-PRC investor under Circular 698 is replaced by a voluntary reporting by the transferor, the transferee or the underlying PRC resident enterprise transferred. Using a “substance over form” principle, PRC tax authorities may disregard the existence of the overseas holding company if the company lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, currently at a rate of 10%, and the transferee has an obligation to withhold tax from the sale proceeds.

Gains from the sale of shares by investors through a public stock exchange are not subject to the PRC enterprise income tax pursuant to Circular 7 where such shares were acquired in a transaction through a public stock exchange.

There remains uncertainty as to the application of Circular 7 and the SAT Circular 37. PRC tax authorities may determine that Circular 7 and the SAT Circular 37 are applicable to offshore restructuring transactions or sale of the shares of offshore subsidiaries where non-resident enterprises, as the transferors, were involved. PRC tax authorities may pursue such non-resident enterprises with respect to a filing regarding the transactions and request the PRC subsidiaries to assist in the filing.

As a result, our non-resident subsidiaries in such transactions may risk being subject to filing obligations or being taxed under Circular 7 and the SAT Circular 37, unless it can be justified that the transactions are of reasonable business purposes such as group restructuring or other allowed circumstances. Practically, there has been no major transaction of similar nature challenged by the PRC tax authorities. However, given the increasingly tightened tax administration in China and the uncertainties under Circular 7, we cannot assure you that there is no tax reporting or settlement risk for such transactions.

Governmental control of currency conversion may limit the ability of us, the PRC subsidiaries to utilize our net revenues effectively and our ability to transfer cash among the group, across borders, and to investors and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The PRC subsidiaries receive substantially all of their net revenue in Renminbi. Under the current corporate structure, we primarily rely on dividend payments from the PRC subsidiaries to fund any cash and financing requirements we may have.

The Renminbi is convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from or for our onshore subsidiaries. Certain PRC subsidiaries may purchase foreign currency for settlement of “current account transactions” without the approval of SAFE by complying with certain procedural requirements.

However, PRC governmental authorities may limit or eliminate the ability of the PRC subsidiaries to purchase foreign currencies for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Since a significant amount of the PRC subsidiaries’ revenue is denominated in Renminbi, any existing and future restrictions on currency exchange may limit their ability to utilize cash generated in Renminbi to fund their business activities outside of the PRC or pay dividends in foreign currencies to the shareholders, including holders of the Class A Ordinary Shares. These restrictions may also limit our ability to obtain foreign currency through debt or equity financing for the PRC subsidiaries.

Fluctuations in the value of the Renminbi may materially adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system, and the Renminbi may appreciate or depreciate significantly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar.

Significant revaluation of the Renminbi may materially adversely affect your investment. For example, to the extent that we need to convert U.S. dollars received from offshore financing activities into Renminbi for the operations of the PRC subsidiaries, appreciation of the Renminbi against the U.S. dollar would decrease the Renminbi amount that we would have received from the conversion. Conversely, if we, the PRC subsidiaries convert Renminbi into U.S. dollars for the purpose of making payments for dividends on the Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us, the PRC subsidiaries.

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any material hedging transactions to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure. In addition, currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

Pursuant to the HFCA Act, if the PCAOB, is unable to inspect an issuer’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

Our former auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issued the audit report for our fiscal year ended September 30, 2021 and 2022, our current auditor OneStop, which issued the audit report for the fiscal year ended September 30, 2023 included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this annual report, Marcum Asia and OneStop are not included in the list of PCAOB Identified Firms in the Determination Report.

On August 26, 2022, the PCAOB announced that it had signed a Protocol with the CSRC and the MOF of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. OneStop’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCA Act calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

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

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws.

Under the Labor Contract Law, an employer must sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions.

With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, PRC governmental authorities have introduced various new labor-related regulations since the effectiveness of the Labor Contract Law. Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds. Employers must apply for social insurance registration and open housing fund accounts for the employees and are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees.

Certain of the PRC subsidiaries have not made full contributions to social security insurance plans and housing provident fund for our employees and the employees of the Current VIEs in compliance with the relevant PRC regulations. As a result, we may be required to make up the contributions for these plans as well as to pay late fees and fines.

In addition, certain of the PRC subsidiaries provide social security insurance through third-party human resources agencies to pay social insurance premiums and make contributions to housing funds. Under the agreements entered into between the third-party human resources agencies and the PRC subsidiaries and their relevant subsidiaries, the third-party human resources agencies are obligated to pay social insurance premiums and housing funds for employees of these entities. Such arrangement may be deemed as a failure to comply with the relevant PRC laws and regulations which require an employer to pay social insurance premiums and make contributions to housing funds. Furthermore, if the third-party human resource agencies fail to pay the social insurance premiums or housing fund contributions for and on behalf of employees as required under applicable PRC laws and regulations, the PRC subsidiaries and their subsidiaries may be subject to penalties imposed by the local social insurance authorities and the local housing fund management centers for failing to discharge their obligations to pay social insurance and housing funds as an employer. In addition, we have accrued in the financial statements but not made full contributions to the social insurance plans and the housing provident fund for employees as required by the relevant PRC laws and regulations. As of the date of this annual report, we are not aware of any notice from regulatory authorities or any claim or request from these employees in this regard.

As the interpretation and implementation of these regulations are evolving, employment practices of the PRC subsidiaries may not be at all times deemed in compliance with the regulations. As a result, these entities could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For instance, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without PRC government approval, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. Furthermore, as of the date of this annual report, there have not been implementing rules or regulations regarding the application of Article 177, and, accordingly, it remains unclear as to how it will be interpreted, implemented or applied by relevant government authorities. As such, there are also uncertainties as to the procedures and requisite timing for the overseas securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States.

Risks Related to the ADSs

The market price for the ADSs is volatile.

The trading prices of the ADSs have fluctuated significantly and will continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including, among others, (i) regulatory developments affecting us, our business partners, third-party service providers, financial institutions, or our industry, (ii) market conditions in the insurance agency industry, (iii) changes in the performance or market valuations of other insurance agency companies, (iv) announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments, (v) actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results, or changes in financial estimates by securities research analysts, (vi) negative publicity about us, our management or our industry, (vii) additions to or departures of our directors and senior management, and (viii) sales or perceived potential sales of additional ordinary shares or ADSs. Furthermore, as a result of the narrow band of our ADSs publicly available for trading, small trades can cause significant percentage changes in valuation in a short time period. Such volatility may affect the attitude of investors towards our securities, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

If we fail to meet the applicable listing requirements, NASDAQ may delist our ADSs from trading on its exchange in which case the liquidity and market price of our ADSs could decline and our ability to raise additional capital would be adversely affected.

Our ADSs are currently listed for trading on the NASDAQ Global Market. There are a number of requirements that must be met in order for our ADSs to remain listed on the NASDAQ Global Market, including but not limited to the minimum bid price of at least US$1.00 per ADS and the minimum number and market value of publicly held shares, and the failure to meet any of these listing standards could result in the delisting of our ADSs from NASDAQ. We cannot assure you that we will be able to comply with all Nasdaq Listing Rules at all times, or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by NASDAQ, including but not limited to delisting.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of the date of this annual report, we had 2,837,892,046,400 ordinary shares outstanding, consisting of 2,587,892,046,400 Class A ordinary shares represented by ADSs and 250,000,000,000 Class B ordinary shares. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of the ADSs could decline.

We have granted share-based awards to certain management, employees and non-employees. In addition, we adopted a share incentive plan in 2019, or the 2019 Plan, and subsequently introduced a new share incentive plan in 2022, or the 2022 Plan under which we may have the discretion to grant a range of share-based awards to eligible participants. We intend to register all Class A ordinary shares that we have issued or that we may issue in connection with any employee share-based awards. Once we register these ordinary shares, ADSs representing them can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. If ADSs representing a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of the ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase the ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by your ADSs. If we ask for your instructions, upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our third amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten (10) days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under third amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

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

If you or any other holders or beneficial owners of ADSs, including purchasers of ADSs in secondary market transactions, bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims and may incur increased costs of bringing a claim, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of our ADSs in the secondary market) or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Your rights to pursue claims against us and the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that ADS holders, including purchasers of ADSs in secondary market transactions and the depositary have the right to elect to have any claim they may have against us arising out of or relating to our Class A ordinary shares or ADSs or the deposit agreement settled by arbitration in New York, New York rather than in a court of law, and to have any judgment rendered by the arbitrators entered in any court having jurisdiction. An arbitral tribunal in any such arbitration would not have the authority to award any consequential, special, or punitive damages and its award would have to conform to the provisions of the deposit agreement. The deposit agreement does not give us the right to require that any claim, whether brought by us or against us, be arbitrated. We believe that an optional contractual arbitration provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement.

No condition or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs, including purchasers of ADSs in secondary market transactions or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder. Therefore, to the extent there are specific federal securities law violation aspects to any claims against us or the depositary brought by any holder or owner of ADSs, including purchasers of ADSs in secondary market transactions, the federal securities law violation aspects of such claims may, at the option of such holders or owners, remain in state or federal court in the State of New York.

By agreeing to such optional arbitration provision, you will not be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Companies Act (2023 Revision) (as amended) of the Cayman Islands (the “Company Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our third amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

We have a dual class share structure. As of December 31, 2023, our ordinary shares consist of 2,587,892,046,400 Class A ordinary shares and 250,000,000,000 Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Golden Stream Ltd., a company controlled by Mr. Chengcai Qu, the Chief Executive Officer of the Group, beneficially owns all of our issued Class B ordinary shares, representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company as of the date of this annual report, due to the disparate voting powers associated with our dual-class structure. The Class B ordinary shares held by Golden Stream Ltd. represent the maximum number of shares underlying the Company’s 2022 Plan. Golden Stream Ltd. and its controlling shareholder Mr. Chengcai Qu have agreed to act upon the instructions from a senior management committee of the Company, consisting of Chengcai Qu, Zhichen (Frank) Sun and Jiamin Chen determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of these Class B ordinary shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation” and Item 6. Directors, Senior Management and Employees—E. Share Ownership.

As a result of the dual class share structure and the concentration of ownership, Golden Stream Ltd. and the senior management committee have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. It may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards. Currently, we follow our home country practices and rely on certain exemptions provided by the NASDAQ Global Market corporate governance listing standards to a foreign private issuer, including exemptions from the requirements to have:

●	majority of independent directors on our board of directors;

●	a minimum of three members in our audit committee;

●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation;

●	regularly scheduled executive sessions of independent directors;

●	a quorum of annual general meeting which is no less than 33 1/3% of our outstanding shares; and

●	shareholder approval prior to an issuance of securities in connection with (i) acquisition of the stock or assets of another company, (ii) change of control, (iii) equity compensation, and (iv) transactions other than public offerings.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you do not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ Global Market corporate governance listing standards.

We believe it is likely that we would be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject U.S. investors in ADSs or Class A ordinary shares to significant adverse U.S. federal income tax consequences.

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

Based on the composition of our income and assets and the trading price of our ADSs or Class A ordinary shares, we believe it is likely that we were a PFIC for U.S. federal income tax purposes for our 2023 taxable year. Additionally, there is a significant risk that we will be a PFIC for our 2024 taxable year and in future taxable years. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on U.S. Internal Revenue Service (“IRS”) Form 8621. If we were a PFIC in 2023 but cease to be a PFIC in 2024 or a later year, a U.S. Holder who held our Class A ordinary shares or ADSs in any year in which we were a PFIC should consider making the “purging” election described above. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” for more details. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of holding stock or ADSs in a PFIC.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Global Market, impose various requirements on the corporate governance practices of public companies. A company qualifies as an emerging growth company if it has total annual gross revenues of less than $1.235 billion during its most recently completed fiscal year. A company continues to be an emerging growth company for the first five fiscal years after it completes an IPO, unless (i) its total annual gross revenues are $1.235 billion or more; (ii) it has issued more than $1 billion in non-convertible debt in the past three years; or (iii) it becomes a “large accelerated filer”. We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

On September 18, 2023, our authorized share capital was changed to US$1,000,000 divided into 10,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 8,500,000,000,000 were designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 1,000,000,000,000 were designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 were designated as Preferred Shares of a nominal or par value of US$0.0000001 each (the “Share Split”). In connection with such Share Split, the ratio of ADSs representing our Class A ordinary shares was correspondingly adjusted from one (1) ADS representing one hundred and fifty (150) Class A ordinary share to one (1) ADS representing fifteen thousand (15,000) Class A ordinary shares.

On October 31, 2023, we entered into an equity transfer agreement to sell all of our equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Haoju”), a limited company incorporated under the laws of PRC, which was our indirect wholly-owned subsidiary prior to the disposition, to Wangxiancai Limited for nominal consideration (the “Disposal”). The Disposal was made at nominal consideration because Haoju and its subsidiaries were loss-making and had net liabilities and the possibility that it would generate cash flow in the future was minimal considering (i) decreasing demand for long-term rental apartments in areas it operated due to population outflow from these areas; and (ii) increasing operating costs as a percentage of revenue as it had incurred certain fixed costs and experienced decreasing revenue streams. The Disposed Business had been incurring losses from operations. Our accumulated deficits amounted to RMB3,558.7 million and RMB3,630.0 million (US$497.5 million) as of September 30, 2022 and 2023, respectively. Net cash used in operating activities from continuing operations were RMB 161.4 million, RMB 7.1 million and RMB 24.3 million for FY 2021, FY 2022 and FY 2023, respectively. As of September 30, 2022 and 2023, our current liabilities exceeded current assets by RMB 597.2 million and RMB 643.4 million, respectively. These factors had raised substantial doubt about our ability to continue as a going concern. Haoju holds substantially all of the equity interest of our subsidiaries in the PRC, through which we carried out long-term apartment rental business (the “Disposed Business”). The Disposed Business contributed substantially all revenue and held substantially all of our assets prior to the Disposal. The Disposal was consummated on October 31, 2023.

On November 22, 2023, we entered into an equity acquisition agreement with Alpha Mind, an insurance agency and insurance technology business in the PRC, and Alpha Mind’s then shareholders to acquire all of the issued and outstanding shares in Alpha Mind for an aggregate purchase price of US$180,000,000 (the “Acquisition”). The purchase price is payable in the form of promissory note (collectively, the “Notes”). The Notes have a maturity of 90 days from the closing date, which was subsequently extended to June 30, 2024, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities. We have been exploring financing opportunities with certain Asia-based investors who are not U.S. persons and who are not affiliated to us or the Current VIEs. The financing may involve equity-based instruments, including convertible debt. However, the terms and conditions are still under negotiation and there are uncertainties whether we can close the financing on favorable terms and in a timely manner or at all. In the event that we fail to repay the promissory notes within the extended maturity date, i.e. June 30, 2024, the noteholders may exercise their collateral rights in which case we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.” The Acquisition was completed on December 28, 2023, upon which Alpha Mind become our wholly-owned subsidiary and we assumed and began conducting the principal business of Alpha Mind.

Effective on December 7, 2023, we adjusted the ratio of ADS from one (1) ADS representing fifteen thousand (15,000) Class A ordinary shares to one (1) ADS representing six hundred thousand (600,000) Class A ordinary shares.

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure upon consummation of the Acquisition and as of the date of this annual report.

Our principal executive offices are located at Room 1610, No.917, East Longhua Road, Huangpu District, Shanghai, 200023, People’s Republic of China. Our telephone number at this address is + 86-21-6422-8532. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1 1111, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is ir.fenglinju.cn. The information contained on our website is not a part of this annual report.

SEC maintains an internet site (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

B. Business Overview

Disposed Business

During the reporting period, we were a technology-driven long-term apartment rental platform in China, offering young, emerging urban residents conveniently located, ready to move in, and affordable branded apartments as well as facilitating a variety of value-added services. We were one of the pioneers in providing branded rental apartments in China. Under our dispersed lease-and-operate model, we leased apartments from landlords and transform these apartments, mostly from bare-bones condition, into standardized furnished rooms to lease to people seeking affordable residence in cities, following an efficient, technology-driven business process. Our net revenues from Disposed Business primarily consist of rental service revenues, and revenue from various types of fees we charge our tenants for some of our value-added service. Our period-average occupancy rates was 88.1% in FY 2023.

On October 31, 2023, we sold all of the equity interest in Haoju to Wangxiancai Limited, a limited company incorporated under the laws of Hong Kong for nominal consideration. As a result of the Disposal, we no longer conducts the long-term apartment rental business as of the date of this annual report and the results of our disposed long-term apartment rental business are accounted as discontinued operations.

For more details on our Disposed Business, please refer to “Item 4. Information on the Company – B. Business Overview” in our Form 20-F for FY 2022 (file No. 001-39111) filed with the Securities and Exchange Commission on January 23, 2023).

Current Business

We acquired Alpha Mind, an insurance agency and insurance technology business in the PRC, on December 28, 2023. Alpha Mind conducts its insurance agency and insurance technology businesses in the PRC through the Current WFOE and Current VIEs.

As of the date of this annual report, we, through the Current VIEs, conduct professional insurance agency business which provides a wide variety of insurance products underwritten by major insurance companies, including industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in China. Through the Current VIEs, we hold the insurance agent operating license which is required under applicable PRC laws to conduct insurance agency business in China. As an insurance agency, we are not involved in underwriting insurance policies. We are committed to providing insurance purchasers with comprehensive services, spanning from application to claim settlement, through our professional and dedicated approach. We have accumulated substantial expertise and successfully expanded our insurance product portfolio to encompass a wide range of offerings. These include life, health, group accident, and various other property-related insurances. Leveraging the growing ubiquity of mobile internet, Alpha Mind introduced the SaaS platform in 2023. This technological advancement has streamlined and popularized our insurance agency business, enhancing accessibility and convenience for our customers.

Our role as an insurance agent is mainly to facilitate insurance companies to promote market penetration of their products through our extensive nationwide sales network. Insurance companies may leverage our marketing network to promote their products with cost efficiency rather than having to build a marketing network of their own. With respect to end customers, or insurance purchasers, our sales representatives are able to leverage their professional knowledge and experience to advise and recommend the most suitable insurance products and efficiently complete the contract signing process as well as assist them with claim applications.

With our solid foundation and unwavering commitment to excellence, we are confident in our ability to capitalize thriving Chinese insurance agency market. In 2023, we were ranked 30 among the top 100 insurance intermediaries in China and were ranked third in Tianjin region, in terms of insurance premium facilitated. We, through the Current VIEs, are principally engaged in the insurance agency business primarily through a “Business to Business to Consumer,” or B2B2C, model. We offer a wide variety of insurance products underwritten by major insurance companies in China, including industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in China, to insurance purchasers and generate revenue from commissions from these insurance companies, typically based on a percentage of the premium paid by insurance purchasers. In 2021 and 2022 and 2023, Alpha Mind sold more than 799,444, 4,162,277 and 13,687,786 insurance policies with an aggregate premium of approximately RMB1,883.9 million, RMB2,170.6 million and RMB2,139.0 million, respectively.

Alpha Mind sells insurance policies primarily through a network of external referral sources, which comprised more than 805 external registered sales representatives and 197 strategic channel partners as of December 31, 2023, as well as through the in-house sales force. As of December 31, 2023, Alpha Mind had branch coverage in 18 cities in 11 provinces, autonomous regions and municipalities in China and had established collaborative relationships with 47 insurance companies and approximately 150 of their branches in China.

Alpha Mind primarily operate in China’s insurance market. According to CBIRC, the total insurance premium in China reached approximately RMB4.7 trillion in 2022, increased by 4.6% from approximately RMB4.5 trillion in 2021. The insurance premium from property related insurance reached approximately RMB1.3 trillion in 2022, increased by 8.9% from approximately RMB1.2 trillion in 2021. We expect the growth of China’s insurance market to continue, and the competition among insurance agencies to intensify.

For the risks associated with being based in or having the majority of our operations in China, see “Part I—Risks Associated with Being Based in or Having the Majority of the Operations in China.” For the risks associated with the HFCA Act, see “Part I—Risks Associated with the Holding Foreign Companies Accountable Act.”

Our Insurance Agency Business

We specialized in distributing automobile insurance policies at the earlier stage of our business and subsequently expanded our insurance product portfolio to include other types of insurance including life, health, group accident and other property related insurances. In 2023, insurance premium from property related insurance accounted for approximately 97.7% of the total insurance premium from Alpha Mind’s insurance policies sold.

We typically do not collect, hold or refer any insurance premiums to or on behalf of the insurance companies. The insurance premium typically will be paid directly by the insurance purchasers to the insurance companies, and the insurance companies will pay us the commission within a specified period after their receipt of the insurance premium. After an insurance policy takes effect, we communicate and coordinate with insurance purchasers and insurance companies to serve their respective needs. As we do not underwrite insurance policies, the insurance purchasers or policy holders do not have any direct recourse with us for insurance claims as the insurance contract is entered into directly between the policy holders and the insurance companies, we only play the role of facilitating the claim process.

We generate revenue from our insurance agency business primarily through collecting commissions from insurance companies for successful sales of their insurance products, which are typically based on a percentage of the premium paid by insurance policy purchasers. The commission rates are typically set by insurance companies and vary for different product types, different insurance companies and different geographic regions in which the insurance products are sold. The commission rates are also subject to adjustments by insurance companies from time to time based on their expectation on profits, consumer demand for insurance products in the market, the availability and pricing of comparable products from other insurance companies, regulatory requirements and governmental policies, and other factors that affect insurance companies at the relevant time. In this connection, the average commission rates also varied between different cities in which we operate our insurance agency business, and in 2021, 2022 and 2023, Alpha Mind’s by-city average commission rates ranged from 11% to 32%, 11% to 34% and 9% to 33%, respectively, while its overall average commission rate was 16%, 16% and 14%, respectively.

Our SaaS Platform

In 2023, capitalizing on the growing prevalence of mobile internet, Alpha Mind introduced a SaaS platform to enhance its insurance agency business. The implementation of our SaaS platform has allowed us to offer more comprehensive services and expand our reach from offline to online customers. We continue to refine the functions of this platform to suit the needs of the insurance agency business. We believe this platform has several key advantages that further augment our services:

●	Insurance product front – The SaaS platform seamlessly connects with insurance companies’ system, granting us access to their extensive product offering database. This capability enhances our capability to identify and recommend the most suitable insurance product based on the specific needs of end customers.

●	Sales front – Through the SaaS platform, individuals aspiring to become insurance agents can easily submit their applications to us. This streamlined process enables us to expand our sales team while minimizing costs.

●	Training front – Our SaaS platform offers a wide range of comprehensive online training courses to the insurance agents. This valuable resource helps enhance their technical expertise and sales acumen, ultimately improving their overall performance.

●	End customer front – The SaaS platform provides our end customers with a host of support services, including round-the-clock online customer service and efficient claim settlement assistance. The SaaS Platform is able to streamline the insurance claiming process by enabling direct connections between customers and insurance companies. In addition, we also provide assistance to customers in preparing the required documentation, ensuring a simplified process when filing insurance claims. Such claims settlement assistance service enables the end customers to receive claims in a more convenient and efficient manner. Additionally, it helps us to identify and target potential customers, enabling us to channel our sales efforts more effectively.

The SaaS platform serves principally as a backstage management system to facilitate the process of the insurance agency business. The targeted users of the SaaS platform are primarily insurance agents. Through this SaaS platform, insurance agents are able to help end-customers to access insurance companies’ platform which streamlines the process of signing insurance policies with the insurance companies online. The main features of the SaaS platform include:

●	Personnel management – The SaaS platform allows us to store and manage basic information of contracted insurance agents and provide various online trainings to them. It also allows us to manage contracts with the insurance agents.

●	Financial management – The SaaS platform has features that allow us to monitor and manage the settlement of commission fees with the insurance companies in an organized manner.

●	Business management – The SaaS platform allows us to manage and store the information of various insurance products we are authorized by various insurance companies to sell. This allows our contracted insurance agents to timely retrieve the information regarding the insurance products when they are serving potential insurance purchasers. It also supports features such as online contracting, customer management and insurance plan management.

Potential insurance agents who seek to work with us can submit online application through a gateway WeChat mini program. We will then review their application and determine if they meet our criteria. Once they become our contracted insurance agents, they will be able to access resources and features on the SaaS platform. Currently the insurance agents are not required to pay to access the features of the SaaS platform. As of the date of this annual report, we have yet to have any registered user on the platform as we are still test-running the platform.

Our Insurance Products

We primarily offer automobile insurance and other property related insurance products underwritten by major insurance companies in China.

In 2021, 2022 and 2023, Alpha Mind sold 799,444, 4,162,277 and 13,687,786 insurance policies of various insurance companies, respectively. Our insurance policies generally have a term of one to two years. These policies are underwritten by insurance companies directly, and we are not a party to the insurance policy or other agreements with the purchasers of the policies.

Our Referral System

Our insurance agency business has developed a referral system that relies on the external registered sales representatives (i.e., insurance agents), distribution channel partners, and our in-house sales force.

Our registered sales representatives are qualified salespersons who have completed the necessary registration process through our WeChat mini program or offline offices. Working in collaboration, we share the commission generated from the sales of insurance products. By engaging these registered sales representatives, we can enhance our sales capabilities and ensure a wider reach for our insurance offerings.

Our distribution channel partners are non-insurance companies, including auto dealerships. For example, when these dealerships sell cars to their customers, they also introduce our insurance products as a part of the car purchasing process. This strategic collaboration allows us to establish a network of potential customers who are in need of insurance coverage for their newly purchased vehicles. By maintaining relationship between the auto dealerships and their customers, we can effectively promote our insurance products to more customers.

According to the agreements we entered into with distribution channel partners, the suppliers are authorized to introduce our insurance products to their customers as part of the referral process. These agreements also outline the service fees that will be charged for their referral services. In addition, the confidentiality clauses also include terms to protect customer information and maintain privacy of both parties involved. The agreements further specify the duration of the cooperation and any provisions for renewal or termination, ensuring flexibility to accommodate parties’ business needs.

Our in-house sales team is responsible for promoting and selling the insurance products directly to customers. Our in-house sales team establishes close relationships with customers, providing personalized guidance and support throughout the sales process. We continuously equip our sales team with latest industry knowledge and sales techniques, ensuring they are capable to meet the evolving needs and preferences of our customers.

Our Business Partners

We cooperate with a variety of business partners in conducting our businesses, including customers and suppliers in our insurance agency business.

Our customers for the insurance agency business are major insurance companies in China, which we consider as our insurance company partners. As of December 31, 2023, we had established business relationships with 47 insurance companies. These companies include industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in China.

We conduct regular visits to, and organize periodic marketing events for insurance companies, including their headquarters and their branches in different regions, to promote our insurance agency services and introduce our business model and the functionalities of our SaaS platform, particularly on how they facilitate end consumers reach, user experience and transaction efficiency. Our senior management and marketing department at headquarters maintain close communications with the headquarters of major insurance companies. We also invite insurance companies to visit our headquarters and branches to demonstrate our business operations, flows and strengths.

Our suppliers primarily include external referral sources which we consider as our distribution channel partners. As of December 31, 2023, we had established business relationships with 197 distribution channel partners.

We engage external referral sources in different geographic locations of various types of businesses. We select our external referral sources based on various criteria, including their reputation, consumer flows, industry experience, operational track record and previous relationship with us. We require our external referral sources to obtain necessary licenses and certificates required to conduct their relevant business. See “—B. Business Overview— Our Referral System” for more details.

Our End Customers

We sell the insurance products primarily to individual end consumers. We are not a party to the insurance policies underwritten by insurance companies, and generally do not enter into any agreements with our end consumers. We actively promote insurance products we carry to end consumers. Through our marketing network, we contact potential end consumers with our target demographics on a regular basis. We also keep track of our end consumers who bought insurance products from us.

Sales and Marketing

We focus our marketing efforts on engaging insurance companies, sales channel partners and end customers. We have a dedicated marketing team at our headquarters, which formulates and executes our overall sales, marketing and branding strategies.

Our service personnel at local branches visit our insurance company partners regularly to promote our services and products and hold educational seminars and networking events to attract end customers and build our brand recognition. We also promote our products and services by attending conferences and industry exhibitions and through word-of-mouth referrals. We also utilize targeted advertisement placements on the Internet and social media platforms to increase brand exposure, build trust among potential end customers and improve end customer conversion.

Competition

We face competition principally from other insurance agency companies and insurance companies in China, including:

●	large or regional insurance agency companies providing property and casualty or life insurance products;

●	online insurance agency platforms;

●	insurance companies’ direct online sales platforms;

●	insurance companies distributing products by in-house sales force; and

●	business entities distributing insurance products on an ancillary basis.

These competitors may vary in terms of their size, business model, technological capabilities, and the range of insurance products they offer. We may face new competition as we introduce new services, as our existing services evolve, or as other companies introduce new services.

While the insurance agency industry is evolving rapidly and is becoming increasingly competitive, we believe that we compete favorably because of our strong technology and infrastructure capabilities, deep connections with insurance companies and strong marketing capabilities.

Intellectual Property

We seek to protect our intellectual property through a combination of patent protection, copyrights, trademarks, service marks, domain names, trade secret laws, confidentiality procedures and contractual restrictions.

As of the date of this annual report, we had one copyright, one domain name and one trademark registered in China. Our intellectual properties are complementary and indispensable to each other to form the basis of our services and solutions and our operational systems. We intend to file additional intellectual property applications as we continue to innovate through our research and development efforts, and to pursue additional intellectual property protection to the extent we deem it beneficial and cost-effective.

We enter into confidentiality agreements with our key employees. In addition, the cooperation agreements that we enter into with our business partners include confidentiality provisions.

For additional information about our intellectual property and associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, results of operations and prospects.”

Seasonality

We generally experience a lower transaction volume for our insurance agency business during the first quarter of a given year due to holiday seasons in China, and remain relatively stable for the remaining threequarters of the year.

Regulations

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, rules and regulations relevant to our business and operations in the PRC.

Regulation of Insurance Agencies

The principal regulation governing professional insurance agencies is the Provisions on the Regulation of Insurance Agencies, effective from January 1, 2021. The Provisions on the Regulation of Insurance Agencies regulate market access, operating rules, market exit, monitoring and inspection, and legal obligations for insurance agencies.

According to the Provisions on the Regulation of Insurance Agencies, “insurance agencies” refers to organizations or individuals that are entrusted by an insurance company and collect commissions from the insurance company to handle the insurance business on an agency basis within the scope authorized by the insurance company, including professional insurance agencies, sideline insurance agencies and individual insurance agents.

To establish a professional insurance agency, the minimum registered capital depends on its business region. For professional insurance agencies whose business regions are not limited to the province, autonomous region, municipality directly under the central government, or city specifically designated in the state plan where they are registered, the minimum registered capital should be RMB50 million, while for those operating within the province, autonomous region, municipality directly under the central government, or city specifically designated in the state plan where they are registered, the minimum registered capital should be RMB20 million. The registered capital of a professional insurance agency must be paid-in monetary capital. An insurance professional agency must obtain an Insurance Agent Operating License.

A professional insurance agency may engage in the following insurance agency businesses:

●	selling insurance products on behalf of the insurer principal;

●	collecting insurance premiums on behalf of the insurer principal;

●	conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and

●	other business activities specified by the CBIRC.

According to the Notice to Overhaul Chaotic Auto Insurance Market (the “Overhaul Notice”), promulgated by the CBIRC on July 6, 2017, all property insurance companies must intensify their compliance management and control of vehicle insurance intermediary businesses, and comply with authorization and management responsibilities applicable to intermediaries and individuals. Property insurance companies may not entrust any institution without lawful qualification to conduct insurance sale activities, or pay vehicle insurance service charges to unqualified institutions, directly or in a disguised way.

Property insurance companies may not entrust or permit any cooperative intermediary to delegate vehicle insurance agency rights to any other institution. A property insurance company may entrust a third-party internet platform to provide webpage-linking services, but may not entrust or permit any third-party internet platform without a lawful qualification as an insurance intermediary to engage in insurance sale activities on its website, including trial calculations of insurance premiums, price quotations and comparisons, business promotions and fund payments.

Property insurance companies must submit for approval of the terms and premium ratios for vehicle insurance. Any property insurance company, insurance intermediary or individual may not grant or undertake to grant benefits not specified in an insurance contract to the policyholder or the insured, including by returning cash or providing prepaid cards, negotiable securities, insurance products, coupons or other property, or offsetting premiums by reward points or exchanging reward points for goods. Property insurance companies, insurance intermediaries or individuals may not pay interest or benefits not specified in an insurance contract in a disguised way such as by allowing the insured to participate in a promotional campaign organized by any other institution or individual.

According to the Guiding Opinions on Implementation of the Comprehensive Reform of Vehicle Insurance promulgated by the CBIRC on September 2, 2020, insurance companies and intermediaries will be under simultaneous investigation and handling in the vehicle insurance field, to severely crack down on the illegal acts such as obtaining service charges by fabricating intermediary business, issuing false invoices and bundled sales. In addition, it is imperative to promote insurance companies and intermediaries to improve the connection of information systems, to regulate the settlement and payment of service charges, and prohibit the advance payment by sales personnel. Insurance intermediaries are prohibited from carrying out non-local vehicle insurance business.

In September 2023, the National Financial Regulatory Administration promulgated the Measures for the Administration of Insurance Sales Activities, which will come into force on March 1, 2024. These Measures categorizes insurance sales activities of insurance companies and insurance intermediaries, including insurance agency companies, into three phases namely pre-sales, in-sales, and post-sales activities, setting forth varied regulatory requirements on insurance sales activities in the phases of pre-sales, in-sales, and post-sales activities.

Qualification Management for Practitioners of Insurance Agencies

Based on the Provisions on the Regulation of Insurance Agencies, the CBIRC is authorized by law and the State Council to exercise centralized supervision and administration competence over practitioners of insurance agencies by category. Under the Provisions on the Regulation of Insurance Agencies, the term “practitioners of insurance agencies” refers to individuals of insurance agencies who engage in sale of insurance products or the relevant loss survey.

Based on the Provisions on the Regulation of Insurance Agencies, the Circular of the China Insurance Regulatory Commission on Issues concerning the Administration of Insurance Intermediary Practitioners promulgated by the CBIRC on August 3, 2015 and Notice on Cancelling and Adjusting a Group of Administrative Approval Items promulgated by the CBIRC on August 7, 2015, prior to practice of practitioners of insurance agencies, the employer should file practice registration information for such personnel on the CBIRC insurance intermediaries monitoring information system, without requiring a qualification certificate as a prerequisite for practice registration management.

Professional insurance agencies, including us, are obligated to monitor the sales activities of the salespersons and restrict and prohibit the misconduct of such insurance sales practitioners employed by or cooperated with such professional insurance agencies. Any failure to do so may result in rectification orders, penalties or fines to the practitioners of insurance agencies and the professional insurance agencies themselves.

Regulation of Internet Insurance

On December 7, 2020, CBIRC issued Measures for the Regulation of Internet Insurance Businesses (the “Internet Insurance Measures”). Pursuant to the Internet Insurance Measures, no institutions or individuals other than insurance institutions, which refer to insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries, may engage in the internet insurance business. Under the Internet Insurance Measures, an insurance institution may sell insurance products or provide insurance brokerage services via the Internet and self-service terminal equipment, so that consumers can independently learn the product information and complete insurance purchase on their own through such insurance institution’s self-operated network platform or the self-run network platforms of other insurance institutions. However, the insurance application pages must belong to the self-run network platform of such insurance institution. “Self-operated online platforms” refer to online platforms set up by insurance institutions with independent operation and complete data authority. Self-operated online platforms shall effectively isolate from its affiliated parties such as shareholders, actual controllers and senior executives of the company in such aspects as finance, business, information system and customer information protection etc.

An insurance institution conducting Internet insurance businesses and its self-operated network platform shall meet the following conditions:

●	the place of service access is within the territory of the PRC;

●	it shall meet the provisions of the relevant laws and regulations and the qualification requirements of the competent authority of the relevant industry;

●	it shall have an information management system and core business system supporting the operation of Internet insurance businesses, which shall be effectively isolated from other irrelevant information systems of the insurance institution;

●	it shall have sound cybersecurity monitoring, information notification and emergency response mechanisms, as well as sound cybersecurity protection means such as boundary protection, intrusion detection, data protection and disaster recovery;

●	it shall implement the national graded protection system for cybersecurity, carry out record-filing of the grading of cybersecurity, regularly carry out graded protection assessment, and implement security protection measures for the corresponding grades;

●	it shall have a legal and compliant marketing model and establish an operation and service system that meets the operation needs of Internet insurance, meets the characteristics of Internet insurance users and supports the service coverage regions;

●	it shall establish or specify an Internet insurance business management department, equip itself with corresponding professionals, designate a senior executive to serve as the person in charge of Internet insurance businesses, and specify the persons in charge of the self-run network platforms respectively;

●	it shall have a sound management system and operating procedures for Internet insurance businesses;

●	an insurance company shall, in carrying out Internet insurance sales, comply with the relevant provisions of the CBIRC on the regulatory evaluation for solvency and protection of consumers’ rights and interests;

●	a professional insurance intermediary shall be a national agency, and its business regions are not limited to the province where its head office is registered, and shall comply with the relevant provisions of the CBIRC on the classified regulation of professional insurance intermediaries; and

●	it shall meet other conditions prescribed by the CBIRC.

According to the Internet Insurance Measures, “Internet insurances companies” can be established upon special approval by the CBIRC and registered in accordance with the law without establishing branches and specialize in carrying out Internet insurance business nationwide in order to promote the integration and innovation of insurance business with the Internet, big data and other new technologies. An Internet insurance company shall not sell insurance products offline or through other insurance institutions.

In addition, an Internet enterprise is allowed to use the self-operated network platform to sell Internet insurance products and provide insurance services as an insurance agent, provided that such Internet enterprise shall obtain the insurance agency operating license for operating insurance agency business.

Non-insurance institutions may not carry out Internet insurance business, including but not limited to the following commercial acts: (i) providing consulting services for insurance products; (ii) comparing insurance products, trial calculation of insurance premiums and comparing quotations; (iii) designing insurance purchase plans for insurance applicants; (iv) going through insurance purchase formalities on behalf of clients; and (v) collecting insurance premiums as an agent.

The Internet Insurance Measures provides that the CBIRC and its local offices are responsible for the development of the regulatory system for Internet insurance business in an overall manner, and the CBIRC and its local offices shall, in accordance with the division of regulatory work for insurance institutions, implement daily monitoring and regulation of Internet insurance business.

Regulation of Services Provided by Professional Insurance Agency and Its Practitioners

Based on the Provisions on the Regulation of Insurance Agencies, professional insurance agencies and practitioners may not take the following deceptive actions in insurance agency activities:

●	deceiving the insurer, applicant, the insured or beneficiary;

●	concealing important information relating to the insurance contract;

●	obstructing the applicant to perform his/her obligation of disclosure, or inducing him/her not to perform his/her obligation of disclosure;

●	giving or promising to give the applicant, the insured or the beneficiary benefits other than those stipulated in the insurance contract;

●	coercing, inducing or restricting the applicant to enter into an insurance contract by taking advantage of his/her administrative power, position or the advantage of his/her occupation or by other unfair means;

●	forging or altering an insurance contract without authorization, or providing false supporting materials for the parties to an insurance contract;

●	misappropriating, withholding or occupying insurance premiums or insurance benefits;

●	seeking improper benefits for other institutions or individuals by taking advantage of his/her business;

●	defrauding the insurance benefits by colluding with the applicant, the insured or beneficiary; or

●	disclosing business secrets of the insurer, the applicant or the insured known in the business activities.

A professional insurance agency may not sign insurance contracts on behalf of a contributor. On April 2, 2019, the CBIRC issued a Notice to Rectify the Irregularities in the Insurance Intermediary Market (the “Rectify Notice”), requiring all insurance companies and insurance intermediaries to conduct self-inspections to determine whether their practices violate relevant regulations.

According to the Rectify Notice, among other matters, insurance intermediaries and insurance agencies must rectify any non-compliance practices, such as granting or undertaking to grant policyholders, insured parties or beneficiaries benefits other than those agreed in the insurance contracts, failure to register the sales persons engaged by the insurance intermediaries with the CBIRC’s Insurance Intermediaries Regulatory Information System, or hiring sales person with bad conduct or who do not have professional knowledge necessary for insurance sales. As of the date this proxy statement/prospectus, CCT has completed the applicable rectification measures.

On June 23, 2020, the CBIRC further issued the Notice to Follow-up Review of the Rectification of Market Chaos in Banking and Insurance Industries (the “Review Notice”), requiring all banking and insurance institutions to carry out strict self-examination and self-rectification. According to the Review Notice, among other matters, insurance companies and insurance intermediaries must rectify any non-compliance practices, such as misleading consumers to buy insurance products by making false publicity on the grounds that the sales of insurance products are about to be stopped or the premium rates are about to be adjusted, maliciously misleading or instigating clients to cancel insurance policies, making consumers suffer from unnecessary losses of contractual rights and interests, or disclosing client information in violation of regulations. CCT has completed the self-examination and self-rectification work and reported the same to the CBIRC.

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

The Foreign Investment Law mainly stipulates four forms of foreign investors, which includes: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within PRC; and (d) foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council. Compared with the Three FIE Laws, the Foreign Investment Law is profoundly different in the following aspects:

●	Application of a pre-establishment national treatment. According to the Foreign Investment Law, the PRC governments shall govern foreign investment according to the system of pre-establishment national treatment, which requires treatment given to foreign investors and their investments during the market access stage shall not be inferior to treatment afforded to PRC domestic investors and their investment except where a foreign investment falls into the orbit of the Negative List.

●	Application of an updated Investment Management. Pursuant to the Foreign Investment Law, the State shall establish a foreign investment information report system. Foreign investors or FIEs shall submit investment information to the competent department for commerce through the enterprise registration system and the enterprise credit information publicity system. The content and scope of information subject to the reporting obligations shall be determined under the principle of necessity. In addition, the State shall establish a security review system for foreign investment, under which a security review shall be conducted for any foreign investment affecting or having the possibility to affect the state security.

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

Regulation of Foreign Investment in the Insurance Brokerage and Insurance Agency Industry

Pursuant to the Announcement of the China Insurance Regulatory Commission on Permitting Foreign Insurance Brokerage Companies to Establish Solely Foreign-invested Insurance Brokerage Companies, effective from December 11, 2006, in accordance with the related commitments of China for accession to the WTO, foreign insurance brokerage companies may establish wholly foreign-funded insurance brokerage companies in accordance with PRC laws and there are no restrictions other than those on establishment conditions and business scope. Pursuant to the Notice of the China Banking and Insurance Regulatory Commission on Widening the Scope of Business of Foreign-funded Insurance Brokerage Companies issued on and effective from April 27, 2018, foreign-funded insurance brokerage institutions that have obtained insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council may engage in the same businesses as a PRC domestic insurance brokerage company.

Pursuant to the Public Announcement of the China Insurance Regulatory Commission on Relevant Matters Concerning the Application of the Insurance Agencies in Hong Kong and Macao for Establishing Solely-Invested Insurance Agencies in the Mainland issued on December 26, 2007, from January 1, 2008, local professional insurance agencies in Hong Kong or Macao which meet the requirements may apply for the establishment of solely-invested insurance agencies in the mainland of the PRC. Pursuant to the Supplements and Amendments VIII to the Mainland’s Specific Commitments on Liberalization of Trade in Services for Hong Kong and the Supplements and Amendments VIII to the Mainland’s Specific Commitments on Liberalization of Trade in Services for Macao, qualified insurance brokerage institutions in Hong Kong or Macao may establish solely-invested insurance agencies in Guangdong province (including Shenzhen) for practicing within Guangdong province. Pursuant to the Notice of the China Banking and Insurance Regulatory Commission on Allowing Overseas Investors to Operate Insurance Agent Business in China, effective from June 19, 2018, overseas insurance agency entities operating an insurance agency business for three or more years outside China and foreign-funded insurance companies in China which have operated for three or more years may apply to CBIRC to establish a foreign-invested insurance agency within China.

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

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was further amended on August 27, 2009 and October 25, 2013. Under the Consumer Protection Law, any business operator providing a commodity or service to a consumer is subject to certain mandatory requirements, including the following:

●	to ensure that commodities and services up to certain safety requirements;

●	to protect the safety of consumers;

●	to disclose serious defects of a commodity or a service and to adopt preventive measures against occurrence of damage;

●	to provide consumers with accurate information and to refrain from conducting false advertising;

●	to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;

●	not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;

●	to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and

●	not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

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

Regulation of Anti-money laundering

Based on the Circular on Strengthening Work of Anti-Money Laundering in Insurance Industry, promulgated on August 10, 2010 by the CB IRC, and Administrative Measures for the Anti-money Laundering Work in the Insurance Industry, effective from October 1, 2011, the CBIRC organizes, coordinates and directs policies concerning anti-money laundering in the insurance industry. Under these measures, insurance companies, insurance asset management companies, professional insurance agencies and insurance brokers are required to materially improve their anti-money laundering related internal control competence on the basis of real-name policy issuance and on the principle of complete customer materials, traceable transaction records and regulated funds operation.

Based on provisions of the Administrative Measures for the Anti-money Laundering Work in the Insurance Industry, insurance companies carrying out the insurance business via professional insurance agencies or financial institution-based insurance joint offering agencies must include anti-money laundering provisions in their cooperation agreements. Professional insurance agencies and brokers must establish anti-money laundering internal control systems and prohibit equity investments with funds from illicit sources.

Senior management personnel of professional insurance agencies and brokers must be versed in anti-money laundering laws and regulations. Professional insurance agencies and brokers must provide anti-money laundering training and education, properly manage major money laundering cases involving itself, facilitate anti-money laundering monitoring and inspection, administrative investigation and investigation of criminal activities involving money laundering, and keep confidential any information related to lawful anti-money laundering initiatives.

Regulations relating to Information Security and Censorship

Internet content in China is also strictly regulated and restricted from a state security standpoint. Pursuant to the Decision Regarding the Protection of Internet Security enacted by the SCNPC on December 28, 2000, which was amended on August 27, 2009, any attempt to undertake the following actions may be subject to criminal punishment in China:

●	gaining improper entry into a computer or system of national strategic importance;

●	disseminating politically disruptive information;

●	leaking government secrets;

●	spreading false commercial information; or

●	infringing intellectual property rights.

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

Regulations relating to Mobile Internet Applications Information Services

In China a mobile internet application is governed by the Provisions on the Administration of Mobile Internet Application Information Services, or the Provisions on Administration of Application, as promulgated by the CAC on June 28, 2016 and became effective on August 1, 2016.

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

C. Organizational Structure

We are not an operating company but a Cayman Islands holding company with operations conducted by our subsidiaries in China. Our operations are primarily conducted through our PRC subsidiaries and other consolidated entities. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, FLJ Group Limited may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to FLJ Group Limited may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt.

The chart below sets forth our simplified corporate structure and identifies our principal subsidiaries as of September 30, 2023.

(1)	Previously known as Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd.

(2)	Chengcai Qu holds the remaining 0.1% of the shares of Chengdu Liwu Apartment Management Co., Ltd. on behalf of Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd.

On October 31, 2023, we sold all of our equity interest in Haoju. Haoju holds substantially all of the equity interest of our subsidiaries in the PRC, through which we carried out the Disposed Business. The Disposed Business contributed substantially all revenue and held substantially all of our assets prior to the Disposal.

We acquired Alpha Mind, an insurance agency and insurance technology business in the PRC on December 28, 2023. Alpha Mind conducts insurance agency and insurance technology businesses in the PRC through the Current WFOE and Current VIEs.

We conduct insurance agency and insurance technology businesses in the PRC through our indirectly wholly-owned subsidiary, our Current WFOE and the Current WFOE’s consolidated variable interest entities. In April 2022, Alpha Mind, through the Current WFOE, entered into contractual arrangements with the Current VIEs. The contractual arrangements enable Alpha Mind to obtain control over the Current VIEs. The contractual arrangements consist of powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity interest pledge agreements and spousal consent letters. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the Current VIEs and Their Shareholders” for details.

The chart below sets forth our simplified corporate structure and identifies our principal subsidiaries as of the date of this annual report.

-----	►VIE contractual arrangement

Note:

On December 28, 2023, we completed the acquisition of 100% equity interest in Alpha Mind for a consideration of US$180,000,000. The purchase price is payable in the form of the Notes. The Notes have a maturity of 90 days from the closing date, which was subsequently extended to June 30, 2024, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities.

Contractual Arrangements with the Current VIEs and Their Shareholders

Agreements that Provide Us with Effective Control over the Current VIEs

Equity Pledge Agreements

The Current WFOE entered into an equity pledge agreement with each of the Current VIEs and its shareholders on April 13, 2022. The registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with PRC Property Rights Law was completed on January 1, 2022. Pursuant to the equity pledge agreement and upon the completion of the equity pledge registration, each shareholder of each of the Current VIEs has pledged all of its equity interest in each of the Current VIEs to the Current WFOE to guarantee the performance by such shareholder and each of the Current VIEs of their respective obligations under the exclusive business cooperation agreement, powers of attorney and exclusive option agreement as well as their respective liabilities arising from any breach. If each of the Current VIEs or any of its shareholders breaches any obligations under these agreements, the Current WFOE, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of each of the Current VIEs agrees that before its obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in any change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of the Current WFOE. The equity pledge agreement will remain effective until each of the Current VIEs and its shareholders discharge all their obligations under the contractual arrangements.

Power of Attorney

The Current WFOE entered into a power of attorney with each of the Current VIEs and its shareholders on April 13, 2022. Pursuant to the power of attorney, each shareholder of each of the Current VIEs irrevocably authorizes any person(s) designated by the Current WFOE to act as his or her exclusive agent and attorney to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in each of the Current VIEs, such as the right to appoint or remove directors, supervisors and officers, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. Each power of attorney will remain in force as long as the shareholder remains a shareholder of each of the Current VIEs.

Agreement that Allows Us to Receive Economic Benefits from the Current VIEs

Exclusive Business Cooperation Agreements

The Current WFOE entered into an exclusive business cooperation agreements with each of the Current VIEs on April 13, 2022. The Current WFOE has the exclusive right to provide each of the Current VIEs with technical support, consulting services and other services. In exchange, the Current WFOE is entitled to receive a service fee from each of the Current VIEs on an annual basis and at an amount equal to 100% of the consolidated net income (gross income less costs) of each of the Current VIEs.

Each of the Current VIEs has granted the Current WFOE the exclusive right to purchase any or all of their business or assets at the lowest price permitted under PRC law. This agreement remains effective unless otherwise agreed among the parties.

Agreement that Provides Us with the Option to Purchase the Equity Interest and Assets in the Current VIEs

Exclusive Option Agreements

Pursuant to the exclusive option agreements entered into by the Current WFOE with each of the Current VIEs and shareholders of the Current VIEs on April 13, 2022, the shareholders of each of the Current VIEs have irrevocably granted the Current WFOE an exclusive option to purchase, by itself or by persons designated by it, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholders’ equity interests in each of the Current VIEs.

The purchase price of the equity interests in each of the Current VIEs shall be equal to the minimum price regulated by the PRC law.

Without the Current WFOE’s prior written consent, each of the Current VIEs and its shareholders have agreed not to amend each of the Current VIEs’ articles of association, increase or decrease each of the Current VIEs’ registered capital, change each of the Current VIEs’ structure or registered capital in other manners, sell or otherwise dispose of each of the Current VIEs’ material assets or beneficial interests in each of the Current VIEs, create or allow any encumbrance on each of the Current VIEs’ material assets or provide any loans.

Current WFOE is entitled to all dividends and other distributions declared by each of the Current VIEs, and the shareholders of each of the Current VIEs have agreed to pay any such dividends or distributions to Current WFOE or any other person designated by Current WFOE to the extent permitted under applicable PRC laws. The exclusive option agreements will remain effective until all equity interests of each of the Current VIEs held by its shareholders have been transferred or assigned to Current WFOE or its designated person.

Spousal Consent Letters

Each spouse of the relevant individual shareholders of the Current VIEs has signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the disposition of the equity interest in the Current VIEs which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned equity pledge agreements, exclusive option agreements, shareholders’ power of attorney and exclusive business cooperation agreement, as amended from time to time. Moreover, the spouse undertook not to make any assertions in relation to such equity interest held by and registered under the name of his or her spouse.

D.	Property, Plants and Equipment

The table below contains a summary of our properties and the properties of the Current VIEs as of the date of December 31, 2023.

Location	Space (sq.m.)	Use	Lease Term
Room 1610, No 917, East Longhua Road, Huangpu District, Shanghai, PRC	107.7	Administration	August 1, 2023 to July 31, 2024
Room 1105, Building D, Junli Commercial Building, Yangcun Street, Wuqing district, Tianjin.	76.4	Administration	September 1, 2022 to August 31, 2025
No.2416, 24th Floor, Shanghai Building, Jinzhai Modern Industrial Park, Lu’an City, Anhui Province	76.3	Administration	May 1, 2023 to April 30, 2024

We believe that our existing facilities are generally adequate to meet our current needs, but expect to seek additional space as needed to accommodate future growth.

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

During the reporting period, we were a technology-driven long-term apartment rental platform in China, offering young, emerging urban residents conveniently located, ready to move in, and affordable branded apartments as well as facilitating a variety of value-added services. We were one of the pioneers in providing branded rental apartments in China. Under our dispersed lease-and-operate model, we leased apartments from landlords and transform these apartments, mostly from bare-bones condition, into standardized furnished rooms to lease to people seeking affordable residence in cities, following an efficient, technology-driven business process. Our net revenues from Disposed Business primarily consist of rental service revenues, and revenue from various types of fees we charge our tenants for some of our value-added service.

On October 31, 2023, we sold all of the equity interest in Haoju to Wangxiancai Limited, a limited company incorporated under the laws of Hong Kong for nominal consideration. As a result of the Disposal, we have no longer conducted the long-term apartment rental business as of the date of this annual report and the results of our disposed long-term apartment rental business are accounted as discontinued operations in accordance with ASC 205-20-45 in the financial statements as of and for the fiscal year ended September 30, 2023 included elsewhere in this annual report.

For additional information, see Note 3 – “Disposition of Long-term Apartment Rental Business” to our consolidated financial statements included elsewhere in this annual report.

We did not general any revenue in FY 2021, FY 2022 and FY 2023 from Continuing Operations. Overall, we incurred a net loss from continuing operations of RMB130.6 million, RMB495.1 million and RMB27.3 million in FY 2021, FY 2022 and FY 2023, respectively.

B.	Liquidity and Capital Resources

During the reporting period, our principal sources of liquidity, which we have used to fund our growth, operations and capital expenditures for our apartments network, have been proceeds from tenants’ rental prepayment, draw-downs under short-term debt and other financing. As of September 30, 2023, we had RMB360,000 in cash and cash equivalents. We did not have any capital commitment as of September 30, 2023.

We have been incurring losses from operations since our inception. Our accumulated deficits amounted to RMB3,558.7 million and RMB3,630.0 million (US$497.5 million) as of September 30, 2022 and 2023, respectively. Net cash used in operating activities from continuing operations were RMB 161.4 million, RMB 7.1 million and RMB 24.3 million for FY 2021, FY 2022 and FY 2023, respectively. As of September 30, 2022 and 2023, our current liabilities exceeded current assets by RMB 597.2 million and RMB 643.4 million, respectively. We disposed of our long-term rental apartment rental business in October 2023 and we had no revenues from continuing operations for the years ended September 30, 2021, 2022 and 2023, respectively. Therefore, these conditions considered in aggregate that raise substantial doubt on our ability to continue as a going concern within one year after the date on which the financial statements are issued.

On December 28, 2023, we completed the acquisition of 100% equity interest in Alpha Mind for a consideration of US$180,000,000. The purchase price is payable in the form of the Notes. The Notes have a maturity of 90 days from the closing date, which was subsequently extended to June 30, 2024, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities. We intend to pay the promissory notes by either using the cash flow generated by our operation or through debt or equity offerings or loans. However we may not be able to obtain financing or fund raising on favorable terms or at all. If we failed to obtain such financing and were unable to perform our payment obligations under the terms of the Notes before the maturity date, the selling shareholders of Alpha Mind may exercise their collateral rights. We will lose control of and no longer be able to consolidate Alpha Mind and our business, financial condition, results of operations and prospects will be adversely affected. For details of the risks related to the Notes, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.”

In addition to repaying the Notes, our material cash requirements as of September 30, 2023 and any subsequent interim period primarily include expenditure of daily operation, including marketing activities. We intend to meet the cash requirements for the next 12 months through a combination of short-term loan from certain third parties or related parties, issuance of ordinary shares or other equity-linked securities. In addition, with the acquisition of Alpha Mind on December 28, 2023, we will also utilize the cash generated from Alpha Mind’s business operations.

These plans and initiatives cannot alleviate the substantial doubt of our ability to continue as a going concern. There can be no assurance that we will be successful in achieving our strategic plans, that our future capital raises will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not meet our strategic plans, we will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of our insurance agency network, efficiency in our services and SaaS platform, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects.

The consolidated financial statements included in this annual report do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of our business.

The following table sets forth a summary of our cash flows for the years indicated:

	FY 2021	FY 2022	FY 2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities from continuing operations	(161,402)	(7,096)	(24,320)	(3,335)
Net cash provided by (used in) operating activities from discontinued operations	51,741	(32,493)	(15,547)	(2,129)
Net cash used in operating activities	(109,661)	(39,589)	(39,867)	(5,464)
Net cash used in investing activities from continuing operations	(6,484)	—	—	—
Net cash used in investing activities from discontinued operations	(2)	(11,468)	—	—
Net cash used in investing activities	(6,486)	(11,468)	—	—
Net cash provided by financing activities from continuing operations	115,798	30,616	37,887	5,190
Net cash provided by (used in) financing activities from discontinued operations	(14,197)	(1,307)	—	—
Net cash provided by financing activities	101,601	29,309	37,887	5,190
Effect of foreign exchange rate changes	2,032	5,374	203	31
Net decrease in cash, cash equivalents and restricted cash	(12,514)	(16,374)	(1,777)	(243)
Cash, cash equivalents and restricted cash at the beginning of the year	31,766	19,252	2,878	394
Cash, cash equivalents and restricted cash at the end of the year	19,252	2,878	1,101	151

Operating Activities

Net cash used in operating activities was RMB39.9 million (US$5.5 million) in FY 2023, which comprised a net cash outflow in continuing operations of RMB24.3 million (US$3.3 million) and a net cash outflow in discontinued operations of RMB15.5 million (US$2.1 million).

Net cash used in operating activities was RMB39.6 million in FY 2022, which comprised a net cash outflow in continuing operations of RMB7.1 million and a net cash outflow in discontinued operations of RMB32.5 million.

Net cash used in operating activities was RMB109.7 million in FY 2021, which comprised a net cash outflow in continuing operations of RMB161.4 million and a net cash inflow in discontinued operations of RMB51.7 million.

Investing Activities

Net cash used in investing activities was nil in FY 2023.

Net cash used in investing activities was RMB11.5 million in FY 2022, reflecting a net cash outflow in discontinued operations of RMB11.5 million.

Net cash used in investing activities was RMB6.5 million in FY 2021, primarily due to our payment of RMB6.5 million for asset acquisition in July 2020.

Financing Activities

Net cash provided by financing activities was RMB37.9 million (US$5.2 million) in FY 2023, which comprised a net cash inflow in continuing operations of RMB37.9 million (US$5.2 million), primarily due to proceeds received from short-term borrowings.

Net cash provided by financing activities was RMB29.3 million in FY 2022. This primarily reflecting a net cash inflow in continuing operations due to (i) the proceeds of RMB20.0 million from issuance of convertible notes, (ii) the proceeds of RMB6.5 million from short-term bank borrowings, and (iii) the proceeds of RMB4.1 million from borrowings from related parties, partially offset by net cash outflow of RMB1.3 million from discontinued operations.

Net cash provided by financing activities was RMB101.6 million in FY 2021. This primarily reflecting a net cash inflow in continuing operations due to (i) the proceeds of RMB113.2 million from issuance of convertible notes, and (ii) the proceeds of RMB39.7 million from short-term bank borrowings, partially offset by the repayment of borrowings from related parties of RMB37.1 million and net cash outflow of RMB14.2 million from discontinued operations.

Capital Expenditures

Our capital expenditures during the reporting period were primarily in connection with renovation of our leased-in apartments and procurement of technology, information and operational software and hardware. Our capital expenditures totaled RMB6.5 million, nil and nil in FY 2021, FY 2022 and FY 2023, respectively. Alpha Mind’s capital expenditures in 2023 were primarily in connection with marketing activities. We will continue to make capital expenditures to meet the expected growth of our business.

Impact of Recently Issued Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 “Summary of Principal Accounting Policies—Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in the PRC. In utilizing the proceeds from the initial public offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. For an increase in the registered capital of any of our PRC subsidiaries, we need to complete certain filing and/or registration procedures with competent authorities, which typically take us one or two months. Some local authorities in the PRC require prior approval before such procedures, according to which we shall file requested documents related to the proposed capital increased on the online integrated registration system. If we provide funding to any of our PRC subsidiaries through loans, the total amount of such loans may not exceed the difference between the total investment as approved by the foreign investment authorities and the registered capital of such PRC subsidiary. Such loans should be registered with the SAFE which usually takes no more than 20 working days to complete. The cost of obtaining such approvals or completing such registration is minimal. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit the ability of us, the PRC subsidiaries to utilize our net revenues effectively and our ability to transfer cash among the group, across borders, and to investors and affect the value of your investment.”

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or other consolidated entities or any newly formed subsidiaries or other consolidated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries and other consolidated entities are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries and other consolidated entities in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries and other consolidated entities are restricted in their ability to transfer their net assets to us in the form of dividend payments, loans or advances. Amounts restricted including paid-in capital and statutory reserve funds as determined pursuant to PRC Laws were RMB10,000 and nil as of September 30, 2022 and 2023, respectively.

Furthermore, under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

C.	Research and Development, Patents, and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our SaaS Platform” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for FY 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Our critical accounting policies and practices include the following: (i) fair value; (ii) income tax; and (iii) discontinued operations. See Note 2—Summary of Principal Accounting Policies to our consolidated financial statements included elsewhere in this annual report for the disclosure of these accounting policies in details. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Fair value

We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Our financial instruments include cash and cash equivalents, other current assets, accounts payable, amounts due to related parties, short-term debt, and other current liabilities.

Income taxes

Current income taxes are provided on the basis of profit before income tax for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the asset and liability method of accounting for income taxes.

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

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in its consolidated statement of comprehensive (loss) income. As of September 30, 2022 and 2023, we did not have any significant unrecognized uncertain tax positions.

Discontinued operations

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

As of September 30, 2023, our long-term apartment rental business in the PRC met all the conditions required in order to be classified as a discontinued operation. Accordingly, the operating results of long-term apartment rental business in the PRC are reported as a loss from discontinued operations in the accompanying consolidated financial statements for all periods presented. In addition, the assets and liabilities related to long-term apartment rental business in the PRC are reported as assets and liabilities of discontinued operations in the accompanying consolidated balance sheets. For details, see Note 3—Disposition of Long-term Apartment Rental Business to our consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chengcai Qu	41	Chairman of the board of directors, chief executive officer, chief operating officer and vice president
Gang Xie	50	Director, chief technology officer
Jiamin Chen	42	Director and vice president
Zongquan Yang	39	Director
Yanan Zhou	38	Director
Yue Hu	31	Director
Chen Chen	42	Independent director
Zhenkun Wang	42	Independent director
Zhichen (Frank) Sun	40	Chief Financial Officer

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

Mr. Zongquan Yang has been our director and vice president since February 2022, our head of product management department and senior manager of IT center since May 2017. Prior to joining our company, he was a project manager of E-Commerce Business and manager of research and development department at Yonyou Software Co., Ltd. from September 2009 to October 2017. Prior to that, Mr. Yang was a development engineer and project manager of Shanghai Hengju Network Technology Co. from September 2005 to October 2009 and a development engineer at Shanghai Youfu Computer Network Co., Ltd. in 2005. Mr. Yang received his bachelor’s degree in computer science and technology from Nankai University in 2012.

Ms. Yanan Zhou has been our director since December 2023. Ms. Zhou has served as executive director of investment banking division of Gujia (Beijing) Technology Co., Ltd. since November 2020. Ms. Zhou was a senior financial product manager and CEO assistant at a FinTech company named JianLC from 2018 to 2020. From November 2015 to December 2017, Ms. Zhou worked as a manager of FinTech division in Hfax.com, where she was responsible for overseeing various insurance projects in collaboration with Sunshine Insurance Group Co., Ltd. Prior to that, Ms. Zhou was the senior project manager of financial business division in Horizon Research Group from May 2012 to November 2015. Ms. Zhou received a bachelor’s degree in journalism in 2008 and a master’s degree in communication studies in 2011 from Hohai University, respectively. Ms. Zhou also obtained the securities qualification and fund qualification.

Ms. Yue Hu has been our director since December 2023. Ms. Hu has served as the senior finance manager in Gujia (Beijing) Technology Co., Ltd. since 2022. Prior to that, Ms. Hu was a junior auditor and a senior auditor at Ernst & Young Hua Ming LLP from 2018 to 2020 and from 2020 to 2022, respectively. Ms. Hu received her bachelor’s degree at accounting from Sichuan University and master’s degree at accounting from the University of Texas at Dallas in 2014 and in 2017, respectively.

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

Mr. Zhenkun Wang has been our independent director since June 2023. Mr. Wang is the founder and CEO of Shanghai Shiwei Technology Co., Ltd., a company mainly focused on project and product development in enterprise-level metaverse applications, and has been serving as the chairman of its board since January 2015. Mr. Wang received his bachelor’s degree from Shanghai University of Finance and Economics in 2004. Mr. Zhichen (Frank) Sun has been our chief financial officer since January 2020. He served as our financial director from April 2017 to January 2020. Prior to joining our company, Mr. Sun was an audit senior manager of Ernst & Young LLP, Shanghai office from January 2016 to April 2017. From January 2011 to December 2015, he was an audit manager of Deloitte LLP, Calgary office. From July 2005 to December 2010, he was successively a senior auditor and an audit manager of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Shanghai office. Mr. Sun received his bachelor’s degree in Japanese language and literature from Shanghai International Studies University in 2005. Mr. Sun holds CPA designations in China and Canada.

Board Diversity Disclosure

The following information was provided by our directors on a voluntary basis.

Board Diversity Matrix (As of date of this annual report)

Country of Principal Executive Offices	Shanghai, China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

B.	Compensation

For FY 2023, we paid an aggregate of approximately RMB3.48 million (US$0.48 million) in cash to our directors and executive officers. Except as disclosed in this annual report, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Stock Options A

As of December 31, 2023, we had 1,025 million share options outstanding (“Stock Option A”), which are exercisable into Class B ordinary shares at RMB2.0 per ordinary share. As of December 31, 2023, all the outstanding Stock Options A had vested. All grantees of Stock Options A are restricted from transferring more than 25% of their total converted ordinary shares each year after the exercise date.

Stock Options B

As of December 31, 2023, we had 2,385 million share options B outstanding (“Stock Option B”), which are exercisable into Class A ordinary shares at RMB2.0 per ordinary share. Stock Options B vested immediately upon the grant-date. All grantees of Stock Options B are restricted from transferring their converted ordinary shares after certain periods subsequent to the date of our initial public offering. If the grantee of Stock Options B resigned from our company before the restricted period lapses, we have the right to repurchase the Stock Options B or ordinary shares at RMB2.0 per Stock Option B or ordinary share.

The following table summarizes, as of December 31, 2023, the outstanding Stock Options A and Stock Options B granted to our directors, officers and other grantees.

Name	Ordinary Shares Underlying Award Granted	Exercise Price (per share)		Date of Grant	Date of Expiration
Chengcai Qu	*	RMB	2.0	July 31, 2017	December 31, 2025
Zhichen (Frank) Sun	*	RMB	2.0	July 31, 2017	December 31, 2025
Other	2,410,000,000	RMB	2.0	from August 31, 2014 to July 31, 2017	from August 30, 2024 to December 31, 2025
Total	3,410,000,000

*	Less than 1% of our total outstanding shares.

2019 Share Incentive Plan

The 2019 Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering, which is 142,386,085 ordinary shares before the Share Split we adopted on September 18, 2023.

As of December 31, 2023, we had issued 2,500 million RSUs and 12,236 million options under the 2019 Plan. As of December 31, 2023, no RSUs were outstanding and 718 million options were outstanding and exercisable into Class A ordinary shares. All of such options were vested as of December 31, 2023.

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

2022 Share Incentive Plan

In November 2022, our board of directors has approved and adopted the 2022 Plan. The maximum number of shares available for issuance under the 2022 Plan is 2,500,000,000 Class B ordinary shares of the Company. The board of directors has also approved the issuance of xxx class B ordinary shares to Golden Stream Ltd., the current ESOP Platform of the Company, which is holding these shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company). Golden Stream Ltd. and its controlling shareholder Mr. Chengcai Qu have agreed to act upon the instructions of a senior management committee of the Company, consisting of Chengcai Qu, Zhichen (Frank) Sun and Jiamin Chen determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the shares. The shares held by Golden Stream Ltd. are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of December 31, 2023, no share-based awards have been granted under the 2022 Plan.

The principal terms of the 2022 Plan are substantially the same as those of the 2019 Plan.

C.	Board Practices

Our board of directors consists of eight (8) directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Chen Chen and Zhenkun Wang. Chen Chen is the chairman of our audit committee. We have determined that each of Chen Chen and Zhenkun Wang satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the NASDAQ and Rule 10A 3 under the Securities Exchange Act of 1934, as amended. We have determined that Chen Chen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Chengcai Qu, Jiamin Chen and Gang Xie. Chengcai Qu is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other advisers only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Chengcai Qu, Gang Xie and Chen Chen. Chengcai Qu is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both – (a) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

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

As of September 30, 2023, we had 19 employees. Substantially all of our employees are based in China. The table below shows the number of our employees by function as of September 30, 2023.

Function	Number of Employees
Administration	14
IT	3
Marketing	2
Total	19

On October 31, 2023,we disposed of all of our equity interest in Haoju, which carried our long-term rental business in the PRC. We acquired Alpha Mind, an insurance agency and insurance technology business in the PRC, on December 28, 2023. As of December 31, 2023, we and the Current VIEs had 56 employees. Substantially all of our employees and the employees of the Current VIEs are based in China. The table below shows the number of our employees and the employees of the Current VIEs by function as of December 31, 2023.

Function	Number of Employees
Administration	39
IT	1
Marketing	16
Total	56

Our success depends on our ability to attract, motivate, train and retain qualified employees. We believe we offer our employees and the employees of the Current VIEs competitive compensation packages and an environment that encourages self-development and creativity. As a result, we have generally been successful in attracting and retaining qualified employees. We believe that we maintain a good working relationship with our employees and the employees of the Current VIEs, and we have not experienced any material labor disputes in the past. None of our employees and the employees of the Current VIEs are represented by labor unions.

As required by regulations in China, we and Current VIEs participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund. We and Current VIEs are required under PRC law to make contributions to employee benefit plans occasionally for our PRC-based employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in China.

We and Current VIEs enter into standard employment agreements with these employees. We and Current VIEs also enter into standard confidentiality and non-compete agreements with these employees in accordance with common market practice.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2023 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 2,837,892,046,400 ordinary shares outstanding as of the date of this annual report, consisting of 2,587,892,046,400 Class A ordinary shares and 250,000,000,000 Class B ordinary shares.

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

	Class A ordinary shares		Class B Ordinary Shares		Total ordinary shares on an as- converted basis		Aggregate voting power***
	Number %	%	Number	%	Number	%	%
Directors and Executive Officers**:
Chengcai Qu (1)	*	*	—	—	*	*	*
Gang Xie	—	—	—	—	—	—	—
Jiamin Chen (1)	—	—	—	—	—	—	—
Zongquan Yang	—	—	—	—	—	—	—
Yanan Zhou	—	—	—	—	—	—	—
Yue Hu	—	—	—	—	—	—	—
Chen Chen	—	—	—	—	—	—	—
Zhenkun Wang	—	—	—	—	—	—	—
Zhichen (Frank) Sun (1)	*	*	—	—	*	*	*
All Directors and Executive Officers as a Group (2)	—	—	2,500,000,000	100.0%	2,500,000,000	8.80%	49.10%
Principal Shareholders:
Golden Stream Ltd.(1)	*	*	2,500,000,000	100.0%	2,500,000,000	8.80%	49.10%

*	Less than 1% of our total outstanding shares.

**	The business address of our directors and executive officers is Room 1610, No.917, East Longhua Road, Huangpu District, Shanghai, 200023, People’s Republic of China.

***	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class and on an as-converted basis. Each Class A ordinary shares is entitled to one vote per share. Each Class B ordinary share is entitled to ten (10) votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)	The shares beneficially owned by Golden Stream Ltd. represents 2,500,000,000 Class B ordinary shares directly held by Golden Stream Ltd., the current ESOP Platform of the Company. Golden Stream Ltd. holds the Shares underlying the share-based awards pursuant to the Company’s 2022 Plan. Mr. Chengcai Qu is Golden Stream Ltd. ’s sole shareholder. Golden Stream Ltd. and Mr. Chengcai Qu have agreed to act upon the instructions of a senior management committee of the Company consisting of Chengcai Qu, Zhichen (Frank) Sun and Jiamin Chen determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards the Company may grant under the 2022 Plan, the disposition of these Class B ordinary shares.

(2)	Includes 2,500,000,000 Class B ordinary shares held by Golden Stream Ltd. (see footnote (1) above).

To our knowledge, 1,668,403,875,000 Class A ordinary shares, representing approximately 58.8% of our total outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, our depositary, The Bank of New York Mellon. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation.

We have adopted a policy relating to recovery of erroneously awarded compensation (the “Clawback Policy”), a form of which is included as Exhibit 97.1 attached herein.

During or after FY2023, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of September 30, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with the Current VIEs and Their Shareholders

PRC laws and regulations restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we conducted certain business through Huaming Insurance and Huaming Yunbao, the Current VIEs, based on a series of contractual arrangements. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the Current VIEs and Their Shareholders” for details.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Options and RSUs.”

Transaction with Wangxiancai Limited

On October 26, 2021, December 17, 2021 and October 31, 2023, we transferred all of our equity interest in the Former WFOE, Q&K HK, Haoju, respectively, to Wangxiancai Limited (the “Equity Transfer”), which was beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party, for nominal consideration. The consideration was nominal value because Q&K HK, Former WFOE and Haoju were loss-making and had net liabilities and the possibility that they would generate cash flow in the future was minimal considering (i) decreasing demand for long-term rental apartments in areas they operated due to population outflow from these areas; and (ii) increasing operating costs as a percentage of revenue as it had incurred certain fixed costs and experienced decreasing revenue streams. The Former WFOE was a wholly-owned subsidiary of Q&K HK, and had a series of contractual arrangements with our Former VIE, Shanghai Qingke E-commerce Co., Ltd. through which we carried out certain rental apartment operation business prior to the Equity Transfer. The Equity Transfer was performed to dedicate our business resources to operate higher-quality rental apartments through our subsidiaries in China. Wangxiancai Limited ceased to be a related party of the Group in October 2023.

Transactions with Key Space (S) Pte Ltd.

In 2022, we entered into a loan agreement with Key Space (S) Pte. Ltd, with a total principal amount of RMB4.1 million, in connection with our business operation. In FY 2021, FY 2022 and FY 2023, amounts due to Key Space (S) Pte Ltd. were nil, RMB4.1 million and RMB 4.5 million, respectively. The balance due to related parties represented borrowings from Key Space which were due within 12 months from borrowing, which subsequently extended and are due by June 2024.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. From time to time, we may be subject to legal, regulatory and/or administrative proceedings relating to third-party and principal intellectual property infringement claims, contract disputes involving suppliers and customers, consumer protection claims, claims relating to data and privacy protection, employment related disputes, unfair competition and other matters in the ordinary course of our business.

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

As of September 30, 2023, our ADSs, each representing 150 of our Class A ordinary shares, have been listed on the NASDAQ Global Market since November 5, 2019. Our ADSs trade under the symbol “FLJ”. In FY 2021, FY 2022 and FY 2023, no significant trading suspensions occurred.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading market for our ADSs is the NASDAQ Global Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report “Item 10. Additional Information—B. Memorandum and Articles of Association” in our Shell Company Report on Form 20-F (File Number: 001-39111) filed with the Securities and Exchange Commission on December 29, 2023.

C.	Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we or any subsidiary of ours is a party for the immediately preceding two years.

Lianlian Equity Acquisition Agreement. On September 29, 2023, we entered into an equity acquisition agreement with Lianlian Holdings Inc. (“Lianlian”) and certain of Lianlian’s shareholders to acquire 95% of the issued and outstanding shares in Lianlian for an aggregate purchase price of RMB1,800,000,000. The purchase price consists of cash and newly issued Class A ordinary shares of the Company, the exact portion of which is determined by the Company at the closing of this acquisition. On December 28, 2023, we announced that we have, with mutual consents, terminated such equity acquisition agreement.

Disposal Agreement. On October 31, 2023, we entered into an equity transfer agreement on October 31, 2023 to sell all of our equity interest in our indirectly wholly-owned subsidiary Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd., a limited company incorporated under the laws of PRC, to Wangxiancai Limited, a limited company incorporated under the laws of Hong Kong, for nominal consideration.

Alpha Mind Equity Acquisition Agreement. On November 22, 2023, we entered into an equity acquisition agreement with Alpha Mind and Alpha Mind’s shareholders to acquire all the issued and outstanding shares in Alpha Mind for an aggregate purchase price of US$180,000,000 or RMB equivalent. After the completion of this acquisition on December 29, 2023, Alpha Mind became a wholly-owned subsidiary of the Company. At Closing, we delivered to the sellers the Notes in an aggregate amount equal to the purchase price. The Notes have a maturity of 90 days from the closing date, which was subsequently extended to June 30, 2024 , and are secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind and its subsidiaries. This agreement contains representations, warranties, covenants and closing conditions of each of the parties thereto that are customary for transactions of this type.

Other than the above, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

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

Provided that our Cayman Islands holding company, FLJ Group Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Circular 7, where a Non-Resident Enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Passive Foreign Investment Company Classification

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

●	75% or more of our gross income for the taxable year is passive income; or
●	50% or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

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

Based on our financial statements, the composition of our income and assets, the manner in which we conduct our business, the relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we believe it is likely that we were a PFIC in our taxable year ending September 30, 2023. Further, there is a significant risk that we will be a PFIC for our 2024 taxable year and in the foreseeable future. Whether or not we are a PFIC is a factual determination made annually, and our status could change depending upon, among other things, changes in the composition of our gross income and the relative quarterly values of our assets.

Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares or ADSs, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our Class A ordinary shares or ADSs unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on IRS Form 8621.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” the gross amount of any distribution of cash or property with respect to our Class A ordinary shares or ADSs (including amounts, if any, withheld to reflect PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of Class A ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “Treaty.” Dividend distributions with respect to our Class A ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to generally applicable limitations and conditions, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. These generally applicable limitations and conditions include new requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s federal taxable income for U.S. federal income tax purposes. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional ADSs or Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of ADSs or Class A Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in the amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the ADSs or Class A ordinary shares. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADS or Class A ordinary shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

A U.S. Holder generally will not be entitled to credit any PRC tax imposed on the sale or other disposition of the ADSs or Class A ordinary shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of either (i) a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty, or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or Class A ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. However, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source gain under the Treaty. If no such election is made by a U.S. Holder that is eligible for the benefits of the Treaty, such a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. If the PRC tax is not a creditable tax or is not claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the ADSs or Class A ordinary shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ADSs or Class A ordinary shares.

Deposits and withdrawals of Class A ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our Class A ordinary shares or ADSs and such U.S. Holder does not make a mark-to-market election, as described below, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, any distributions that you receive in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Class A ordinary shares or ADSs) and gain that the U.S. Holder recognizes on the sale of our ordinary shares or ADSs. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step up in the basis of his or her Class A ordinary shares or ADSs at death.

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

A U.S. Holder may be subject to alternative treatment by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the NASDAQ Global Market). It should also be noted that the Class A ordinary shares are not listed on the NASDAQ Global Market. Consequently, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at the end of the U.S. Holder’s taxable year over the U.S. Holder’s basis in those ADSs and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its ADSs over their fair market value at the end of the U.S. Holder’s taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s ADSs in a year in which we are a PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs of the Company, a U.S. Holder would continue to be subject to the excess distribution rules with respect to subsidiaries of the Company that are PFICs, any distributions received by the Company from a subsidiary that is a PFIC, and any gain recognized by the Company upon a sale of equity interest of a subsidiary that is a PFIC, even if a mark-to-market election has been made by the U.S. Holder with respect to the ADSs. The interaction of the mark-to-market election rules and the rules governing lower-tier PFICs is complex and uncertain, and U.S. Holders should therefore consult their own tax advisors regarding the mark-to-market election as well as the application of the PFIC rules to their ownership of the ADSs.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

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

The sensitivity analysis below has been determined based on the exposure to interest rates for interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2023. The analysis is prepared assuming that those balances outstanding as of September 30, 2021 and 2022 were outstanding for the whole financial year. A 10% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2023, a 10% increase or decrease in each applicable interest rate would add or deduct RMB nil (US$ nil) to our interest expense in FY 2023.

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

Foreign Exchange Risk

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the RMB against the U.S. dollar by authorizing market makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase the volatility in the trading value of the Renminbi against foreign currencies. The (depreciation) /appreciation of the U.S. dollar against the Renminbi was approximately (5.1)%, 10.4% and 2.7% in FY 2021, FY 2022 and FY 2023, respectively. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

As substantially all of our revenues and expenses are denominated in Renminbi, we do not believe that we currently have any significant direct foreign exchange risk, and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. In addition, the reporting currency of our company is Renminbi, the functional currency of our company is U.S. dollars, and the functional currency of our subsidiaries is their local currencies, which is Renminbi for our operating subsidiaries. Any significant revaluation of U.S. dollars may materially and adversely affect our earnings and shareholders’ deficits in Renminbi given that a portion of our cash and cash equivalents are denominated in U.S. dollars. A 10% depreciation of U.S. dollars against Renminbi may increase loss and shareholders’ deficits by RMB28.6 thousand (US$4.0 thousand) for FY 2023.

Concentration of Credit Risk

Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash and cash equivalents.

All of our cash and cash equivalents are held with financial institutions that our management believes to be high credit quality. To limit exposure to credit risk relating to deposits, we primarily place cash and cash equivalent deposits with large financial institutions in the United States and the PRC which management believes are of high credit quality and we also continually monitor their credit worthiness.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For FY 2023, we received reimbursement of US$ nil from the depositary.

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

Use of Proceeds

As of the date of our annual report for FY2022 filed on January 23, 2023, we had used all proceeds from our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15© under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of September 30, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

In connection with the audits of our consolidated financial statements as of September 30, 2023 and for FY 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Because of the material weakness identified above, our management has concluded that our internal control over financial reporting was not effective as of September 30, 2023.

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

Changes in Internal Control over Financial Reporting

There was no changes in our internal control over financial reporting that occurred in FY 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP , our former principal external auditors, for the periods indicated. No audit-related fees were billed in connection with certain professional services rendered by OneStop Assurance PAC Singapore for the periods indicated.

	FY 2022	FY 2023
	RMB	RMB	US$
	(in thousands)
Audit-related fees (1)	4,965	3,647	500
Total	4,965	3,647	500

(1)	Audit-related fees include the aggregate fees incurred in each of the fiscal years listed above for professional services rendered by our principal auditors for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We incorporate by reference into this annual report our response to Item 16F in our Shell Company Report on Form 20-F (File No. 001-39111) filed with the Securities and Exchange Commission on December 29, 2023, and the letter from Marcum Asia CPAs LLP which was included as Exhibit 16.1 thereto.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards. We opt to follow our home country practices and rely on certain exemptions provided by the NASDAQ Global Market corporate governance listing standards to a foreign private issuer, including exemptions from the requirements to have:

●	majority of independent directors on our board of directors;

●	a minimum of three members in our audit committee;

●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation;

●	regularly scheduled executive sessions of independent directors;

●	a quorum of annual general meeting which is no less than 33 1/3% of our outstanding shares; and

●	shareholder approval prior to an issuance of securities in connection with (i) acquisition of the stock or assets of another company, (ii) change of control, (iii) equity compensation, and (iv) transactions other than public offerings.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an amended and restated insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of the Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company. The insider trading policy establishes guidelines and procedures for the following:

1. No Trading: No Affiliate can trade any securities or enter into a trading plan while possessing material non-public information about us. Director, officer, employee or consultant in possession of such information must wait for a 48-hour period after public disclosure and the lapse of one full trading day on Nasdaq before trading. Additionally, director, officer, employee or consultant cannot trade during limited trading periods, regardless of the possession of material information. All transactions of securities by officers, directors, and key employees must be pre-approved by our compliance officer.

2. Trading Window: The insider trading policy establishes a trading window for officers, directors, employees, or consultants, during which they can trade our securities or enter into a trading plan. The trading window begins at the close of business on the second trading day following the public disclosure of our financial results for the previous fiscal year or quarter and ends on the last day of each fiscal quarter. Trading during the trading window does not provide a safe harbor, and Affiliates must comply with all policies. If in doubt, consult the compliance officer before trading.

3. No Tipping: No Affiliate may directly or indirectly disclose any material information to anyone who trades in our securities.

4. Confidentiality: No Affiliate may communicate any material information to anyone outside the Company under any circumstances unless approved by the compliance officer in advance, or to anyone within the Company other than on a need-to-know basis.

5. No Comment: No Affiliate may discuss any internal matters or developments of the Company with anyone outside of the Company, except as required in the performance of regular corporate duties. Unless expressly authorized to the contrary, if an Affiliate receive any inquiries about the Company or its securities by the financial press, investment analysts or others, or any requests for comments or interviews, they should decline to comment and direct the inquiry or request to the Company’s Chief Financial Officer, who is responsible for coordinating and overseeing the release of Company information to the investing public, analysts and others in compliance with applicable laws and regulations.

6. Corrective Action: If one becomes aware that any potentially Material Information has been or may have been inadvertently disclosed, one must notify the Compliance Officer immediately so that the Company can determine whether or not corrective action, such as general disclosure to the public, is warranted.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

ITEM 16K. CYBERSECURITY

Not applicable due to fiscal year end date.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant (with Secretary’s Certificate of the Registrant (reflecting the Registrant’s name change effective on September 13, 2022))(incorporated herein by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

2.1	Registrant’s Specimen American Depositary Receipt(incorporated herein by reference to Exhibit 2.1 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

2.2*	Registrant’s Specimen Certificate for Class A ordinary shares

2.3	Form of Deposit Agreement, among the Registrant, the depositary and owners and holders of American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-234252), as amended, initially filed with the Securities and Exchange Commission on October 18, 2019).

2.4*	Description of Securities

4.1	2019 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.3	English translation of the form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.4	2022 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 4.14 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.5	Secured Promissory Note issued by FLJ Group Limited to MMTEC, INC (incorporated herein by reference to Exhibit 4.15 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.6	Secured Promissory Note issued by FLJ Group Limited to Burgeon Capital Inc (incorporated herein by reference to Exhibit 4.16 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

Exhibit Number	Description of Document
4.7	English translation of Exclusive Business Cooperation Agreement, dated January 1, 2022, between Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Yunbao (Tianjin) Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.2 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.8	English translation of Exclusive Option Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd., Huaming Yunbao (Tianjin) Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 4.3 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.9	English translation of Equity Interest Pledge Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd., Huaming Yunbao (Tianjin) Technology Co., Ltd. and its shareholder (incorporated herein by reference to Exhibit 4.4 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.10	English translation of Agreement for Power of Attorney, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd., Huaming Yunbao (Tianjin) Technology Co., Ltd. and its shareholder (incorporated herein by reference to Exhibit 4.5 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.11	English translation of the executed form of Spousal Consent Letter, dated January 1, 2022, granted by the spouses of individual shareholders of Huaming Yunbao (Tianjin) Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.6 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.12	English translation of Exclusive Business Cooperation Agreement, dated January 1, 2022, between Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. (incorporated herein by reference to Exhibit 4.7 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.13	English translation of Exclusive Option Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 4.8 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.14	English translation of Equity Interest Pledge Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. and its shareholder (incorporated herein by reference to Exhibit 4.9 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.15	English translation of Agreement for Power of Attorney, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. and its shareholder (incorporated herein by reference to Exhibit 4.10 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.16	English translation of the executed form of Spousal Consent Letter, dated January 1, 2022, granted by the spouses of individual shareholders of Huaming Insurance Agency Co., Ltd. (incorporated herein by reference to Exhibit 4.11 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.17*	Amendment to Equity Acquisition Agreement and Promissory Notes

8.1*	List of Principal Subsidiaries of the Registrant

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

11.2*	Amended and Restated Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of OneStop Assurance PAC Singapore, independent registered public accounting firm

15.2*	Consent of JunHe LLP

15.3*	Consent of Marcum Asia CPAs LLP, independent registered public accounting firm

97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLJ Group Limited

By:	/s/ Chengcai Qu
Name:	Chengcai Qu
Title:	Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President

Date: February 9, 2024

FLJ GROUP LIMITED

(formerly known as “Q&K INTERNATIONAL GROUP LIMITED”)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

FLJ Group Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheet of FLJ Group Limited (the “Company”) as of September 30, 2023 and the related statements of operations, changes in shareholders’ deficit and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph—Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from operations for the year ended, and will require additional capital to fund its current operating plan. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ OneStop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

February 9, 2024

PCAOB ID: 6732

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

FLJ Group Limited (formerly Q&K International Group Limited)

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively present the discontinued operations as described in Note 3 and the effects of retrospective adjustments to the share subdivision as described in Note 1, the accompanying consolidated balance sheet of FLJ Group Limited, its subsidiaries and consolidated variable interest entities (the “Group”) as of September 30, 2022, the related consolidated statements of comprehensive (loss) income, changes in shareholders’ deficit and cash flows for each of the two years in the period ended September 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, before the effects of the adjustments to retrospectively present the discontinued operations as described in Note 3 and the effects of retrospective adjustments to the share subdivision as described in Note 1, present fairly, in all material respects, the financial position of the Group as of September 30, 2022, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively present discontinued operations as described in Note 3 and the retrospective adjustments to reflect the share subdivision as described in Note 1, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Explanatory Paragraph – Going Concern

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Group’s auditor from 2020 to 2023. In 2023 we became the predecessor auditor.

New York, NY

January 20, 2023

FLJ GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2022	2023
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	563	360	49
Advances to suppliers	7,114	7,296	1,000
Other current assets	—	1,334	183
Current assets of discontinued operations	63,483	76,663	10,508
Total current assets	71,160	85,653	11,740
Non-current assets:
Non-current assets of discontinued operations	24,380	—	—
Total non-current assets	24,380	—	—
Total assets	95,540	85,653	11,740
LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities:
Accounts payable	—	182	25
Amounts due to related parties	4,065	4,495	616
Short-term debt	6,544	44,432	6,090
Contingent liabilities for payable for asset acquisition	165,033	169,267	23,200
Accrued expenses and other current liabilities	3,456	2,375	327
Current liabilities of discontinued operations	489,304	508,326	69,672

Total liabilities	668,402	729,077	99,930
Commitments and contingencies (Note 12)
SHAREHOLDERS’ DEFICIT:
Class A Ordinary shares (US$0.0000001 par value per share as of September 30, 2022 and 2023, respectively; 3,750,000,000,000 and 8,500,000,000,000 shares authorized; 2,587,892,046,400 and 2,587,892,046,400 shares issued and outstanding as of September 30, 2022 and 2023, respectively)*	1,727	1,727	251
Class B Ordinary shares (US$0.0000001 par value per share as of September 30, 2022 and 2023, respectively; 250,000,000,000 and 1,000,000,000,000 shares authorized; nil shares and 250,000,000,000 shares issued and outstanding as of September 30, 2022 and 2023, respectively)*	—	172	25
Additional paid-in capital	2,954,625	2,959,235	405,597
Accumulated deficit	(3,558,667)	(3,629,980)	(497,530)
Accumulated other comprehensive income	29,453	25,422	3,467
Total shareholders’ deficit	(572,862)	(643,424)	(88,190)
Total liabilities and shareholders’ deficit	95,540	85,653	11,740

*	Retroactively restated to give effect to a share subdivision at a ratio of one-for-one hundredth (100) ordinary shares effective on September 18, 2023 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

FLJ GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2021	2022	2023
	RMB	RMB	RMB	USD
Net revenues	—	—	—	—

Operating costs and expenses:
Selling and marketing expenses	(7)	(12)	(24)	(3)
General and administrative expenses	(27,528)	(29,321)	(25,671)	(3,519)
Research and development expenses	192	(22)	(46)	(6)
Other expenses	—	—	9	1
Total operating costs and expenses	(27,343)	(29,355)	(25,732)	(3,527)

Loss from continuing operations	(27,343)	(29,355)	(25,732)	(3,527)

Interest expense, net	(103,229)	(42,045)	(1,567)	(215)
Inducement expenses	—	(423,686)	—	—
Loss from continuing operations before income taxes	(130,572)	(495,086)	(27,299)	(3,742)
Income tax expense	—	—	—	—
Net loss from continuing operations	(130,572)	(495,086)	(27,299)	(3,742)
Net (loss) income from discontinued operations	(438,630)	1,315,066	(44,014)	(6,032)
Net (loss) income	(569,202)	819,980	(71,313)	(9,774)
Less: net loss from discontinued operations attributable to noncontrolling interests	(28)	(43)	—	—
Net (loss) income attributable to FLJ Group Limited’s ordinary shareholders	(569,174)	820,023	(71,313)	(9,774)
Net loss from continuing operations attributable to FLJ Group Limited’s ordinary shareholders	(130,572)	(495,086)	(27,299)	(3,742)
Net (loss) income from discontinued operations attributable to FLJ Group Limited’s ordinary shareholders	(438,602)	1,315,109	(44,014)	(6,032)

Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted*	146,069,290,900	1,025,842,445,700	2,805,073,364,600	2,805,073,364,600

Net (loss) earnings per share attributable to ordinary shareholders of FLJ Group Limited—Basic and diluted	(0.00)	0.00	(0.00)	(0.00)
Net loss per share from continuing operations attributable to ordinary shareholders of FLJ Group Limited—Basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)
Net (loss) earnings from per share discontinued operations attributable to ordinary shareholders of FLJ Group Limited—Basic and diluted	(0.00)	0.00	(0.00)	(0.00)
Net (loss) income	(569,202)	819,980	(71,313)	(9,774)
Other comprehensive income (expenses), net of tax of nil:
Foreign currency translation adjustments	20,427	(9,331)	(4,031)	(552)
Comprehensive (loss) income	(548,775)	810,649	(75,344)	(10,326)
Less: comprehensive loss attributable to noncontrolling interests	(28)	(43)	—	—
Comprehensive (loss) income attributable to FLJ Group Limited’s ordinary shareholders	(548,747)	810,692	(75,344)	(10,326)
Comprehensive loss from continuing operations attributable to FLJ Group Limited’s ordinary shareholders	(100,504)	(533,747)	(45,122)	(6,184)
Comprehensive (loss) income from discontinued operations attributable to FLJ Group Limited’s ordinary shareholders	(448,243)	1,344,439	(30,222)	(4,142)

*	Retroactively restated to give effect to a share subdivision at a ratio of one-for-one hundredth (100) ordinary shares effective on September 18, 2023 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

FLJ GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Renminbi and USD in thousands, except for share data, unless otherwise stated)

	FLJ Group Limited Shareholders’ Deficit
	Class A Ordinary shares		Class B Ordinary shares		Series A non-redeemable preferred shares		Treasury stock		Additional	Accumulated other				Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	paid in capital	comprehensive (loss) income	Accumulated deficit	Total	Noncontrolling interests	shareholders’ deficit
Balance at September 30, 2020	125,562,130,100	81	18,038,954,900	11	—	—	(7,725,000,000)	(298,110)	2,085,099	18,357	(3,809,516)	(2,004,078)	9,628	(1,994,450)
Issuance of ordinary shares to settle payable for asset acquisition	18,637,585,000	11	—	—	—	—	—	—	(8)	—	—	3	—	3
Reissuance of treasury shares to as debt extinguishment cost	—	—	—	—	—	—	7,725,000,000	298,110	(256,146)	—	—	41,964	—	41,964
Exercise of share-based compensation	2,500,000,000	2	—	—	—	—	—	—	(2)	—	—	—	—	—
Issuance and repurchase of ordinary shares	7,710,000,000	5	—	—	—	—	(7,710,000,000)	(5)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	15,806	—	—	15,806	—	15,806
Warrants issued in connection with convertible notes	—	—	—	—	—	—	—	—	546	—	—	546	—	546
Net loss	—	—	—	—	—	—	—	—	—	—	(569,174)	(569,174)	(28)	(569,202)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	20,427	—	20,427	—	20,427
Balance at September 30, 2021	154,409,715,100	99	18,038,954,900	11	—	—	(7,710,000,000)	(5)	1,845,295	38,784	(4,378,690)	(2,494,506)	9,600	(2,484,906)
Issuance of ordinary shares to settle acquisition of certain assets from two third parties	766,206,000	1	—	—	—	—	—	—	(1)	—	—	—	—	—
Issuance of ordinary shares upon the conversion of convertible bond	1,541,446,740,000	1,031	—	—	—	—	—	—	700,372	—	—	701,403	—	701,403
Issuance of ordinary shares to settle short-term borrowings	861,712,425,000	577	—	—	—	—	—	—	391,527	—	—	392,104	—	392,104
Share-based compensation	11,518,005,400	8	—	—	—	—	—	—	9,763	—	—	9,771	—	9,771
Warrants issued in connection with convertible notes	—	—	—	—	—	—	—	—	1,420	—	—	1,420	—	1,420
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	(243)	—	—	(243)	(9,557)	(9,800)
Transfer of treasury stock to a third party	—	—	—	—	—	—	7,710,000,000	5	6,492	—	—	6,497	—	6,497
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	18,038,954,900	11	(18,038,954,900)	(11)	—	—	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	—	—	—	—	—	820,023	820,023	(43)	819,980
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(9,331)	—	(9,331)	—	(9,331)
Balance at September 30, 2022	2,587,892,046,400	1,727	—	—	—	—	—	—	2,954,625	29,453	(3,558,667)	(572,862)	—	(572,862)
Issuance of Class B Ordinary shares	—	—	250,000,000,000	172	—	—	—	—	(172)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	4,782	—	—	4,782	—	4,782
Net loss	—	—	—	—	—	—	—	—	—	—	(71,313)	(71,313)	—	(71,313)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(4,031)	—	(4,031)	—	(4,031)
Balance at September 30, 2023	2,587,892,046,400	1,727	250,000,000,000	172	—	—	—	—	2,959,235	25,422	(3,629,980)	(643,424)	—	(643,424)

*	Retroactively restated to give effect to a share subdivision at a ratio of one-for-one hundredth (100) ordinary shares effective on September 18, 2023 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

FLJ GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi and USD in thousands, unless otherwise stated)

	For the years ended September 30,
	2021	2022	2023
	RMB	RMB	RMB	USD
Operating activities:
Net (loss) income	(569,202)	819,980	(71,313)	(9,774)
Less: net (loss) income from discontinued operations	(438,630)	1,315,066	(44,014)	(6,032)
Net loss from continuing operations	(130,572)	(495,086)	(27,299)	(3,742)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Share-based compensation	15,806	9,771	4,782	655
Accretion of interest expenses	1,988	1,222	—	—
Inducement expenses	—	423,686	—	—
Changes in operating assets and liabilities:
Advances to suppliers	—	(7,114)	—	—
Other current assets	—	6,497	(1,334)	(184)
Accounts payable	—	—	182	25
Amounts due to related parties	—	—	429	59
Accrued expenses and other current liabilities	(48,624)	53,928	(1,080)	(148)
Net cash used in operating activities from continuing operations	(161,402)	(7,096)	(24,320)	(3,335)
Net cash provided by (used in) operating activities from discontinued operations	51,741	(32,493)	(15,547)	(2,129)
Net cash used in operating activities	(109,661)	(39,589)	(39,867)	(5,464)

Investing activities:
Payment for asset acquisition (Note 8)	(6,484)	—	—	—
Net cash used in investing activities from continuing operations	(6,484)	—	—	—
Net cash used in investing activities from discontinued operations	(2)	(11,468)	—	—
Net cash used in investing activities	(6,486)	(11,468)	—	—

Financing activities:
Proceeds from issuance of convertible notes	113,236	20,007	—	—
Proceeds from short-term borrowings	39,652	6,544	37,887	5,190
Proceeds from borrowings from related parties	—	4,065	—	—
Repayment of long-term bank borrowings	(37,090)	—	—	—
Net cash provided by financing activities from continuing operations	115,798	30,616	37,887	5,190
Net cash provided by (used in) financing activities from discontinued operations	(14,197)	(1,307)	—	—
Net cash provided by financing activities	101,601	29,309	37,887	5,190

Effect of foreign exchange rate changes	2,032	5,374	203	31
Net decrease in cash and cash equivalents and restricted cash	(12,514)	(16,374)	(1,777)	(243)
Cash, cash equivalents and restricted cash at the beginning of the year	31,766	19,252	2,878	394
Cash, cash equivalents and restricted cash at the end of the year	19,252	2,878	1,101	151
Less: Cash, cash equivalents and restricted cash from discontinued operations at the end of the year	(17,890)	(2,315)	(741)	(102)
Cash, cash equivalents and restricted cash from continuing operations at the end of the year	1,362	563	360	49

	For the years ended September 30,
	2021	2022	2023
	RMB	RMB	RMB	USD
Supplemental disclosure of cash flow information from continuing operations:
Interest paid, net of amounts capitalized	—	—	—	—
Income taxes paid	—	—	—	—
Supplemental schedule of non-cash investing and financing activities from continuing activities:
Asset acquisition settled by ordinary shares	(164,256)	—	—	—
Payment of debt extinguishment cost by ordinary shares	(41,961)	—	—	—
Convertible note converted into ordinary shares	—	(333,679)	—	—
Short-term borrowings settled by ordinary shares	—	(217,477)	—	—
Short-term borrowings settled by transfer of treasury stocks	—	(6,497)	—	—

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

-	Reverse ADS split and share subdivision

Effective on March 7, 2022, the Group changed the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing thirty (30) Class A ordinary share to one (1) ADS representing one hundred and fifty (150) Class A ordinary shares. For the ADS holders, the change in the ADS ratio had the same effect as a one-for-five reverse ADS split for the period from March 7, 2022 through November 1, 2023. There will be no change to the Group’s Class A ordinary shares. The exchange of every five (5) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. No fractional new ADSs will be issued in connection with the change in the ADS ratio.

Effective on September 18, 2023, the Board of Directors effected a share subdivision at a ratio of one-for-one hundredth (100) ordinary shares with a par value of US$0.00001 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.0000001. Immediately following the share subdivision, the authorized share capital of the Company of US$450,000 divided into 3,750,000,000,000 Class A Ordinary Shares, 250,000,000,000 Class B Ordinary Shares, and 500,000,000,000 Preferred Shares, each at a par value US$0.0000001. In the same time, The Group also increase its share capital from $450,000 into $1,000,000. The authorized share capital of the Company of US$1,000,000 divided into 8,500,000,000,000 Class A Ordinary Shares, 1,000,000,000,000 Class B Ordinary Shares, and 500,000,000,000 Preferred Shares, each at a par value US$0.0000001. The Company believes it is appropriate to reflect the share subdivision on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

Effective on November 2, 2023, the Group changed the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing one hundred and fifty (150) Class A ordinary shares to one (1) ADS representing fifteen thousand (15,000) Class A ordinary shares. The ADS reverse split corresponds with the share subdivision effected on September 18, 2023. For the ADS holders, the change in the ADS ratio will have the same effect a one-for-one-hundred reverse ADS split for the period from November 2, 2023 through December 6, 2023. There will be no change to the Group’s Class A ordinary shares. The exchange of every one hundred (100) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. No fractional new ADSs will be issued in connection with the change in the ADS ratio.

Further effective on December 7, 2023, the Group changed the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing fifteen thousand (15,000) Class A ordinary shares to one (1) ADS representing six hundred thousand (600,000) Class A ordinary shares. For the ADS holders, the change in the ADS ratio will have the same effect a one-for-forty reverse ADS split since December 7, 2023. There will be no change to the Group’s Class A ordinary shares. The exchange of every forty (40) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. No fractional new ADSs will be issued in connection with the change in the ADS ratio.

-	Disposals of subsidiaries

On October 26, 2021 and December 17, 2021, the Group transferred of all of its equity interest in Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting”) and Qingke (China) Limited (“Q&K HK”), respectively, to Wangxiancai Limited, which is a related party of the Group, and is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “First Equity Transfer”). The Equity Transfer was made at nominal consideration. As of September 30, 2022, the Group did not account for the transfer of equity interest in Q&K HK, Q&K Investment Consulting and Q&K E-commerce as a discontinued operation, as FLJ is the primary beneficiary of Q&K HK, Q&K Investment Consulting and Q&K E-commerce as FLJ has the power to direct the activities of these companies that most significantly impact their economic performance and FLJ has the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception. The Group accounted for Q&K HK, Q&K Investment Consulting and Q&K E-commerce as variable interest entities.

On October 31, 2023, the Group transferred of all of its equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Q&K AI”), to Wangxiancai Limited, at nominal consideration (the “Second Equity Transfer”).

Upon deconsolidation of Q&K AI, the Group would no longer provide rental and value-added services in China. The management believed the closing of the Second Equity Transfer represented a strategic shift that had a major effect on the Company’s operations and financial results. The disposals of Q&K Investment Consulting, Q&K HK and Q&K AI are accounted as discontinued operations in accordance with ASC 205-20.

-	Acquisition of new business

On December 28, 2023, the Group closed equity acquisition of Alpha Mind Technology Limited (“Alpha Mind”), which conducts insurance agency and insurance technology businesses in the PRC. The Group acquired all the issued and outstanding shares in Alpha Mind for an aggregate all-cash purchase price of US$180,000,000, paid in the form of the Notes delivered to each of the Sellers of Alpha Mind in an aggregate amount equal to the purchase price. The Notes have a maturity of 90 days from the closing date, bear an interest rate of three percent (3%) per annum and are secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind and its subsidiaries. In February 2024, the Company and the sellers of Alpha Mind agreed to extend the maturity date of the Notes to June 30, 2024.

As of September 30, 2023, the Group’s significant subsidiaries was comprised of the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
QK365.com INC. (BVI)	September 29, 2014	BVI	100%	Holding
Fenglinju (China) Hong Kong Limited (“Fenglinju”)	October 21, 2021	Hong Kong	100%	Holding
Shanghai Meileju Intelligence Technology Co., Ltd. (“Meileju”)	June 24, 2021	PRC	100%	Holding

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

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

Going concern

The Group has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB 3,558,667 and RMB 3,629,980 as of September 30, 2022 and 2023, respectively. Net cash used in operating activities from continuing operations were RMB 161,402, RMB 7,096 and RMB 24,320 for the years ended September 30, 2021, 2022 and 2023, respectively. As of September 30, 2022 and 2023, current liabilities exceeded current assets by RMB 597,242 and RMB 643,424, respectively. In addition, the Group disposed of its long-term rental apartment rental business in October 2023 and the Group had no revenues from its continuing operations for the years ended September 30, 2021, 2022 and 2023, respectively.

These factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

On December 28, 2023, the Group consummated an acquisition of 100% equity interest in Alpha Mind at consideration of US$180,000,000. The purchase price is payable in the form of promissory note (collectively, the “Notes”). The Notes have a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities. In February 2024, the Company and the sellers of Alpha Mind agreed to extend the maturity date of the Notes to June 30, 2024.

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through issuance of ordinary shares. On October 26, 2022, the Company’s Form F-3 to offer up to a total amount of $300 million was declared effective. The Company plans to raise funds under the Form F-3 to support the Company’s operations.

There is a risk that Management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. Should there be any unforeseen circumstances which may prevent the successful completion of the above mentioned plan in the next twelve months from the issuance of this report, the Group will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. One of the Group’s shareholder is committed to provide financial support up to $1 million to support the Group’s operations. Management assessed that this amount is sufficient to cover the Group’s reduced operation costs and meet its obligations.

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Group and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation allowance of deferred tax assets and share-based compensation.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, the United States and Hong Kong is the United States dollar (“US dollar”) and the functional currency of the Group’s PRC subsidiaries is RMB. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the consolidated statements of comprehensive (loss) income.

The financial statements of the Group’s non PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive (loss) income.

The financial records of the Group’s subsidiaries are maintained in local currencies, which are the functional currencies.

Convenience translation

The Group’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheet, and the related consolidated statements of comprehensive (loss) income, shareholders’ deficits and cash flows from RMB into US dollars as of and for the year ended September 30, 2023 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 7.2960, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2023, or at any other rate.

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

The Group’s financial instruments include cash and cash equivalents, other current assets, accounts payable, amounts due to related parties, short-term debt, and other current liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use that which have original maturities of three months or less when purchased.

Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB nil, RMB nil and RMB 215 for the years ended September 30, 2021, 2022 and 2023, respectively.

PRC value-added taxes and related taxes

The Group is subject to value-added taxes at the rate of 6% for rendering services and 13% for sales of goods, education surtax and urban maintenance and construction tax, on the services provided in the PRC. Education surtax and urban maintenance and construction tax are primarily levied based on revenue at applicable rates and are recorded as a reduction of revenues.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive (loss) income. As of September 30, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive (loss) income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the completion of initial public offering (“IPO”) and has a continued employment provision for a period of time following the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, research and development expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended September 30, 2021, 2022 and 2023, the Group recognized share-based compensation expenses of RMB 15,806, RMB 9,771 and RMB 4,782, respectively, in the consolidated statements of comprehensive (loss) income.

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

As of September 30, 2022 and 2023, the Group had no treasury shares.

Reclassification

Certain reclassifications have been made to the prior year’s consolidated balance sheets to conform to the current year’s presentation. These reclassifications had no impact on net income/(loss), shareholders’ equity, or cash flows as previously reported.

Discontinued operations

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

As of September 30, 2023, the Croup’s long-term apartment rental business in the PRC met all the conditions required in order to be classified as a discontinued operation. Accordingly, the operating results of long-term apartment rental business in the PRC are reported as a loss from discontinued operations in the accompanying consolidated financial statements for all periods presented. In addition, the assets and liabilities related to long-term apartment rental business in the PRC are reported as assets and liabilities of discontinued operations in the accompanying consolidated balance sheets. For additional information, see Note 3, “Disposition of Long-term Apartment Rental Business”.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents.

All of the Group’s cash and cash equivalents are held with financial institutions that Group management believes to be high credit quality. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the United States and the PRC which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

Segment reporting

The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

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

3.	DISPOSITION OF LONG-TERM APARTMENT RENTAL BUSINESS

On October 31, 2023, the Group transferred of all of its equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Q&K AI”), to Wangxiancai Limited, at nominal consideration (the “Second Equity Transfer”).

Upon the closing of the Second Equity Transfer, Wangxiancai Limited became the sole shareholder of the Group’s long-term apartment rental business and as a result, assumed all assets and obligations of Q&K AI, Q&K Investment Consulting and Q&K HK, and their subsidiaries, VIE and VIE’s subsidiaries. Upon the closing of the transaction, the Group does not bear any contractual commitment or obligation to the long-term apartment rental business.

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

The following is a reconciliation of the amounts of major classes of assets and liabilities classified as assets of discontinued operations and liabilities of discontinued operations in the consolidated balance sheets as of September 30, 2022 and 2023:

	As of September 30,
	2022	2023
	RMB	RMB	USD
Current assets of discontinued operations
Cash, cash equivalents and restricted cash	2,315	741	102
Accounts receivable, net	752	2,409	330
Amounts due from related parties	—	286	39
Advances to suppliers	1,387	—	—
Other current assets	59,029	63,454	8,697
Property and equipment, net	—	183	25
Other assets	—	9,590	1,315
Total current assets of discontinued operations	63,483	76,663	10,508

Non-current assets of discontinued operations:
Property and equipment, net	500	—	—
Intangible assets, net	13,475	—	—
Other assets	10,405	—	—
Total non-current assets of discontinued operations	24,380	—	—

Liabilities of discontinued operations:
Accounts payable	122,667	157,613	21,603
Amounts due to related parties	765	951	130
Deferred revenue	129,930	99,230	13,601
Short-term debt	103,553	103,552	14,193
Rental instalment loans	15,756	15,756	2,160
Deposits from tenants	38,439	29,723	4,074
Accrued expenses and other current liabilities	78,194	101,501	13,911
Total liabilities of discontinued operations	489,304	508,326	69,672

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of comprehensive (loss) income for the years ended September 30, 2021, 2022 and 2023:

	For the years ended September 30,
	2021	2022	2023
	RMB	RMB	RMB	USD
Net revenues	1,036,206	652,333	227,687	31,207
Operating costs:	(949,654)	(711,003)	(242,097)	(33,182)
Selling and marketing expenses	(13,108)	(1)	(3)	(1)
General and administrative expenses	(189,580)	(32,840)	(19,737)	(2,704)
Research and development expenses	(7,960)	(2,773)	(2,398)	(329)
Impairment loss on long-lived assets	(199,575)	(100,156)	(10,474)	(1,436)
Other (expenses) income, net	(18,476)	(8,104)	2,984	409
Loss from disposal of property and equipment and intangible assets	(30,173)	(11,972)	—	—
Interest (expenses) income, net	(24,071)	(24,847)	24	4
Debt extinguishment loss	(41,961)	—	—	—
Foreign exchange loss, net	(247)	—	—	—
Gains from deconsolidation of VIE’s subsidiaries	—	1,554,450	—	—
Income tax expense	(31)	(21)	—	—
Net (loss) income from discontinued operations	(438,630)	1,315,066	(44,014)	(6,032)
Less: Net loss from discontinued operations attributable to noncontrolling interests	(28)	(43)	—	—
Net (loss) income from discontinued operations attributable to FLJ Group Limited’s ordinary shareholders	(438,602)	1,315,109	(44,014)	(6,032)

4.	SHORT-TERM DEBT

The short-term debt was as follows:

	As of September 30,
	2022	2023
Short-term debt	6,544	44,432

For the years ended September 30, 2022 and 2023, the Group entered into loan agreements with certain third party entities, pursuant to which the Group borrowed $920 and $5,190, respectively. The loans bear interest rate of 3.85% per annum and were matured through July 2024.

5.	ASSET ACQUISITION

On July 22, 2020, the Group entered into a series of asset purchase agreements with Great Alliance Coliving Limited. and its affiliates (“Beautiful House” or the “Sellers”) to acquire assets, including approximately 72,000 apartment rental contracts with leasehold improvements attached toit, and trademarks of Beautiful House. In addition, the Group also assumed liabilities of RMB 349,665 associated with acquired assets. The consideration was comprised of cash of $29,000 (approximately RMB 205,306) and 12,858,939,200 shares of the Group’s Class A ordinary shares (after giving effects to share subdivision in September 2023) with total value of $42,673 (approximately RMB 289,733), reflecting discount for lack of marketability. The number of shares to be issued is determined based on the total share consideration amount agreed and average closing price of the Group’s ADS of 90 days prior to the execution of the asset purchase agreements. The shares are payable in three instalments of 30%, 40% and 30% with lockup periods expiring on June 30, 2021, 2022 and 2023, respectively. As of September 30, 2020, the Group made a cash payment of $5,800 (equivalent of RMB39,498). There were no material direct transaction costs related to the transaction. The remaining cash consideration payable of $23,200 (equivalent of RMB 165,808) and share consideration of RMB289,733 were recorded in the account of “Payable for asset acquisition” and “additional paid-in capital”, respectively.

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
495,039

In May 2021, the Group entered into an agreement to settle the outstanding payables with the Sellers, pursuant to the agreement, the Group delivered 18,637,585,000 ordinary shares (after giving effects to share subdivision in September 2023) to settle both cash consideration payable and share consideration payable. The Sellers are entitled to trade the ordinary shares in open market. In addition, among the 18,637,585,000 shares delivered, 5,778,645,800 ordinary shares will oblige the Group to make up the shortfall if the cash collected by the Sellers are lower than $0.004014 per share (after giving effects to share subdivision in September 2023). Additionally, 2,086,074,900 of the 5,778,645,800 ordinary shares are redeemable at a per share price of $0.004015 if the Sellers do not trade in open market (after giving effects to share subdivision in September 2023).

The 5,778,645,800 ordinary shares (after giving effects to share subdivision in September 2023)are subject to a make-whole cash-settled provision, and 2,086,074,900 ordinary shares (after giving effects to share subdivision in September 2023) of which are also subject to redemption. The Group assessed the redemption terms and assessed it is probable that the Group will redeem these ordinary shares. The 5,778,645,800 ordinary shares (after giving effects to share subdivision in September 2023) fall in the classification of a liability. As of September 30, 2022 and 2023, the Group recorded the liabilities of RMB 165,033 and RMB 169,267 in the account of “Contingent liabilities for payable for asset acquisition”. The change in the balance as of September 30, 2022 and 2023 arose from change in foreign exchange rates.

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2022	2023
Accrued interest expenses	3,456	2,375
	3,456	2,375

7.	SHARE BASED COMPENSATION

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

As of June 24, 2022, Yijia Inc. held 7.52 billion Class B ordinary shares (after giving effects to share subdivision in September 2023). On June 24, 2022, Yijia Inc. transferred all reserved ordinary shares to Golden Stream Limited, a company controlled by Mr. Qu Chengcai, the Chief Executive Officer of the Group. Upon transfer, the Class B ordinary shares previously held by Yijia Inc. were automatically converted to Class A ordinary shares pursuant to the Company’s third amended and restated memorandum and articles of association. Since then, Golden Stream Limited became a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. The board resolutions allow the grantees to hold options to purchase from the Golden Stream Limited the equity shares of the Group.

All the share information disclosed under Stock Option A and Stock Option B in this section refers to the shares of the Group the grantees are entitled through Yijia Inc. shares before June 24, 2022 and through Golden Stream Limited after June 24, 2022. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offset to additional paid-in capital. Given the shares owned by Yijia Inc./ Golden Stream Limited for the purpose of the incentive program are existing and outstanding shares of the Group, the options do not have any dilution effect on the (loss) earnings per share (see Note 8).

Stock Option A

On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, the Group granted an aggregate number of 26.86 million share options to certain management, employees and non-employees of the Group. Under the plan, the exercise price was US$0.0031 (RMB0.02) per share (after giving effects to share subdivision in September 2023) and vests 50% on the first and second anniversary after the IPO date. All grantees were restricted from transferring more than 25% of their total exercised ordinary shares each year after the exercise date. Given the vesting was contingent on the IPO and vested on the first and second anniversary after the IPO date, no share-based compensation expense is recognized until the date of IPO. For the year ended September 30, 2021, no share options were vested or exercised. As of September 30, 2022 and 2023, the number of outstanding options is 1,025,000,000 and 1,025,000,000 (after giving effects to share subdivision in September 2023), respectively, which was equal to the number of option expected to be vested. The remaining Stock Options A are exercisable into 1,025,000,000 Class B ordinary shares (after giving effects to share subdivision in September 2023). Because the exercise price is out of money, the weighted average intrinsic value of the outstanding options and the options expected to vest was RMB nil.

Stock Option B

On July 31, 2017, the Group granted 43.14 million share options to management and employees of the Group. The options vested immediately upon the grant date and the exercise price were US$0.0031 (RMB0.02) per share (after giving effects to share subdivision in September 2023). All grantees were restricted from transferring its exercised ordinary shares during certain periods subsequent to the IPO date (the “lock-up period”). If the grantee resigned from the Group before the IPO or during the lock-up period, the Group has the right to repurchase the share options or ordinary shares at the exercise price. The Group believes that the repurchase feature is effectively to require the employee to remain throughout the requisite period in order to receive any economic benefit from the award. As such, the repurchase feature functions as a vesting condition that is contingent on the IPO, no share-based compensation expense is recognized until the date of IPO. As of September 30, 2022 and 2023, the Group had 2,385,000,000 and 2,385,000,000 share options outstanding (after giving effects to share subdivision in September 2023), vested and exercisable. The remaining Stock Options B are exercisable into 2,385,000,000 Class A ordinary shares (after giving effects to share subdivision in September 2023). Because the exercise price is out of money, the weighted average intrinsic value of these share options were RMB nil.

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

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	April 2016		October 2016		July 2017
Risk-free rate of return		3.18%		3.18%		3.21%
Contractual life of option		10 years		10 years		8.4 years
Estimated volatility rate		37%		37%		35%
Expected dividend yield		0%		0%		0%
Fair value of underlying ordinary shares*	US$	0.0003	US$	0.0004	US$	0.0005

* after giving effects to share subdivision in September 2023

2019 Share Incentive Plan

The 2019 Share Incentive Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering.

In June 2022, the Group issued 7.2 billion stock options with nil exercise price to Mr. Qu, the Chief Executive Officer of the Company. All of the stock options were vested and exercised immediately upon grant. The Group recorded stock options at the grant date fair value per ADS of US$0.0363425 (after giving effects to share subdivision in September 2023, ADS reverse split in November and December 2023) by reference to the share price in the open market on grant date.

In June 2022, the Group issued 5.036 billion stock options with nil exercise price to Mr. Sun, the Chief Financial Officer of the Company, of which 4.318 billion stock options vested and exercised immediately upon grant, 359 million stock options vested on August 3, 2022, and the remaining 359 million stock options vested on August 3, 2023. As of September 30, 2023, neither of the 359 million stock options vested on August 3, 2022 or the 359 million stock options vested on August 3, 2023 were exercised by or issued to Mr. Sun. The Group recorded stock options at the grant date fair value per ADS of US$0.0363425 (after giving effects to share subdivision in September 2023, ADS reverse split in November and December 2023) by reference to the share price in the open market on grant date.

2022 Share Incentive Plan

On November 18, 2022, the board of directors has approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 250,000,000,000 Class B ordinary shares (after giving effects to share subdivision in September 2023) of the Company.

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

The board of directors has also approved the issuance of the Shares to an ESOP Platform, which is holding these Shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by the ESOP Platform are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of this report, 250,000,000,000 Class B ordinary shares (after giving effects to share subdivision in September 2023) were reserved to 2022 Plan and no Class B ordinary shares have been issued under the 2022 Plan.

A summary of option activity during the years ended September 30, 2022 and 2023 is presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual Life
Outstanding, as of September 30, 2021	3,420,000,000	0.02	4.96
Granted	12,236,010,800	—	10.00
Exercised	(11,518,005,400)	—	10.00
Forfeited	(10,000,000)	0.02	4.83
Outstanding, as of September 30, 2022 and 2023	4,128,005,400	0.02	4.44
Vested and exercisable as of September 30, 2023	3,410,000,000	0.02	3.96
Vested or expected to vest as of September 30, 2023	4,128,005,400	0.02	4.44

The Group recognized the compensation cost for the stock options on a straight line basis over the requisite service periods. For the years ended September 30, 2021, 2022 and 2023, the Group recorded compensation expenses of RMB 1,236 and RMB 9,771 and RMB 4,782 in connection with the above stock options. As of September 30, 2023, the Group had no unrecognized compensation expenses for stock options.

Restricted shares units

Under 2019 Share Incentive Plan, in March 2021, the Group also issued 2,500,000,000 restricted share units (“RSU”) (after giving effects to share subdivision in September 2023) to a consulting company for the service provided. All of the RSU were vested immediately upon grant. The Group recorded RSU at the measurement date fair value per share of US$0.0009 by reference to the share price in the open market on grant date.

For the years ended 2021, 2022 and 2023, the Group recorded compensation expenses of RMB 14,570, RMB nil and RMB nil in connection with the above restricted shares units.

As of September 30, 2023, the Group had no unrecognized compensation expenses for restricted share units.

For the years ended September 30, 2021, 2022 and 2023, the total share-based compensation expenses were comprised of the following:

	For the years ended September 30,
	2021	2022	2023
Selling and marketing expenses	7	12	—
General and administrative expenses	15,991	9,737	4,782
Research and development expenses	(192)	22	—
	15,806	9,771	4,782

8.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	For the years ended September 30,
	2021	2022	2023
	RMB	RMB	RMB	USD
Numerator:
Net (loss) income attributable to FLJ Group Limited’s ordinary shareholders	(569,174)	820,023	(71,313)	(9,774)
Net loss from continuing operations attributable to FLJ Group Limited’s ordinary shareholders	(130,572)	(495,086)	(27,299)	(3,742)
Net (loss) income from discontinued operations attributable to FLJ Group Limited’s ordinary shareholders	(438,602)	1,315,109	(44,014)	(6,032)
Denominator:
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	146,069,290,900	1,025,842,445,700	2,805,073,364,600	2,805,073,364,600

Net (loss) earnings per share attributable to ordinary shareholders of FLJ Group Limited—Basic and diluted	(0.00)	0.00	(0.00)	(0.00)
Net loss per share from continuing operations attributable to ordinary shareholders of FLJ Group Limited—Basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)
Net (loss) earnings from per share discontinued operations attributable to ordinary shareholders of FLJ Group Limited—Basic and diluted	(0.00)	0.00	(0.00)	(0.00)

For the years ended September 30, 2022 and 2023, weighted average ordinary shares included nil, 359,002,700 and 718,00,5400 stock options (after giving effects to share subdivision in September 2023), which were vest but unexercised as of September 30, 2022 and 2023, respectively. The Company included the stock options because they are exercisable at RMB nil. For the years ended September 30, 201, weighted average ordinary shares did not included stock options.

For the years ended September 30, 2021, 2022 and 2023, potential ordinary shares from assumed conversion of 745,244,500, 0 and 0 convertible notes as well as 3,420,000,000, 3,769,002,700 and 3,410,000,000 options have not been reflected in the calculation of diluted net loss per share as their inclusion would have been anti-dilutive.

9.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company, FLJ Group Limited is not subject to tax on income or capital gain.

BVI Islands

Under the current laws of the British Virgin Islands (“BVI”), QK365.com Inc. is incorporated in BVI is not subject to tax on income or capital gain.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

For the years ended September 30, 2021, 2022 and 2023, the Group did not incur income tax expenses from its continuing operations.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate are as follows:

	For the years ended September 30,
	2021	2022	2023
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rates of group entities operating in other jurisdictions and preferential tax rates of group entities	(25.0)%	(25.0)%	(23.1)%
Effect of change in valuation allowance	0.0%	0.0%	(2.0)%
	0.0%	0.0%	0.0%

The principal components of the Group’s deferred income tax assets as of September 30, 2022 and 2023 are as follows:

	As of September 30,
	2022	2023
Deferred tax assets:
Net losses carry forwards	—	548
Valuation allowance	—	(548)
	—	—

Movement of the valuation allowance is as follows:

Balance as of September 30, 2022	—
Addition	548
Write off	(548)
Balance as of September 30, 2023	—

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

As of September 30, 2023, the Group had tax loss carryforwards of RMB 2,192, all of which nil will expire, if unused, by 2028.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2019 through 2023 on non-transfer pricing matters, and from 2013 through 2023 on transfer pricing matters.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of September 30, 2022 and 2023.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary.

10.	STATUTORY RESERVES AND NET RESTRICTED ASSETS

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the subsidiary incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

Under PRC law, the Group’s subsidiary located in the PRC (“PRC subsidiary”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC subsidiary is required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC subsidiary is also restricted.

Amounts restricted including paid-in capital and statutory reserve funds as determined pursuant to PRC Laws were RMB 10,000 and RMB nil as of September 30, 2022 and 2023, respectively.

11.	RELATED PARTY TRANSACTIONS AND BALANCES

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

Related Party	Relationship with the Group
Wangxiancai Limited	An entity controlled by the legal representative and executive director of one of the former subsidiaries. The subsidiary was disposed of on October 31, 2023 and Wangxiancai Limited was no longer a related party of the Group since then
Key Space (S) Pte Ltd (“Key Space”)	An entity controlled by certain shareholders of the Group
Mr. Qu Chengcai	Chief Executive Officer
Mr. Sun Zhichen	Chief Financial Officer

-	Transactions with related parties

As stated in Note 1, on October 26, 2021, December 17, 2021 and October 31, 2023, the Group transferred the equity interest in the Q&K Investment Consulting, Q&K HK and Q&K AI, respectively, to Wangxiancai Limited for nominal consideration.

As stated in Note 8, the Group issued 72 million and 43.18 million stock options to Mr. Qu and Mr. Sun, respectively. (See Note 8 - Share based compensation)

-	Balances with related parties

As of September 30, 2022 and 2023, amounts due to related parties were RMB 4,065 and RMB 4,495, respectively. The balance due to related parties represented borrowings from Key Space which were due within 12 months from borrowing. Details are as follows:

	As of September 30,
	2022	2023
Key Space	4,065	4,495

	4,065	4,495

12.	COMMITMENTS AND CONTINGENCIES

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

13.	SUBSEQUENT EVENTS

On September 29, 2023, the Group entered into an equity acquisition agreement with certain shareholders of Lianlian to acquire 95% of Lianlian’s issued and outstanding shares. Lianlian is an online lifestyle service provider providing comprehensive marketing and promotion services to restaurants, hotels and other leisure and entertainment merchants, helping them achieve cost-effective operations. On December 28, 2023, the Group terminated the equity acquisition agreement Lianlian and certain of the Lianlian’s shareholders.

On October 31, 2023, the Company entered into an equity transfer agreement to sell all of our equity interest in Q&K AI to Wangxiancai Limited for nominal consideration. Q&K AI holds substantially all of the equity interest of our subsidiaries in the PRC, through which the Company carried out long-term rental apartment rental business (the “Disposed Business”). The Disposed Business contributed substantially all revenue and held substantially all of the Company’s assets. Upon the consummation of the Disposal on October 31, 2023, the Company became a shell company as defined in Rule 12b-2 under the Exchange Act.

On December 28, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Alpha Mind Technology Limited (“Alpha Mind”), at a total consideration of $180,000,000 in the form of notes payable (“Acquisition”). In February 2024, the Company and the sellers of Alpha Mind agreed to extend the maturity date of the Notes to June 30, 2024.