Form 20-F
period 2024-09-30
XChange TEC.INC
filed 2025-01-22
CIK 1769256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number: 001-39111

XChange TEC.INC
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

No.801, Building 1, 1136 Xinzha Road
JingAn District, Shanghai, 200041
People’s Republic of China
(Address of principal executive offices)

Zhichen Sun, Chief Executive Officer
Phone: +86-21-6422-8532

No.801, Building 1, 1136 Xinzha Road
JingAn District, Shanghai, 200041
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing twelve million (12,000,000) Class A ordinary shares, par value US$0.0000001 per share)	XHG	NASDAQ Capital Market
Class A ordinary shares, par value US$0.0000001 per share*

*	As of the date of this annual report. Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

As of September 30, 2024, there were 79,510,681,046,400 ordinary shares outstanding, consisting of 73,117,892,046,400 Class A ordinary shares and 6,392,789,000,000 Class B ordinary shares, all with a par value of US$0.0000001 per share.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

●	“ADSs” refers to our American depositary shares, each of which represents 12,000,000 Class A ordinary shares as of the date of this annual report;

●	“Acquisition” has the meaning ascribed to it in the note below**;

●	“Alpha Mind” refers to Alpha Mind Technology Limited, a company incorporated under the laws of the British Virgin Islands, and, if applicable, its consolidated entities;

●	“China” or the “PRC” refers to the People’s Republic of China, including, for the purposes of this annual report, Hong Kong and Macau, unless referencing specific laws and regulations and other legal and tax matters applicable only to mainland China, and excluding, for the purposes of this annual report only, Taiwan;

●	“CBIRC” means the China Banking and Insurance Regulatory Commission;

●	“Continuing Operations” has the meaning ascribed to it in the note below*;

●	“Current VIEs” or “VIEs” refer to Huaming Insurance Agency Co., Ltd. and Huaming Yunbao (Tianjin) Technology Co., Ltd.**;

●	“Current WFOE” or “Alpha Mind WFOE” refer to Jiachuang Yingan (Beijing) Information & Technology Co., Ltd.**;

●	“Discontinued Operations” has the meaning ascribed to it in the note below*;

●	“Disposal” has the meaning ascribed to it in “Item 4. Information on the Company—A. History and development of the Company”;

●	“Disposed Business” has the meaning ascribed to it in “Item 4. Information on the Company—A. History and development of the Company”;

●	“Notes” has the meaning ascribed to it in “Item 4. Information on the Company—A. History and development of the Company”;

●	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0000001 per share as of the date of this annual report;

●	“RMB” and “Renminbi” refer to the legal currency of mainland China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	“VIE” refers to variable interest entity; and

●	“we,” “us,” “our company,” “our,” “the Company”, and “the Group” means, XChange TEC.INC (formerly known as FLJ Group Limited) and its subsidiaries, which include Alpha Mind following the consummation of the Acquisition. XChange TEC.INC is a Cayman Islands holding company with no operations of its own and conducts its business through its subsidiaries and the Current VIEs in China. The Current VIEs are consolidated for accounting purposes but are not entities in which XChange TEC.INC owns any equity.

*	On October 26, 2021 and December 17, 2021, XChange TEC.INC, then named FLJ Group Limited (together with its consolidated subsidiaries, the “Group”), transferred all of its equity interest in Shanghai Qingke Investment Consulting Co., Ltd. (“Q&K Investment Consulting”) and Qingke (China) Limited (“Q&K HK”), respectively, to Wangxiancai Limited, which was a related party of the Group and is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “First Equity Transfer”). As of September 30, 2022, the Group did not account for the transfer of equity interest in Q&K HK, Q&K Investment Consulting and Q&K E-commerce as a discontinued operation, as XChange TEC.INC was the primary beneficiary of Q&K HK, Q&K Investment Consulting and Q&K E-commerce as XChange TEC.INC had the power to direct the activities of these companies that most significantly impact their economic performance and XChange TEC.INC had the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception. On October 31, 2023, the Group transferred all of its equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Haoju”), to Wangxiancai Limited, at nominal consideration (the “Second Equity Transfer”). Upon the completion of the Second Equity Transfer, the Group no longer conducts long-term apartment rental business in China. The disposals of Q&K Investment Consulting, Q&K HK and Haoju are accounted as discontinued operations (“Discontinued Operations”). The remaining ongoing business operations of our Group (excluding these disposed entities) are accounted as continuing operations (“Continuing Operations”). See Note 1—Organization and Principal Activities to our consolidated financial statements for more information.

**	On November 22, 2023, we entered into an equity acquisition agreement with Alpha Mind, an insurance agency and insurance technology business in the PRC, and Alpha Mind’s shareholders to acquire all of the issued and outstanding shares in Alpha Mind (the “Acquisition”). The Acquisition of Alpha Mind was consummated on December 28, 2023. Alpha Mind conducts its insurance agency and insurance technology businesses in the PRC through its indirectly wholly-owned subsidiary, Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. (the “Current WFOE”) and the Current WFOE’s consolidated variable interest entities. In April 2022, Alpha Mind, through the Current WFOE, entered into contractual arrangements with Huaming Insurance Agency Co., Ltd. (“Huaming Insurance”) and Huaming Yunbao (Tianjin) Technology Co., Ltd. (“Huaming Yunbao, together with Huaming Insurance, the “Current VIEs”), respectively. Via such contractual arrangements (the “VIE Structure”), we are regarded as the primary beneficiary of the Current VIEs and consolidate the financial results of the Current VIEs under U.S. GAAP. The VIE structure is not equivalent of an investment in the equity interest of the Current VIEs.

Our fiscal year-end is September 30. “FY 2022” refers to our fiscal year ended September 30, 2022, “FY 2023” refers to our fiscal year ended September 30, 2023, and “FY 2024” refers to our fiscal year ended September 30, 2024.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB7.0176 to US$1.00, the noon buying rate on September 30, 2024 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On January 10, 2025, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.3326  to US$1.00.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

●	our mission and strategies;

●	our ability to continue as a going concern;

●	our ability to integrate strategic investments, acquisitions and new business initiatives;

●	our ability to continuously develop new technology, services and products and keep up with changes in the industries in which we operate;

●	our ability to achieve or maintain profitability;

●	general economic and business condition in China and elsewhere, particularly the insurance agency industry;

●	our expectations regarding demand for and market acceptance of the products and services provided on our platform;

●	our ability to retain and expand our customer base after the Acquisition, build customer loyalty and increase recognition of the Alpha Mind brand;

●	our relationship with financial institution partners and third party product and service providers; and

●	competition in the insurance agency industry.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of China’s insurance agency industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

For risks associated with being based in or having the majority of the operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our Dual Class Share Structure

We have a dual class share structure. As of the date of this annual report, we had 246,310,681,046,400 ordinary shares outstanding, consisting of 239,917,892,046,400 Class A ordinary shares represented by 19,993,157 ADSs and 6,392,789,000,000 Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share.

Golden Stream Ltd., a company controlled by Mr. Yong Zhang, beneficially owns all of our issued Class B ordinary shares, representing 2.60% of the total outstanding share capital and 21.04% of the voting power of the Company as of the date of this annual report, due to the disparate voting powers associated with our dual-class structure. The Class B ordinary shares held by Golden Stream Ltd. represent the maximum number of shares underlying the Company’s share incentive plan adopted in 2022 (the “2022 Plan”) and 2024 (the “2024 Plan). Golden Stream Ltd. and its controlling shareholder Mr. Yong Zhang have agreed to act upon the instructions from a committee of the Company (the “ESOP Operation Committee”), consisting of Yong Zhang and Jiaxing Chang, determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2022 Plan and 2024 Plan, the disposition of these Class B ordinary shares. As a result of the dual class share structure and the concentration of ownership, Golden Stream Ltd. and the ESOP Operation Committee have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions.

For details of the risks related to our dual class share structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—Our dual class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.”

Our Holding Company Structure and Contractual Arrangement with the Current VIEs and Their Shareholders

XChange TEC.INC is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted through our PRC subsidiaries and other consolidated entities. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, XChange TEC.INC may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to XChange TEC.INC may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt.

XChange TEC.INC conducts insurance agency businesses in the PRC through Alpha Mind and its indirectly wholly-owned subsidiary, the Current WFOE and the Current VIEs. In April 2022, Alpha Mind, through the Current WFOE, entered into contractual arrangements with Current VIEs, respectively. Via such contractual arrangements (the “VIE Structure”), we are regarded as the primary beneficiary of the Current VIEs and consolidate the financial results of the Current VIEs under U.S. GAAP. The contractual arrangements consist of powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity pledge agreements and spousal consent letters. Terms contained in each set of contractual arrangements with each of the Current VIEs and its respective shareholders are substantially similar. In particular, (i) pledge agreements, entered into between the Current WFOE and each of the Current VIEs and its shareholders, where each shareholder of the Current VIEs pledged his or her equity interest to the Current WFOE to ensure performance of their obligations under other relevant contractual arrangements, and in case of breach, the Current WFOE has the right to dispose of the pledged equity. Current VIEs’ shareholders are prohibited from disposing of the pledged equity or taking actions that could negatively impact the pledgee’s rights without the Current WFOE’s written consent until all obligations are discharged; (ii) power of attorney, entered into between the Current WFOE and the Current VIEs and their shareholders, where each shareholder of the Current VIEs authorizes Current WFOE’s designated individuals to act as his or her exclusive agents, exercising all associated rights regarding their equity interest in the Current VIEs, and the power of attorney remains valid as long as the shareholder holds shares in the Current VIEs; (iii) exclusive business cooperation agreement, entered into between the Current WFOE and each of the Current VIEs, granting the Current WFOE the exclusive right to provide services to the Current VIEs in exchange for a service fee equal to 100% of the consolidated net income, and also including the exclusive right for the Current WFOE to purchase the Current VIEs’ business or assets at the lowest permissible price under PRC law, with the agreement remaining in effect unless otherwise specified by the parties; (iv) exclusive option agreements, entered into between the Current WFOE and the each of the Current VIEs and its shareholders, granting the exclusive right to purchase the equity interests of the Current VIEs’ shareholders, while the Current WFOE is entitled to dividends and distributions, and the exclusive option agreements remain in effect until the transfer of all equity interests to the Current WFOE or its designated party; and (v) spousal consent letters, signed by each spouse of the relevant individual shareholders of the Current VIEs, stating that the disposition of the equity interest held by their spouse will be governed by the above-mentioned agreements, and their spouse undertake not to make any assertions to such equity interest. As a result of these contractual arrangements, we, through Alpha Mind and its subsidiaries (i) are able to consolidate the financial results of the Current VIEs, and (ii) receive substantially all of the economic benefits from the Current VIEs. The VIE structure is not equivalent of an investment in the equity interest of the Current VIEs. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements” for details.

However, neither XChange TEC.INC nor the Current WFOE owns any equity interests in the Current VIEs. Our contractual arrangements with the Current VIEs and their nominee shareholders are not equivalent of an investment in the equity interest of the Current VIEs. Instead, as described above, we are regarded as the primary beneficiary of the Current VIEs and consolidate the financial results of the Current VIEs under U.S. GAAP in light of the VIE structure.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report.

Equity Interest

VIE contractual arrangement

Permissions Required from the PRC Authorities

We conduct our business in China through our subsidiaries and the Current VIEs. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our subsidiaries or the Current VIEs are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of the Current VIEs is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of the Current VIEs has obtained a valid business license from the local SAMR, and no application for any such license has been denied. In addition, the Current VIEs are also required to obtain insurance agency operating licenses pursuant to the PRC laws. As of the date of this annual report, as advised by our PRC legal counsel, Beijing Kingdom Law Firm,we and the Current VIEs have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our subsidiaries or Current VIEs to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries or Current VIEs do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On December 28, 2021, CAC released the revised Cybersecurity Review Measures (the “Revised CAC Measures”) and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version) further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. Our PRC counsel, Beijing Kingdom Law Firm, is of the view that because: (i) we are already listed on the Nasdaq Capital Market and do not “seek to list on any other foreign stock exchange”; (ii) we and the Current VIEs do not hold personal information on more than one million users; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, we are not required to apply for a cybersecurity review under the Revised CAC Measures.

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

As advised by our PRC legal counsel, Beijing Kingdom Law Firm, we and the Current VIEs, (i) are not required to make the filing with the CSRC in connection with the Acquisition since the Acquisition does not involve any issuance or listing of shares or other equity-based securities of the Company on a stock exchange, which would trigger the filing requirement with the CSRC, (ii) are not required to go through cybersecurity review by the CAC since (a) we are already listed on the Nasdaq Capital Market and do not seek to list on any other foreign stock exchange; (b) we and the Current VIEs do not hold personal information of more than one million users; and (c) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, and (iii) have not received or were denied such requisite permissions by any PRC authority in connection with the Acquisition.

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

For the risks related to the HFCA Act, see “—Risks Related to the Holding Foreign Companies Accountable Act” as set forth at the outset of Part I and “—Risk Factors—Risks Related to Doing Business in China—If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.”

Cash and Asset Flows Through Our Organization

Alpha Mind WFOE, the VIE and its consolidated subsidiaries, or investors transfer funds through our organization under the applicable PRC laws and regulations. To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIE by the PRC government to transfer cash. As of the date of this annual report, none of XHG, its subsidiaries, the VIE or its subsidiaries has written cash management policies or procedures in place that dictate how funds are transferred. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

Transfers between the VIE and Alpha Mind WFOE

The VIE and its consolidated subsidiaries are the main operating entities, which receive their revenues in RMB. Alpha Mind WFOE may receive payments from the VIE, pursuant to the Contractual Arrangements. There may also be transfers via intercompany loans between Alpha Mind WFOE and the VIE.

Transfer between XHG, Alpha Mind HK and Alpha Mind WFOE

XHG and Alpha Mind HK are holding companies and may rely on dividends from Alpha Mind WFOE to fund cash and financing requirements. Cash transfers may also be in the form of capital injection from the holding companies to Alpha Mind WFOE or via intercompany loans between the holding companies and Alpha Mind WFOE. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary, Alpha Mind WFOE, is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain routine procedures under PRC foreign exchange regulations, such as the overseas investment registrations by shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

For our Hong Kong subsidiary, Alpha Mind HK, and the holding company, XChange TEC.INC, or the Non-PRC Entities, there is no restriction on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to U.S. investors. Also, there are no restrictions or limitations on the abilities of the Non-PRC Entities to distribute earnings from the businesses, including the subsidiaries and/or the consolidated VIE, to XChange TEC.INC or from XChange TEC.INC to U.S. investors, as well as the ability to settle amounts owed under the Contractual Arrangements. There are also no restrictions or limitations on the ability of Alpha Mind WFOE to settle amounts owed under the Contractual Arrangements as both Alpha Mind WFOE and the VIE are incorporated in China and the amount to be settled will be in RMB without foreign exchange control. For more details, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

We, XChange TEC.INC, are a Cayman Islands holding company, and we may rely principally on dividends and other distributions on equity paid by our subsidiaries for cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. As we conduct our operations in China primarily through our subsidiaries, the VIE and its subsidiaries, our ability to pay dividends to the shareholders and to service any debt we may incur may depend upon dividends paid by our subsidiaries and license and service fees paid by the VIE. Current PRC regulations permit Alpha Mind WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. In addition, our subsidiaries, the VIE and its subsidiaries in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. For more details, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. For more details about the employee welfare fund, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.” Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC company to a Hong Kong resident enterprise may be reduced to 5% from a standard rate of 10%, if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Under the Notice of the State Taxation Administration on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include, but are not limited to: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the twelve consecutive months preceding the receipt of the dividends. Further, the State Taxation Administration, or the STA, promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner”. Furthermore, the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report with the tax authorities. Therefore, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment rather than substantive business activities, then we will not qualify as a “beneficial owner”, and the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries. For more details, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

As of the date of this annual report, no dividends or distributions have been made to date between the holding company, XChange TEC.INC, its subsidiaries, and the consolidated VIE, or to investors, including the U.S. investors (i.e., there have not been any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company, XChange TEC.INC, or to investors, including U.S. investors). The holding company, XChange TEC.INC, its subsidiaries, and the consolidated VIE do not have any plans to distribute earnings or dividends or settle amounts owed under the Contractual Arrangements in the foreseeable future.

To the extent cash and/or assets in the business are in the PRC and/or Hong Kong or our PRC and/or Hong Kong entities, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and/or assets. The cash transfer among the holding company, XChange TEC.INC, its subsidiaries and the consolidated VIE is typically transferred through payment for intercompany services or intercompany borrowings between the holding company, XChange TEC.INC, its subsidiaries and the consolidated VIE. There are no tax consequences for intercompany borrowings or the payment for intercompany services, except for the standard value added taxes and/or income taxes for the revenues and/or profits generated from such services.

During the fiscal year ended September 30, 2024, cash and other asset transfers between the holding company, XChange TEC.INC, its subsidiaries, and the consolidated VIE were as follows:

During the Fiscal Year Ended September 30, 2024
Transfer From	Transfer To	Approximate Value (RMB)	Type
Alpha Mind HK	Xchange TEC.INC	561,408	Cash Transfer

Other than disclosed above, there were no cash or other asset transfers during the fiscal years ended September 30, 2023 between the holding company, Xchange TEC.INC, its subsidiaries, and the consolidated VIE.

A	[Reserved]
Selected Financial Data

Financial Information Related to the VIE

The following tables present the disaggregated condensed consolidating schedules of financial position as of September 30, 2024 and the disaggregated condensed consolidating schedules of cash flows and results of operations for the years ended September 30, 2024 of all of the entities that are consolidated in the consolidated financial statements included elsewhere in this annual report, which are the following entities: Xchange TEC.INC, Alpha Mind HK, the VIE and its consolidated subsidiaries, and Alpha Mind WFOE which is the primary beneficiary of the VIE for accounting purposes.

	For the Year Ended September 30, 2024
Condensed Consolidating Schedule of Financial Position	XChange TEC.INC	Alpha Mind HK	Alpha Mind WFOE	VIE and consolidated subsidiaries	Elimination	Consolidating
	(RMB in thousands)
Cash and cash equivalents	—	502	92	7,491	—	8,085
Short-term investment	—	—	—	2,032	—	2,032
Accounts receivable, net	—	—	—	36,276	—	36,276
Advances to suppliers	7,017	—	22	6,706	—	13,745
Other current assets	6,620	11,499	42	798	(11,454)	7,505
Total Current Assets	13,637	12,001	156	53,303	(11,454)	67,643

NON-CURRENT ASSETS:
Restricted Cash, non-current	—	—	—	5,000	—	5,000
Property and equipment, net	—	—	—	6	—	6
Operating lease right-of-use asset	—	—	379	568	—	947
Deferred tax assets	—	—	—	—	—	—
Goodwill	709,240	—	—	—	—	709,240
Total Non-current Assets	709,240	—	379	5,574		715,193

Total Assets	722,877	12,001	535	58,877	(11,454)	782,836

Current Liabilities:
Accounts payable	175	—	—	36,797	—	36,972
Taxes payable	—	—	—	1,457	—	1,457
Amount due to related parties	4,324	—	—	—	—	4,324
Accrued expenses and other current liabilities	23,678	475	937	8,625	(506)	33,209
Short-term debt	21,648	15,194	—	—	(4,772)	32,070
Operating lease liabilities, current	—	—	227	122	—	349
Contingent liabilities for payable for asset acquisition	162,808	—	—	—	—	162,808
Notes payable	1,073,693				(6,060)	1,067,633
Total Current Liabilities	1,286,326	15,669	1,164	47,001	(11,338)	1,338,822

NON-CURRENT LIABILITIES:
Operating lease liabilities, noncurrent	—	—	156	431	—	587
Total Non-current Liabilities	—	—	156	431	—	587
Total Liabilities	1,286,326	15,741	1,320	47,432	(11,338)	1,339,409

SHAREHOLDERS’ DEFICIT:
Ordinary shares	57,178	—	—	—	—	57,178
Additional paid-in capital	3,083,694	0	88	53,220	—	3,137,002
Accumulated deficit	(3,810,454)	(3,772)	(873)	(41,775)	—	(3,856,801)
Accumulated other comprehensive loss	106,133	31	—	—	(116)	106,048

Total shareholders’ deficit	(563,449)	(3,668)	(785)	11,445	(116)	(556,573)

	For the Year Ended September 30, 2024
Condensed Consolidating Schedule of Results of Operations	XChange TEC.INC	Alpha Mind HK	Alpha Mind WFOE	VIE and consolidated subsidiaries	Elimination	Consolidating
	(RMB in thousands)
Operating revenues	—	—	—	288,369		288,369
Cost of revenue	—	—	—	(274,901)		(274,901)
Gross profit	—	—	—	13,468		13,468
Operating expenses	(578,600)	(3,423)	(288)	(19,981)		(602,292)
Income from operations	(578,600)	(3,423)	(288)	(6,513)		(588,824)
Other Income (Expense)	(26,087)	(272)	—	2,565		(23,794)
Income tax expense	—	—	—	(548)		(548)
Loss from VIE	—	—	(4,496)		4,496	—
Loss in subsidiaries	(8,479)	(4,784)
Net loss from continuing operations to XHG	(613,166)	(8,479)	(4,784)	(4,496)	4,496	(613,166)

	For the Year Ended September 30, 2024
Condensed Consolidating Schedule of Cash Flows	XChange TEC.INC	Alpha Mind HK	Alpha Mind WFOE	VIE and consolidated subsidiaries	Elimination	Consolidating
	(RMB in thousands)
Net cash provided by (used in) operating activities	2,631	(14,893)	13	2,479	—	(9,770)
Net cash provided by (used in) investing activities	—	—	—	(694)	10,868	10,174
Net cash provided by (used) in financing activities	(6,666)	15,315	20	—	—	8,669
Effect of exchange rate	2,934	(23)	—	—	—	2,911
Net increase in cash and cash equivalents	(1,101)	399	33	1,785	10,868	11,984
CASH AND CASH EQUIVALENTS, beginning of year	1,101	102	59	10,707	(10,868)	1,101
CASH AND CASH EQUIVALENTS, end of year	—	501	92	12,492	—	13,085

B	Capitalization and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

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

Risks Related to Our Business and Industry

●	If we are unable to fully repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.

●	The report of our independent registered public accounting firm on our consolidated financial statements includes an explanatory paragraph questioning our ability to continue as a going concern. We recorded net losses in the past and may not be able to continue as a going concern or achieve or maintain profitability in the future.

●	We have a limited operating history in the insurance agency market, which makes it difficult to evaluate our future prospects and results of operations and may increase the risk that we will not be successful. In addition, our historical growth and financial condition may not be indicative of our future growth, profitability, and financial condition.

●	If we fail to maintain stable relationships with our business partners, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

●	Because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increase in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation.

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

For detail discussion of these risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

●	If the PRC government determines that the contractual arrangements in relation to the VIE structure do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the way they are interpreted change, we, the PRC subsidiaries could be subject to severe penalties or be forced to relinquish their interests in those operations.

●	We and the PRC subsidiaries rely on contractual arrangements with the Current VIEs and the Current VIEs’ shareholders to operate their business, which may not be as effective as direct ownership in providing operational control.

●	Any failure by the Current VIEs or its shareholders to perform their obligations under their contractual arrangements with Current WFOE would materially adversely affect the business, results of operations and financial condition of us and the PRC subsidiaries.

●	The Current VIEs’ shareholders may have potential conflicts of interest with us, the PRC subsidiaries, which may materially adversely affect our business and financial condition.

●	Substantial uncertainties with respect to the implementation of the Foreign Investment Law may significantly impact the corporate structure and operations of us and the PRC subsidiaries.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.

●	The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

●	Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject PRC-resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries or limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect our business and financial condition.

Risks Related to the Holding Foreign Companies Accountable Act

●	If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

Risks Related to the ADSs

●	The market price for the ADSs is volatile.

●	If we fail to meet the applicable listing requirements, NASDAQ may delist our ADSs from trading on its exchange in which case the liquidity and market price of our ADSs could decline and our ability to raise additional capital would be adversely affected.

●	An active market for the ADSs may not be maintained.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

Risks Related to Our Business and Industry

If we are unable to fully repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.

In connection with the Acquisition, we issued the Notes in an aggregate amount equal to the purchase price to the selling shareholders of Alpha Mind. The Notes, with an outstanding principal amount of USD$152.14 million as of September 30, 2024, have a maturity of 90 days from the closing date, which was subsequently extended to June 30, 2025, an interest rate at an annual rate to 3% per annum and are secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind and its subsidiaries.

We intend to pay the rest of the Notes by either using the cash flow generated by our operation or through debt or equity offerings or loans. However, we may not be able to obtain financing or fund raising on favorable terms or at all. If we failed to obtain such financing and were unable to perform our payment obligations under the terms of the Notes before the maturity date, the holders of the Notes may exercise their collateral rights. We will lose control of and no longer be able to consolidate Alpha Mind and our business, financial condition, results of operations and prospects will be adversely affected.

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

We generated a net income of RMB820.0 million in FY 2022, a net loss of RMB71.3 million (US$9.8 million) in FY 2023 and a net loss of RMB226.8 million (US$32.3 million). As of September 30, 2024, we had an accumulated deficit of RMB3,856.8 million (US$549.6 million). Our net cash used in operating activities from continuing operations were RMB 7.1 million, RMB 22.2million and RMB 9.0 million for FY 2022, FY 2023 and FY2024, respectively. As of September 30, 2023 and 2024, our current liabilities exceeded current assets by RMB 643.4 million and RMB 1,271.2 million, respectively. We disposed of our long-term rental apartment rental business in October 2023 and we had no revenues from Continuing Operations for the years ended September 30, 2022 and 2023, respectively.

On December 28, 2023, we completed the acquisition of 100% equity interest in Alpha Mind for a consideration of US$180,000,000. The purchase price is payable in the form of the Notes. The Notes, with an outstanding principal amount of USD$152.14 million as of September 30, 2024, have a maturity of 90 days from the closing date, which was subsequently extended to June 30, 2025, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities.

We intend to pay the rest of the Notes by either using the cash flow generated by our operation or through debt or equity offerings or loans. However, we may not be able to obtain financing or fund raising on favorable terms or at all. If we failed to obtain such financing and were unable to perform our payment obligations under the terms of the Notes before the maturity date, the selling shareholders of Alpha Mind may exercise their collateral rights. We will lose control of and no longer be able to consolidate Alpha Mind and our business, financial condition, results of operations and prospects will be adversely affected. See “—Risks Relating to Our Business and Industry—If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.”

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

We are subject to customer concentration risk. In 2023 and the six months ended June 30, 2024, the commission revenue generated from one client, a state-owned insurance company exceeded 10% of the total revenue for the respective period. In addition, we also face concentration from specific geographical regions. A significant number of our commission received of our policies sold are located in three provinces in Northern China, which collectively contributed over 50% of our commission revenue in 2022, 2023 and the six months ended, June 30, 2024. Factors such as localized economic downturn, or new regulations imposed by local authorizes, or any adverse event or circumstances unique to these regions could have an impact on our overall business.

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

A majority of the insurance purchased through our platform and agency services is automobile insurance. Our overall operating results are substantially dependent upon our success in our automobile segment. For the years ended December 31, 2022, 2023 and the nine months ended September 30, 2024, 50.4%, 77.3% and 75.0%, respectively, of Alpha Mind’s total revenue was derived from its automobile segment. Our success in the automobile insurance market will depend upon a number of additional factors, including:

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

We launched our SaaS platform in 2023 to further expand our insurance agency business from offline to online. Although we have not generated any revenue from our SaaS platform to date, we expect it will become a source of our revenue going forward. The success of our SaaS platform depends on the adoption of SaaS platform in China’s insurance industry, which may be affected by, among other things, regulatory requirements and widespread acceptance of SaaS platform in general.

Market acceptance of SaaS platform depends on a variety of factors, including but not limited to price, security, reliability, performance, customer preferences, public concerns regarding privacy and the enactment of restrictive laws or regulations. It is difficult to predict the demand for insurance SaaS platform and the future growth rate and size of the insurance SaaS market.

If our or other platforms in the insurance industry or other industries experience security breaches, loss of customer data, disruptions in delivery or other problems, the market for SaaS platform may suffer. If SaaS platforms do not achieve widespread adoption or the demand for SaaS platforms fails to grow due to a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and solutions, reductions in corporate spending or otherwise, our business, results of operations and financial condition could be adversely affected.

We face risks related to natural disasters, health epidemics or terrorist attacks in regions where we operate.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, COVID-19 pandemic, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China and regions where we operate. These events may not only lead to a sudden halt of a large number of economic activities, but also cause a sharp tightening of global financial conditions and a significant deterioration in the economic outlook.

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

According to Article 10 of Regulations on the Security Protection of Critical Information Infrastructure, the security protection departments of critical information infrastructure will timely notify the identification results to the operators. As of the date of this annual report, we had not received such notification. In addition, as advised by our PRC legal counsel, Beijing Kingdom Law Firm, we believe we are compliant with the regulations or policies that have been issued by the CAC to date since we have not received any notice from any authorities identifying our PRC subsidiaries or the PRC operating entities as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. In addition, we should not be deemed as CIIO on the basis that we had not received such notification from the security protection departments of critical information infrastructure. Moreover, we have not been subject to any material administrative penalties or other sanctions by any competent regulatory authorities in relation to cybersecurity, data and personal information protection. Our business does not involve the cross-border transfer of personal information and important data, and if it does in the future, we will take necessary technical and organizational measures to protect the security of the data, including using data encryption to secure personal information when it is in transit. As of the date of this annual report, there had not been a significant cybersecurity or data protection incident regarding theft, leakage, damage or loss of data or personal information. According to the Revised CAC Measures and the Cyber Data Security Regulations, which came into effect on January 1, 2025, we do not expect ourselves to become subject to cybersecurity review by the CAC at this moment, given that: (i) data we handle in our business operations, either by its nature or in scale, do not normally trigger significant concerns over national security of China; and (ii) we have not processed, and do not anticipate to process in the foreseeable future, personal information for more than one million users or persons. Based on the above and the information currently available, we believe the impact of the CAC’s increasing oversight over data security on our business is immaterial as of the date of this annual report.

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

We are a public company listed in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we identify one or more material weaknesses in internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Our management concluded that our internal control over financial reporting was not effective as of September 30, 2024 as we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. For more details, please see “ITEM 15. CONTROLS AND PROCEDURES - Management’s Annual Report on Internal Control over Financial Reporting.” Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We believe that our corporate structure and contractual arrangements comply with PRC laws and regulations. Based on its understanding of the relevant laws and regulations, our PRC legal counsel, Beijing Kingdom Law Firm, is of the opinion that each of the contracts among Current WFOE, the Current VIEs and its shareholders is valid, binding and enforceable in accordance with its terms.

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

If we, our subsidiaries and the Current VIEs’ corporate structure and contractual arrangements violate existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking their business and operating licenses;

●	levying fines on us, the PRC subsidiaries;

●	confiscating any of the income generated by us, the PRC subsidiaries that the relevant regulatory authorities deem to be obtained through illegal operations;

●	discontinuing or restricting the operations of us, the PRC subsidiaries in China;

●	imposing conditions or requirements with which we, the PRC subsidiaries may not be able to comply;

●	shutting down the servers or blocking the applications, website, SaaS solutions or supporting services of us;

●	requiring us, the PRC subsidiaries to change their corporate structure and contractual arrangements;

●	restricting the right by us, the PRC subsidiaries to collect revenue; and

●	taking other regulatory or enforcement actions that could harm our business.

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

Substantial uncertainties with respect to the implementation of the Foreign Investment Law may significantly impact the corporate structure and operations of us and the PRC subsidiaries.

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

We conduct our business in China and substantially all of our assets are located in China. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the PRC political, economic and social conditions. The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the insurance agency business, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industries that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, if taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer our securities to our investors and could cause the value of our securities to significantly decline or become worthless.

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

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On February 17, 2023, the CSRC released a set of regulations consisting of six documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, which came into effect on March 31, 2023. According to the Overseas Listing Filing Rules, China-based companies that have already offered shares or been listed overseas prior to the implementation of such new regulations qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent overseas offering or listing occurs. However, the Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China.

We had been listed on the NASDAQ prior to the implementation of the Overseas Listing Filing Rules. Our PRC legal counsel, Beijing Kingdom Law Firm, is of the view that we are qualified as a “Stock Enterprise” and are not required to apply for the filing immediately until a subsequent overseas offering or listing occurs according to the Overseas Listing Filing Rules. However, we are required to file with the CSRC for our follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for our offerings or listing in offshore stock market other than the stock market of our initial public offering or listing within three business days after the submission of offering application outside mainland China. Failure to comply with the filing requirements for any offering, listing or any other capital raising activities, may result in administrative penalties, such as order to rectify, warnings, fines and other penalties, on us, our controlling shareholders, the actual controllers, any person directly in charge and other directly liable persons. Given the uncertainties surrounding the CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all, if we conduct listing in other offshore stock markets or follow-on offerings, issuance of convertible corporate bonds, exchangeable bonds, or other kinds of equity security in the future.

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

We conduct substantially all of our operations through the PRC subsidiaries, the Current VIEs in China. Accordingly, our business, results of operations, financial condition and prospects depend significantly on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources.

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

Risks Related to the Holding Foreign Companies Accountable Act

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

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

Our former auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issued the audit report for our fiscal year ended September 30, 2022, and our current auditor OneStop, which issued the audit report for the fiscal year ended September 30, 2023 and 2024 included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this annual report, Marcum Asia and OneStop are not included in the list of PCAOB Identified Firms in the Determination Report.

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

Our ADSs are currently listed for trading on the NASDAQ Capital Market. There are a number of requirements that must be met in order for our ADSs to remain listed on the NASDAQ Capital Market, including but not limited to the minimum bid price of at least US$1.00 per ADS and the minimum number and market value of publicly held shares, and the failure to meet any of these listing standards could result in the delisting of our ADSs from NASDAQ.

We have received a notice from NASDAQ dated November 13, 2024 stating that we are not in compliance with the requirement to maintain a minimum Market Value of Listed Securities (“MVLS”) of $35 million as set forth under Nasdaq Listing Rule for continued listing on the NASDAQ Capital Market. We have a 180-calendar-day compliance period, which expires on May 12, 2025. If we are unable to regain compliance with the applicable Nasdaq Listing Rules by the end of the compliance period, we will receive a written notice that our securities are subject to delisting. While we intend to take appropriate actions within the specified period to regain compliance, there can be no assurance that we will be able to regain compliance under the MVLS requirement and other applicable Nasdaq Listing Rules.

Additionally, we cannot assure you that we will be able to comply with all Nasdaq Listing Rules at all times, or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by NASDAQ, including but not limited to delisting.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of the date of this annual report, we had 24,631,068,1046,400 ordinary shares outstanding, consisting of 239,917,892,046,400 Class A ordinary shares represented by 19,993,157 ADSs and 6,392,789,000,000 Class B ordinary shares. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of the ADSs could decline.

We have granted share-based awards to certain management, employees and non-employees. In addition, we adopted share incentive plans in 2019 (the “2019 Plan”), 2022 (the “2022 Plan”) and 2024 (the “2024 Plan”), under which we may have the discretion to grant a range of share-based awards to eligible participants. We intend to register all Class A ordinary shares that we have issued or that we may issue in connection with any employee share-based awards. Once we register these ordinary shares, ADSs representing them can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. If ADSs representing a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of the ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase the ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by your ADSs. If we ask for your instructions, upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our current memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten (10) days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our current memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our current memorandum and articles of association, the Companies Act (2023 Revision) (as amended) of the Cayman Islands (the “Company Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

We have a dual class share structure. As of September 30, 2024, our ordinary shares consist of 73,117,892,046,400 Class A ordinary shares and 6,392,789,000,000 Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder or a trust whose beneficiary is an Affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Golden Stream Ltd., a company controlled by Mr. Yong Zhang, beneficially owns all of our issued Class B ordinary shares, representing 2.60% of the total outstanding share capital and 21.04% of the voting power of the Company as of the date of this annual report, due to the disparate voting powers associated with our dual-class structure. The Class B ordinary shares held by Golden Stream Ltd. represent the maximum number of shares underlying the Company’s 2022 Plan and 2024 Plan. Golden Stream Ltd. and its controlling shareholder Mr. Yong Zhang have agreed to act upon the instructions from the ESOP Operation Committee of the Company, consisting of Yong Zhang and Jiaxing Chang determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2022 Plan and 2024 Plan, the disposition of these Class B ordinary shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation” and Item 6. Directors, Senior Management and Employees—E. Share Ownership.

As a result of the dual class share structure and the concentration of ownership, Golden Stream Ltd. and the ESOP Operation Committee have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. It may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and the ADSs.

Our current memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

We are required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Capital Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Capital Market corporate governance listing standards.

As a Cayman Islands company listed on the NASDAQ Capital Market, we are subject to the NASDAQ Capital Market corporate governance listing standards. However, NASDAQ Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Capital Market corporate governance listing standards. Currently, we follow our home country practices and rely on certain exemptions provided by the NASDAQ Capital Market corporate governance listing standards to a foreign private issuer, including exemptions from the requirements to have:

●	majority of independent directors on our board of directors;

●	a minimum of three members in our audit committee;

●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation;

●	regularly scheduled executive sessions of independent directors;

●	a quorum of annual general meeting which is no less than 33 1/3% of our outstanding shares; and

●	shareholder approval prior to an issuance of securities in connection with (i) acquisition of the stock or assets of another company, (ii) change of control, (iii) compensation, and (iv) transactions other than public offerings.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you do not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ Capital Market corporate governance listing standards.

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

Based on the composition of our income and assets and the trading price of our ADSs or Class A ordinary shares, we believe there is a significant risk that we were a PFIC for U.S. federal income tax purposes for our taxable year ended September 30, 2024. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on U.S. Internal Revenue Service (“IRS”) Form 8621. If we were a PFIC in taxable year ended September 30, 2024 but cease to be a PFIC in a subsequent year, a U.S. Holder who held our Class A ordinary shares or ADSs in any year in which we were a PFIC should consider making the “purging” election described above. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” for more details. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of holding stock or ADSs in a PFIC.

We will incur increased costs if we cease to qualify as an “emerging growth company.”

As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. A company qualifies as an emerging growth company if it has total annual gross revenues of less than $1.235 billion during its most recently completed fiscal year. A company continues to be an emerging growth company for the first five fiscal years after it completes an IPO, unless (i) its total annual gross revenues are $1.235 billion or more; (ii) it has issued more than $1 billion in non-convertible debt in the past three years; or (iii) it becomes a “large accelerated filer”. We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

On October 31, 2023, we entered into an equity transfer agreement to sell all of our equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Haoju”), a limited company incorporated under the laws of PRC, which was our indirect wholly-owned subsidiary prior to the disposition, to Wangxiancai Limited for nominal consideration (the “Disposal”). The Disposal was made at nominal consideration because Haoju and its subsidiaries were loss-making and had net liabilities and the possibility that it would generate cash flow in the future was minimal considering (i) decreasing demand for long-term rental apartments in areas it operated due to population outflow from these areas; and (ii) increasing operating costs as a percentage of revenue as it had incurred certain fixed costs and experienced decreasing revenue streams. The Disposed Business had been incurring losses from operations. Our accumulated deficits amounted to RMB3,630.0 million and RMB3,856.8 million (US$549.6 million) as of September 30, 2023 and 2024, respectively. Net cash used in operating activities from continuing operations were RMB 7.1 million, RMB 22.2 million and RMB 9.0 million for FY 2022, FY 2023 and FY2024, respectively. As of September 30, 2023 and 2024, our current liabilities exceeded current assets by RMB 643.4 million and RMB 1,271.2 million, respectively. These factors had raised substantial doubt about our ability to continue as a going concern. Haoju holds substantially all of the equity interest of our subsidiaries in the PRC, through which we carried out long-term apartment rental business (the “Disposed Business”). The Disposed Business contributed substantially all revenue and held substantially all of our assets prior to the Disposal. The Disposal was consummated on October 31, 2023.

On November 22, 2023, we entered into an equity acquisition agreement with Alpha Mind, an insurance agency and insurance technology business in the PRC, and Alpha Mind’s then shareholders to acquire all of the issued and outstanding shares in Alpha Mind for an aggregate purchase price of US$180,000,000 (the “Acquisition”). The purchase price is payable in the form of promissory note (collectively, the “Notes”). The Notes have a maturity of 90 days from the closing date, which was subsequently extended to June 30, 2025, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities. We have been exploring financing opportunities with certain Asia-based investors who are not U.S. persons and who are not affiliated to us or the Current VIEs. The financing may involve equity-based instruments, including convertible debt. However, the terms and conditions are still under negotiation and there are uncertainties whether we can close the financing on favorable terms and in a timely manner or at all. In the event that we fail to repay the promissory notes within the extended maturity date, i.e. June 30, 2025, the noteholders may exercise their collateral rights in which case we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.” The Acquisition was completed on December 28, 2023, upon which Alpha Mind become our wholly-owned subsidiary and we assumed and began conducting the principal business of Alpha Mind.

Effective on December 7, 2023, we adjusted the ratio of ADS from one (1) ADS representing fifteen thousand (15,000) Class A ordinary shares to one (1) ADS representing six hundred thousand (600,000) Class A ordinary shares.

On May 20, 2024, our authorized share capital was changed to US$48,000,000 divided into 480,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 419,500,000,000,000 were designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 60,000,000,000,000 were designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 were designated as Preferred Shares of a nominal or par value of US$0.0000001 each.

On May 20, 2024, we changed our company name from “FLJ Group Limited” to “XChange TEC.INC,” effective on May 21, 2024. Our ADSs began trading under the new ticker symbol “XHG” on the NASDAQ effective on June 3, 2024.

On June 6, 2024, the Company and Burgeon Capital Inc entered into the Conversion Documents, pursuant to which, the Company agreed to issue to Burgeon Capital and Burgeon Capital agreed to subscribe from the Company, the Converted Shares, as the repayment by the Company to Burgeon Capital of all outstanding principal amount and accrued interest under the promissory note issued to Burgeon Capital on December 28, 2023, with a total amount of US$27,342,000.

On October 24, 2024, Mr. Yong Zhang purchased from Mr. Chengcai Qu, the then sole shareholder and sole director of Golden Stream, all issued and outstanding ordinary shares held by Mr. Qu in Golden Stream, and became the sole shareholder and sole director of Golden Stream.

Effective on November 8, 2024, we adjusted the ratio of ADS from one (1) ADS representing six hundred thousand (600,000) Class A ordinary shares to one (1) ADS representing twelve million (12,000,000) Class A ordinary shares.

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure upon consummation of the Acquisition and as of the date of this annual report.

Our principal executive offices are located at No.801, Building 1, 1136 Xinzha Road, JingAn District, Shanghai, 200041, People’s Republic of China. Our telephone number at this address is +86-21-6422-8532. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1 1111, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is https://ir.xhghk.com The information contained on our website is not a part of this annual report.

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

On September 12, 2024, we sold all of the equity interest in QK365, FENGLINJU PROPERTY (CHINA) LIMITED and Shanghai Meileju Intelligent Technology Co., Ltd to Wangxiancai Limited, a limited company incorporated under the laws of Hong Kong for nominal consideration. As a result of the Disposal, we have no longer conducted the long-term apartment rental business as of the date of this annual report and the results of our disposed long-term apartment rental business are accounted as discontinued operations in accordance with ASC 205-20-45 in the financial statements as of and for the fiscal year ended September 30, 2024 included elsewhere in this annual report.

For additional information, see Note 3 – “Disposition of Long-term Apartment Rental Business” to our consolidated financial statements included elsewhere in this annual report.

Our Business

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

With our solid foundation and unwavering commitment to excellence, we are confident in our ability to capitalize thriving Chinese insurance agency market. In 2023, we were ranked 30 among the top 100 insurance intermediaries in China and were ranked third in Tianjin region, in terms of insurance premium facilitated. We, through the Current VIEs, are principally engaged in the insurance agency business primarily through a “Business to Business to Consumer,” or B2B2C, model. We offer a wide variety of insurance products underwritten by major insurance companies in China, including industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in China, to insurance purchasers and generate revenue from commissions from these insurance companies, typically based on a percentage of the premium paid by insurance purchasers. In 2023 and September 30, 2024, Alpha Mind sold more than 13,687,786 and 22,765,794 insurance policies with an aggregate premium of approximately RMB2,139.0 million and RMB2,219.116 million, respectively.

Alpha Mind sells insurance policies primarily through a network of external referral sources, which comprised more than 740 external registered sales representatives and 102 strategic channel partners as of September 30, 2024, as well as through the in-house sales force. As of September 30, 2024, Alpha Mind had branch coverage in 16 cities in 10 provinces, autonomous regions and municipalities in China and had established collaborative relationships with 56 insurance companies and approximately 195 of their branches in China.

Alpha Mind primarily operate in China’s insurance market. According to CBIRC, the total insurance premium in China reached approximately RMB5.1 trillion in 2023, increased by 9.04% from approximately RMB4.7 trillion in 2022. The insurance premium from property related insurance reached approximately RMB1.5 trillion in 2023, increased by 15.4% from approximately RMB1.3 trillion in 2022. We expect the growth of China’s insurance market to continue, and the competition among insurance agencies to intensify.

For the risks associated with being based in or having the majority of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” For the risks associated with the HFCA Act, see “Part I—Risks Associated with the Holding Foreign Companies Accountable Act.”

Our Insurance Agency Business

We specialized in distributing automobile insurance policies at the earlier stage of our business and subsequently expanded our insurance product portfolio to include other types of insurance including life, health, group accident and other property related insurances. In 2024, insurance premium from property related insurance accounted for approximately 84.2% of the total insurance premium from Alpha Mind’s insurance policies sold.

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

We generate revenue from our insurance agency business primarily through collecting commissions from insurance companies for successful sales of their insurance products, which are typically based on a percentage of the premium paid by insurance policy purchasers. The commission rates are typically set by insurance companies and vary for different product types, different insurance companies and different geographic regions in which the insurance products are sold. The commission rates are also subject to adjustments by insurance companies from time to time based on their expectation on profits, consumer demand for insurance products in the market, the availability and pricing of comparable products from other insurance companies, regulatory requirements and governmental policies, and other factors that affect insurance companies at the relevant time. In this connection, the average commission rates also varied between different cities in which we operate our insurance agency business, and in 2023 and September 30, 2024, Alpha Mind’s by-city average commission rates ranged from 9% to 33% and 4% to 35%, respectively, while its overall average commission rate was 14% and 10%, respectively.

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

In 2023 and September 30, 2024, Alpha Mind sold 13,687,786 and 22,765,794 insurance policies of various insurance companies, respectively. Our insurance policies generally have a term of one to two years. These policies are underwritten by insurance companies directly, and we are not a party to the insurance policy or other agreements with the purchasers of the policies.

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

Our customers for the insurance agency business are major insurance companies in China, which we consider as our insurance company partners. As of September 30, 2024, we had established business relationships with 56 insurance companies. These companies include industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in China.

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

Our suppliers primarily include external referral sources which we consider as our distribution channel partners. As of September 30, 2024, we had established business relationships with 102 distribution channel partners.

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

In September 2023, the National Financial Regulatory Administration promulgated the Measures for the Administration of Insurance Sales Activities, which came into force on March 1, 2024. These Measures categorizes insurance sales activities of insurance companies and insurance intermediaries, including insurance agency companies, into three phases namely pre-sales, in-sales, and post-sales activities, setting forth varied regulatory requirements on insurance sales activities in the phases of pre-sales, in-sales, and post-sales activities.

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

Regulations Relating to Foreign Investment

Companies established and operating in the PRC shall be subject to the Company Law of the PRC, or the PRC Company Law, which was promulgated on December 29, 1993 and amended on December 28, 2013 and October 26, 2018 and newly amended on December 29, 2023 which came into effective on July 1, 2024. The PRC Company Law provides general regulations for companies set up and operating in the PRC, including foreign-invested companies. Unless otherwise provided in the PRC foreign investment laws, the provisions in the PRC Company Law shall prevail.

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

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include (i) the Company Law, promulgated by the SCNPC on December 29, 1993, and as amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023, respectively, (ii) the Foreign-invested Enterprise Law, promulgated by the SCNPC on April 12, 1986, and as amended on October 31, 2000 and September 3, 2016, respectively, and (iii) the Implementation Rules of the Foreign-invested Enterprise Law approved by the State Council on October 28, 1990, and as amended on April 12, 2001, and February 19, 2014, respectively.

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

The Labor Contract Law imposes more stringent requirements on labor dispatch. According to the Labor Contract Law, (i) it is strongly emphasized that dispatched contract workers shall be entitled to equal pay for equal work as an employee of an employer; (ii) dispatched contract workers may only be engaged to perform temporary, auxiliary or substitute works; and (iii) an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees and the specific percentage shall be prescribed by the Ministry of Human Resources and Social Security. Under the law, “temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute work” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or other reasons. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers); and (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Interim Provisions on Labor Dispatch became effective, the employer must formulate a plan to reduce the number of its dispatched contract workers to comply with the aforesaid cap requirement prior to March 1, 2016. In addition, such plan shall be filed with the local administrative authority of human resources and social security. Nevertheless, the Interim Provisions on Labor Dispatch do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012 and such labor contracts and dispatch agreements may continue to be performed until their respective dates of expiration. The employer may also not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees. In case of violation, the labor administrative department shall order rectification within a specified period of time; if the situation is not rectified within the specified period, a fine from RMB 5,000 to RMB 10,000 for each person shall be imposed, and the staffing company’s business license shall be revoked. If a placed worker suffers any harm or loss caused by the receiving entity, the staffing company and the receiving entity shall be jointly and severally liable for damages.

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

C. Organizational Structure

We are not an operating company but a Cayman Islands holding company with operations conducted by our subsidiaries in China. Our operations are primarily conducted through our PRC subsidiaries and other consolidated entities. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, XChange TEC.INC may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to XChange TEC.INC may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt.

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

We conduct insurance agency and insurance technology businesses in the PRC through our indirectly wholly-owned subsidiary, our Current WFOE and the Current WFOE’s consolidated variable interest entities. In April 2022, Alpha Mind, through the Current WFOE, entered into contractual arrangements with the Current VIEs. The contractual arrangements enable Alpha Mind to obtain control over the Current VIEs. The contractual arrangements consist of powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity interest pledge agreements and spousal consent letters. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements” for details.

The chart below sets forth our simplified corporate structure and identifies our principal subsidiaries as of the date of this annual report.

Equity Interest

VIE contractual arrangement

Note:

On December 28, 2023, we completed the acquisition of 100% equity interest in Alpha Mind for a consideration of US$180,000,000. The purchase price is payable in the form of the Notes. The Notes have a maturity of 90 days from the closing date, which was subsequently extended to June 30, 2025, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities.

Contractual Arrangements

The Company, through Alpha Mind and Alpha Mind WFOE, has the following contractual arrangements with the VIEs and the shareholders of each VIE that enable the Company to (1) to direct the activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, Alpha Mind WFOE was considered the primary beneficiary of the VIEs and had consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Alpha Mind WFOE and Huaming Insurance and Huaming Yunbao, Alpha Mind WFOE has the exclusive right to provide Huaming Insurance and Huaming Yunbao with technical support services, consulting services and other services requested by Huaming Insurance and Huaming Yunbao from time to time to the extent permitted under PRC law. In exchange, Alpha Mind WFOE is entitled to a service fee that equals to all of the consolidated net income of each of Huaming Insurance and Huaming Yunbao. The service fee may be adjusted by Alpha Mind WFOE based on the actual scope of services rendered by Alpha Mind WFOE and the operational needs and expanding demands of Huaming Insurance and Huaming Yunbao. Pursuant to the exclusive business cooperation agreement, the service fees may be adjusted based on the actual scope of services rendered by Alpha Mind WFOE and the operational needs of Huaming Insurance and Huaming Yunbao.

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Alpha Mind WFOE.

During the term of the exclusive business cooperation agreement, Alpha Mind WFOE and Huaming Insurance and Huaming Yunbao shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Alpha Mind WFOE or Huaming Insurance and Huaming Yunbao if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company

Exclusive Option Agreement

Pursuant to the exclusive option agreement among Alpha Mind WFOE, Huaming Insurance and Huaming Yunbao and the shareholders who collectively owned all of Huaming Insurance and Huaming Yunbao, such shareholders jointly and severally granted Alpha Mind WFOE an option to purchase their equity interests in Huaming Insurance and Huaming Yunbao. The purchase price upon exercise of the option will be the lowest price then permitted under applicable PRC laws. Alpha Mind WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Huaming Insurance and Huaming Yunbao until it has acquired all equity interests of Huaming Insurance and Huaming Yunbao, which is irrevocable during the term of the agreements.

The exclusive option agreement remains in effect until all equity interest held by shareholders in Huaming Insurance and Huaming Yunbao have been transferred or assigned to Alpha Mind WFOE and/or any other person designated by Alpha Mind WFOE in accordance with such agreement.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Alpha Mind WFOE, Huaming Insurance and Huaming Yunbao, and the shareholders who collectively owned all of Huaming Insurance and Huaming Yunbao, such shareholders pledged all of the equity interests in Huaming Insurance and Huaming Yunbao to Alpha Mind WFOE as collateral to secure the obligations of Huaming Insurance and Huaming Yunbao under the exclusive business cooperation agreement and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Alpha Mind WFOE unless transferring the equity interests to Alpha Mind WFOE or its designated person in accordance to the exclusive option agreements. The equity interest pledge agreements will remain in effect until all of the obligations to Alpha Mind WFOE have been fulfilled completely by Huaming Insurance and Huaming Yunbao.

Shareholders’Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Huaming Insurance and Huaming Yunbao have given Alpha Mind WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Huaming Insurance and Huaming Yunbao and to exercise all of their rights as shareholders of Huaming Insurance and Huaming Yunbao, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of their shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholders the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Huaming Insurance and Huaming Yunbao, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs remain in effect while the shareholders of Huaming Insurance and Huaming Yunbao hold the equity interests in Huaming Insurance and Huaming Yunbao.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Huaming Insurance and Huaming Yunbao commit that they have no right to make any assertions in connection with the equity interests of Huaming Insurance and Huaming Yunbao, which are held by the shareholders. In the event that the spouses obtain any equity interests of Huaming Insurance and Huaming Yunbao, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Huaming Insurance and Huaming Yunbao. The letters are irrevocable and shall not be withdrawn without the consent of Alpha Mind WFOE.

Based on the foregoing contractual arrangements, which grant Alpha Mind WFOE effective control of Huaming Insurance and Huaming Yunbao and enable Alpha Mind WFOE to receive all of their expected residual returns, the Company accounts for Huaming Insurance and Huaming Yunbao as a VIE. Accordingly, the Company consolidates the accounts of Huaming Insurance and Huaming Yunbaofor the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

D.	Property, Plants and Equipment

The table below contains a summary of our properties and the properties of the Current VIEs as of the date of September 30, 2024.

Location	Space (sq.m.)	Use	Lease Term
Room 801, Oil & Gas Building, Lane 1, 1136, Xinzha Road, Jing ‘an District, Shanghai	150.0	Administration	June 1, 2024 to May 31, 2026
Room 339, Building 21, West Airport Business Park, Tianjin Airport Economic Zone, Tianjin	158	Administration	February 1, 2024 to March 15, 2029
14-26-2007, No. 14 Pingyang Road, Xiaodian District, Taiyuan City, Shanxi Province	53	Operating Branch	August 1,2024 to July 31,2026
Room 217, No. 78 Haibin 6th Road, Airport Economic Zone, Tianjin	30	Operating Branch	June 3,2024 to July 2,2025
Room 2416, 24th Floor, Shanghai Building, Anhui City	76	Operating Branch	May 1,2024 to April 30,2025
6-632 Yixinjiayuan, Baodi District, Tianjin City	42	Operating Branch	April 10,2024 to April 9,2025
Room 522, Electronic Information Technology Park, 100 meters west of the intersection of Muye Road and Hualan Avenue, Xinxiang City.	42	Operating Branch	August 19,2024 to August 18,2026

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

On October 31, 2023, we sold all of the equity interest in Haoju to Wangxiancai Limited, a limited company incorporated under the laws of Hong Kong for nominal consideration. On September 12, 2024, we sold all of the equity interest in QK365, FENGLINJU PROPERTY (CHINA) LIMITED and Shanghai Meileju Intelligent Technology Co., Ltd to Wangxiancai Limited, a limited company incorporated under the laws of Hong Kong for nominal consideration. As a result of the Disposal, we have no longer conducted the long-term apartment rental business as of the date of this annual report and the results of our disposed long-term apartment rental business are accounted as discontinued operations in accordance with ASC 205-20-45 in the financial statements as of and for the fiscal year ended September 30, 2024 included elsewhere in this annual report.

For additional information, see Note 3 – “Disposition of Long-term Apartment Rental Business” to our consolidated financial statements included elsewhere in this annual report.

We did not generate any revenue in FY 2022 and FY 2023 from Continuing Operations, and generate RMB288.4 million revenue in FY2024. Overall, we incurred a net loss from continuing operations of RMB495.1 million, RMB25.1 million and RMB 426.4 million in FY 2022, FY 2023 and FY 2024, respectively.

B.	Liquidity and Capital Resources

During the reporting period, our principal sources of liquidity, which we have used to fund our growth, operations and capital expenditures for our apartments network, have been proceeds from tenants’ rental prepayment, draw-downs under short-term debt and other financing. As of September 30, 2024, we had RMB 13,085,000 in cash and cash equivalents. We did not have any capital commitment as of September 30, 2024.

We have been incurring losses from operations since our inception. Our accumulated deficits amounted to RMB3,630.0 million and RMB3,851.0 million (US$548.8 million) as of September 30, 2023 and 2024, respectively. Net cash used in operating activities from continuing operations were RMB 7.1 million, RMB 22.2 million and RMB 9.0 million for FY 2022, FY 2023 and FY 2024, respectively. As of September 30, 2023 and 2024, our current liabilities exceeded current assets by RMB 643.4 million and RMB 1,259.2 million, respectively. We disposed of our long-term rental apartment rental business in October 2023 and September 2024 and we had no revenues from continued operations for the years ended September 30, 2022 and 2023. We generated RMB 288.4 million revenue for the year ended September 2024. Therefore, these conditions considered in aggregate that raise substantial doubt on our ability to continue as a going concern within one year after the date on which the financial statements are issued.

On December 28, 2023, we completed the acquisition of 100% equity interest in Alpha Mind for a consideration of US$180,000,000. The purchase price is payable in the form of the Notes. The Notes have a maturity of 90 days from the closing date, which was subsequently extended to June 30, 2025, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities. We intend to pay the promissory notes by either using the cash flow generated by our operation or through debt or equity offerings or loans. However we may not be able to obtain financing or fund raising on favorable terms or at all. If we failed to obtain such financing and were unable to perform our payment obligations under the terms of the Notes before the maturity date, the selling shareholders of Alpha Mind may exercise their collateral rights. We will lose control of and no longer be able to consolidate Alpha Mind and our business, financial condition, results of operations and prospects will be adversely affected. For details of the risks related to the Notes, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.”

In addition to repaying the Notes, our material cash requirements as of September 30, 2024 and any subsequent interim period primarily include expenditure of daily operation, including marketing activities. We intend to meet the cash requirements for the next 12 months through a combination of short-term loan from certain third parties or related parties, issuance of ordinary shares or other equity-linked securities. In addition, with the acquisition of Alpha Mind on December 28, 2023, we will also utilize the cash generated from Alpha Mind’s business operations.

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

The following table sets forth a summary of our cash flows for the years indicated:

	FY 2022	FY 2023	FY 2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities from continuing operations	(7,093)	(22,178)	(8,955)	(1,277)
Net cash provided by (used in) operating activities from discontinued operations	(37,240)	(17,689)	(815)	(116)
Net cash used in operating activities	(44,333)	(39,867)	(9,770)	(1,393)
Net cash used in investing activities from continuing operations	—	—	10,174	1,449
Net cash used in investing activities from discontinued operations	(11,468)	—	—	—
Net cash used in investing activities	(11,468)	—	10,174	1,449
Net cash provided by financing activities from continuing operations	30,616	37,887	8,669	1,235
Net cash provided by (used in) financing activities from discontinued operations	3,436	—	—	—
Net cash provided by financing activities	34,052	37,887	8,669	1,235
Effect of foreign exchange rate changes	5,375	203	2,911	416
Net decrease in cash, cash equivalents and restricted cash	(16,374)	(1,777)	11,984	1,707
Cash, cash equivalents and restricted cash at the beginning of the year	19,252	2,878	1,101	157
Cash, cash equivalents and restricted cash at the end of the year	2,878	1,101	13,085	1,864

Operating Activities

Net cash used in operating activities was RMB9.0 million (US$1.3 million) in FY 2024.

Net cash used in operating activities was RMB39.9 million in FY 2023, which comprised a net cash outflow in continuing operations of RMB22.2 million and a net cash outflow in discontinued operations of RMB17.7 million.

Net cash used in operating activities was RMB44.3 million in FY 2022, which comprised a net cash outflow in continuing operations of RMB7.1 million and a net cash outflow in discontinued operations of RMB37.2 million.

Investing Activities

Net cash used in investing activities was RMB10.1 million in FY 2024.

Net cash used in investing activities was nil in FY 2023.

Net cash used in investing activities was RMB11.5 million in FY 2022, reflecting a net cash outflow in discontinued operations of RMB11.5 million.

Financing Activities

Net cash provided by financing activities was RMB8.7 million (US$1.2 million) in FY 2024. which primarily due to proceeds from short-term borrowings.

Net cash provided by financing activities was RMB37.9 million in FY 2023, which comprised a net cash inflow in continuing operations of RMB37.9 million, primarily due to proceeds received from short-term borrowings.

Net cash provided by financing activities was RMB34.1 million in FY 2022. This primarily reflecting a net cash inflow in continuing operations due to (i) the proceeds of RMB20.0 million from issuance of convertible notes, (ii) the proceeds of RMB6.5 million from short-term bank borrowings, and (iii) the proceeds of RMB4.1 million from borrowings from related parties, partially offset by net cash outflow of RMB1.3 million from discontinued operations.

Capital Expenditures

Our capital expenditures totaled nil in FY 2022, FY 2023 and FY 2024, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

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

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or other consolidated entities or any newly formed subsidiaries or other consolidated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries and other consolidated entities are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries and other consolidated entities in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries and other consolidated entities are restricted in their ability to transfer their net assets to us in the form of dividend payments, loans or advances. Amounts restricted including paid-in capital and statutory reserve funds as determined pursuant to PRC Laws were nil and nil as of September 30, 2023 and 2024, respectively.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for FY 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. As of September 30, 2023 and 2024, we did not have any significant unrecognized uncertain tax positions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zhichen Sun	41	Chairman of the board of directors and Chief Executive Officer
Jiaxing Chang	30	Director, Chief Financial Officer
Guofu Wu	34	Independent director
Nini Qiao	38	Independent director
Chengcai Qu	42	Former Chairman of the board of directors, chief executive officer, chief operating officer and vice president (resigned in October 2024)
Gang Xie	51	Former director and chief technology officer (removed in October 2024)
Yong Zhang	40	Former Chairman of the board of directors and chief executive officer (resigned in January 2025)
Jiamin Chen	43	Former director and vice president (resigned in October 2024)
Zongquan Yang	40	Former director (resigned in May 2024)
Yanan Zhou	39	Former director (resigned in May 2024)
Yue Hu	32	Former director (resigned in May 2024)
Chen Chen	43	Former independent director (resigned in May 2024)
Zhenkun Wang	43	Former independent director (resigned in May 2024)

The following is a brief biography of each of our current executive officers and directors:

Mr. Zhichen Sun served as our Chairman of the board of directors and Chief Executive Officer since January 10, 2025, Chief Financial Officer from January 2020 to October 2024, and financial director from April 2017 to January 2020. Prior to joining the Company, Mr. Sun was an audit senior manager of Ernst & Young LLP, Shanghai office from January 2016 to April 2017. From January 2011 to December 2015, he was an audit manager of Deloitte LLP, Calgary office. From July 2005 to December 2010, he was successively a senior auditor and an audit manager of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Shanghai office. Mr. Sun received his bachelor’s degree in Japanese language and literature from Shanghai International Studies University in 2005. Mr. Sun holds CPA designations in China and Canada.

Ms. Jiaxing Chang has served as the Capital Markets Director of Jiachuang YingAn (Beijing) Information Technology Co., Ltd. since July 2020. From October 2018 to July 2020, Ms. Chang served as an auditor of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Beijing Branch. Ms. Chang received her bachelor’s degree majoring in Business and Financial Management from the University of Salford, and her master’s degree majoring in Finance and Accounting from the University of Sheffield.

Dr. Guofu Wu has been an associate professor of the College of Marxism, Sichuan University since July 2014. Dr. Wu received his Doctor of Laws degree from Central China Normal University in 2014.

Ms. Nini Qiao was the financial director of Shandong NewBorn Town Network Technology Co., Ltd., Beijing branch from August 2021 to February 2022. She was the finance business partner and head of project financing of Beijing Lanxum Technology Co., Ltd. from July 2020 to August 2021. Ms. Qiao worked as the financial director of Beijing Right-Trip Travel Co.,Ltd. from June 2018 to May 2020. She also worked as an audit manager of Ruihua Certified Public Accountants (LLP) from July 2014 to June 2018. Ms. Qiao received her bachelor’s degree majoring in accounting from Shandong University of Technology in 2014.

Board Diversity Disclosure

The following information was provided by our directors on a voluntary basis.

Board Diversity Matrix (As of date of this annual report)

Country of Principal Executive Offices	Shanghai, China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	2	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

B.	Compensation

For FY 2024, we accrued an aggregate of approximately RMB1.92 million (US$0.27 million) in compensation to our directors and executive officers. Except as disclosed in this annual report, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In June 2024, our board of directors approved our 2024 share incentive plan, or the 2024 Plan, to provide incentives to employees, officers, directors and consultants and promote the success of our business.

Stock Options A

As of December 31, 2024, we had 1,025 million share options outstanding (“Stock Option A”), which are exercisable into Class B ordinary shares at RMB2.0 per ordinary share. As of December 31, 2024, all the outstanding Stock Options A had vested. All grantees of Stock Options A are restricted from transferring more than 25% of their total converted ordinary shares each year after the exercise date.

Stock Options B

As of December 31, 2024, we had 2,385 million share options B outstanding (“Stock Option B”), which are exercisable into Class A ordinary shares at RMB2.0 per ordinary share. Stock Options B vested immediately upon the grant-date. All grantees of Stock Options B are restricted from transferring their converted ordinary shares after certain periods subsequent to the date of our initial public offering. If the grantee of Stock Options B resigned from our company before the restricted period lapses, we have the right to repurchase the Stock Options B or ordinary shares at RMB2.0 per Stock Option B or ordinary share.

The following table summarizes, as of the date of this annual report, the outstanding Stock Options A and Stock Options B granted to our directors, officers and other grantees.

Name	Ordinary Shares Underlying Award Granted	Exercise Price (per share)		Date of Grant	Date of Expiration
Zhichen Sun	500,000,000	RMB	2.0	July 31, 2017	December 31, 2025
Other	2,910,000,000	RMB	2.0	from August 31, 2014 to July 31, 2017	from August 30, 2024 to December 31, 2025
Total	3,410,000,000

2019 Share Incentive Plan

The 2019 Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering, which is 142,386,085 ordinary shares before the Share Split we adopted on September 18, 2023.

As of December 31, 2024, we had issued 2,500 million RSUs and 12,236 million options under the 2019 Plan. As of December 31, 2024, no RSUs were outstanding and 718 million options were outstanding and exercisable into Class A ordinary shares. All of such options were vested as of December 31, 2024.

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

2022 Share Incentive Plan

In November 2022, our board of directors has approved and adopted the 2022 Plan. The maximum number of shares available for issuance under the 2022 Plan is 2,500,000,000 Class B ordinary shares of the Company. The board of directors has also approved the issuance of 2,500,000,000 Class B ordinary shares to Golden Stream Ltd., the ESOP Platform of the Company, which is holding these shares (which became 250,000,000,000 Class B ordinary shares effective September 18, 2023, par value $0.0000001 per share, as a result of the share subdivision). Golden Stream Ltd. and its controlling shareholder Mr. Yong Zhang have agreed to act upon the instructions of the ESOP Operation Committee of the Company, consisting of Mr. Yong Zhang and Ms. Jiaxing Chang determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2024 Plan, the disposition of the shares. The shares held by Golden Stream Ltd. are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of December 31, 2024, no share-based awards have been granted under the 2022 Plan.

The principal terms of the 2022 Plan are substantially the same as those of the 2019 Plan.

2024 Share Incentive Plan

In June 2024, our board of directors has approved and adopted the 2024 Plan. The maximum number of shares available for issuance under the 2024 Plan is 6,142,789,000,000 Class B ordinary shares of the Company. The board of directors has also approved the issuance of 6,142,789,000,000 Class B ordinary shares to Golden Stream Ltd., the ESOP Platform of the Company, which is holding these shares. Golden Stream Ltd. and its controlling shareholder Mr. Yong Zhang have agreed to act upon the instructions of the ESOP Operation Committee of the Company, consisting of Mr. Yong Zhang and Ms. Jiaxing Chang determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2024 Plan, the disposition of the shares. The shares held by Golden Stream Ltd. are reserved for share-based awards that the Company may grant in the future under the 2024 Plan. As of the date of this annual report, no share-based awards have been granted under the 2024 Plan.

The principal terms of the 2024 Plan are substantially the same as those of the 2022 Plan.

C.	Board Practices

Our board of directors consists of Four (4) directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Dr. Guofu Wu and Ms. Nini Qiao.Ms. Nini Qiao is the chairman of our audit committee. We have determined that each of Dr. Guofu Wu and Ms. Nini Qiao satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the NASDAQ and Rule 10A 3 under the Securities Exchange Act of 1934, as amended. We have determined that Nini Qiao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Zhichen Sun and Ms. Jiaxing Chang. Mr. Zhichen Sun is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Zhichen Sun and Ms. Nini Qiao. Mr. Zhichen Sun is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both – (a) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to us, our directors must ensure compliance with our current memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

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

As of September 30, 2024, we had 38 employees. Substantially all of our employees are based in China. The table below shows the number of our employees by function as of September 30, 2024.

Function	Number of Employees
Administration	24
IT	2
Marketing	12
Total	38

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

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 246,310,681,046,400 ordinary shares outstanding as of the date of this annual report, consisting of 239,917,892,046,400 Class A ordinary shares and 6,392,789,000,000 Class B ordinary shares.

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

	Class A ordinary shares		Class B Ordinary Shares		Total ordinary shares on an as- converted basis		Aggregate voting power***
	Number	%	Number	%	Number	%	%
Directors and Executive Officers **:
Zhichen Sun	—	—	—	—	—	—	—
Jiaxing Chang(11)	—	—	—	—	—	—	—
Guofu Wu	—	—	—	—	—	—	—
Nini Qiao	—	—	—	—	—	—	—
Chengcai Qu (1)	—	—	—	—	—	—	—
Gang Xie (2)	—	—	—	—	—	—	—
Yong Zhang (3)(11)	—	—	6,392,789,000,000	100.0%	6,392,789,000,000	2.60%	21.04%
Jiamin Chen (4)	—	—	—	—	—	—
Zongquan Yang (5)	—	—	—	—	—	—
Yanan Zhou (6)	—	—	—	—	—	—
Yue Hu (7)	—	—	—	—	—	—
Chen Chen (8)	—	—	—	—	—	—
Zhenkun Wang (9)	—	—	—	—	—	—
All Current Directors and Executive Officers as a Group (10)	—	—	—	—	—	—	—
Principal Shareholders:
Golden Stream Ltd.(11)	—	—	6,392,789,000,000	100.0%	6,392,789,000,000	2.60%	21.04%

*	Less than 1% of our total outstanding shares.

**	The business address of our directors and executive officers is No.801, Building 1, 1136 Xinzha Road, JingAn District, Shanghai, 200041, People’s Republic of China.

***	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class and on an as-converted basis. Each Class A ordinary shares is entitled to one vote per share. Each Class B ordinary share is entitled to ten (10) votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)	Former Chairman of the board of directors, chief executive officer, chief operating officer and vice president (resigned in October 2024).

(2)	Former director and chief technology officer (removed in October 2024).

(3)	Former Chairman of the board of directors and chief executive officer (resigned in January 2025).

(4)	Former director and vice president (resigned in October 2024).

(5)	Former director (resigned in May 2024).

(6)	Former director (resigned in May 2024).

(7)	Former director (resigned in May 2024).

(8)	Former independent director (resigned in May 2024).

(9)	Former independent director (resigned in May 2024).

(9)	Former independent director (resigned in May 2024).

(10)	Excludes the information of the former directors and officers.

(11)	The shares beneficially owned by Golden Stream Ltd. represents 6,392,789,000,000 Class B ordinary shares directly held by Golden Stream Ltd., the current ESOP Platform of the Company. Golden Stream Ltd. holds the Shares underlying the share-based awards pursuant to the Company’s 2022 Plan and 2024 Plan. Mr. Yong Zhang is Golden Stream Ltd. ’s sole shareholder. Golden Stream Ltd. and Mr. Yong Zhang have agreed to act upon the instructions of the ESOP Operation Committee of the Company consisting of Yong Zhang and Jiaxing Chang determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards the Company may grant under the 2024 Plan, the disposition of these Class B ordinary shares.

To our knowledge, 180,886,192,935,000 Class A ordinary shares, representing approximately 73.44% of our total outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, our depositary, The Bank of New York Mellon. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation.

We have adopted a policy relating to recovery of erroneously awarded compensation (the “Clawback Policy”), a form of which is included as Exhibit 97.1 attached herein.

During or after FY2024, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of September 30, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with the Current VIEs and Their Shareholders

PRC laws and regulations restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we conducted certain business through Huaming Insurance and Huaming Yunbao, the Current VIEs, based on a series of contractual arrangements. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements” for details.

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

As of September 30, 2024, our ADSs, each representing 12,000,000 of our Class A ordinary shares, have been listed on the NASDAQ Capital Market since November 5, 2019. Our ADSs trade under the symbol “XHG”. In FY 2022, FY 2023 and FY 2024, no significant trading suspensions occurred.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading market for our ADSs is the NASDAQ Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report “Item 10. Additional Information—B. Memorandum and Articles of Association” in our Current Report on Form 6-K (File Number: 001-39111) filed with the Securities and Exchange Commission on May 24, 2024.

C.	Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we or any subsidiary of ours is a party for the immediately preceding two years.

Lianlian Equity Acquisition Agreement. On September 29, 2023, we entered into an equity acquisition agreement with Lianlian Holdings Inc. (“Lianlian”) and certain of Lianlian’s shareholders to acquire 95% of the issued and outstanding shares in Lianlian for an aggregate purchase price of RMB 1,800,000,000. The purchase price consists of cash and newly issued Class A ordinary shares of the Company, the exact portion of which is determined by the Company at the closing of this acquisition. On December 28, 2023, we announced that we have, with mutual consents, terminated such equity acquisition agreement.

Disposal Agreement I. On October 31, 2023, we entered into an equity transfer agreement on October 31, 2023 to sell all of our equity interest in our indirectly wholly-owned subsidiary Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd., a limited company incorporated under the laws of PRC, to Wangxiancai Limited, a limited company incorporated under the laws of Hong Kong, for nominal consideration.

Disposal Agreement II. On September 12, 2024, we entered into an equity transfer agreement on September 12, 2024 to sell all of our equity interest in our indirectly wholly-owned subsidiary QK365.com.INC (BVI), a limited company incorporated under the laws of British Virgin Islands, FENGLINJU PROPERTY (CHINA) LIMITED, a limited company incorporated under the laws of Hong Kong, and Shanghai Meileju Intelligent Technology Co., Ltd, a limited company incorporated under the laws of PRC, to Wangxiancai Limited, a limited company incorporated under the laws of Hong Kong, for nominal consideration.

Alpha Mind Equity Acquisition Agreement. On November 22, 2023, we entered into an equity acquisition agreement with Alpha Mind and Alpha Mind’s shareholders to acquire all the issued and outstanding shares in Alpha Mind for an aggregate purchase price of US$180,000,000 or RMB equivalent. After the completion of this acquisition on December 29, 2023, Alpha Mind became a wholly-owned subsidiary of the Company. At Closing, we delivered to the sellers the Notes in an aggregate amount equal to the purchase price. The Notes have a maturity of 90 days from the closing date, which was subsequently extended to June 30, 2025, and are secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind and its subsidiaries. This agreement contains representations, warranties, covenants and closing conditions of each of the parties thereto that are customary for transactions of this type.

Securities Purchase Agreement. On September 24, 2024, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with VG Master Fund SPC (“VG”). Upon the terms and subject to the satisfaction of the conditions contained in the Purchase Agreement, the Company will have the right, in its sole discretion, from time to time during the term of the Purchase Agreement, to require VG to purchase up to an aggregate of $25,000,000 of the Company’s Class A Ordinary Shares, par value $0.0000001 per share, represented by ADSs, each ADS representing 600,000 Class A ordinary shares, subject to certain limitations set forth in the Purchase Agreement. Sales of the ADSs by the Company to VG under the Purchase Agreement, and the timing of any such sales, are solely at the Company’s option, and the Company is under no obligation to sell any securities to VG under the Purchase Agreement.

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

Pursuant to the Tax Concessions Act of the Cayman Islands, we have obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of us. The undertaking is for a period of twenty years from March 8, 2018.

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

We do not believe that XChange TEC.INC meets all of the conditions above. XChange TEC.INC is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that XChange TEC.INC is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are Non-Resident Enterprises, including the holders of our ADSs. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, Non-Resident Enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of XChange TEC.INC would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that XChange TEC.INC is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, XChange TEC.INC, is not deemed to be a PRC resident enterprise, holders of our ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Circular 7, where a Non-Resident Enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Based on our financial statements, the composition of our income and assets, the manner in which we conduct our business, the relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we believe there is a significant risk that we were a PFIC in our taxable year ending September 30, 2024. Further, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. Whether or not we are a PFIC is a factual determination made annually, and our status could change depending upon, among other things, changes in the composition of our gross income and the relative quarterly values of our assets.

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

A U.S. Holder may be subject to alternative treatment by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the NASDAQ Capital Market). It should also be noted that the Class A ordinary shares are not listed on the NASDAQ Capital Market. Consequently, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at the end of the U.S. Holder’s taxable year over the U.S. Holder’s basis in those ADSs and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its ADSs over their fair market value at the end of the U.S. Holder’s taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s ADSs in a year in which we are a PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs of the Company, a U.S. Holder would continue to be subject to the excess distribution rules with respect to subsidiaries of the Company that are PFICs, any distributions received by the Company from a subsidiary that is a PFIC, and any gain recognized by the Company upon a sale of equity interest of a subsidiary that is a PFIC, even if a mark-to-market election has been made by the U.S. Holder with respect to the ADSs. The interaction of the mark-to-market election rules and the rules governing lower-tier PFICs is complex and uncertain, and U.S. Holders should therefore consult their own tax advisors regarding the mark-to-market election as well as the application of the PFIC rules to their ownership of the ADSs.

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

The sensitivity analysis below has been determined based on the exposure to interest rates for interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2024. The analysis is prepared assuming that those balances outstanding as of September 30, 2023 and 2023 were outstanding for the whole financial year. A 10% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing bank balances and other borrowings with variable interest rates as of September 30, 2024, a 10% increase or decrease in each applicable interest rate would add or deduct nil to our interest expense in FY 2024.

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

Foreign Exchange Risk

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the RMB against the U.S. dollar by authorizing market makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase the volatility in the trading value of the Renminbi against foreign currencies. The (depreciation) /appreciation of the U.S. dollar against the Renminbi was approximately 10.4%, 2.7% and (3.8%) in FY 2022, FY 2023 and FY 2024, respectively. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

As substantially all of our revenues and expenses are denominated in Renminbi, we do not believe that we currently have any significant direct foreign exchange risk, and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. In addition, the reporting currency of our company is Renminbi, the functional currency of our company is U.S. dollars, and the functional currency of our subsidiaries is their local currencies, which is Renminbi for our operating subsidiaries. Any significant revaluation of U.S. dollars may materially and adversely affect our earnings and shareholders’ deficits in Renminbi given that a portion of our cash and cash equivalents are denominated in U.S. dollars. A 10% depreciation of U.S. dollars against Renminbi may increase loss and shareholders’ deficits by RMB 106.8 million (US$15.2 million) for FY 2024.

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

Concentration of Customer

For the year ended September 30, 2024, one customer accounted for 12.6% of the Company’s total revenues. For the year ended September 30, 2022 and 2023, no customer accounted for more than 10.0% of the Company’s total revenue.

As of September 30, 2024, four customer accounted for 85.4% of the total balance of accounts receivables. As of September 30, 2023, none of customer accounted for more than 10.0% of the total balance of accounts receivables.

Concentration of Vendor

For the year ended September 30, 2024, two vendors accounted for 22.1% of the Company’s total cost of revenues. For the year ended September 30, 2022 and 2023, no vendors accounted for more than 10.0% of the Company’s total cost of revenue.

As of September 30, 2024, one vendor accounted for 28.7% of the total balance of accounts payable. As of September 30, 2023, none of vendor accounted for more than 10.0% of the total balance of accounts payable.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For FY 2024, we received reimbursement of US$ nil from the depositary.

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

Use of Proceeds

As of the date of our annual report for FY2023 filed on February 9, 2024, we had used all proceeds from our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(c) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of September 30, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

In connection with the audits of our consolidated financial statements as of September 30, 2024 and for FY 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Because of the material weakness identified above, our management has concluded that our internal control over financial reporting was not effective as of September 30, 2024.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred in FY 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Nini Qiao, our independent director (under the standards set forth under Rule 5605(a)(2) of the NASDAQ Marketplace Rules and Rule 10A-3 under the Exchange Act) is an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2019. We have posted a copy of our code of business conduct and ethics on our website at https://file.xhghk.com/pdf/governance/CodeofBusinessConductandEthics.pdf, where you can obtain a copy without charge.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by OneStop Assurance PAC Singapore for the periods indicated.

	FY 2023	FY 2024
	RMB	RMB	US$
	(in thousands)
Audit-related fees (1)	3,647	2,526	360
Total	3,647	2,526	360

(1)	Audit-related fees include the aggregate fees incurred in each of the fiscal years listed above for professional services rendered by our principal auditors for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by OneStop Assurance PAC Singapore, including audit services, audit related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Capital Market, we are subject to the NASDAQ Capital Market corporate governance listing standards. However, NASDAQ Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Capital Market corporate governance listing standards. We opt to follow our home country practices and rely on certain exemptions provided by the NASDAQ Capital Market corporate governance listing standards to a foreign private issuer, including exemptions from the requirements to have:

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

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ Capital Market corporate governance requirements.

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

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risks from cybersecurity threats and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats that may result in adverse effects on the confidentiality, integrity, or availability of their information systems or any information residing therein.

We conduct risk assessments to identify cybersecurity threats in accordance with the Cybersecurity Law and Data Security Law of the PRC and our relevant procedures and policies. We conduct quarterly and monthly security inspections of, including but not limited to, network boundary security protection, wireless network security protection, network security protection and server inspection. If any existing or potential vulnerabilities, suspicious activities or potential risks are identified during the security inspection, the IT Department will scan the subject system and identify the particular network vulnerability, analyze the potential internal and external risks and review the sufficiency of existing policies, procedures and safeguards in place. The IT Department will implement remedial actions, including but not limited to, modifying, repairing or updating subject program or software, installing and maintaining safeguards, improving data classification, updating access control and encryption standards, amending existing procedures, policies or emergency response protocols and conducting security training.

As part of the overall risk management strategies, we also conduct cybersecurity trainings for our employees.

During the fiscal year ended September 30, 2024 and to the date of this Annual Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us and our business strategy, results of operations or financial condition.

Governance

Our Chief Executive Officer and Chief Financial Officer will annually present to the Audit Committee and the Board of Directors about the Company’s and the PRC operating entities’ cybersecurity related risk assessments and management, including but not limited to, relevant internal rules and policies, assessment of potential cybersecurity threats or risks, improvements and prevention measures. In the event that the management discovers that a material cybersecurity incident occurs, the Chief Executive Officer and/or the Chief Financial Officer will timely report such incident to the Audit Committee and the Board of Directors, with respect to material aspects, including but not limited to, the nature, scope, timing, the remedial measures and risk mitigation processes taken by the Company and the PRC operating entitles, material impact to the Company and the PRC operating entities, and any prevention measures or improvements to be implemented. Our Audit Committee is responsible to discuss guidelines and policies governing the process in connection with the assessment and management of the Company’s exposure to risks. Our Board of Directors is responsible to (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our Company and the PRC operating entities, and the relevant disclosure issues, if any, presented by our Chief Executive Officer, Chief Financial Officer, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our Chief Executive Officer and Chief Financial Officer.

The PRC operating entities have adopted the Data Classification and Grading Rules for the purposes to achieve efficient data management and ensure the integrity, confidentiality and availability of data. The Information and Security Officer, together with IT Department, is responsible for the maintenance, amendment, and the interpretation of the Data Classification and Grading Rules and the review and identification of classification and grading of data. The head of each department is responsible for the management of data classification and grading within the department. The IT Department will annually review the implementation of data classification and grading among the different departments.

The PRC operating entities have also adopted the Cybersecurity Incident Response Policies and Rules (the “Cybersecurity Policies and Rules”), which regulates the discovery, reporting, response, recovery and prevention of cybersecurity incidents. The Cybersecurity Policies and Rules provides the guidance and procedures for various information security/data breach scenarios, including but not limited to, incident discovery and initial response, internal reporting, emergency response team establishment, event classification and priority determination, investigation and implementation of containment measures, repair and recovery, incident reporting and post-incident analysis and improvement, and regular internal training. The Cybersecurity Policies and Rules applies to cybersecurity incidents that occur among all the departments, employees and third-party service providers of PRC operating entities that use the company’s network, systems and data.

The Information and Security Officer are primarily responsible for building strategies of the IT infrastructures (including security matters), software and hardware management, security training and security monitoring of online operations, including those described in “Risk Management and Strategy” above.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	The second amended and restated memorandum of association and the fourth amended and restated articles of association (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 6-K (File No. 001-39111), filed with the Securities and Exchange Commission on May 24, 2024)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Form 424B3 (File No. 333-234252), filed with the Securities and Exchange Commission on June 5, 2024)

2.2*	Registrant’s Specimen Certificate for Class A ordinary shares

2.3	Form of Deposit Agreement, among the Registrant, the depositary and owners and holders of American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-234252), as amended, initially filed with the Securities and Exchange Commission on October 18, 2019).

2.4*	Description of Securities

4.1	2019 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.3	English translation of the form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.4	2022 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 4.14 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.5	Secured Promissory Note issued by FLJ Group Limited (former name of the Registrant) to MMTEC, INC (incorporated herein by reference to Exhibit 4.15 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.6	Secured Promissory Note issued by FLJ Group Limited (former name of the Registrant) to Burgeon Capital Inc (incorporated herein by reference to Exhibit 4.16 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

Exhibit Number	Description of Document
4.7	English translation of Exclusive Business Cooperation Agreement, dated January 1, 2022, between Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Yunbao (Tianjin) Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.2 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.8	English translation of Exclusive Option Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd., Huaming Yunbao (Tianjin) Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 4.3 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.9	English translation of Equity Interest Pledge Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd., Huaming Yunbao (Tianjin) Technology Co., Ltd. and its shareholder (incorporated herein by reference to Exhibit 4.4 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.10	English translation of Agreement for Power of Attorney, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd., Huaming Yunbao (Tianjin) Technology Co., Ltd. and its shareholder (incorporated herein by reference to Exhibit 4.5 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.11	English translation of the executed form of Spousal Consent Letter, dated January 1, 2022, granted by the spouses of individual shareholders of Huaming Yunbao (Tianjin) Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.6 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.12	English translation of Exclusive Business Cooperation Agreement, dated January 1, 2022, between Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. (incorporated herein by reference to Exhibit 4.7 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.13	English translation of Exclusive Option Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 4.8 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.14	English translation of Equity Interest Pledge Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. and its shareholder (incorporated herein by reference to Exhibit 4.9 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.15	English translation of Agreement for Power of Attorney, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. and its shareholder (incorporated herein by reference to Exhibit 4.10 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.16	English translation of the executed form of Spousal Consent Letter, dated January 1, 2022, granted by the spouses of individual shareholders of Huaming Insurance Agency Co., Ltd. (incorporated herein by reference to Exhibit 4.11 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.17	Amendment to Equity Acquisition Agreement and Promissory Notes (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on February 9, 2024)

4.18	Securities Purchase Agreement dated September 24, 2024 by and between the Company and VG Master Fund SPC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-39111), filed with the Securities and Exchange Commission on September 24, 2024)

4.19*	2024 Share Incentive Plan of the Registrant

4.20*	Amendments to Secured Promissory Notes

8.1*	List of Principal Subsidiaries of the Registrant

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

11.2	Amended and Restated Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on February 9, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of OneStop Assurance PAC Singapore, independent registered public accounting firm

15.2*	Consent of Marcum Asia CPAs LLP, independent registered public accounting firm

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on February 9, 2024)

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XChange TEC.INC

By:	/s/ Zhichen Sun
Name:	Zhichen Sun
Title:	Chairman of the Board of Directors, Chief Executive Officer

Date: January 22, 2025

XCHANGE TEC.INC

(formerly known as “FLJ GROUP LIMITED”)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

XChange TEC.INC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XChange TEC.INC (formerly known as “FLJ Group Limited”) and its subsidiaries (collectively, the “Company”) as of September 30, 2024 and 2023, and the related statements of operations, changes in shareholders’ deficits and cash flows for each of the two years in the period ended September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2022 consolidated financial statements to retrospectively present discontinued operations as described in Note 3 and share subdivision as described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.

Explanatory Paragraph—Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from operations for the years ended 2024 and 2023, and will require additional capital to fund its current operating plan. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

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

January 22, 2025

PCAOB ID Number 6732

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

XChange TEC.INC (formerly FLJ Group Limited)

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively present the discontinued operations as described in Note 3 and the effects of retrospective adjustments to the share subdivision as described in Note 1, the accompanying consolidated balance sheet of XChange TEC.INC, its subsidiaries and consolidated variable interest entities (the “Group”) as of September 30, 2022, the related consolidated statements of comprehensive income, changes in shareholders’ deficit and cash flows for the year ended September 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, before the effects of the adjustments to retrospectively present the discontinued operations as described in Note 3 and the effects of retrospective adjustments to the share subdivision as described in Note 1, present fairly, in all material respects, the financial position of the Group as of September 30, 2022, and the results of its operations and its cash flows for the year ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

New York, NY

January 20, 2023

XChange TEC.INC

(formerly known as “FLJ Group Limited”)

CONSOLIDATED BALANCE SHEETS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2023	2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	286	8,085	1,152
Short term investments	—	2,032	290
Accounts receivable, net	—	36,276	5,169
Advances to suppliers	7,296	13,745	1,959
Other current assets	282	7,505	1,069
Current assets of discontinued operations	77,789	—	—
Total current assets	85,653	67,643	9,639
Non-current assets:
Restricted Cash, non-current	—	5,000	712
Property and equipment, net	—	6	1
Operating lease right of use assets	—	947	135
Goodwill	—	709,240	101,066
Total non-current assets	—	715,193	101,914
Total assets	85,653	782,836	111,553
LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities:
Accounts payable	182	36,972	5,268
Amounts due to related parties	4,495	4,324	616
Short-term debt	44,432	32,070	4,570
Tax payable	—	1,457	208
Operating lease liabilities, current	—	349	50
Notes payable	—	1,067,633	152,136
Contingent liabilities for payable for asset acquisition	169,267	162,808	23,200
Accrued expenses and other current liabilities	1,268	33,209	4,732
Current liabilities of discontinued operations	509,433	—	—
Total current liabilities	729,077	1,338,822	190,780
Non-current liabilities:
Operating lease liabilities, non-current	—	587	84
Total non-current liabilities	—	587	84
Total liabilities	729,077	1,339,409	190,864

SHAREHOLDERS’ DEFICIT:
Class A Ordinary shares (US$0.0000001 par value per share as of September 30, 2023 and 2024, respectively; 8,500,000,000,000 and 419,500,000,000,000 shares authorized; 2,587,892,046,400 and 73,117,892,046,400 shares issued and outstanding as of September 30, 2023 and 2024, respectively)	1,727	52,555	7,489
Class B Ordinary shares (US$0.0000001 par value per share as of September 30, 2023 and 2024, respectively; 1,000,000,000,000 and 60,000,000,000,000 shares authorized; 250,000,000,000 shares and 6,392,789,000,000 shares issued and outstanding as of September 30, 2023 and 2024, respectively)	172	4,623	659
Additional paid-in capital	2,959,235	3,137,002	447,019
Accumulated deficit	(3,629,980)	(3,856,801)	(549,590)
Accumulated other comprehensive income	25,422	106,048	15,112
Total shareholders’ deficit	(643,424)	(556,573)	(79,311)
Total liabilities and shareholders’ deficit	85,653	782,836	111,553

The accompanying notes are an integral part of these consolidated financial statements.

XChange TEC.INC

(formerly known as “FLJ Group Limited”)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2022	2023	2024
	RMB	RMB	RMB	USD
Revenue	—	—	288,369	41,092
Cost of revenue	—	—	(274,901)	(39,173)
Gross profit	—	—	13,468	1,919

Total operating costs and expenses:
Selling and marketing expenses	(12)	(24)	(11,199)	(1,596)
General and administrative expenses	(29,321)	(23,467)	(16,091)	(2,293)
Research and development expenses	(22)	(46)	(24)	(3)
Goodwill impairment loss	—	—	(574,978)	(81,934)
Total operating expenses	(29,355)	(23,537)	(602,292)	(85,826)

Loss from continuing operations	(29,355)	(23,537)	(588,824)	(83,907)

Interest expense, net	(42,042)	(1,565)	(26,105)	(3,720)
Inducement expenses	(423,686)	—	—	—
Other income, net	—	—	2,311	329
Total Other Expense	(465,728)	(1,565)	(23,794)	(3,391)
Loss from continuing operations before income taxes	(495,083)	(25,102)	(612,618)	(87,298)
Income tax expense	—	—	(548)	(78)
Net loss from continuing operations	(495,083)	(25,102)	(613,166)	(87,376)
Gain from discontinued operations, net of applicable income taxes	—	—	388,491	55,360
Income (loss) from discontinued operations	1,315,063	(46,211)	(2,146)	(306)
Net income (loss) from discontinuing operations	1,315,063	(46,211)	386,345	55,054
Net income (loss)	819,980	(71,313)	(226,821)	(32,322)
Less: net loss from discontinued operations attributable to noncontrolling interests	(43)	—	—	—
Net income (loss) attributable to XChange TEC.INC’s ordinary shareholders	820,023	(71,313)	(226,821)	(32,322)
Net loss from continuing operations attributable to XChange TEC.INC’s ordinary shareholders	(495,083)	(25,102)	(613,166)	(87,376)
Net income (loss) from discontinued operations attributable to XChange TEC.INC’s ordinary shareholders	1,315,106	(46,211)	386,345	55,054

Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted*	1,025,842,445,700	2,805,073,364,600	21,007,405,473,671	21,007,405,473,671

Net earnings (loss) per share attributable to ordinary shareholders of XChange TEC.INC —Basic and diluted	0.00	(0.00)	(0.00)	(0.00)
Net losses per share from continuing operations attributable to ordinary shareholders of XChange TEC.INC —Basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)
Net earnings (loss) from per share discontinued operations attributable to ordinary shareholders of XChange TEC.INC —Basic and diluted	0.00	(0.00)	0.00	0.00
Net income (loss)	819,980	(71,313)	(226,821)	(32,322)
Other comprehensive (expenses) income, net of tax of nil:
Foreign currency translation adjustments	(9,331)	(4,031)	99,728	14,211
Comprehensive income (loss)	810,649	(75,344)	(127,093)	(18,111)
Less: comprehensive loss attributable to noncontrolling interests	(43)	—	—	—
Comprehensive income (loss) attributable to XChange TEC.INC’s ordinary shareholders	810,692	(75,344)	(127,093)	(18,111)

*	Retroactively restated to give effect to a share subdivision at a ratio of one-for-one hundredth (100) ordinary shares effective on September 18, 2023 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

XChange TEC.INC

(formerly known as “FLJ Group Limited”)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Renminbi and USD in thousands, except for share data, unless otherwise stated)

	XChange TEC.INC Shareholders’ Deficit

	Class A Ordinary shares		Class B Ordinary shares		Treasury stock		Additional	Accumulated other				Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	paid in capital	comprehensive (loss) income	Accumulated deficit	Total	Noncontrolling interests	shareholders’ deficit
Balance at September 30, 2021	154,409,715,100	99	18,038,954,900	11	(7,710,000,000)	(5)	1,845,295	38,784	(4,378,690)	(2,494,506)	9,600	(2,484,906)
Issuance of ordinary shares to settle acquisition of certain assets from two third parties	766,206,000	1	—	—	—	—	(1)	—	—	—	—	—
Issuance of ordinary shares upon the conversion of convertible bond	1,541,446,740,000	1,031	—	—	—	—	700,372	—	—	701,403	—	701,403
Issuance of ordinary shares to settle short-term borrowings	861,712,425,000	577	—	—	—	—	391,527	—	—	392,104	—	392,104
Share-based compensation	11,518,005,400	8	—	—	—	—	9,763	—	—	9,771	—	9,771
Warrants issued in connection with convertible notes	—	—	—	—	—	—	1,420	—	—	1,420	—	1,420
Acquisition of noncontrolling interest	—	—	—	—	—	—	(243)	—	—	(243)	(9,557)	(9,800)
Transfer of treasury stock to a third party	—	—	—	—	7,710,000,000	5	6,492	—	—	6,497	—	6,497
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	18,038,954,900	11	(18,038,954,900)	(11)	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	—	—	—	820,023	820,023	(43)	819,980
Foreign currency translation adjustments	—	—	—	—	—	—	—	(9,331)	—	(9,331)	—	(9,331)
Balance at September 30, 2022	2,587,892,046,400	1,727	—	—	—	—	2,954,625	29,453	(3,558,667)	(572,862)	—	(572,862)
Issuance of Class B Ordinary shares	—	—	250,000,000,000	172	—	—	(172)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	4,782	—	—	4,782	—	4,782
Net loss	—	—	—	—	—	—	—	—	(71,313)	(71,313)	—	(71,313)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(4,031)	—	(4,031)	—	(4,031)
Balance at September 30, 2023	2,587,892,046,400	1,727	250,000,000,000	172	—	—	2,959,235	25,422	(3,629,980)	(643,424)	—	(643,424)
Conversion of notes to Class A ordinary shares	58,590,000,000,000	42,449	—	—	—	—	155,646	(6,220)	—	191,875	—	191,875
Issuance of Class B Ordinary shares	—	—	6,142,789,000,000	4,451	—	—	(4,451)	—	—	—	—	—
Issuance of Class A shares	11,940,000,000,000	8,379	—	—	—	—	24,065	—	—	32,444	—	32,444
Share-based compensation	—	—	—	—	—	—	2,507	—	—	2,507	—	2,507
Net loss	—	—	—	—	—	—	—	—	(226,821)	(226,821)	—	(226,821)
Disposal of subsidiaries	—	—	—	—	—	—	—	(19,102)	—	(19,102)	—	(19,102)
Foreign currency translation adjustments	—	—	—	—	—	—	—	105,948	—	105,948	—	105,948
Balance at September 30, 2024	73,117,892,046,400	52,555	6,392,789,000,000	4,623	—	—	3,137,002	106,048	(3,856,801)	(556,573)	—	(556,573)

*	Retroactively restated to give effect to a share subdivision at a ratio of one-for-one hundredth (100) ordinary shares effective on September 18, 2023 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

XChange TEC.INC

(formerly known as “FLJ Group Limited”)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi and USD in thousands, unless otherwise stated)

	For the years ended September 30,
	2022	2023	2024
	RMB	RMB	RMB	USD
Operating activities:
Net (loss) income	819,980	(71,313)	(226,821)	(32,322)
Less: net (loss) income from discontinued operations	1,315,063	(46,211)	386,345	55,054
Net (loss) income from continuing operations	(495,083)	(25,102)	(613,166)	(87,376)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Share-based compensation	9,771	4,782	2,507	357
Accretion of interest expenses	1,222	—	24,043	3,426
Impairment loss of goodwill	—	—	574,978	81,934
Depreciation and amortization	—	—	54	8
Right-of-use assets depreciation and amortization	—	—	207	29
Recovery from expected credit loss	—	—	(86)	(12)
Inducement expenses	423,686	—	—	—
Loss on short-term investment	—	—	385	55
Loss on disposal of fixed assets	—	—	105	15
Deferred tax expense	—	—	511	73
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	(16,930)	(2,413)
Advances to suppliers	(7,114)	—	420	60
Other current assets	6,497	(282)	(6,202)	(884)
Accounts payable	—	182	24,200	3,448
Amounts due to related parties	—	429	(171)	(24)
Lease liabilities	—	—	(198)	(28)
Accrued expenses and other current liabilities	53,928	(2,187)	388	55
Net cash used in operating activities from continuing operations	(7,093)	(22,178)	(8,955)	(1,277)
Net cash used in operating activities from discontinued operations	(37,240)	(17,689)	(815)	(116)
Net cash used in operating activities	(44,333)	(39,867)	(9,770)	(1,393)

Investing activities:
Proceeds from disposal of fixed assets	—	—	106	15
Purchase of short-term investment	—	—	(800)	(114)
Cash proceeds from acquisition of Alpha Mind	—	—	10,868	1,548
Net cash provided by investing activities from continuing operations	—	—	10,174	1,449
Net cash used in investing activities from discontinued operations	(11,468)	—	—	—
Net cash (used in) provided by investing activities	(11,468)	—	10,174	1,449

Financing activities:
Proceeds from issuance of convertible notes	20,007	—	—	—
Proceeds from short-term borrowings	6,544	37,887	18,937	2,699
Repayments of notes payable	—	—	(6,060)	(864)
Repayment of short-term borrowings	—	—	(4,208)	(600)
Proceeds from borrowings from related parties	4,065	—	—	—
Net cash provided by financing activities from continuing operations	30,616	37,887	8,669	1,235
Net cash provided by financing activities from discontinued operations	3,436	—	—	—
Net cash provided by financing activities	34,052	37,887	8,669	1,235

Effect of foreign exchange rate changes	5,375	203	2,911	416
Net (decrease) increase in cash and cash equivalents and restricted cash	(16,374)	(1,777)	11,984	1,707
Cash, cash equivalents and restricted cash at the beginning of the year	19,252	2,878	1,101	157
Cash, cash equivalents and restricted cash at the end of the year	2,878	1,101	13,085	1,864
Less: Cash, cash equivalents and restricted cash from discontinued operations at the end of the year	2,322	815	—	—
Cash, cash equivalents and restricted cash from continuing operations at the end of the year	556	286	13,085	1,864

	For the years ended September 30,
	2022	2023	2024
	RMB	RMB	RMB	USD
Supplemental disclosure of cash flow information from continuing operations:
Income taxes paid	—	—	(92)	(13)
Supplemental schedule of non-cash investing and financing activities from continuing activities:
Acquisition of a subsidiary by issuance of notes payable	—	—	1,263,168	180,000
Notes payables settled by ordinary shares	—	—	(191,875)	(27,342)
Convertible note converted into ordinary shares	(333,679)	—	—	—
Short-term borrowings settled by ordinary shares	(217,477)	—	(25,254)	(3,599)
Short-term borrowings settled by transfer of treasury stocks	(6,497)	—	—	—

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:

	As of September 30,
	2023	2024
	RMB	RMB	USD
Cash and cash equivalents	286	8,085	1,152
Restricted cash - non current	—	5,000	712
Total	286	13,085	1,864

The accompanying notes are an integral part of these consolidated financial statements.

XChange TEC.INC

(formerly known as “FLJ GROUP LIMITED”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Renminbi and USD in thousands, except for share data and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

XChange TEC.INC (formerly known as “FLJ Group Limited”) (the “Company” or “XHG”) conducts its insurance agency and insurance technology businesses in the People’s Republic of China (the “PRC”) since its acquisition of Alpha Mind Technology Limited (“Alpha Mind”) on December 28, 2023. Alpha Mind conducts its insurance agency and insurance technology businesses through its indirectly wholly-owned subsidiary, Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. (the “WFOE”) and the WFOE’s consolidated variable interest entities, namely Huaming Insurance Agency Co., Ltd. (“Huaming Insurance”) and Huaming Yunbao (Tianjin) Technology Co., Ltd. (“Huaming Yunbao”, together with Huaming Insurance, the “VIEs”). On May 21, 2024, the Company changed its name from “FLJ Group Limited” to “XChange TEC.INC”, and the Company began trading under the new ticker symbol “XHG” on the NASDAQ effective on June 3, 2024.

Before its acquisition of Alpha Mind, the Company, through Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Q&K AI”), operated a rental apartment operation platform in the PRC, providing rental and value-added services to young, emerging urban residents since 2012. The Company sources and converts apartments to standardized furnished rooms and leases to young people seeking affordable residence in cities in the PRC. The business was disposed in October 2023.

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

Effective on May 20, 2024, the Company increased its authorized share capital from (i) US$1,000,000 divided into 10,000,000,000,000 shares of a nominal or par value of US$ 0.0000001 each, of which 8,500,000,000,000 shall be designated as Class A ordinary shares of a nominal or par value of US$0.0000001 each, 1,000,000,000,000 shall be designated as Class B ordinary shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as preferred shares of a nominal or par value of US$0.0000001 each, to (ii) US$48,000,000 divided into 480,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 419,500,000,000,000 shall be designated as Class A ordinary shares of a nominal or par value of US$0.0000001 each, 60,000,000,000,000 shall be designated as Class B ordinary shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as preferred shares of a nominal or par value of US$0.0000001 each, by the creation of an additional 411,000,000,000,000 unissued Class A ordinary shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class A ordinary shares and 59,000,000,000,000 unissued Class B ordinary shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class B ordinary shares.

Further effective on November 4, 2024, the Group changed the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing six hundred thousand (600,000) Class A ordinary share to one (1) ADS representing twelve million (12,000,000) Class A ordinary shares. For the ADS holders, the change in the ADS ratio will have the same effect as a one-for-twenty reverse ADS split since November 8, 2024. There will be no change to the Group’s Class A ordinary shares. The exchange of every twenty (20) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. No fractional new ADSs will be issued in connection with the change in the ADS ratio.

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

On October 31, 2023, the Group transferred of all of its equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Q&K AI”), to Wangxiancai Limited, at nominal consideration (the “Second Equity Transfer”). On September 12, 2024, the Group transferred of all of its equity interest in QK365.com INC. (BVI) (“QK365”), FENGLINJU PROPERTY (CHINA) LIMITED and Shanghai Meileju Intelligent Technology Co., Ltd to Wangxiancai Limited, at nominal consideration (the “Third Equity Transfer”).

Upon deconsolidation of Q&K AI and QK365, the Group would no longer provide rental and value-added services in China. The management believed the closing of the Second Equity Transfer and Third Equity Transfer represented a strategic shift that had a major effect on the Company’s operations and financial results. The disposals of Q&K Investment Consulting, Q&K HK, Q&K AI and QK365 are accounted as discontinued operations in accordance with ASC 205-20.

-	Acquisition of new business

On December 28, 2023, the Group closed equity acquisition of Alpha Mind Technology Limited (“Alpha Mind”), which conducts insurance agency and insurance technology businesses in the PRC. The Group acquired all the issued and outstanding shares in Alpha Mind for an aggregate all-cash purchase price of US$180,000,000, paid in the form of the Notes delivered to each of the Sellers of Alpha Mind in an aggregate amount equal to the purchase price. The Notes have a maturity of 90 days from the closing date, bear an interest rate of three percent (3%) per annum and are secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind and its subsidiaries. For the year ended September 30, 2024, the Company repaid the notes payable of RMB 6,060 to MMTEC, Inc.

On June 6, 2024, the Company and Burgeon Capital Inc (“Burgeon Capital”) entered into a share subscription agreement and a payoff letter, pursuant to which, the Company agreed to issue to Burgeon Capital and Burgeon Capital agreed to subscribe from the Company, 58,590,000,000,000 Class A ordinary shares, par value US$0.0000001 per share, of the Company (the “Converted Shares”), as the repayment by the Company to Burgeon Capital of all outstanding principal amount and accrued interest under the Note with a total amount of US$27,342. On the same date, the Company consummated the issuance of the Class A ordinary shares.

On December 31, 2024, the Company and the sellers of Alpha Mind agreed to extend the maturity date of the remaining Note and accrued but unpaid interest to date to June 30, 2025.

As of September 30, 2024, the Group’s significant subsidiaries was comprised of the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Alpha Mind Technology Limited (“Alpha Mind BVI”)	April 17, 2023	BVI	100%	Holding
Alpha Mind Technology Limited (“Alpha Mind HK”)	October 19, 2021	Hong Kong	100%	Holding
Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. (“Alpha Mind WFOE”)	August 2, 2019	PRC	100%	WFOE
Huaming Insurance			100%	Insurance agency and
	March 7, 2014	PRC	VIE of Alpha Mind WFOE	insurance technology businesses
Huaming Yunbao			100%	Insurance agency and
	May 8, 2015	PRC	VIE of Alpha Mind WFOE	insurance technology businesses

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

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

Going concern

The Group has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB 3,629,980 and RMB 3,856,801 as of September 30, 2023 and 2024, respectively. Net cash used in operating activities from continuing operations were RMB 7,093, RMB 22,178 and RMB 8,955 for the years ended September 30, 2022, 2023 and 2024, respectively. As of September 30, 2023 and 2024, current liabilities exceeded current assets by RMB 643,424 and RMB 1,271,179, respectively. In addition, the Group disposed of its long-term rental apartment rental business in October 2023 and acquired Alpha Mind in December 2023. The Group had generated revenues of nil, nil and RMB 288,369 for its continuing operations for the years ended September 30, 2022, 2023 and 2024, respectively.

These factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

On December 28, 2023, the Group consummated an acquisition of 100% equity interest in Alpha Mind at consideration of US$180,000. The purchase price is payable in the form of promissory note (collectively, the “Notes”). The Notes have a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities.

On June 6, 2024, the Company and Burgeon Capital agreed to settle all outstanding principal amount and accrued interest under the Note with a total amount of US$27,342 by issuance of Class A ordinary shares. On December 31, 2024, the Company and MMTEC, Inc. agreed to extend the maturity date of the outstanding Note and accrued but unpaid interest to date to June 30, 2025. Based on the historical experience, the Company is probably able to extend the maturity date till December 31, 2025 when the Note matures.

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through issuance of ordinary shares. On October 26, 2022, the Company’s Form F-3 to offer up to a total amount of $300 million was declared effective. The Company plans to raise funds under the Form F-3 to support the Company’s operations.

There is a risk that Management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. Should there be any unforeseen circumstances which may prevent the successful completion of the above mentioned plan in the next twelve months from the issuance of this report, the Group will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. One of the Group’s shareholders is committed to provide financial support up to $1 million to support the Group’s operations. Management assessed that this amount is sufficient to cover the Group’s reduced operation costs and meet its obligations.

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Group and its subsidiaries,which include the wholly-owned foreign enterprise and VIEs over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary for accounting purposes. Alpha Mind WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Huaming Insurance and Huaming Yunbao because it has both of the following characteristics: (1) the power to direct activities at Huaming Insurance and Huaming Yunbao that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Huaming Insurance and Huaming Yunbao that could potentially be significant to such entity. All intercompany transactions and balances are eliminated on consolidation.

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements, after elimination of inter-company balances and transactions:

	As of September 30,
	2023	2024
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	—	7,491	1,067
Short-term investment	—	2,032	290
Accounts receivable, net	—	36,276	5,169
Advances to suppliers	—	6,706	956
Other current assets	—	798	114
Restricted Cash, non-current	—	5,000	712
Property and equipment, net	—	6	1
Operating lease right-of-use asset		568	81
Total assets	—	58,877	8,390
LIABILITIES
Accounts payable	—	36,797	5,244
Taxes payable	—	1,457	208
Accrued expenses and other current liabilities	—	8,625	1,229
Operating lease liabilities, current	—	122	17
Operating lease liabilities, noncurrent	—	431	61
Total liabilities	—	47,432	6,759

	For the years ended September 30,
	2022*	2023	2024
	RMB	RMB	RMB	USD
Total net revenues	—	—	288,369	41,092
Net loss	—	—	(4,496)	(641)

	For the years ended September 30,
	2022	2023	2024
	RMB	RMB	RMB	USD

Net cash (used in) provided by operating activities	—	—	2,479	353
Net cash used in investing activities	—	—	(694)	(99)
Net cash provided by financing activities	—	—	—	—

The consolidated VIE entities and their subsidiaries contributed nil, nil and 100% of the Group’s consolidated revenues for the years ended September 30, 2022, 2023 and 2024, respectively. As of September 30, 2022, 2023 and 2024, the consolidated VIE entities and their subsidiaries accounted for an aggregate of nil, nil and 4%, respectively, of the Group’s consolidated total assets, and nil, nil and 4%, respectively, of the Group’s consolidated total liabilities.

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

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, the United States and Hong Kong is the United States dollar (“US dollar”) and the functional currency of the Group’s PRC subsidiaries is RMB. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the consolidated statements of comprehensive income (loss).

The financial statements of the Group’s non PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive (loss) income in the consolidated statements of comprehensive income (loss).

The financial records of the Group’s subsidiaries are maintained in local currencies, which are the functional currencies.

Convenience translation

The Group’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheet, and the related consolidated statements of comprehensive income (loss), shareholders’ deficits and cash flows from RMB into US dollars as of and for the year ended September 30, 2024 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 7.0176, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2024, or at any other rate.

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

The Group’s financial instruments include cash and cash equivalents, accounts receivable, amounts due to related parties, other current assets, non-current restricted cash, accounts payable, notes payable, short-term debt, and other current liabilities approximate their fair market value based on the short-term maturity of these instruments.

Business combination

Business combinations are recorded using the acquisition method of accounting. The Company uses a screen to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business.

The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use that which have original maturities of three months or less when purchased.

Restricted cash, non-current

The Company, as an insurance agency, is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Banking and Insurance Regulatory Commission (“CBIRC”) rules and regulations, in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Company classified the balance for guarantee deposit as a non-current asset.

The Company acquired the insurance agency business in December 2023. As of September 30, 2023 and 2024, the non-current restricted cash amounted to nil and RMB 5,000 respectively.

Accounts receivable, net

Accounts receivable represents insurance agency service fee or commission receivable on insurance products sold from insurance companies stated at net realizable values. The Company reviews its accounts receivable on a periodic basis to determine if the allowance for expected credit loss is adequate, and adjust the allowance when necessary.

On October 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

Upon the adoption of ASU 2016-13, the management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive income (loss). In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company acquired the insurance agency business in December 2023. As of September 30, 2023 and 2024, allowance for allowance for expected credit loss were nil and RMB 191, respectively.

Advances to suppliers

Prepayments are advanced to suppliers for future service rendering. As of September 30, 2023 and 2024,Advances to suppliers amounted to RMB 7,296 and RMB 13,745, respectively. For any advances to suppliers determined by management that such advances will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of September 30, 2023 and 2024, no allowance for the doubtful accounts were deemed necessary.

Other current assets

Other current assets primarily include prepaid tax expense, advances to employees and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive collection efforts are made. As of September 30, 2023 and 2024, allowances for credit losses were nil and RMB 1,768, respectively.

Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. The Group performs its annual impairment review of goodwill at September 30 of each year.

The Group has determined that it has one reporting unit, which is also its only reportable segment.

The Group has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Group performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Application of the goodwill impairment test requires judgment, including the determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital.

During the year, due to macroeconomics downturn in the industry, although the Group secure the turnover, but experienced increase of operating expenditures such as personnel cost and distribution expenses to maintain the operation, which was beyond our expectation at the acquisition of Alpha Mind. The trend of increase in operating expenditures will probably lead to significant decrease of positive operating cash flows in the future, which will also decease the fair value of the reporting unit. Thus, the Group believe there is an indication of goodwill impairment and performed an impairment test at the year end. The Company adopted discounted cash flow method, which is an income-based approach, to estimate the fair value of equity interest of Alpha Mind at RMB 716,160.

The Company estimated the average revenue growth rate from 2025 to 2029 is 36%. The Company estimated the weighted average cost of capital at 13%, which is based on the premise that the risk free rate of return plus an equity risk premium adjusted by an industry risk factor based on beta.

Goodwill impairment loss was recorded RMB 574,978 for the years ended September 30, 2024.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. As of September 30, 2024, the Company had automobiles with useful lives ranging between three and five years.

Operating leases

The Company applied the practical expedients in the transition to the new standard allowed under ASC 842:

●	Reassessment of expired or existing contracts: The Company elected not to reassess, at the application date, whether any expired or existing contracts contained leases, the lease classification for any expired or existing leases, and the accounting for initial direct costs for any existing leases.

●	Use of hindsight: The Company elected to use hindsight in determining the lease term (that is, when considering options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of right-to-use assets.

●	Reassessment of existing or expired land easements: The Company elected not to evaluate existing or expired land easements that were not previously accounted for as leases under ASC 840, as allowed under the transition practical expedient. Going forward, new or modified land easements will be evaluated under ASU No. 2016-02.

●	Separation of lease and non-lease components: Lease agreements that contain both lease and non-lease components are generally accounted for separately.

●	Short-term lease recognition exemption: The Company also elected the short-term lease recognition exemption and will not recognize ROU assets or lease liabilities for leases with a term less than 12 months.

The Company determines if an arrangement is a lease at inception under FASB ASC Topic 842, Right of Use Assets (“ROU”) and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU assets include adjustments for prepayments and accrued lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The Company recognized no impairment of ROU assets as of September 30, 2023 and 2024. Operating leases are included in operating lease ROU and operating lease liabilities (current and non-current), on the consolidated balance sheets.

Revenue recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company generates revenue primarily from its insurance agency services. According to the agency service contracts made by and between the Company and insurance carriers, the Company is authorized to sell insurance products provided by insurance carriers to the insureds as an insurance agent, and collects commission from the respective insurance carriers as revenue.

The commission charged is determined by the terms agreed in the agency service contract, typically a percentage of insurance premium. The performance obligation is considered met and revenue is recognized when the insurance agency services are rendered and completed at the time an insurance policy becomes effective and the premium is collected from the insured.

The necessary data to reasonably determine the revenue amount is controlled by the insurance carriers, and bill statement is confirmed with the Company on a monthly basis. The Company has met all the criteria of revenue recognition when the premiums are collected by the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Therefore, the Company does not accrue any commissions prior to the receipt of the related premiums of insurance carriers, due to the specific practice in the industry.

The Company acquired the insurance agency business in December 2023. The Company recorded insurance agency commission revenue in the amount of nil, nil and RMB 288,369 for the year ended September 30,2022, 2023 and 2024, respectively.

Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were nil, nil and RMB 852 for the years ended September 30, 2022, 2023 and 2024, respectively.

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

Cost of revenues

Cost of revenues consists primarily of commissions paid to distribution channels. The Company generally recognizes commissions as cost of revenues when incurred. The Company acquired the insurance agency business in December 2023. For the year ended 30, 2022, 2023 and 2024, the cost of revenue amounted to nil, nil and RMB 274,901, respectively, from its continuing operations.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive income (loss). As of September 30, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income (loss) based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the completion of initial public offering (“IPO”) and has a continued employment provision for a period of time following the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, research and development expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended September 30, 2022, 2023 and 2024, the Group recognized share-based compensation expenses of RMB 9,771, RMB 4,782 and RMB 2,507 respectively, in the consolidated statements of comprehensive income (loss).

(Losses) earnings per share

Basic (losses) earnings per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted (losses) earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential ordinary shares, including preferred shares, convertible notes, share options and warrants are excluded from the computation in income periods should their effects be anti-dilutive. The Group had share options, convertible notes and warrants, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted (losses) earnings per share, the effect of the convertible redeemable and non-redeemable preferred shares, share options and warrants is computed using the two-class method or the as-if converted method, whichever is more dilutive.

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

As of September 30, 2023 and 2024, the Group had no treasury shares.

Reclassification

Certain reclassifications have been made to the prior year’s consolidated balance sheets to conform to the current year’s presentation. These reclassifications had no impact on net (loss) income, shareholders’ deficit, or cash flows as previously reported.

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

As of September 30, 2023, the Group’s long-term apartment rental business in the PRC met all the conditions required in order to be classified as a discontinued operation. Accordingly, the operating results of long-term apartment rental business in the PRC are reported as a loss from discontinued operations in the accompanying consolidated financial statements for all periods presented. In addition, the assets and liabilities related to long-term apartment rental business in the PRC are reported as assets and liabilities of discontinued operations in the accompanying consolidated balance sheets. For additional information, see Note 3, “Disposition of Long-term Apartment Rental Business”.

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

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s unaudited condensed consolidated statements of operations and comprehensive loss or consolidated balance sheets.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

3.	DISPOSITION OF LONG-TERM APARTMENT RENTAL BUSINESS

On October 31, 2023 and on September 12,2024, the Group transferred of all of its equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Q&K AI”) and QK365, FENGLINJU PROPERTY (CHINA) LIMITED and Shanghai Meileju Intelligent Technology Co., Ltd, to Wangxiancai Limited, at nominal consideration (the “Second Equity Transfer”).

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

The following is a reconciliation of the amounts of major classes of assets and liabilities classified as assets of discontinued operations and liabilities of discontinued operations in the consolidated balance sheets as of September 30, 2023:

As of September 30, 2023
RMB
Current assets of discontinued operations
Cash, cash equivalents and restricted cash	815
Accounts receivable, net	2,409
Amounts due from related parties	286
Other current assets	64,506
Property and equipment, net	183
Other assets	9,590
Total current assets of discontinued operations	77,789

Accounts payable	157,613
Amounts due to related parties	951
Deferred revenue	99,230
Short-term debt	103,552
Rental instalment loans	15,756
Deposits from tenants	29,723
Accrued expenses and other current liabilities	102,608
Total liabilities of discontinued operations	509,433

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of comprehensive income (loss) for the years ended September 30, 2022, 2023 and 2024:

	For the years ended September 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Net revenues	652,333	227,687	—	—
Operating costs:	(711,003)	(242,097)	—	—
Selling and marketing expenses	(1)	(3)	—	—
General and administrative expenses	(32,840)	(21,941)	(2,143)	(305)
Research and development expenses	(2,773)	(2,398)	—	—
Impairment loss on long-lived assets	(100,156)	(10,474)	(2)	(1)
Other (expenses) income, net	(8,104)	2,993	—	—
Loss from disposal of property and equipment and intangible assets	(11,972)	—	—	—
Interest (expenses) income, net	(24,850)	22	(1)	—
Gains from deconsolidation of VIE’s subsidiaries	1,554,450	—	—	—
Income tax expense	(21)	—	—	—
Net income (loss) from discontinued operations	1,315,063	(46,211)	(2,146)	(306)
Less: Net loss from discontinued operations attributable to noncontrolling interests	(43)	—	—	—
Net income (loss) from discontinued operations attributable to XChange TEC.INC’s ordinary shareholders	1,315,106	(46,211)	(2,146)	(306)
Gain on the sale of discontinued operations, net of tax	—	—	388,491	55,360
Net income (loss) from discontinued operations attributable to XChange TEC.INC’s ordinary shareholders	1,315,106	(46,211)	386,345	55,054

4.	ACQUISITION OF ALPHA MIND

On December 28, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Alpha Mind, at a total consideration of $180,000 (equivalent to RMB 1,299,654). The purchase price is payable in the form of promissory note. The Notes have a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind, including its consolidated entities. On December 28, 2023, the Company issued Notes of $153,000 (equivalent to RMB 1,104,706) and $27,000 (equivalent to RMB 194,948), respectively, to MMTEC, Inc. and Burgeon Capital, Inc. On June 6, 2024, the Company and Burgeon Capital Inc agreed to settle all outstanding principal amount and accrued interest under the Note with a total amount of US$27,342 by issuance of Class A ordinary shares. In December 31, 2024, the Company and MMTEC agreed to extend the maturity date of the Notes to June 30, 2025.

The Company has allocated the purchase price of Alpha Mind based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses. The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Alpha Mind based on a valuation performed by an independent valuation firm engaged by the Company.

December 28, 2023
RMB
Net tangible assets (1)	15,436
Goodwill (2)	1,284,218
Total purchase consideration(3)	1,299,654

(1)	The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on December 28, 2023.

As of December 28, 2023
RMB
ASSETS
Current assets
Cash, cash equivalents	5,868
Short-term investment	1,616
Accounts receivable, net	19,260
Advances to suppliers	6,872
Other current assets	973
Total current assets	34,589

Non-current assets:
Restricted cash, non-current	5,000
Property and equipment, net	271
Operating lease right-of-use assets	60
Deferred tax assets	511
Total non-current assets	5,842
Total Assets	40,431

Liabilities and shareholder’s deficit
Accounts payable	12,590
Taxes payable	910
Operating lease liabilities	41
Accrued expenses and other current liabilities	11,454
Total current liabilities	24,995
Non-current liabilities:
Operating lease liabilities, non-current	—
Total liabilities	24,995
Net tangible assets	15,436

(2)	Immediately prior to the consummation of the acquisition of Alpha Mind, the Company was a shell company as defined in Rule 12b-2 under the Exchange Act and was subject to delisting risk. As a result of the consummation of the acquisition of Alpha Mind, we ceased to be a shell company on December 28, 2023 and that’s the main reason we paid $180,000 (equivalent to RMB 1,299,654) of which $177,862 (equivalent to RMB 1,284,218) was attribute to goodwill.

Changes in the carrying amount of goodwill for the years ended September 30, 2024 was as follows:

Acquisition of Alpha Mind
Balance as of December 28, 2023	1,284,218
Goodwill allowance	(574,978)
Balance as of September 30, 2024	709,240

(3)	Total purchase consideration is $180,000, at exchange rate of 1 USD/RMB=7.2203

5.	Accounts receivable, net

Accounts receivable represents insurance agency service fees or commission receivables on insurance products sold from insurance companies stated at net realizable values. The Group reviews its accounts receivable on a periodic basis to determine if the allowance for credit loss is adequate, and adjusts the allowance when necessary.

As of September 30, 2023 and 2024, the Company determined nil and RMB 191 allowances for credit losses were necessary for accounts receivable.

Accounts receivable, net consist of the following:

	As of September 30,
	2023	2024
Accounts receivable	—	36,467
Less: Allowance for credit losses	—	191
Total accounts receivable, net	—	36,276

Movements of allowance for credit losses are as follows:

	As of September 30,
	2023	2024
Opening balance	—	—
Acquisition of Alpha Mind	—	277
Recovery	—	(86)
Ending balance	—	191

6.	Short Term Debt

The short-term debt was as follows:

	As of September 30,
	2023	2024
Short-term debt	44,432	32,070

For the years ended September 30, 2023 and 2024, the Group entered into loan agreements with certain third party entities, pursuant to which the Group borrowed RMB 37,887 and RMB 13,081, equivalent to $5,190 and equivalent to $1,864, respectively. The loans bear interest rate of 3.85% per annum and were matured through July 2025.

7.	CONTINGENT LIABILITIES FOR PAYABLE FOR ASSET ACQUISITION

On July 22, 2020, the Group entered into a series of asset purchase agreements with Great Alliance Coliving Limited. and its affiliates (“Beautiful House” or the “Sellers”) to acquire assets, including approximately 72,000 apartment rental contracts with leasehold improvements attached toit, and trademarks of Beautiful House. In addition, the Group also assumed liabilities of RMB 349,665 associated with acquired assets. The consideration was comprised of cash of $29,000 (approximately RMB 205,306) and 12,858,939,200 shares of the Group’s Class A ordinary shares with total value of $42,673 (approximately RMB 289,733), reflecting discount for lack of marketability. The number of shares to be issued is determined based on the total share consideration amount agreed and average closing price of the Group’s ADS of 90 days prior to the execution of the asset purchase agreements. The shares are payable in three instalments of 30%, 40% and 30% with lockup periods expiring on June 30, 2021, 2022 and 2023, respectively. As of September 30, 2020, the Group made a cash payment of $5,800 (equivalent of RMB 39,498). There were no material direct transaction costs related to the transaction. The remaining cash consideration payable of $23,200 (equivalent of RMB 165,808) and share consideration of RMB 289,733 were recorded in the account of “Payable for asset acquisition” and “additional paid-in capital”, respectively.

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
495,039

In May 2021, the Group entered into an agreement to settle the outstanding payables with the Sellers, pursuant to the agreement, the Group delivered 18,637,585,000 ordinary shares (after giving effects to share subdivision in September 2024) to settle both cash consideration payable and share consideration payable. The Sellers are entitled to trade the ordinary shares in open market. In addition, among the 18,637,585,000 shares delivered, 5,778,645,800 ordinary shares will oblige the Group to make up the shortfall if the cash collected by the Sellers are lower than $0.004014 per share. Additionally, 2,086,074,900 of the 5,778,645,800 ordinary shares are redeemable at a per share price of $0.004015 if the Sellers do not trade in open market.

The 5,778,645,800 ordinary shares are subject to a make-whole cash-settled provision, and 2,086,074,900 ordinary shares of which are also subject to redemption. The Group assessed the redemption terms and assessed it is probable that the Group will redeem these ordinary shares. The 5,778,645,800 ordinary shares fall in the classification of a liability. As of September 30, 2023 and 2024, the Group recorded the liabilities of RMB 169,267 and RMB 162,808, respectively in the account of “Contingent liabilities for payable for asset acquisition”. The change in the balance as of September 30, 2023 and 2024 arose from change in foreign exchange rates.

8.	NOTES PAYABLE

In connection with the acquisition of 100% of the issued and outstanding shares of Alpha Mind (Note 4), the Company issued promissory note of $153,000 (equivalent to RMB 1,073,693) and $27,000 (equivalent to RMB 189,475), respectively, to MMTEC, Inc. and Burgeon Capital, Inc.(collectively “Notes”) as purchase price. The Notes had a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and is secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind, including its consolidated entities. The Company recorded the promissory notes in the account of “notes payable” on the consolidated balance sheets, and accrued interest for promissory notes in the account of “accrued expenses and other current liabilities”.

On June 6, 2024, the Company and Burgeon Capital agreed to settle all outstanding principal amount and accrued interest under the Note with a total amount of US$27,342 by issuance of Class A ordinary shares.

In December 31, 2024, the Company and the Sellers of Alpha Mind agreed to extend the maturity date of the Notes to June 30, 2025. The Company repaid the notes payable of RMB 6,060 to MMTEC, Inc.

As of September 30, 2024, the Company had notes payable of RMB 1,067,633.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2023	2024
Accrued interest expenses	1,268	24,019
Other current liabilities	—	9,190
Accrued expenses and other current liabilities	1,268	33,209

10.	REVENUE

Revenue consists of insurance agency commission revenue.

	As of September 30,
	2023	2024
Revenue	—	288,369

11.	COST OF REVENUE

Cost of revenue consists primarily of commissions paid to distribution channels..

	As of September 30,
	2023	2024
Cost of Revenue	—	274,901

12.	SHARE BASED COMPENSATION

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

As of June 24, 2022, Yijia Inc. held 7.52 billion Class B ordinary shares. On June 24, 2022, Yijia Inc. transferred all reserved ordinary shares to Golden Stream Limited, a company controlled by Mr. Qu Chengcai, the Chief Executive Officer of the Group. Upon transfer, the Class B ordinary shares previously held by Yijia Inc. were automatically converted to Class A ordinary shares pursuant to the Company’s third amended and restated memorandum and articles of association. Since then, Golden Stream Limited became a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. The board resolutions allow the grantees to hold options to purchase from the Golden Stream Limited the equity shares of the Group.

All the share information disclosed under Stock Option A and Stock Option B in this section refers to the shares of the Group the grantees are entitled through Yijia Inc. shares before June 24, 2022 and through Golden Stream Limited after June 24, 2022. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offset to additional paid-in capital. Given the shares owned by Yijia Inc./ Golden Stream Limited for the purpose of the incentive program are existing and outstanding shares of the Group, the options do not have any dilution effect on the (losses) earnings per share (see Note 13).

Stock Option A

On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, the Group granted an aggregate number of 26.86 million share options to certain management, employees and non-employees of the Group. Under the plan, the exercise price was US$0.0031 (RMB0.02) per share and vests 50% on the first and second anniversary after the IPO date. All grantees were restricted from transferring more than 25% of their total exercised ordinary shares each year after the exercise date. Given the vesting was contingent on the IPO and vested on the first and second anniversary after the IPO date, no share-based compensation expense is recognized until the date of IPO. For the year ended September 30, 2021, no share options were vested or exercised. As of September 30, 2023 and 2024, the number of outstanding options is 1,025,000,000 and 1,025,000,000, respectively, which was equal to the number of option expected to be vested. The remaining Stock Options A are exercisable into 1,025,000,000 Class B ordinary shares. Because the exercise price is out of money, the weighted average intrinsic value of the outstanding options and the options expected to vest was nil.

Stock Option B

On July 31, 2017, the Group granted 43.14 million share options to management and employees of the Group. The options vested immediately upon the grant date and the exercise price were US$0.0031 (RMB0.02) per share. All grantees were restricted from transferring its exercised ordinary shares during certain periods subsequent to the IPO date (the “lock-up period”). If the grantee resigned from the Group before the IPO or during the lock-up period, the Group has the right to repurchase the share options or ordinary shares at the exercise price. The Group believes that the repurchase feature is effectively to require the employee to remain throughout the requisite period in order to receive any economic benefit from the award. As such, the repurchase feature functions as a vesting condition that is contingent on the IPO, no share-based compensation expense is recognized until the date of IPO. As of September 30, 2023 and 2024, the Group had 2,385,000,000 and 2,385,000,000 share options outstanding , vested and exercisable. The remaining Stock Options B are exercisable into 2,385,000,000 Class A ordinary shares . Because the exercise price is out of money, the weighted average intrinsic value of these share options were nil.

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

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	April 2016		October 2016		July 2017
Risk-free rate of return		3.18%		3.18%		3.21%
Contractual life of option		10 years		10 years		8.4 years
Estimated volatility rate		37%		37%		35%
Expected dividend yield		0%		0%		0%
Fair value of underlying ordinary shares	US$	0.0003	US$	0.0004	US$	0.0005

2019 Share Incentive Plan

The 2019 Share Incentive Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering.

In June 2022, the Group issued 7.2 billion stock options with nil exercise price to Mr. Qu, the Chief Executive Officer of the Company. All of the stock options were vested and exercised immediately upon grant. The Group recorded stock options at the grant date fair value per ADS of US$0.0363425, ADS reverse split in November and December 2023) by reference to the share price in the open market on grant date.

In June 2022, the Group issued 5.036 billion stock options with nil exercise price to Mr. Sun, the Chief Financial Officer of the Company, of which 4.318 billion stock options vested and exercised immediately upon grant, 359 million stock options vested on August 3, 2022, and the remaining 359 million stock options vested on August 3, 2023. As of September 30, 2024, neither of the 359 million stock options vested on August 3, 2022 or the 359 million stock options vested on August 3, 2023 were exercised by or issued to Mr. Sun. The Group recorded stock options at the grant date fair value per ADS of US$0.0363425, ADS reverse split in November and December 2023) by reference to the share price in the open market on grant date.

2022 Share Incentive Plan

On November 18, 2022, the board of directors has approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 250,000,000,000 Class B ordinary shares of the Company.

In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares underany circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

The board of directors has also approved the issuance of the Shares to an ESOP Platform, which is holding these Shares and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by the ESOP Platform are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of this report, 250,000,000,000 Class B ordinary shares were reserved to 2022 Plan and no Class B ordinary shares have been issued under the 2022 Plan.

2024 Equity Incentive Plan

On June 6, 2024, the Company adopted an equity incentive plan (the “2024 Equity Incentive Plan”) and issued thereunder 6,142,789,000,000 Class B ordinary shares, par value US$0.0000001 per share, of the Company (the “Reserved Shares”) to the ESOP Platform. The ESOP Platform will hold the Reserved Shares (i) before any granting or vesting to the participants of the 2024 Equity Incentive Plan, and (ii) after any vesting to the participants, on behalf of the participants pursuant to the respective share award agreements.

A summary of option balances from the years ended September 30, 2022 to 2024 is presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual Life
Outstanding, as of September 30, 2022 and 2023	4,128,005,400	0.02	3.44
Vested and exercisable as of September 30, 2024	3,410,000,000	0.02	2.96
Vested or expected to vest as of September 30, 2024	4,128,005,400	0.02	3.44

The Group recognized the compensation cost for the stock options on a straight line basis over the requisite service periods. For the years ended September 30, 2022, 2023 and 2024, the Group recorded compensation expenses of RMB 9,771 and RMB 4,782 and RMB 2,507 in connection with the above stock options. As of September 30, 2024, the Group had no unrecognized compensation expenses for stock options.

For the years ended September 30, 2022, 2023 and 2024, the total share-based compensation expenses were comprised of the following:

	For the years ended September 30,
	2022	2023	2024
Selling and marketing expenses	12	—	—
General and administrative expenses	9,737	4,782	2,507
Research and development expenses	22	—	—
	9,771	4,782	2,507

13.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	For the years ended September 30,
	2022	2023	2024
	RMB	RMB	RMB	USD
Numerator:
Net income (loss) attributable to XChange TEC.INC’s ordinary shareholders	820,023	(71,313)	(226,821)	(32,322)
Net loss from continuing operations attributable to XChange TEC.INC’s ordinary shareholders	(495,083)	(25,102)	(613,166)	(87,376)
Net income (loss) from discontinued operations attributable to XChange TEC.INC’s ordinary shareholders	1,315,106	(46,211)	386,345	55,054
Denominator:
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	1,025,842,445,700	2,805,073,364,600	21,007,405,473,671	21,007,405,473,671

Net earnings (loss) per share attributable to ordinary shareholders of XChange TEC.INC—Basic and diluted	0.00	(0.00)	(0.00)	(0.00)
Net losses per share from continuing operations attributable to ordinary shareholders of XChange TEC.INC—Basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)
Net earnings (loss) from per share discontinued operations attributable to ordinary shareholders of XChange TEC.INC—Basic and diluted	0.00	(0.00)	0.00	0.00

For the years ended September 30, 2022 and 2023, weighted average ordinary shares included 359,002,700 and 718,005,400 stock options, which were vest but unexercised as of September 30, 2022 and 2023, respectively. The Company included the stock options because they are exercisable at nil. For the years ended September 30, 2024, weighted average ordinary shares did not included stock options.

For the years ended September 30, 2022, 2023 and 2024, potential ordinary shares from assumed conversion of nil, nil and nil convertible notes as well as 3,769,002,700, 3,410,000,000 and 3,410,000,000 options have not been reflected in the calculation of diluted net losses per share as their inclusion would have been anti-dilutive.

15.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company, XChange TEC.INC is not subject to tax on income or capital gain.

BVI Islands

Under the current laws of the British Virgin Islands (“BVI”), Alpha mind BVI is incorporated in BVI is not subject to tax on income or capital gain.

Hong Kong

Alpha mind (HK) is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

For the years ended September 30, 2022, 2023 and 2024, the Group incurred income tax expenses nil, nil and RMB 548 from its continuing operations.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate are as follows:

	For the years ended September 30,
	2022	2023	2024
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rates of group entities operating in other jurisdictions and preferential tax rates of group entities	(25.0)%	(23.0)%	(10.8)%
Effect of change in valuation allowance	0.0%	(2.0)%	(7.4)%
	0.0%	0.0%	6.8%

The principal components of the Group’s deferred income tax assets from continuing operations as of September 30, 2023 and 2024 are as follows:

	As of September 30,
	2023	2024
Deferred tax assets:
Net losses carry forwards	—	548
Valuation allowance	—	(548)
	—	—

Movement of the valuation allowance is as follows:

Balance as of September 30, 2023	—
Addition	548
Write off	—
Balance as of September 30, 2024	548

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

As of September 30, 2024, the Group had tax loss carryforwards of RMB 2,192, all of which nil will expire, if unused, by 2029.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB 100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2019 through 2024 on non-transfer pricing matters, and from 2013 through 2024 on transfer pricing matters.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of September 30, 2023 and 2024.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary.

16.	STATUTORY RESERVES AND NET RESTRICTED ASSETS

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

Amounts restricted including paid-in capital and statutory reserve funds as determined pursuant to PRC Laws were nil and nil as of September 30, 2023 and 2024, respectively.

17.	RELATED PARTY TRANSACTIONS AND BALANCES

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

Related Party	Relationship with the Group
Wangxiancai Limited	An entity controlled by the legal representative and executive director of one of the former subsidiaries. The subsidiary was disposed of on October 31, 2023 and Wangxiancai Limited was no longer a related party of the Group since then
Key Space (S) Pte Ltd (“Key Space”)	An entity controlled by certain shareholders of the Group
Mr. Qu Chengcai	Chief Executive Officer. Mr. Qu resigned on October 17, 2024 and Mr.Qu was no longer a related party of the Group since then.
Mr. Sun Zhichen	Chief Executive Officer from January·2025, former Chief Financial Officer till October 17.2024.
Mr. Zhang Yong	Chief Executive Officer. Mr.Zhang was appointed as CEO on October 17, 2024, and resigned on January 2025

-	Transactions with related parties

As stated in Note 1, on October 31, 2023 and September 12, 2024, the Group transferred the equity interest in the Q&K HK and QK365, FENGLINJU PROPERTY (CHINA) LIMITED and Shanghai Meileju Intelligent Technology Co., Ltd, respectively, to Wangxiancai Limited for nominal consideration.

As stated in Note 12, the Group issued 72 million and 43.18 million stock options to Mr. Qu and Mr. Sun, respectively. (See Note 12 - Share based compensation)

-	Balances with related parties

As of September 30, 2023 and 2024, amounts due to related parties were RMB 4,495 and RMB 4,324, respectively. The balance due to related parties represented borrowings from Key Space which were due within 12 months from borrowing. Details are as follows:

	As of September 30,
	2023	2024
Key Space	4,495	4,324
	4,495	4,324

18.	COMMITMENTS AND CONTINGENCIES

Operating Lease Commitment

The Company leases office space under non-cancelable operating lease agreements, which end at various dates in 2024 and 2028. As of September 30, 2024, the Company’s operating leases had a weighted average remaining lease term of 3.4 years and a weighted average discount rate of 3.70%. Future lease payments under operating leases as of September 30, 2024 were as follows:

September 30, 2024
2025	413
2026	240
2027	141
2028	141
Total future lease payments	935
Less: imputed interest	(1)
Total lease liabilities	936
Less: current portion	(349)
Operating lease liability, non-current	587

Lease expenses are recognized on a straight-line basis over the lease term. For the year ended September 30, 2024, the Company had operating lease costs of RMB 178 and short-term lease costs of RMB 140. For the year ended September 30, 2023 and 2022, the Company had operating lease costs of nil and short-term lease costs of nil.

Cash paid for amounts included in the measurement of operating lease liabilities were 318, nil and nil during the years ended September 30, 2024, 2023 and 2022, respectively.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

19.	CONCENTRATION RISK

Customer

For the year ended September 30, 2024, one customer accounted for 12.6% of the Company’s total revenues. For the year ended September 30, 2022 and 2023, no customer accounted for more than 10.0% of the Company’s total revenue.

As of September 30, 2024, four customers accounted for 85.4% of the total balance of accounts receivables. As of September 30, 2023, none of customer accounted for more than 10.0% of the total balance of accounts receivables.

Vendor

For the year ended September 30, 2024, two vendors accounted for 22.1% of the Company’s total cost of revenues. For the year ended September 30, 2022 and 2023, no vendors accounted for more than 10.0% of the Company’s total cost of revenue.

As of September 30, 2024, one vendor accounted for 28.7% of the total balance of accounts payable. As of September 30, 2023, none of vendor accounted for more than 10.0% of the total balance of accounts payable.

20.	SUBSEQUENT EVENTS

The following subsequent events were evaluated on January 22, 2025, the date the financial statements were issued.

Except as set forth below, there were no events that occurred subsequent to September 30, 2024 that require adjustment to or disclosure in the consolidated financial statements.

On October 17, 2024, Mr. Chengcai Qu resigned as a director, Chairman of the board of directors, Chairman of the compensation committee, Chairman of the nominating and corporate governance committee, and Chief Executive Officer of XChange TEC.INC (the “Company”), Mr. Zhichen Sun resigned as Chief Financial Officer of the Company, and Mr. Jiamin Chen resigned as a director of the Company. On the same day, the board of directors of the Company appointed Mr. Yong Zhang as a director, Chairman of the board of directors, Chairman of the compensation committee, Chairman of the nominating and corporate governance committee, and Chief Executive Officer of the Company, Ms. Jiaxing Chang as a director and Chief Financial Officer of the Company, and Mr. Yong Ma as the Head of Business of the Company. In addition, the board of directors removed Mr. Gang Xie as a director of the Company.

On October 24, 2024, Mr. Yong Zhang, Chairman of the Board of Directors and Chief Executive Officer of XChange TEC.INC (the “Company”), purchased at nominal consideration from Mr. Chengcai Qu, the then sole shareholder and sole director of Golden Stream Ltd. (“Golden Stream”) and former Chairman and Chief Executive Officer of the Company, all issued and outstanding ordinary shares held by Mr. Qu in Golden Stream. Effective October 24, 2024, Mr. Yong Zhang became the sole shareholder and sole director of Golden Stream. As of the date hereof, Golden Stream owns a total of 6,392,789,000,000 Class B ordinary shares, par value $0.0000001 per share, of the Company.

On December 12, 2024 and December 20, 2024, the Company issued 82,800,000,000,000 and 84,000,000,000,000 Class A Ordinary shares respectively in accordance with a Securities Purchase Agreement with VG dated on September 24, 2024.

On December 31 2024, the Company and the Sellers of Alpha Mind agreed to extend the maturity date of the Notes to June 30, 2025.

On January 10, 2025, Mr. Yong Zhang resigned as a director, Chairman of the board of directors, Chairman of the compensation committee, Chairman of the nominating and corporate governance committee, and Chief Executive Officer of the Company. On the same day, the board of directors of the Company appointed Mr. Zhichen Sun as a director, Chairman of the board of directors, Chairman of the compensation committee, Chairman of the nominating and corporate governance committee, and Chief Executive Officer of the Company,