Form 20-F
period 2025-09-30
XChange TEC.INC
filed 2026-01-14
CIK 1769256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Room 613, No.259, Guoxia Road
Yangpu District, Shanghai, 200433
People’s Republic of China
(Address of principal executive offices)

Zhichen Sun, Chief Executive Officer
Phone: +86-21-6422-8532

Room 613, No.259, Guoxia Road

Yangpu District, Shanghai, 200433

People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing two thousand four hundred (2,400) Class A ordinary shares, par value US$0.0000001 per share)	XHG	NASDAQ Capital Market
Class A ordinary shares, par value US$0.0000001 per share*

*	As of the date of this annual report. Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

As of September 30, 2025, there were 123,715,022,675 ordinary shares outstanding, consisting of 111,851,094,785 Class A ordinary shares and 11,863,927,890 Class B ordinary shares, all with a par value of US$0.0000001 per share.

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
Emerging growth company ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

●	“ADSs” refers to our American depositary shares, each of which represents 2,400 Class A ordinary shares as of the date of this annual report;

●	“Acquisition” has the meaning ascribed to it in the note below**;

●	“Alpha Mind” refers to Alpha Mind Technology Limited, a company incorporated under the laws of the British Virgin Islands, and, if applicable, its consolidated entities;

●	“China” or the “PRC” refers to the People’s Republic of China, including, for the purposes of this annual report, Hong Kong and Macau, unless referencing specific laws and regulations and other legal and tax matters applicable only to mainland China, and excluding, for the purposes of this annual report only, Taiwan;

●	“CBIRC” means the China Banking and Insurance Regulatory Commission;

●	“Continuing Operations” has the meaning ascribed to it in the note below*;

●	“Current VIEs” or “VIEs” refer to Huaming Insurance Agency Co., Ltd. and Huaming Yunbao (Tianjin) Technology Co., Ltd.**;

●	“Current WFOE” or “Alpha Mind WFOE” refer to Jiachuang Yingan (Beijing) Information & Technology Co., Ltd.**;

●	“Discontinued Operations” has the meaning ascribed to it in the note below*;

●	“Disposal” has the meaning ascribed to it in “Item 4. Information on the Company—A. History and development of the Company”;

●	“Disposed Business” has the meaning ascribed to it in “Item 4. Information on the Company—A. History and development of the Company”;

●	“Notes” has the meaning ascribed to it in “Item 4. Information on the Company—A. History and development of the Company”;

●	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0000001 per share as of the date of this annual report;

●	“RMB” and “Renminbi” refer to the legal currency of mainland China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	“VIE” refers to variable interest entity; and

●	“we,” “us,” “our company,” “our,” “the Company”, and “the Group” means, XChange TEC.INC (formerly known as FLJ Group Limited) and its subsidiaries, which include Alpha Mind following the consummation of the Acquisition. XChange TEC.INC is a Cayman Islands holding company with no operations of its own and conducts its business through its subsidiaries and the Current VIEs in China. The Current VIEs are consolidated for accounting purposes but are not entities in which XChange TEC.INC owns any equity.

*	On October 26, 2021 and December 17, 2021, XChange TEC.INC, then named FLJ Group Limited (together with its consolidated subsidiaries, the “Group”), transferred all of its equity interest in Shanghai Qingke Investment Consulting Co., Ltd. (“Q&K Investment Consulting”) and Qingke (China) Limited (“Q&K HK”), respectively, to Wangxiancai Limited, which was a related party of the Group and is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “First Equity Transfer”). As of September 30, 2022, the Group did not account for the transfer of equity interest in Q&K HK, Q&K Investment Consulting and Q&K E-commerce as a discontinued operation, as XChange TEC.INC was the primary beneficiary of Q&K HK, Q&K Investment Consulting and Q&K E-commerce as XChange TEC.INC had the power to direct the activities of these companies that most significantly impact their economic performance and XChange TEC.INC had the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception. On October 31, 2023, the Group transferred all of its equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Haoju”), to Wangxiancai Limited, at nominal consideration (the “Second Equity Transfer”). Upon the completion of the Second Equity Transfer, the Group no longer conducts long-term apartment rental business in China. The disposals of Q&K Investment Consulting, Q&K HK and Haoju are accounted as discontinued operations (“Discontinued Operations”). The remaining ongoing business operations of our Group (excluding these disposed entities) are accounted as continuing operations (“Continuing Operations”). See Note 1—Organization and Principal Activities to our consolidated financial statements for more information.

**	On November 22, 2023, we entered into an equity acquisition agreement with Alpha Mind, an insurance agency and insurance technology business in the PRC, and Alpha Mind’s shareholders to acquire all of the issued and outstanding shares in Alpha Mind (the “Acquisition”). The Acquisition of Alpha Mind was consummated on December 28, 2023. Alpha Mind conducts its insurance agency and insurance technology businesses in the PRC through its indirectly wholly-owned subsidiary, Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. (the “Current WFOE”) and the Current WFOE’s consolidated variable interest entities. In April 2022, Alpha Mind, through the Current WFOE, entered into contractual arrangements with Huaming Insurance Agency Co., Ltd. (“Huaming Insurance”) and Huaming Yunbao (Tianjin) Technology Co., Ltd. (“Huaming Yunbao, together with Huaming Insurance, the “Current VIEs”), respectively. Via such contractual arrangements (the “VIE Structure”), we are regarded as the primary beneficiary of the Current VIEs and consolidate the financial results of the Current VIEs under U.S. GAAP. The VIE structure is not equivalent of an investment in the equity interest of the Current VIEs.

Our fiscal year-end is September 30. “FY 2023” refers to our fiscal year ended September 30, 2023, “FY 2024” refers to our fiscal year ended September 30, 2024, and “FY 2025” refers to our fiscal year ended September 30, 2025.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB7.1190 to US$1.00, the noon buying rate on September 30, 2025 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On January 9, 2026, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB 6.9772 to US$1.00.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States. Thus, we believe that it is uncertain whether and on what basis a PRC court would enforce a judgment ruled by a court in the United States. As such, there is uncertainty as to the cost and time constraints associated with seeking enforcement of such a judgment in PRC.

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

Our Dual Class Share Structure

We have a dual class share structure. As of the date of this annual report, we had 123,715,022,675 ordinary shares outstanding, consisting of 111,851,094,785 Class A ordinary shares represented by 46,604,623 ADSs and 11,863,927,890 Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share.

Golden Stream Ltd., a company controlled by Mr. Yong Zhang, beneficially owns all of our issued Class B ordinary shares, representing 9.59% of the total outstanding share capital and 51.47% of the voting power of the Company as of the date of this annual report, due to the disparate voting powers associated with our dual-class structure. The Class B ordinary shares held by Golden Stream Ltd. represent the maximum number of shares underlying the Company’s share incentive plans adopted in 2022 (the “2022 Plan”), 2024 (the “2024 Plan) and 2025 (the “2025 Plan”). Golden Stream Ltd. and its controlling shareholder Mr. Zhang Yong have agreed to act upon the instructions from a committee of the Company (the “ESOP Operation Committee”), consisting of Yong Zhang and Jiaxing Chang, determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2022 Plan, 2024 Plan and 2025 Plan, the disposition of these Class B ordinary shares. As a result of the dual class share structure and the concentration of ownership, Golden Stream Ltd. and the ESOP Operation Committee have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions.

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

Equity Interest

VIE contractual arrangement

Permissions Required from the PRC Authorities

We conduct our business in China through our subsidiaries and the Current VIEs. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our subsidiaries or the Current VIEs are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of the Current VIEs is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of the Current VIEs has obtained a valid business license from the local SAMR, and no application for any such license has been denied. In addition, the Current VIEs are also required to obtain insurance agency operating licenses pursuant to the PRC laws. As of the date of this annual report, as advised by our PRC legal counsel, Beijing Kingdom Law Firm, we and the Current VIEs have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our subsidiaries or Current VIEs to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries or Current VIEs do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

On February 17, 2023, the CSRC issued the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and five supporting guidelines, which became effective on March 31, 2023 (the “Overseas Listing Regulations”). The Overseas Listing Regulations are applicable to overseas securities offerings and/or listings conducted by issuers who are (i) companies incorporated in the PRC and (ii) companies incorporated overseas with substantial operations in the PRC. The Overseas Listing Regulations stipulate that such issuer shall fulfill the filing procedures within three working days after it makes an application for initial public offering and listing in an overseas stock market. Among other things, if an overseas listed issuer intends to effect any follow-on offering in an overseas stock market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) domestic legal opinions. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless. In addition, on September 24, 2024, PRC State Council promulgated the Administration Regulations on Cyber Data Security, or the Cyber Data Security Regulation, which became effective on January 1, 2025. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities.

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

Cash and Asset Flows Through Our Organization

Alpha Mind WFOE, the VIEs, or investors transfer funds through our organization under the applicable PRC laws and regulations. To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIEs by the PRC government to transfer cash. As of the date of this annual report, none of XHG, its subsidiaries, or the VIEs has written cash management policies or procedures in place that dictate how funds are transferred. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

Transfers between the VIEs and Alpha Mind WFOE

The VIEs are the main operating entities, which receive their revenues in RMB. Alpha Mind WFOE may receive payments from the VIEs, pursuant to the Contractual Arrangements. There may also be transfers via intercompany loans between Alpha Mind WFOE and the VIEs.

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

For our Hong Kong subsidiary, Alpha Mind HK, and the holding company, XChange TEC.INC, or the Non-PRC Entities, there is no restriction on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to U.S. investors. Also, there are no restrictions or limitations on the abilities of the Non-PRC Entities to distribute earnings from the businesses, including the subsidiaries and/or the consolidated VIEs, to XChange TEC.INC or from XChange TEC.INC to U.S. investors, as well as the ability to settle amounts owed under the Contractual Arrangements. There are also no restrictions or limitations on the ability of Alpha Mind WFOE to settle amounts owed under the Contractual Arrangements as both Alpha Mind WFOE and the VIEs are incorporated in China and the amount to be settled will be in RMB without foreign exchange control. For more details, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

We, XChange TEC.INC, are a Cayman Islands holding company, and we may rely principally on dividends and other distributions on equity paid by our subsidiaries for cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. As we conduct our operations in China primarily through our subsidiaries and the VIEs, our ability to pay dividends to the shareholders and to service any debt we may incur may depend upon dividends paid by our subsidiaries and license and service fees paid by the VIEs. Current PRC regulations permit Alpha Mind WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. In addition, our subsidiaries and the VIEs in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. For more details, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. For more details about the employee welfare fund, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.” Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC company to a Hong Kong resident enterprise may be reduced to 5% from a standard rate of 10%, if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Under the Notice of the State Taxation Administration on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include, but are not limited to: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the twelve consecutive months preceding the receipt of the dividends. Further, the State Taxation Administration, or the STA, promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner”. Furthermore, the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report with the tax authorities. Therefore, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment rather than substantive business activities, then we will not qualify as a “beneficial owner”, and the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries. For more details, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

As of the date of this annual report, no dividends or distributions have been made to date between the holding company, XChange TEC.INC, its subsidiaries, and the consolidated VIEs, or to investors, including the U.S. investors (i.e., there have not been any dividends or distributions that a subsidiary or consolidated VIEs have made to the holding company, XChange TEC.INC, or to investors, including U.S. investors). The holding company, XChange TEC.INC, its subsidiaries, and the consolidated VIEs do not have any plans to distribute earnings or dividends or settle amounts owed under the Contractual Arrangements in the foreseeable future.

To the extent cash and/or assets in the business are in the PRC and/or Hong Kong or our PRC and/or Hong Kong entities, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and/or assets. The cash transfer among the holding company, XChange TEC.INC, its subsidiaries and the consolidated VIEs is typically transferred through payment for intercompany services or intercompany borrowings between the holding company, XChange TEC.INC, its subsidiaries and the consolidated VIEs. There are no tax consequences for intercompany borrowings or the payment for intercompany services, except for the standard value added taxes and/or income taxes for the revenues and/or profits generated from such services.

During the fiscal year ended September 30, 2025, cash and other asset transfers between the holding company, XChange TEC.INC, its subsidiaries, and the consolidated VIEs were as follows:

During the Fiscal Year Ended September 30, 2025
Transfer From	Transfer To	Approximate Value (RMB)	Type
Alpha Mind HK	Xchange TEC.INC	59,087,700	Paid notes payable on behalf of XChange TEC.INC

Other than disclosed above, there were no cash or other asset transfers during the fiscal years ended September 30, 2023 between the holding company, Xchange TEC.INC, its subsidiaries, and the consolidated VIEs.

A	[Reserved]

Selected Financial Data

Financial Information Related to the VIEs

The following tables present the disaggregated condensed consolidating schedules of financial position as of September 30, 2025 and the disaggregated condensed consolidating schedules of cash flows and results of operations for the years ended September 30, 2025 of all of the entities that are consolidated in the consolidated financial statements included elsewhere in this annual report, which are the following entities: Xchange TEC.INC, Alpha Mind HK, the VIEs, and Alpha Mind WFOE which is the primary beneficiary of the VIEs for accounting purposes.

	For the Year Ended September 30, 2025
Condensed Consolidating Schedule of Financial Position	XChange TEC.INC	Alpha Mind HK	Alpha Mind WFOE	VIEs	Elimination	Consolidating
	(RMB in thousands)
Cash and cash equivalents	—	4,445	35	6,399	—	10,879
Short-term investment	—	—	—	1,891	—	1,891
Accounts receivable, net	—	—	—	23,455	—	23,455
Advances to suppliers	—	—	77	2,516	—	2,593
Other current assets	(1,107)	73,185	(1,372)	948	(70,612)	1,042
Total Current Assets	(1,107)	77,630	(1,260)	35,209	(70,612)	39,860

NON-CURRENT ASSETS:
Restricted Cash, non-current	—	—	—	5,000	—	5,000
Property and equipment, net	—	—	—	6	—	6
Operating lease right-of-use asset	—	—	—	551	—	551
Intangible assets	678	—	—	—	—	678
Goodwill	23,283	—	—	—	—	23,283
Total Non-current Assets	23,961	—	—	5,557	—	29,518

Total Assets	22,854	77,630	(1,260)	40,766	(70,612)	69,378

Current Liabilities:
Accounts payable	—	—	—	29,480	—	29,480
Taxes payable	—	—	1	1,552	—	1,553
Amount due to related parties	—	—	1,060	—	—	1,060
Accrued expenses and other current liabilities	41,435	744	646	8,825	(506)	51,144
Short-term debt	(56,919)	94,293	—	—	(4,841)	32,533
Advance from customer	—	—	—	17	—	17
Operating lease liabilities, current	—	—	—	199	—	199
Contingent liabilities for payable for asset acquisition	165,161	—	—	—	—	165,161
Notes payable	733,257	—	—	—	(65,236)	668,021
Total Current Liabilities	882,934	95,037	1,707	40,073	(70,583)	949,168

NON-CURRENT LIABILITIES:
Operating lease liabilities, noncurrent	—	—	—	353	—	353
Total Non-current Liabilities	—	—	—	353	—	353
Total Liabilities	882,934	95,037	1,707	40,426	(70,583)	949,521

SHAREHOLDERS’ DEFICIT:
Ordinary shares	178,715	858	—	—	—	179,573
Additional paid-in capital	3,412,202	—	88	53,220	—	3,465,510
Accumulated deficit	(4,530,946)	(18,334)	(3,055)	(52,880)	—	(4,605,215)
Accumulated other comprehensive loss	79,949	69	—	—	(29)	79,989

Total shareholders’ deficit	(860,080)	(17,407)	(2,967)	340	(29)	(880,143)

	For the Year Ended September 30, 2025
Condensed Consolidating Schedule of Results of Operations	XChange TEC.INC	Alpha Mind HK	Alpha Mind WFOE	VIEs	Elimination	Consolidating
	(RMB in thousands)
Operating revenues	—	5,342	—	359,925	—	365,267
Cost of revenue	—	(5,279)	—	(351,987)	—	(357,266)
Gross profit	—	63	—	7,938	—	8,001
Operating expenses	(693,390)	(13,488)	(2,142)	(19,324)	—	(728,344)
Income from operations	(693,390)	(13,425)	(2,142)	(11,386)	—	(720,343)
Other Income (Expense)	(27,524)	(787)	(42)	328	—	(28,025)
Income tax expense	—	—	—	(46)	—	(46)
Loss from VIEs	—	—	(11,104)	—	11,104	—
Loss in subsidiaries	(27,500)	(13,288)	—	—	40,788	—
Net loss from continuing operations to XHG	(748,414)	(27,500)	(13,288)	(11,104)	51,892	(748,414)

	For the Year Ended September 30, 2025
Condensed Consolidating Schedule of Cash Flows	XChange TEC.INC	Alpha Mind HK	Alpha Mind WFOE	VIEs	Elimination	Consolidating
	(RMB in thousands)
Net cash provided by (used in) operating activities	66,839	(74,752)	(2,552)	(1,233)	—	(11,698)
Net cash (used in) provided by investing activities	(630)	—	—	140	—	(490)
Net cash (used in) provided by financing activities	(61,945)	78,239	2,495	—	—	18,789
Effect of exchange rate	(4,264)	457	—	—	—	(3,807)
Net increase (decrease) in cash and cash equivalents	—	3,944	(57)	(1,093)	—	2,794
CASH AND CASH EQUIVALENTS, beginning of year	—	501	92	12,492	—	13,085
CASH AND CASH EQUIVALENTS, end of year	—	4,445	35	11,399	—	15,879

B	Capitalization and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

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

In connection with the Acquisition, we issued the Notes in an aggregate amount equal to the purchase price to the selling shareholders of Alpha Mind. The Notes, with an outstanding principal amount of USD$93,836,423 as of September 30, 2025, have a maturity of 90 days from the closing date, which was subsequently extended to December 31, 2025 and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year, an interest rate at an annual rate to 3% per annum and are secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind and its subsidiaries.

To date, we have paid off a total principal amount of US$77,000,000 by issuing Class A ordinary shares of the Company to the noteholders. We intend to pay the rest of the Notes by either using the cash flow generated by our operation or through debt or equity offerings or loans. However, we may not be able to obtain financing or fund raising on favorable terms or at all. If we failed to obtain such financing and were unable to perform our payment obligations under the terms of the Notes before the maturity date, the holders of the Notes may exercise their collateral rights. We will lose control of and no longer be able to consolidate Alpha Mind and our business, financial condition, results of operations and prospects will be adversely affected. Depending on market conditions, we may also choose to pay a portion of the Notes through issuance of Class A ordinary shares.

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

We generated a net loss of RMB71.3 million (US$9.8 million) in FY 2023, a net loss of RMB226.8 million (US$32.3 million) in FY 2024 and a net loss of RMB 748.4 million (US$105.1 million) in FY 2025. As of September 30, 2025, we had an accumulated deficit of RMB4,605.2 million (US$646.9 million). Our net cash used in operating activities from continuing operations were RMB 22.2million, RMB 9.0 million and RMB 11.7 million for FY 2023, FY 2024 and FY2025, respectively. As of September 30, 2024 and 2025, our current liabilities exceeded current assets by RMB 1,271.2 million and RMB 909.3 million, respectively. We disposed of our long-term rental apartment rental business in October 2023 and we had no revenues from Continuing Operations for the years ended September 30, 2023.

On December 28, 2023, we completed the acquisition of 100% equity interest in Alpha Mind for a consideration of US$180,000,000. The purchase price is payable in the form of the Notes. The Notes, with an outstanding principal amount of USD$93.8 million as of September 30, 2025, have a maturity of 90 days from the closing date, which was subsequently extended to December 31, 2025, and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities.

We intend to pay the rest of the Notes by either using the cash flow generated by our operation or through debt or equity offerings or loans. However, we may not be able to obtain financing or fund raising on favorable terms or at all. If we failed to obtain such financing and were unable to perform our payment obligations under the terms of the Notes before the maturity date, the selling shareholders of Alpha Mind may exercise their collateral rights. We will lose control of and no longer be able to consolidate Alpha Mind and our business, financial condition, results of operations and prospects will be adversely affected. Depending on market conditions, we may also choose to pay a portion of the Notes through issuance of Class A ordinary shares. See “—Risks Relating to Our Business and Industry—If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.”

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

We are subject to customer concentration risk. For the years ended September 30, 2024 and 2025, the commission revenue generated from one client, a state-owned insurance company exceeded 10% of the total revenue for the respective period. In addition, we face concentration from specific geographical regions. A significant amount of our commission received of our policies sold are located in three provinces in Northern China, which collectively contributed over 50% of our commission revenue for the years ended September 30, 2024 and 2025. The breakdown of revenue contribution from these provinces is set forth below:

	Percentage of Revenue Contribution
Province	Year Ended September 30, 2024	Year Ended September 30, 2025
Tianjin	23.50%	21.88%
Shandong	20.06%	21.28%
Jiangsu	14.16%	21.04%

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

A majority of the insurance purchased through our platform and agency services is automobile insurance. Our overall operating results are substantially dependent upon our success in our automobile segment. For the years ended September 30, 2024 and 2025, 75% and 77%, respectively, of Alpha Mind’s total revenue was derived from its automobile segment. Our success in the automobile insurance market will depend upon a number of additional factors, including:

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

If we fail to implement or maintain an effective system of internal controls over financial reporting, we may not be able to accurately and timely report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are a public company listed in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, as we have ceased to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm may be required attest to and report on the effectiveness of our internal control over financial reporting, depending on whether we are an accelerated filer. If we identify one or more material weaknesses in internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Our management concluded that our internal control over financial reporting was not effective as of September 30, 2025 as we and our independent registered public accounting firm identified the following material weakness in our internal control over financial reporting: The material weakness identified relates to lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to (a) formalize and carry out key controls over financial reporting, (b) properly address complex accounting issues and (c) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and lack of a comprehensive accounting policy manual and closing procedure manual for its finance department to convert its primary financial information prepared under accounting principles generally accepted in the PRC into U.S. GAAP. As a result of the identification of the material weaknesses, we have been taking measures to remedy this control deficiency. However, we can give no assurance that the implementation of these measures will be sufficient to eliminate such material weaknesses or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs. For more details, please see “ITEM 15. CONTROLS AND PROCEDURES - Management’s Annual Report on Internal Control over Financial Reporting.”

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

We believe that our corporate structure and contractual arrangements comply with PRC laws and regulations. Based on its understanding of the relevant laws and regulations, our PRC legal counsel, Beijing Kingdom Law Firm, is of the opinion that each of the contracts among Current WFOE, the Current VIEs and their shareholders is valid, binding and enforceable in accordance with its terms.

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

We and the PRC subsidiaries rely on contractual arrangements with the Current VIEs and their shareholders to operate their business. These contractual arrangements may not be as effective as direct ownership in providing us and the PRC subsidiaries with control over the Current VIEs.

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

We and the PRC subsidiaries may replace the shareholders of the Current VIEs pursuant to the contracts with the Current VIEs and their shareholders. However, if any dispute relating to these contracts or the replacement of the Current VIEs’ shareholders remains unresolved, we and the PRC subsidiaries must enforce their rights under these contracts under PRC law and be subject to uncertainties in the PRC legal system.

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

Our current auditor OneStop Assurance PAC Singapore (“OneStop”), which is headquartered in Singapore and issued the audit report for the fiscal year ended September 30, 2023, 2024 and 2025 included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this annual report, OneStop is not included in the list of PCAOB Identified Firms in the Determination Report.

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

On November 8, 2024, we received a notice from NASDAQ stating that we were not in compliance with the requirement to maintain a minimum bid price of US$1 per share as set forth under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) for continued listing on the NASDAQ Capital Market. On November 26, 2024, we received a notice from Nasdaq stating that we had regained compliance with the Bid Price Rule.

We also received a notice from NASDAQ dated November 13, 2024 stating that we were not in compliance with the requirement to maintain a minimum Market Value of Listed Securities (“MVLS”) of $35 million as set forth under Nasdaq Listing Rule for continued listing on the NASDAQ Capital Market.

On June 11, 2025, the Company received a notice from NASDAQ stating that the Company has regained compliance with the requirement to maintain a minimum MVLS of $35 million as set forth under Nasdaq Listing Rule 5550(b)(2) for continued listing on the NASDAQ Capital Market.

Notwithstanding the foregoing, we cannot assure you that we will be able to comply with all Nasdaq Listing Rules at all times, or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by NASDAQ, including but not limited to delisting.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of the date of this annual report, we had 123,715,022,675 ordinary shares outstanding, consisting of 111,851,094,785 Class A ordinary shares represented by 46,604,623 ADSs and 11,863,927,890 Class B ordinary shares. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of the ADSs could decline.

We have granted share-based awards to certain management, employees and non-employees. In addition, we adopted share incentive plans in 2019 (the “2019 Plan”), 2022 (the “2022 Plan”), 2024 (the “2024 Plan”) and 2025 (the “2025 Plan”), under which we may have the discretion to grant a range of share-based awards to eligible participants. We intend to register all Class A ordinary shares that we have issued or that we may issue in connection with any employee share-based awards. Once we register these ordinary shares, ADSs representing them can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. If ADSs representing a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of the ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase the ADSs.

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

No condition or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs, including purchasers of ADSs in secondary market transactions, or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder. Therefore, in the event that there are claims brought under federal securities laws against us or the depositary brought by any holder or owner of ADSs, including purchasers of ADSs in secondary market transactions, such claims may be submitted to arbitration pursuant to the arbitration provision in the deposit agreement, or may be brought in a court of competent jurisdiction, at the election of the claimant.

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

We have a dual class share structure. As of September 30, 2025, our outstanding ordinary shares consist of 111,851,094,785 Class A ordinary shares and 11,863,927,890 Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder or a trust whose beneficiary is an Affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Golden Stream Ltd., a company controlled by Mr. Yong Zhang, beneficially owns all of our issued Class B ordinary shares, representing 9.59% of the total outstanding share capital and 51.47% of the voting power of the Company as of the date of this annual report, due to the disparate voting powers associated with our dual-class structure. The Class B ordinary shares held by Golden Stream Ltd. represent the maximum number of shares underlying the Company’s 2022 Plan, 2024 Plan and 2025 Plan. Golden Stream Ltd. and its controlling shareholder Mr. Yong Zhang have agreed to act upon the instructions from the ESOP Operation Committee of the Company, consisting of Yong Zhang and Jiaxing Chang determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2022 Plan, 2024 Plan, and 2025 Plan, the disposition of these Class B ordinary shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation” and Item 6. Directors, Senior Management and Employees—E. Share Ownership.

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

Based on the composition of our income and assets and the trading price of our ADSs or Class A ordinary shares, we believe there is a significant risk that we were a PFIC for U.S. federal income tax purposes for our taxable year ended September 30, 2025. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. U.S. Holders should note that, if we are determined to be a PFIC for any taxable year, we do not currently intend to prepare or provide the information that would enable investors to make a qualified electing fund election which, if available, would result in different (and generally, less adverse) U.S. federal income tax consequences under the PFIC rules. Further, if we are a PFIC for any year during which a U.S. Holder holds ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on U.S. Internal Revenue Service (“IRS”) Form 8621. If we were a PFIC in taxable year ended September 30, 2025 but cease to be a PFIC in a subsequent year, a U.S. Holder who held our Class A ordinary shares or ADSs in any year in which we were a PFIC should consider making the “purging” election described above. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” for more details. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of holding stock or ADSs in a PFIC.

We incur increased costs as a result of being a public company.

As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As we are no longer an “emerging growth company” that may take advantage of specified reduced reporting and other requirements, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

On October 26, 2021, December 17, 2021, and October 31, 2023, we transferred all of our equity interest in Q&K Investment Consulting (the “Former WFOE”), Qingke (China) Limited (“Q&K HK”), and Haoju Artificial Intelligence Technology Co., Ltd. (“Haoju”), respectively, to Wangxiancai Limited (the “Equity Transfer”), which was beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party, for nominal consideration. The consideration was nominal value because Q&K HK, the Former WFOE and Haoju were loss-making and had net liabilities and the possibility that they would generate cash flow in the future was minimal considering (i) decreasing demand for long-term rental apartments in areas they operated due to population outflow from these areas; and (ii) increasing operating costs as a percentage of revenue as it had incurred certain fixed costs and experienced decreasing revenue streams. The Former WFOE was a wholly owned subsidiary of Q&K HK, and had a series of contractual arrangements with our former variable interest entity, Shanghai Qingke E-commerce Co., Ltd. through which we carried out certain rental apartment operation business prior to the Equity Transfer. The Equity Transfer was performed to dedicate our business resources to operate higher-quality rental apartments through our subsidiaries in China. Wangxiancai Limited ceased to be a related party of the Company in October 2023.

On November 22, 2023, we entered into an equity acquisition agreement with Alpha Mind, an insurance agency and insurance technology business in the PRC, and Alpha Mind’s then shareholders to acquire all of the issued and outstanding shares in Alpha Mind for an aggregate purchase price of US$180,000,000 (the “Acquisition”). The purchase price is payable in the form of promissory note (each, a “Note” and collectively, the “Notes”). The Notes have a maturity of 90 days from the closing date, which was subsequently extended to December 31, 2025, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities. To date, the Company has paid off a total principal amount of US$77,000,000 by issuing Class A ordinary shares of the Company to the noteholders. The Company intends to pay the rest of the promissory notes by either using the cash flow generated by the Company’s operation or through debt or equity offerings or loans; however, depending on market conditions, the Company may also choose to pay a portion of the promissory notes through issuance of Class A ordinary shares. We have been also exploring financing opportunities with certain Asia-based investors who are not U.S. persons and who are not affiliated to us or the Current VIEs. The financing may involve equity-based instruments, including convertible debt. However, the terms and conditions are still under negotiation and there are uncertainties whether we can close the financing on favorable terms and in a timely manner or at all. In the event that we fail to repay the promissory notes within the extended maturity date, the noteholders may exercise their collateral rights in which case we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.” The Acquisition was completed on December 28, 2023, upon which Alpha Mind become our wholly-owned subsidiary and we assumed and began conducting the principal business of Alpha Mind.

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

On June 6, 2024, the Company and Burgeon Capital Inc (“Burgeon Capital”) entered into certain share conversion documents (the “Conversion Documents”), pursuant to which, the Company agreed to issue to Burgeon Capital and Burgeon Capital agreed to subscribe from the Company, the Converted Shares, as the repayment by the Company to Burgeon Capital of all outstanding principal amount and accrued interest under the promissory note issued to Burgeon Capital on December 28, 2023, with a total amount of US$27,342,000.

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

On December 12, 2024 and December 20, 2024, the Company issued 82,800,000,000,000 and 84,000,000,000,000 Class A Ordinary shares respectively in accordance with a Securities Purchase Agreement with VG Master Fund SPC (“VG”) dated September 24, 2024.

On April 23, 2025, the Company, MMTEC, Inc. (“MMTEC”), who was the then holder of the Note in the original principal amount of US$153,000,000, and Infinity Asset Solutions Ltd. (“Infinity Asset”), entered into a Note Purchase Agreement, pursuant to which Infinity Asset purchased from MMTEC, a portion of the Note (the “Infinity Note”) representing US$51,988,242 of the total US$153,738,529 of the unpaid principal and accrued and unpaid interest under the Note.

On May 6, 2025 the Company changed the ratio of the ADSs representing its Class A ordinary shares from one (1) ADS representing one hundred and twenty (120) Class A ordinary share to one (1) ADS representing two thousand four hundred (2,400) Class A ordinary shares.

On May 9, 2025, the Company and Infinity Asset entered into a share subscription agreement and a payoff letter, pursuant to which, the Company issued 108,027,515,844 Class A Ordinary Shares to Infinity Asset, as the repayment by the Company to Infinity Asset of all outstanding principal amount and accrued interest under the Infinity Note with a total amount of US$51,988,242.

On June 30, 2025, the Company and MMTEC agreed to extend the maturity date of the Note held by MMTEC and accrued interest to date to December 31, 2025 and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year.

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure upon consummation of the Acquisition and as of the date of this annual report.

Our principal executive offices are located at Room 613, No.259, Guoxia Road, Yangpu District, Shanghai, 200433, People’s Republic of China. Our telephone number at this address is +86-21-6422-8532. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1 1111, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is https://ir.xhghk.com. The information contained on our website is not a part of this annual report.

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

In the second half of 2023, Company’s rental apartment business was failing to meet performance expectations, operating at a financial loss, while market conditions remained unfavorable. Meanwhile, China’s insurance industry was experiencing steady growth. After careful deliberation, the Company’s management team decided to pursue a business transformation. On September 12, 2024, we sold all of the equity interest in QK365, FENGLINJU PROPERTY (CHINA) LIMITED and Shanghai Meileju Intelligent Technology Co., Ltd to Wangxiancai Limited, a limited company incorporated under the laws of Hong Kong for nominal consideration. As a result of the Disposal, we have no longer conducted the long-term apartment rental business as of the date of this annual report and the results of our disposed long-term apartment rental business are accounted as discontinued operations in accordance with ASC 205-20-45 in the financial statements as of and for the fiscal year ended September 30, 2024 included elsewhere in this annual report.

For additional information, see Note 3 – “Disposition of Long-term Apartment Rental Business” to our consolidated financial statements included elsewhere in this annual report.

Our Business

After the Disposal, we acquired Alpha Mind, an insurance agency and insurance technology business in the PRC, on December 28, 2023. Alpha Mind conducts its insurance agency and insurance technology businesses in the PRC through the Current WFOE and Current VIEs.

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

With our solid foundation and unwavering commitment to excellence, we are confident in our ability to capitalize thriving Chinese insurance agency market. In 2024, we were ranked 80 among the top 100 insurance intermediaries in China, in terms of insurance premium facilitated. We, through the Current VIEs, are principally engaged in the insurance agency business primarily through a “Business to Business to Consumer,” or B2B2C, model. We offer a wide variety of insurance products underwritten by major insurance companies in China, including industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in China, to insurance purchasers and generate revenue from commissions from these insurance companies, typically based on a percentage of the premium paid by insurance purchasers. In 2024 and September 30, 2025, Alpha Mind sold 22,765,794 and 6,348,844 insurance policies with an aggregate premium of approximately RMB2,219.116 million and RMB 2,660.119 million, respectively.

Alpha Mind sells insurance policies primarily through a network of external referral sources, which comprised more than 765 external registered sales representatives and 221 strategic channel partners as of September 30, 2025, as well as through the in-house sales force. As of September 30, 2025, Alpha Mind had branch coverage in 12 cities in 10 provinces, autonomous regions and municipalities in China and had established collaborative relationships with 24 insurance companies and approximately 136 of their branches in China.

On March 24, 2025, we consummated the acquisition of Topone Consultant Limited (“Topone”), a Hong Kong-based insurance brokerage firm licensed by the Hong Kong Insurance Authority. It grants us direct access to Hong Kong’s dynamic insurance market and paves the way for the Company to launch tailored insurance solutions for clients across China and international markets. Hong Kong’s insurance sector has demonstrated robust growth driven by rising demand from mainland Chinese clients and expatriates seeking international-standard wealth preservation tools. As a gateway linking global capital flows, Hong Kong offers unparalleled opportunities to serve high-net-worth individuals, multinational corporations, and cross-border investors. Our entry into Hong Kong market aligns with the vision to become a one-stop hub for clients seeking sophisticated risk management and wealth enhancement solutions. The local regulatory capabilities allow our business team to deliver innovative insurance products that meet the evolving needs of Asia’s affluent population.

For the risks associated with being based in or having the majority of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” For the risks associated with the HFCA Act, see “Part I—Risks Associated with the Holding Foreign Companies Accountable Act.”

Our Insurance Agency Business

We specialized in distributing automobile insurance policies at the earlier stage of our business and subsequently expanded our insurance product portfolio to include other types of insurance including life, health, group accident and other property related insurances. In 2025, insurance premium from property related insurance accounted for approximately 98.75% of the total insurance premium from Alpha Mind’s insurance policies sold.

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

We generate revenue from our insurance agency business primarily through collecting commissions from insurance companies for successful sales of their insurance products, which are typically based on a percentage of the premium paid by insurance policy purchasers. The commission rates are typically set by insurance companies and vary for different product types, different insurance companies and different geographic regions in which the insurance products are sold. The commission rates are also subject to adjustments by insurance companies from time to time based on their expectation on profits, consumer demand for insurance products in the market, the availability and pricing of comparable products from other insurance companies, regulatory requirements and governmental policies, and other factors that affect insurance companies at the relevant time. In this connection, the average commission rates also varied between different cities in which we operate our insurance agency business, and in 2024 and September 30, 2025, Alpha Mind’s by insurance type average commission rates ranged from 4% to 35% and 3% to 71%, respectively, while its overall average commission rate was 10% and 10.6%, respectively.

Our SaaS Platform

In 2023, capitalizing on the growing prevalence of mobile internet, Alpha Mind introduced a SaaS platform to enhance its insurance agency business. The implementation of our SaaS platform has allowed us to offer more comprehensive services and expand our reach from offline to online customers. We continue to refine the functions of this platform to suit the needs of the insurance agency business. We believe this platform has several key advantages that further augment our services.

This SaaS platform functions as an internal operational management system designed to enhance the efficiency and scalability of insurance operations. While it does not directly generate revenue, it provides a foundational infrastructure that enables insurance institutions and individual insurance brokers to onboard smoothly through a one-click process. This facilitates the rapid configuration of organizational structures, user accounts, client profiles, and access permissions.

The platform integrates in real-time with external insurance databases, appointment scheduling systems, policy records, and performance tracking data. This integration creates a fully closed-loop sales process, enhancing data consistency and operational continuity across all stages.

To support business growth and adaptability, the platform offers reserved expansion interfaces (an application programming interface used to connect with insurance providers). These allow for the quick integration of multiple insurance companies and their products, enabling a broader service offering and partnership ecosystem. Insurance brokers can also use the front-end interface of the SaaS platform to show the products detail to consumers, which can improve the efficiency of insurance selling process.

By leveraging data-driven insights and standardized operational workflows, the system helps reduce the administrative overhead and costs associated with insurance operations. Ultimately, it makes insurance sales more straightforward, management more transparent, and customer service more professional.

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

In 2024 and September 30, 2025, Alpha Mind sold 22,765,794 and 6,348,844 insurance policies of various insurance companies, respectively. Our insurance policies generally have a term of one to two years. These policies are underwritten by insurance companies directly, and we are not a party to the insurance policy or other agreements with the purchasers of the policies.

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

Our customers for the insurance agency business are major insurance companies in China, which we consider as our insurance company partners. As of September 30, 2025, we had established business relationships with 24 insurance companies. These companies include industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in China.

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

Our suppliers primarily include external referral sources which we consider as our distribution channel partners. As of September 30, 2025, we had established business relationships with 221 distribution channel partners.

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

March 24, 2025, we consummated the acquisition of Topone, a Hong Kong-based insurance brokerage firm licensed by the Hong Kong Insurance Authority.

The chart below sets forth our simplified corporate structure and identifies our principal subsidiaries as of the date of this annual report.

Equity Interest

VIE contractual arrangement

Note:	On December 28, 2023, we completed the acquisition of 100% equity interest in Alpha Mind for a consideration of US$180,000,000. The purchase price is payable in the form of the Notes. The Notes have a maturity of 90 days from the closing date, which was subsequently extended to December 30, 2025, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities.

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

Based on the foregoing contractual arrangements, which grant Alpha Mind WFOE effective control of Huaming Insurance and Huaming Yunbao and enable Alpha Mind WFOE to receive all of their expected residual returns, the Company accounts for Huaming Insurance and Huaming Yunbao as VIEs. Accordingly, the Company consolidates the accounts of Huaming Insurance and Huaming Yunbao for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

D.	Property, Plants and Equipment

The table below contains a summary of our properties and the properties of the Current VIEs as of the date of September 30, 2025.

Location	Space (sq.m.)	Use	Lease Term
Room 613, No. 259 Guoxia Road, Yangpu District, Shanghai.	200	Administration	May 1, 2025 to June 30, 2026
Room 339, Building 21, West Airport Business Park, Tianjin Airport Economic Zone, Tianjin	158	Administration	February 1, 2024 to March 15, 2029
Room 338, Building 21, West Airport Business Park, Tianjin Airport Economic Zone, Tianjin	64	Operating Branch	February 1, 2024 to March 15, 2029
Room 1407, Building B, Jiangsu Mansion, No. 6103 Yitian Road, Futian District, Shenzhen	45	Operating Branch	September 1, 2025 to August 31, 2027
14-26-2007, No. 14 Pingyang Road, Xiaodian District, Taiyuan City, Shanxi Province	53	Operating Branch	August 1, 2024 to July 31, 2026
Room 217, No. 78 Haibin 6th Road, Airport Economic Zone, Tianjin	30	Operating Branch	May 31, 2025 to May 30, 2026
Room 2414-2415, 24th Floor, Shanghai Building, Anhui City	138	Operating Branch	March 16, 2025 to March 15, 2026
6-632 Yixinjiayuan, Baodi District, Tianjin City	42	Operating Branch	April 10, 2025 to April 9, 2026
Room 522, Electronic Information Technology Park, 100 meters west of the intersection of Muye Road and Hualan Avenue, Xinxiang City.	42	Operating Branch	August 19, 2024 to August 18, 2026

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

We did not generate any revenue in FY 2023 from Continuing Operations, and generate RMB288.4 million and RMB 365.3 million revenue in FY2024 and FY2025, respectively. Overall, we incurred a net loss from continuing operations of RMB25.1 million, RMB 613.2 million and RMB 748.4 million in FY 2023, FY 2024 and FY 2025, respectively.

B.	Liquidity and Capital Resources

During the reporting period, our principal sources of liquidity, which we have used to fund our growth, operations and capital expenditures for our apartments network, have been proceeds from tenants’ rental prepayment, draw-downs under short-term debt and other financing. As of September 30, 2025, we had RMB 15,879,000 in cash and cash equivalents. As of September 30, 2024, we had RMB 13,085,000 in cash and cash equivalents. We did not have any capital commitment as of September 30, 2025 and September 30, 2024.

We have been incurring losses from operations since our inception. Our accumulated deficits amounted to RMB3,856.8 million and RMB4,605.2 million (US$646.9 million) as of September 30, 2024 and 2025, respectively. Net cash used in operating activities from continuing operations were RMB 22.2 million, RMB 9.0 million, and RMB 11.7 million, for FY 2023, FY 2024 and FY 2025, respectively. As of September 30, 2024 and 2025, our current liabilities exceeded current assets by RMB 1,271.2 million and RMB 909.3 million, respectively. We disposed of our long-term rental apartment rental business in October 2023 and September 2024 and we had no revenues from continued operations for the years ended September 30, 2023. We generated RMB 365.3 million revenue and RMB 288.4 million revenue for the year ended September 2025 and September 2024, respectively. Therefore, these conditions considered in aggregate that raise substantial doubt on our ability to continue as a going concern within one year after the date on which the financial statements are issued.

On December 28, 2023, we completed the acquisition of 100% equity interest in Alpha Mind for a consideration of US$180,000,000. The purchase price is payable in the form of the Notes. The Notes have a maturity of 90 days from the closing date, which was subsequently extended to December 31, 2025, and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of the Alpha Mind and all of the assets of the Alpha Mind, including its consolidated entities. We intend to pay the promissory notes by either using the cash flow generated by our operation or through debt or equity offerings or loans. However, we may not be able to obtain financing or fund raising on favorable terms or at all. If we failed to obtain such financing and were unable to perform our payment obligations under the terms of the Notes before the maturity date, the selling shareholders of Alpha Mind may exercise their collateral rights. We will lose control of and no longer be able to consolidate Alpha Mind and our business, financial condition, results of operations and prospects will be adversely affected. For details of the risks related to the Notes, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— If we are unable to repay or refinance the Notes, we will lose control and will no longer be able to consolidate the results of operation of Alpha Mind. In addition, our level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.”

In addition to repaying the Notes, our material cash requirements as of September 30, 2025 and any subsequent interim period primarily include expenditure of daily operation, including marketing activities. We intend to meet the cash requirements for the next 12 months through a combination of short-term loan from certain third parties or related parties, issuance of ordinary shares or other equity-linked securities. In addition, with the acquisition of Alpha Mind on December 28, 2023, we will also utilize the cash generated from Alpha Mind’s business operations.

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

The following table sets forth a summary of our cash flows for the years indicated:

	FY 2023	FY 2024	FY 2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities from continuing operations	(22,178)	(8,955)	(11,698)	(1,643)
Net cash used in operating activities from discontinued operations	(17,689)	(815)	—	—
Net cash used in operating activities	(39,867)	(9,770)	(11,698)	(1,643)
Net cash provided by (used in) investing activities from continuing operations	—	10,174	(490)	(69)
Net cash provided by (used in) investing activities	—	10,174	(490)	(69)
Net cash provided by financing activities from continuing operations	37,887	8,669	18,789	2,639
Net cash provided by financing activities	37,887	8,669	18,789	2,639
Effect of foreign exchange rate changes	203	2,911	(3,807)	(535)
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,777)	11,984	2,794	392
Cash, cash equivalents and restricted cash at the beginning of the year	2,878	1,101	13,085	1,838
Cash, cash equivalents and restricted cash at the end of the year	1,101	13,085	15,879	2,230

Operating Activities

Net cash used in operating activities was RMB 11.7 million (US$1.6 million) in FY 2025. The net cash outflow was primarily attributable to our net loss, adjusted for non-cash items. The cash flow was positively impacted by a decrease in accounts receivable of RMB 13.0 million and a decrease in other current assets of RMB 6.8 million, indicating effective collection of receivables and realization of current assets and partially offset by a cash outflow of RMB 7.5 million related to a decrease in accounts payable, reflecting payments made to settle obligations with suppliers.

Net cash used in operating activities was RMB9.8 million in FY 2024, which comprised a net cash outflow in continuing operations of RMB9.0 million and a net cash outflow in discontinued operations of RMB0.8 million.

Net cash used in operating activities was RMB39.9 million in FY 2023, which comprised a net cash outflow in continuing operations of RMB22.2 million and a net cash outflow in discontinued operations of RMB17.7 million.

Investing Activities

Net cash used in investing activities was RMB 0.5 million (US$0.1 million) in FY 2025. This was primarily due to the purchase of short-term investments of RMB 8.9 million and the net cash outflow of RMB 0.6 million related to the acquisition of Topone, largely offset by proceeds from the sale of short-term investments of RMB 9.0 million.

Net cash used in investing activities was RMB 10.2 million in FY 2024.

Net cash used in investing activities was nil in FY 2023.

Financing Activities

Net cash provided by financing activities was RMB18.8 million (US$2.6 million) in FY 2025. This primarily reflecting a net cash inflow in continuing operations due to the proceeds of RMB76.8 million from the From F-3 financing, partially offset by net cash outflow of RMB59.1 million for repayment of notes payable.

Net cash provided by financing activities was RMB8.7 million (US$1.2 million) in FY 2024. which primarily due to proceeds from short-term debts.

Net cash provided by financing activities was RMB37.9 million in FY 2023, which comprised a net cash inflow in continuing operations of RMB37.9 million, primarily due to proceeds received from short-term debts.

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

Short-term investments are measured at fair value on a recurring basis and are classified within Level 2 of the fair value hierarchy. The fair values of these investments are determined using observable market inputs, including quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and other market-corroborated inputs. No significant unobservable inputs are used in the valuation.

The fair value measurement of goodwill is classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs. Additional information is disclosed in the goodwill accounting policy below.

Identifiable intangible assets recognized in a business combination are measured at fair value at the acquisition date and are classified within Level 3 of the fair value hierarchy.

Our financial instruments include cash and cash equivalents, accounts receivable, net, other current assets, accounts payable, amounts due to related parties, short-term debt, notes payable and other current liabilities.

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

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. As of September 30, 2024 and 2025, we did not have any significant unrecognized uncertain tax positions.

Discontinued operations

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and non-current liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zhichen Sun	42	Chairman of the board of directors and Chief Executive Officer
Jiaxing Chang	31	Director, Chief Financial Officer
Guofu Wu	39	Independent director
Nini Qiao	35	Independent director

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

B.	Compensation

For FY 2025, we accrued an aggregate of approximately RMB1.60 million (US$0.22 million) in compensation to our directors and executive officers. Except as disclosed in this annual report, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In May 2025, our board of directors approved our 2025 share incentive plan, or the 2025 Plan, to provide incentives to employees, officers, directors and consultants and promote the success of our business.

Stock Options A

As of December 31, 2025, we had 1,025 million share options outstanding (“Stock Option A”), which are exercisable into Class B ordinary shares at RMB2.0 per ordinary share. As of December 31, 2025, all the outstanding Stock Options A had vested and expired. All grantees of Stock Options A are restricted from transferring more than 25% of their total converted ordinary shares each year after the exercise date.

Stock Options B

As of December 31, 2025, we had 2,385 million share options B outstanding (“Stock Option B”), which are exercisable into Class A ordinary shares at RMB2.0 per ordinary share. Stock Options B vested immediately upon the grant-date. As of December 31, 2025, all Stock Options B expired. All grantees of Stock Options B are restricted from transferring their converted ordinary shares after certain periods subsequent to the date of our initial public offering. If the grantee of Stock Options B resigned from our company before the restricted period lapses, we have the right to repurchase the Stock Options B or ordinary shares at RMB2.0 per Stock Option B or ordinary share.

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

As of December 31, 2025, we had issued 2,500 million RSUs and 12,236 million options under the 2019 Plan. As of December 31, 2025, no RSUs were outstanding and 718 million options were outstanding and exercisable into Class A ordinary shares. All of such options were vested as of December 31, 2025.

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

2022 Share Incentive Plan

In November 2022, our board of directors has approved and adopted the 2022 Plan. The maximum number of shares available for issuance under the 2022 Plan is 2,500,000,000 Class B ordinary shares of the Company. The board of directors has also approved the issuance of 2,500,000,000 Class B ordinary shares to Golden Stream Ltd., the ESOP Platform of the Company, which is holding these shares (which became 250,000,000,000 Class B ordinary shares effective September 18, 2023, par value $0.0000001 per share, as a result of the share subdivision). Golden Stream Ltd. and its controlling shareholder Mr. Yong Zhang have agreed to act upon the instructions of the ESOP Operation Committee of the Company, consisting of Mr. Yong Zhang and Ms. Jiaxing Chang determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2024 Plan, the disposition of the shares. The shares held by Golden Stream Ltd. are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of December 31, 2025, no share-based awards have been granted under the 2022 Plan.

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

2025 Share Incentive Plan

In May 2025, our board of directors has approved and adopted the 2025 Plan. The maximum number of shares available for issuance under the 2025 Plan is 11,800,000,000 Class B ordinary shares of the Company. The board of directors has also approved the issuance of 11,800,000,000 Class B ordinary shares to Golden Stream Ltd., the ESOP Platform of the Company, which is holding these shares. Golden Stream Ltd. and its controlling shareholder Mr. Yong Zhang have agreed to act upon the instructions of the ESOP Operation Committee of the Company, consisting of Mr. Yong Zhang and Ms. Jiaxing Chang determined on a unanimous basis in relation to the voting and, prior to the vesting of the shares to the relevant grantee of the share-based awards under the 2025 Plan, the disposition of the shares. The shares held by Golden Stream Ltd. are reserved for share-based awards that the Company may grant in the future under the 2025 Plan. As of the date of this annual report, no share-based awards have been granted under the 2025 Plan.

The principal terms of the 2025 Plan are substantially the same as those of the 2022 Plan.

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

As of September 30, 2025, we had 30 employees. Substantially all of our employees are based in China. The table below shows the number of our employees by function as of September 30, 2025.

Function	Number of Employees
Administration	8
IT	2
Marketing	20
Total	30

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

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 123,715,022,675 ordinary shares outstanding as of the date of this annual report, consisting of 111,851,094,785 Class A ordinary shares and 11,863,927,890 Class B ordinary shares.

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

	Class A ordinary shares		Class B Ordinary Shares		Total ordinary shares on an as- converted basis		Aggregate voting power***
	Number	%	Number	%	Number	%	%
Directors and Executive Officers **:
Zhichen Sun	—	—	—	—	—	—	—
Jiaxing Chang(2)	—	—	—	—	—	—	—
Guofu Wu	—	—	—	—	—	—	—
Nini Qiao	—	—	—	—	—	—	—
All Current Directors and Executive Officers as a Group (1)	—	—	—	—	—	—	—
Principal Shareholders:
Golden Stream Ltd.(2)	—	—	11,863,927,890	100.0%	11,863,927,890	9.59%	51.47%

*	Less than 1% of our total outstanding shares.

**	The business address of our directors and executive officers is Room 613, No. 259 Guoxia Road, Yangpu District, Shanghai, 200433, People’s Republic of China.

***	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class and on an as-converted basis. Each Class A ordinary shares is entitled to one vote per share. Each Class B ordinary share is entitled to ten (10) votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)	Excludes the information of the former directors and officers.

(2)	The shares beneficially owned by Golden Stream Ltd. represents 11,863,927,890 Class B ordinary shares directly held by Golden Stream Ltd., the current ESOP Platform of the Company. Golden Stream Ltd. holds the Shares underlying the share-based awards pursuant to the Company’s 2022 Plan, 2024 Plan and 2025 Plan. Mr. Yong Zhang is Golden Stream Ltd.’s sole shareholder. Golden Stream Ltd. and Mr. Yong Zhang have agreed to act upon the instructions of the ESOP Operation Committee of the Company consisting of Yong Zhang and Jiaxing Chang determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards the Company may grant under the 2025 Plan, the disposition of these Class B ordinary shares.

To our knowledge, 111,851,094,785 Class A ordinary shares, representing approximately 90.41% of our total outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, our depositary, The Bank of New York Mellon. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation.

We have adopted a policy relating to recovery of erroneously awarded compensation (the “Clawback Policy”), a form of which is included as Exhibit 97.1 attached herein.

During or after FY2025, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of September 30, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transaction with Wangxiancai Limited

On October 26, 2021, December 17, 2021, and October 31, 2023, we transferred all of our equity interest in the Former WFOE, Q&K HK, and Haoju, respectively, to Wangxiancai Limited, which was beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party, for nominal consideration. The consideration was nominal value because Q&K HK, the Former WFOE and Haoju were loss-making and had net liabilities and the possibility that they would generate cash flow in the future was minimal considering (i) decreasing demand for long-term rental apartments in areas they operated due to population outflow from these areas; and (ii) increasing operating costs as a percentage of revenue as it had incurred certain fixed costs and experienced decreasing revenue streams. The Former WFOE was a wholly owned subsidiary of Q&K HK, and had a series of contractual arrangements with our former variable interest entity, Shanghai Qingke E-commerce Co., Ltd. through which we carried out certain rental apartment operation business prior to the Equity Transfer. The Equity Transfer was performed to dedicate our business resources to operate higher-quality rental apartments through our subsidiaries in China. Wangxiancai Limited ceased to be a related party of the Company in October 2023.

Transactions with Key Space (S) Pte Ltd.

In 2022, we entered into a loan agreement with Key Space (S) Pte. Ltd (“Key Space”), which was a subsidiary owned by one of our then shareholders, with a total principal amount of RMB4.1 million, in connection with our business operation. In FY 2022, FY 2023, and FY2024, amounts due to Key Space were RMB4.1 million, RMB4.5 million and RMB4.3 million, respectively. The balance due to related parties represented borrowings from Key Space which were due within 12 months from borrowing, which subsequently extended and are due by June 2026. Key Space ceased to be a related party of the Company in December 2024.

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

Legal Proceedings

On August 5, 2025, the Tianjin Railway Transportation Court accepted a civil lawsuit filed by China United Life Insurance Co., Ltd., Tianjin Branch (the “Plaintiff”) against Huaming Insurance Agency Co., Ltd. Tianjin Second Branch and Huaming Insurance Agency Co., Ltd. (collectively, the “Defendants”), concerning an insurance agency contract dispute. The case is docketed as (2025) Jin 8601 Minchu No. 2180. The Plaintiff alleges that the Defendants breached the insurance agency agreement entered into on July 21, 2021 by engaging in activities including fabricating insurance agency business in order to obtain commissions, and seeks the return of commissions previously paid in the amount of RMB 4,120,497, interest thereon, attorney’s fees of RMB 145,000, and the litigation costs, totaling approximately RMB 4,265,497.

The case has proceeded to the first-instance hearing and no judgment has been issued as of the date of this annual report. The outcome of this matter remains uncertain and is subject to the court’s final determination. Management is currently assessing the allegations and claims raised in the lawsuit. Based on the information available to date, management does not expect that the ultimate resolution of this matter will have a material adverse effect on our normal operations. However, the case is still pending and there can be no assurance as to its ultimate outcome.

Except as disclosed above, we are not currently a party to any other material legal, regulatory, or administrative proceedings. From time to time, we may be subject to claims and legal proceedings in the ordinary course of our business, including those related to contract disputes, commercial matters, intellectual property, data protection, employment, consumer protection, and other issues.

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

As of September 30, 2025, our ADSs, each representing 2,400 of our Class A ordinary shares, have been listed on the NASDAQ Capital Market since November 5, 2019. Our ADSs trade under the symbol “XHG”. In FY 2023, FY 2024 and FY 2025, no significant trading suspensions occurred.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading market for our ADSs is the NASDAQ Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report “Item 10. Additional Information—B. Memorandum and Articles of Association” in our Current Report on Form 6-K (File Number: 001-39111) filed with the Securities and Exchange Commission on February 5, 2025.

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

Alpha Mind Equity Acquisition Agreement. On November 22, 2023, we entered into an equity acquisition agreement with Alpha Mind and Alpha Mind’s shareholders to acquire all the issued and outstanding shares in Alpha Mind for an aggregate purchase price of US$180,000,000 or RMB equivalent. After the completion of this acquisition on December 29, 2023, Alpha Mind became a wholly-owned subsidiary of the Company. At Closing, we delivered to the sellers the Notes in an aggregate amount equal to the purchase price. The Notes have a maturity of 90 days from the closing date, which was subsequently extended to December 31, 2025, and are secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind and its subsidiaries. This agreement contains representations, warranties, covenants and closing conditions of each of the parties thereto that are customary for transactions of this type.

Share Conversion Documents. On June 6, 2024, the Company and Burgeon Capital entered into the Conversion Documents, pursuant to which, the Company agreed to issue to Burgeon Capital and Burgeon Capital agreed to subscribe from the Company, the Converted Shares, as the repayment by the Company to Burgeon Capital of all outstanding principal amount and accrued interest under the promissory note issued to Burgeon Capital on December 28, 2023, with a total amount of US$27,342,000.

Securities Purchase Agreement. On September 24, 2024, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with VG. Upon the terms and subject to the satisfaction of the conditions contained in the Purchase Agreement, the Company will have the right, in its sole discretion, from time to time during the term of the Purchase Agreement, to require VG to purchase up to an aggregate of $25,000,000 of the Company’s Class A Ordinary Shares, par value $0.0000001 per share, represented by ADSs, each ADS representing 600,000 Class A ordinary shares, subject to certain limitations set forth in the Purchase Agreement. Sales of the ADSs by the Company to VG under the Purchase Agreement, and the timing of any such sales, are solely at the Company’s option, and the Company is under no obligation to sell any securities to VG under the Purchase Agreement.

Topone Consultants Limited Sale and Purchase Agreement. On March 21, 2025, we entered into a sale and purchase agreement with Topone and Topone’s beneficial owner to acquire all the issued share capital of Topone for an aggregate purchase price of HK$1,200,000. After the completion of this acquisition, Topone became a wholly-owned subsidiary of the Company.

Share Subscription Agreement. On May 9, 2025, the Company and Infinity Asset entered into a share subscription agreement and a payoff letter, pursuant to which, the Company issued 108,027,515,844 Class A Ordinary Shares to Infinity Asset, as the repayment by the Company to Infinity Asset of all outstanding principal amount and accrued interest under the Infinity Note with a total amount of US$51,988,242.

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

Based on our financial statements, the composition of our income and assets, the manner in which we conduct our business, the relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we believe there is a significant risk that we were a PFIC in our taxable year ending September 30, 2025. Further, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. Whether or not we are a PFIC is a factual determination made annually, and our status could change depending upon, among other things, changes in the composition of our gross income and the relative quarterly values of our assets.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the ADSs readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, ADSs are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs and Class A ordinary shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ADSs and Class A ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or Class A ordinary shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

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

Taxation of Dispositions of ADSs or Class A Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in the amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the ADSs or Class A ordinary shares. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADS or Class A ordinary shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ADSs, then such ADSs will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs for tax purposes.

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

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs and Class A ordinary shares and the elections discussed above.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk is currently limited. As of September 30, 2025, we did not have any bank borrowings or other interest-bearing debt with variable interest rates. Our outstanding borrowings primarily consisted of short-term intercompany loans bearing fixed interest rates of 3.85%.

As these borrowings are subject to fixed interest rates, fluctuations in market interest rates would not have a material impact on our interest expense for the current period. Accordingly, no quantitative sensitivity analysis has been presented.

We may incur additional borrowings in the future. To the extent such borrowings bear variable interest rates, we may be exposed to interest rate risk. We do not currently use derivative financial instruments to manage interest rate risk.

Foreign Exchange Risk

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the RMB against the U.S. dollar by authorizing market makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase the volatility in the trading value of the Renminbi against foreign currencies. The (depreciation) /appreciation of the U.S. dollar against the Renminbi was approximately 2.7%, (3.8%) and 1.4% in FY 2023, FY 2024 and FY 2025, respectively. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

As substantially all of our revenues and expenses are denominated in Renminbi, we do not believe that we currently have any significant direct foreign exchange risk, and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. In addition, the reporting currency of our company is Renminbi, the functional currency of our company is U.S. dollars, and the functional currency of our subsidiaries is their local currencies, which is Renminbi for our operating subsidiaries. Any significant revaluation of U.S. dollars may materially and adversely affect our earnings and shareholders’ deficits in Renminbi given that a portion of our cash and cash equivalents are denominated in U.S. dollars. A 10% depreciation of U.S. dollars against Renminbi may increase loss and shareholders’ deficits by RMB 83.3 million (US$11.7 million) for FY 2025.

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

Concentration of Customer

For the year ended September 30,2025, one customer accounted for 18.4% of the Company’s total revenues. For the year ended September 30, 2024, one customer accounted for 12.6% of the Company’s total revenues.

As of September 30, 2025, two customers accounted for 33.1% of the total balance of accounts receivable. As of September 30, 2024, four customer accounted for 85.4% of the total balance of accounts receivable.

Concentration of Vendor

For the year ended September 30, 2025, one vendors accounted for 10.2% of the Company’s total cost of revenues. For the year ended September 30, 2024, two vendors accounted for 22.1% of the Company’s total cost of revenues.

As of September 30, 2025, one vendor accounted for 16.9% of the total balance of accounts payable. As of September 30, 2024, one vendor accounted for 28.7% of the total balance of accounts payable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$1.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.01 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.01 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of September 30, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, to provide reasonable assurance that the financial information prepared by us for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with U.S. GAAP. Our board of directors is responsible for ensuring that management fulfills its responsibilities. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In connection with the audits of our consolidated financial statements as of September 30, 2025 and for FY 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Because of the material weakness identified above, our management has concluded that our internal control over financial reporting was not effective as of September 30, 2025.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report on internal control over financial reporting from our registered public accounting firm, because we, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, are not required to have an attestation report on internal control over financial reporting from our external auditors.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	FY 2024	FY 2025
	RMB	RMB	US$
	(in thousands)
Audit-related fees (1)	2,526	2,260	317
Total	2,526	2,260	317

(1)	Audit-related fees include the aggregate fees incurred in each of the fiscal years listed above for professional services rendered by our principal auditors for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Capital Market, we are subject to the NASDAQ Capital Market corporate governance listing standards. However, NASDAQ Listing Rules 5615(a)(3) permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Capital Market corporate governance listing standards. We opted to follow our home country practices and rely on certain exemptions provided by the NASDAQ Capital Market corporate governance listing standards to a foreign private issuer, including exemptions from the requirements to have:

●	majority of independent directors on our board of directors under NASDAQ Listing Rules 5605(b);

●	a minimum of three members in our audit committee under NASDAQ Listing Rules 5605(c)(2)(A);

●	only independent directors being involved in the selection of director nominees and determination of executive officer compensation under NASDAQ Listing Rules 5605(e);

●	regularly scheduled executive sessions of independent directors under NASDAQ Listing Rules 5605(b);

●	a quorum of annual general meeting which is no less than 33 1/3% of our outstanding shares under NASDAQ Listing Rules 5620; and

●	shareholder approval prior to an issuance of securities in connection with (i) acquisition of the stock or assets of another company, (ii) change of control, (iii) equity compensation, and (iv) transactions other than public offerings under NASDAQ Listing Rules 5635.

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

During the fiscal year ended September 30, 2025 and to the date of this Annual Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us and our business strategy, results of operations or financial condition.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1*	The fourth amended and restated memorandum of association and the sixth amended and restated articles of association

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Form 424B3 (File No. 333-234252), filed with the Securities and Exchange Commission on June 5, 2024)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares

2.3*	Form of Deposit Agreement, among the Registrant, the depositary and owners and holders of American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-234252), as amended, initially filed with the Securities and Exchange Commission on October 18, 2019).

2.4*	Description of Securities

4.1	2019 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.3	English translation of the form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

4.4	2022 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 4.14 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.5	Secured Promissory Note issued by FLJ Group Limited (former name of the Registrant) to MMTEC, INC (incorporated herein by reference to Exhibit 4.15 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.6	Secured Promissory Note issued by FLJ Group Limited (former name of the Registrant) to Burgeon Capital Inc (incorporated herein by reference to Exhibit 4.16 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.7	English translation of Exclusive Business Cooperation Agreement, dated January 1, 2022, between Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Yunbao (Tianjin) Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.2 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.8	English translation of Exclusive Option Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd., Huaming Yunbao (Tianjin) Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 4.3 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

Exhibit Number	Description of Document
4.9	English translation of Equity Interest Pledge Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd., Huaming Yunbao (Tianjin) Technology Co., Ltd. and its shareholder (incorporated herein by reference to Exhibit 4.4 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.10	English translation of Agreement for Power of Attorney, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd., Huaming Yunbao (Tianjin) Technology Co., Ltd. and its shareholder (incorporated herein by reference to Exhibit 4.5 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.11	English translation of the executed form of Spousal Consent Letter, dated January 1, 2022, granted by the spouses of individual shareholders of Huaming Yunbao (Tianjin) Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.6 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.12	English translation of Exclusive Business Cooperation Agreement, dated January 1, 2022, between Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. (incorporated herein by reference to Exhibit 4.7 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.13	English translation of Exclusive Option Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 4.8 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.14	English translation of Equity Interest Pledge Agreement, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. and its shareholder (incorporated herein by reference to Exhibit 4.9 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.15	English translation of Agreement for Power of Attorney, dated January 1, 2022, among Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. and Huaming Insurance Agency Co., Ltd. and its shareholder (incorporated herein by reference to Exhibit 4.10 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.16	English translation of the executed form of Spousal Consent Letter, dated January 1, 2022, granted by the spouses of individual shareholders of Huaming Insurance Agency Co., Ltd. (incorporated herein by reference to Exhibit 4.11 to the Shell Company Report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on December 29, 2023)

4.17	Amendment to Equity Acquisition Agreement and Promissory Notes (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on February 9, 2024)

4.18	Securities Purchase Agreement dated September 24, 2024 by and between the Company and VG Master Fund SPC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-39111), filed with the Securities and Exchange Commission on September 24, 2024)

4.19	2024 Share Incentive Plan of the Registrant

4.20	Amendments to Secured Promissory Notes

4.21	2025 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 6-K (File No. 001-39111), filed with the Securities and Exchange Commission on May 12, 2025)

4.22	Share Subscription Agreement dated May 9, 2025 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K (File No. 001-39111), filed with the Securities and Exchange Commission on May 12, 2025)

4.23	Payoff Letter dated May 9, 2025 (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K (File No. 001-39111), filed with the Securities and Exchange Commission on May 12, 2025)

4.24	Amendments to Secured Promissory Notes incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-39111), filed with the Securities and Exchange Commission on September 3, 2025)

8.1*	List of Principal Subsidiaries of the Registrant

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234112), as amended, initially filed with the Securities and Exchange Commission on October 7, 2019)

11.2	Amended and Restated Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on February 9, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Onestop Assurance PAC Singapore, independent registered public accounting firm

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39111), filed with the Securities and Exchange Commission on February 9, 2024)

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XChange TEC.INC

By:	/s/ Zhichen Sun
Name:	Zhichen Sun
Title:	Chairman of the Board of Directors, Chief Executive Officer

Date: January 14, 2026

XCHANGE TEC.INC

(formerly known as “FLJ GROUP LIMITED”)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of
XChange TEC.INC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XChange TEC.INC and its subsidiaries (collectively, the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of September 30, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph—Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses from operations since its inception. Accumulated deficits amounted to RMB 4,605,215,000 and RMB 3,856,801,000 as of September 30, 2025 and 2024 respectively. Net cash used in operating activities from continuing operations were RMB 11,698,000, RMB 8,955,000 and 22,178,000 for the years ended September 30, 2025, 2024 and 2023, respectively. As of September 30, 2025 and 2024, current liabilities exceeded current assets by RMB 909,308,000 and RMB 1,271,179,000, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter- Going Concern

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company has incurred recurring operating losses, negative operating cash flows, and has a working capital deficiency as of September 30, 2025. These conditions required us to evaluate whether conditions and events raised substantial doubt about the Company’s ability to continue as a going concern.

The assessment of the Company’s ability to continue as a going concern was determined to be a critical audit matter because it involved especially challenging and subjective judgment, including evaluating management’s cash flow forecasts, assessing the feasibility and timing of management’s planned financing activities, and evaluating the sensitivity of the Company’s liquidity position to changes in key assumptions.

How we Addressed the Matter in Our Audit

Our audit procedures related to this matter included, among others, evaluating management’s assessment of whether conditions and events raised substantial doubt about the Company’s ability to continue as a going concern, evaluating the reasonableness of management’s cash flow forecasts and underlying assumptions, assessing the feasibility of planned financing activities and evaluating the adequacy of the related disclosures in the consolidated financial statements.

Critical Audit Matter – Revenue Recognition

Description of the Matter

Revenue from insurance agency commission income is material to the consolidated financial statements and is recognized based on commission rates stipulated in agency agreements with insurance companies. The recognition of revenue required judgment due to the Company’s reliance on third-party settlement information to support the amount and timing of revenue recognized.

Auditing revenue recognition was determined to be a critical audit matter because it involved especially challenging auditor judgment in evaluating the reliability of third-party evidence and determining whether sufficient appropriate audit evidence had been obtained to support revenue recognition.

How we Addressed the Matter in Our Audit

Our audit procedures related to this matter included, among others, testing revenue transactions by examining agency agreements and commission terms, evaluating settlement information and supporting documentation, performing substantive cut-off testing, applying alternative audit procedures where confirmations were not received, and assessing the adequacy of revenue-related disclosures in the consolidated financial statements.

Critical Audit Matter – Impairment Assessment of Goodwill

Description of the Matter

The Company’s goodwill balance is material to the consolidated financial statements and was subject to impairment assessment during the year. The impairment assessment required management to estimate the recoverable amount of the reporting unit using valuation techniques that involve significant judgment.

Auditing the impairment assessment of goodwill was determined to be a critical audit matter because it involved especially challenging auditor judgment in evaluating management’s forecasts of future cash flows and significant valuation assumptions, including discount rates, which are inherently subjective and sensitive to changes in assumptions.

How we Addressed the Matter in Our Audit

Our audit procedures related to this matter included, among others, evaluating the valuation methodologies used, assessing the reasonableness of significant assumptions, testing the underlying data used in the valuation models, involving valuation specialists to assist in evaluating the impairment analysis, and assessing whether the resulting impairment charge was appropriately measured and disclosed.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.
PCAOB# 6732
Singapore
January 14, 2026

XChange TEC.INC

(formerly known as “FLJ Group Limited”)

CONSOLIDATED BALANCE SHEETS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2024	2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	8,085	10,879	1,528
Short term investments	2,032	1,891	266
Accounts receivable, net	36,276	23,455	3,295
Advances to suppliers	13,745	2,593	364
Other current assets	7,505	1,042	146
Total current assets	67,643	39,860	5,599
Non-current assets:
Restricted Cash, non-current	5,000	5,000	702
Property and equipment, net	6	6	1
Operating lease right of use assets	947	551	77
Intangible Assets	—	678	95
Goodwill	709,240	23,283	3,271
Total non-current assets	715,193	29,518	4,146
Total assets	782,836	69,378	9,745
LIABILITIES AND SHAREHOLDERS’ DEFICIT LIABILITIES
Current liabilities:
Accounts payable	36,972	29,480	4,141
Amounts due to related parties	4,324	1,060	149
Short-term debt	32,070	32,533	4,570
Tax payable	1,457	1,553	218
Operating lease liabilities, current	349	199	28
Notes payable	1,067,633	668,021	93,836
Contingent liabilities for payable for asset acquisition	162,808	165,161	23,200
Accrued expenses and other current liabilities	33,209	51,144	7,184
Advance from customer	—	17	2
Total current liabilities	1,338,822	949,168	133,328
Non-current liabilities:
Operating lease liabilities, non-current	587	353	50
Total non-current liabilities	587	353	50
Total liabilities	1,339,409	949,521	133,378

SHAREHOLDERS’ DEFICIT:
Class A Ordinary shares (US$0.0000001 par value per share as of September 30, 2024 and 2025, respectively; 4,195,000,000 and 4,374,500,000,000,000 shares authorized; 731,178,920 and 111,851,094,785 shares issued and outstanding as of September 30, 2024 and 2025, respectively)	52,555	174,941	24,574
Class B Ordinary shares (US$0.0000001 par value per share as of September 30, 2024 and 2025, respectively; 600,000,000 and 625,000,000,000,000 shares authorized; 63,927,890 shares and 11,863,927,890 shares issued and outstanding as of September 30, 2024 and 2025, respectively)	4,623	4,632	651
Additional paid-in capital	3,137,002	3,465,510	486,797
Accumulated deficit	(3,856,801)	(4,605,215)	(646,891)
Accumulated other comprehensive income	106,048	79,989	11,236
Total shareholders’ deficit	(556,573)	(880,143)	(123,633)
Total liabilities and shareholders’ deficit	782,836	69,378	9,745

The accompanying notes are an integral part of these consolidated financial statements.

XChange TEC.INC

(formerly known as “FLJ Group Limited”)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2023	2024	2025
	RMB	RMB	RMB	USD
Revenue	—	288,369	365,267	51,309
Cost of revenue	—	(274,901)	(357,266)	(50,185)
Gross profit	—	13,468	8,001	1,124

Total operating costs and expenses:
Selling and marketing expenses	(24)	(11,199)	(9,915)	(1,393)
General and administrative expenses	(23,467)	(16,091)	(32,472)	(4,561)
Research and development expenses	(46)	(24)	—	—
Goodwill impairment loss	—	(574,978)	(685,957)	(96,356)
Total operating expenses	(23,537)	(602,292)	(728,344)	(102,310)

Loss from continuing operations	(23,537)	(588,824)	(720,343)	(101,186)

Interest expense, net	(1,565)	(26,105)	(27,525)	(3,867)
Other income (expense), net	—	2,311	(500)	(70)
Total Other Expense	(1,565)	(23,794)	(28,025)	(3,937)
Loss from continuing operations before income taxes	(25,102)	(612,618)	(748,368)	(105,123)
Income tax expense	—	(548)	(46)	(6)
Net loss from continuing operations	(25,102)	(613,166)	(748,414)	(105,129)
Gain from discontinued operations, net of applicable income taxes	—	388,491	—	—
Loss from discontinued operations	(46,211)	(2,146)	—	—
Net (loss) income from discontinuing operations	(46,211)	386,345	—	—
Net loss attributable to XChange TEC.INC’s ordinary shareholders	(71,313)	(226,821)	(748,414)	(105,129)
Net loss from continuing operations attributable to XChange TEC.INC’s ordinary shareholders	(25,102)	(613,166)	(748,414)	(105,129)
Net loss (income) from discontinued operations attributable to XChange TEC.INC’s ordinary shareholders	(46,211)	386,345	—	—

Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted*	28,050,733	238,246,158	50,254,250,124	50,254,250,124

Net losses per share attributable to ordinary shareholders of XChange TEC.INC —Basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)
Net losses per share from continuing operations attributable to ordinary shareholders of XChange TEC.INC —Basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)
Net losses (earning) from per share discontinued operations attributable to ordinary shareholders of XChange TEC.INC —Basic and diluted	(0.00)	0.00	—	—
Net loss	(71,313)	(226,821)	(748,414)	(105,129)
Other comprehensive (expenses) income, net of tax of nil:
Foreign currency translation adjustments	(4,031)	99,728	(22,077)	(3,101)
Comprehensive loss attributable to XChange TEC.INC’s ordinary shareholders	(75,344)	(127,093)	(770,491)	(108,230)

*	Retroactively restated to give effect to a share subdivision at a ratio of one-for-one hundredth (100) ordinary shares effective on September 18, 2023, a share subdivision at a ratio of one-for-hundred thousandth (100,000) ordinary shares effective on January 24, 2025 and the Capital Reduction effective on May 9, 2025 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

XChange TEC.INC

(formerly known as “FLJ Group Limited”)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Renminbi and USD in thousands, except for share data, unless otherwise stated)

	Class A Ordinary shares		Class B Ordinary shares		Additional	Accumulated other		Total
	Number of shares	Amount	Number of shares	Amount	paid in capital	comprehensive (loss) income	Accumulated deficit	shareholders’ deficit
Balance at September 30, 2022	25,878,920	1,727	—	—	2,954,625	29,453	(3,558,667)	(572,862)
Issuance of Class B Ordinary shares	—	—	2,500,000	172	(172)	—	—	—
Share-based compensation	—	—	—	—	4,782	—	—	4,782
Net loss	—	—	—	—	—	—	(71,313)	(71,313)
Foreign currency translation adjustments	—	—	—	—	—	(4,031)	—	(4,031)
Balance at September 30, 2023	25,878,920	1,727	2,500,000	172	2,959,235	25,422	(3,629,980)	(643,424)
Conversion of notes to Class A ordinary shares	585,900,000	42,449	—	—	155,646	(6,220)	—	191,875
Issuance of Class B Ordinary shares	—	—	61,427,890	4,451	(4,451)	—	—	—
Issuance of Class A shares	119,400,000	8,379	—	—	24,065	—	—	32,444
Share-based compensation	—	—	—	—	2,507	—	—	2,507
Net loss	—	—	—	—	—	—	(226,821)	(226,821)
Disposal of subsidiaries	—	—	—	—	—	(19,102)	—	(19,102)
Foreign currency translation adjustments	—	—	—	—	—	105,948	—	105,948
Balance at September 30, 2024	731,178,920	52,555	63,927,890	4,623	3,137,002	106,048	(3,856,801)	(556,573)
fractional shares rounded down	21	—	—	—	—	—	—	—
Issuance of Class A shares pursuant to F3 financing	3,092,400,000	122,308	—	—	(47,613)	2,122	—	76,817
Issuance of Class B shares	—	—	11,800,000,000	9	(9)	—	—	—
Notes Payable conversion with Ordinary Shares	108,027,515,844	78	—	—	376,130	(6,104)	—	370,104
Net loss	—	—	—	—	—	—	(748,414)	(748,414)
Foreign currency translation adjustments	—	—	—	—	—	(22,077)	—	(22,077)
Balance at September 30, 2025	111,851,094,785	174,941	11,863,927,890	4,632	3,465,510	79,989	(4,605,215)	(880,143)

*	Retroactively restated to give effect to a share subdivision at a ratio of one-for-one hundredth (100) ordinary shares effective on September 18, 2023, a share subdivision at a ratio of one-for-hundred thousandth (100,000) ordinary shares effective on January 24, 2025 and the Capital Reduction effective on May 9, 2025 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

XChange TEC.INC

(formerly known as “FLJ Group Limited”)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi and USD in thousands, unless otherwise stated)

	For the years ended September 30,
	2023	2024	2025
	RMB	RMB	RMB	USD
Operating activities:
Net loss	(71,313)	(226,821)	(748,414)	(105,129)
Less: net (loss) income from discontinued operations	(46,211)	386,345	—	—
Net loss from continuing operations	(25,102)	(613,166)	(748,414)	(105,129)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Share-based compensation	4,782	2,507	—	—
Accretion of interest expense	—	24,043	27,530	3,867
Impairment loss of goodwill	—	574,978	685,957	96,356
Depreciation and amortization	—	54	—	—
Right-of-use assets depreciation and amortization	—	207	396	56
(Recovery) allowance of expected credit loss	—	(86)	10,212	1,434
Loss on short-term investment	—	385	—	—
Loss on disposal of fixed assets	—	105	—	—
Deferred tax expense	—	511	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	(16,930)	12,971	1,822
Advances to suppliers	—	420	418	59
Other current assets	(282)	(6,202)	6,835	960
Accounts payable	182	24,200	(7,492)	(1,052)
Amounts due to related parties	429	(171)	—	—
Advance from customer	—	—	17	2
Lease liabilities	—	(198)	(384)	(54)
Accrued expenses and other current liabilities	(2,187)	388	256	36
Net cash used in operating activities from continuing operations	(22,178)	(8,955)	(11,698)	(1,643)
Net cash used in operating activities from discontinued operations	(17,689)	(815)	—	—
Net cash used in operating activities	(39,867)	(9,770)	(11,698)	(1,643)

Investing activities:
Proceeds from disposal of fixed assets	—	106	—	—
Purchase of short-term investment	—	(800)	(8,850)	(1,243)
Cash proceeds from acquisition of Alpha Mind	—	10,868	—	—
Proceeds of sale of short-term investment	—	—	8,991	1,263
Net cash outflow of aquisition of Topone	—	—	(631)	(89)
Net cash provided by (used in) investing activities from continuing operations	—	10,174	(490)	(69)
Net cash used in investing activities from discontinued operations	—	—	—	—
Net cash provided by (used in) investing activities	—	10,174	(490)	(69)

Financing activities:
Proceeds from short-term debts	37,887	18,937	—	—
Proceeds from F-3 financing	—	—	76,817	10,790
Repayments of notes payable	—	(6,060)	(59,088)	(8,300)
Repayment of short-term debts	—	(4,208)	—	—
Proceeds from related parties	—	—	1,060	149
Net cash provided by financing activities from continuing operations	37,887	8,669	18,789	2,639
Net cash provided by financing activities from discontinued operations	—	—	—	—
Net cash provided by financing activities	37,887	8,669	18,789	2,639

Effect of foreign exchange rate changes	203	2,911	(3,807)	(535)
Net (decrease) increase in cash and cash equivalents and restricted cash	(1,777)	11,984	2,794	392
Cash, cash equivalents and restricted cash at the beginning of the year	2,878	1,101	13,085	1,838
Cash, cash equivalents and restricted cash at the end of the year	1,101	13,085	15,879	2,230
Less: Cash, cash equivalents and restricted cash from discontinued operations at the end of the year	815	—	—	—
Cash, cash equivalents and restricted cash from continuing operations at the end of the year	286	13,085	15,879	2,230

	For the years ended September 30,
	2023	2024	2025
	RMB	RMB	RMB	USD
Supplemental disclosure of cash flow information from continuing operations:
Income taxes paid	—	(92)	236	33
Supplemental schedule of non-cash investing and financing activities from continuing activities:
Acquisition of a subsidiary by issuance of notes payable	—	1,263,168	—	—
Notes payable settled by ordinary shares	—	(191,875)	(355,950)	(50,000)
Short-term debts settled by ordinary shares	—	(25,254)	—	—)

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:

	As of September 30,
	2024	2025
	RMB	RMB	USD
Cash and cash equivalents	8,085	10,879	1,528
Restricted cash - non current	5,000	5,000	702
Total	13,085	15,879	2,230

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

Effective on January 24, 2025, the Company effected a share consolidation whereby every one hundred thousand (100,000) issued and unissued shares of the Company of a nominal or par value of US$0.0000001 each be consolidated into one (1) share of a nominal or par value of US$0.01 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation, the authorised share capital of the Company be increased from (a) US$48,000,000 divided into 4,800,000,000 shares of a nominal or par value of US$0.01 each of which 4,195,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.01 each, 600,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.01 each, and 5,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.01 each, to (b) US$50,000,000,000,000 divided into 5,000,000,000,000,000 shares of a nominal or par value of US$0.01 each, of which 4,374,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.01 each, 625,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.01 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.01 each, by the creation of an additional 4,374,495,805,000,000 unissued Class A Ordinary Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Class A Ordinary Shares, 624,999,400,000,000 unissued Class B Ordinary Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Class B Ordinary Shares, and 499,995,000,000 unissued Preferred Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Preferred Shares. The Company has retroactively restated all shares and per share data for all periods presented.

Effective on February 6, 2025, the Company changed the ratio of the ADS representing its Class A ordinary shares from one (1) ADS representing twelve million (12,000,000) Class A ordinary share to one (1) ADS representing one hundred and twenty (120) Class A ordinary shares.

Effective on May 6, 2025, the Company changed the ratio of the ADS representing its Class A ordinary shares from one (1) ADS representing one hundred and twenty (120) Class A ordinary share to one (1) ADS representing two thousand four hundred (2,400) Class A ordinary shares.

Effective on May 9, 2025, the par value of each issued Consolidated Share of par value of US$0.01 each in the share capital of the Company be reduced to US$0.0000001 par value each (the “Capital Reduction”) by cancelling the paid-up capital to the extent of US$0.0099999 on each of the then issued Consolidated Shares; each of the authorised but unissued Consolidated Shares of a par value of US$0.01 each be sub-divided into 100,000 unissued shares of the Company of a nominal or par value of US$0.0000001 each (the “Share Subdivision”) such that the authorized share capital of the Company shall be US$50,000,000,000,000 divided into 500,000,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 437,450,000,000,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,500,000,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 50,000,000,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each; upon the effectiveness of the Capital Reduction and the Share Subdivision, the Company cancelled US$49,999,500,000,000 of its authorised and unissued share capital, by the cancellation of 437,445,625,500,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,499,375,000,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 49,999,500,000,000,000 Preferred Shares of a nominal or par value of US$0.0000001 each, each not having been taken or agreed to be taken by any person, such that following such cancellation, the authorized share capital of the Company was diminished from (i) US$50,000,000,000,000 divided into 500,000,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 437,450,000,000,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,500,000,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 50,000,000,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each to (ii) US$500,000,000 divided into 5,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 4,374,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 625,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each. The Company has retroactively restated all shares and per share data for all periods presented.

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

On April 23, 2025, the Company, MMTEC, Inc. (the “Seller”), a holder of certain Secured Promissory Note dated December 28, 2023 issued by the Company in the original principal amount of US$153,000,000 (the “Note”), and Infinity Asset Solutions Ltd., (the “Buyer” or “Infinity Asset”), entered into a Note Purchase Agreement (the “Agreement”), pursuant to which the Seller agrees to sell, transfer and assign to the Buyer, and the Buyer agrees to purchase from the Seller, a portion of the Note representing US$51,988,242 of which the unpaid principal was US$50,000,000 and the unpaid interest was US$1,988,242 as of the Agreement.

On June 30, 2025, the Company and the sellers of Alpha Mind agreed to extend the maturity date of the remaining Note and accrued but unpaid interest to date to December 31, 2025. If the Notes have an outstanding balance on the Maturity Date, the Maturity Date will be automatically extended to the end of following year.

On March 24, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Topone, an insurance agency company in Hong Kong, at a total consideration of RMB 1,107 in cash, More details are disclosed in Note 5.

As of September 30, 2025, the Group’s significant subsidiaries was comprised of the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Alpha Mind Technology Limited (“Alpha Mind BVI”)	April 17, 2023	BVI	100%	Holding
Alpha Mind Technology Limited (“Alpha Mind HK”)	October 19, 2021	Hong Kong	100%	Holding
Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. (“Alpha Mind WFOE”)	August 2, 2019	PRC	100%	WFOE
Huaming Insurance			100%	Insurance agency and
	March 7, 2014	PRC	VIE of Alpha Mind WFOE	insurance technology businesses
Huaming Yunbao			100%	Insurance agency and
	May 8, 2015	PRC	VIE of Alpha Mind WFOE	insurance technology businesses
XH TEC, INC	December 13, 2024	BVI	100%	Holding
Topone Consultants Limited (“Topone”)	February 21, 1995	Hong Kong	100%	Holding

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

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

Going concern

The Group has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB 3,856,801 and RMB 4,605,215 as of September 30, 2024 and 2025, respectively. Net cash used in operating activities from continuing operations were RMB 22,178, RMB 8,955 and RMB 11,698 for the years ended September 30, 2023, 2024 and 2025, respectively. As of September 30, 2024 and 2025, current liabilities exceeded current assets by RMB 1,271,179 and RMB 909,308, respectively. In addition, the Group disposed of its long-term rental apartment rental business in October 2023 and acquired Alpha Mind in December 2023. The Group had generated revenues of nil, RMB 288,369 and RMB 365,267 for its continuing operations for the years ended September 30, 2023, 2024 and 2025, respectively.

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

On June 6, 2024, the Company and Burgeon Capital agreed to settle all outstanding principal amount and accrued interest under the Note with a total amount of US$27,342 by issuance of Class A ordinary shares. On June 30, 2025, the Company and MMTEC, Inc. agreed to extend the maturity date of the outstanding Note and accrued but unpaid interest to date to December 31, 2025, and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year.

The Group intends to meet the cash requirements through issuance of ordinary shares. On October 26, 2022, the Company’s Form F-3 to offer up to a total amount of $300 million was declared effective. The Company plans to raise funds under the Form F-3 to support the Company’s operations. As of the date of this annual report, approximately $285 million remains available for future issuance. The Company plans to utilize this remaining capacity to raise capital to support its operations.

There is a risk that Management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. Should there be any unforeseen circumstances which may prevent the successful completion of the above mentioned plan, the Group will be required to reduce certain discretionary spending, which would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. Management believes that the planned equity financing will be sufficient to fund operations.

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Group and its subsidiaries, which include the wholly-owned foreign enterprise and VIEs over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary for accounting purposes. Alpha Mind WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Huaming Insurance and Huaming Yunbao because it has both of the following characteristics: (1) the power to direct activities at Huaming Insurance and Huaming Yunbao that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Huaming Insurance and Huaming Yunbao that could potentially be significant to such entity. All intercompany transactions and balances are eliminated on consolidation.

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements, after elimination of inter-company balances and transactions:

	As of September 30,
	2024	2025
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	7,491	6,399	899
Short-term investment	2,032	1,891	266
Accounts receivable, net	36,276	23,455	3,295
Advances to suppliers	6,706	2,516	353
Other current assets	798	948	133
Restricted Cash, non-current	5,000	5,000	702
Property and equipment, net	6	6	1
Operating lease right-of-use asset	568	551	77
Total assets	58,877	40,766	5,726
LIABILITIES
Accounts payable	36,797	29,480	4,141
Taxes payable	1,457	1,552	218
Accrued expenses and other current liabilities	8,625	8,825	1,240
Advance from customer	—	17	2
Operating lease liabilities, current	122	199	28
Operating lease liabilities, noncurrent	431	353	50
Total liabilities	47,432	40,426	5,679

	For the years ended September 30,
	2023*	2024	2025
	RMB	RMB	RMB	USD
Total net revenues	—	288,369	359,925	50,558
Net loss	—	(4,496)	(11,104)	(1,560)

	For the years ended September 30,
	2023	2024	2025
	RMB	RMB	RMB	USD

Net cash provided by (used in) operating activities	—	2,479	(1,233)	(173)
Net cash (used in) provided by investing activities	—	(694)	140	20
Net cash provided by financing activities	—	—	—	—

The consolidated VIE entities and their subsidiaries contributed nil, 100% and 99% of the Group’s consolidated revenues for the years ended September 30, 2023, 2024 and 2025, respectively. As of September 30, 2023, 2024 and 2025, the consolidated VIE entities and their subsidiaries accounted for an aggregate of nil, 4% and 59%, respectively, of the Group’s consolidated total assets, and nil, 4% and 4%, respectively, of the Group’s consolidated total liabilities

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE entities.

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation allowance of deferred tax asset, share-based compensation, impairment of goodwill and allowance for credit loss.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, the United States and Hong Kong is the United States dollar (“US dollar”) and the functional currency of the Group’s PRC subsidiaries is RMB. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the consolidated statements of comprehensive income (loss) as a component of net income.

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

Convenience translation

The Group’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheet, and the related consolidated statements of comprehensive income (loss), shareholders’ deficits and cash flows from RMB into US dollars as of and for the year ended September 30, 2025 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 7.1190, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2025, or at any other rate.

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

Short-term investments are measured at fair value on a recurring basis and are classified within Level 2 of the fair value hierarchy. The fair values of these investments are determined using observable market inputs, including quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and other market-corroborated inputs. No significant unobservable inputs are used in the valuation.

The fair value measurement of goodwill is classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs. Additional information is disclosed in the goodwill accounting policy below.

Identifiable intangible assets recognized in a business combination are measured at fair value at the acquisition date and are classified within Level 3 of the fair value hierarchy.

The Group’s financial instruments include cash and cash equivalents, accounts receivable, amounts due to related parties, non-current restricted cash, accounts payable, notes payable, short-term debt, and other current liabilities approximate their fair value due to the short-term maturity of these instruments.

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

The Company acquired the insurance agency business in December 2023. As of September 30, 2024 and 2025, the non-current restricted cash amounted to RMB 5,000 and RMB 5,000 respectively.

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

Upon the adoption of ASU 2016-13, the management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive income (loss). In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written off against the allowance for expected credit losses when management determines the amounts are uncollectible.

The Company acquired the insurance agency business in December 2023. As of September 30, 2024 and 2025, allowance for expected credit loss were RMB 191 and RMB 41, respectively.

Advances to suppliers

Advances to suppliers represent prepayments for future services. The Company assesses the recoverability of advances based on the underlying services expected to be received or refundability under the relevant agreements and records an impairment loss when such advances are determined to be not recoverable. As of September 30, 2024 and 2025, impairment losses were nil and RMB 7,119, respectively.

Other current assets

Other current assets primarily include prepaid tax expense, advances to employees and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive collection efforts are made. As of September 30, 2024 and 2025, allowances for credit losses were RMB 1,768 and RMB 4,608, respectively.

Goodwill

Goodwill represents the excess purchase price over the estimated fair value of the identifiable net assets acquired in a business combination.

Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it is more likely than not that goodwill may be impaired. The Group performs its annual goodwill impairment test as of September 30 each year.

The Group has determined that it has one reporting unit, which is also its only reportable segment. The reporting unit relates to the Group’s insurance agency business operated under Alpha Mind.

The Group may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the qualitative assessment indicates potential impairment, or if the Group elects to bypass the qualitative assessment, a quantitative impairment test is performed by comparing the fair value of the reporting unit with its carrying amount, including goodwill. A goodwill impairment loss is recognized for the amount by which the carrying amount of the reporting unit exceeds its fair value, limited to the carrying amount of goodwill.

The determination of fair value requires significant judgment and estimates. The Group estimates the fair value of the reporting unit primarily using a discounted cash flow method under the income approach, which considers forecasted future cash flows over a discrete projection period and a terminal value. Key assumptions used in the impairment test include projected revenue growth rates, a terminal growth rate, and weighted average cost of capital rate.

For the quantitative impairment test performed, the Group estimated an average revenue growth rate of 8% for the forecast period from 2025 to 2029. The terminal growth rate applied was 1.8%, which was determined with reference to consumer price index and adjusted for long-term inflation expectations, and reflects management’s estimate of the Group’s long-term sustainable growth. The weighted average cost of capital applied was 12%, which was derived based on the risk-free rate of return plus an equity risk premium, adjusted for industry-specific risk factors using beta.

During the year ended September 30, 2025, due to a macroeconomic downturn in the industry, although the Group secured turnover, it experienced higher-than-expected operating expenditures, including personnel costs and distribution expenses, in order to maintain operations. These factors adversely affected projected future operating cash flows and constituted indicators of goodwill impairment. Accordingly, the Group performed a quantitative goodwill impairment test as of September 30, 2025. The fair value of the reporting unit was estimated at RMB 6,634 using the discounted cash flow method.

The fair value measurement of the reporting unit is classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs.

As a result of the impairment test, the Group recognized goodwill impairment losses of RMB 574,978 and RMB 685,957 for the years ended September 30, 2024 and 2025, respectively.

A reasonably possible change in key assumptions, including the revenue growth rate, terminal growth rate, or discount rate, could result in additional goodwill impairment in future periods.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. As of September 30, 2025, the Company had automobiles with useful lives ranging between three and five years.

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

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The Company recognized no impairment of ROU assets as of September 30, 2024 and 2025. Operating leases are included in operating lease ROU and operating lease liabilities (current and non-current), on the consolidated balance sheets.

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

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company generates revenue primarily from its insurance agency services. According to the agency service contracts made by and between the Company and insurance carriers, the Company is authorized to sell insurance products provided by insurance carriers to the insureds as an insurance agent, and collects commission from the respective insurance carriers as revenue. The Company acts as an agent in providing insurance agency services and therefore recognizes commission revenue on a net basis.

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

The Company acquired the insurance agency business in December 2023. The Company recorded insurance agency commission revenue in the amount of nil, RMB 288,369 and RMB 365,267 for the year ended September 30,2023, 2024 and 2025, respectively.

Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were nil, RMB 852 and RMB 716 for the years ended September 30, 2023, 2024 and 2025, respectively.

PRC value-added taxes and related taxes

The Group is subject to value-added taxes at the rate of 6% for rendering services, education surtax and urban maintenance and construction tax, on the services provided in the PRC. Education surtax and urban maintenance and construction tax are primarily levied based on revenue at applicable rates and are recorded as a reduction of revenues.

Cost of revenues

Cost of revenues consists primarily of commissions paid to distribution channels. The Company generally recognizes commissions as cost of revenues when incurred. The Company acquired the insurance agency business in December 2023. For the year ended 30, 2023, 2024 and 2025, the cost of revenue amounted to nil, RMB 274,901 and RMB 357,266, respectively, from its continuing operations.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive income (loss). As of September 30, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income (loss) based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the completion of initial public offering (“IPO”) and has a continued employment provision for a period of time following the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, research and development expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended September 30, 2023, 2024 and 2025, the Group recognized share-based compensation expenses of RMB 4,782 and RMB 2,507 and nil respectively, in the consolidated statements of comprehensive income (loss).

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

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. Although the Group conducts both insurance agency and insurance technology activities, these activities are operationally integrated and are not managed or evaluated separately for internal reporting purposes.

The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted. Since the Company’s fiscal year begins on October 1, the mandatory adoption date for the Company as a PBE is the fiscal year beginning October 1, 2027 (Fiscal Year 2028). The Company clarifies that it has elected not to early adopt ASU 2024-03 in the Form 20-F for the fiscal year ended September 30, 2025.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect material impact on its accounting or reporting when implemented.

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

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of comprehensive income (loss) for the years ended September 30, 2023, 2024 and 2025:

	For the years ended September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Net revenues	227,687	—	—	—
Operating costs:	(242,097)	—	—	—
Selling and marketing expenses	(3)	—	—	—
General and administrative expenses	(21,941)	(2,143)	—	—
Research and development expenses	(2,398)	—	—	—
Impairment loss on long-lived assets	(10,474)	(2)	—	—
Other (expenses) income, net	2,993	—	—	—
Interest (expenses) income, net	22	(1)	—	—
Net loss from discontinued operations	(46,211)	(2,146)	—	—
Less: Net loss from discontinued operations attributable to noncontrolling interests	—	—	—	—
Net loss from discontinued operations attributable to XChange TEC.INC’s ordinary shareholders	(46,211)	(2,146)	—	—
Gain on the sale of discontinued operations, net of tax	—	388,491	—	—
Net loss (income) from discontinued operations attributable to XChange TEC.INC’s ordinary shareholders	(46,211)	386,345	—	—

4.	ACQUISITION OF ALPHA MIND

On December 28, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Alpha Mind, at a total consideration of $180,000 (equivalent to RMB 1,299,654). The purchase price is payable in the form of promissory note. The Notes have a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind, including its consolidated entities. On December 28, 2023, the Company issued Notes of $153,000 (equivalent to RMB 1,104,706) and $27,000 (equivalent to RMB 194,948), respectively, to MMTEC, Inc. and Burgeon Capital, Inc. On June 6, 2024, the Company and Burgeon Capital Inc agreed to settle all outstanding principal amount and accrued interest under the Note with a total amount of US$27,342 by issuance of Class A ordinary shares. On June 30, 2025, the Company and MMTEC agreed to extend the maturity date of the Notes to December 31, 2025, and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year.

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

As of December 28, 2023
RMB
ASSETS
Current assets
Cash, cash equivalents	5,868
Short-term investment	1,616
Accounts receivable, net	19,260
Advances to suppliers	6,872
Other current assets	973
Total current assets	34,589

Non-current assets:
Restricted cash, non-current	5,000
Property and equipment, net	271
Operating lease right-of-use assets	60
Deferred tax assets	511
Total non-current assets	5,842
Total Assets	40,431

Liabilities and shareholder’s deficit
Accounts payable	12,590
Taxes payable	910
Operating lease liabilities	41
Accrued expenses and other current liabilities	11,454
Total current liabilities	24,995
Non-current liabilities:
Operating lease liabilities, non-current	—
Total liabilities	24,995
Net tangible assets	15,436

(2)	Immediately prior to the consummation of the acquisition of Alpha Mind, the Company was a shell company as defined in Rule 12b-2 under the Exchange Act and was subject to delisting risk. As a result of the consummation of the acquisition of Alpha Mind, we ceased to be a shell company on December 28, 2023 and that’s the main reason we paid $180,000 (equivalent to RMB 1,299,654) of which $177,862 (equivalent to RMB 1,284,218) was attributed to goodwill.

Changes in the carrying amount of goodwill for the years ended September 30, 2025 was as follows:

Acquisition of Alpha Mind
Balance as of December 28, 2023	1,284,218
Goodwill allowance	(574,978)
Balance as of September 30, 2024	709,240
Goodwill allowance	(685,957)
Balance as of September 30, 2025	23,283

(3)	Total purchase consideration is $180,000, at exchange rate of 1 USD/RMB=7.2203

5.	ACQUISITION OF TOPONE

On March 24, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Topone for total cash consideration of RMB 1,107.

The acquisition has been accounted for as a business combination in accordance with ASC 805, Business Combinations. The purchase consideration was allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date.

The Company estimated the fair values of the identifiable assets acquired and liabilities assumed using valuation techniques consistent with the business combination guidance. Given the short period between Topone’s most recent reporting date and the acquisition date, and the nature of the assets and liabilities acquired, management determined that the carrying amounts of the acquired assets and liabilities approximated their fair values. The valuation of identifiable intangible assets was supported by an independent valuation firm engaged by the Company.

The fair value of the identifiable intangible asset was determined using a market approach, which estimates fair value by reference to observable market transactions involving comparable insurance intermediary licenses. The valuation considered differences between the subject asset and comparable transactions, including factors such as market conditions and transaction scale, and incorporated appropriate adjustments to reflect these differences. The valuation reflects assumptions that market participants would use in pricing the asset.

The identifiable intangible assets recognized primarily represent an insurance intermediary license, which was measured at its estimated fair value of RMB 678 as of the acquisition date.

The following table summarizes the estimated fair values of the identifiable assets acquired and liabilities assumed as of March 24, 2025:

		March 24,
		2025
		RMB
Net tangible assets	(1)	434
Intangible assets		678
Total assets		1,112
Total purchase consideration		1,107
Bargain gain on purchase	(2)	5

(1)	The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on March 24, 2025.

As of March 24, 2025
RMB
ASSETS
Cash, cash equivalents	476
Total Assets	476
Liabilities:
Accrued expenses and other current liabilities	42
Total liabilities	42
Net tangible assets	434

(2)	The Company recognized a bargain purchase gain of RMB 5, which was recorded in other income. Prior to recognizing the gain, management reassessed the identification and measurement of all assets acquired and liabilities assumed and determined that the resulting gain did not arise from measurement errors.

The acquisition was settled entirely in cash. The cash flow effect of the acquisition is summarized as follows:

RMB
Cash consideration paid	(1,107)
Add: cash and cash equivalents acquired at year end exchange rate	476
Net cash outflow from acquisition	(631)

The net cash outflow of RMB 631 was presented within investing activities in the consolidated statement of cash flows.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable represents insurance agency service fees or commission receivables on insurance products sold from insurance companies stated at net of allowance for credit losses. The Group reviews its accounts receivable on a periodic basis to determine if the allowance for credit loss is adequate, and adjusts the allowance when necessary.

As of September 30, 2024 and 2025, the Company determined RMB 191 and RMB 41 allowances for credit losses were necessary for accounts receivable.

Accounts receivable, net consist of the following:

	As of September 30,
	2024	2025
Accounts receivable	36,467	23,496
Less: Allowance for credit losses	191	41
Total accounts receivable, net	36,276	23,455

Movements of allowance for credit losses are as follows:

	As of September 30,
	2024	2025
Opening balance	—	191
Acquisition of Alpha Mind	277	—
Recovery	(86)	(150)
Ending balance	191	41

Recovery represents collections of previously provided receivables, primarily relating to balances acquired in prior periods.

7.	SHORT TERM DEBT

The short-term debt was as follows:

	As of September 30,
	2024	2025
Short-term debt	32,070	32,533

For the years ended September 30, 2024 and 2025, the Group entered into loan agreements with certain third party entities, pursuant to which the Group borrowed RMB 13,081 and RMB 32,533, equivalent to $1,864 and equivalent to $4,570, respectively. The loans bear interest rate of 3.85% per annum and have maturities through September 2026.

8.	CONTINGENT LIABILITIES FOR PAYABLE FOR ASSET ACQUISITION

On July 22, 2020, the Group entered into a series of asset purchase agreements with Great Alliance Coliving Limited. and its affiliates (“Beautiful House” or the “Sellers”) to acquire assets, including approximately 72,000 apartment rental contracts with leasehold improvements attached to it, and trademarks of Beautiful House. In addition, the Group also assumed liabilities of RMB 349,665 associated with acquired assets. The consideration was comprised of cash of $29,000 (approximately RMB 205,306) and 12,858,939,200 shares of the Group’s Class A ordinary shares with total value of $42,673 (approximately RMB 289,733), reflecting discount for lack of marketability. The number of shares to be issued is determined based on the total share consideration amount agreed and average closing price of the Group’s ADS of 90 days prior to the execution of the asset purchase agreements. The shares are payable in three instalments of 30%, 40% and 30% with lockup periods expiring on June 30, 2021, 2022 and 2023, respectively. As of September 30, 2020, the Group made a cash payment of $5,800 (equivalent of RMB 39,498). There were no material direct transaction costs related to the transaction. The remaining cash consideration payable of $23,200 (equivalent of RMB 165,808) and share consideration of RMB 289,733 were recorded in the account of “Payable for asset acquisition” and “additional paid-in capital”, respectively.

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

The 5,778,645,800 ordinary shares are subject to a make-whole cash-settled provision, and 2,086,074,900 ordinary shares of which are also subject to redemption. The Group assessed the redemption terms and assessed it is probable that the Group will redeem these ordinary shares. The 5,778,645,800 ordinary shares fall in the classification of a liability. As of September 30, 2024 and 2025, the Group recorded the liabilities of RMB 162,808 and RMB 165,161, respectively in the account of “Contingent liabilities for payable for asset acquisition”. The change in the balance as of September 30, 2024 and 2025 arose from change in foreign exchange rates.

9.	NOTES PAYABLE

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

On April 23, 2025, the Company, MMTEC, Inc. (the “Seller”), a holder of certain Secured Promissory Note dated December 28, 2023 issued by the Company in the original principal amount of US$153,000,000 (the “Note”), and Infinity Asset Solutions Ltd., (the “Buyer” or “Infinity Asset”), entered into a Note Purchase Agreement (the “Agreement”), pursuant to which the Seller agrees to sell, transfer and assign to the Buyer, and the Buyer agrees to purchase from the Seller, of which the unpaid principal was US$50,000 and the unpaid interest was US$1,988 as of the date of the Agreement.

On June 30, 2025, the Company and the Sellers of Alpha Mind agreed to extend the maturity date of the Notes to December 31, 2025, and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year. The Company repaid the notes payable of RMB 59,088 to MMTEC, Inc.

As of September 30, 2025, the Company had notes payable of RMB 668,021.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2024	2025
Accrued interest expenses	24,019	36,957
Other current liabilities	9,190	14,187
Accrued expenses and other current liabilities	33,209	51,144

Accrued interest expenses primarily represent interest incurred but not yet paid on our notes payable and short-term debts as of the reporting date. Such interest is recognized on an accrual basis in accordance with the contractual interest rates of the respective debt agreements.

Other current liabilities primarily consist of accrued social security and housing fund contributions, and other miscellaneous payables arising from the Group’s normal business operations.

11.	REVENUE

Revenue consists of insurance agency commission revenue.

	As of September 30,
	2024	2025
Revenue	288,369	365,267

12.	COST OF REVENUE

Cost of revenue consists primarily of commissions paid to distribution channels.

	As of September 30,
	2024	2025
Cost of Revenue	274,901	357,266

13.	SHARE BASED COMPENSATION

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

As of June 24, 2022, Yijia Inc. held 7.52 billion Class B ordinary shares. On June 24, 2022, Yijia Inc. transferred all reserved ordinary shares to Golden Stream Limited, a company controlled by Mr. Qu Chengcai, the former Chief Executive Officer of the Group. Upon transfer, the Class B ordinary shares previously held by Yijia Inc. were automatically converted to Class A ordinary shares pursuant to the Company’s third amended and restated memorandum and articles of association. Since then, Golden Stream Limited became a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Group’s operations. The board resolutions allow the grantees to hold options to purchase from the Golden Stream Limited the equity shares of the Group.

All the share information disclosed under Stock Option A and Stock Option B in this section refers to the shares of the Group the grantees are entitled through Yijia Inc. shares before June 24, 2022 and through Golden Stream Limited after June 24, 2022. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offset to additional paid-in capital. Given the shares owned by Yijia Inc./ Golden Stream Limited for the purpose of the incentive program are existing and outstanding shares of the Group, the options do not have any dilution effect on the (losses) earnings per share (see Note 14).

Stock Option A

On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, the Group granted an aggregate number of 26.86 million share options to certain management, employees and non-employees of the Group. Under the plan, the exercise price was US$0.0031 (RMB0.02) per share and vests 50% on the first and second anniversary after the IPO date. All grantees were restricted from transferring more than 25% of their total exercised ordinary shares each year after the exercise date. Given the vesting was contingent on the IPO and vested on the first and second anniversary after the IPO date, no share-based compensation expense is recognized until the date of IPO. For the year ended September 30, 2021, no share options were vested or exercised. As of September 30, 2024 and 2025, the number of outstanding options is 1,025,000,000 and 1,025,000,000, respectively, which was equal to the number of option expected to be vested. The remaining Stock Options A are exercisable into 1,025,000,000 Class B ordinary shares. Because the exercise price is out of money, the weighted average intrinsic value of the outstanding options and the options expected to vest was nil. All the remaining Stock Options A are expired at December 31, 2025.

Stock Option B

On July 31, 2017, the Group granted 43.14 million share options to management and employees of the Group. The options vested immediately upon the grant date and the exercise price were US$0.0031 (RMB0.02) per share. All grantees were restricted from transferring its exercised ordinary shares during certain periods subsequent to the IPO date (the “lock-up period”). If the grantee resigned from the Group before the IPO or during the lock-up period, the Group has the right to repurchase the share options or ordinary shares at the exercise price. The Group believes that the repurchase feature is effectively to require the employee to remain throughout the requisite period in order to receive any economic benefit from the award. As such, the repurchase feature functions as a vesting condition that is contingent on the IPO, no share-based compensation expense is recognized until the date of IPO. As of September 30, 2023 and 2024, the Group had 2,385,000,000 and 2,385,000,000 share options outstanding, vested and exercisable. The remaining Stock Options B are exercisable into 2,385,000,000 Class A ordinary shares. Because the exercise price is out of money, the weighted average intrinsic value of these share options were nil. All the remaining Stock Options B are expired at December 31, 2025.

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

In June 2022, the Group issued 5.036 billion stock options with nil exercise price to Mr. Sun, the Chief Financial Officer of the Company, of which 4.318 billion stock options vested and exercised immediately upon grant, 359 million stock options vested on August 3, 2022, and the remaining 359 million stock options vested on August 3, 2023. As of September 30, 2025, neither of the 359 million stock options vested on August 3, 2022 or the 359 million stock options vested on August 3, 2023 were exercised by or issued to Mr. Sun. The Group recorded stock options at the grant date fair value per ADS of US$0.0363425, ADS reverse split in November and December 2023) by reference to the share price in the open market on grant date.

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

2025 Equity Incentive Plan

On May 9, 2025, the Company adopted an equity incentive plan (the “2025 Equity Incentive Plan”) and issued thereunder 11,800,000,000 Class B ordinary shares, par value US$0.0000001 per share, of the Company (the “Reserved Shares”) to ESOP Platform. The ESOP Platform will hold the Reserved Shares (i) before any granting or vesting to the participants of the 2025 Equity Incentive Plan (the “Participants”), and (ii) after any vesting to the Participants, on behalf of the Participants pursuant to the respective share award agreements.

A summary of option balances from the years ended September 30, 2023 to 2025 is presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual Life
Outstanding, as of September 30, 2023	4,128,005,400	0.02	2.44
Vested and exercisable as of September 30, 2025	3,410,000,000	0.02	1.96
Vested or expected to vest as of September 30, 2025	4,128,005,400	0.02	2.44

The Group recognized the compensation cost for the stock options on a straight line basis over the requisite service periods. For the years ended September 30, 2023, 2024 and 2025, the Group recorded compensation expenses of RMB 4,782 and RMB 2,507 and nil in connection with the above stock options. As of September 30, 2025, the Group had no unrecognized compensation expenses for stock options.

For the years ended September 30, 2023, 2024 and 2025, the total share-based compensation expenses were comprised of the following:

	For the years ended September 30,
	2023	2024	2025
Selling and marketing expenses	—	—	—
General and administrative expenses	4,782	2,507	—
Research and development expenses	—	—	—
	4,782	2,507	—

14.	LOSSES (EARNING) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	For the years ended September 30,
	2023	2024	2025
	RMB	RMB	RMB	USD
Numerator:
Net income (loss) attributable to XChange TEC.INC’s ordinary shareholders	(71,313)	(226,821)	(748,414)	(105,129)
Net loss from continuing operations attributable to XChange TEC.INC’s ordinary shareholders	(25,102)	(613,166)	(748,414)	(105,129)
Net income (loss) from discontinued operations attributable to XChange TEC.INC’s ordinary shareholders	(46,211)	386,345	—	—
Denominator:
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	28,050,733	238,246,158	50,254,250,124	50,254,250,124

Net earnings (loss) per share attributable to ordinary shareholders of XChange TEC.INC—Basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)
Net losses per share from continuing operations attributable to ordinary shareholders of XChange TEC.INC—Basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)
Net earnings (loss) from per share discontinued operations attributable to ordinary shareholders of XChange TEC.INC—Basic and diluted	(0.00)	0.00	—	—

For the years ended September 30, 2023 and 2024, weighted average ordinary shares included 359,002,700 and 718,005,400 stock options, which were vest but unexercised as of September 30, 2022 and 2023, respectively. The Company included the stock options because they are exercisable at nil. For the years ended September 30, 2025, weighted average ordinary shares did not included stock options.

For the years ended September 30, 2023, 2024 and 2025, potential ordinary shares from assumed conversion of nil, nil and nil convertible notes as well as 3,410,000,000, 3,410,000,000 and nil options have not been reflected in the calculation of diluted net losses per share as their inclusion would have been anti-dilutive.

15.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company, XChange TEC.INC is not subject to tax on income or capital gain.

BVI Islands

Under the current laws of the British Virgin Islands (“BVI”), Alpha mind BVI is incorporated in BVI is not subject to tax on income or capital gain.

Hong Kong

Alpha mind (HK), XH TEC and Topone, are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

For the years ended September 30, 2023, 2024 and 2025, the Group incurred income tax expenses nil, RMB 548 and RMB 46 from its continuing operations.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate are as follows:

	For the years ended September 30,
	2023	2024	2025
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rates of group entities operating in other jurisdictions and preferential tax rates of group entities	(23.0)%	(10.8)%	(13.1)%
Effect of change in valuation allowance	(2.0)%	(7.4)%	(11.7)%
	0.0%	6.8%	0.2%

The principal components of the Group’s deferred income tax assets from continuing operations as of September 30, 2024 and 2025 are as follows:

	As of September 30,
	2024	2025
Deferred tax assets:
Net losses carry forwards	548	991
Valuation allowance	(548)	(991)
	—	—

Movement of the valuation allowance is as follows:

Balance as of September 30, 2023	—
Addition	548
Write off	—
Balance as of September 30, 2024	548
Addition	443
Write off	—
Balance as of September 30, 2025	991

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

As of September 30, 2025, the Group had tax loss carryforwards of RMB 6,822, all of which nil will expire, if unused, by 2030, and no deferred tax asset was recognized due to the existence of cumulative losses and insufficient positive evidence.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB 100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2020 through 2025 on non-transfer pricing matters, and from 2013 through 2025 on transfer pricing matters.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of September 30, 2024 and 2025.

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

Amounts restricted including paid-in capital and statutory reserve funds as determined pursuant to PRC Laws were 53,176 and 53,176 as of September 30, 2024 and 2025, respectively.

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

Related Party	Relationship with the Group
Wangxiancai Limited	An entity controlled by the legal representative and executive director of one of the former subsidiaries. The subsidiary was disposed of on October 31, 2023 and Wangxiancai Limited was no longer a related party of the Group since then
Key Space (S) Pte Ltd (“Key Space”)	An entity controlled by certain shareholders of the Group, ceased to be a related party of the Company in December 2024.
Mr. Qu Chengcai	Chief Executive Officer. Mr. Qu resigned on October 17, 2024 and Mr. Qu was no longer a related party of the Group since then.
Mr. Sun Zhichen	Chief Executive Officer from January, 2025, former Chief Financial Officer till October 17, 2024.
Mr. Zhang Yong	Chief Executive Officer. Mr.Zhang was appointed as CEO on October 17, 2024, and resigned on January 2025
Ms. Chang Jiaxing	Chief Financial Officer from October 17, 2024
Mr. Wu Guofu	Independent director
Ms. Qiao Nini	Independent director

-	Transactions with related parties

As stated in Note 1, on October 31, 2023 and September 12, 2024, the Group transferred the equity interest in the Q&K HK and QK365, FENGLINJU PROPERTY (CHINA) LIMITED and Shanghai Meileju Intelligent Technology Co., Ltd, respectively, to Wangxiancai Limited for nominal consideration.

As stated in Note 13, the Group issued 72 million and 43.18 million stock options to Mr. Qu and Mr. Sun, respectively. (See Note 13 - Share based compensation)

-	Balances with related parties

As of September 30, 2024 and 2025, amounts due to related parties were RMB 4,324 and RMB 1,060, respectively.

(1) Balance with Key Space:

The balance due to related parties represented borrowings from Key Space which were due within 12 months from borrowing. During the financial year ended September 2025, Key Space ceased to be a related party of the Company. Accordingly, the outstanding balance with Key Space was excluded from the related party balances as of September 30, 2025 and reclassified to other payables.

(2) Balance with Mr. Zhang Yong:

The balance as of September 30, 2025 represented working capital loans provided by Mr. Zhang Yong. Mr. Zhang Yong was appointed as the Company’s Chief Executive Officer in October 17 2024 and subsequently resigned in January 2025. He remained a related party of the Company. The loans were provided from time to time from FY 2024, bear interest at 3.85% per annum and are due within one year from the respective borrowing dates. Details are as follows:

	As of September 30,
	2024	2025
Key Space	4,324	—
Mr. Zhang Yong	—	1,060
	4,324	1,060

18.	COMMITMENTS AND CONTINGENCIES

Operating Lease Commitment

The Company leases office space under non-cancelable operating lease agreements, which end at various dates in 2025 and 2029. As of September 30, 2025, the Company’s operating leases had a weighted average remaining lease term of 3.2 years and a weighted average discount rate of 3.82%. Future lease payments under operating leases as of September 30, 2025 were as follows:

September 30, 2025
2026	195
2027	192
2028	141
2029	35
Total future lease payments	563
Less: imputed interest	11
Total lease liabilities	552
Less: current portion	199
Operating lease liability, non-current	353

Lease expenses are recognized on a straight-line basis over the lease term. For the year ended September 30, 2025, the Company had operating lease costs of RMB 324 and short-term lease costs of RMB 370. For the year ended September 30, 2024, the Company had operating lease costs of RMB 178 and short-term lease costs of RMB 140. For the year ended September 2023, the Company had operating lease costs of nil and short-term lease costs of nil.

Cash paid for amounts included in the measurement of operating lease liabilities were RMB 694, RMB 318 and nil during the years ended September 30, 2025, 2024 and 2023, respectively.

Contingencies

In August 2025, Huaming Insurance Agency Co., Ltd. and its Tianjin Second Branch (collectively, “Huaming”) were named as defendants in a civil lawsuit filed by China United Life Insurance Company Limited, Tianjin Branch, before the Tianjin Railway Transportation Court (the “Court”). The case was accepted by the Court on August 5, 2025, under case number (2025) Jin 8601 Min Chu No. 2180.

The plaintiff alleges that, pursuant to an insurance agency agreement entered into on July 21, 2021, certain insurance policies sold by Huaming involved violations of contractual provisions, including alleged fabricated insurance agency transactions and improper commission claims. The plaintiff seeks, among other relief, (i) the return of commissions previously paid in the amount of RMB 4,120, together with interest thereon, (ii) reimbursement of legal fees of RMB 145, and (iii) payment of litigation costs. The total amount claimed is approximately RMB 4,265.

The case has completed its first-instance court hearing, and no judgment has been rendered as of the date of this annual report. The Company is in the process of evaluating the claims and defenses with the assistance of legal counsel. As of September 30, 2025, management is unable to reasonably estimate the outcome of the proceeding or the amount of any potential loss, if any. Accordingly, no provision has been recorded in the consolidated financial statements for this matter.

Based on currently available information, management believes that the outcome of this litigation is uncertain and that, regardless of the final resolution, the matter is not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows. The Company will continue to monitor the progress of this matter and will recognize a provision or provide additional disclosure in future periods if and when such information becomes available.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any other currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

19.	CONCENTRATION RISK

Customer

For the year ended September 30, 2025 and 2024, one customer accounted for 18.4% and 12.6% of the Company’s total revenues. For the year ended September 30, 2023, no customer accounted for more than 10.0% of the Company’s total revenue.

As of September 30, 2025, two customers accounted for 33.1% of the total balance of accounts receivable. As of September 30, 2024, four customers accounted for 85.4% of the total balance of accounts receivable.

Vendor

For the year ended September 30, 2025, one vendor accounted for 10.2% of the Company’s total cost of revenues. For the year ended September 30, 2024, two vendors accounted for 22.1% of the Company’s total cost of revenues. For the year ended September 30, 2023, no vendors accounted for more than 10.0% of the Company’s total cost of revenue.

As of September 30, 2025, one vendor accounted for 16.9% of the total balance of accounts payable. As of September 30, 2024, one vendor accounted for 28.7% of the total balance of accounts payable.

20.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 14, 2026, the date the consolidated financial statements were issued. There were no events that occurred subsequent to September 30, 2025 that require adjustment to or disclosure in the consolidated financial statements.